As confidentially submitted to the Securities and Exchange Commission on April 6, 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.

No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AIRO Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6770	92-3328419
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

515 Madison Avenue, 8th Floor – Suite 8078

New York, New York 10022

(646) 908-2659
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Surendra Ajjarapu
President
515 Madison Avenue, 8th Floor – Suite 8078

New York, New York 10022

(646) 908-2659
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Kate L. Bechen Robin Lehninger Dykema Gossett PLLC 111 E. Kilbourn Ave., Suite 1050 Milwaukee, WI 53202 (414) 488-7300	Andrew M. Tucker Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, NW. Suite 900 Washington, D.C. 20001 (202) 689-2800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in the preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described in the preliminary proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is declared effective. The preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED APRIL 6, 2023

PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF

KERNEL GROUP HOLDINGS, INC.

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR
[●] SHARES OF COMMON STOCK AND

[●] WARRANTS OF

AIRO GROUP, INC.

The board of directors of Kernel Group Holdings, Inc., a Cayman Islands exempted company (“Kernel”) has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated March 3, 2023 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Kernel, AIRO Group, Inc., a Delaware corporation (“ParentCo”), Kernel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“Kernel Merger Sub”), AIRO Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of ParentCo (“AIRO Merger Sub”) , VKSS Capital, LLC, in the capacity as the representative from and after the First Effective Time (as defined below) for the stockholders of Kernel and ParentCo (the “ParentCo Representative”) and also in its capacity as Kernel’s sponsor (“Sponsor”), Dr. Chirinjeev Kathuria, in the capacity as the representative from and after the Second Effective Time for the AIRO Stockholders as of immediately prior to the Second Effective Time (the “Seller Representative”), and AIRO Group Holdings, Inc., a Delaware corporation (“AIRO”), a copy of which is attached to this proxy statement/prospectus as Annex A, including the deregistration of Kernel under the Cayman Islands Companies Act (As Revised) and the domestication under Part XII of the Delaware General Corporation Law, pursuant to which Kernel’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware at least one day prior to the Closing (the “Domestication”). As described in this proxy statement/prospectus, Kernel’s shareholders are being asked to consider a vote upon each of the Domestication and the Business Combination, among other items.

In connection with the Domestication, each issued and outstanding Kernel Class A Ordinary Share, each issued and outstanding Kernel Class B Ordinary Share, each issued and outstanding Kernel Private Placement Warrant, each issued and outstanding Kernel Public Warrant, and each issued and outstanding Kernel Unit shall convert automatically, on a one-for-one basis, into one share of Kernel Class A Common Stock, one share of Kernel Class B common stock, one Kernel private warrant, one Kernel public warrant and one Kernel public unit, respectively, and (ii) immediately following the Domestication, (a) each share of Kernel Class B common stock shall convert automatically, on a one-for-one basis, into one share of Kernel Class A common stock, (b) the Kernel Class A common stock will be reclassified as Kernel common stock, and (c) each Kernel public unit will be separated into one share of Kernel common stock and one Kernel public warrant.

On the Closing Date, Kernel Merger Sub will merge with and into Kernel (the “First Merger”), with Kernel surviving the First Merger as a wholly owned subsidiary of ParentCo. In accordance with the terms and subject to the conditions of the Business Combination Agreement and the Proposed ParentCo Charter, (i) each share of Kernel Common Stock, each Kernel Private Warrant, and each Kernel Public Warrant issued and outstanding immediately prior to the First Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of ParentCo Common Stock, one ParentCo Private Warrant or one ParentCo Public Warrant, respectively (“Kernel Merger Consideration”), (ii) each share of ParentCo Common Stock held by Kernel issued and outstanding immediately prior to the First Effective Time shall automatically be cancelled and shall cease to exist as of the First Effective Time, (iii) each share of Kernel Merger Sub Common Stock issued and outstanding as of immediately prior to the First Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Kernel Surviving Company. Immediately following the First Merger, AIRO Merger Sub will merge with and into AIRO (the “Second Merger”) with AIRO surviving the Second Merger as a wholly-owned subsidiary of ParentCo. In accordance with the terms and subject to the conditions of the Business Combination Agreement, the holders of AIRO’s securities collectively shall be entitled to receive from ParentCo, in the aggregate, a number of shares of ParentCo common stock with an aggregate value equal to (a) $770,000,000 minus (b) the amount, if any, by which the net working capital is less than $(5,500,000) by more than $500,000, plus (c) the amount, if any, by which the net working capital is greater than $(5,500,000) by more than $500,000 (but not less than zero), minus (d) the amount, if any, by which the closing net debt exceeds $75,000,000 by more than $500,000 (but not less than zero), plus (e) the amount, if any, by which the closing net debt is less than $75,000,000, minus (f) the amount, if any, by which the company transaction expenses exceed $14,000,000 (such resulting amount, the “AIRO Merger Consideration”).

It is anticipated that, upon completion of the Business Combination, (i) the AIRO Stockholders (as defined in the accompanying proxy statement/prospectus) will own, collectively, approximately [●]% of the outstanding ParentCo Common Stock, and (ii) Kernel’s Initial Shareholders (as defined in the accompanying proxy statement/prospectus) will own approximately [●]% of the outstanding ParentCo Common Stock, in each case, assuming that none of Kernel’s outstanding public shares are redeemed in connection with the Business Combination, or approximately [●]% and [●]%, respectively, assuming that all of Kernel’s outstanding public shares are redeemed in connection with the Business Combination. See “Shareholder Proposal No. 1: The Business Combination Proposal — Ownership of ParentCo” for more details.

This proxy statement/prospectus covers [●] shares of ParentCo Common Stock (including shares that are to be issued or may be issuable upon exercise of the Kernel warrants). The number of shares of ParentCo that this proxy statement/prospectus covers is the maximum number of shares that may be issued to AIRO Stockholders and the maximum number of shares issued or issuable to the existing shareholders and warrant holders of Kernel, in each case, in connection with the Business Combination.

Kernel’s units, public shares and public warrants are currently listed on Nasdaq Capital Market (“Nasdaq”) under the symbols “KRNLU,” “KRNL,” and “KRNLW,” respectively. Kernel will apply for listing, to be effective at the time of the Business Combination, of ParentCo Common Stock and warrants on Nasdaq under the proposed symbols “AIRO” and “AIROW,” respectively. It is a condition of the consummation of the Business Combination that Kernel receive confirmation from Nasdaq that ParentCo has been conditionally approved for listing on Nasdaq, but there can be no assurance such listing condition will be met or that Kernel will obtain such confirmation from Nasdaq, and you may not know whether the listing condition has been met at the time of the Extraordinary General Meeting. If such listing condition is not met or if such confirmation is not obtained, the Business Combination will not be consummated unless the Nasdaq condition set forth in the Business Combination Agreement is waived by ParentCo.

Kernel will hold an extraordinary general meeting (the “Extraordinary General Meeting”) to consider matters relating to the Business Combination at [●], Eastern Time, on [●], 2023. For the purposes of Cayman Islands Companies Law and the Second Amended and Restated Memorandum and Articles of Association of Kernel, the physical location of the Extraordinary General Meeting shall be [●], or you or your proxyholder will be able to attend and vote at the Extraordinary General Meeting online by visiting [●] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the Extraordinary General Meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

Kernel is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and has elected to take advantage of certain reduced public company reporting requirements. See “Summary of the Proxy Statement/Prospectus – Emerging Growth Company.”

If you have any questions or need assistance voting your ordinary shares, please contact Alliance Advisors, LLC, our proxy solicitor, by calling 855-796-2125, or banks and brokers can call collect at [●], or by emailing [●]. The notice of the Extraordinary General Meeting and the proxy statement/prospectus relating to the Business Combination will be available at https:// [●].

The accompanying proxy statement/prospectus provides shareholders of Kernel with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting of Kernel. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. In particular, when you consider the recommendation of the board of directors of Kernel to vote in favor of the proposals described in this proxy statement/prospectus, you should keep in mind that Kernel’s directors and officers have interests in the Business Combination that are different from, in addition to or may conflict with your interests as a shareholder. For instance, the Sponsor, and the officers and directors of Kernel who have invested in the Sponsor entity, will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 33 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated [●], 2023, and is first being mailed to Kernel’s shareholders on or about [●], 2023.

Kernel Group Holdings, Inc.

515 Madison 8th Floor – Suite 8078

New York, New York 10022

(646) 908-2659

NOTICE OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS OF

KERNEL GROUP HOLDINGS, INC.

TO BE HELD ON [ ● ], 2023

To the Stockholders of Kernel Group Holdings, Inc.:

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders (the “Extraordinary General Meeting”) of Kernel Group Holdings, Inc. (“Kernel”), a Cayman Islands exempted company, will be held at [●], Eastern Time, on [●], 2023, at [address]. You will also be able to attend the Extraordinary General Meeting online, vote and submit your questions during the Extraordinary General Meeting by visiting https:// [●].

At the Extraordinary General Meeting, Kernel stockholders will be asked to consider and vote upon the following proposals (each, a “Proposal” and collectively, the “Proposals”), as more fully described in the accompanying proxy statement/prospectus:

(1)	to adopt and approve an Agreement and Plan of Merger (the “Business Combination Agreement”) by and among Kernel, AIRO Group Inc., a Delaware corporation (“ParentCo”), Kernel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“Kernel Merger Sub”), AIRO Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of ParentCo (“AIRO Merger Sub”), VKSS Capital, LLC (“Sponsor”), in the capacity as the representative from and after the First Effective Time (as defined below) for the stockholders of Kernel and ParentCo immediately prior to the First Effective Time (the “ParentCo Representative”) and also in its capacity as Kernel’s sponsor, Dr. Chirinjeev Kathuria, in the capacity as the representative from and after the Second Effective Time for the AIRO Stockholders as of immediately prior to the Second Effective Time (the “Seller Representative”), and AIRO Group Holdings, Inc., a Delaware corporation (“AIRO”), pursuant to which at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), Kernel Merger Sub will merge with and into Kernel (the “First Merger”), with Kernel surviving the First Merger as a wholly owned subsidiary of ParentCo, and immediately following the First Merger, AIRO Merger Sub will merge with and into AIRO (the “Second Merger”), with AIRO surviving the Second Merger as a wholly-owned subsidiary of ParentCo. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A. We refer to this as the “Business Combination Proposal”;

(2)	to consider and vote upon a proposal, as a special resolution under Cayman Islands Companies Law, that Kernel be transferred by way of continuation to Delaware pursuant to Article 47 of Kernel’s Amended and Restated Memorandum and Articles of Association (the “Existing Kernel Governing Documents”), Part XII of the Cayman Islands Companies Act, and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, Kernel be continued and domesticated as a corporation under the laws of the State of Delaware (the “Domestication Proposal”);

(3)	to adopt and approve the amendment and restatement of the Existing Governing Documents by their deletion and replacement with the proposed new certificate of incorporation, a copy of which is attached to the proxy statement/prospectus as Annex B (the “Proposed Kernel Charter”), and bylaws, a copy of which is attached to the proxy statement/prospectus as Annex C (the “Proposed Kernel Bylaws” and, together with the Proposed Kernel Charter, the “Proposed Kernel Governing Documents”), of Kernel which, if approved, would take effect immediately after the Domestication (the “Kernel Charter Amendment Proposal”);

(4)

To adopt and approve the amendment and restatement of the Existing ParentCo Governing Documents by their deletion and replacement with the proposed amended and restated certificate of incorporation, a copy of which is attached to the proxy statement/prospectus as Annex D (the “Proposed ParentCo Charter”), and bylaws, a copy of which is attached to the proxy statement/prospectus as Annex E (the “Proposed ParentCo Bylaws” and, together with the Proposed ParentCo Charter, the “Proposed ParentCo Governing Documents”), of ParentCo which, if approved, would take effect upon closing of the First Merger (the “ParentCo Charter Amendment Proposal”).

(5)	to consider and vote upon a proposal to approve, as an ordinary resolution under Cayman Islands Companies Law, for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a) and (b), the issuance of more than 20% of Kernel’s issued and outstanding Class A Ordinary Shares (the “Nasdaq Proposal”);

(6)	to approve and adopt the 2023 Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex F (the “Incentive Plan Proposal”);

(7)	to approve and adopt the Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex G (the “Employee Stock Purchase Plan Proposal”);

(8)	to consider and vote to elect nine (9) directors to serve staggered terms on ParentCo’s board of directors until the 2024, 2025 and 2026 annual meeting of stockholders of ParentCo, respectively, and until their respective successors are duly elected and qualified (the “Election of Directors Proposal”);

(9)	to adopt and approve a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Kernel that more time is necessary or appropriate to approve one or more Proposals at the Extraordinary General Meeting (the “Adjournment Proposal”).

Kernel’s board of directors (the “Kernel Board”) has adopted and approved the Business Combination Agreement and recommends a vote “FOR” the Business Combination Proposal, “FOR” the Domestication Proposal “FOR” the Kernel Charter Amendment Proposal, “FOR” the ParentCo Charter Amendment Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Plan Proposal, “FOR” the Employee Stock Purchase Plan Proposal, “FOR” the Election of Directors Proposal and “FOR” the Adjournment Proposal. Kernel does not expect a vote to be taken on any other matters at the Extraordinary General Meeting or any adjournment or postponement thereof. When you consider the recommendation of these proposals by the Kernel Board, you should keep in mind that the Sponsor and certain of Kernel’s directors and officers and others have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

Holders of record of Kernel’s Class A Ordinary Shares, par value $0.0001 per share, and Kernel’s Class B Ordinary Shares, par value $0.0001 per share (also referred to herein as “Founder Shares”) (collectively, the “Kernel Ordinary Shares”) at the close of business on [●], 2023 (the “Record Date”) will be entitled to notice of and to vote at the Extraordinary General Meeting or any adjournment or postponement thereof. Each Kernel Ordinary Share entitles the holder thereof to one vote. The holders of the Founder Shares (the “Kernel Restricted Stockholders”) are parties to the Kernel Support Agreement pursuant to which they have agreed to vote their Founder Shares and any Class A Ordinary Shares purchased during or after our IPO in favor of the Business Combination. As of [●], 2023, our Kernel Restricted Stockholders own approximately [●]% of our issued and outstanding Kernel Ordinary Shares.

Attention is directed to the proxy statement/prospectus accompanying this notice (including the financial statements and annexes attached thereto) for a more complete description of the proposed Business Combination and related transactions and each of our Proposals. We encourage you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Alliance Advisors, LLC at 855-796-2125 or email Alliance Advisors, LLC at KRNL@allianceadvisors.com.

All Kernel shareholders are cordially invited to attend the Extraordinary General Meeting in virtual format. Kernel shareholders may attend, vote and examine the list of Kernel shareholders entitled to vote at the Extraordinary General Meeting by visiting https:// [●] and using the conference ID number listed on the proxy card. To ensure your representation at the Extraordinary General Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. To vote online, please have your proxy card available and visit www. [●] and follow the prompts to vote your shares. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Extraordinary General Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you sold or transferred your shares after the record date, it is still important that you vote. Each of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, and the Election of Directors Proposal is interdependent upon the others and must be approved in order for Kernel to complete the Business Combination as contemplated by the Business Combination Agreement. The Business Combination Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, and the Adjournment Proposal all require the affirmative vote of a majority of the issued and outstanding Kernel Ordinary Shares cast by the stockholders represented in person (which would include presence at a virtual meeting) or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class. Each of the Domestication Proposal, the Kernel Charter Amendment Proposal, and the ParentCo Charter Amendment Proposal requires the affirmative vote of at least a two-thirds (2/3) majority of the issued and outstanding Kernel Ordinary Shares cast by the stockholders represented in person (which could include presence at a virtual meeting) or by proxy at the Extraordinary General Meeting and entitled to vote thereon, voting as a single class. The election of directors under the Election of Directors Proposal requires a majority vote of the Class B Ordinary Shares present in person (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Extraordinary General Meeting.

By Order of the Board of Directors,

Suren Ajjarapu
Chief Executive Officer
[●], 2023

i

ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any other publicly available information concerning Kernel, without charge, by written request to Kernel Group Holdings, Inc., 515 Madison Avenue, Suite 8133, New York, New York 10022, or by telephone request at (646) 908-2659;            or Alliance Advisors, our proxy solicitor, by calling 855-796-2125, or banks and brokers can call collect at            [●], or by emailing [●] or from the SEC through the SEC website sec.gov.

In order for Kernel’s shareholders to receive timely delivery of the documents in advance of the Extraordinary General Meeting of Kernel to be held on [●], 2023, you must request the information no later than five business days prior to the date of the Extraordinary General Meeting, by [●], 2023.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

No person has been authorized to give any information or any representation concerning us or the Business Combination (other than as contained in this proxy statement/prospectus) and we take no responsibility for, nor can we provide any assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained or incorporated by reference in this proxy statement/prospectus is accurate as of any date other than the date on the front cover of this proxy statement/prospectus or the date of the incorporated document, as applicable.

In making an investment decision, prospective investors must rely on their own examination of us, and the terms of the Business Combination, including the merits and risks involved. Prospective investors should not construe anything in this proxy statement/prospectus as legal, business, or tax advice.

This proxy statement/prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

SUMMARY TERM SHEET

This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals for Stockholders” and “Summary of the Proxy Statement,” summarizes certain information contained in this proxy statement/prospectus, but does not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the Extraordinary General Meeting. In addition, for definitions used commonly throughout this proxy statement/prospectus, including this summary term sheet, please see the section entitled “Frequently Used Terms.”

●	Kernel Group Holdings, Inc., a Cayman Islands exempted company, which we refer to as “Kernel”, is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses.

●	There are currently 15,245,628 Ordinary Shares, par value $0.0001 per share of Kernel issued and outstanding, consisting of (i) 7,626,878 Class A Ordinary Shares, and (ii) 7,618,750 Class B Ordinary Shares that were issued to Kernel’s original sponsor prior to its initial public offering (“IPO”). There are currently no shares of Kernel preferred stock issued and outstanding. In addition, Kernel issued 15,237,500 public warrants to purchase Class A Ordinary Shares (originally sold as part of the units issued in Kernel’s IPO) as part of its IPO along with 8,750,000 Private Placement Warrants, issued to its original sponsor in a private placement on the IPO closing date. Each warrant entitles its holder to purchase one share of Kernel’s Class A Ordinary Shares at an exercise price of $11.50 per share, to be exercised only for a whole number of Class A Ordinary Shares. The warrants will become exercisable 30 days after the completion of Kernel’s initial business combination, and they expire five years after the completion of Kernel’s initial business combination or earlier upon redemption or liquidation. Once the warrants become exercisable, Kernel may redeem the outstanding warrants at a price of $0.01 per warrant, if the last sale price of Kernel’s Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third business day before Kernel sends the notice of redemption to the warrant holders. For more information regarding the warrants, please see the section entitled “Description of Securities– Warrants.”

●	Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares are entitled to one vote for each share held on all matters to be voted on by stockholders and will vote together as a single class on all matters submitted to a vote of our stockholders except as set forth herein or otherwise required by law. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the domestication set forth in “Shareholder Proposal No. 2: The Domestication Proposal.” Assuming no additional Class A Ordinary Shares, or securities convertible into or exchangeable for, Class A Ordinary Shares, are issued by Kernel in connection with or in relation to the consummation of our initial business combination, the 7,618,750 Class B Ordinary Shares will automatically convert, on an as converted basis, into 7,618,750 Class A Ordinary Shares at the Domestication.

●	On March 3, 2023, Kernel entered into the Business Combination Agreement. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

●	Kernel’s management and the Kernel Board considered various factors in determining whether to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, the revenue and earnings growth potential of AIRO, the prospects for AIRO and its multi-faceted air mobility, autonomy & aerospace platform and the strength of the AIRO’s management team, which the Kernel Board believes positions AIRO for future growth and profitability. For more information about the Kernel Board’s decision-making process, see the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal – The Kernel Board’s Reasons for the Approval of the Business Combination.”

●	At the Extraordinary General Meeting, the stockholders of Kernel will be asked to vote on:

1.	a proposal to adopt and approve an Agreement and Plan of Merger (the “Business Combination Agreement”) by and among Kernel, AIRO Group Inc., a Delaware corporation (“ParentCo”), Kernel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“Kernel Merger Sub”), AIRO Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of ParentCo (“AIRO Merger Sub”) , VKSS Capital, LLC, (“Sponsor”) in the capacity as the representative from and after the First Effective Time (as defined below) for the stockholders of Kernel and ParentCo (the “ParentCo Representative”) and also in the capacity as Kernel’s sponsor (“Sponsor”), and Dr. Chirinjeev Kathuria, in the capacity from and after the Second Effective Time as the representative for the AIRO Stockholders as of immediately prior to the SecondEffective Time (the “Seller Representative”), and AIRO Group Holdings, Inc., a Delaware corporation (“AIRO”) (the “Business Combination Agreement”) (the “Business Combination Proposal”)

1

2.	a proposal to approve the domestication of Kernel (the “Domestication Proposal”);

3.	a proposal to adopt the proposed new certificate of incorporation of Kernel upon the domestication in the form attached hereto as Annex B (the “Kernel Charter Amendment Proposal”);

4.	a proposal to adopt the proposed new certificate of incorporation of ParentCo upon the Closing in the form attached hereto as Annex D (the “ParentCo Charter Amendment Proposal”);

5.

a proposal to approve, for purposes of complying with applicable Nasdaq Listing Rules, the issuance of more than 20% of Kernel’s issued and outstanding Ordinary Shares and the resulting change in control in connection with the Business Combination (the “Nasdaq Proposal”);

6.	a proposal to approve and adopt the 2023 Equity Incentive Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex F (the “Incentive Plan Proposal”);

7.	a proposal to approve and adopt the Employee Stock Purchase Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex G (the “Employee Stock Purchase Plan Proposal”);

8.	a proposal to consider and vote to elect nine (9) directors to serve staggered terms on ParentCo’s board of directors until the 2024, 2025 and 2026 annual meeting of stockholders of ParentCo, respectively, and until their respective successors are duly elected and qualified (the “Election of Directors Proposal”); and

9.	a proposal to adjourn the Extraordinary General Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by Kernel that more time is necessary or appropriate to approve one or more Proposals at the Extraordinary General Meeting (the “Adjournment Proposal”).

10.	Please see the sections entitled “Shareholder Proposal No. 1: The Business Combination Proposal,” “Shareholder Proposal No. 2: The Domestication Proposal,” “Shareholder Proposal No. 3: The Kernel Charter Amendment Proposal,” “Shareholder Proposal No. 4: The ParentCo Charter Amendment Proposal,” “Shareholder Proposal No. 5: The Nasdaq Proposal,” “Shareholder Proposal No. 6: The Incentive Plan Proposal,” “Shareholder Proposal No. 7: The Employee Stock Purchase Plan Proposal,” “Shareholder Proposal No. 8: Election of Directors Proposal,” and “Shareholder Proposal No. 9: The Adjournment Proposal.” Unless waived by the parties to the Business Combination Agreement, the closing of the Business Combination is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, and the Election of Directors Proposal at the Extraordinary General Meeting. Each of the proposals at the Extraordinary General Meeting, other than the Adjournment Proposal, is conditioned on the approval of the others. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

●	Upon consummation of the Business Combination, we anticipate a ParentCo Board of nine (9) directors, which shall be divided into three classes, with the first class consisting of three (3) directors with an initial term that expires in 2026, the second class consisting of three (3) directors with an initial term that expires in 2025, and the third class consisting of three (3) directors with an initial term that expires in 2024. Such directors shall serve until their respective successors are duly elected and qualified, or until their earlier resignation, removal, or death. Please see the section entitled “Shareholder Proposal No. 8: The Election of Directors Proposal” for additional information.

●	Unless waived by the parties to the Business Combination Agreement, and subject to applicable law, the closing of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement including, among others, receipt of certain stockholder approvals contemplated by this proxy statement/prospectus. For more information about the closing conditions to the Business Combination, please see the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal —Conditions to the Closing.”

●	The Business Combination Agreement may be terminated at any time prior to the consummation of the Business Combination upon agreement of the parties thereto, or by certain parties in specified circumstances. For more information about the termination rights under the Business Combination Agreement, please see the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal —Conditions to the Closing.”

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●	The proposed Business Combination involves numerous risks. For more information about these risks, please see the section entitled “Risk Factors.”

●	In considering the recommendation of the Kernel Board to vote in favor of the Business Combination, stockholders should be aware that, aside from their interests as stockholders, the Sponsor and Kernel’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Kernel’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

1.	the fact that the Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve a proposed business combination;

2.	If Kernel does not complete a business combination by May 5, 2023 (as may be extended on a monthly basis through August 5, 2023, the “Termination Date”), the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distributions to Kernel’s Public Shareholders and the Private Placement Warrants will expire worthless;

3.	The Sponsor is currently the owner of 7,493,750 Kernel Class B Ordinary Shares and 8,750,000 Kernel Private Placement Warrants, each of which is exercisable to purchase one Kernel Class A Ordinary Share. If an initial business combination, such as the Business Combination, is not completed by May 5, 2023, with extensions possible until August 5, 2023, subject to the Sponsor depositing additional funds monthly into Kernel’s trust account, Kernel will be required to dissolve and liquidate. In such event, the Kernel Class B Ordinary Shares currently held by the Sponsor, which were acquired from the Original Sponsor will be worthless because the Sponsor has agreed to waive its rights to any liquidation distributions

4.	the fact that the Sponsor is entitled to receive reimbursement of $10,000 per month under an administrative support agreement for office space, secretarial and administrative support provided to Kernel, for which, as of the date hereof, our Sponsor has already been paid $[●];

5.	as a condition to the IPO, all of the Founders Shares are subject to a lock-up and would be released only if specific conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be subject to a lock up until the earlier of (A) one year after the completion of Kernel’s Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A common stock equals or exceeds $12.00 per unit (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which Kernel completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Kernel’s stockholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property;

6.	if the Trust Account is liquidated, including in the event Kernel is unable to complete a business combination within the required time period, the Sponsor has agreed to indemnify Kernel to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Class A Ordinary Share by the claims of prospective target businesses with which Kernel has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Kernel, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

7.	the anticipated continuation of [●] of our existing directors, [●] and [●], as directors of ParentCo;

8.	the continued indemnification of our existing directors and officers prior to the Business Combination and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

9.	unless Kernel consummates a business combination, Kernel’s officers, directors, and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

10.	that pursuant to the IPO Registration Rights Agreement, the Kernel Restricted Stockholders are entitled to registration of the shares of ParentCo Common Stock into which the Founder Shares will automatically convert at the time of the consummation of the Business Combination. and

11.	the Sponsor has agreed that the Private Placement Warrants and the underlying securities will not be sold or transferred by it until after Kernel has completed a business combination, subject to limited exceptions;

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FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and the “Company” refer to Kernel Group Holdings, Inc. (which prior to the Domestication is an exempted company incorporated under the laws of the Cayman Islands and thereafter a corporation incorporated under the laws of the State of Delaware). In this proxy statement/prospectus:

“AIRO” shall mean AIRO Group Holdings, Inc., a Delaware corporation.

“AIRO Merger Sub” shall mean AIRO Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ParentCo.

“AIRO Warrants” shall mean, collectively, that Warrant to Purchase Equity dated March 10, 2022 by and between AIRO and Stephenson Management Inc. and that Warrant to Purchase Equity dated March 10, 2022 by and between AIRO and Scarsdale Capital Inc. The term “AIRO Warrants” shall include the replacement warrants to purchase shares of ParentCo common stock that will be issued to Stephenson Management Inc. and Scarsdale Capital Inc. upon Closing of the Business Combination.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of Kernel.

“Business Combination” shall mean the transactions contemplated by the Business Combination Agreement, whereby, among other things, Kernel will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, following which, (i) Kernel Merger Sub will merge with and into Kernel, with Kernel continuing as the surviving entity as a wholly owned subsidiary of ParentCo (the “First Merger”), and (ii) AIRO Merger Sub will merge with and into AIRO, with AIRO continuing as the surviving entity as a wholly-owned subsidiary of ParentCo (the “Second Merger”).

“Business Combination Agreement” means that certain Agreement and Plan of Merger dated March 3, 2023 by and among Kernel, ParentCo, Kernel Merger Sub, AIRO Merger Sub, Sponsor, Seller Representative, and AIRO.

“Cayman Islands Companies Law” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“Class A Ordinary Shares” shall mean the Class A ordinary shares, par value $0.0001 per share, of Kernel.

“Class B Ordinary Shares” shall mean the Class B ordinary shares, par value $0.0001 per share, of Kernel.

“Closing” shall mean the closing of the Business Combination.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Continental” shall mean Continental Stock Transfer & Trust Company, the transfer agent.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Citigroup” shall mean Citigroup Global Markets Inc., the representative of the underwriters in the IPO.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Existing Kernel Governing Documents” means Kernel’s Amended and Restated Memorandum and Articles of Association, as subsequently amended by that Amendment to the Amended and Restated Articles of Association dated February 3, 2023;

“Extension Meeting” means the Kernel extraordinary general meeting of shareholders held on February 3, 2023, at which shareholders voted upon, among other items, a proposal to amend Kernel’s amended and restated memorandum and articles of association to extend the date by which Kernel must consummate an initial business combination.

“Extension Redemption” means the redemption of 22,848,122 Class A Ordinary Shares in connection with the Extension Meeting.

“Extraordinary General Meeting” shall mean the Extraordinary General Meeting of the stockholders of Kernel, to be held on [●], 2023 at [●] Eastern Time, which will be a virtual meeting conducted via live webcast.

“First Effective Time” shall mean the time when the First Merger is consummated, upon the filing of the Certificate of Merger for the merger of Kernel Merger Sub with and into Kernel with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL.

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“First Merger” shall mean the merger of Kernel Merger Sub with and into Kernel, with Kernel surviving as a wholly owned subsidiary of ParentCo.

“Founder Shares” shall mean the 7,618,750 Kernel Class B Ordinary Shares, par value $0.0001 per share, owned by the Sponsor and Kernel’s directors.

“HSR Act” shall mean the Hart Scott Rodino Antitrust Act.

“IPO” shall mean Kernel’s Initial Public Offering of Public Units, consummated on February 5, 2021.

“Kernel” shall mean Kernel Group Holdings, Inc., a Cayman Islands exempted company.

“Kernel Board” shall mean the board of directors of Kernel.

“Kernel Merger Sub” shall mean Kernel Merger Sub, Inc., a Delaware corporation, and a wholly-owned subsidiary of ParentCo.

“Kernel Ordinary Shares” shall mean the Class A Ordinary Shares and Class B Ordinary Shares, par value $0.0001 per share, of Kernel.

“Kernel Restricted Stockholders” shall mean the holders of the Founder Shares.

“Kernel Support Agreement” shall mean the agreement by and among Kernel, Sponsor and certain stockholders of Kernel to, among other things, vote their shares of Kernel Ordinary Shares in favor of the adoption and approval of the Business Combination Agreement and the transactions contemplated thereby.

“Lock-Up Agreements” shall mean the agreements entered into by Kernel with the Sponsor and agreements entered into by ParentCo with the Sponosr and Key AIRO Stockholders in form and substance mutually acceptable to the parties thereto.

“ParentCo” shall mean AIRO Group, Inc., a Delaware corporation.

“ParentCo Board” shall mean the board of directors of ParentCo.

“ParentCo Representative” shall mean VKSS Capital, LLC.

“Private Placement Warrants” shall mean the warrants to purchase Class A Ordinary Shares purchased in a private placement in connection with the IPO.

“Proposals” shall mean the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Director Election Proposal, and the Adjournment Proposal.

“Proposed Kernel Bylaws” means the proposed bylaws of the Kernel to be in effect as of the Closing of the Business Combination, a form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

“Proposed Kernel Charter” means the proposed certificate of incorporation of the Kernel to be in effect as of the Closing of the Business Combination, a form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

“Proposed Kernel Governing Documents” means the Proposed Kernel Charter and Proposed Kernel Bylaws.

“Proposed ParentCo Bylaws” means the proposed bylaws of ParentCo to be in effect as of the Closing of the Business Combination, a form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

“Proposed ParentCo Charter” means the proposed certificate of incorporation of ParentCo to be in effect as of the Closing of the Business Combination, a form of which is attached as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

“Proposed ParentCo Governing Documents” means the Proposed ParentCo Charter and Proposed ParentCo Bylaws.

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“Public Shares” shall mean the Class A Ordinary Shares included in the Units sold in the IPO.

“Public Shareholders” shall mean the persons who own the Public Shares.

“Public Units” shall mean the units issued and sold in the IPO.

“Public Warrants” shall mean the warrants underlying the Public Units issued in the IPO.

“Record Date” shall mean [●], 2023.

“Redeemable” shall mean, in respect of the Public Warrants, the ability of ParentCo to redeem such Public Warrants after the closing of the proposed Business Combination, provided that certain other conditions as set forth in the warrant agreement between Continental and Kernel are met.

“Redemption” shall mean the right of Kernel Stockholders to have their Public Shares redeemed in accordance with the procedures set forth in this proxy statement/prospectus.

“Registration Rights Agreement” shall mean the Registration Rights Agreement by and among Kernel and significant AIRO stockholders required as a closing condition in the Business Combination Agreement.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Second Effective Time” shall mean the time when the Second Merger is consummated, upon the filing of the Certificate of Merger for the merger of AIRO Merger Sub with and into AIRO with the Delaware Secretary of State in accordance with the relevant provisions of the DGCL.

“Second Merger” shall mean the merger of AIRO Merger Sub with and into AIRO, with AIRO surviving as a wholly owned subsidiary of ParentCo.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller Representative” shall mean Dr. Chirinjeev Kathuria.

“Sponsor” shall mean VKSS Capital, LLC, a Delaware limited liability company.

“Transfer Agent” shall mean Continental.

“Trust Account” shall mean the trust account of Kernel, which holds the net proceeds of the IPO, together with interest earned thereon, less amounts released to pay franchise and income tax obligations.

“Units” shall mean units consisting of a Class A Ordinary Share and a warrant to purchase a Class A Ordinary Share, sold together as a unit in the IPO.

“Warrants” shall mean the Private Placement Warrants, the Public Warrants, the AIRO Warrants, and any other warrants to purchase capital stock of Kernel, ParentCo or AIRO.

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QUESTIONS AND ANSWERS ABOUT THE PROPOSALS FOR STOCKHOLDERS

The following questions and answers briefly address some commonly asked questions about the Proposals to be presented at the Extraordinary General Meeting of Kernel stockholders. The following questions and answers do not include all the information that is important to stockholders of Kernel. We urge the stockholders of Kernel to carefully read this entire proxy statement/prospectus, including the annexes and other documents referred to herein.

Why am I receiving this proxy statement/prospectus?

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Extraordinary General Meeting. You should read this proxy statement/prospectus and its annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Below are proposals on which Kernel stockholders are being asked to vote.

(1)	to adopt and approve the Business Combination Proposal;

(2)	to adopt and approve the Domestication Proposal;

(3)	to adopt and approve the Kernel Charter Amendment Proposal;

(4)	To adopt and approve the ParentCo Charter Amendment Proposal;

(5)	to consider and vote upon the Nasdaq Proposal;

(6)	to approve and adopt the Incentive Plan Proposal;

(7)	to approve and adopt the Employee Stock Purchase Plan Proposal;

(8)	to consider and vote on the Election of Directors Proposal; and

(9)	to adopt and approve the Adjournment Proposal.

Are the Proposals conditioned on one another?

Unless the Business Combination Proposal is approved, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal will not be presented to the stockholders of Kernel at the Extraordinary General Meeting. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus. It is important for you to note that in the event that the Business Combination Proposal does not receive the requisite vote for approval, then we will not consummate the Business Combination. If Kernel does not consummate the Business Combination and fails to complete an initial business combination by May 5, 2023 (as such date may be extended through one-month extensions through August 5, 2023), Kernel will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to its Public Shareholders. The approval of the Business Combination, the Domestication Proposal, the Nasdaq Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are preconditions to the consummation of the Business Combination.

What will happen in the Business Combination?

At the Closing, Kernel Merger Sub shall be merged with and into Kernel (the “First Merger”), following which the separate corporate existence of Kernel Merger Sub shall cease and Kernel shall continue as the surviving corporation and a wholly owned subsidiary of ParentCo. Immediately thereafter, AIRO Merger Sub shall be merged with and into AIRO, following which the separate corporate existence of AIRO Merger Sub shall cease and AIRO shall continue as the surviving corporation and a wholly owned subsidiary of ParentCo. In connection with the Business Combination, the cash held in the Trust Account will be used to fund redemptions by Kernel Stockholders, and for working capital and general corporate purposes. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

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What equity stake will current stockholders of Kernel and AIRO hold in ParentCo after the Closing?

It is anticipated that, upon the completion of the Business Combination, Kernel’s Public Shareholders will retain an ownership interest of approximately [●]% of the outstanding capital stock of ParentCo, the Sponsor will retain an aggregate ownership interest of approximately [●]% of the outstanding capital stock of ParentCo and the AIRO stockholders will own approximately [●]% of the outstanding capital stock of ParentCo. The foregoing ownership percentages with respect to ParentCo following the Business Combination excludes any outstanding Warrants and assumes that there are no redemptions of any shares by Kernel’s Public Shareholders in connection with the Business Combination and Kernel does not engage in any kind of additional equity financing prior to the Closing. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Kernel’s existing stockholders in ParentCo will be different.

If any of Kernel’s Public Shareholders exercise their redemption rights, the percentage of ParentCo’s outstanding common stock held by ParentCo’s Public Shareholders will decrease and the percentages of ParentCo’s outstanding common stock held by the Sponsor and by the AIRO stockholders will increase, in each case, relative to the percentage held if none of the Public Shares are redeemed.

If any of Kernel’s Public Shareholders as of the Record Date redeem their Public Shares at Closing in accordance with the Existing Kernel Governing Documents but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant of [●] as of [●], would be $[●] regardless of the amount of redemptions by the Public Shareholders. Upon the issuance of ParentCo common stock in connection with the Business Combination, the percentage ownership of ParentCo by Kernel’s Public Shareholders who do not redeem their Public Shares will be diluted. Kernel Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Kernel Public Shareholders. The percentage of the total number of outstanding shares of ParentCo common stock that will be owned by Kernel Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination.

The table below shows the issued and outstanding shares under each of the Scenarios set forth above following the closing of the Business Combination, as well as potential sources of dilution:

Issued and Outstanding Share Basis	No Redemption	% Owned	Maximum Redemption with Backstop	% Owned	Maximum Redemption without Backstop	% Owned
Kernel Public Shares	7,626,878	8.1%	-	-%	-	-%
Kernel Founder Shares	7,618,750	8.1%	7,618,750	8.1%	7,618,750	8.8%
AIRO shareholders (1)	77,000,000	81.9%	77,000,000	81.9%	77,000,000	89.1%
Meteora Backstop Agreement	-	-%	7,626,878	8.1%	-	-%
Extension Shares (2)	1,800,000	1.9%	1,800,000	1.9%	1,800,000	2.1%
Pro Forma common stock at September 30, 2022	94,045,628	100.0%	94,045,628	100.0%	86,418,750	100.0%

Potential sources of dilution:
Public Warrants (3)	15,237,500	16.2%	15,237,500	16.2%	15,237,500	17.6%
Private Warrants (4)	8,750,000	9.3%	8,750,000	9.3%	8,750,000	10.1%
First Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Second Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Third Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Fourth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%
Fifth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%
Sixth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%

(1)	Does not reflect closing adjustments to the merger consideration required by the terms of the Business Combination Agreement, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $14,000,000, that are not expected to be significant. Assumes exercise of the AIRO Warrants and AIRO options assumed by ParentCo in the Business Combination.

(2)	Assumes the issuance of Class A common stock under the terms of the Extension Agreement. The agreement calls for an issuance of up to 1,800,000 shares for the payment of extension payments.

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(3)	Assumes exercise of 15,237,500 Public Warrants (at a purchase price of $11.50 per Public Warrant) resulting in a cash inflow of $175,231,250 for ParentCo and 15,237,500 shares of ParentCo common stock issued to holders of Public Warrants.

(4)	Assumes exercise of 8,750,000 Private Placement Warrants (at $11.50 per Private Placement Warrant) resulting in a cash inflow of $100,625,000 for ParentCo and 8,750,000 shares of ParentCo common stock issued to holders of Private Placement Warrants.

(5)	Assumes the earnout measurements will be met and based on $10.00 stated price per share per the Business Combination Agreement:

(i) In the event ParentCo’s revenue for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”) is greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(ii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iv) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(v) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(vi) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

How much consideration will AIRO Stockholders receive in connection with the Business Combination?

As consideration for the Second Merger, the AIRO Stockholders collectively shall be entitled to receive from ParentCo, in the aggregate, a number of shares of ParentCo common stock with an aggregate value equal to (a) $770,000,000 minus (b) the amount, if any, by which the net working capital is less than negative $5,500,000 by more than $500,000, plus (c) the amount, if any, by which the net working capital is greater than negative $5,500,000 by more than $500,000 (but not less than zero), minus (d) the amount, if any, by which the closing net debt exceeds the target net debt of $75,000,000 by more than $500,000 (but not less than zero), plus (e) the amount, if any, by which the target net debt of $75,000,000 is less than closing net debt, minus (f) the amount, if any, by which the company transaction expenses exceed the target company transaction expenses of $14,000,000 (such resulting amount, the “AIRO Merger Consideration”).

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In addition, AIRO Stockholders shall also be entitled to receive from ParentCo, additional shares of ParentCo common stock with an aggregate value of up to $330,000,000 in the event that for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”), the following targets are achieved:

(a) if ParentCo’s revenue is greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000;

(b) if ParentCo’s revenue is greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000;

(c) if ParentCo’s revenue is greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000;

(d) if ParentCo’s EBITDA for any Earnout Period is greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000;

(e) if ParentCo’s EBITDA for any Earnout Period is greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000; and

(f) if ParentCo’s EBITDA for any Earnout Period is greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with an aggregate value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

What conditions must be satisfied to complete the Business Combination?

Unless waived by the applicable party or parties to the Business Combination Agreement, and subject to applicable law, the completion of the Business Combination is subject to a number of conditions set forth in the Business Combination Agreement, including, among others, with respect to the obligations of all of the parties to the Business Combination Agreement:

●	the approval by the stockholders of each of AIRO and Kernel;

●	approvals of any required governmental authorities;

●	receipt of specified third-party consents;

●	no law or order preventing the transactions;

●	no material uncured breach by the other party;

●	after giving effect to the redemption, Kernel shall have at least $5,000,001 of net tangible assets as required by the Existing Kernel Governing Documents (this condition is not waivable);

●	the members of the Post-Closing Board shall have been elected or appointed as of the Closing;

●	the registration statement required by the Business Combination Agreement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the registration statement; and

●	the shares of ParentCo common stock issued as Merger Consideration shall have been approved for listing on Nasdaq, subject to official notice of issuance (this condition is not waivable).

In addition, unless waived by AIRO, the obligations of AIRO to consummate the Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (a) the representations and warranties of Kernel being true and correct as of the date of the Business Combination Agreement and as of the Closing, except for those representations and warranties addressing matters only as of a particular date, and any failures to be true and correct that have not and would not reasonably be expected to have a Material Adverse Effect with respect to Kernel; (b) Kernel, ParentCo, Kernel Merger Sub, and AIRO Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (c) absence of any Material Adverse Effect with respect to Kernel since the date of the Business Combination Agreement which is continuing and uncured; and (d) at the Closing, Kernel having $50,000,000 in Unencumbered Cash, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions and any Transaction Expenses) and the proceeds of the PIPE/Convertible Note Investment, fifty percent (50%) of any net cash proceeds of any capital investment raise and/or convertible debt raise conducted by the Company during the period beginning on the date of the Business Combination Agreement and ending on the Closing Date, and any net cash proceeds of any executed agreements regarding a capital investment raise and/or convertible debt raise conducted by Kernel or ParentCo in which such cash proceeds are required to be paid to ParentCo during the thirty (30) day period beginning on the Closing Date.

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Unless waived by Kernel, the obligations of Kernel, ParentCo, Kernel Merger Sub and AIRO Merger Sub to consummate the Business Combination are subject to the satisfaction of the following Closing conditions, in addition to customary certificates and other closing deliveries: (a) the representations and warranties of AIRO being true and correct as of the date of the Business Combination Agreement and as of the Closing, except for those representations and warranties addressing matters only as of a particular date, and any failures to be true and correct that have not and would not reasonably be expected to have a Material Adverse Effect with respect to AIRO; (b) AIRO having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; and (c) absence of any Material Adverse Effect with respect to AIRO as a whole since the date of the Business Combination Agreement which is continuing and uncured; (d) delivery of AIRO’s 2022 Audited Financials within 60 days of the Business Combination Agreement’s signing; (e) the completion of Kernel’s legal due diligence of AIRO and its subsidiaries to Kernel’s reasonable satisfaction; (f) the delivery of the Replacement Warrants and Replacement Options; and (g) the aggregate amount of all Indebtedness of the Target Companies due earlier than 180 days after the Closing (net of Company cash at Closing) is less than Fifty Million U.S. Dollars ($50,000,000).

For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal — Conditions to the Closing.”

Why is Kernel providing stockholders with the opportunity to vote on the Business Combination?

Under the Existing Kernel Governing Documents, Kernel must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Kernel’s initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, Kernel has elected to provide its stockholders with the opportunity to have their Public Shares redeemed in connection with a stockholder vote rather than a tender offer. Therefore, Kernel is seeking to obtain the approval of its stockholders of the Business Combination in order to allow its Public Shareholders to effectuate redemptions of their Public Shares in connection with the Closing of the Business Combination.

Are there any arrangements to help ensure that the Company will have sufficient funds, together with the proceeds in its Trust Account, to fund the Minimum Cash Consideration?

Yes. In connection with the Business Combination Agreement, Kernel, AIRO and (i) Meteora Special Opportunity Fund I, LP (“MSOF”), (ii) Meteora Capital Partners, LP (“MCP”) and (iii) Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MCP, MSOF, and MSTO collectively as “Meteora”) entered into a Forward Purchase Agreement (the “Meteora Backstop Agreement”).

Pursuant to the Meteora Backstop Agreement, Meteora has agreed to purchase up to 7,700,000 shares (but not more than 9.9% of the Shares outstanding on a post-Transaction basis) of Kernel Class A common stock (including shares of ParentCo common stock following the closing of the Business Combination Agreement, as applicable, the “Shares”) in the open market, including from other Kernel stockholders that elected to redeem and subsequently revoked their prior elections to redeem their Shares, following the expiration of Kernel’s offer to redeem public Shares in connection with the shareholder vote to approve Kernel’s initial business combination (the “Redemption Offer”). At maturity, ParentCo has agreed to purchase those Shares from Meteora on a forward basis in a per Share price equal to the redemption price paid to public shareholders in the Redemption Offer (the “Redemption Price”).

The Meteora Backstop Agreement provides that no later than the earlier of (a) one business day after the closing of the Transaction and (b) the date any assets from Kernel’s trust account are disbursed in connection with the Transaction, Kernel will pay directly out of the funds held in the trust account, an amount (the “Prepayment Amount”) equal to the product of (x)(i) the Redemption Price and (ii) the number of Shares specified in Meteora’s notice to be delivered in connection with the closing of the Transaction (“Pricing Date Notice”) less (y) an amount equal to 1.0% of the product of (a) the number of Shares in the Pricing Date Notice and (b) the Redemption Price, which will be retained in the Trust Account.

Meteora may, at its discretion and at any time following the closing of the Transaction, provide an Optional Early Termination notice (“OET Notice”) and pay ParentCo the product of the Reset Price and the number of Shares listed on the OET Notice. The Reset Price under the Meteora Backstop Agreement is $10.15 but is subject to reduction if Kernel or AIRO enter into any arrangements to sell Shares (or any other securities entitling a counterparty to Shares) at a price that is less than the then-existing Reset Price.

The Meteora Backstop Agreement matures on the earlier to occur of (a) three years after the closing of the Transaction, (b) the date specified by Meteora in a written notice delivered at Meteora’s discretion if (i) the VWAP of the Shares during 30 out of 45 consecutive trading days is at or below $3 per Share, or (ii) the Shares are delisted from a national securities exchange. At maturity, an amount equal to $2.50 per Share that remains in the transaction, but no more than $2,500,000 in the aggregate, will be payable to Meteora in shares (the “Maturity Consideration”), and any remaining Shares subject to the Meteora Backstop Agreement will be transferred to ParentCo net of the Maturity Consideration due to Meteora.

Meteora has agreed to waive any redemption rights with respect to any Shares in connection with the Business Combination. The Meteora Backstop Agreement has been structured, and all activity in connection with such agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Transaction, including Rule 14e-5 under the Securities Exchange Act of 1934.

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How many votes do I have at the Extraordinary General Meeting?

Kernel stockholders are entitled to one vote at the Extraordinary General Meeting for each Kernel Ordinary Share held of record as of [●], 2023, the record date for the Extraordinary General Meeting (the “Record Date”). As of the close of business on the Record Date, there were [●] outstanding Kernel Ordinary Shares.

What vote is required to approve the Proposals presented at the Extraordinary General Meeting?

(i)	Business Combination Proposal: The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding Kernel Ordinary Shares as of the Record Date that are present and vote at the Extraordinary General Meeting.

(ii)	Domestication Proposal: The approval of the Domestication Proposal requires the affirmative vote of at least a two-thirds (2/3) majority of the issued and outstanding Kernel Ordinary Shares as of the Record Date that are present and vote at the Extraordinary General Meeting.

(iii)	Kernel Charter Amendment Proposal: The approval of the Kernel Charter Amendment Proposal requires the affirmative vote of at least a two-thirds (2/3) majority of the issued and outstanding Kernel Ordinary Shares as of the Record Date that are present and vote at the Extraordinary General Meeting.

(iv)	ParentCo Charter Amendment Proposal: The approval of the ParentCo Charter Amendment Proposal requires the affirmative vote of at least a two-thirds (2/3) majority of the issued and outstanding Kernel Ordinary Shares as of the Record Date that are present and vote at the Extraordinary General Meeting.

(v)	Nasdaq Proposal: The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the issued and outstanding Kernel Ordinary Shares as of the Record Date that are present and vote at the Extraordinary General Meeting.

(vi)	Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the issued and outstanding Kernel Ordinary Shares as of the Record Date that are present and vote at the Extraordinary General Meeting.

(vii)	Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires the affirmative vote of a majority of the issued and outstanding Kernel Ordinary Shares as of the Record Date. that are present and vote at the Extraordinary General Meeting

(viii)	Election of Directors Proposal: The approval of Election of Directors Proposal requires the affirmative vote of a majority of the issued and outstanding Class B Ordinary Shares as of the Record Date that are present and vote at the Extraordinary General Meeting.

(ix)	Adjournment Proposal: The approval of the Business Combination Proposal requires the affirmative vote of a majority of the issued and outstanding Kernel Ordinary Shares as of the Record Date that are present and vote at the Extraordinary General Meeting.

As of the record date, Kernel had [●] Ordinary Shares issued and outstanding. Kernel shareholders are entitled to one vote at the Extraordinary General Meeting for each Ordinary Share held of record as of the record date. [●] Ordinary Shares are subject to the Kernel Support Agreement, pursuant to which the Sponsor have agreed to vote all of their shares in favor of the Business Combination.

Assuming all holders that are entitled to vote on such matter vote all of their Ordinary Shares in person or by proxy, [●] shares, of which [●] shares are not subject to the Kernel Support Agreement, will need to be voted in favor of each of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Election of Directors Proposal, and the Adjournment Proposal in order to approve each of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, the Election of Directors Proposal, and the Adjournment Proposal.

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Holders of Kernel Class B Ordinary Shares will have the right to elect all of Kernel’s directors prior to the closing of the initial Business Combination and holders of Kernel Class A Ordinary Shares will not have the right to vote on the election of directors during such time. A majority of the Kernel Class B Ordinary Shares will need to vote in favor of the Election of Directors Proposal.

If the Business Combination is not approved, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal will not be presented to Kernel’s stockholders for a vote. The approval of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are preconditions to the consummation of the Business Combination.

May Kernel, the Sponsor or Kernel’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

In connection with the stockholder vote to approve the Business Combination, the Sponsor, directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of Kernel’s Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of Kernel shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by Kernel. In the event that the Sponsor, directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are equal to or below the per-share pro rata portion of the Trust Account, no such shares would be voted in favor of the Business Combination, and no exercise of redemption rights would be made by the purchasers with respect to such shares.

What constitutes a quorum at the Extraordinary General Meeting?

Holders of a majority of Kernel Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine. As of the Record Date, [●] Kernel Ordinary Shares would be required to achieve a quorum.

How will Kernel’s Sponsor, directors and officers vote?

The Sponsor has agreed to vote its Founders Shares (as well as any Public Shares purchased during or after the IPO) in favor of the Business Combination. Accordingly, if Kernel seeks stockholder approval of the Business Combination, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor agreed to vote their Founder Shares in accordance with the majority of the votes cast by Kernel’s Public Shareholders.

What interests do Kernel’s current officers and directors have in the Business Combination?

The Sponsor (including certain equityholders of the Sponsor), and certain of Kernel’s directors and executive officers (including Suren Ajjarapu who is Kernel’s chief executive officer and the Sponsor’s controlling equityholder) may have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. These interests include:

●	unless Kernel consummates a business combination, Kernel’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

●	as a condition to the IPO, all of the Founders Shares are subject to a lock-up and would be released only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be subject to a lock up until the earlier of (A) one year after the completion of Kernel’s Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per unit (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which Kernel completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Kernel’s stockholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property;

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●	the Private Placement Warrants purchased by the Sponsor will be worthless if a business combination is not consummated;

●	the Sponsor has agreed that the Private Placement Warrants and the underlying securities will not be sold or transferred by it until after Kernel has completed a business combination, subject to limited exceptions;

●	the Sponsor is currently the owner of 7,493,750 Kernel Class B Ordinary Shares and 8,750,000 Kernel Private Placement Warrants, each of which is exercisable to purchase one Kernel Class A Ordinary Share, which it purchased from the Original Sponsor on December 28, 2022. If an initial business combination, such as the Business Combination, is not completed by May 5, 2023, with extensions possible until August 5, 2023, subject to the Sponsor depositing additional funds monthly into Kernel’s trust account, Kernel will be required to dissolve and liquidate. In such event, the Kernel Class B Ordinary Shares currently held by the Sponsor, which were acquired from the Original Sponsor will be worthless because the Sponsor has agreed to waive its rights to any liquidation distribution;

●	the fact that the Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed business combination;

●	the anticipated continuation of [●] of our existing directors, [●] and [●], as directors of ParentCo;

●	the continued indemnification of our existing directors and officers prior to the Business Combination and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

●	that pursuant to the IPO Registration Rights Agreement, the Kernel Restricted Stockholders are entitled to registration of the shares of ParentCo Common Stock into which the Founder Shares will automatically convert at the time of the consummation of the Business Combination;

●	the fact that our Sponsor is entitled to receive reimbursement of $10,000 per month under an administrative support agreement for office space, secretarial and administrative support provided to Kernel), for which, as of the date hereof, our Sponsor has already been paid $[●];

●	if Kernel does not complete a business combination by May 5, 2023 (the “Termination Date”) (or August 5, 2023, by electing to extend the date to consummate a business combination on a monthly basis for up to four additional times by an additional one month, until August 5, 2023), the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distributions to Kernel’s Public Shareholders and the Private Placement Warrants will expire worthless; and

●	if the Trust Account is liquidated, including in the event Kernel is unable to complete a business combination within the required time period, the Sponsor has agreed to indemnify Kernel to ensure that the proceeds in the Trust Account are not reduced below $[●] per Public Share by the claims of prospective target businesses with which Kernel has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Kernel, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

These interests may influence Kernel’s directors and executive officers in making their recommendation that you vote in favor of the approval of the Business Combination. See the following risk factor for more information about this: “In the event Kernel does not complete an initial business combination, the Sponsor would lose all of its capital invested, and thus may be willing to undertake a business combination that might not be favorable to the Public Shareholders.”

What happens if I sell my Class A Ordinary Shares before the Extraordinary General Meeting?

The Record Date is earlier than the date of the Extraordinary General Meeting. If you transfer your Class A Ordinary Shares after the Record Date, but before the Extraordinary General Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Extraordinary General Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your Class A Ordinary Shares prior to the Record Date, you will have no right to vote those shares at the Extraordinary General Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

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What happens if I vote against the Business Combination Proposal?

Pursuant to the Existing Kernel Governing Documents, if the Business Combination Proposal is not approved and Kernel does not otherwise consummate an alternative business combination by August 5, 2023, Kernel will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the Public Shareholders.

Do I have redemption rights?

Pursuant to the Existing Kernel Governing Documents holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Existing Kernel Governing Documents. For illustrative purposes, based on approximately $77.6 million of funds in the Trust Account and 7,626,878 shares subject to possible redemption, in each case, following the Extension Redemption, this would have amounted to approximately $10.17 per issued and outstanding public share. If a holder exercises its redemption rights, then such holder will be exchanging its shares of Kernel Ordinary Shares for cash. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Kernel’s Transfer Agent prior to the Extraordinary General Meeting. See the section entitled “Extraordinary General Meeting in Lieu of the 2022 Annual Meeting of Company Shareholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash.

Will how I vote affect my ability to exercise redemption rights?

No. You may exercise your redemption rights whether you vote your shares of Kernel Ordinary Shares “FOR” or “AGAINST” the Business Combination Proposal or abstain from a vote on the Business Combination Proposal or any other Proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

How do I exercise my redemption rights?

In connection with the Business Combination, holders of Public Shares may seek to redeem their Public Shares regardless of whether such Public Shareholder votes “FOR” or “AGAINST” the Business Combination Proposal.

To exercise your redemption rights, you must demand that Kernel redeem your Public Shares. In connection with tendering your shares for redemption, you must elect either to physically tender your share certificates to Continental, at Continental Stock Transfer & Trust Company, One State Street Plaza, 30 Floor, New York, New York 10004-1561, Attn: Mark Zimkind, at least two (2) business days prior to the Extraordinary General Meeting or deliver your shares to Continental electronically using The Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, which election would likely be determined based on the manner in which you hold your shares.

Certificates that have not been tendered in accordance with these procedures at least two (2) business days prior to the Extraordinary General Meeting will not be redeemed for cash. In the event that a Public Shareholder tenders its shares and decides that it does not want to redeem its Public Shares, such stockholder may withdraw the tender. If you delivered your Public Shares for redemption to Continental and decide prior to the Extraordinary General Meeting not to redeem your Public Shares, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at the address listed below:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30 Floor

New York, New York 10004

Attn: Mark Zimkindstock.com

Notwithstanding the foregoing, a holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 15% or more of the shares of Kernel Ordinary Shares included in the Units sold in the IPO, which we refer to as the “15% threshold.” Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a Public Shareholder or group will not be redeemed for cash.

Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Kernel’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Kernel does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

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Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Kernel’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Kernel’s Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that Kernel’s Transfer Agent return the shares (physically or electronically). You may make such request by contacting Kernel’s Transfer Agent at the phone number or address listed under the question “Who can help answer my questions?” below.

What are the federal income tax consequences of exercising my redemption rights?

Kernel stockholders who exercise their redemption rights to receive cash in exchange for their Ordinary Shares generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Ordinary Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. The redemption, however, may be treated as a distribution to a redeeming stockholder for U.S. federal income tax purposes if the redemption does not effect a sufficient reduction (as determined under applicable federal income tax law) in the redeeming stockholder’s percentage ownership in us (whether such ownership is direct or through the application of certain attribution and constructive ownership rules). Any amounts treated as such a distribution will constitute a dividend to the extent not in excess of our current and accumulated earnings and profits as measured for U.S. federal income tax purposes. Any amounts treated as a distribution and that are in excess of our current and accumulated earnings and profits will reduce the redeeming stockholder’s basis in his or her redeemed Ordinary Shares, and any remaining amount will be treated as gain realized on the sale or other disposition of our Ordinary Shares. These tax consequences are described in more detail in the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal — Certain Material U.S. Federal Income Tax Considerations of the Redemption.” We urge you to consult your tax advisor regarding the tax consequences of exercising your redemption rights.

If I am a holder of Warrants, can I exercise redemption rights with respect to my Warrants?

No. The holders of Warrants have no redemption rights with respect to such Warrants.

If I am a Unit holder, can I exercise redemption rights with respect to my Units?

No. Holders of outstanding Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to Continental Stock Transfer & Trust Company, Kernel’s Transfer Agent, with written instructions to separate such Units into Public Shares and Public Warrants. This must be completed far enough in advance to permit the mailing of the Public Share certificates back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my redemption rights?” above. The address of Continental Stock Transfer & Trust Company is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, Kernel’s Transfer Agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using DTC’s deposit withdrawal at custodian (“DWAC”) system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares, and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Do I have appraisal rights if I object to the proposed Business Combination?

No. There are no appraisal rights available to holders of Kernel Ordinary Shares in connection with the Business Combination.

What happens to the funds held in the Trust Account upon consummation of the Business Combination?

If the Business Combination is consummated, the funds held in the Trust Account will be released to pay:

●	Kernel stockholders who properly exercise their redemption rights;

●	$10,666,250 payable to Citigroup for deferred underwriting commissions from the IPO;

●	certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees, and other professional fees) that were incurred by Kernel or AIRO in connection with the transactions contemplated by the Business Combination and pursuant to the terms of the Business Combination Agreement;

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●	any loans owed by Kernel to its Sponsor for any Kernel transaction expenses, extension costs or other administrative expenses incurred by Kernel; and

●	for general corporate purposes including, but not limited to, working capital for operations.

What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

The public shareholders are not required to vote “FOR” the Business Combination or vote at all in order to exercise their redemption rights and public shareholders who vote in favor of the Business Combination my also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

On February 3, 2023, Kernel held an extraordinary general meeting of shareholders, at which shareholders voted upon, among other items, a proposal to amend Kernel’s governing documents to extend the date by which Kernel must consummate an initial business combination. In connection with the Extension Meeting and subsequent redemption, a total of 200 Kernel shareholders elected to redeem an aggregate of 22,848,122 Public Shares. Following the Extension Redemption, Kernel had approximately $77.6 million left in its Trust Account. In no event will Kernel redeem public shares in an amount that would cause our net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement.

As a result of redemptions, the trading market for ParentCo Common Stock may be less liquid than the market for the public shares was prior to the consummation of the Business Combination and ParentCo may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into AIRO’s business will be reduced. If the Trust Account proceeds that would be available to AIRO following the redemption deadline are less than expected, ParentCo will have less cash available to pursue its anticipated growth strategies and new initiatives. As a result, ParentCo’s results of operations and financial condition may be worse than projected.

The table below presents the trust value per share to a Public Shareholder that elects not to redeem across a range of redemptions scenarios. For purposes of calculating the redemption scenarios, the trust value date as of February 3, 2023 is used because such date is the date the redemption requests in connection with the Extension Meeting were effectuated.

● Scenario 1 Assuming No Redemptions: This presentation assumes that (i) no Kernel Public Shareholders exercise redemption rights with respect to their Public Shares of 7,626,878 which were outstanding as of the date of this filing and (ii) there are no purchases of shares under the Meteora Backstop Agreement. Public Shares are based on a total of 30,475,000 redeemable Public Shares pursuant to the Kernel Charter less the 22,848,122 Public Shares redeemed in February 2023.

● Scenario 2 Assuming Maximum Redemptions with Backstop: This presentation assumes that (i) 100% of Kernel Public Shareholders holding 7,626,878 Public Shares will exercise their redemption rights for approximately $79.2 million of funds in Kernel’s Trust Account, which includes the receipt of $1.8 million from the extension deposits, based on a $10.39 per share Redemption Price and (ii) the maximum number of shares up to the ownership cap of 9.9% or 7,700,000 shares will be purchased under the Meteora Backstop Agreement.

● Scenario 3 Assuming Maximum Redemptions without Backstop: This presentation assumes that (i) 100% of Kernel public stockholders holding 7,626,878 Public Shares will exercise their redemption rights for approximately $79.2 million of funds in Kernel’s Trust Account, which includes the receipt of $1.8 million from the extension deposits and (ii) no shares will be purchased under the Meteora Backstop Agreement.

The table below shows the issued and outstanding shares under each of the Scenarios set forth above following the closing of the Business Combination, as well as potential sources of dilution:

Issued and Outstanding Share Basis	No Redemption	% Owned	Maximum Redemption with Backstop	% Owned	Maximum Redemption without Backstop	% Owned
Kernel Public Shares	7,626,878	8.1%	-	-%	-	-%
Kernel Founder Shares	7,618,750	8.1%	7,618,750	8.1%	7,618,750	8.8%
AIRO shareholders (1)	77,000,000	81.9%	77,000,000	81.9%	77,000,000	89.1%
Meteora Backstop Agreement	-	-%	7,626,878	8.1%	-	-%
Extension Shares (2)	1,800,000	1.9%	1,800,000	1.9%	1,800,000	2.1%
Pro Forma common stock at September 30, 2022	94,045,628	100.0%	94,045,628	100.0%	86,418,750	100.0%

Potential sources of dilution:
Public Warrants (3)	15,237,500	16.2%	15,237,500	16.2%	15,237,500	17.6%
Private Warrants (4)	8,750,000	9.3%	8,750,000	9.3%	8,750,000	10.1%
First Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Second Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Third Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Fourth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%
Fifth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%
Sixth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%

(1)	Does not reflect closing adjustments to the merger consideration required by the terms of the Business Combination Agreement, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $14,000,000, that are not expected to be significant. Assumes exercise of the AIRO Warrants and AIRO options assumed by ParentCo in the Business Combination.

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(2)	Assumes the issuance of ParentCo common stock under the terms of the Extension Agreement. The agreement calls for an issuance of up to 1,800,000 shares for the payment of extension payments.

(3)	Assumes exercise of 15,237,500 Public Warrants (at a purchase price of $11.50 per Public Warrant) resulting in a cash inflow of $175,231,250 for ParentCo and 15,237,500 shares of ParentCo common stock issued to holders of Public Warrants.

(4)	Assumes exercise of 8,750,000 Private Placement Warrants (at $11.50 per Private Placement Warrant) resulting in a cash inflow of $100,625,000 for ParentCo and 8,750,000 shares of ParentCo common stock issued to holders of Private Placement Warrants.

(5)	Assumes the earnout measurements will be met and based on $10.00 stated price per share per the Business Combination Agreement:

(i) In the event ParentCo’s revenue for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”) is greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(ii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iv) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(v) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(vi) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

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What happens if the Business Combination is not consummated?

There are certain circumstances under which the Business Combination Agreement may be terminated. See the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal — Conditions to the Closing” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Business Combination Agreement or otherwise, Kernel is unable to complete the Business Combination or another initial business combination transaction by August 5, 2023, the Existing Kernel Governing Documents provide that it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, subject to lawfully available funds therefor, redeem 100% of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay franchise and income taxes payable, by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemptions, subject to the approval of Kernel’s remaining stockholders and the Kernel Board in accordance with applicable law, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under the Cayman Islands Companies Law to provide for claims of creditors and other requirements of applicable law.

Kernel expects that the amount of any distribution its Public Shareholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to Kernel’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. Holders of Founders Shares have waived any right to any liquidation distribution with respect to those shares.

In the event of liquidation, there will be no distribution with respect to Kernel’s outstanding Public Warrants. Accordingly, the Public Warrants will expire worthless.

When is the Business Combination expected to be completed?

The Closing is expected to take place (a) the second business day following the satisfaction or waiver of the conditions described below under the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal —Conditions to the Closing” or (b) such other date as agreed to by the parties to the Business Combination Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Business Combination Agreement may be terminated by either Kernel or AIRO if the Closing has not occurred by August 5, 2023, subject to certain exceptions. For a description of the conditions to the completion of the Business Combination, see the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal – Conditions to the Closing.”

What do I need to do now?

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

How do I vote?

If you were a holder of record of Kernel Ordinary Shares on [●], 2023, the Record Date, you may vote with respect to the Proposals virtually at the Extraordinary General Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to virtually attend the Extraordinary General Meeting and vote, obtain a proxy from your broker, bank or nominee.

What will happen if I abstain from voting or fail to vote at the Extraordinary General Meeting?

At the Extraordinary General Meeting, Kernel will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Business Combination Proposal, the Domestication Proposal and the Kernel Charter Amendment Proposal. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

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What will happen if I sign and return my proxy card without indicating how I wish to vote?

Signed and dated proxies received by Kernel without an indication of how the stockholder intends to vote on a Proposal will be voted “FOR” each Proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Extraordinary General Meeting. If you fail to indicate how you vote, you will not be able to exercise your redemption rights.

If I am not going to attend the Extraordinary General Meeting, should I return my proxy card instead?

Yes. Whether you plan to attend the Extraordinary General Meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Kernel believes the Proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

May I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote by sending a later-dated, signed proxy card to Kernel’s secretary at the address listed below so that it is received by Kernel’s secretary prior to the Extraordinary General Meeting or attend the Extraordinary General Meeting in person and vote. You also may revoke your proxy by sending a notice of revocation to Kernel’s secretary, which must be received by Kernel’s secretary prior to the Extraordinary General Meeting.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Who will solicit and pay the cost of soliciting proxies?

Kernel will pay the cost of soliciting proxies for the Extraordinary General Meeting. Kernel has engaged Alliance Advisors, LLC (“Alliance”) to assist in the solicitation of proxies for the Extraordinary General Meeting. Kernel has agreed to pay Alliance its customary fee, plus disbursements. Kernel will reimburse Alliance for reasonable out-of-pocket expenses and will indemnify Alliance and its affiliates against certain claims, liabilities, losses, damages and expenses. Kernel will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Kernel Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Kernel’s Ordinary Shares and in obtaining voting instructions from those owners. Kernel’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

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Who can help answer my questions?

If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Kernel Group Holdings, Inc.

515 Madison Avenue, Suite 8078

New York, New York 10022

Attn: Suren Ajjarapu

Telephone No.: (646) 908-2659

You may also contact our proxy solicitor at:

Alliance Advisors

200 Broadacres Drive, Suite 300

Bloomfield, NJ 07003

Toll Free: 855-796-212isors.com

To obtain timely delivery, Kernel stockholders must request the materials no later than 15 business days prior to the Extraordinary General Meeting.

You may also obtain additional information about Kernel from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to Kernel’s Transfer Agent prior to the Extraordinary General Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30 Floor

New York, New York 10004

Attn: Mark Zimkindstock.com

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SUMMARY OF THE PROXY STATEMENT

This Summary of the Proxy Statement, together with the sections entitled “Summary Term Sheet” and “Questions and Answers About the Proposals for Stockholders” summarize information contained in this proxy statement/prospectus, but do not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the attached annexes, for a more complete understanding of the matters to be considered at the Extraordinary General Meeting. In addition, for definitions of terms commonly used throughout this proxy statement/prospectus, including in this Summary of the Proxy Statement, see the section entitled “Frequently Used Terms.” Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and the “Company” refer to Kernel Group Holdings, Inc.

Kernel

Kernel is a blank check company incorporated as a Cayman Islands exempted company on November 10, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Kernel’s units, ordinary shares and warrants are trading on Nasdaq under the symbols “KRNL,” “KRNLU,” and “KRNLW,” respectively. The mailing address of Kernel’s principal executive office is 515 Madison Avenue, Suite 8078, New York, New York 10022. The telephone number is (646) 908-2659.

On February 3, 2023, Kernel held an extraordinary general meeting of shareholders, at which shareholders voted upon, among other items, a proposal to amend Kernel’s governing documents to extend the date by which Kernel must consummate an initial business combination. In connection with the Extension Meeting and subsequent redemption, a total of 200 Kernel shareholders elected to redeem an aggregate of 22,848,122 public shares. Following the Extension Redemption, Kernel had approximately $77.6 million left in its Trust Account. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of Kernel’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the Existing Kernel Governing Documents to modify the substance and timing of our obligation to redeem 100% of the public shares if Kernel does not complete a business combination by May 5, 2023 (or August 5, 2023, by electing to extend the date to consummate a business combination on a monthly basis for up to four additional times by an additional one month each time after May 5, 2023, until August 5, 2023 or a total of up to six months after February 5, 2023), or (iii) the redemption of all of the public shares if Kernel is unable to complete the Business Combination or any other initial business combination by May 5, 2023 (unless such date is extended up to August 5, 2023 by the Kernel Board in accordance with the Existing Kernel Governing Documents), subject to applicable law.

Kernel Merger Sub

Kernel Merger Sub is a wholly-owned subsidiary of ParentCo, formed on January 25, 2023, to consummate the Business Combination. On the Closing Date, Kernel Merger Sub will merge with and into Kernel, with Kernel surviving the First Merger as a wholly-owned subsidiary of ParentCo. The mailing address of Kernel Merger Sub’s principal executive office is 515 Madison Avenue, Suite 8078 New York, New York 10022. Its telephone number is (646) 908-2659. After the consummation of the First Merger, Kernel Merger Sub will cease to exist as a separate legal entity.

AIRO Merger Sub

AIRO Merger Sub is a wholly-owned subsidiary of ParentCo, formed on February 27, 2023, to consummate the Business Combination. On the Closing Date, immediately following the First Merger, AIRO Merger Sub will merge with and into AIRO, with AIRO surviving the Second Merger as a wholly-owned subsidiary of ParentCo. The mailing address of AIRO Merger Sub’s principal executive office is 515 Madison Avenue, Suite 8078 New York, New York 10022. Its telephone number is (646) 908-2659. After the consummation of the Second Merger, AIRO Merger Sub will cease to exist as a separate legal entity.

AIRO Group, Inc.

AIRO Group, Inc., a Delaware corporation (“ParentCo”), was formed on February 27, 2023 for the purpose of facilitating the Business Combination. As a result of the Domestication and Mergers, ParentCo will succeed Kernel as registrant and public company pursuant to the federal securities laws. Prior to the Business Combination, ParentCo has had no business activity or operations other than in preparation for the Business Combination.

The mailing address of ParentCo’s principal executive office is 515 Madison Avenue, Suite 8078 New York, New York 10022. Its telephone number is (646) 908-2659.

AIRO

AIRO Group, Inc. n/k/a Old AGI, Inc., a Delaware corporation (“Legacy AIRO”), was formed on March 16, 2020 for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry, including those that are discussed in this prospectus as having been acquired by AIRO. AIRO was formed on August 30, 2021, and Legacy AIRO became a wholly owned subsidiary of AIRO through a reorganization effective as of October 5, 2021. AIRO then entered into a series of transactions to develop its business across four primary divisions, as further discussed below: (i) Advanced Avionics; (ii) Training; (iii) Uncrewed Air Systems; and (iv) Electric Air Mobility.

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The Business Combination Proposal

On March 6, 2023, Kernel entered into the Business Combination Agreement, pursuant to which at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), Kernel Merger Sub will merge with and into Kernel (the “First Merger”), with Kernel continuing as the surviving corporation and wholly-owned subsidiary of ParentCo. Immediately following the First Merger, AIRO Merger Sub will merge with and into AIRO (the “Second Merger”), with AIRO continuing as the surviving corporation and wholly-owned subsidiary of ParentCo.

Merger Consideration

As consideration for the Second Merger, the AIRO Stockholders collectively shall be entitled to receive from ParentCo, in the aggregate, a number of shares of ParentCo common stock with an aggregate value equal to (a) $770,000,000 minus (b) the amount, if any, by which the net working capital is less than negative $5,500,000 by more than $500,000, plus (c) the amount, if any, by which the net working capital is greater than negative $5,500,000 by more than $500,000 (but not less than zero), minus (d) the amount, if any, by which the closing net debt exceeds the target net debt of $75,000,000 by more than $500,000 (but not less than zero), plus (e) the amount, if any, by which the target net debt of $75,000,000 is less than closing net debt, minus (f) the amount, if any, by which the company transaction expenses exceed the target company transaction expenses of $14,000,000 (such resulting amount, the “AIRO Merger Consideration”).

In addition, AIRO Stockholders shall also be entitled to receive from ParentCo, additional shares of ParentCo common stock with an aggregate value of up to $330,000,000 in the event that for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”), the following targets are achieved:

(a) if ParentCo’s revenue is greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000;

(b) if ParentCo’s revenue is greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000;

(c) if ParentCo’s revenue is greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000;

(d) if ParentCo’s EBITDA for any Earnout Period is greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000;

(e) if ParentCo’s EBITDA for any Earnout Period is greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000; and

(f) if ParentCo’s EBITDA for any Earnout Period is greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with an aggregate value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

For more information, see the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal – Merger Consideration.”

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by each of Kernel, ParentCo, Kernel Merger Sub, AIRO Merger Sub, and AIRO. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

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Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing and consummate the transactions contemplated by the Business Combination Agreement. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including, among other things, those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision by AIRO to Kernel of unaudited financial statements on a monthly, quarterly and annual basis and audited financial statements as of December 31, 2022 within 60 days of the Business Combination Agreement’s signing (“AIRO’s 2022 Audited Financials”); (iv) Kernel’s public filings; (v) use of Kernel’s Unencumbered Cash; (vi) no insider trading; (vii) notifications of certain breaches, consent requirements or other matters; (viii) the preparation and filing of the Registration Statement as described in more detail below, (ix) public announcements; and (x) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Business Combination Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) tax matters; and (c) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance.

In addition, AIRO agreed to obtain its required shareholder approvals in the manner required under its governing documents and applicable law for the execution, delivery and performance of the Business Combination Agreement and each of the ancillary documents to the Business Combination Agreement to which AIRO is or is required to be a party or bound, and the consummation of the transactions contemplated thereby, including the Business Combination.

In the Business Combination Agreement the parties made customary covenants regarding the registration statement on Form S-4 to be filed by ParentCo with SEC under the Securities Act.

Kernel will distribute a proxy statement to seek the consent of Kernel’s stockholders to, among other things, (i) adopt and approve the Business Combination Agreement and the Transaction; (ii) approve, to the extent necessary, the issuance of any shares in connection with any PIPE/Convertible Note Investment; (iii) approve the certificate of incorporation of Kernel in connection with the Merger; (iv) the appointment of the members of ParentCo’s post-Closing board of directors (the “Post-Closing Board”); (v) such other matters as Kernel and AIRO shall hereafter mutually determine to be necessary or appropriate in order to effect the Transaction and (vi) the adjournment of the Extraordinary General Meeting, if necessary or desirable in the reasonable determination of Kernel.

The parties agreed that the Post-Closing Board will consist of nine directors, comprised of (i) two directors designated prior to the Closing by Kernel, at least one of whom will be required to qualify as an independent director under Nasdaq rules, and (ii) seven designated by AIRO, at least four of whom will be required to qualify as an independent director under Nasdaq rules.

The parties further agreed to take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of ParentCo immediately after the Closing will be the same individuals (in the same office) as that of AIRO immediately prior to the Closing.

Conditions to Consummation of the Merger

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Kernel and AIRO of the Transaction and the other matters requiring shareholder approval; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the Transaction; (v) the Registration Statement having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the satisfaction of the $5,000,001 minimum net tangible asset test by Kernel; (ix) approval from Nasdaq for the listing of the shares of ParentCo’s common to be issued in connection with the Transaction; and (x) reconstitution of the Post-Closing Board as contemplated under the Business Combination Agreement.

In addition, unless waived by AIRO, the obligations of AIRO to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Kernel of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of Kernel being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) Kernel, ParentCo, Kernel Merger Sub, and AIRO Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Kernel since the date of the Business Combination Agreement which is continuing and uncured; (iv) the replacement of the Replacement Warrants and Replacement Options; (v) at the Closing, Kernel having $50,000,000 in Unencumbered Cash, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions and any Transaction Expenses) and the proceeds of the PIPE/Convertible Note Investment, fifty percent (50%) of any net cash proceeds of any capital investment raise and/or convertible debt raise conducted by the Company during the period beginning on the date of the Business Combination Agreement and ending on the Closing Date, and any net cash proceeds of any executed agreements regarding a capital investment raise and/or convertible debt raise conducted by Kernel or ParentCo in which such cash proceeds are required to be paid to ParentCo during the thirty (30) day period beginning on the Closing Date.

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Finally, unless waived by Kernel, the obligations of Kernel to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by AIRO of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of AIRO being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) AIRO having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to AIRO and its subsidiaries on a consolidated basis since the date of the Business Combination Agreement which is continuing and uncured; (iv) delivery of AIRO’s 2022 Audited Financials within 60 days of the Business Combination Agreement’s signing; (v) the completion of Kernel’s legal due diligence of AIRO and its subsidiaries to Kernel’s reasonable satisfaction; (vi) the delivery of the Replacement Warrants and Replacement Options; and (vii) the aggregate amount of all Indebtedness of the Target Companies due earlier than 180 days after the Closing (net of AIRO cash at Closing) is less than Fifty Million U.S. Dollars ($50,000,000).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Kernel and AIRO; (ii) by either Kernel and AIRO if any of the conditions to Closing have not been satisfied or waived by August 2, 2023 (the “Outside Date”), provided that any breach or violation of any representation, warranty or covenant of the party seeking termination is not the cause of the failure of the Closing to occur by the Outside Date; (iii) by either Kernel or AIRO if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either Kernel or AIRO in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Business Combination Agreement); (v) by Kernel if there has been a Material Adverse Effect on AIRO and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing; and (vi) by either Kernel or AIRO if Kernel and AIRO holds a special meeting of its shareholders to approve the Business Combination Agreement and the Transaction, and the required approvals related to the Business Combination Agreement and the Transaction of either Kernel’s stockholders or AIRO’s shareholders is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud. The Business Combination Agreement does not provide for any termination fees.

Trust Account Waiver

AIRO agrees that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Kernel’s Trust Account held for its public shareholders, and agrees not to, and waives any right to, make any claim against the Trust Account (including any distributions therefrom).

Management

The following persons are expected to serve as executive officers and directors of ParentCo following the Business Combination. For biographical information concerning AIRO’s executive officers and AIRO’s designees to the Post-Closing Board, see “Business of AIRO – Executive Officers and Directors of AIRO.” For biographical information concerning the Kernel designees to the Post-Closing Board, see “Information About The Company — Officers and Directors.”

Name	Age	Position
Executive Officers:

Joseph D. Burns	61	Chief Executive Officer, Director
John Uczekaj	64	President, Chief Operating Officer, Director
[●]	[●]	Chief Financial Officer
Employee Director:
Dr. Chirinjeev Kathuria	58	Executive Chairman, Director
Non-Employee Directors:
John M. Belcher	81	Director
Gerald L. Gitner	77	Director
William F. Owens	72	Director
Gregory D. Winfree	57	Director
[●]	[●]	Director
[●]	[●]	Director

Pursuant to the Existing Kernel Governing Documents, in connection with the Business Combination, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Existing Kernel Governing Documents. For illustrative purposes, based on approximately $77.6 million of funds in the Trust Account and 7,626,878 shares subject to possible redemption, in each case, following the Extension Redemption, this would have amounted to approximately $10.17 per issued and outstanding public share. If a holder of Public Shares exercises his, her or its redemption rights in connection with the Business Combination, such holder will be exchanging his, her or its Public Shares for cash. Such a holder will be entitled to receive cash for its Public Shares only if he, she or it properly demands redemption and delivers its Public Shares (either physically or electronically) to Kernel’s Transfer Agent at least two (2) business days prior to the Extraordinary General Meeting. Holders of Public Shares may elect to redeem their shares whether or not such shares are voted at the Extraordinary General Meeting. See the section entitled “Extraordinary General Meeting in Lieu of the 2022 Annual Meeting of Company Stockholders — Redemption Rights.”

The Business Combination involves numerous risks. For more information about these risks, see the section entitled “Risk Factors.”

The Domestication Proposal

Kernel is proposing that its stockholders approve the Domestication Proposal to change Kernel’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Please see the section entitled “Shareholder Proposal No. 2 – The Domestication Proposal.”

The Kernel Charter Amendment Proposal

Kernel is proposing that its stockholders vote to approve the amendment and restatement of the Existing Kernel Governing Documents by their deletion and replacement with the proposed new certificate of incorporation and bylaws. Please see the section entitled “Shareholder Proposal No. 3 – The Kernel Charter Amendment Proposal.”

The ParentCo Charter Amendment Proposal

Kernel is proposing that its stockholders vote to approve the amendment and restatement of the Existing ParentCo Governing Documents by their deletion and replacement with the proposed new certificate of incorporation and bylaws. Please see the section entitled “Shareholder Proposal No. 4 – The ParentCo Charter Amendment Proposal.”

The Nasdaq Proposal

Kernel is proposing that its stockholders vote to approve, for purposes of complying with Nasdaq Listing Rules 5635(a) and (b), the issuance of more than 20% of issued and outstanding Class A Ordinary Shares in connection with the Business Combination. Please see the section entitled “Shareholder Proposal No. 5 – The Nasdaq Proposal.”

The Incentive Plan Proposal

Kernel is proposing that its stockholders approve and adopt the Equity Incentive Plan, which will become effective upon the Closing of the Business Combination. Please see the section entitled “Shareholder Proposal No. 6 – The Incentive Plan Proposal.”

The Employee Stock Purchase Plan Proposal

Kernel is proposing that its stockholders approve and adopt the Employee Stock Purchase Plan, which will become effective upon the Closing of the Business Combination. Please see the section entitled “Shareholder Proposal No. 7 – The Employee Stock Purchase Plan Proposal”.

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The Election of Directors Proposal

Kernel is proposing that its stockholders vote to elect nine (9) directors to serve staggered terms on the ParentCo Board until the 2024, 2025 and 2026 annual meeting of stockholders of ParentCo, respectively, and until their respective successors are duly elected and qualified. Please see the section entitled “Shareholder Proposal No. 8 — Election of Directors Proposal.”

The Adjournment Proposal

Kernel stockholders will be asked to consider and vote upon a proposal to adjourn the Extraordinary General Meeting to a later date or dates if, based upon the tabulated vote at the time of the Extraordinary General Meeting, there are not sufficient votes to approve the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal or the Employee Stock Purchase Plan Proposal. Please see the section entitled “Shareholder Proposal No. 9 — The Adjournment Proposal.”

Interests of Kernel’s Directors and Officers and Others in the Business Combination.

The Kernel Board has adopted and approved the Business Combination Agreement. In arriving at its recommendations, the Kernel Board carefully considered a number of factors described in this proxy statement/prospectus. Please see section entitled “Shareholder Proposal No. 1: The Business Combination Proposal – The Kernel Board’s Reasons for Approval of the Business Combination.”

When you consider the recommendation of the Kernel Board in favor of approval of the Proposals, you should keep in mind that the Sponsor (including certain equityholders of the Sponsor) and certain of Kernel’s directors and executive officers (including Suren Ajjarapu who is Kernel’s chief executive officer) may have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests as a stockholder. These interests include, among other things:

●	unless Kernel consummates a business combination, Kernel’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

●	as a condition to the IPO, all of the Founders Shares are subject to a lock-up and would be released only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be subject to a lock up until the earlier of (A) one year after the completion of Kernel’s Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per unit (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which Kernel completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Kernel’s stockholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property;

●	the Private Placement Warrants purchased by the Sponsor will be worthless if a business combination is not consummated;

●	the Sponsor has agreed that the Private Placement Warrants and the underlying securities will not be sold or transferred by it until after Kernel has completed a business combination, subject to limited exceptions;

●	the fact that the Sponsor will pay aggregate of $1,000,001 for its Founder Shares to the Original Sponsor upon Closing and such securities will have a significantly higher value at the time of the Business Combination, and that in the case the Business Combination is not consummated Kernel would liquidate rendering such Founder Shares worthless;

●	the Sponsor will pay an aggregate of $1,000,001 for their Class B Ordinary Shares and their Private Placement Warrants to the Original Sponsor upon Closing. Effectively, the Sponsor will pay $0.13 per Class B Ordinary Share, and, in addition, has the right to acquire 8,750,000 shares of common stock at a price of $11.50 per share. Thus, if the price of the stock falls significantly from the initial public offering price of $10.00 per share, our Sponsor will still receive a positive rate of return and have the ability to receive additional returns if our price rises above $11.50 per share;

●	the fact that the Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed business combination;

●	the anticipated continuation of [●] of our existing directors, [●] and [●], as directors of ParentCo;

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●	the continued indemnification of our existing directors and officers prior to the Business Combination and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

●	that pursuant to the IPO Registration Rights Agreement, the Kernel Restricted Stockholders are entitled to registration of the shares of ParentCo Common Stock into which the Founder Shares will automatically convert at the time of the consummation of a business combination;

●	the fact that our Sponsor is entitled to receive reimbursement of $10,000 per month under an administrative support agreement for office space, secretarial and administrative support provided to Kernel), for which, as of the date hereof, our Sponsor has not been paid;

●	if Kernel does not complete a business combination by August 5, 2023, the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distribution to Kernel’s Public Shareholders and the Private Placement Warrants will expire worthless; and

●	the Sponsor will receive [●] shares of ParentCo common stock in consideration for the extension loans only upon the completion of the Business Combination

●	if the Trust Account is liquidated, including in the event Kernel is unable to complete a business combination within the required time period, the Sponsor has agreed to indemnify Kernel to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share by the claims of prospective target businesses with which Kernel has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Kernel, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

Risk Factors

In evaluating the Proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors.”

Risks Related to ParentCo and its Common Stock Following the Business Combination

●	ParentCo will incur increased costs as a result of operating as a public company, and its management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.

●	If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about ParentCo, its business or its market, or if they change their recommendations regarding ParentCo’s securities adversely, the price and trading volume of ParentCo’s securities could decline.

●	There can be no assurance that ParentCo common stock that will be issued in connection with the Business Combination will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that we will be able to comply with the continued listing standards of Nasdaq. ParentCo’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its Securities.

●	The market price of ParentCo common stock may decline as a result of the Business Combination or other market factors.

Risks Related to Kernel and the Business Combination

●	Subsequent to the consummation of the Business Combination, ParentCo may be required to take write-downs or write-offs, or ParentCo may be subject to restructuring, impairment or other charges that could have a significant negative effect on ParentCo’s financial condition, results of operations and the price of ParentCo’s securities, which could cause you to lose some or all of your investment.

●	Kernel may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate.

●	The Sponsor or Kernel’s directors, executive officers or advisors or their respective affiliates may elect to purchase shares from Public Shareholders, which may influence the vote on the Business Combination and reduce the public “float” of Kernel Ordinary Shares.

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●	The nominal purchase price paid by the Sponsor for the Founder Shares may significantly dilute the implied value of the Public Shares in the event Kernel completes an initial business combination. In addition, the value of the Sponsor’s Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares in the event Kernel completes an initial business combination, even if the business combination causes the trading price of ParentCo’s common stock to materially decline.

●	Kernel’s Sponsor, executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

●	There are risks to Kernel’s stockholders who are not affiliates of the Sponsor of becoming stockholders of ParentCo through the Business Combination rather than acquiring securities of AIRO directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

●	Certain of Kernel’s officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by Kernel and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

●	Kernel stockholders who do not redeem their shares of Kernel Ordinary Shares will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

●	Kernel’s stockholders may be held liable for claims by third parties against Kernel to the extent of distributions received by them.

SELECTED HISTORICAL FINANCIAL INFORMATION OF KERNEL

We are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination. The Kernel’s condensed balance sheet data as of September 30, 2022, December 31, 2022 and 2021 and the condensed statements of operations data for the nine months ended September 30, 2022 and the years ended December, 2022 and 2021 are derived from Kernel’s audited condensed financial statements included elsewhere in this registration statement.

The information is only a summary and should be read in conjunction with the Company’s financial statements and related notes and “Kernel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this registration statement. Kernel’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Nine Months Ended	For the Year Ended	For the Year Ended
Income Statement Data:	30-Sep-22	31-Dec-22	31-Dec-21
Revenue	$-	$-	$-
Operating expenses	873	1,113	3,707
Other income/expense	13,591	16,769	18,955
Net income (loss)	$12,718	$15,656	$15,248

	As of
Balance Sheet Data:	30-Sep-22	31-Dec-22	31-Dec-21
Total current assets	$271	$135	$919
Total assets	306,875	309,370	305,684
Total liabilities	$14,251	$13,809	$25,779

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SELECTED HISTORICAL FINANCIAL INFORMATION OF AIRO

We are providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination. AIRO’s condensed consolidated balance sheet data as of September 30, 2022 and the condensed consolidated statements of operations data for the nine months ended September 30, 2022 and 2021 are derived from AIRO’s unaudited condensed consolidated financial statements included elsewhere in this registration statement. AIRO’s consolidated balance sheet data as of December 31, 2021 and the consolidated statement of operations data for the year ended December 31, 2021 is derived from AIRO’s audited consolidated financial statements included elsewhere in this registration statement.

The information is only a summary and should be read in conjunction with AIRO’s consolidated financial statements and related notes and “AIRO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this registration statement. AIRO’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Nine Months Ended		For the Year Ended
Consolidated Statements of Operations Data (in thousands):	September 30, 2022	September 30, 2021	December 31, 2021
Revenue	$13,622	$8,731	$-
Operating expenses	18,886	4,615	808
Other expense	(1,077)	(13,077)	-
Net loss	$(6,595)	$(14,866)	$(808)

	As of	As of
Consolidated Balance Sheet Data (in thousands):	September 30, 2022	December 31, 2021
Total current assets	$9,333	$-
Total assets	248,599	122
Total liabilities	$72,797	$1,735

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SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this registration statement.

The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the transactions contemplated by the Business Combination (the “Transaction”). The Business Combination will be accounted for as a reverse recapitalization, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Under this method of accounting, although ParentCo is the legal acquirer, Kernel will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of AIRO issuing shares for the net assets of Kernel, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of AIRO. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the reverse recapitalization.

The summary unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the Transaction as if it had occurred on September 30, 2022.

The summary unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and December 31, 2021 gives effect to the Transaction as if it had occurred on January 1, 2021.

The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this registration statement and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Kernel and AIRO for the applicable periods included in this registration statement.

The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the ParentCo’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the ParentCo following the reverse recapitalization.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Kernel Class A Ordinary Shares:

● Assuming No Redemptions: This presentation assumes that no Public Stockholders of Kernel exercise redemption rights with respect to their Public Shares.

● Assuming Maximum Redemptions with Backstop: This presentation assumes that 7,626,878 Public Shares are redeemed for aggregate redemption payments of $79.2 million assuming approximately $10.39 per share Redemption Price. The execution of the Meteora Backstop Agreement where Meteora is able to purchase 7,626,878 Kernel Class A Ordinary Shares through a broker in the open market, including from holders that previously elected to redeem their Kernel Class A Ordinary Shares.

● Assuming Maximum Redemptions without Backstop: This presentation assumes that 7,626,878 Public Shares are redeemed for aggregate redemption payments of $79.2 million assuming approximately $10.39 per share Redemption Price, and no shares are purchased by Meteora pursuant to the Meteora Backstop Agreement.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. Significant assumptions include AIRO obtaining $25 million in convertible debt that could convert to equity at closing, Kernel obtaining $37.5 million of equity investments or convertible debt that could convert to equity at closing and potential conversions of debt to equity and deferrals in payment timing as further described in the notes to the pro forma adjustments. The potential conversions are subject to negotiation but have been considered in the pro forma adjustments in order to meet debt thresholds established within the Business Combination Agreement. The AIRO financial statements reflect the results of operations for nine months of Aspen Avionics, Inc., AIRO’s predecessor and accounting acquirer, and the operating activity for Agile Defense, LLC, AIRO Drone, LLC, Jaunt Air Mobility LLC, Coastal Defense, Inc. and Sky-Watch A/S from their respective closing dates with AIRO as further described in “Business of AIRO”. As part of the pro forma adjustments, AIRO included adjustments to recognize interest and contingent consideration expense related to the Aspen Management Carveout Plan and other agreements. Adjustments were also made to reflect the February 1, 2023 redemptions of Kernel’s stock which totaled $229.2 million.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain available information as of the date of these unaudited pro forma condensed combined financial statements and certain assumptions and methodologies that Kernel believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Kernel believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of ParentCo. They should be read in conjunction with the historical financial statements and notes thereto of Kernel and AIRO.

	Pro Forma Combined
(in thousands, except per share data)	Assuming No Redemptions	Assuming Maximum Redemptions with Backstop	Assuming Maximum Redemptions without Backstop
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine Months Ended September 30, 2022
Net income (loss)	$3,150	$(9,076)	$3,150
Earnings per share, Class A common stock – basic	$0.03	$(0.10)	$0.04
Earnings per share, Class A common stock - diluted	$0.03	$(0.10)	$0.04
Weighted average shares outstanding of Class A common stock – basic	94,045,628	94,045,628	86,418,750
Weighted average shares outstanding of Class A common stock - diluted	94,045,628	94,045,628	86,418,750
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2021
Net loss	$(77,233)	$(93,534)	$(77,233)
Net loss per share, Class A common stock – basic and diluted	$(0.82)	(0.99)	(0.89)
Weighted average shares outstanding of Class A common stock – basic and diluted	94,045,628	94,045,628	86,418,750
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of September 30, 2022
Total assets	$347,524	$318,997	$268,381
Total liabilities	$66,159	$66,159	$66,159
Total stockholders’ equity	$281,365	$252,838	$202,222

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement/prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and are being made pursuant to the safe harbor provisions contained therein. These forward-looking statements relate to current expectations and strategies, future operations, future financial positioning, future revenue, projected costs, prospects, current plans, current objectives of management and expected market growth, and involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from expectations, estimates, and projections expressed or implied by these forward-looking statements and, consequently, you should not rely on these forward-looking statements as a guarantee, an assurance, a prediction or a definitive statement of fact or probability of future events. In some cases, you can identify forward-looking statements through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “plan”, “seeks”, “believe”, “will likely result”, “expect”, “continue”, “will continue”, “will”, “will be”, “anticipate”, “seek”, “estimate”, “intend”, “project”, “would”, “outlook”, “intend”, “strive”, and similar expressions, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature, but the absence of such words does not mean that a statement is not forward-looking. These forward-looking statements are not historical facts, but instead they are predictions, projections and other statements about future events are based upon estimates and assumptions that, while considered reasonable by Kernel and its management, and AIRO and its management, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and actual events and circumstances are difficult or impossible to predict and will differ from assumptions.

Forward-looking statements in this proxy statement/prospectus include, but are not limited to, statements about the:

●	benefits from the Business Combination;

●	ability to complete an initial business combination, including the Business Combination;

●	satisfaction or waiver (if applicable) of the conditions to the Business Combination;
●	future financial performance following the Business Combination;

●	estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	intended benefits of AIRO’s business model;

●	expected use of the proceeds from the Business Combination;

●	success in retaining or recruiting, or changes required in, officers, key employees or directors following the Business Combination;

●	officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the Business Combination, as a result of which they would then receive expense reimbursements;

●	public securities’ potential liquidity and trading;

●	use of proceeds not held in the Trust Account or available to ParentCo from interest income on the Trust Account balance;

●	impact from the outcome of any known and unknown litigation;

●	future financial performance, including financial projections and business metrics and any underlying assumptions thereunder;

●	future business or product expansion, including estimated revenues and losses, projected costs, prospects and plans;

●	future capital requirements and sources and uses of cash; and

●	impact of competition and developments and projections relating to competitors and industry.

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Many factors may cause actual results to differ materially from these forward-looking statements including, but not limited to:

●	the risk that the Business Combination may not be completed in a timely manner, per Kernel’s business combination deadlines or otherwise, or at all, including as a result of the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations, including negotiations related to the underlying Business Combination Agreement or subsequent definitive agreements with respect to the proposed Business Combination, which may adversely affect the price of our securities;

●	the risk of failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by our stockholders, the satisfaction of the minimum net tangible assets and minimum cash at closing requirements and the receipt of certain governmental, regulatory and third party approvals;

●	the risk of not being able to meet Nasdaq listing standards following the consummation of the proposed Business Combination;

●	the effect of the announcement or pendency of the proposed Business Combination on business relationships, operating results, and business generally;

●	the risk that the announcement or completion of the proposed Business Combination disrupts current plans and operations;

●	the outcome of any legal proceedings that may be instituted against us or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto;

●	the risk of the potential inability to complete the proposed Business Combination due to the failure to obtain approval of our equity holders or to satisfy other conditions to closing in the Business Combination Agreement;

●	the risk of changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations;

●	the risk of an inability to recognize the anticipated benefits of the proposed Business Combination and achieve commercialization and development plans, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees;

●	costs related to the proposed Business Combination;

●	the risk of changes in applicable laws or regulations;

●	the risk of potential failures to realize and achieve estimates of expenses, pro forma results, profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments;

●	the risk of the need and ability to raise additional capital and the terms on which such capital is received;

●	the possibility that we may be adversely impacted by other economic, business, and/or competitive factors

●	changes in domestic and global general economic conditions;

●	the risk of loss of any key executives;

●	the risk of loss of any relationships with key partners;

●	the risk of loss of any relationships with key suppliers;

●	the risk that ParentCo will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that COVID-19 may continue to impact business and financial conditions;
●	the risk of data security breaches, cyber attacks or other network outages; and
●	other risks and uncertainties indicated in this proxy statement/prospectus, including those under “Risk Factors”, and other documents filed or to be filed with the SEC by Kernel or ParentCo.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of this proxy statement/prospectus and the amendments hereto, and other documents to be filed by us from time to time with the SEC, which are publicly available on the SEC’s website at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while we may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. We are not giving any assurance that we will achieve our expectations. These forward-looking statements should not be relied upon as representing our assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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RISK FACTORS

The following risk factors will apply to the business and operations of ParentCo following the Closing. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to the business, financial condition and operating results of AIRO and the business, financial condition and operating results of ParentCo following the completion of the Business Combination. You should carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” before deciding how to vote your shares of Kernel Ordinary Shares. Please see the section entitled “Where You Can Find More Information” in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination and may have a material adverse effect on the business, financial condition and operating results of AIRO and ParentCo following the Business Combination. The risks discussed below may not prove to be exhaustive and are based on certain assumptions made by Kernel and AIRO that later may prove to be incorrect or incomplete. Kernel and AIRO may face additional risks and uncertainties that are not presently known to Kernel or AIRO or that Kernel and AIRO currently deem immaterial, which may also impair ParentCo’s business, financial condition or results of operations. The following discussion should be read in conjunction with the financial statements of AIRO and the financial statements of Kernel and the notes thereto included elsewhere in this proxy statement/prospectus.

Unless the context requires otherwise, references to “AIRO,” in this section are to the business and operations of AIRO prior to the Business Combination which will be the business of ParentCo after the Business Combination, and references to “ParentCo” “we”, “us” or “our” in this section are to the business and operations of ParentCo as directly or indirectly affected by AIRO by virtue of ParentCo’s ownership of the business of AIRO after the Business Combination. Following the Business Combination, ParentCo will be a holding company with no direct operations or material assets, other than the operations and assets of AIRO. Accordingly, ParentCo’s stockholders and warrant holders will be subject to all of the risks of the business of AIRO following the Business Combination.

Risks Related to AIRO’s Business

Our limited operating history as a combined company and our evolving business make it difficult to evaluate our current business and future prospects and increase the risk of your investment.

We were organized on August 30, 2021 for the purpose of acquiring and integrating various companies in the aerospace and defense industry. See “Transactions.” Our limited operating history and rapidly evolving business make it difficult to evaluate our current business, future prospects and plan for growth. We will continue to encounter significant risks and uncertainties frequently experienced by growing companies in rapidly changing and heavily regulated industries, such as attracting new customers to our products and services; retaining customers and encouraging them to utilize new products and services that we make available; competition from other companies; hiring, integrating, training and retaining skilled personnel; developing new solutions; determining prices for our solutions; unforeseen expenses; challenges in forecasting accuracy; and new or adverse regulatory developments affecting aspects of the aerospace and defense industry. Further, because we depend, in part, on market acceptance of our newer and future products and services, it is difficult to evaluate trends that may affect our business and whether our expansion will be profitable. If we have difficulty launching new products or services, then our reputation may be harmed and our business, financial condition and results of operations may be adversely affected. If our assumptions regarding these and other similar risks and uncertainties that relate to our business, which we use to plan our business, are incorrect or change as we gain more experience operating as a combined company, or if we do not address these challenges successfully, our operating and financial results could differ materially from our expectations and our business could suffer.

We have identified a material weakness in our internal control over financial reporting as a result of the limited accounting and other financial experience at some of our less mature acquired companies. We have made and continue to make changes to our internal controls to remediate this material weakness. However, if we are unable to effectively remediate this material weakness, identify additional material weaknesses in the future, or otherwise fail to maintain effective internal control over financial reporting, then we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Any failure to maintain effective internal control over financial reporting could cause us to fail to accurately or timely report our financial condition or results of operations to meet our reporting obligations.

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We have identified a material weakness in our internal control over financial reporting as a result of the limited accounting and other financial experience at some of our less mature acquired companies. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Several of AIRO’s recently-acquired subsidiaries did not have adequate personnel to manage their accounting functions and did not maintain a segregation of duties between different roles at their organizations. While we have made changes to our accounting processes and other internal controls as a combined company and have engaged additional accounting personnel, we cannot assure that the measures we have taken to date, actions we continue to take, and actions we may take in the future, will be sufficient to remediate the control deficiency that led to this material weakness.

We are a relatively small company with limited accounting staff. Our limited staff and resources may affect our internal controls over financial reporting. Our failure to implement measures that will ensure adequate controls over our financial and other reporting processes could cause us to fail to meet our financial and other reporting obligations.

We are a relatively small company with limited accounting staff. The limited staff may not allow for effective internal controls over financial reporting due to the lack of adequate segregation of duties and insufficient secondary review of GAAP. Due to our current staffing limitations, we cannot be certain that the measures we implement in the future will ensure that we design, undertake, and maintain adequate controls over our financial processes and reporting. Any failure by us to hire and retain experienced accounting and financial reporting personnel, implement required new or improved controls, or any difficulties we encounter in their implementation, could cause us to fail to meet our reporting obligations.

Our or our subsidiaries’ failure to comply with covenants under debt instruments could adversely affect our business and financial condition.

The agreements governing our and our subsidiaries’ indebtedness contain restrictive covenants that will limit our and our subsidiaries’ ability to engage in activities that may be in our and their long-term best interests. The creditors who hold our debt could accelerate amounts due in the event that we default on these covenants, which could potentially trigger a default or acceleration of the maturity of our other debt. If we are unable to comply with any covenant, we may need to obtain waivers from the required creditors under our debt instruments to avoid default.

We operate in evolving markets, which makes it difficult to evaluate our business and future prospects.

Our drones, eVTOL aircraft and other products are sold in new and rapidly evolving markets. Accordingly, our business and future prospects may be difficult to evaluate. We cannot accurately predict the extent to which demand for our products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact our ability to do the following:

●	generate sufficient revenue to maintain profitability;

●	acquire and maintain market share;

●	achieve or manage growth in our operations;

●	develop and renew contracts;

●	attract and retain leadership and other highly-qualified personnel;

●	acquire baseline technology and platforms due to the scarcity of available assets around the globe;

●	adapt to required redirection or changes in services or direction caused by geopolitical crises;

●	successfully develop and commercially market new products and services;

●	keep pace with technological developments;

●	timely address the increasingly sophisticated needs of our customers;

●	secure sufficient quantities or cost-effective production of our products due to supply-chain challenges;

●	adapt to new or changing policies and spending priorities of governments and government agencies; and

●	access initial and additional capital when required and on reasonable terms.

If we fail to address these and other challenges, risks and uncertainties successfully, our business, results of operations, prospects and financial condition would be materially harmed.

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We face significant competition from other firms, some of which have substantially greater resources than us.

The defense and broader aerospace industry is highly competitive and generally characterized by intense competition to win contracts. Our current principal competitors include the following: (i) for our Uncrewed Air Systems Division: AeroVironment, Inc. (AVAV), Zipline International Inc., AgEagle Aerial Systems, Inc. (UAVS), Draganfly Inc. (DPRO), and Drone Delivery Canada Corp. (TAKOF); (ii) for our Training Division: Lockheed Martin Corporation (LMT), Raytheon Technologies Corporation (RTX), Northrop Grumman Corporation (NOC), Draken International, Inc., Top Aces Inc., Airborne Tactical Advantage Company, LLC, Tactical Air Defense Services Inc., Air USA, Inc., Embry-Riddle Aeronautical University, Inc., Spartan Aviation Industries, Inc., ATP, Inc., and FlightSafety International, Inc.; (iii) for our Advanced Avionics Division: Honeywell International Inc. (HON; “Honeywell”), Avidyne Corporation, Collins Aerospace, Dynon Avionics, Inc., uAvionix Corporation, L3Harris Technologies, Inc. (LHX), and Garmin Ltd. (GRMN); and (iv) for our Electric Air Mobility Division: BETA Technologies, Inc., Volocopter GmbH, Wisk Aero LLC, Joby Aviation, Inc. (JOBY), Archer Aviation Inc. (ACHR), Vertical Aerospace Ltd. (EVTL), Lilium N.V. (LILM), and Eve Holding Inc. (EVEX) in addition to ground transportation services, such as Uber Technologies, Inc. (UBER) and Lyft, Inc. (LYFT), and incumbent aircraft carrier services, such as Blade Air Mobility, Inc. (BLDE) and NetJets Inc. Some of these firms have substantially greater financial, management, research and marketing resources than us. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel, including those with security clearances. Furthermore, many of our competitors may be able to utilize their substantially greater resources and economies of scale to develop competing products and technologies, manufacture in high volumes more efficiently, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. Small business competitors may be able to offer more cost competitive solutions, due to their lower overhead costs, and take advantage of small business incentives and set-aside programs for which we are ineligible. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins.

We expect to incur substantial R&D costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce our profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. We plan to incur substantial R&D costs as part of our efforts to design, develop and commercialize new products and services and enhance existing products. We believe that there are significant investment opportunities in a number of our business areas. Because we account for internal R&D as an operating expense, these expenditures will adversely affect our earnings in the future. Further, our R&D programs may not produce successful results, and our new products and services may not achieve market acceptance, create additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.

Even if this offering is successful, we will require substantial additional capital at a future date to finance our operations and fund our R&D. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate our R&D activities, as well as our commercialization efforts.

Developing products and services in the defense and broader aerospace industry is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations, as well as our R&D, have consumed substantial amounts of cash since they began. We expect our expenses to increase in connection with our ongoing activities, particularly as we advance the development of our aircraft and other products, seek regulatory approvals, and launch and commercialize our products at scale. Following this offering, we also expect to incur additional costs associated with operating a public company. Accordingly, we will need to obtain substantial additional funding in order to maintain our continuing operations. If we are unable to raise capital when needed or on acceptable terms, then we may be forced to delay, reduce or eliminate our R&D activities as well as our commercialization efforts.

Our consumers may experience service failures or interruptions due to defects in the software, infrastructure, components or engineering system that compromise our products and services, or due to errors in product installation, any of which could harm our business.

Our products and services may contain undetected defects in the software, infrastructure, components or engineering system. Sophisticated software and applications, such as those adopted and offered by us in connection with or as a part of our eVTOL, drone, and avionics offerings, may contain “bugs” that can unexpectedly interfere with the software and applications’ intended operations. Our communication services may from time to time experience outages, service slowdowns or errors. Defects may also occur in components or processes used in our products or for our services.

There can be no assurance that we will be able to detect and fix all defects in the hardware, software and services we offer. Failure to do so could result in decreases in sales of our products and services, lost revenues, significant warranty and other expenses, decreases in customer confidence and loyalty, losing market share to our competitors, and harm to our reputation.

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We rely on a limited number of suppliers in Canada and Europe for critical components and raw materials used to manufacture and develop our products. If we are forced to use suppliers outside these jurisdictions and, as a result, such materials become scarce or unavailable, or such suppliers fail, then we may incur delays in development, manufacture and delivery of our products, which could damage our business.

Particularly in our Advanced Avionics, Uncrewed Air Systems and Electric Air Mobility Divisions, we obtain hardware components, raw materials, and various systems and subsystems from a limited group of suppliers located in Canada and Europe, some of which are sole source suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell such components, materials, systems or subsystems to us. Our reliance on these suppliers involves significant risk and uncertainty, including whether such suppliers will provide an adequate supply of products of sufficient quality, will increase prices for the products and will perform their obligations on a timely basis. Changes in business conditions, wars, governmental changes, political intervention, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. Furthermore, if we experience significant increased demand, or need to replace our existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are acceptable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. In addition, certain components and raw materials used in the development and manufacture of our products are periodically at risk of supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. If shortages occur and we are unable to obtain components from third party suppliers in the quantities and of the quality we require, on a timely basis and at acceptable prices, then we may not be able to timely complete development of or deliver our products on a timely or cost effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations, prospects and financial condition. Moreover, if any of our suppliers become financially unstable, or otherwise unable or unwilling to provide us with raw materials or components, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. Even if we are successful at locating alternative suppliers the costs of the components may be higher than the original supplier’s components or we may be required to purchase in larger quantities than we normally would, which may result in higher inventory levels than desired. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all. In particular, the global COVID-19 pandemic has disrupted manufacturing and some supply chains, including our supply chain, which has had, and is expected to continue to have, a significant impact, both direct and indirect, on businesses and commerce worldwide.

We do not control our suppliers’ labor or other compliance practices, including environmental, health and safety practices. If our current suppliers, or any other suppliers we may use in the future, violate U.S. or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our operating results.

We are impacted by increasing stakeholder interest in public company performance, disclosure, and goal-setting with respect to environmental, social, and governance (ESG) matters.

In response to growing customer, investor, employee, governmental, and other stakeholder interest in the ESG practices of public companies, we plan to hire a Chief Sustainability Officer to guide our work in and reporting on our ESG initiatives. Our ability to achieve any goals in connection with our ESG initiatives is subject to numerous risks, many of which are outside of our control. Examples of such risks include: (a) the availability and cost of low- or non-carbon-based energy sources and technologies, (2) evolving regulatory requirements affecting ESG standards or disclosures, (3) the availability of suppliers that can meet our sustainability, diversity and other standards, (4) our ability to recruit, develop, and retain diverse talent in our labor markets, and (5) the impact of our organic growth and acquisitions or dispositions of businesses or operations. In addition, standards for tracking and reporting on ESG maters have not been harmonized and continue to evolve. Our processes and controls for reporting of ESG matters may not always comply with evolving and disparate standards for identifying, measuring, and reporting ESG metrics, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our reported progress in our ESG initiatives.

If our ESG practices do not meet evolving investor or other stakeholder expectations and standards, then our reputation, our ability to attract or retain employees and our attractiveness as an investment, supplier, business partner, or acquirer could be negatively impacted.

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There may be a future shortage of pilots who meet the training standards required by our customers, which could reduce our ability to sell our aircraft at scale and on the timelines contemplated.

There may be a future shortage of pilots that could exacerbate over time as more pilots in the industry approach mandatory retirement age. This will affect the aviation industry, including advanced air mobility (“AAM”) services and, more specifically, our business. If we are unable to hire, train, and retain qualified pilots, our business could be harmed, and we may be unable to implement our growth plans.

We are subject to cybersecurity and other security risks to our operational systems, security systems, infrastructure, integrated software in our aircraft and customer data processed by us or third-party vendors, which risks are amplified by our work for world governments.

We are at risk for interruptions, outages and breaches of our: (i) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (ii) facility security systems, owned by us or our third-party vendors or suppliers; (iii) aircraft technology, including powertrain and avionics and flight control software, owned by us or our third-party vendors or suppliers; (iv) the integrated software in our aircraft; or (v) customer data that we process or our third-party vendors or suppliers process on our behalf. As a government contractor, these security threats to our information technology (“IT”) infrastructure and facilities are amplified. Although we utilize various procedures and controls to monitor and mitigate these threats, there can be no assurance that these procedures and controls will be sufficient to prevent disruptions, the unauthorized release of confidential technical information, the misappropriation of intellectual property or trade secrets, financial or banking information or corruption of data. Accordingly, any significant operational delays, or any destruction, manipulation or improper use of our data, information systems or networks could adversely affect our financial results and damage the reputation for our products and services. The occurrence of some of these risks may be increased due to the increase in remote working by our employees, suppliers, contractors and other third parties due to the COVID-19 pandemic. Due to the ever-developing nature of such risks, the impact of any potential incident cannot be predicted. If we or our partners are subject to data security breaches, we may have a loss in sales or increased costs arising from the restoration or implementation of additional security measures, either of which could materially and adversely affect our business, prospects and financial results. Additionally, expenses resulting from cyber security attacks and other security risks may not be fully insured or otherwise mitigated, which could harm our financial results. If our security measures and systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

It remains unclear how the ongoing coronavirus (COVID-19) pandemic may impact our business, financial condition, results of operations and growth.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. The pandemic has adversely affected economies and financial markets worldwide, as well as business operations and the conduct of commerce generally. The duration and severity of the pandemic is unknown and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control making it difficult for us to accurately predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations or financial condition at this time, but such effects may be material. In addition, our continued access to sources of liquidity depend on global economic conditions and the condition of global financial markets. Given the uncertainty caused by the pandemic, there is no guarantee that debt or equity financing will be available in the future to fund our obligations, or that it will be available on commercially reasonable terms, in which case we may need to seek other sources of funding.

Our commercial aviation products, systems and services businesses are affected by global demand and economic factors that could negatively impact our financial results.

The operating results of our commercial aviation products, systems and services businesses – particularly our Electric Air Mobility and Advanced Avionics Divisions – may be adversely affected by downturns in the global demand for air travel, which impacts new aircraft production and orders, and global flying hours, which impacts air transport, regional and business aircraft utilization rates and pilot training needs. The aviation industry is highly cyclical, and the level of demand for air travel is correlated to the strength of the U.S. and international economies and is impacted by long-term trends in airline passenger and cargo traffic. The results of our commercial aviation businesses also depend on other factors, including general economic growth, political stability in both developed and emerging markets, pricing pressures, trends in capital goods markets and changes in original equipment manufacturer production rates. Our commercial aviation businesses experienced adverse COVID-related impacts in fiscal 2020 and remain at a higher risk of further adverse COVID-related impacts.

Our business and financial performance could be adversely affected by inflation.

Until recently, the inflation rate has generally been low in the geographies where we operate. However, at the time of this registration statement, the inflation rate in the U.S. has reached a 40-year high, primarily as a result of higher energy costs and global supply chain disruptions. In the event of a significant increase in consumer prices, particularly over an extended period of time, customer demand for our products and services could be adversely affected and we could experience lower than expected sales. In addition, if any of our suppliers implemented price increases in response to higher raw material, labor, and energy costs or otherwise, we may not be able to pass along such price increased to our customers and our profitability may be reduced. The occurrence of any of these events could have a material adverse effect on our business, financial condition, and results of operations.

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We cannot predict the consequences of future geopolitical events, but they may adversely affect the markets in which we operate, our ability to insure against risks, our operations or our profitability.

Ongoing instability and current conflicts in global markets, including in Eastern Europe, the Middle East and Asia, and the potential for other conflicts and future terrorist activities, as well as other recent geopolitical events throughout the world, including the Russian invasion of Ukraine and new or increased tariffs and potential trade wars, have created and may continue to create economic and political uncertainties and impacts that could have a material adverse effect on our business, operations, and profitability. These types of matters cause uncertainty in financial markets and may significantly increase the political, economic and social instability in the geographic areas in which we operate. If credit in financial markets outside of the U.S. tightened, it could adversely affect the ability of our international customers and suppliers to obtain financing and could result in a decrease in or cancellation of orders for our products, systems and services or impact the ability of our customers to make payments.

Risks Related to Electric Air Mobility

The market for eVTOL aircraft and EAM has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected, which may harm our business, financial condition, and results of operations.

The EAM market is still emerging and has not been established with precision. We are uncertain as to what extent market acceptance will grow, if at all. Our customers will likely initially launch operations in a limited number of metropolitan areas. The success of these markets, if any, and the opportunity for future growth in these and other markets may not be representative of the potential market for EAM in other metropolitan areas. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, as well as the willingness of commuters and travelers to widely adopt air mobility as an alternative for ground transportation. If the public does not perceive EAM as beneficial, or chooses not to adopt EAM as a result of concerns regarding safety, affordability, value proposition or for other reasons, then the market for our aircraft may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. Any of the foregoing could materially adversely affect our business, financial condition, prospects, and results of operations.

There may be reluctance by consumers to adopt this new form of mobility, or an unwillingness to pay aircraft operators’ projected prices.

Our growth is highly dependent upon the adoption by consumers of an entirely new form of mobility offered by eVTOL aircraft and the EAM market. If consumers do not adopt this new form of mobility or are not willing to pay the projected prices for the aerial ridesharing services provided by our customers, our prospects, financial condition and operating results will be harmed. This market is new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, new aircraft announcements and changing consumer demands and behaviors. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircraft, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents involve our aircraft. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition, and results of operations.

Our success in a given market will depend on our customers’ ability to develop a network of passengers and accurately assess and predict passenger demand and price sensitivity. Demand and price sensitivity may fluctuate based on a variety of factors, including macroeconomic factors, quality of service, negative publicity, safety incidents, corporate reporting related to safety, quality of customer support, perceived political or geopolitical affiliations, or dissatisfaction with our products and offerings in general. If the operators of our aircraft fail to attract passengers or fail to accurately predict demand and price sensitivity, it could reduce demand for our aircraft and harm our financial performance.

We expect that a large driver of passenger demand for EAM will be time savings when compared with alternative modes of transportation. Should operators of our aircraft be unable to deliver a sufficient level of time savings for passengers, or if expected time savings are impacted by delays or cancellations, it could reduce consumer demand and, in turn, demand for our aircraft. If demand does not materialize or falls, our business, financial conditions, prospects, and results of operations could be adversely affected.

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Operators of our aircraft may be unable to reduce end-user pricing over time at rates sufficient to stimulate demand for our aircraft, drive expected growth and accomplish planned production.

Operators of our aircraft may not be able to successfully reduce end-user pricing over time to increase demand, address new market segments and develop a significantly broader customer base. We expect that initial end-user pricing may be most applicable to relatively affluent consumers, and operators will need to address additional markets and expand their customer demographic in order to further grow their EAM business. If operators are unable to meet their end-user pricing projections then demand for our aircraft will decline and we will be unable to meet our production plans, resulting in an increase in our per-unit costs, adversely affecting our results of operations.

Our aircraft may not perform at the level we expect, and may have design or manufacturing deficiencies, such as higher than expected noise profile, lower payload than initially estimated, shorter range and/or shorter useful lives than we anticipate.

Our aircraft may contain defects in design or manufacture that may cause them not to perform as expected or that may require repair. For example, our aircraft may have a higher noise profile than we expect or carry a lower payload or have shorter maximum battery range than we estimate. Our aircraft also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. There can be no assurance that we will be able to detect and fix these defects in these products prior to their use. While we have performed extensive testing, in some instances we are still relying on projections and models to validate the projected performance of our aircraft. To date, we have been unable to validate the performance of our aircraft over the expected lifetime of the aircraft.

Accidents or safety incidents involving eVTOL aircraft, us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.

Test flying prototype aircraft is inherently risky, and accidents or incidents involving our aircraft are possible. Urban environments may present particular challenges to the operators of UAS, such as an increased risk of collisions resulting in property damage, injury or death. As the usage of UAS has increased, the danger of such collisions has increased. Any such occurrence would negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to the sales of our aircraft It could also significantly damage the reputation of and support for UAS in general.

The operation of aircraft is subject to various risks, and we expect demand for our aircraft to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain certification from the Transport Canada Civil Aviation (“TCCA”), the U.S. Federal Aviation Administration (“FAA”), and/or the European Union Aviation Safety Agency (“EASA”) (the TCCA, FAA and EASA together, the “Civil Aviation Authorities”) for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters were due to a safety fault. We believe that regulators and the general public are still forming their opinions about the safety and utility of aircraft that are highly reliant on lithium-ion batteries and/or advanced flight control software capabilities. An accident or other safety incident involving either our aircraft or a competitor’s aircraft during these early stages of opinion formation could have a disproportionate impact on the longer-term view of the emerging EAM market.

Further, if our personnel, our aircraft or other types of aircraft are involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident, which would adversely impact our business, results of operations and financial condition.

Our competitors may commercialize their technology before us, either in general or in specific markets.

While we expect to be one of the pioneering companies to market eVTOL aircraft, we expect this industry to be increasingly competitive, and it is possible that our competitors could get to market before us, either generally or in specific markets. Even if we are first to market, we may not fully realize the benefits we anticipate, and we may not receive any competitive advantage or may be overcome by other competitors. Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future. They may also be able to devote greater resources to the development of their current and future technologies or the promotion and sale of their offerings, or offer lower prices. In particular, our competitors may be able to obtain the relevant certification and approvals for their aircraft before us.

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We may encounter obstacles outside of our control that slow market adoption of eVTOL aircraft or aerial rideshares, such as infrastructure limitations, regulatory requirements and challenges in the certification process.

The fleet market for electric aircraft is new and untested and is characterized by rapidly changing and evolving government regulation and industry standards. If we are unable to get through the certification process on the timeline planned, then our business, financial conditions, prospects, and results of operations could be adversely affected.

In addition, while our aircraft will be operating within the existing aviation airspace and infrastructure, long-term continued adoption of EAM will depend on operators’ ability to develop and operate vertiports in desirable locations in metropolitan locations. Developing and operating vertiport locations will require permits and approvals from federal, state, and local regulatory authorities and government bodies, and operation of our aircraft will depend on such permits and approvals. If our operators are prohibited, restricted, or delayed from developing and operating desirable vertiport locations, then demand for our aircraft could decline and our business could be adversely affected.

If we experience harm to our reputation and brand by customers, employees or operators, our business, financial condition, and results of operations could be adversely affected.

Continuing to increase the strength of our reputation and brand for high-performing, sustainable, safe and cost-effective EAM is critical to our ability to attract and retain customers and partners. In addition, our growth strategy includes international expansion through joint ventures or other partnerships with local companies that would benefit from our reputation and brand recognition. The successful development of our reputation and brand will depend on several factors, many of which are outside of our control. Negative perception of our aircraft or company may harm our reputation and brand, including as a result of:

●	complaints or negative publicity or reviews about us, independent third-party aircraft operators, passengers, or other brands or events that we associate with, even if factually incorrect or based on isolated incidents;

●	changes to our operations, safety and security or other policies that customers, end-users or others perceive as overly restrictive, unclear or inconsistent with our values;

●	illegal, negligent, reckless or otherwise inappropriate behavior by operators or independent third parties involved in the operation of our business or by our management team or other employees;

●	actual or perceived disruptions or defects in our aircraft;

●	litigation over, or investigations by regulators into, our operations or those of our independent third-party aircraft operators;

●	a failure to operate our business in a way that is consistent with our values;

●	negative responses by independent third-party aircraft operators to new mobility offerings; or

●	any of the foregoing with respect to our competitors, to the extent such resulting negative perception affects the public’s perception of us or our industry as a whole.

Any of the foregoing could adversely affect our business, financial condition, and results of operations.

In order to reach production for our aircraft, we need to develop complex software and technology systems in coordination with our partners and suppliers, and there can be no assurance such systems will be successfully developed.

We anticipate that our aircraft will use a substantial amount of sophisticated software and hardware to operate. The development of such advanced technologies is inherently complex, and we will need to coordinate with our partners and suppliers in order to reach production for our aircraft. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. Thus, our potential inability to develop the necessary software and technology systems may harm our competitive position.

We are relying on third-party partners to develop a number of emerging technologies for use in our products. These technologies are not today, and may not ever be, commercially viable. There can be no assurances that our partners will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. In addition, the technology may not comply with the cost, performance, useful life, and warranty characteristics that we anticipate in our business plan or may have performance problems related to mechanical or software defects. As a result, our business plan could be significantly adversely impacted, and we may incur significant liabilities under warranty claims, which could adversely affect our business, prospects, and results of operations.

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We may not be able to produce aircraft in the volumes and on the timelines projected.

There are significant challenges associated with mass producing aircraft in the volumes that we are projecting. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market from the concept and design stage, the need for specialized design and development expertise, extensive regulatory requirements, difficulty establishing a brand name and image, and the need to establish maintenance and service locations. As a manufacturer of electric aircraft, we face a variety of added challenges to entry that a traditional aircraft manufacturer would not encounter, including additional costs of developing and producing an electric powertrain, regulations associated with the transport of lithium-ion batteries and unproven high-volume consumer demand for a fully electric aerial mobility service. Additionally, we are developing production lines for components and at volumes for which there is little precedent within the traditional aerospace industry. If we are not able to overcome these barriers, our business, prospects, operating results and financial condition will be negatively impacted, and our ability to grow our business will be harmed.

We will also need to do extensive testing to ensure that the aircraft is in compliance with applicable TCCA safety regulations and other relevant regulations prior to beginning mass production. In addition to certification of the aircraft, we will be required to obtain TCCA approval to manufacture completed aircraft pursuant to a TCCA-approved type design (e.g., type certificate). Production approval involves initial TCCA manufacturing approval and extensive ongoing oversight of mass produced aircraft. If we are unable to obtain production approval for the aircraft, or if TCCA imposes unanticipated restrictions as a condition of approval, our projected costs of production could increase substantially.

The timing of our production ramp is dependent upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It is also dependent on being able to timely obtain TCCA certification.

Unsatisfactory safety performance of our aircraft as a result of our customers’ operations could have a material adverse effect on our business, financial condition, and results of operation.

There can be no assurance that our operator customers will not experience operational or process failures and other problems, including pilot error, cyberattacks or other intentional acts, that could result in potential safety risks. Any actual or perceived safety issues may result in significant reputational harm to the EAM industry and, accordingly, our business, in addition to tort liability, increased safety infrastructure and other costs that may arise. Such issues could result in increased regulation or other systemic consequences. Adverse publicity affecting the industry and our reputation as a result of accidents, operational failures, or other safety incidents could have a material adverse effect on our business, financial condition, prospects, and results of operation. In addition, our aircraft may be grounded by regulatory authorities due to safety concerns that could have a material adverse impact on our business, financial condition, operating results and prospects.

Risks Related to Our U.S. Government Contracts

We are subject to extensive government regulation, and our failure to comply with applicable regulations may subject us to penalties that restrict our ability to conduct our business.

As a contractor to the U.S. government and provider of various technologies, we are subject to and must comply with various government regulations that impact our revenue, operating costs, profit margins and the internal organization and operation of our business. We also need special security clearances and regulatory approvals to continue working on certain projects with the U.S. government. Our failure to comply with applicable regulations, rules and approvals, changes in the government’s interpretation of such regulations, rules and approvals as have been and are applied to our contracts, proposals or business or misconduct by any of our employees could result in the imposition of fines and penalties, the loss of security clearances, a decrease in profitability, the loss of our government contracts or our suspension or debarment from contracting with the U.S. government generally, any of which could harm our business, financial condition, and results of operations. We are also subject to certain regulations of comparable government agencies in other countries, and our failure to comply with these non-U.S. regulations could also harm our business, financial condition or results of operations.

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U.S. government contracts are subject to a competitive bidding process, are generally not fully funded at inception, and contain certain provisions that may be unfavorable to us, which could result in contracts and opportunities consuming significant resources without generating revenue.

U.S. government contracts typically involve long lead times for design and development, and are subject to significant changes in scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program. In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government’s convenience. Because a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition.

U.S. government contracts are frequently awarded only after formal, protracted competitive bidding processes and, in many cases, unsuccessful bidders for U.S. government contracts are provided the opportunity to protest contract awards through various agency, administrative and judicial channels. Competitive bidding presents a number of risks, including the following:

●	the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

●	the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;

●	the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and

●	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding.

We rely to a significant degree on sales to the U.S. government, particularly to agencies of the DoD, and a decline in government budgets, funding, changes in spending or budgetary priorities, or delays in contract awards may materially adversely affect our future revenue, business, financial condition, results of operations, cash flow and equity.

We derive a significant portion of our total sales from the U.S. government and its agencies, either as a prime contractor or subcontractor, particularly in connection with our Uncrewed Air Systems and Training Divisions. The DoD is our principal U.S. government customer. We believe that the success and growth of our business for the foreseeable future will continue to depend to a significant degree on our ability to win government contracts, in particular from the DoD.

The U.S. government may modify, curtail or terminate one or more of our contracts.

The U.S. government contracting party may modify, curtail or terminate its contracts with us, without prior notice and either at its convenience or for default based on performance. In addition, funding pursuant to our U.S. government contracts may be reduced or withheld as part of the U.S. Congressional appropriations process due to fiscal constraints, changes in U.S. national security strategy and/or priorities or other reasons. Historically, our Training Division has received some U.S. government contract funding under programs designed to benefit “small businesses” as defined under certain provisions of the U.S. Small Business Administration (“SBA”) regulations. The SBA regulations address multiple different programs that have varying eligibility requirements. While we believe that we will continue to be eligible as a small business under some programs, we will likely not be eligible under others. Moreover, the SBA regulations are subject to different interpretations, and the U.S. government may determine that we should no longer be classified as small. If the U.S. government made such a determination, it could terminate, cancel, or decide not to award options on existing agreements.

Any loss or anticipated loss or reduction of expected funding and/or modification, curtailment, or termination of one or more of our U.S. government contracts could have a material adverse effect on our earnings, cash flow and/or financial position, as well as our access to government testing facilities and/or our ability to secure pre-certification operating experience and/or revenues.

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Risks Related to Legal and Regulatory Requirements

Some of our products and services are subject to local, state, federal and international regulatory frameworks that are costly to comply with, are subject to interpretation, may be dependent on political pressures and factors and/or are subject to change.

Many of the products we develop and manufacturer are highly dependent on our ability to meet local, state, federal and international regulations. In particular, our ability to meet the certification requirements for our products in the U.S. and abroad could determine the ability to sell, deliver, and manufacture our products, and therefore, could impact our operating results. These regulations include design and manufacture of products and components. While a common framework exists among many regulatory authorities allowing for recognition of different regulatory approvals by other regulatory entities, often times there are differences that require additional validation to meet the requirements of a specific entity. The risk not only lies in the viability of a particular product but also the time to market. Delays in the process are not unusual and can lead to delays in bringing product to market. These delays could result in financial and competitive impacts on AIRO’s operations. For a description of the regulatory frameworks that apply to our products and services, see “Business—Government Regulations.”

All of our divisions are highly regulated and our ability to generate revenues and profit may be limited by regulatory restrictions and/or changes.

Aerospace manufacturers and aircraft operators are subject to extensive regulatory and legal requirements that involve significant compliance costs. The Civil Aviation Authorities may issue regulations relating to the operation of aircraft that could require significant expenditures. Implementation of the requirements created by such regulations may result in increased costs for our EAM passengers and us. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of our operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising fares, reducing revenue and increasing costs. We cannot ensure that these and other laws or regulations enacted in the future will not have a negative impact on our business, financial condition, and results of operations.

Governments and regulatory agencies in the markets where we manufacture and sell drone products may enact additional regulations relating to product safety and consumer protection in the future, and may also increase the penalties for failure to comply with product safety and consumer protection regulations. In addition, one or more of our customers might require changes in our products, such as the non-use of certain materials, in the future. Complying with any such additional regulations or requirements could impose increased costs on our business. Similarly, increased penalties for non-compliance could subject us to greater expenses in the event any of our products were found to not comply with such regulations. Such increased costs or penalties could have a negative impact on our business, financial condition, and results of operations.

International sales may pose different economic, regulatory, competition and other risks.

All of our divisions sell their products and/or services to international customers and these sales may grow in the future. International sales are subject to numerous political and economic factors, budget uncertainty, regulatory requirements, significant competition, taxation, and other risks associated with doing business outside the U.S. In international sales, we face substantial competition from both U.S. manufacturers and international manufacturers whose governments sometimes provide R&D assistance, marketing subsidies and other assistance for their products and services.

Risks Related to AIRO Intellectual Property

If we fail to protect, or incur significant costs in defending or enforcing our intellectual property and other proprietary rights, our business, financial condition, and results of operations could be materially harmed.

Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. In addition, a portion of our technology is not patented, and we may be unable or may not seek to obtain patent protection for this technology. In addition, the U.S. government has licenses under certain of our patents and certain other intellectual property that are developed or used in performance of government contracts, and it may use or authorize others to use such patents and intellectual property for government and other purposes. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and our rights may be challenged by third parties. The laws of countries other than the U.S. may be even less protective of our intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Moreover, many of our employees have access to our trade secrets and other intellectual property. If one or more of these employees leave our employment to work for one of our competitors, then they may disseminate this proprietary information despite our established procedures and policies to prevent such dissemination, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed. From time to time, we have initiated lawsuits to protect our intellectual property and other proprietary rights. Pursuing these claims is time consuming and expensive and could adversely impact our results of operations.

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In addition, affirmatively defending our intellectual property rights and investigating whether any of our products or services violate the rights of others may entail significant expense. Our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may become subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. Defending against, or otherwise addressing, any such claims, whether they are with or without merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from these claims could require us to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit our use of the technology. We cannot ensure that we would be able to: obtain from the third party asserting the claim a license on commercially reasonable terms, if at all; develop alternative technology on a timely basis, if at all; or obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. An adverse determination also could prevent us from offering our products to others. Infringement claims asserted against us may have a material adverse effect on our business, results of operations or financial condition.

Risks Related to Tax and Accounting Matters

Our ability to use our net operating loss carryforwards and certain tax credit carryforwards may be subject to limitation.

We may from time to time generate net operating loss carryforwards for U.S. federal and state income tax purposes that are subject to expiration. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, changes in our ownership may limit the amount of our net operating loss carryforwards and tax credit carryforwards that could be utilized annually to offset our future taxable income, if any. This limitation would generally apply in the event of a cumulative change in ownership of our company of more than 50 percentage points within a three-year period. Any such limitation may significantly reduce our ability to utilize our net operating loss carryforwards and tax credit carryforwards before they expire. Private placements and other transactions that we may execute, as well as the Business Combination, may trigger such an ownership change pursuant to Section 382. Any such limitation, sales of our common stock by our existing stockholders or additional sales of our common stock by us, could have a material adverse effect on our results of operations in future years. Our ability to utilize those net operating loss carryforwards could be limited by an “ownership change” as described above, which could result in increased tax liability to us. Net operating losses generated after December 31, 2017 are not subject to expiration, but may not be carried back to prior taxable years, except that net operating losses generated in 2018, 2019 and 2020 may be carried back five taxable years. Additionally, the deductibility of such U.S. federal net operating losses is limited to 80% of our taxable income in any taxable year beginning after December 31, 2020.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually, beginning with our second Annual Report on Form 10-K. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404, however they will not be required to do so for so long as we are an EGC. We could be an EGC for up to five years. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could lead to restatements of our financial statements and require us to incur the expense of remediation.

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Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to certain reporting requirements of the Exchange Act. Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Risks Related to Our Securities

There has been a limited prior public market for ParentCo common stock and Public Warrants, the stock price of ParentCo common stock and Public Warrants may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares or Public Warrants at or above the initial public offering price.

There has been a limited public market for shares of ParentCo common stock and Public Warrants. You may not be able to sell your shares quickly or at the market price if trading in shares of our common stock is not active. An active or liquid market in ParentCo’s common stock and Public Warrants may not develop upon the Closing or, if it does develop, it may not be sustainable. As a result of these and other factors, you may be unable to resell your shares of ParentCo’s common stock or warrants at or above price you paid for them.

Further, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

The price of our stock and Public Warrants may be volatile, and you could lose all or part of your investment.

The trading price of ParentCo’s common stock and Public Warrants following the Closing is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this proxy statement/prospectus, these factors include:

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	our ability to effectively manage our growth;

●	actual or anticipated variations in quarterly operating results;

●	our cash position;

●	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

●	changes in the market valuations of similar companies;

●	overall performance of the equity markets;

●	sales of our common stock and Public Warrants by us or our stockholders in the future;

●	trading volume of our common stock and Public Warrants;

●	changes in accounting practices;

●	ineffectiveness of our internal controls;

●	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

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●	significant lawsuits, including patent or stockholder litigation;

●	general political and economic conditions, including any impact of the ongoing COVID-19 pandemic; and

●	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for aerospace & defense companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors, as well as local or global socio-economic and political factors, including the conflict between Russia and Ukraine, may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of ParentCo’s common stock and Public Warrants after the Closing does not exceed the price you paid for them, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

ParentCo does not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

ParentCo currently anticipates that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Furthermore, future debt or other financing arrangements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock.

ParentCo’s principal stockholders and management will own a significant percentage of our stock following the Closing and will be able to exert significant control over matters subject to stockholder approval.

Immediately following the Closing, ParentCo’s executive officers, directors and their affiliates and our principal stockholders will beneficially hold, in the aggregate, approximately [●]% of our outstanding voting stock. These stockholders, acting together, would be able to significantly influence all matters requiring stockholder approval. For example, these stockholders would be able to significantly influence elections of directors, amendments of our governing documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

ParentCo’s issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans, employee stock purchase plan or otherwise will dilute all other stockholders.

ParentCo expects to issue additional capital stock in the future that will result in dilution to all other stockholders. ParentCo expects to grant equity awards to employees, directors, and consultants under our stock incentive plans and employee stock purchase plan. ParentCo may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock, including as a result of the exercise of any warrants to purchase shares of common stock, may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

ParentCo will incur increased costs as a result of operating as a public company, and its management will devote substantial time to compliance with its public company responsibilities and corporate governance practices.

If Kernel and AIRO complete the Business Combination and ParentCo becomes a public company, it will incur significant legal, accounting and other expenses that AIRO did not incur as a private company, and these expenses may increase even more after ParentCo is no longer an emerging growth company, as defined in Section 2(a) of the Securities Act.

ParentCo will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits EGCs to implement many of these requirements over a longer period and up to five years from the pricing of this offering. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

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ParentCo expects the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. ParentCo cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on the ParentCo Board, the ParentCo board committees or as ParentCo executive officers.

AIRO’s management team has limited experience managing a public company.

Most of the members of AIRO’s management team who will become the management team of ParentCo have limited to no experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. AIRO’s management team has not worked together at prior companies that were publicly traded. AIRO’s management team may not successfully or efficiently manage their new roles and responsibilities. AIRO’s transition to being a public company subjects it to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from ParentCo’s senior management and could divert their attention away from the day-to-day management of ParentCo’s business, which could have a material adverse effect on ParentCo’s business, financial condition and results of operations.

The Proposed ParentCo Charter requires, to the fullest extent permitted by law, that derivative actions brought in ParentCo’s name, as applicable, against their respective directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, which may have the effect of discouraging lawsuits against Kernel’s or ParentCo’s directors, officers, other employees or stockholders, as applicable.

Pursuant to the Proposed ParentCo Charter, as will be in effect upon the closing of the Business Combination, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our amended and restated certificate of incorporation or our amended and restated by-laws; (iv) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or by-laws; or (v) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein, or the Delaware forum provision. This exclusive forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternate forum, the United States District Courts shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the federal forum provision, as our principal office is located in Providence, Rhode Island. In addition, ParentCo’s Charter, as will be in effect upon the Closing, provides that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Delaware forum provision and the Federal forum provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware forum provision and the federal forum provision may impose additional litigation costs on stockholders who assert the provision is not enforceable and may impose more general additional litigation costs in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware. In addition, these forum selection clauses in the Proposed ParentCo Charter may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision. If the federal forum provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The federal forum provision may also impose additional litigation costs on stockholders who assert the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Courts may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

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Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Proposed ParentCo Charter provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive forum provision. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Claims for indemnification by ParentCo’s directors and officers may reduce ParentCo’s available funds to satisfy successful third-party claims against ParentCo and may reduce the amount of money available to ParentCo.

The Proposed ParentCo Charter and Proposed ParentCo Bylaws will provide that ParentCo will indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the DGCL, the Proposed ParentCo Charter and Bylaws and its indemnification agreements that it will enter into with its directors and officers will provide that:

●	ParentCo will indemnify its directors and officers for serving ParentCo in those capacities or for serving other business enterprises at its request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

●	ParentCo may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

●	ParentCo will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

●	ParentCo will not be obligated pursuant to the Proposed ParentCo Charter or Bylaws to indemnify a person with respect to proceedings initiated by that person against ParentCo or its other indemnitees, except with respect to proceedings authorized by the ParentCo Board or brought to enforce a right to indemnification; and

●	the rights conferred in the Proposed ParentCo Charter and Bylaws are not exclusive, and ParentCo is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about ParentCo, its business or its market, or if they change their recommendations regarding ParentCo’s securities adversely, the price and trading volume of ParentCo’s securities could decline.

The trading market for ParentCo’s securities will be influenced by the research and reports that industry or securities analysts may publish about ParentCo, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on ParentCo. If no securities or industry analysts commence coverage of ParentCo, ParentCo’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover ParentCo change their recommendation regarding ParentCo common stock adversely or provide more favorable relative recommendations about ParentCo’s competitors, the price of shares of ParentCo common stock would likely decline. If any analyst who may cover ParentCo were to cease coverage of ParentCo or fail to regularly publish reports on it, ParentCo could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Future issuances of debt securities and equity securities may adversely affect ParentCo, including the market price of ParentCo common stock and may be dilutive to existing stockholders.

In the future, we may incur debt or issue equity-ranking senior to ParentCo common stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting ParentCo’s operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of ParentCo common stock. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of ParentCo common stock and be dilutive to existing stockholders.

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There can be no assurance that ParentCo common stock and Public Warrants that will be issued in connection with the Business Combination will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that we will be able to comply with the continued listing standards of Nasdaq. ParentCo’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of its Securities.

In connection with the closing of the Business Combination, we intend to list ParentCo’s common stock and warrants on Nasdaq under the symbols “AIRO” and “AIROW,” respectively. AIRO has the right to terminate the Business Combination Agreement if ParentCo’s securities are not approved for listing, subject to notice of issuance, at the time of the closing of the Business Combination Agreement. ParentCo’s continued eligibility for listing may depend on the number of Kernel’s shares that are redeemed. If, after the Business Combination, Nasdaq delists ParentCo’s shares from trading on its exchange for failure to meet the listing standards, ParentCo and its stockholders could face significant material adverse consequences including, but not limited to:

●	a limited availability of market quotations for ParentCo’s securities;

●	reduced liquidity for ParentCo’s securities;

●	a determination that ParentCo common stock is a “penny stock,” which will require brokers trading in ParentCo common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for ParentCo common stock;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If ParentCo common stock and Public Warrants are listed on Nasdaq, they will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state, other than the state of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if ParentCo was no longer listed on Nasdaq, ParentCo’s securities would not be covered securities and ParentCo would be subject to regulation in each state in which ParentCo offers its securities.

If, after listing, ParentCo fails to satisfy the continued listing requirements of Nasdaq such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist its securities. Such a delisting would likely have a negative effect on the price of the securities and would impair your ability to sell or purchase the securities when you wish to do so. In the event of a delisting, ParentCo can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its securities to become listed again, stabilize the market price or improve the liquidity of its securities, prevent its securities from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements. Additionally, if ParentCo’s securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of these securities may be more limited than if they were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your ParentCo securities unless a market can be established or sustained.

An active market for ParentCo’s securities may not develop, which would adversely affect the liquidity and price of ParentCo’s securities.

The price of ParentCo’s securities may vary significantly due to factors specific to ParentCo as well as to general market or economic conditions. Furthermore, an active trading market for ParentCo’s securities may never develop or, if developed, it may not be sustained. Holders of ParentCo’s securities may be unable to sell their securities unless a market can be established and sustained.

The market price of ParentCo’s securities may decline as a result of the Business Combination or other market factors.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Kernel’s securities prior to the Closing may decline following the Closing when they trade as ParentCo securities. The market values of ParentCo’s securities at the time of the Business Combination may vary significantly from the market price of Kernel’s securities on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus or the date on which Kernel’s shareholders vote on the Business Combination.

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In addition, following the Business Combination, fluctuations in the price of ParentCo’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for AIRO common stock. Accordingly, the valuation ascribed to AIRO may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for ParentCo’s securities develops and continues, the trading price of ParentCo’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond ParentCo’s control. Any of the factors listed below could have a material adverse effect on your investment in ParentCo’s securities and ParentCo’s securities may trade at prices significantly below the price you paid for your Kernel securities. In such circumstances, the trading price of ParentCo’s securities may not recover and may experience a further decline.

The market price of ParentCo securities may decline as a result of the Business Combination and for a number of other reasons including:

●	if investors react negatively to the prospects of ParentCo’s business and the prospects of the Business Combination;

●	if the effect of the Business Combination on ParentCo’s business and prospects is not consistent with the expectations of securities or industry analysts;

●	if ParentCo does not achieve the perceived benefits of the Business Combination as rapidly or to the extent anticipated by securities or industry analysts;

●	actual or anticipated fluctuations in ParentCo’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

●	changes in the market’s expectations about ParentCo’s results of operations;

●	success of competitors;

●	changes in financial estimates and recommendations by securities analysts concerning ParentCo or the [biopharmaceutical] industry in general;

●	operating and share price performance of other companies that investors deem comparable to ParentCo;

●	ParentCo’s ability to market new and enhanced products and technologies on a timely basis;

●	changes in laws and regulations affecting ParentCo’s business;

●	ParentCo’s ability to meet compliance requirements;

●	commencement of, or involvement in, litigation involving ParentCo;

●	changes in ParentCo’s capital structure, such as future issuances of securities or the incurrence of additional debt;

●	the volume of ParentCo’s securities available for public sale; or

●	any major change in ParentCo Board or management.

Future sales, or the perception of future sales, by ParentCo or its stockholders in the public market following the Business Combination could cause the market price for ParentCo common stock to decline.

The sale of shares of ParentCo common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of ParentCo common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for ParentCo to sell equity securities in the future at a time and at a price that it deems appropriate.

Upon consummation of the Business Combination, it is currently expected that ParentCo will have a total of [●] shares of ParentCo common stock outstanding (excluding any outstanding Warrants and assuming that (i) there are no redemptions of any shares by Kernel’s Public Shareholders in connection with the Business Combination, (ii) no awards are issued under the 2023 Equity Incentive Plan or the ESPP, and (iii) Kernel does not engage in any kind of equity financing prior to the Closing). All shares currently held by Kernel Public Shareholders will be freely tradable without registration under the Securities Act, and without restriction, following the Closing, by persons other than ParentCo’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including ParentCo’s directors, executive officers and other affiliates.

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In connection with the Business Combination, certain existing AIRO stockholders, who are expected to collectively own approximately [●] shares of ParentCo common stock following the Business Combination, have agreed with Kernel, subject to certain exceptions, not to dispose of or hedge any of their shares of ParentCo common stock or securities convertible into or exchangeable for shares of ParentCo common stock during the period from the date of the Closing and ending on the earlier of (x) one year from the Closing or (y) subsequent to the Closing, (i) if the reported last sale price of ParentCo’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, right issuances, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination and (ii) the date Kernel consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of Kernel’s stockholders having the right to exchange their shares of Kernel Ordinary Shares for cash, securities or other property. For more information, see the section of this proxy statement/prospectus entitled “Shareholder Proposal No. 1: The Business Combination Proposal—Business Combination Agreement.”

In addition, the shares of ParentCo common stock reserved for future issuance under the 2023 Equity Incentive Plan and ESPP will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. Assuming the Business Combination Proposal and the Nasdaq Proposal are approved and subject to approval by stockholders, the proposed 2023 Equity Incentive Plan and ESPP will initially reserve up to [●] shares of ParentCo common stock following the consummation of the Business Combination for issuance as awards in accordance with the terms of the 2023 Equity Incentive Plan and ESPP. ParentCo is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of ParentCo common stock or securities convertible into or exchangeable for shares of ParentCo common stock issued pursuant to the 2023 Equity Incentive Plan or the ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover shares of ParentCo common stock.

In the future, ParentCo may also issue its securities in connection with investments or acquisitions. The amount of shares of ParentCo common stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of ParentCo common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to ParentCo stockholders.

ParentCo will qualify as an “emerging growth company” as well as a “smaller reporting company” within the meaning of the Securities Act, and if ParentCo takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make ParentCo’s securities less attractive to investors and may make it more difficult to compare ParentCo’s performance with other public companies.

Following the consummation of the Business Combination, ParentCo will qualify as an “emerging growth company” within the meaning of the Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, ParentCo may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies for as long as ParentCo continues to be an emerging growth company, including, but not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in ParentCo’s periodic reports and proxy statements and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, ParentCo’s stockholders may not have access to certain information they may deem important. ParentCo will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of ParentCo common stock that is held by non-affiliates exceeds $700,000,000 as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which ParentCo has total annual gross revenue of $1,235,000,000 or more during such fiscal year (as indexed for inflation), (iii) the date on which ParentCo has issued more than $1,000,000,000 in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Kernel Ordinary Shares in the Kernel IPO. Investors may find ParentCo’s securities less attractive because ParentCo will rely on these exemptions. Kernel cannot predict whether investors will find ParentCo’s securities less attractive because it will rely on these exemptions. If some investors find ParentCo’s securities less attractive as a result of its reliance on these exemptions, the trading prices of ParentCo’s securities may be lower than they otherwise would be, there may be a less active trading market for its securities and the trading prices of its securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of ParentCo’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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Additionally, ParentCo will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K promulgated by the SEC. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. ParentCo will remain a smaller reporting company for so long as the market value of its common stock held by non-affiliates is less than $250.0 million measured on the last business day of its second fiscal quarter, or its annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of its common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. To the extent ParentCo takes advantage of such reduced disclosure obligations, it may also make comparison of its consolidated financial statements with other public companies difficult or impossible.

The unaudited pro forma financial information included herein may not be indicative of what ParentCo’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what ParentCo’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Transfers of ParentCo’s securities utilizing Rule 144 of the Securities Act may be limited.

A significant portion of ParentCo’s securities are restricted from immediate resale. Holders should be aware that transfers of ParentCo securities pursuant to Rule 144 may be limited as Rule 144 is not available, subject to certain exceptions, for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. As a result, we anticipate that holders will not be able to sell their restricted ParentCo securities pursuant to Rule 144 without registration until one year after the Business Combination has been completed.

Risks Related to Kernel and the Business Combination

Subsequent to the consummation of the Business Combination, ParentCo may be required to take write-downs or write-offs, or ParentCo may be subject to restructuring, impairment or other charges that could have a significant negative effect on ParentCo’s financial condition, results of operations and the price of ParentCo’s securities, which could cause you to lose some or all of your investment.

Although Kernel has conducted due diligence on AIRO, this diligence may not surface all material issues that may be present with AIRO’s business. Factors outside of AIRO’s and outside of Kernel’s control may, at any time, arise. As a result of these factors, ParentCo may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in ParentCo reporting losses. Even if Kernel’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with Kernel’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on ParentCo’s liquidity, the fact that ParentCo reports charges of this nature could contribute to negative market perceptions about ParentCo or its securities. In addition, charges of this nature may cause ParentCo to be unable to obtain future financing on favorable terms or at all.

The Sponsor and Kernel’s executive officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Shareholders vote.

Unlike many other blank check companies in which the founders, executive officers and directors agree to vote their founder shares in accordance with the majority of the votes cast by the Public Shareholders in connection with an initial business combination, the Sponsor and Kernel’s executive officers and directors have agreed (and their permitted transferees will agree), pursuant to the terms of the Kernel Support Agreement entered into with Kernel, to vote any shares of Kernel Ordinary Shares held by them in favor of the Business Combination. Kernel expects that the Sponsor and Kernel’s executive officers and directors (and their permitted transferees) will own at least approximately 49.7% of the issued and outstanding shares of Kernel Ordinary Shares at the time of any such stockholder vote. As a result, Kernel would none of the [●] Public Shares sold in the IPO need to be voted in favor of an initial business combination in order to have Kernel’s initial business combination approved, assuming all of the outstanding shares of Kernel Ordinary Shares vote.

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Kernel may not be able to consummate an initial business combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate.

The Sponsor and Kernel’s executive officers and directors have agreed that Kernel must complete its initial business combination by August 5, 2023, Kernel may not be able to consummate an initial business combination within such time period. However, Kernel’s ability to complete its initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein.

If Kernel is unable to consummate its initial business combination within the required time period, it will, as promptly as reasonably possible but not more than ten business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses), pro rata to the Public Shareholders by way of redemption and cease all operations except for the purposes of winding up of its affairs, as further described herein. This redemption of Public Shareholders from the Trust Account will be effected as required by function of the Existing Kernel Governing Documents and prior to any voluntary winding up.

The transactions may not be completed on the terms or timeline currently contemplated, or at all.

The consummation of the Business Combination is subject to the satisfaction (or, if applicable, valid waiver) of various conditions, including (a) approval of the Business Combination by Kernel stockholders, (b) the absence of any legal restraint (including legal actions or proceedings pursued by U.S. state authorities in the relevant states) preventing the consummation of the transactions, (c) the expiration or termination of any applicable waiting period under the HSR Act, (d) the clearance of this proxy statement/prospectus the SEC, (e) the delivery by each party to the other party of a certificate with respect to (i) the truth and accuracy of such party’s representations and warranties as of execution of the Business Combination Agreement and as of the closing of the Business Combination and (ii) the performance by such party of covenants contained in the Business Combination Agreement and (f) other customary closing conditions. See “Business Combination Agreement — Conditions to Closing the Business Combination.” There is no guarantee that these conditions will be satisfied (or, if applicable, validly waived) in a timely manner or at all, in which case closing of the transactions may be delayed or may not occur and the benefits expected to result from the transactions may not be achieved.

If the Business Combination is not completed for any reason, the price of Kernel Ordinary Shares may decline to the extent that the market price of such shares reflects or previously reflected positive market assumptions that the Business Combination would be completed and the related benefits would be realized. In addition, Kernel and AIRO have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory, printing and financial services fees related to the Business Combination and related transactions. Many of these expenses must be paid regardless of whether the Business Combination and related transactions are consummated. As a result of the conditions to closing of the Business Combination and related transactions, some of which are dependent upon the actions of third parties, the parties cannot provide any assurance that the Business Combination and related transactions will be consummated in a timely manner or at all.

The Sponsor or Kernel’s directors, executive officers or advisors or their respective affiliates may elect to purchase shares from Public Shareholders, which may influence the vote on the Business Combination and reduce the public “float” of Kernel Ordinary Shares.

The Sponsor or Kernel’s directors, executive officers or advisors or their respective affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Kernel’s shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or Kernel’s directors, executive officers or advisors or their respective affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, where it appears that such requirement would otherwise not be met. This may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Kernel Ordinary Shares and the number of beneficial holders of Kernel’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of Kernel’s securities on Nasdaq or another national securities exchange.

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The nominal purchase price paid by the Sponsor for the Founder Shares may significantly dilute the implied value of the Public Shares in the event Kernel completes the Business Combination. In addition, the value of the Sponsor’s Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares in the event Kernel completes the Business Combination, even if the Business Combination causes the trading price of ParentCo’s common stock to materially decline.

The Sponsor is currently the owner of 7,493,750 Kernel Class B Ordinary Shares and 8,750,000 Kernel Private Placement Warrants, each of which is exercisable to purchase one Kernel Class A Ordinary Share, which it purchased for $1,000,001 due to the Original Sponsor at the Closing of the Business Combination. The amount held in Kernel’s Trust Account was $[●] as of [●], implying a value of $[●] per Public Share.

The following table shows the Public Shareholders’ and Kernel’s initial stockholders’ (including the Sponsor’s) investment per share and how these compare to the implied value of one share of ParentCo common stock upon the completion of the Business Combination. The following table assumes that (i) Kernel’s valuation is $[●] (which is the amount held in Kernel’s Trust Account as of [●]), (ii) no additional interest is earned on the funds held in the Trust Account, (iii) no Public Shares are redeemed in connection with the Business Combination and (iv) all Founder Shares are held by the Sponsor and independent directors upon completion of the Business Combination, and does not take into account other potential impacts on Kernel’s valuation at the time of the Business Combination such as (a) the value of Kernel’s Public Warrants and Private Placement Warrants contained, (b) the trading price of Kernel’s common stock, (c) the Business Combination transaction costs (including payment of $[●] of deferred underwriting commissions), (d) any equity issued or cash paid to the AIRO equityholders, (e) any equity issued to other third party investors, or (f) AIRO’s business itself.

Public Shares held by Public Shareholders		[●]
Founder Shares held by the Sponsor and independent directors		[●]
Total shares of common stock		[●]
Total funds in trust at the Business Combination	$	[●]
Public Shareholders’ investment per Public Share (1)	$	[●]
The Sponsor’s investment per Founder Share (2)	$	[●]
Implied value per share of ParentCo common stock upon the Business Combination	$	[●]

Based on these assumptions, each share of ParentCo common stock would have an implied value of $[●] per share upon completion of the Business Combination, representing a [●]% decrease/increase from the initial implied value of $10.00 per Public Share. While the implied value of $[●] per share upon completion of the Business Combination would represent a dilution to Kernel’s Public Shareholders, this would represent a significant increase in value for the Sponsor relative to the price it paid for each Founder Share. At $[●] per share, the [●] shares of ParentCo common stock that the Sponsor and Kernel’s independent directors holding Founder Shares would own upon completion of the Business Combination would have an aggregate implied value of $[●]. As a result, even if the trading price of ParentCo common stock significantly declines, the value of the Founder Shares held by the Sponsor and independent directors will be significantly greater than the amount the Sponsor paid to purchase such shares. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the Private Placement Warrants, even if the trading price of ParentCo common stock after the Business Combination is as low as $[●] per share. As a result, the Sponsor and independent directors holding Founder Shares are likely to earn a substantial profit on their investment in Kernel upon disposition of shares of ParentCo common stock even if the trading price of ParentCo common stock declines after Kernel completes the Business Combination. The Sponsor and independent directors holding Founder Shares may therefore be economically incentivized to complete an initial business combination with a riskier, weaker-performing or less-established target business, or on terms less favorable to the Public Shareholders, rather than liquidating Kernel. This dilution would increase to the extent that Public Shareholders seek redemptions from the Trust Account for their Public Shares.

Public Shareholders who redeem their Kernel Ordinary Shares may continue to hold any Public Warrants they own, which results in additional dilution to non-redeeming holders upon exercise of the Public Warrants.

Public Shareholders who redeem their Kernel Ordinary Shares may continue to hold any Public Warrants they owned prior to redemption, which results in additional dilution to non-redeeming holders upon exercise of such Public Warrants. Assuming all redeeming Public Shareholders acquired Public Units in the IPO and continue to hold the Public Warrants that were included in the Public Units, [●] Public Warrants would be retained by redeeming Public Shareholders with a value of $[●], based on the market price of $[●] of the Public Warrants as of [●]. As a result, the redeeming Public Shareholders would recoup their entire investment and continue to hold Public Warrants with an aggregate market value of $[●], while non-redeeming Public Shareholders would suffer additional dilution in their percentage ownership and voting interest of ParentCo upon exercise of the Public Warrants held by redeeming Public Shareholders.

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Kernel’s Sponsor, executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering the Kernel Board’s recommendation that Kernel’s stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, Kernel’s stockholders should be aware that the Sponsor and certain of Kernel’s executive officers and directors (including Suren Ajjarapu who is Kernel’s chief executive officer and the Sponsor’s controlling shareholder) have interests in the Business Combination that may be different from, or in addition to, the interests of Kernel’s stockholders generally. These interests include:

●	unless Kernel consummates a business combination, Kernel’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

●	as a condition to the IPO, all of the Founders Shares are subject to a lock-up and would be released only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be subject to a lock up until the earlier of (A) one year after the completion of Kernel’s Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per unit (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which Kernel completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Kernel’s stockholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property;

●	the Private Placement Warrants purchased by the Sponsor will be worthless if a business combination is not consummated;

●	the Sponsor has agreed that the Private Placement Warrants and the underlying securities will not be sold or transferred by it until after Kernel has completed a business combination, subject to limited exceptions;

●	the Sponsor is currently the owner of 7,493,750 Kernel Class B Ordinary Shares and 8,750,000 Kernel Private Placement Warrants, each of which is exercisable to purchase one Kernel Class A Ordinary Share, which it purchased for $1,000,001 due to the Original Sponsor at the Closing of the Business Combination. If an initial business combination, such as the Business Combination, is not completed by February 5, 2023, with extensions possible until August 5, 2023, subject to the Sponsor depositing additional funds monthly into Kernel’s trust account, Kernel will be required to dissolve and liquidate. In such event, the Kernel Class B Ordinary Shares currently held by the Sponsor, which were acquired from the Original Sponsor will be worthless because the Sponsor has agreed to waive its rights to any liquidation distributions;

●	the fact that the Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed business combination;

●	the anticipated continuation of [●] of our existing directors, [●] and [●], as directors of ParentCo;

●	the continued indemnification of our existing directors and officers prior to the Business Combination and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

●	that pursuant to the IPO Registration Rights Agreement, the Kernel Restricted Stockholders are entitled to registration of the shares of ParentCo Common Stock into which the Founder Shares will automatically convert at the time of the consummation of the Business Combination;

●	the fact that our Sponsor is entitled to receive reimbursement of $10,000 per month under an administrative support agreement for office space, secretarial and administrative support provided to Kernel), for which, as of the date hereof, our Sponsor has already been paid $[●];

●	If Kernel does not complete a business combination by May 5, 2023 (or August 5, 2023, by electing to extend the date to consummate a business combination on a monthly basis for up to four additional times by an additional one month each time), the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distributions to Kernel’s Public Shareholders and the Private Placement Warrants will expire worthless; and

●	if the Trust Account is liquidated, including in the event Kernel is unable to complete a business combination within the required time period, the Sponsor has agreed to indemnify Kernel to ensure that the proceeds in the Trust Account are not reduced below $[●] per Public Share by the claims of prospective target businesses with which Kernel has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Kernel, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

These interests may have influenced Kernel’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus.

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There are risks to Kernel’s shareholders who are not affiliates of the Sponsor of becoming stockholders of ParentCo through the Business Combination rather than acquiring securities of AIRO directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of common stock in connection therewith, investors will not receive the benefit of any outside independent review of Kernel’s and AIRO’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, Kernel’s stockholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

In addition, the Sponsor and certain of Kernel’s executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Kernel’s stockholders generally. Such interests may have influenced Kernel’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See “— Kernel’s Sponsor, executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus,” “— The nominal purchase price paid by the Sponsor for the Founder Shares may significantly dilute the implied value of the Public Shares in the event Kernel completes an initial business combination. In addition, the value of the Sponsor’s Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares in the event Kernel completes an initial business combination, even if the business combination causes the trading price of ParentCo’s common stock to materially decline” and “— Certain of Kernel’s officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by Kernel and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.”

Certain of Kernel’s officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities similar to those intended to be conducted by Kernel and, accordingly, may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented.

Until Kernel consummates a business combination, it intends to engage in the business of identifying and combining with one or more businesses, subject to restrictions in the Business Combination Agreement. The Sponsor and Kernel’s officers and directors are, and may in the future become, affiliated with entities (such as operating companies or investment vehicles) that are engaged in a similar business, including other special purpose acquisition companies with a class of securities registered under the Exchange Act.

Kernel’s officers and directors also may become aware of business opportunities which may be appropriate for presentation to Kernel and the other entities to which they owe certain fiduciary or contractual duties. The Existing Kernel Governing Documents provide that Kernel renounce its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as Kernel’s director or officer and such opportunity is one Kernel is legally and contractually permitted to undertake and would otherwise be reasonable for Kernel to pursue, and to the extent the director or officer is permitted to refer that opportunity to Kernel without violating any legal obligation.

In the absence of the “corporate opportunity” waiver in the Existing Kernel Governing Documents, certain candidates would not be able to serve as an officer or director. Kernel believes it substantially benefits from having representatives who bring significant, relevant and valuable experience to Kernel’s management, and, as a result, the inclusion of the “corporate opportunity” waiver in in the Existing Kernel Governing Documents provides Kernel with greater flexibility to attract and retain the officers and directors that Kernel feels are the best candidates.

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However, the personal and financial interests of Kernel’s directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. The different timelines of competing business combinations could cause Kernel’s directors and officers to prioritize a different business combination over finding a suitable acquisition target for Kernel’s business combination. Consequently, Kernel’s directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in Kernel’s stockholders’ best interest, which could negatively impact the timing for a business combination.

Deferred underwriting fees in connection with the IPO and payable at the consummation of Kernel’s initial business combination will not be adjusted to account for redemptions by Kernel’s Public Shareholders; if Kernel’s Public Shareholders exercise their redemption rights, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase.

The underwriters in Kernel’s IPO are entitled to deferred underwriting commissions totaling $10,666,250 upon the consummation of Kernel’s initial business combination. Such amounts will not be adjusted to account for redemptions of Public Shares by Kernel’s Public Shareholders. Accordingly, the amount of effective total underwriting commissions as a percentage of the aggregate proceeds from the IPO will increase as the number of Public Shares redeemed increases.

Kernel stockholders who do not redeem their Kernel Ordinary Shares will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management.

Upon the issuance of Kernel Ordinary Shares in connection with the Business Combination, the percentage ownership of Public Shareholders who do not redeem their Kernel Ordinary Shares will be diluted. The percentage of ParentCo’s common stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination. To illustrate the potential ownership percentages of Public Shareholders under different redemption levels, based on the number of issued and outstanding Kernel Ordinary Shares and AIRO Capital Stock on [●], after giving effect to the Extension Redemption, and based on the ParentCo common stock expected to be issued in the Business Combination, non-redeeming Public Shareholders, as a group, will own:

●	if there are no redemptions of Public Shares, [●]% of ParentCo’s common stock expected to be outstanding immediately after the Business Combination; or

●	if there are maximum redemptions of 100% of the outstanding Public Shares, [●]% of ParentCo’s common stock expected to be outstanding immediately after the Business Combination.

Because of this, Public Shareholders, as a group, will have less influence on the board of directors, management and policies of ParentCo than they now have on the board of directors, management and policies of Kernel. See “Certain Agreements Related to the Business Combination — Stockholders Agreement.”

The ownership percentage with respect to ParentCo following the Business Combination does not take into account the following potential issuances of securities, which will result in further dilution to Public Shareholders who do not redeem their Public Shares:

●	the issuance of up to 15,237,500 shares upon exercise of the Public Warrants at a price of $11.50 per share;

●	the issuance of up to 8,750,000 shares upon exercise of the Private Placement Warrants held by the Sponsor following the Business Combination at a price of $11.50 per share;

●	the issuance of up to [●] shares under the 2023 Equity Incentive Plan; and

●	the issuance of up to [●] shares under the ESPP;

●	if the Sponsor, or Kernel’s officers, directors or their affiliates make any working capital loans prior to the closing of the Business Combination, they may convert up to $1,500,000 of those loans into 1,500,000 warrants at a price of $1.00 per warrant.

If all such shares were issued immediately after the Business Combination, based on the number of issued and outstanding Kernel Ordinary Shares and AIRO Capital Stock on [●], after giving effect to the Extension Redemption and based on the ParentCo Common Stock expected to be issued in the Business Combination, non-redeeming Public Shareholders, assuming no redemptions of Public Shares, as a group, would own [●]% of ParentCo’s common stock outstanding assuming all such shares were issued immediately after the Business Combination.

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Unlike many blank check companies, Kernel does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it easier for Kernel to consummate the Business Combination even if a substantial majority of Kernel’s stockholders do not agree.

Since Kernel has no specified percentage threshold for redemption contained in its amended and restated memorandum and articles of association, its structure is different in this respect from the structure used by many blank check companies. Historically, blank check companies would not be able to consummate an initial business combination if the holders of such company’s public shares voted against a proposed business combination and elected to convert or redeem more than a specified maximum percentage of the shares sold in such company’s initial public offering, which percentage threshold was typically between 19.99% and 39.99%. As a result, many blank check companies were unable to complete a business combination because the number of shares voted by their Public Shareholders electing conversion or redemption exceeded the maximum conversion or redemption threshold pursuant to which such company could proceed with its initial business combination. As a result, Kernel may be able to consummate the Business Combination even if a substantial majority of the Public Shareholders do not agree with the Business Combination and have redeemed their shares. However, in no event will Kernel redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon the consummation of the Business Combination. If enough Public Shareholders exercise their redemption rights such that Kernel cannot satisfy the net tangible asset requirement, Kernel would not proceed with the redemption of Public Shares and the Business Combination, and instead may search for an alternate business combination. However, because the minimum cash requirements provided in the Business Combination Agreement may be waived by AIRO, if Kernel did not proceed with the Business Combination in such situation, it may be in breach of its obligations under the Business Combination Agreement, which could have an adverse effect on its ability to consummate an alternate business combination.

Public Shareholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Shareholders may be forced to sell their securities, potentially at a loss.

Public Shareholders are entitled to receive funds from the Trust Account only (i) in the event of a redemption to Public Shareholders prior to any winding up in the event Kernel does not consummate its initial business combination or its liquidation, (ii) if they redeem their shares in connection with an initial business combination that Kernel consummates or, (iii) if they redeem their shares in connection with a stockholder vote to amend the Existing Kernel Governing Documents (A) to modify the substance or timing of Kernel’s obligation to redeem 100% of the Public Shares if Kernel does not complete its initial business combination within 12 months from the closing of the IPO subject to extensions in accordance with the Existing Kernel Governing Documents or (B) with respect to any other provision relating to Kernel’s pre-business combination activity and related stockholders’ rights. In no other circumstances will a stockholder have any right or interest of any kind to the funds in the Trust Account. Accordingly, to liquidate their investment, the Public Shareholders may be forced to sell their securities, potentially at a loss.

If third parties bring claims against Kernel, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share.

Kernel’s placing of funds in the Trust Account may not protect those funds from third-party claims against Kernel. Although Kernel has sought to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses or other entities with which it does business execute agreements with Kernel waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Kernel’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Kernel’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Kernel than any alternative.

Examples of possible instances where Kernel may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Kernel is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Kernel and will not seek recourse against the Trust Account for any reason. Upon redemption of Kernel’s Public Shares, if Kernel is unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, Kernel will be required to provide for payment of claims of creditors that were not waived that may be brought against Kernel within the 10 years following redemption. Accordingly, the per share redemption amount received by Public Shareholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

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The Sponsor has agreed that it will be liable to Kernel if and to the extent any claims by a third party (other than Kernel’s independent registered public accounting firm) for services rendered or products sold to Kernel, or a prospective target business with which Kernel has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay Kernel’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under Kernel’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Kernel believes that the Sponsor’s only assets are securities of Kernel and, therefore, the Sponsor may not be able to satisfy those obligations. Kernel has not asked the Sponsor to reserve for such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Kernel’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, Kernel may not be able to complete its initial business combination, and its stockholders would receive such lesser amount per share in connection with any redemption of their Public Shares. None of Kernel’s officers or directors will indemnify Kernel for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Kernel’s directors may decide not to enforce indemnification obligations against the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below $10.00 per Public Share and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Kernel’s independent directors would determine whether to take legal action against the Sponsor to enforce such indemnification obligations. It is possible that Kernel’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If Kernel’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Public Shareholders may be reduced below $10.00 per Public Share.

Kernel’s stockholders may be held liable for claims by third parties against Kernel to the extent of distributions received by them.

The Existing Kernel Governing Documents provide that Kernel will continue in existence only until 30 months from the closing of the IPO. As promptly as reasonably possible following the redemptions Kernel is required to make to the Public Shareholders in such event, subject to the approval of Kernel’s remaining stockholders and the Kernel Board, Kernel would dissolve and liquidate, subject to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Kernel cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, Kernel’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of Kernel’s stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, Kernel cannot assure you that third parties will not seek to recover from Kernel’s stockholders amounts owed to them by Kernel.

If Kernel is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Kernel which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Kernel’s stockholders. Furthermore, because Kernel intends to distribute the proceeds held in the Trust Account to the Public Shareholders promptly after expiration of the time Kernel has to complete an initial business combination, this may be viewed or interpreted as giving preference to the Public Shareholders over any potential creditors with respect to access to or distributions from Kernel’s assets. Furthermore, the Kernel Board may be viewed as having breached their fiduciary duties to Kernel’s creditors and/or may have acted in bad faith, and thereby exposing itself and Kernel to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Kernel cannot assure you that claims will not be brought against Kernel for these reasons.

Kernel may amend the terms of the Public Warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding Public Warrants.

The Public Warrants were issued in registered form under the Kernel Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Kernel. The Kernel Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least a majority of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, Kernel may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least a majority of the then outstanding Public Warrants approve of such amendment. Although Kernel’s ability to amend the terms of the Public Warrants with the consent of a majority of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, convert the Public Warrants into stock or cash, shorten the exercise period or decrease the number of warrant shares issuable upon exercise of a Public Warrant.

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ParentCo may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your Public Warrants worthless.

ParentCo will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Kernel Ordinary Shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date ParentCo gives notice of redemption. If and when the Public Warrants become redeemable by ParentCo, ParentCo may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants. None of the Private Placement Warrants will be redeemable by ParentCo so long as they are held by their initial purchasers or their permitted transferees.

If we do not file and maintain a current and effective proxy statement/prospectus relating to the common stock issuable upon exercise of the warrants, holders will only be able to exercise such warrants on a “cashless basis.”

If we do not file and maintain a current and effective prospectus relating to the ParentCo common stock issuable upon exercise of the warrants at the time that holders wish to exercise such warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of ParentCo common stock that holders will receive upon exercise of the warrants will be fewer than it would have been had such holder exercised its warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their warrants for cash if a current and effective proxy statement/prospectus relating to the ParentCo common stock issuable upon exercise of the warrants is available. Under the terms of certain warrant agreements, we have agreed to use its best efforts to meet these conditions and to file and maintain a current and effective proxy statement/prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that it will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in ParentCo may be reduced or the warrants may expire worthless.

Even if Kernel consummates the Business Combinations, there is no guarantee that the Public Warrants will ever be in the money, and they may expire worthless and the terms of warrants may be amended.

The exercise price for the Public Warrants is $11.50 per share of Common Stock. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the Public Warrants may expire worthless.

In addition, Kernel’s Public Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Kernel. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any other change. Accordingly, Kernel may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Although Kernel’s ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, shorten the exercise period or decrease the number of shares and their respective affiliates and associates have of Common Stock purchasable upon exercise of a Public Warrant.

The exercise price for our Public Warrants is higher than in many similar blank check company offerings in the past, and, accordingly, the Public Warrants are more likely to expire worthless.

The exercise price of our Public Warrants is higher than is typical with many similar blank check companies in the past. Historically, with regard to units offered by blank check companies, the exercise price of a public warrant was generally a fraction of the purchase price of the units in the initial public offering. The exercise price for our Public Warrants is $11.50 per share, subject to adjustment as provided therein. As a result, the Public Warrants are less likely to ever be in the money and more likely to expire worthless.

Public Warrants will become exercisable for the ParentCo common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

Our Public Warrants are exercisable for 15,237,500 shares of common stock as part of our IPO at $11.50 per share. The additional shares of our common stock issued upon exercise of our Public Warrants will result in dilution to the then existing holders of our common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our common stock.

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We have not registered the shares of ParentCo common stock issuable upon exercise of the Public Warrants under the Securities Act or any state securities laws at this time, and such registration may not be in place when an investor desires to exercise Public Warrants, thus precluding such investor from being able to exercise its Public Warrants except on a cashless basis and potentially causing such Public Warrants to expire worthless.

We have not registered the shares of common stock issuable upon exercise of the Public Warrants under the Securities Act or any state securities laws at this time. However, under the terms of the warrant agreement, we have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration under the Securities Act of the shares of common stock issuable upon exercise of the warrants and thereafter will use our best efforts to cause the same to become effective within 60 business days following our initial business combination and to maintain a current proxy statement/prospectus relating to the common stock issuable upon exercise of the Public Warrants, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. We cannot assure you that we will be able to do so if, for example, any facts or events arise which represent a fundamental change in the information set forth in the registration statement or proxy statement, the financial statements contained or incorporated by reference therein are not current or correct or the SEC issues a stop order. If the shares issuable upon exercise of the Public Warrants are not registered under the Securities Act, we will be required to permit holders to exercise their Public Warrants on a cashless basis. However, no Public Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. Notwithstanding the above, if our common stock is at the time of any exercise of a Public Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In no event will we be required to net cash settle any Public Warrant, or issue securities or other compensation in exchange for the Public Warrants in the event that we are unable to register or qualify the shares underlying the Public Warrants under applicable state securities laws and there is no exemption available. If the issuance of the shares upon exercise of the Public Warrants is not so registered or qualified or exempt from registration or qualification, the holder of such Public Warrant shall not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In such event, holders who acquired their Public Warrants as part of a purchase of public units will have paid the full unit purchase price solely for the shares of common stock included in the public units. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in the IPO. However, there may be instances in which holders of our Public Warrants may be unable to exercise such Public Warrants but holders of our Private Placement Warrants may be able to exercise such Private Placement Warrants.

Kernel will require Public Shareholders who wish to redeem their Kernel Ordinary Shares in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Kernel will require the Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to Kernel’s transfer agent prior to the expiration date set forth in the tender offer documents mailed to such holders, or in the event Kernel distributes proxy materials, up to two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the transfer agent electronically using DTC’s DWAC System, at the holder’s option. To obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and Kernel’s transfer agent will need to act to facilitate this request. It is Kernel’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because Kernel does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. While Kernel has been advised that it takes a short time to deliver shares through the DWAC System, this may not be the case. Under Kernel’s memorandum and articles of association, it is required to provide at least two days’ advance notice of any stockholder meeting, which would be the minimum amount of time a stockholder would have to determine whether to exercise redemption rights. Accordingly, if it takes longer than Kernel anticipates for stockholders to deliver their shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares. In the event that a stockholder fails to comply with the various procedures that must be complied with to validly tender or redeem Public Shares, its shares may not be redeemed.

Additionally, despite Kernel’s compliance with the proxy rules, stockholders may not become aware of the opportunity to redeem their shares.

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There is some uncertainty regarding the U.S. federal income tax consequences to holders of Kernel Ordinary Shares who elect to exercise their redemption rights.

There is some uncertainty regarding the U.S. federal income tax consequences to holders of Kernel Ordinary Shares who exercise their redemption rights. The uncertainty of tax consequences relates primarily to the individual circumstances of the taxpayer and include (i) whether the redemption results in a distribution or a sale taxable as capital gain, and (ii) whether such capital gain, if applicable, is “long-term” or “short-term.” Whether the redemption qualifies for sale treatment will depend largely on whether the holder owns (or is deemed to own) any shares of Kernel Ordinary Shares following the redemption, and if so, the total number of shares of Kernel Ordinary Shares held by the holder both before and after the redemption relative to all shares of Kernel Ordinary Shares outstanding both before and after the redemption. The redemption generally will be treated as a sale, rather than a distribution, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in Kernel or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal and subjective nature of certain of such tests and the absence of clear guidance from the Internal Revenue Service (the “IRS”), there is uncertainty as to whether a holder who elects to exercise its redemption rights will be taxed on any gain from the redemption as ordinary income or capital gain. See the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal – Certain Material U.S. Federal Income Tax Considerations of the Redemption.”

Kernel or ParentCo may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger or business combination agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Kernel’s or AIRO’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, which may adversely affect Kernel’s or AIRO’s or, if the Business Combination is completed but delayed, ParentCo’s business, financial position and results of operations. Neither Kernel nor AIRO can predict whether any such lawsuits will be filed.

ParentCo may be subject to securities litigation, which is expensive and could divert management attention.

Following the Business Combination, ParentCo’s share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. ParentCo may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on ParentCo’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject ParentCo to significant liabilities.

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EXTRAORDINARY GENERAL MEETING OF KERNEL STOCKHOLDERS

General

Kernel is furnishing this proxy statement/prospectus to its stockholders as part of the solicitation of proxies by the Kernel Board for use at the Extraordinary General Meeting to be held on [●], 2023 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Kernel’s stockholders with information they need to know to be able to vote or direct their vote to be cast at the Extraordinary General Meeting.

Date, Time and Place

The Extraordinary General Meeting will be held on [●], 2023, at [●] Eastern Time, at [address]. You also can attend the Extraordinary General Meeting online, and vote and submit your questions during the Extraordinary General Meeting via a live webcast available at [https://●].

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting, Kernel is asking holders of its Class A Ordinary Shares and Class B Ordinary Shares:

●	To consider and vote upon the Business Combination Proposal;

●	To consider and vote upon the Domestication Proposal;

●	To consider and vote upon the Kernel Charter Amendment Proposal;

●	To consider and vote upon the ParentCo Charter Amendment Proposal;

●	To consider and vote upon the Nasdaq Proposal;

●	To consider and vote upon the Incentive Plan Proposal;

●	To consider and vote upon the Employee Stock Purchase Plan Proposal;

●	To consider and vote upon the Election of Directors Proposal; and

●	To consider and vote upon the Adjournment Proposal, if presented at the Extraordinary General Meeting.

Recommendation of the Kernel Board

The Kernel Board has unanimously determined that each of the Proposals is fair to and in the best interests of Kernel and its stockholders, and has unanimously approved such Proposals. The Kernel Board unanimously recommends that stockholders:

●	vote “FOR” the Business Combination Proposal;

●	vote “FOR” the Domestication Proposal;

●	vote “FOR” the Kernel Charter Amendment Proposal;

●	vote “FOR” the ParentCo Charter Amendment Proposal;

●	vote “FOR” the Nasdaq Proposal;

●	vote “FOR” the Incentive Plan Proposal;

●	vote “FOR” the Employee Stock Purchase Plan Proposal;

●	vote “FOR” the Election of Directors Proposal; and

●	vote “FOR” the Adjournment Proposal, if presented at the Extraordinary General Meeting.

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When you consider the recommendation of the Kernel Board in favor of approval of the Proposals, you should keep in mind that the Sponsor (including certain equityholders of the Sponsor), and certain of Kernel’s directors and executive officers (including Suren Ajjarapu who is Kernel’s chief executive officer and the Sponsor’s controlling equityholder) may have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. These interests include, among other things:

●	unless Kernel consummates a business combination, Kernel’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

●	as a condition to the IPO, all of the Founders Shares are subject to a lock-up and will be released only if specified conditions are met. In particular, subject to certain limited exceptions, all Founders Shares are subject to a lock up until the earlier of (A) one year after the completion of Kernel’s Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per unit (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which Kernel completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Kernel’s stockholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property;

●	the Private Placement Warrants purchased by the Sponsor will be worthless if a business combination is not consummated;

●	the Sponsor has agreed that its Private Placement Warrants and the underlying securities will not be sold or transferred by it until after Kernel has completed a business combination, subject to limited exceptions;

●	the Sponsor is currently the owner of 7,493,750 Kernel Class B Ordinary Shares and 8,750,000 Kernel Private Placement Warrants, each of which is exercisable to purchase one Kernel Class A Ordinary Share, which it purchased from the Original Sponsor on December 28, 2022. If an initial business combination, such as the Business Combination, is not completed by August 5, 2023, subject to the Sponsor depositing additional funds monthly into Kernel’s trust account, Kernel will be required to dissolve and liquidate. In such event, the Kernel Class B Ordinary Shares currently held by the Sponsor, which were acquired from the Original Sponsor, will be worthless because the Sponsor has agreed to waive its rights to any liquidation distributions;

●	the fact that the Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed business combination;

●	the anticipated continuation of [●] of our existing directors, [●] and [●], as directors of ParentCo;

●	the continued indemnification of our existing directors and officers prior to the Business Combination and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

●	that pursuant to the IPO Registration Rights Agreement, the Kernel Restricted Stockholders are entitled to registration of the shares of ParentCo Common Stock into which the Founder Shares will automatically convert at the time of the consummation of the Business Combination;

●	the fact that our Sponsor is entitled to receive reimbursement of $10,000 per month under an administrative support agreement for office space and secretarial and administrative support provided to Kernel), for which, as of the date hereof, our Sponsor has not been paid;

●	if Kernel does not complete a business combination by August 5, 2023, contingent on Sponsor’s electing to extend the date to consummate a business combination on a monthly basis up to six times by an additional one month , the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distributions to Kernel’s Public Shareholders and the Private Placement Warrants will expire worthless; and

●	if the Trust Account is liquidated, including in the event Kernel is unable to complete a business combination within the required time period, the Sponsor has agreed to indemnify Kernel to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share by the claims of prospective target businesses with which Kernel has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Kernel, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

For more information, see the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination.”

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Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if you owned shares of Kernel Ordinary Shares at the close of business on [●], 2023 which is the Record Date. You are entitled to one vote for each share of Kernel Ordinary Shares that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [●] shares of Kernel Ordinary Shares outstanding, of which [●] are Public Shares and [●] are Founder Shares held by the Sponsor.

Vote of the Sponsor, Directors and Officers

In connection with the IPO, Kernel entered into agreements with each of its Original Sponsor, directors and officers pursuant to which each agreed to vote any Ordinary Shares owned by it in favor of the Business Combination and for all other Proposals presented at the Extraordinary General Meeting. These agreements apply to the Sponsor as they relate to the Founders Shares and any shares underlying the Private Placement Warrants.

Kernel’s Sponsor, directors and officers have waived any redemption rights, including with respect to Class A Ordinary Shares issued or purchased in the IPO or in the aftermarket, in connection with Business Combination. The Founder Shares have no redemption rights upon Kernel’s liquidation and will be worthless if no business combination is effected by Kernel by August 5, 2023, subject to Sponsor’s electing to extend the date to consummate a business combination on a monthly basis for up to six times by an additional one month each time.

Quorum and Required Vote for Proposals

A quorum of Kernel stockholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if a majority of the Ordinary Shares outstanding and entitled to vote at the Extraordinary General Meeting is represented in person or by proxy at the Extraordinary General Meeting.

The approvals of the Business Combination Proposal, Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal are required to be passed by a simple majority of the stockholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Extraordinary General Meeting. The approvals of the Domestication Proposal, the Kernel Charter Amendment Proposal and the ParentCo Charter Amendment Proposal are required to be passed by at least a two-thirds (2/3) majority of the stockholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Extraordinary General Meeting. In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each stockholder is entitled by the Existing Kernel Governing Documents.

Under the Existing Kernel Governing Documents, the election of directors under the Election of Directors Proposal requires passage by a simple majority of the holders of the Class B Ordinary Shares that, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Extraordinary General Meeting. Prior to the closing of a business combination, holders of Class A Ordinary Shares have no right to vote on the appointment or removal of any director.

If the Business Combination Proposal is not approved, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal will not be presented to the Kernel stockholders for a vote. The approval of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal, and the Election of Directors Proposal are preconditions to the consummation of the Business Combination. The Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are conditioned on the approval of the Business Combination Proposal.

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It is important for you to note that in the event the Proposals do not each receive the requisite vote for approval, then Kernel will not consummate the Business Combination. If Kernel does not consummate the Business Combination and fails to complete an initial business combination by August 5, 2023, Kernel will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the Public Shareholders.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the the Business Combination, the Domestication Proposal, the Kernel Charter Amendment Proposal and the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal. Broker non-votes will not be counted as present for the purposes of establishing a quorum and will have no effect on any of the Proposals.

Voting Your Shares

Each Kernel Ordinary Shares that you own in your name entitles you to one vote. If you are a record owner of your shares, there are two ways to vote your Ordinary Shares at the Extraordinary General Meeting:

●	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Kernel Board “FOR” the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be Counted.

●	You can vote in person at the Extraordinary General Meeting.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way Kernel can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

●	you may send another proxy card with a later date; or

●	you may notify Kernel’s secretary in writing before the Extraordinary General Meeting that you have revoked your proxy.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Kernel Ordinary Shares, you may call Alliance Advisors, LLC, Kernel’s proxy solicitor, at 877-777-6017.

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No Additional Matters May Be Presented at the Extraordinary General Meeting

The Extraordinary General Meeting has been called only to consider the approval of the Proposals. Under the Existing Kernel Governing Documents, other than procedural matters incident to the conduct of the Extraordinary General Meeting, no other matters may be considered at the Extraordinary General Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Extraordinary General Meeting.

Redemption Rights

Pursuant to the Existing Kernel Governing Documents, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less franchise and income taxes payable, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the IPO (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to it to pay Kernel’s franchise and income taxes). For illustrative purposes, based on approximately $77.6 million of funds in the Trust Account and 7,626,878 shares subject to possible redemption, in each case, following the Extension Redemption, this would have amounted to approximately $10.17 per issued and outstanding public share.

In order to exercise your redemption rights, you must:

●	affirmatively vote either for or against the Business Combination Proposal;

●	check the box on the enclosed proxy card to elect redemption;

●	check the box on the enclosed proxy card marked “Stockholder Certification” if you are not acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Common Stock;

●	prior to [●] Eastern time on [●], 2023 (two (2) business days before the Extraordinary General Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your Public Shares for cash to Continental Stock Transfer & Trust Company, Kernel’s Transfer Agent, at the following address:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30 Floor

New York, New York 10004

Attn: Mark Zimkind

E-mail: mzimkind@continentalstock.com

and

●	deliver your Public Shares either physically or electronically through DTC to Kernel’s Transfer Agent at least two (2) business days before the Extraordinary General Meeting. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Kernel’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Kernel does not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the Transfer Agent) and thereafter, with Kernel’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to Kernel’s Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that Kernel’s Transfer Agent return the shares (physically or electronically). You may make such request by contacting Kernel’s Transfer Agent at the phone number or address listed above.

Prior to exercising redemption rights, stockholders should verify the market price of Kernel Ordinary Shares as they may receive higher proceeds from the sale of their Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your Kernel Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Kernel Ordinary Shares when you wish to sell your shares.

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If you exercise your redemption rights, your shares of Kernel Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of AIRO, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not approved and Kernel does not consummate an initial business combination by August 5, 2023, Kernel will be required to dissolve and liquidate its Trust Account by returning the then remaining funds in such account to the Public Shareholders and the Public Warrants and Private Placement Warrants will expire worthless.

Appraisal Rights

Kernel shareholders do not have appraisal rights in connection with the Business Combination Proposal or the other Proposals.

Proxy Solicitation

Kernel is soliciting proxies on behalf of the Kernel Board. This solicitation is being made by mail but also may be made by telephone or in person. Kernel and its directors, officers and employees may also solicit proxies in person.

Kernel has hired Alliance Advisors, LLC to assist in the proxy solicitation process. Kernel will pay Alliance Advisors, LLC its customary fee plus disbursements.

Kernel will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Kernel will reimburse them for their reasonable expenses.

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SHAREHOLDER PROPOSAL NO. 1: THE BUSINESS COMBINATION PROPOSAL

General

Holders of Kernel Ordinary Shares are being asked to approve and adopt the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Kernel stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement. The Business Combination Agreement is attached as Annex A to this proxy statement/prospectus. Please see the sections entitled “Shareholder Proposal No. 1: The Business Combination Proposal — The Business Combination Agreement” and “Shareholder Proposal No. 1: The Business Combination Proposal — General Description of the Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to carefully read the Business Combination Agreement in its entirety before voting on this proposal.

Because Kernel is holding a stockholder vote on the Business Combination, Kernel may consummate the Business Combination only if it is approved by a majority of the shares present or represented by proxy and entitled to vote at a meeting as of the Record Date for the Extraordinary General Meeting.

The Business Combination Agreement

The subsections that follow this subsection describe the material provisions of the Business Combination Agreement, but do not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A, which is incorporated herein by reference. Stockholders and other interested parties are urged to read the Business Combination Agreement in its entirety carefully, as amended (and, if appropriate, with the advice of financial and legal counsel), because it is the primary legal document that governs the Business Combination. The Business Combination Agreement and all descriptions thereof are being furnished to provide information regarding the terms of the Business Combination and are not intended to provide any factual information regarding the parties to the Business Combination or their respective businesses or affairs.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, which may be updated prior to the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Accordingly, you should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the respective parties. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

General Description of the Business Combination Agreement

On March 3, 2023, Kernel entered into the Business Combination Agreement by and among Kernel, ParentCo, Kernel Merger Sub, , AIRO Merger Sub, Sponsor, Seller Representative, and AIRO, pursuant to which, among other things, Kernel will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”).

In connection with the Domestication, each issued and outstanding Kernel Class A Ordinary Share, each issued and outstanding Kernel Class B Ordinary Share, each issued and outstanding Kernel Private Placement Warrant, each issued and outstanding Kernel Public Warrant, and each issued and outstanding Kernel Unit shall convert automatically, on a one-for-one basis, into one share of Kernel Class A Common Stock, one share of Kernel Class B Common Stock, one Kernel Private Warrant, one Kernel Public Warrant and one Kernel Public Unit, respectively, and (ii) immediately following the domestication, (a) each share of Kernel Class B Common Stock shall convert automatically, on a one-for-one basis, into one share of Kernel Class A Common Stock, (b) the Kernel Class A Common Stock will be reclassified as Kernel Common Stock, and (c) each Kernel Public Unit will be separated into one share of Kernel Common Stock and one Kernel Public Warrant.

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Following the Domestication, the parties will effect the merger of Kernel Merger Sub with and into Kernel, with Kernel continuing as the surviving entity as a wholly owned subsidiary of ParentCo (the “First Merger”). Immediately following the First Merger, AIRO Merger Sub will merge with and into AIRO, with AIRO continuing as the surviving entity as a wholly owned subsidiary of ParentCo (the “Second Merger” and the other transactions contemplated by the Business Combination Agreement, together, the “Transaction”).

Merger Consideration

As consideration for the Second Merger, the AIRO Stockholders collectively shall be entitled to receive from ParentCo, in the aggregate, a number of shares of ParentCo common stock with an aggregate value equal to (a) $770,000,000 minus (b) the amount, if any, by which the net working capital is less than negative $5,500,000 by more than $500,000, plus (c) the amount, if any, by which the net working capital is greater than negative $5,500,000 by more than $500,000 (but not less than zero), minus (d) the amount, if any, by which the closing net debt exceeds the target net debt of $75,000,000 by more than $500,000 (but not less than zero), plus (e) the amount, if any, by which the target net debt of $75,000,000 is less than closing net debt, minus (f) the amount, if any, by which the company transaction expenses exceed the target company transaction expenses of $14,000,000 (such resulting amount, the “AIRO Merger Consideration”).

In addition, AIRO Stockholders shall also be entitled to receive from ParentCo, additional shares of ParentCo common stock with an aggregate value of up to $330,000,000 in the event that for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”), the following targets are achieved:

(a) if ParentCo’s revenue is greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000;

(b) if ParentCo’s revenue is greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000;

(c) if ParentCo’s revenue is greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000;

(d) if ParentCo’s EBITDA for any Earnout Period is greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000;

(e) if ParentCo’s EBITDA for any Earnout Period is greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000; and

(f) if ParentCo’s EBITDA for any Earnout Period is greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the AIRO Stockholders such stockholder’s pro rata share of Earnout Shares with an aggregate value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties by each of Kernel, ParentCo, Kernel Merger Sub, AIRO Merger Sub, and AIRO. Certain of the representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing and consummate the transactions contemplated by the Business Combination Agreement. The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), including, among other things, those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision by AIRO to Kernel of unaudited financial statements on a monthly, quarterly and annual basis and audited financial statements as of December 31, 2022 within 60 days of the Business Combination Agreement’s signing (“AIRO’s 2022 Audited Financials”); (iv) Kernel’s public filings; (v) use of Kernel’s Unencumbered Cash; (vi) no insider trading; (vii) notifications of certain breaches, consent requirements or other matters; (viii) the preparation and filing of the Registration Statement as described in more detail below, (ix) public announcements; and (x) confidentiality. Each party also agreed during the Interim Period not to solicit or enter into any inquiry, proposal or offer, or any indication of interest in making an offer or proposal for an alternative competing transactions, to notify the others as promptly as practicable in writing of the receipt of any inquiries, proposals or offers, requests for information or requests relating to an alternative competing transaction or any requests for non-public information relating to such transaction, and to keep the other party informed of the status of any such inquiries, proposals, offers or requests for information. The Business Combination Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) tax matters; and (c) indemnification of directors and officers and the purchase of tail directors’ and officers’ liability insurance.

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In addition, AIRO agreed to obtain its required shareholder approvals in the manner required under its governing documents and applicable law for the execution, delivery and performance of the Business Combination Agreement and each of the ancillary documents to the Business Combination Agreement to which AIRO is or is required to be a party or bound, and the consummation of the transactions contemplated thereby, including the merger.

In the Business Combination Agreement the parties made customary covenants regarding the registration statement on Form S-4 to be filed by ParentCo with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).

Kernel will distribute a proxy statement to seek the consent of Kernel’s stockholders to, among other things, (i) adopt and approve the Business Combination Agreement and the Transaction; (ii) approve, to the extent necessary, the issuance of any shares in connection with any PIPE/Convertible Note Investment; (iii) approve the certificate of incorporation of Kernel in connection with the Merger; (iv) the appointment of the members of ParentCo’s post-Closing board of directors (the “Post-Closing Board”); and (v) such other matters as Kernel and AIRO shall hereafter mutually determine to be necessary or appropriate in order to effect the Transaction and (vi) the adjournment of the Extraordinary General Meeting, if necessary or desirable in the reasonable determination of Kernel.

The parties agreed that the Post-Closing Board will consist of nine directors, comprised of (i) two directors designated prior to the Closing by Kernel, at least one of whom will be required to qualify as an independent director under Nasdaq rules, and (ii) seven designated by AIRO, at least four of whom will be required to qualify as an independent director under Nasdaq rules.

The parties further agreed to take all action necessary so that the individuals serving as the chief executive officer and chief financial officer, respectively, of ParentCo immediately after the Closing will be the same individuals (in the same office) as that of AIRO immediately prior to the Closing.

Conditions to Consummation of the Merger

The Business Combination Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Kernel and AIRO of the Transaction and the other matters requiring shareholder approval; (ii) approvals of any required governmental authorities and completion of any antitrust expiration periods; (iii) receipt of specified third party consents; (iv) no law or order preventing the Transaction; (v) the Registration Statement having been declared effective by the SEC; (vi) no material uncured breach by the other party; (vii) no occurrence of a Material Adverse Effect with respect to the other party; (viii) the satisfaction of the $5,000,001 minimum net tangible asset test by Kernel; (ix) approval from Nasdaq for the listing of the shares of ParentCo’s common to be issued in connection with the Transaction; and (x) reconstitution of the Post-Closing Board as contemplated under the Business Combination Agreement.

In addition, unless waived by AIRO, the obligations of AIRO to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Kernel of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of Kernel, ParentCo, Kernel Merger Sub, and AIRO Merger Sub being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) Kernel, ParentCo, Kernel Merger Sub, and AIRO Merger Sub having performed in all material respects their respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with by them on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Kernel since the date of the Business Combination Agreement which is continuing and uncured; (iv) the replacement of the Replacement Warrants and Replacement Options; (v) at the Closing, Kernel having $50,000,000 in Unencumbered Cash, including funds remaining in the trust account (after giving effect to the completion and payment of any redemptions and any Transaction Expenses) and the proceeds of the PIPE/Convertible Note Investment, fifty percent (50%) of any net cash proceeds of any capital investment raise and/or convertible debt raise conducted by AIRO during the period beginning on the date of the Business Combination Agreement and ending on the Closing Date, and any net cash proceeds of any executed agreements regarding a capital investment raise and/or convertible debt raise conducted by Kernel or ParentCo in which such cash proceeds are required to be paid to ParentCo during the thirty (30) day period beginning on the Closing Date.

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Finally, unless waived by Kernel, the obligations of Kernel, ParentCo, Kernel Merger Sub, and AIRO Merger Sub to consummate the Transaction are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by AIRO of the Related Agreements (as defined and described in greater detail below), customary certificates and other Closing deliverables: (i) the representations and warranties of AIRO being true and correct as of the date of the Business Combination Agreement and as of the Closing (subject to customary exceptions, including materiality qualifiers); (ii) AIRO having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior to the date of the Closing; (iii) absence of any Material Adverse Effect with respect to AIRO and its subsidiaries on a consolidated basis since the date of the Business Combination Agreement which is continuing and uncured; (iv) delivery of AIRO’s 2022 Audited Financials within 60 days of the Business Combination Agreement’s signing; (v) the completion of Kernel’s legal due diligence of AIRO and its subsidiaries to Kernel’s reasonable satisfaction; (vi) the delivery of the Replacement Warrants and Replacement Options; and (vii) the aggregate amount of all Indebtedness of the Target Companies due earlier than 180 days after the Closing (net of Company cash at Closing) is less than Fifty Million U.S. Dollars ($50,000,000).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Kernel and AIRO; (ii) by either Kernel and AIRO if any of the conditions to Closing have not been satisfied or waived by August 2, 2023 (the “Outside Date”), provided that any breach or violation of any representation, warranty or covenant of the party seeking termination is not the cause of the failure of the Closing to occur by the Outside Date; (iii) by either Kernel or AIRO if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction, and such order or other action has become final and non-appealable; (iv) by either Kernel or AIRO in the event of the other party’s uncured breach, if such breach would result in the failure of a closing condition (and so long as the terminating party is not also in breach under the Business Combination Agreement); (v) by Kernel if there has been a Material Adverse Effect on AIRO and its subsidiaries on a consolidated basis following the date of the Business Combination Agreement that is uncured and continuing; and (vi) by either Kernel or AIRO if Kernel and AIRO holds a special meeting of its shareholders to approve the Business Combination Agreement and the Transaction, and the required approvals related to the Business Combination Agreement and the Transaction of either Kernel’s stockholders or AIRO’s shareholders is not obtained.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud. The Business Combination Agreement does not provide for any termination fees.

Trust Account Waiver

AIRO agrees that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Kernel’s Trust Account held for its public shareholders, and agrees not to, and waives any right to, make any claim against the Trust Account (including any distributions therefrom).

Post-Business Combination Ownership of ParentCo

The ownership of ParentCo immediately following the Business Combination will be as follows:

● Scenario 1 Assuming No Redemptions: This presentation assumes that (i) no Kernel public stockholders exercise redemption rights with respect to their Public Shares of 7,626,878 which were outstanding as of the date of this filing and (ii) there are no purchases of shares under the Meteora Backstop Agreement. Redemptions are based on a total of 30,475,000 redeemable Public Shares pursuant to the Kernel Charter less the 22,848,122 shares redeemed in February 2023.

● Scenario 2 Assuming Maximum Redemptions with Backstop: This presentation assumes that (i) 100% of Kernel public stockholders holding 7,626,878 Public Shares will exercise their redemption rights, and (ii) the maximum number of shares up to the ownership cap of 9.9% or 7,700,000 shares will be purchased under the Meteora Backstop Agreement.

● Scenario 3 Assuming Maximum Redemptions without Backstop: This presentation assumes that (i) 100% of Kernel public stockholders holding 7,626,878 Public Shares will exercise their redemption rights, and (ii) no shares will be purchased under the Meteora Backstop Agreement.

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The table below shows the issued and outstanding shares under each of the Scenarios set forth above following the closing of the Business Combination:

	Share Ownership in ParentCo (3)
Issued and Outstanding Share Basis	No Redemption	% Owned	Maximum Redemption with Backstop	% Owned	Maximum Redemption without Backstop	% Owned
Kernel Public Shares	7,626,878	8.1%	-	-%	-	-%
Kernel Founder Shares	7,618,750	8.1%	7,618,750	8.1%	7,618,750	8.8%
AIRO shareholders (1)	77,000,000	81.9%	77,000,000	81.9%	77,000,000	89.1%
Meteora Backstop Agreement	-	-%	7,626,878	8.1%	-	-%
Extension Shares (2)	1,800,000	1.9%	1,800,000	1.9%	1,800,000	2.1%
	94,045,628	100.0%	94,045,628	100.0%	86,418,750	100.0%

(1)	Does not reflect closing adjustments to the merger consideration required by the terms of the Business Combination Agreement, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $14,000,000, that are not expected to be significant. Assumes exercise of the AIRO Warrants and AIRO options assumed by ParentCo in the Business Combination.

(2)	Assumes the issuance of Class A common stock under the terms of the Extension Agreement. The agreement calls for an issuance of up to 1,800,000 shares to Sponsor for the payment of extension payments.

(3)	Excludes (a) an estimated 15,237,500 shares underlying the Public Warrants held by the Kernel Public Stockholders, (b) 8,750,000 shares underlying the Private Placement Warrants held by Sponsor, and (c) [●] shares underlying the AIRO Warrants.

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In addition, upon consummation of the Business Combination, there will be outstanding an aggregate of 15,237,500 Public Warrants held by the Kernel Public Stockholders and 8,750,000 Private Placement Warrants held by Sponsor. Each of Kernel’s outstanding whole warrants is exercisable commencing 30 days following Closing for one share of ParentCo Common Stock. Therefore, as of the date of this proxy statement/prospectus, if we assume each outstanding whole warrant is exercised and one share of ParentCo common stock is issued as a result of such exercise, with payment to ParentCo of the exercise price of $11.50 per whole warrant for one whole share, ParentCo’s fully-diluted share capital would increase by a total of 23,987,500 shares, with approximately $275,856,250 paid to ParentCo to exercise the warrants, assuming cash exercise.

The numbers of shares and percentage interests set forth in the above table under the three redemption scenarios also do not take into account (i) shares issuable pursuant to the 2023 Stock Option and Incentive Plan proposed in Shareholder Proposal No. 6: The Incentive Plan Proposal, (ii) shares issuable pursuant to the Employee Stock Purchase Plan proposed in Shareholder Proposal No. 7: The Employee Stock Purchase Plan Proposal, and (iii) potential future exercise of the AIRO Warrants for up to [●] shares of ParentCo common stock. The exercise, issuance or vesting of any of these shares could have a dilutive effect on those Kernel stockholders who do not elect to redeem their shares.

If the actual facts are different than the assumptions set forth above, the share numbers set forth above will be different. For more information, please see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Related Agreements

The reference to and description of any of the following agreements are qualified in their entirety by reference to the full text of such agreement filed with this proxy statement/prospectus or incorporated by reference herein.

Lock-Up Agreement

[To Come].

Non-Competition Agreement

[To Come].

Registration Rights Agreement

[To Come].

Forward Purchase Agreement

In connection with the Business Combination Agreement, Kernel, AIRO and (i) Meteora Special Opportunity Fund I, LP (“MSOF”), (ii) Meteora Capital Partners, LP (“MCP”) and (iii) Meteora Select Trading Opportunities Master, LP (“MSTO”) (with MCP, MSOF, and MSTO collectively as “Meteora”) entered into a Forward Purchase Agreement (the “Meteora Backstop Agreement”).

Pursuant to the Meteora Backstop Agreement, Meteora has agreed to purchase up to 7,700,000 (but not more than 9.9% of the Shares outstanding on a post-Transaction basis) Kernel Class A Ordinary Shares (including shares of ParentCo common stock following the closing of the Business Combination Agreement, as applicable) (collectively, the “Shares”) in the open market, including from other Kernel stockholders that elect to redeem and subsequently revoke their prior elections to redeem their Shares, following the expiration of Kernel’s offer to redeem public Shares in connection with the shareholder vote to approve Kernel’s initial business combination (the “Redemption Offer”). At maturity, ParentCo has agreed to purchase those Shares from Meteora on a forward basis in a per Share price equal to the redemption price paid to public shareholders in the Redemption Offer (the “Redemption Price”).

The Meteora Backstop Agreement provides that no later than the earlier of (a) one business day after the closing of the Transaction and (b) the date any assets from Kernel’s trust account are disbursed in connection with the Transaction, Kernel will pay directly out of the funds held in the trust account, an amount (the “Prepayment Amount”) equal to the product of (x)(i) the Redemption Price and (ii) the number of Shares specified in Meteora’s notice to be delivered in connection with the closing of the Transaction (“Pricing Date Notice”) less (y) an amount equal to 1.0% of the product of (a) the number of Shares in the Pricing Date Notice and (b) the Redemption Price, which will be retained in the trust account.

Meteora may, at its discretion and at any time following the closing of the Transaction, provide an Optional Early Termination notice (“OET Notice”) and pay ParentCo the product of the Reset Price and the number of Shares listed on the OET Notice. The Reset Price under the Meteora Backstop Agreement is $10.15 but is subject to reduction if Kernel or AIRO enter into any arrangements to sell Shares (or any other securities entitling a counterparty to Shares) at a price that is less than the then-existing Reset Price.

The Meteora Backstop Agreement matures on the earlier to occur of (a) three years after the closing of the Transaction, (b) the date specified by Meteora in a written notice delivered at Meteora’s discretion if (i) the VWAP of the Shares during 30 out of 45 consecutive trading days is at or below $3 per Share, or (ii) the Shares are delisted from a national securities exchange. At maturity, an amount equal to $2.50 per Share that remains in the transaction, but no more than $2,500,000 in the aggregate, will be payable to Meteora in shares (the “Maturity Consideration”), and any remaining Shares subject to the Meteora Backstop Agreement will be transferred to ParentCo net of the Maturity Consideration due to Meteora.

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Meteora has agreed to waive any redemption rights with respect to any Shares in connection with the Business Combination. The Meteora Backstop Agreement has been structured, and all activity in connection with the Meteora Backstop Agreement has been undertaken, to comply with the requirements of all tender offer regulations applicable to the Transaction, including Rule 14e-5 under the Securities Exchange Act of 1934.

Board of Directors and Management Following the Business Combination

The following persons are expected to serve as executive officers and directors of ParentCo following the Business Combination. For biographical information concerning the AIRO executive officers and AIRO designees to the Post-Closing Board, see “Business of AIRO — Executive Officers and Directors of AIRO.” For biographical information concerning the Kernel’s designees to the Post-Closing Board, see “Information About Kernel — Officers and Directors.” In addition, following the Closing, pursuant to the terms of the Business Combination Agreement, the Post-Closing Board will appoint as an independent director to the ParentCo Board a person to be mutually agreed upon by Kernel and AIRO.

Name	Age	Position
Executive Officers:
Joseph D. Burns	61	Chief Executive Officer, Director
John Uczekaj	64	President, Chief Operating Officer, Director
[●]	[●]	Chief Financial Officer
Employee Director:
Dr. Chirinjeev Kathuria	58	Executive Chairman, Director
Non-Employee Directors:
John M. Belcher	81	Director
Gerald L. Gitner	77	Director
William F. Owens	72	Director
Gregory D. Winfree	57	Director
[●]	[●]	Director
[●]	[●]	Director

Interests of Kernel’s Directors and Officers and Others in the Business Combination

The Sponsor (including certain equityholders of the Sponsor), and certain of Kernel’s directors and executive officers (including Suren Ajjarapu who is Kernel’s chief executive officer and the Sponsor’s controlling equityholder) may have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interests. These interests include:

●	unless Kernel consummates a business combination, Kernel’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account;

●	as a condition to the IPO, all of the Founders Shares are subject to a lock-up and would be released only if specified conditions were met. In particular, subject to certain limited exceptions, all Founders Shares would be subject to a lock up until the earlier of (A) one year after the completion of Kernel’s Business Combination and (B) subsequent to the Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per unit (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date on which Kernel completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of Kernel’s stockholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property;

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●	the Private Placement Warrants purchased by the Sponsor will be worthless if a business combination is not consummated;

●	the Sponsor has agreed that the Private Placement Warrants and the underlying securities will not be sold or transferred by it until after Kernel has completed a business combination, subject to limited exceptions;

●	the Sponsor is currently the owner of 7,493,750 Kernel Class B Ordinary Shares and 8,750,000 Kernel Private Placement Warrants, each of which is exercisable to purchase one Kernel Class A Ordinary Share, which it purchased from the Original Sponsor on December 28, 2022. If an initial business combination, such as the Business Combination, is not completed by May 5, 2023, with extensions possible until August 5, 2023, subject to the Sponsor depositing additional funds monthly into Kernel’s trust account, Kernel will be required to dissolve and liquidate. In such event, the Kernel Class B Ordinary Shares currently held by the Sponsor, which were acquired from the Original Sponsor will be worthless because the Sponsor has agreed to waive its rights to any liquidation distribution;

●	the fact that the Sponsor has agreed not to redeem any of the Founders Shares in connection with a stockholder vote to approve a proposed business combination;

●	the anticipated continuation of [●] of our existing directors, [●] and [●], as directors of ParentCo;

●	the continued indemnification of our existing directors and officers prior to the Business Combination and the continuation of our directors’ and officers’ liability insurance after the Business Combination;

●	that pursuant to the IPO Registration Rights Agreement, the Kernel Restricted Stockholders are entitled to registration of the shares of ParentCo Common Stock into which the Founder Shares will automatically convert at the time of the consummation of the Business Combination;

●	the fact that our Sponsor is entitled to receive reimbursement of $10,000 per month under an administrative support agreement for office space, secretarial and administrative support provided to Kernel), for which, as of the date hereof, our Sponsor has already been paid $[●];

●	if Kernel does not complete a business combination by May 5, 2023 (the “Termination Date”) (with possible one-month extensions until August 5, 2023, the “Termination Date”), the proceeds from the sale of the Private Placement Warrants will be included in the liquidating distributions to Kernel’s Public Shareholders and the Private Placement Warrants will expire worthless; and

●	if the Trust Account is liquidated, including in the event Kernel is unable to complete a business combination within the required time period, the Sponsor has agreed to indemnify Kernel to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public Share by the claims of prospective target businesses with which Kernel has entered into an acquisition agreement or claims of any third party for services rendered or products sold to Kernel, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account.

These interests may influence Kernel’s directors and executive officers in making their recommendation that you vote in favor of the approval of the Business Combination.

Background of the Business Combination

The following is a discussion of the background of Kernel’s efforts to effect an initial business combination, and its negotiations with and evaluation of AIRO, the Business Combination Agreement and related matters. The terms of the Business Combination are the result of negotiations among the representatives of Kernel and AIRO. The following also sets forth a description of the background of these negotiations and the resulting Business Combination.

Kernel is a blank check company incorporated in the Cayman Islands on November 10, 2020. Kernel was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, while the company may pursue an initial business combination with any business in any industry, commercial sector or location, the initial focus was on identifying acquisition opportunities in the commerce Enablement, Supply Chain, Logistics and related Technology Infrastructure sectors.

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On February 5, 2021, Kernel completed the Kernel IPO of 30,475,000 Units at a price of $10.00 per Unit, generating gross proceeds to Kernel of $304,750,000 before underwriting discounts and expenses, which includes the full exercise by the underwriter of its over-allotment option in the amount of 3,975,000 Units. Each Unit consists of one Kernel Class A Ordinary Share and one-half of one Public Warrant. Each whole Public Warrant will become exercisable at a price of $11.50 per share on the later of 30 days after the completion of an initial business combination or 12 months from the closing of the Kernel IPO and will expire five years after the completion of Kernel’s initial business combination, or earlier upon redemption or liquidation. On February 5, 2021, simultaneously with the closing of the Kernel IPO, Kernel completed the Private Placement, which involved the private sale of an aggregate of 8,750,000 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to Kernel of $8,750,000. The Private Placement Warrants are identical to the Public Warrants sold as part of the Units in the Kernel IPO, except that Kernel’s original sponsor agreed not to transfer, assign or sell any of the Private Placement Warrants (except to certain permitted transferees) until 30 days after the completion of Kernel’s initial business combination.

Upon the closing of the Kernel IPO (including the over-allotment) and the Private Placement, a total of $304,750,000, comprised of the proceeds from the Kernel IPO, was placed in the Trust Account at J.P. Morgan Chase Bank, N.A., maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to Kernel to pay its taxes (less up to $100,000 of interest to pay any dissolution expenses), the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of Kernel’s initial business combination, (ii) the redemption of any of Kernel’s Public Shares properly submitted in connection with a stockholder vote to amend the Kernel Charter (a) to allow redemption in connection with Kernel’s initial business combination or modify the substance or timing of its obligation to redeem 100% of Kernel’s Public Shares if it does not complete its initial business combination by the deadline or (b) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, and (iii) the redemption of Kernel’s Public Shares if it is unable to complete its initial business combination by the deadline, subject to applicable law.

Prior to the completion of the Kernel IPO, neither Kernel, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with Kernel.

Kernel’s management and the Kernel Board evaluated and considered three (3) potential target companies as candidates for a possible business combination transaction with Kernel.

Kernel reviewed the potential acquisition opportunities based on criteria that were the same or similar to the criteria that the Kernel Board used in evaluating the potential Business Combination with AIRO (as discussed in greater detail below), which included, among other things, quantitative criteria, such as evaluation metrics customarily used by industry analysts in comparison to their publicly listed peers, as well as qualitative criteria, such as the markets in which potential target companies operate and their competitive positions and “track records” within such markets, the experience of the potential target companies’ management teams and the potential for revenue and earnings growth. Kernel focused on sectors and companies that its management believed would benefit from being a publicly traded company on a stock exchange in the United States.

Representatives of Kernel also engaged in significant due diligence and detailed discussions directly with the senior executives of AIRO prior to executing the non-binding letter of intent with AIRO.

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Kernel’s management team reviewed and evaluated potential acquisitions based on the factors discussed under “Recommendation of the Kernel Board and Reasons for the Business Combination”, below, as well as the following criteria:

●	Benefits from a Public Currency and Access to Public Equity Markets. Access to the public equity markets could allow the target company to utilize additional forms of capital, enhancing its ability to pursue accretive acquisitions, high-return capital projects, and/or strengthen its balance sheet and recruit and retain key employees through the use of publicly-traded equity compensation.

●	Has a Strong Competitive Position and Growing Platform. Kernel sought to invest in companies that we believed possess not only established business models and sustainable competitive advantages, but also a growing platform for equity investors.

●	Operated by a Talented and Incentivized Management Team. Kernel focused on companies with strong and experienced management teams that desire a significant equity stake in the post-business combination company. We sought to partner with a management team and/or seller who is well-incentivized and aligned in an effort to create stockholder value.

●	Benefits from Our Ability to Uniquely Structure Transaction to Unlock and Maximize Value. Kernel looked for situations where our experience in public markets could add value for both sides of the transaction.

Kernel’s management and the Kernel Board, in consultation with Kernel’s business and financial advisors, determined that the other alternative business combination targets with which Kernel negotiated a letter of intent were less attractive than AIRO when taking into account the factors described above and the various targets’ respective management teams, strategies, business prospects, valuations and likelihood of execution. Ultimately, Kernel determined to abandon each of its other potential acquisition opportunities, as further described in more detail below, either because (i) Kernel concluded that the alternative target companies or the terms of a potential business combination with such alternative target companies would not be suitable for Kernel, particularly in comparison to the opportunity for a business combination with AIRO or (ii) the alternative target companies did not have, or could not quickly and easily prepare, SEC-compliant financial statements on a schedule consistent with Kernel’s timing limitations, or posed extensive structuring, regulatory or other considerations that likely would delay a transaction or create uncertainty that was not acceptable to the Kernel Board.

For additional details regarding the reasons of the Kernel Board for approving the Business Combination, see the section of this proxy statement entitled “Recommendation of the Kernel Board and Reasons for the Business Combination.”

Timeline of the Business Combination

As discussed herein, immediately after the completion of the Kernel IPO on February 5, 2021, Kernel’s management began to seek potential candidates for a business combination. In addition, Kernel was contacted by a number of individuals and entities with respect to potential business combination opportunities.

Between December 28, 2022, the Date VKSS Capital LLC became the sponsor and January 10, 2023, the date on which Kernel entered into a non-binding letter of intent with AIRO, Kernel’s management team and representatives of Kernel:

●	identified and evaluated three (3) potential acquisition target companies; each of which were screened for completion of audit requirement, quality of investor decks, complete data rooms, evaluation of the target market, the company position in the market, initial management interaction and enterprise market value vs asking price for business combination.

●	entered into non-disclosure agreements (“NDAs”), containing customary terms regarding confidentiality, without imposing exclusivity or other similar restrictions, with three (3) companies that Kernel’s management team considered to be potential appropriate acquisition targets (including AIRO), to facilitate due diligence review of confidential materials from these companies;

●	completed reviews, and had discussions with management, of three (3) companies that were considered by Kernel’s management team to be appropriate targets (including AIRO); and

●	negotiated non-binding letters of intent with one potential target company, (including the non-binding letter of intent with AIRO executed by the parties on January 10, 2023 as more particularly described below).

Of the three (3) potential acquisition targets with which Kernel entered into preliminary discussions, Kernel proceeded to enter into more substantive negotiations with AIRO Group Holdings, Inc.:

The remaining two candidates were eliminated for not being able to produce timely audited financial results or because the valuation for a potential merger was deemed by Kernel’s Board to be unreasonable.

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On January 9, 2023, the Kernel Board discussed three targets that had expressed an interest in merging with a SPAC. The Board identified the best target, eliminating two.

On January 3, 3023, Mr. Chirienjeev Kathuria, Executive Chairman contacted Mr. Ajjarapu about a potential target operating in the aerospace industry (AIRO), which was interested in potentially engaging in a business combination transaction with a SPAC.

Kernel indicated its interest in pursuing a possible transaction with AIRO and on January 4, 2023, Kernel entered into an NDA with AIRO and received access to the Data Room for due diligence.

On January 9, 2023, the board of Kernel attended an AIRO management presentation. During the presentation, Mr. Joe Burns, CEO and Mr. John Uczekaj, President and COO of AIRO, described AIRO’s corporate structure with four companies, competitive advantages, current indications and growth potential, in addition to providing an overview of AIRO’s business plan. The presentation was followed by a question-and-answer session.

Previously Kernel had engaged Nelson Mullins Riley & Scarborough LLP (“Nelson Mullins”) to represent Kernel on any new targets. Nelson Mullins, in addition to Kernel, began the review of the information in the data room. The non-binding letter of intent (the “LOI”) between Kernel and AIRO was executed on January 10, 2023.

On January 18, 2023, the Kernel Board discussed AIRO, the evaluation of the company and the need for a fairness opinion. The Kernel Board unanimously voted to move forward with a fairness opinion. The Mentor Group, Inc. was contacted and engaged to provide the board an evaluation of AIRO.

On March 1, 2023, the Kernel Board discussed the logistics and update of the Business Combination Agreement with Nelson Mullins. There were no red flags during the firm’s due diligence. The Mentor Group, Inc. discussed the fairness opinion with the board, evaluation techniques, and similar companies – both private and public. The Mentor Group, Inc. (“Mentor”) believes the valuation to be fair to public shareholders. The resolutions to approve the AIRO transaction were voted on and unanimously adopted by the Kernel Board. The Meteora Backstop Agreement was discussed and ratified by the Kernel Board.

From January 10, 2023 until March 3, 2023, representatives of Kernel and AIRO met daily to discuss the Business Combination. Mr. Ajjarapu (CEO of Kernel) and Dr. Chirinjeev Kathuria (Executive Chairman of AIRO) participated in each such meeting. Other high-level executives, financial advisors and legal counsel of each of Kernel and AIRO participated in some of the meetings. The meetings lasted, on average, 15 minutes. The meetings primarily centered around key commercial deal terms, such as AIRO’s valuation, minimum cash requirements, whether a PIPE would be needed (and potential providers therefor), and the need to enter into the Meteora Backstop Agreement. Once the parties determined that the Metora Backstop Agreement should be entered into, the parties discussed potential providers and key terms governing such arrangements. The parties also discussed the need to conclude AIRO’s audit in a timely fashion and the need for, and status of, the required third party opinions.

Kernel made a preliminary, verbal offer to AIRO, which valued AIRO at $600,000,000. After detailed conversations with AIRO’s executives and financial team, and separate conversations with Kernel’s financial advisors, the conclusion of Kernel’s own discounted cash flow analyses and legal, technical and financial due diligence, and Kernel’s receipt of The Mentor Opinion which concluded that $770,000,000 represented a fair price, the Kernel Board agreed to with the valuation reflected in the Business Combination Agreement. Kernel’s initial offer developed into the final valuation through the various meetings between Kernel and AIRO, in which AIRO’s requested valuation was justified by their management team and financial advisors and was deemed acceptable to Kernel due to its and its advisors’ financial analyses, including the Mentor Opinion.

During the aforementioned meetings, AIRO also stated they wanted to be entitled to contingent consideration in the form of earn-out shares. The Kernel Board deemed this request to be reasonable and desired to provide this additional consideration to incentivize AIRO’s management team to drive up shareholder value.

The Meteora Backstop Agreement was executed on February 28, 2023. On March 3, 2023, after Kernel and Nelson Mullins completed due diligence, the Business Combination Agreement was signed.

Mr. Michael Peterson met with the AIRO group in New Mexico. Toured the facilities with Mr. Uczekaj and reported back at the Board Meeting on March 28, 2023.

On March 28, 2023, Mr. Ajjarapu met with Mr. Burns and Mr. Uczekaj in Lakeland, FL as they were in attendance at an air show.

Between January 10, 2023 and April 4, 2023, the companies worked on drafting the proxy statement/prospectus for approval of the Business Combination.

Satisfaction of 80% Test

Pursuant to Nasdaq listing rules, the target business or businesses that Kernel acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the execution of a definitive agreement for Kernel’s initial business combination (such requirement, the “80% test”). As of the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $77.6 million (excluding deferred underwriting commissions) and 80% thereof represents approximately $62.1 million. The Kernel Board determined that AIRO’s enterprise value was $770 million, thus satisfying the 80% test.

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In addition, as discussed below, there was a valuation analysis performed by Mentor in connection with the Business Combination for the benefit of the Kernel Board. Mentor presented a range of fair market value for AIRO on an enterprise value basis and concluded that the shares being issued by Kernel to the equity holders of AIRO, valued at the $10.00 per share, was fair from a financial point of view to the public stockholders of Kernel. The opinion as to the fairness of the Business Combination consideration to be paid by Kernel (the “Opinion”) was addressed exclusively to the Kernel Board, for the exclusive use of the Kernel Board, and is subject to various assumptions, limitations and restrictions as set forth in the Opinion. For information purposes only, a copy of the Opinion is attached as Annex E to this proxy statement, and any description of the Opinion or the conclusions reached contained herein is necessarily qualified in its entirety by reference to the text of that Mentor Opinion. The Opinion is not a recommendation to any person as to how to vote on any matter presented in this proxy statement.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, although Kernel will issue shares for outstanding equity interests of AIRO in the Business Combination, Kernel will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of AIRO issuing stock for the net assets of Kernel, accompanied by a recapitalization. The net assets of Kernel will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AIRO.

Opinion of The Mentor Group

[●].

Certain Material U.S. Federal Income Tax Considerations of the Redemption

It is intended that the Domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the Domestication so qualifies, U.S. Holders (as defined in such section) of Kernel Ordinary Shares will be subject to Section 367(b) of the Code and, as a result:

●	A U.S. Holder of Kernel Ordinary Shares whose Kernel Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication will not recognize any gain or loss and will not be required to include any part of Kernel’s earnings in income;

●	A U.S. Holder of Kernel Ordinary Shares whose Kernel Ordinary Shares have a fair market value of $50,000 or more, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Kernel Ordinary Shares entitled to vote will generally recognize gain (but not loss) on the exchange of Kernel Ordinary Shares for shares in the Company (a Delaware corporation) pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Kernel Ordinary Shares, provided certain other requirements are satisfied. Kernel does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication; and

●	A U.S. Holder of Kernel Ordinary Shares whose Kernel Ordinary Shares have a fair market value of $50,000 or more, and who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Kernel Ordinary Shares entitled to vote will generally be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d))) attributable to its Kernel Ordinary Shares, provided certain other requirements are satisfied. Kernel does not expect to have significant cumulative earnings and profits, if any, on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a reorganization under Section 368(a) of the Code, a U.S. Holder of Kernel Ordinary Shares may still recognize gain (but not loss) upon the exchange of its Kernel Ordinary Shares for the common stock of the Delaware corporation pursuant to the Domestication under the “passive foreign investment company,” or PFIC, rules of the Code equal to the excess, if any, of the fair market value of the common stock of the Delaware corporation received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Kernel Ordinary Shares surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. In such event, the U.S. Holder’s aggregate tax basis in the common stock of the Delaware corporation received in connection with the Domestication should be the same as the aggregate tax basis of Kernel Ordinary Shares surrendered in the transaction, increased by any amount included in the income of such U.S. Holder under the PFIC rules.

Vote Required for Approval

The Business Combination (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if the holders of at least a majority of the outstanding Kernel Ordinary Shares vote “FOR” the Business Combination Proposal. Failure to vote by proxy or to vote in person at the Extraordinary General Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Business Combination Proposal.

The Business Combination Proposal is conditioned on the approval of the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal.

The Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are conditioned on the approval of the Business Combination at the Extraordinary General Meeting.

As of the Record Date, Kernel’s Sponsor, directors and officers have agreed to vote any shares of Common Stock owned by them in favor of the Business Combination. As of the date hereof, the Sponsor, directors and officers have not purchased any Public Shares.

Recommendation of the Kernel Board

THE KERNEL BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE

APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of the Sponsor’s or Kernel’s directors and officers may result in a conflict of interest on the part of each such director or officer between what such director or officer may believe is in the best interests of Kernel and its shareholders and what such director or officer may believe in the best interests of such director or officer in determining to recommend that shareholders vote for the proposals. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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ShAREHOLDER PROPOSAL NO. 2: THE DOMESTICATION PROPOSAL

Overview

As a condition to closing the Business Combination, the Kernel Board has unanimously approved, and Kernel shareholders are being asked to consider and vote upon a proposal to approve, a change of Kernel’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Kernel will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Kernel will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, at least one day prior to the Closing Date, (i) each issued and outstanding Class A Ordinary Share of Kernel will convert by operation of law, on a one-for-one basis, into one share of Kernel Class A Common Stock; (ii) each issued and outstanding Class B Ordinary Share of Kernel will convert by operation of law, on a one-for-one basis, into one share of Kernel Class B Common Stock; (iii) each issued and outstanding public warrant to purchase one Class A Ordinary Shares of Kernel will automatically convert by operation of law, on a one-for-one basis, into one public warrant to purchase one share of Kernel Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the warrant agreement; (iv) each issued and outstanding private warrant to purchase one Class A Ordinary Share of Kernel will automatically convert by operation of law, on a one-for-one basis, into one private warrant to purchase one share of Kernel Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the warrant agreement; (v) the governing documents of Kernel will be amended and restated as described in this proxy statement/prospectus; and (vi) the form of the certificate of incorporation and the bylaws will be appropriately adjusted to give effect to any amendments contemplated by the form of certificate of incorporation or the bylaws that are not adopted and approved by the Kernel shareholders, other than the amendments to the Kernel governing documents that are contemplated by the Kernel Charter Amendment Proposal, which is a condition to the Closing of the Business Combination. Immediately following the Domestication, in connection with clauses (i), (ii) and (iii), (x) each share of Kernel Class B Common Stock shall convert automatically, on a one-for-one basis, into one share of Kernel Class A Common Stock; (y) the Kernel Class A Common Stock will be reclassified as Kernel Common Stock; and (z) each issued and outstanding Kernel unit that has not been previously separated into the underlying Class A Ordinary Share and the underlying one-half of one Kernel public warrant prior to the Domestication will be cancelled and will entitle the holder thereof to one share of Kernel Common Stock and one-half of one Kernel public warrant, with each whole public warrant representing the right to purchase one share of Kernel Common Stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Kernel warrant agreement. No fractional warrants will be issued upon the separation of units and only whole warrants will trade. Accordingly, unless you hold at least two units of Kernel, you will not be able to receive or trade a warrant when the units are separated.

The Domestication Proposal, if approved, will approve a change of Kernel’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Kernel is currently incorporated as an exempted company under the Cayman Islands Companies Law, upon the Domestication, Kernel will be governed by the DGCL. We encourage shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the Domestication Proposal is approved, then Kernel will also ask its shareholders to approve the Kernel Charter Amendment Proposal which, if approved, will replace the Existing Kernel Governing Documents with a new certificate of incorporation and bylaws of Kernel under the DGCL. The Proposed Kernel Governing Documents differ in certain material respects from the Existing Kernel Governing Documents and we encourage shareholders to carefully consult the information set out below under “Shareholder Proposal No. 3: The Kernel Charter Amendment Proposal” the Existing Kernel Governing Documents, and the Proposed Kernel Governing Documents, attached hereto as Annex B and Annex C.

Reasons for the Domestication

The Kernel Board believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, the Kernel Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The Kernel Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of Kernel and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

●	Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

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●	Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to Kernel, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for Kernel’s stockholders from possible abuses by directors and officers.
●	Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. Kernel’s incorporation in Delaware may make Kernel more attractive to future candidates for the Kernel Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The Kernel Board therefore believes that providing the benefits afforded directors by Delaware law will enable Kernel to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands Companies Law and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman Islands Companies Law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable Kernel to compete more effectively with other public companies in attracting and retaining new directors. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our stockholders from possible abuses by directors and officers.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Kernel as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Kernel immediately following the Domestication will be the same as those of Kernel immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands Companies Law, being passed by at least two-thirds of stockholders as, being entitled to do so, vote in person or by proxy. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each stockholder is entitled by the Existing Kernel Governing Documents. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Extraordinary General Meeting, and otherwise will have no effect on the proposal.

The Domestication Proposal is conditioned on the approval and adoption of each of the other Proposals.

The Initial Shareholders have agreed to vote all of their Ordinary Shares in favor of the Domestication Proposal.

Recommendation of the Kernel Board

THE KERNEL BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE

APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of the Sponsor’s or Kernel’s directors and officers may result in a conflict of interest on the part of each such director or officer between what such director or officer may believe is in the best interests of Kernel and its shareholders and what such director or officer may believe in the best interests of such director or officer in determining to recommend that shareholders vote for the proposals. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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ShAREHOLDER PROPOSAL NO. 3: The KERNEL Charter Amendment Proposal

Overview

In connection with the Business Combination, Kernel is asking its shareholders to approve by special resolution under Cayman Islands Companies Law the amendment and restatement of the Existing Kernel Governing Documents by their deletion and replacement with the Proposed Kernel Charter, in the form attached hereto as Annex B. If each of the Kernel Charter Amendment Proposal and Domestication Proposal is approved, Kernel will replace the amended and restated articles of association of Kernel with the Proposed Kernel Charter in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the Kernel Board, is necessary to adequately address the needs of Kernel following the Domestication.

Under the Business Combination Agreement, the approval of the Kernel Charter Amendment Proposal is a condition to the consummation of the Business Combination and the effectiveness of the Kernel Charter Amendment Proposal is also conditioned on the approval of each of the other Proposals presented at the Extraordinary General Meeting. Therefore, if the Kernel Charter Amendment Proposal is not approved, the Business Combination will not be completed unless the condition is waived. Similarly, if the other Proposals are not each approved and if the Business Combination is not completed, the Kernel Charter Amendment Proposal will have no effect, even if approved by the Kernel shareholders.

The following table sets forth a summary of the principal changes proposed to be made between the Existing Kernel Governing Documents and the Proposed Kernel Charter. This summary is qualified by reference to the complete text of the Proposed Kernel Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Proposed Kernel Charter in its entirety for a more complete description of its terms.

	Existing Kernel Governing Documents	Proposed Kernel Charter
Number of Authorized Shares	The Existing Kernel Governing Documents authorize 551,000,000 shares, consisting of 500,000,000 Class A Ordinary Shares, 50,000,000 Class B Ordinary Shares, and 1,000,000 preference shares, each having a par value of $0.0001.	[●]

Reclassification of Class A and Class B Ordinary Shares, or ordinary shares and Undesignated Preferred Stock	The Existing Kernel Governing Documents authorize Class A Ordinary Shares, Class B Ordinary Shares and undesignated preferred stock.	[●]
Name	Kernel Group Holdings, Inc.	Kernel Group Holdings, Inc.

Duration of Existence	The Existing Kernel Governing Documents provide that if Kernel does not consummate the Business Combination and fails to complete an initial business combination within 24 months from the closing of the IPO or during any extension period (subject to the requirements of law), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the Public Shareholders.	[●]

Provisions Specific to a Blank Check Company	The Existing Kernel Governing Documents set forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.	[●]

Composition of the Kernel Board	The Existing Kernel Governing Documents provide that directors shall be divided into three classes: Class I, Class II and Class III. The Class I directors shall stand elected for a term expiring at Kernel’s first annual general meeting, the Class II directors shall stand elected for a term expiring at Kernel’s second annual general meeting and the Class III directors shall stand elected for a term expiring at Kernel’s third annual general meeting. Commencing at Kernel’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified.	[●]

Removal of Directors	The Existing Kernel Governing Documents provide that prior to the closing of a Business Combination, Kernel may by ordinary resolution of the holders of the Class B Ordinary Shares remove any director. Prior to the closing of a Business Combination, holders of Class A Ordinary Shares have no right to vote on the appointment or removal of any director.	[●]

Extraordinary General Meetings of Stockholders	No similar provision in the Existing Kernel Governing Documents.	[●]

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Reasons for the Amendments to Existing Kernel Governing Documents

In the judgment of the Kernel Board, the Proposed Kernel Charter is necessary to address the needs of Kernel stockholders following the Domestication and in preparation for the Closing of the Business Combination. In particular:

●	The changes to the Existing Kernel Governing Documents, including the change in purpose, the change in duration of existence, and the deletion of provisions specific to a blank check company, are necessary to adequately address the needs of Kernel following the Closing. The elimination of certain provisions related to Kernel’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve Kernel and allow Kernel to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and the Kernel Board believes it is the most appropriate period following the Business Combination. In addition, certain other provisions in the Existing Kernel Governing Documents require that proceeds from Kernel Offering be held in the Trust Account until a business combination or liquidation of Kernel has occurred. These provisions cease to apply once the Business Combination is consummated.

●	The classification of directors and removal of directors by Ordinary Resolution of the holders of Class B Ordinary Shares are intended to encourage experience and leadership stability on the Post-Closing Board. The Kernel Board believes that providing for a classified board of directors will assure desirable continuity in leadership and policy following the Business Combination.

●	The expansion of the limitation of monetary liability for breaches of fiduciary duty to cover officers, as well as directors, was added to take advantage of recent amendments to the DGCL permitting such limitations in order to facilitate Kernel’s hiring of senior executives to lead Kernel by eliminating their risk of being personally sued and liable for monetary damages for actions taken by them on behalf of Kernel.

●	Requiring the affirmative vote of holders of at least two thirds (2/3) of the outstanding shares of capital stock of Kernel for stockholders to amend the Kernel bylaws and for the amendment, alteration, change or repeal of certain provisions of the Proposed Kernel Charter are intended to assure desirable continuity in leadership and policy following the Business Combination.

Vote Required for Approval

The Kernel Charter Amendment Proposal will be approved and adopted in its entirety only if the holders of at least two-thirds of the outstanding Kernel Ordinary Shares vote “FOR” the Kernel Charter Amendment Proposal and each of the Business Combination Proposal, the Domestication Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are also approved at the Extraordinary General Meeting. Failure to vote by proxy or to vote virtually at the Extraordinary General Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the Kernel Charter Amendment Proposal.

The approval and adoption of the Kernel Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal at the Extraordinary General Meeting.

Recommendation of the Kernel Board

THE KERNEL BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE

APPROVAL OF THE KERNEL CHARTER AMENDMENT PROPOSAL AND THE PROPOSED KERNEL CHARTER.

The existence of financial and personal interests of one or more of the Sponsor’s or Kernel’s directors and officers may result in a conflict of interest on the part of each such director or officer between what such director or officer may believe is in the best interests of Kernel and its shareholders and what such director or officer may believe in the best interests of such director or officer in determining to recommend that shareholders vote for the proposals. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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ShAREHOLDER PROPOSAL NO. 4: The PARENTCO Charter Amendment Proposal

[To come]

Vote Required for Approval

The ParentCo Charter Amendment Proposal will be approved and adopted in its entirety only if the holders of at least a majority of the outstanding Kernel Ordinary Shares vote “FOR” the ParentCo Charter Amendment Proposal and each of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal are also approved at the Extraordinary General Meeting. Failure to vote by proxy or to vote virtually at the Extraordinary General Meeting or an abstention from voting will have the same effect as a vote “AGAINST” the ParentCo Charter Amendment Proposal.

The approval and adoption of the ParentCo Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal at the Extraordinary General Meeting.

Recommendation of the Kernel Board

THE KERNEL BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE PARENTCO CHARTER AMENDMENT PROPOSAL AND THE PROPOSED PARENTCO CHARTER.

The existence of financial and personal interests of one or more of the Sponsor’s or Kernel’s directors and officers may result in a conflict of interest on the part of each such director or officer between what such director or officer may believe is in the best interests of Kernel and its shareholders and what such director or officer may believe in the best interests of such director or officer in determining to recommend that shareholders vote for the proposals. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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SHAREHOLDER PROPOSAL NO. 5: The Nasdaq Proposal

Overview

In connection with the Business Combination and pursuant to the Business Combination Agreement, we intend to effect (subject to customary terms and conditions, including the Closing) the issuance of:

●	an aggregate of approximately [●] shares of ParentCo common stock;. Converted AIRO Warrant issued in connection with the Business Combination;

●	up to [●] shares of ParentCo common stock as earnout shares;

●	ParentCo warrants, converted from the AIRO warrants, to purchase [●] shares of ParentCo common stock; and

●	[option shares/plan shares]

For further information, please see the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal,” as well as the annexes to this proxy statement/prospectus.

Why Kernel Needs Shareholder Approval

We are seeking shareholder approval of the stock issuances described above in order to comply with Nasdaq Listing Rule 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in connection with the acquisition of another company if such securities are not issued in a public offering for cash and: (i) the common stock has or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such common stock (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Shareholder approval of the Nasdaq Proposal is also a condition to the closing under the Business Combination Agreement.

Effect of Proposal on Current Shareholders

If the Nasdaq Proposal is adopted, we will issue [●] shares of ParentCo common stock as Merger Consideration at the closing of the Business Combination, up to [●] shares of ParentCo common stock as earn-out shares in the future upon satisfaction of certain conditions set forth in the Business Combination Agreement, warrants to purchase [●] shares of ParentCo common stock, and options to purchase [●] shares of ParentCo common stock pursuant to the terms of the [Plan]. For further information, please see the section entitled “Shareholder Proposal No. 1: The Business Combination Proposal – Merger Consideration”.

The ParentCo common stock issued as Merger Consideration at Closing will dilute those Kernel stockholders who become ParentCo stockholders at the First Merger. Further, the issuance of earn-out shares in the future upon satisfaction of the conditions to receive such shares, and the exercise of the warrants or options, may result in further dilution to ParentCo stockholders in the future.

Vote Required for Approval

Approval of the Nasdaq Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of holders of a majority of the outstanding Kernel Class A Ordinary Shares and Class B Ordinary Shares present at the Extraordinary General Meeting and entitled to vote, voting together as a single class. Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Extraordinary General Meeting and broker non-votes will have no effect on the Nasdaq Proposal so long as a quorum is present. Abstentions will have the same effect as a vote “AGAINST” the Nasdaq Proposal.

The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal at the Extraordinary General Meeting.

Recommendation of the Kernel Board

THE KERNEL BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of the Sponsor’s or Kernel’s directors and officers may result in a conflict of interest on the part of each such director or officer between what such director or officer may believe is in the best interests of Kernel and its shareholders and what such director or officer may believe in the best interests of such director or officer in determining to recommend that shareholders vote for the proposals. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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SHAREHOLDER PROPOSAL NO. 6: THE INCENTIVE PLAN PROPOSAL

General

Assuming the Business Combination Proposal and the Nasdaq Proposal are approved, stockholders are being asked to approve the 2023 Stock Option and Incentive Plan (the “2023 Plan”). Up to [●] shares of ParentCo common stock (“Common Stock”) will initially be reserved for issuance under the 2023 Plan, and additional shares will become available for issuance under the 2023 Plan each year as described below under “Aggregate Share Limit.” The Kernel Board has approved the 2023 Plan, subject to stockholder approval at the Extraordinary General Meeting.

The Kernel Board believes that stock-based awards focus employees on the objective of creating stockholder value and promoting the success of ParentCo, and that incentive compensation plans like the proposed 2023 Plan are an important attraction, retention and motivation tool for participants in the plan. Therefore, the Kernel Board recommends that our stockholders approve the 2023 Plan.

Summary Description of the 2023 Stock Option and Incentive Plan. The principal terms of the 2023 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2023 Plan, which appears as Annex F to this proxy statement/prospectus.

Purpose. The purpose of the 2023 Plan is to promote the success of ParentCo by providing an additional means for ParentCo to attract, motivate, retain and reward selected employees and other eligible persons through the grant of awards. Equity-based awards are also intended to further align the interests of award recipients and stockholders.

Administration. The ParentCo Board or one or more committees appointed by the ParentCo Board will administer the 2023 Plan. The ParentCo Board or a committee thereof (within its delegated authority) may delegate different levels of authority to different committees or persons with administrative and grant authority under the 2023 Plan. (The appropriate acting body, be it the ParentCo Board or a committee or other person within its delegated authority is referred to in this proposal as the “Administrator”).

The Administrator has broad authority under the 2023 Plan, including, without limitation, the authority:

●	to select eligible participants and determine the type(s) of award(s) that they are to receive;

●	to grant awards and determine the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and, in the case of share-based awards, the number of shares to be offered or awarded;

●	to determine any applicable vesting and exercise conditions for awards (including any applicable performance and/or time-based vesting or exercisability conditions) and the extent to which such conditions have been satisfied, or determine that no delayed vesting or exercise is required, to determine the circumstances in which any performance-based goals (or the applicable measure of performance) will be adjusted and the nature and impact of any such adjustment, to establish the events (if any) on which exercisability or vesting may accelerate (including specified terminations of employment or service or other circumstances), and to accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards (subject in the case of options and stock appreciation rights to the maximum term of the award);

●	to cancel, modify, or waive ParentCo’s rights with respect to, or modify, discontinue, suspend, or terminate any or all outstanding awards, subject to any required consents;

●	subject to the other provisions of the 2023 Plan, to make certain adjustments to an outstanding award and to authorize the conversion, succession or substitution of an award;

●	to determine the method of payment of any purchase price for an award or shares of ParentCo’s common stock delivered under the 2023 Plan, as well as any tax-related items with respect to an award, which may be in the form of cash, check, or electronic funds transfer, by the delivery of already-owned shares of ParentCo’s common stock or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the Administrator may authorize, or any other form permitted by law;

●	to modify the terms and conditions of any award, establish sub-plans and agreements and determine different terms and conditions that the Administrator deems necessary or advisable to comply with laws in the countries where ParentCo or one of its subsidiaries operates or where one or more eligible participants reside or provide services;

●	to approve the form of any award agreements used under the 2023 Plan; and

●	to construe and interpret the 2023 Plan, make rules for the administration of the 2023 Plan, and make all other determinations for the administration of the 2023 Plan.

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Eligibility. Persons eligible to receive awards under the 2023 Plan include officers or employees of ParentCo or any of its subsidiaries, directors of ParentCo, and certain consultants and advisors to ParentCo or any of its subsidiaries. We estimate that, immediately following the Closing of the Business Combination, approximately [●] officers and employees of ParentCo and its subsidiaries (including all of ParentCo’s named executive officers), and each of the members of the ParentCo Board who are not employed by ParentCo or any of its subsidiaries (“Non-Employee Directors”), will be considered eligible under the 2023 Plan. In addition, we estimate that none of the individual consultants and advisors engaged by ParentCo and its subsidiaries will then be considered eligible under the 2023 Plan.

Aggregate Share Limit. The maximum number of shares of Common Stock that may be issued or transferred pursuant to awards under the 2023 Plan is [●] shares the “Share Limit”).

In addition, the Share Limit shall automatically increase on the first trading day in January of each calendar year during the term of the 2023 Plan, with the first such increase to occur in January 2024, by an amount equal to the lesser of (i) three percent (3%) of the total number of shares of Common Stock issued and outstanding on December 31 of the immediately preceding calendar year or (ii) such number of shares of Common Stock as may be established by the ParentCo Board.

Additional Share Limits. The following other limits are also contained in the 2023 Plan. These limits are in addition to, and not in lieu of, the Share Limit for the plan described above.

●	The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the plan is [●] shares. (For clarity, any shares issued in respect of incentive stock options granted under the plan will also count against the overall Share Limit above.)

●	Awards that are granted under the 2023 Plan during any one calendar year to any person who, on the grant date of the award, is a Non-Employee Director shall not exceed the number of shares that produce a grant date fair value for the award that, when combined with (i) the grant date fair value of any other awards granted under the 2023 Plan during that same calendar year to that individual in his or her capacity as a Non-Employee Director and (ii) the dollar amount of all other cash compensation payable by ParentCo to such Non-Employee Director for his or her services in such capacity during that same calendar year (regardless of whether deferred and excluding any interest or earnings on any portion of such amount that may be deferred), is $750,000; provided that this limit is $1,000,000 as to any new Non-Employee Director for the calendar year in which the non-employee director is first elected or appointed to the ParentCo Board. For purposes of this limit, the “grant date fair value” of an award means the value of the award as of the date of grant of the award and as determined in accordance with ASC Topic 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions. This limit does not apply to, and will be determined without taking into account, any award granted to an individual who, on the grant date of the award, is an officer or employee of ParentCo or one of its subsidiaries. This limit applies on an individual basis and not on an aggregate basis to all Non-Employee Directors as a group.

Share-Limit Counting Rules. The Share Limit of the 2023 Plan is subject to the following rules:

●	Shares that are subject to or underlie awards which expire or for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under the 2023 Plan will not be counted against the Share Limit and will again be available for subsequent awards under the 2023 Plan.

●	Except as described below, to the extent that shares are delivered pursuant to the exercise of a stock appreciation right granted under the 2023 Plan, the number of underlying shares which are actually issued in payment of the award shall be counted against the Share Limit. (For purposes of clarity, if a stock appreciation right relates to ten (10) shares and is exercised at a time when the payment due to the participant is fifty (50) shares, fifty (50) shares shall be charged against the Share Limit with respect to such exercise.)

●	Shares that are exchanged by a participant or withheld by ParentCo as full or partial payment in connection with any award granted under the 2023 Plan, as well as any shares exchanged or withheld to satisfy the tax withholding obligations related to any award granted under the 2023 Plan, will not be counted against the Share Limit and will again be available for subsequent awards under the 2023 Plan.

●	To the extent that an award granted under the 2023 Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the Share Limit and will again be available for subsequent awards under the 2023 Plan.

●	In the event that shares are delivered in respect of a dividend equivalent right granted under the 2023 Plan, the number of shares delivered with respect to the award will be counted against the Share Limit. (For purposes of clarity, if fifty (50) dividend equivalent rights are granted and outstanding when ParentCo pays a dividend, and ten (10) shares are delivered in payment of those rights with respect to that dividend, ten (10) shares shall be counted against the Share Limit.) Except as otherwise provided by the Administrator, shares delivered in respect of dividend equivalent rights shall not count against any individual award limit under the 2023 Plan other than the aggregate Share Limit.

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In addition, the 2023 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of ParentCo through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2023 Plan. ParentCo may not increase the applicable share limits of the 2023 Plan by repurchasing shares of common stock on the market (by using cash received through the exercise of stock options or otherwise).

Types of Awards. The 2023 Plan authorizes stock options, stock appreciation rights, and other forms of awards granted or denominated in ParentCo’s common stock or units of ParentCo’s common stock, as well as cash bonus awards. The 2023 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be structured to be paid or settled in cash.

A stock option is the right to purchase shares of ParentCo’s common stock at a future date at a specified price per share (the “exercise price”). The per share exercise price of an option generally may not be less than the fair market value of a share of ParentCo’s common stock on the date of grant. The maximum term of an option is ten years from the date of grant. An option may either be an incentive stock option or a nonqualified stock option. Incentive stock option benefits are taxed differently from nonqualified stock options, as described under “U.S. Federal Income Tax Consequences of Awards Under the 2023 Plan” below. Incentive stock options are also subject to more restrictive terms and are limited in amount by the Code and the 2023 Plan. Incentive stock options may only be granted to employees of ParentCo or a subsidiary.

A stock appreciation right is the right to receive payment of an amount equal to the excess of the fair market value of share of ParentCo’s common stock on the date of exercise of the stock appreciation right over the base price of the stock appreciation right. The base price will be established by the Administrator at the time of grant of the stock appreciation right and generally may not be less than the fair market value of a share of ParentCo’s common stock on the date of grant. Stock appreciation rights may be granted in connection with other awards or independently. The maximum term of a stock appreciation right is ten years from the date of grant.

The other types of awards that may be granted under the 2023 Plan include, without limitation, stock bonuses, restricted stock, restricted stock units, performance stock, stock units or phantom stock (which are contractual rights to receive shares of stock, or cash based on the fair market value of a share of stock), dividend equivalents which represent the right to receive a payment based on the dividends paid on a share of stock over a stated period of time, or similar rights to purchase or acquire shares, and cash awards.

Any awards under the 2023 Plan (including awards of stock options and stock appreciation rights) may be fully-vested at grant or may be subject to time- and/or performance-based vesting requirements.

Dividend Equivalents; Deferrals. The Administrator may provide for the deferred payment of awards and may determine the other terms applicable to deferrals. The Administrator may provide that awards under the 2023 Plan (other than options or stock appreciation rights), and/or deferrals, earn dividends or dividend equivalents based on the amount of dividends paid on outstanding shares of Common Stock, provided that any dividends and/or dividend equivalents as to the portion of an award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the award to which they relate in the event the applicable vesting requirements are not satisfied (or, in the case of a restricted stock or similar award where the dividend must be paid as a matter of law, the dividend payment will be subject to forfeiture or repayment, as the case may be, if the related vesting conditions are not satisfied).

Assumption and Termination of Awards. If an event occurs in which ParentCo does not survive (or does not survive as a public company in respect of its common stock), including, without limitation, a dissolution, merger, combination, consolidation, conversion, exchange of securities, or other reorganization, or a sale of all or substantially all of the business, stock or assets of ParentCo, awards then-outstanding under the 2023 Plan will not automatically become fully vested pursuant to the provisions of the 2023 Plan so long as such awards are assumed, substituted for or otherwise continued. However, if awards then-outstanding under the 2023 Plan are to be terminated in such circumstances (without being assumed or substituted for), such awards would generally become fully vested (with any performance goals applicable to the award being deemed met at the “target” performance level), subject to any exceptions that the Administrator may provide for in an applicable award agreement. The Administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2023 Plan. For example, the Administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event or in connection with a termination of the award holder’s employment.

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Transfer Restrictions. Subject to certain exceptions contained in Section 12(b) of the 2023 Plan, awards under the 2023 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Administrator has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws and are not made for value (other than nominal consideration, settlement of marital property rights, or for interests in an entity in which more than 50% of the voting securities are held by the award recipient or by the recipient’s family members).

Adjustments. As is customary in incentive plans of this nature, each share limit and the number and kind of shares available under the 2023 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, and performance targets under certain types of performance-based awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the stockholders.

No Limit on Other Authority. The 2023 Plan does not limit the authority of the ParentCo Board or any committee to grant awards or authorize any other compensation, with or without reference to ParentCo’s common stock, under any other plan or authority.

Termination of or Changes to the 2023 Plan. The ParentCo Board may amend or terminate the 2023 Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by the ParentCo Board. Unless terminated earlier by the ParentCo Board and subject to any extension that may be approved by stockholders, the authority to grant new awards under the 2023 Plan will terminate on the tenth anniversary of its establishment. Outstanding awards, as well as the Administrator’s authority with respect thereto, generally will continue following the expiration or termination of the plan. Generally speaking, outstanding awards may be amended by the Administrator (except for a repricing), but the consent of the award holder is required if the amendment (or any plan amendment) materially and adversely affects the holder.

U.S. Federal Income Tax Consequences of Awards under the 2023 Plan

The following is a summary of some of the material federal income tax consequences to participants in the 2023 Plan under current federal tax laws. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state, local or international income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Code to the extent an award is subject to and does not satisfy those rules. This summarized tax information is not tax advice.

With respect to nonqualified stock options, ParentCo is generally entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, ParentCo is generally not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the 2023 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); restricted stock units, bonuses, stock appreciation rights, cash and stock-based performance awards, dividend equivalents, stock units, and other types of awards are generally subject to tax at the time of payment; and compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, ParentCo will generally have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the 2023 Plan in connection with a “change in control” (as this term is used under the Code), ParentCo may not be permitted to deduct the portion of the compensation attributable to the acceleration (“parachute payments”) if it exceeds certain threshold limits under the Code (and certain related excise taxes may be triggered). Furthermore, under Section 162(m) of the Code, the aggregate compensation in excess of $1,000,000 payable to current or former named executive officers (including amounts attributable to equity-based and other incentive awards) may not be deductible by ParentCo in certain circumstances.

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Specific Benefits under the 2023 Plan

ParentCo has not approved any awards that are conditioned upon stockholder approval of the 2023 Plan. ParentCo is not currently considering any other specific award grants under the 2023 Plan.

Vote Required for Approval of the 2023 Plan

The approval of this proposal to adopt the 2023 Plan requires the affirmative vote of the holders of a majority of the Kernel Class A and B Ordinary Shares cast by the stockholders represented “in person” or by proxy and entitled to vote thereon at the Extraordinary General Meeting, voting together as a single class, assuming that a quorum is present. Abstentions will have no effect on the Incentive Plan Proposal. Broker non-votes will have no effect with respect to the approval of Incentive Plan Proposal.

The Incentive Plan Proposal is conditioned on the approval of the Business Combination, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Employee Stock Purchase Plan Proposal and the Election of Directors Proposal.

Recommendation of the Kernel Board

THE KERNEL BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of the Sponsor’s or Kernel’s directors and officers may result in a conflict of interest on the part of each such director or officer between what such director or officer may believe is in the best interests of Kernel and its shareholders and what such director or officer may believe in the best interests of such director or officer in determining to recommend that shareholders vote for the proposals. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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SHAREHOLDER PROPOSAL NO. 7: THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

General

Assuming the Business Combination Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal and the Incentive Plan Proposal are approved, stockholders are being asked to approve the Employee Stock Purchase Plan (the “ESPP”). The Kernel Board has approved the ESPP, subject to stockholder approval at the Extraordinary General Meeting.

The purpose of the ESPP is to enable eligible employees of ParentCo and certain of its subsidiaries to use payroll deductions to purchase shares of ParentCo’s common stock (“Common Stock”) and thereby enhance the sense of participation in the affairs of ParentCo. The Kernel Board believes that providing eligible employees with the opportunity to acquire an ownership interest in ParentCo has been, and will continue to be, essential to ParentCo’s ability to attract and retain the highest quality and highest performing employees. The Kernel Board also believes that the ownership of shares of Common Stock by ParentCo’s employees motivates those employees to contribute to the achievement of ParentCo’s corporate objectives and ParentCo’s success. The ESPP includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”). It is intended for the 423 Component to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the 423 Component shall be interpreted in accordance with that intent. The 423 Component will provide potential additional tax benefits to employees, in addition to the general plan benefit of enabling them to share in the ownership of ParentCo. Under the Non-423 Component, which does not qualify as an “employee stock purchase plan” within the meaning of Section 423(b) of the Code, options will be granted pursuant to rules, procedures or sub-plans adopted by the Administrator designed to comply with appliable laws to achieve tax, and other objectives for eligible employees. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

The initial maximum aggregate number of shares of Common Stock that may be purchased under the ESPP will be [●], which shall increase January 1, 2025 and each January 1 thereafter until the ESPP terminates, by the least of (i) [●] shares of Common Stock, (ii) [●]% of the number of shares of Common Stock issued and outstanding on the immediately preceding December 31, and (iii) such lesser number of shares of Common Stock as determined by the Administrator (collectively, the “ESPP Share Pool”). In 2023, the ESPP Share Pool represents approximately [●]% of the total number of shares of Common Stock outstanding as of the Closing of the Business Combination.

Summary of the ESPP

The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, in the form attached hereto as Annex G. As of the date of this proxy, no options to purchase shares of Common Stock have been granted under the ESPP.

Purposes

The purposes of the ESPP are to attract, retain and reward eligible employees, to incentivize them to generate stockholder value, to enable them to participate in ParentCo’s growth and to align their interests with the interests of ParentCo’s stockholders. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code.

Administration

The ESPP will be administered by the ParentCo Board, which will have the authority to interpret the ESPP, determine eligibility under the ESPP, prescribe forms, rules and procedures relating to the ESPP, and otherwise do all things necessary or appropriate to carry out the purposes of the ESPP. The ParentCo Board may delegate such of its duties, powers and responsibilities as it may determine to one or more of its members, and, to the extent permitted by law, ParentCo’s officers, and may delegate to employees and other persons such ministerial tasks as it deems appropriate. As used in this summary, the term “Administrator” refers to ParentCo’s Compensation Committee and its authorized delegates, as applicable.

Shares subject to the ESPP

Subject to adjustment as described below, [●] shares of Common Stock are available for purchase pursuant to the exercise of options under the ESPP. Shares to be delivered upon exercise of options under the ESPP may be authorized but unissued stock, treasury stock, or stock acquired in an open-market transaction. If any option granted under the ESPP expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such option will again be available for purchase under the ESPP.

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Eligibility

All individuals classified as employees on the payroll records of ParentCo or its subsidiaries are eligible to participate in any one or more of the offerings under the ESPP, provided that, unless otherwise determined by the Administrator, as of the first day of the applicable offering (the “Offering Date”) they are customarily employed by ParentCo or one of its subsidiaries for more than 20 hours a week and have been employed for such period as determined by the Administrator in advance of an offering, with such period not to exceed two years.

General terms of participation

The ESPP allows eligible employees to purchase shares of Common Stock during specified offering periods set by the Administrator, with such offering periods not to exceed 27 months. During each offering period, eligible employees will be granted an option to purchase shares of Common Stock on the last business day of the offering period. Each participant may authorize payroll deductions or contributions at a minimum of 1 percent up to a maximum of 15 percent of such participant’s compensation for each pay period or such other maximum as may be specified by the Administrator in advance of an offering. A participant may purchase a maximum number of shares of Common Stock with respect to any offering period (or such lesser number as the Administrator may prescribe) equal to the lesser of (a) a number of shares of Common Stock determined by dividing such participant’s accumulated payroll deductions or contributions on such offering’s exercise date by the per-share purchase price, (b) the number of shares of Common Stock determined by dividing $25,000 by the fair market value of the Common Stock on the offering date for such offering; or (c) such other lesser maximum number of shares as shall have been established by the Administrator in advance of the offering. Each participant’s option shall be exercisable only to the extent of such participant’s accumulated payroll deductions or contributions on the exercise date.

The purchase price of each share of Common Stock issued pursuant to the exercise of an option under the ESPP on an exercise date will be 85% (or such greater percentage as specified by the Administrator) of the lesser of: (a) the fair market value of a share of Common Stock date the option is granted, which will be the first day of the offering period, and (b) the fair market value of a share of Common Stock on the exercise date, which will the last business day of the offering period.

The Administrator has the discretion to change the commencement and exercise dates of offering periods, the purchase price, the maximum number of shares that may be purchased with respect to any offering period, the duration of any offering periods and other terms of the ESPP, in each case, without stockholder approval, except as required by law.

Adjustments

In the event of any change in ParentCo’s outstanding stock by reason of a stock dividend, stock split, reverse stock split, split-up, recapitalization, merger, consolidation, reorganization, or other capital change, the aggregate number and type of shares available for purchase under the ESPP, the maximum number and type of shares purchasable during an offering period, and the purchase price per share will be appropriately adjusted.

Corporate transactions

In the event of a sale of all or substantially all of the stock of ParentCo, a sale of all or substantially all of the assets of ParentCo, or a merger or similar transaction in which ParentCo is not the surviving corporation or that results in the acquisition of ParentCo by another person, the Administrator may provide that each outstanding option will be assumed or substituted for or will be cancelled and the balances of participants’ accounts returned, or that the option period will end before the date of the proposed corporate transaction.

Amendments and termination

The ParentCo Board has discretion to amend the ESPP to any extent and in any manner it may deem advisable, provided that any amendment that would be treated as the adoption of a new plan for purposes of Section 423 of the Code will require stockholder approval. The ParentCo Board may suspend or terminate the ESPP at any time.

Federal Income Tax Information

The following is a summary of some of the material federal income tax consequences to participants in the ESPP under current federal tax laws. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.

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The 423 Component of the ESPP, and the right of participants to make purIhases thereunder, is intended to qualify under the provisions of Section 423 of the Code. The ESPP is not subject to any provisions of the Employee Retirement Income Security Act of 1974.

Under the applicable Code provisions, no income derived from the 423 Component will be taxable to a participant until the sale or other disposition of the shares of Common Stock purchased under the ESPP (the “ESPP shares”). Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the participant’s holding period with respect to the ESPP shares. If the ESPP shares are sold or disposed of more than two years from the first day of the offering period and more than one year from the date of purchase, or upon the participant’s death while owning the ESPP shares, the participant will recognize ordinary income measured as the lesser of (1) the excess of the fair market value of the ESPP shares at the time of such sale or disposition over the purchase price or (2) an amount equal to the excess of the fair market value of the ESPP shares as of the first day of the offering period over the purchase price. Any additional gain will be treated as long-term capital gain. If the ESPP shares held for the periods described above are sold and the sale price is less than the purchase price, there is no ordinary income and the participant has a long-term capital loss equal to the difference between the sale price and the purchase price. If shares are sold or otherwise disposed of before the expiration of the holding periods described above, other than following the participant’s death while owning the shares, the participant will recognize ordinary income generally measured as the excess of the fair market value of the ESPP shares on the date the ESPP shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on the participant’s holding period with respect to the ESPP shares. ParentCo is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized upon a sale or disposition of shares prior to the expiration of the holding periods described above. ParentCo will treat any transfer of record ownership of shares as a disposition, unless ParentCo is notified to the contrary. In order to enable ParentCo to learn of dispositions prior to the expiration of the holding periods described above and ascertain the amount of the deductions to which ParentCo is entitled, participating employees will be required to notify ParentCo in writing of the date and terms of any disposition of shares purchased under the ESPP.

New Plan Benefits

The amounts of future stock purchases under the ESPP are not determinable because, under the terms of the ESPP, purchases are based upon elections made by participants. Future purchase prices are not determinable because they are based upon fair market value of shares of Common Stock.

Required Vote

Approval of the ESPP requires the affirmative vote of the holders of a majority of the Kernel Class A and Class B Ordinary Shares cast by the stockholders represented present “in person” or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting, voting together as a single class, assuming that a quorum is present. Abstentions and broker non-votes will not be counted as shares voting on such matter and accordingly will have no effect on the approval of this Employee Stock Purchase Plan Proposal.

The Employee Stock Purchase Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, and the Election of Directors Proposal.

Recommendation of the Kernel Board

THE KERNEL BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of the Sponsor’s or Kernel’s directors and officers may result in a conflict of interest on the part of each such director or officer between what such director or officer may believe is in the best interests of Kernel and its shareholders and what such director or officer may believe in the best interests of such director or officer in determining to recommend that shareholders vote for the proposals. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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SHAREHOLDER PROPOSAL NO. 8: THE ELECTION OF DIRECTORS PROPOSAL

Overview

Pursuant to the Business Combination Agreement, immediately after the Closing, the parties thereto shall take all necessary action to designate and appoint to the Post-Closing Board nine persons as follows: (i) seven persons designated prior to the Closing by AIRO, at least four of whom will be independent; and (ii) two persons designated prior to the Closing by Kernel. Initially, AIRO has designated [●], [●], and [●] as directors, and [●], [●], [●] and [●] as independent directors. Kernel has selected [●] and [●] to serve as directors. Kernel has designated [●] as a non-independent director and [●] as an independent director.

See “Shareholder Proposal No. 1 — The Business Combination Proposal.”

Information for each nominee is set forth in the sections entitled “Management After the Business Combination,” “Business of AIRO” and “Information About Kernel –Directors and Executive Officers.”

Vote Required for Approval

The election of directors under the Election of Directors Proposal requires passage by a simple majority of the holders of the Class B Ordinary Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the Extraordinary General Meeting. Prior to the closing of a business combination, holders of Class A Ordinary Shares have no right to vote on the appointment or removal of any director.

The Election of Directors Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal and the Employee Stock Purchase Plan Proposal.

Recommendation of the Kernel Board

THE KERNEL BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ELECTION OF DIRECTORS PROPOSAL.

The existence of financial and personal interests of one or more of the Sponsor’s or Kernel’s directors and officers may result in a conflict of interest on the part of each such director or officer between what such director or officer may believe is in the best interests of Kernel and its shareholders and what such director or officer may believe in the best interests of such director or officer in determining to recommend that shareholders vote for the proposals. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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SHAREHOLDER PROPOSAL NO. 9: The Adjournment Proposal

Overview

The Adjournment Proposal, if adopted, will allow the Kernel Board to adjourn the Extraordinary General Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to Kernel’s stockholders in the event that based upon the tabulated vote at the time of the Extraordinary General Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Domestication Proposal, the Kernel Charter Amendment Proposal, the ParentCo Charter Amendment Proposal, the Nasdaq Proposal, the Incentive Plan Proposal, the Employee Stock Purchase Plan Proposal or the Election of Directors Proposal. In no event will the Kernel Board adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Existing Kernel Governing Documents and Cayman Islands Companies Law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Kernel’s stockholders, the Kernel Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposal.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote in person (which would include presence at a virtual meeting) or by proxy of holders of a majority of the outstanding Kernel Ordinary Shares as of the Record Date, assuming that a quorum is present. Abstentions will have no effect on the Adjournment Proposal. Broker non-votes will have no effect with respect to the approval of the Adjournment Proposal.

Recommendation of the Kernel Board

THE KERNEL BOARD UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of the Sponsor’s or Kernel’s directors and officers may result in a conflict of interest on the part of each such director or officer between what such director or officer may believe is in the best interests of Kernel and its shareholders and what such director or officer may believe in the best interests of such director or officer in determining to recommend that shareholders vote for the proposals. See the section entitled “Interests of Kernel’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Kernel is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

Kernel is a blank check company incorporated as a Cayman Islands exempted company on November 10, 2020. Kernel incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

AIRO Group Holdings, Inc. (“AIRO”), a Delaware corporation, was incorporated on August 30, 2021, for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry to develop its business across four primary divisions: (i) Advanced Avionics; (ii) Training; (iii) Uncrewed Air Systems; and (iv) Electric Air Mobility.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 combines the historical unaudited condensed balance sheet of Kernel as of September 30, 2022 with the historical unaudited condensed consolidated balance sheet of AIRO as of September 30, 2022 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on September 30, 2022.

Kernel and AIRO have the same fiscal years ending December 31. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 combine the historical statements of operations of Kernel and AIRO for such periods on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on January 1, 2021, the beginning of the earliest period presented.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 are presented as if the following occurred:

●	the merger of Kernel Merger Sub, a wholly owned subsidiary of ParentCo, with and into Kernel, with Kernel surviving as a wholly owned subsidiary of ParentCo;

●	The merger of AIRO Merger Sub, a wholly owned subsidiary of ParentCo, with and into AIRO, with AIRO surviving as a wholly owned subsidiary of ParentCo;

●	the redesignation of Kernel’s outstanding 7,626,878 Class A Ordinary Shares (0 Class A Ordinary Shares assuming maximum redemptions) and 7,618,750 Class B Ordinary Shares as ParentCo common stock;

●	the issuance of 77,000,000 shares of ParentCo common stock to the stockholders of AIRO;

●	all six extension deposits are made to the Trust Account totaling $1,800,000 and the Sponsor will receive 1,800,000 shares of ParentCo common stock in consideration for the extension loans upon completion of the Business Combination; and

●	the execution of the Meteora Backstop Agreement, pursuant to which Meteora intends to purchase up to 7,700,000 shares of Kernel Class A Ordinary Shares (or, if following the Business Combination, ParentCo common stock) through a broker in the open market (which, if all such shares are purchased, approximately, would be valued at $77,000,000), including from holders that previously elected to redeem their shares of Kernel Class A Ordinary Shares pursuant to Kernel’s redemption offer and subsequently revoke their elections.

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The historical financial information of Kernel was derived from the unaudited condensed financial statements of Kernel as of and for the nine months ended September 30, 2022 and from the audited financial statements for the year ended December 31, 2021, included elsewhere in this registration statement. The historical financial information of AIRO was derived from the unaudited condensed consolidated financial statements of AIRO as of and for the nine months ended September 30, 2022 and from the audited consolidated financial statements for the year ended December 31, 2021, included elsewhere in this registration statement. This information should be read together with Kernel’s and AIRO’s audited and unaudited consolidated financial statements and related notes, the sections entitled “Kernel’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “AIRO’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this registration statement.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. Significant assumptions include AIRO obtaining $25 million in convertible debt that could convert to equity at closing, Kernel obtaining $37.5 million of equity investments or convertible debt that could convert to equity at closing and potential conversions of debt to equity and deferrals in payment timing as further described in the notes to the pro forma adjustments. The potential conversions are subject to negotiation but have been considered in the pro forma adjustments in order to meet debt thresholds established within the Business Combination Agreement. The AIRO financial statements reflect the results of operations for nine months of Aspen Avionics, Inc., AIRO’s predecessor and accounting acquirer, and the operating activity for Agile Defense, LLC, AIRO Drone, LLC, Jaunt Air Mobility LLC, Coastal Defense, Inc. and Sky-Watch A/S from their respective closing dates with AIRO as further described in “Business of AIRO”. As part of the pro forma adjustments, AIRO included adjustments to recognize interest and contingent consideration expense related to the Aspen Management Carveout Plan and other agreements. Adjustments were also made to reflect the February 1, 2023 redemptions of Kernel’s stock which totaled $229.2 million.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain available information as of the date of these unaudited pro forma condensed combined financial statements and certain assumptions and methodologies that Kernel believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Kernel believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The pro forma condensed combined financial statements have been presented for informational purposes only and are not necessarily indicative of what Kernel’s and AIRO’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the pro forma data do not purport to project the future financial position or operating results of ParentCo. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Kernel, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and AIRO will be treated as the accounting acquirer. AIRO has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under the redemption scenarios:

●	AIRO’s existing stockholders will have more than 80% of the voting interest of ParentCo under all scenarios;

●	AIRO’s senior management will comprise the senior management of ParentCo;

●	the directors nominated by AIRO will represent the majority of the board of directors of ParentCo; and

●	AIRO’s operations will comprise the ongoing operations of ParentCo.

Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which AIRO is issuing stock for the net assets of Kernel. The net assets of Kernel will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AIRO.

Basis of Pro Forma Presentation

Pursuant to the current Kernel Charter, Kernel’s public stockholders may demand that Kernel redeem their Class A Ordinary Shares for cash if the Business Combination is consummated, irrespective of whether they vote for or against the Business Combination. If a public stockholder properly demands redemption of their shares, Kernel will redeem each share for cash equal to the public stockholder’s pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The unaudited pro forma condensed combined financial information has been prepared assuming alternative levels of cash redemptions of Kernel’s Ordinary Shares and purchases of shares under the Meteora Backstop Agreement:

● Scenario 1 Assuming No Redemptions: This presentation assumes that (i) no Kernel public stockholders exercise redemption rights with respect to their Class A Ordinary Shares of 7,626,878 which were outstanding as of the date of this filing and (ii) there are no purchases of shares under the Meteora Backstop Agreement. Redemptions are based on a total of 30,475,000 redeemable Class A Ordinary Shares pursuant to the Kernel Charter less the 22,848,122 Class A Ordinary Shares redeemed in February 2023.

● Scenario 2 Assuming Maximum Redemptions with Backstop: This presentation assumes that (i) 100% of Kernel public stockholders holding 7,626,878 Class A Ordinary Shares will exercise their redemption rights for approximately $79.2 million of funds in Kernel’s Trust Account, which includes the receipt of $1.8 million from the extension deposits, based on a $10.39 per share Redemption Price and (ii) the maximum number of shares up to the ownership cap of 9.9% or 7,700,000 shares will be purchased under the Meteora Backstop Agreement.

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● Scenario 3 Assuming Maximum Redemptions without Backstop: This presentation assumes that (i) 100% of Kernel public stockholders holding 7,626,878 Class A Ordinary Shares will exercise their redemption rights for approximately $79.2 million of funds in Kernel’s Trust Account, which includes the receipt of $1.8 million from the extension deposits and (ii) no shares will be purchased under the Meteora Backstop Agreement.

The table below shows the issued and outstanding shares under each of the Scenarios set forth above following the closing of the Business Combination, as well as potential sources of dilution:

Issued and Outstanding Share Basis	No Redemption	% Owned	Maximum Redemption with Backstop	% Owned	Maximum Redemption without Backstop	% Owned
Kernel Public Shareholders	7,626,878	8.1%	-	-%	-	-%
Kernel Founder Shares	7,618,750	8.1%	7,618,750	8.1%	7,618,750	8.8%
AIRO shareholders (1)	77,000,000	81.9%	77,000,000	81.9%	77,000,000	89.1%
Meteora Backstop Agreement	-	-%	7,626,878	8.1%	-	-%
Extension Shares (2)	1,800,000	1.9%	1,800,000	1.9%	1,800,000	2.1%
Pro Forma common stock at September 30, 2022	94,045,628	100.0%	94,045,628	100.0%	86,418,750	100.0%

Potential sources of dilution:
Public Warrants (3)	15,237,500	16.2%	15,237,500	16.2%	15,237,500	17.6%
Private Warrants (4)	8,750,000	9.3%	8,750,000	9.3%	8,750,000	10.1%
First Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Second Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Third Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Fourth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%
Fifth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%
Sixth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%

(1)	Does not reflect closing adjustments to the merger consideration required by the terms of the Business Combination Agreement, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $14,000,000, that are not expected to be significant. Assumes exercise of the AIRO Warrants and AIRO options assumed by ParentCo in the Business Combination.

(2)	Assumes the issuance of Class A common stock under the terms of the Extension Agreement. The agreement calls for an issuance of up to 1,800,000 shares for the payment of extension payments.

(3)	Assumes exercise of 15,237,500 Public Warrants (at a purchase price of $11.50 per Public Warrant) resulting in a cash inflow of $175,231,250 for ParentCo and 15,237,500 shares of ParentCo common stock issued to holders of Public Warrants.

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(4)

Assumes exercise of 8,750,000 Private Placement Warrants (at $11.50 per Private Placement Warrant) resulting in a cash inflow of $100,625,000 for ParentCo and 8,750,000 shares of ParentCo common stock issued to holders of Private Placement Warrants.

(5)	Assumes the earnout measurements will be met and based on $10.00 stated price per share per the Business Combination Agreement:

(i) In the event ParentCo’s revenue for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”) is greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(ii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iv) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(v) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(vi) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2022

(Dollars in thousands, except per share data)

			Scenario 1 Assuming No Redemptions into Cash Pro Forma			Scenario 2 Assuming Maximum Redemptions into Cash Shares Purchased under Backstop Agreement Pro Forma			Scenario 3 Assuming Maximum Redemptions into Cash No Shares Purchased under Backstop Agreement Pro Forma
	AIRO	KRNL	Adjustments		Balance Sheet	Adjustments		Balance Sheet	Adjustments		Balance Sheet
Assets
Current assets:
Cash and cash equivalents	1,337	113	79,243	(1)	102,186	-	(1)	22,943	100	(1)	23,043
			(22,274)	(2)		(22,274)	(2)		(22,274)	(2)
			(16,933)	(5)		(16,933)	(5)		(16,933)	(5)
			(1,800)	(7)		(1,800)	(7)		(1,800)	(7)
			25,000	(8)		25,000	(8)		25,000	(8)
			37,500	(6)		37,500	(6)		37,500	(6)
Restricted cash	223	-	-		223			223			223
Accounts receivable, net	1,339	-	-		1,339			1,339			1,339
Related party receivables	379	-	-		379			379			379
Inventory	2,400	-	-		2,400			2,400			2,400
Prepaid expenses and other current assets	793	159	-		952			952			952
Deferred offering costs	2,083	-	(2,083)	(2)	-	(2,083)	(2)	-	(2,083)	(2)	-
Tax receivable	779	-	-		779			779			779
Total current assets	9,333	272	98,653		108,258	19,410		29,015	19,510		29,115

Property and equipment, net	11,191	-	-		11,191			11,191			11,191
Right-of-use operating lease assets	1,112	-	-		1,112			1,112			1,112
Goodwill	115,183	-	-		115,183			115,183			115,183
Intangible assets, net	111,613	-	-		111,613			111,613			111,613
Other assets	167	-	-		167			167			167
Forward purchase receivable	-	-	-		-	50,716	(1)	50,716	-		-
Investments held in Trust Account	-	306,603	(79,243)	(1)	-	(79,243)	(1)	-	(79,243)	(1)	-
			(229,160)	(1)	-	(229,160)	(1)	-	(229,160)	(1)	-
			1,800	(7)	-	1,800	(7)	-	1,800	(7)	-
Total assets	248,599	306,875	(207,950)		347,524	(236,477)		318,997	(287,093)		268,381

Liabilities and Class A Common Stock Subject to Possible Redemption and Stockholder’ Equity (Deficit)
Current liabilities:
Accounts payable	10,046	802	(4,488)	(2)	6,360	(4,488)	(2)	6,360	(4,488)	(2)	6,360
Related party payables	876	-	(512)	(5)	364	(512)	(5)	364	(512)	(5)	364
Accrued expenses and other current liabilities	3,916	1,909	(2,208)	(2)	3,717	(2,208)	(2)	3,717	(2,208)	(2)	3,717
			100	(1)		100	(1)		100	(1)
Accrued expenses - related party	-	154	(154)	(2)	-	(154)	(2)	-	(154)	(2)	-
Operating lease liabilities, current	490	-			490			490			490
Deferred revenue	170	-			170			170			170
Related party borrowings	2,543	-	(700)	(5)	1,843	(700)	(5)	1,843	(700)	(5)	1,843
Revolving lines of credit	1,465	-			1,465			1,465			1,465
Current maturities of debt	4,811	-	(4,439)	(5)	372	(4,439)	(5)	372	(4,439)	(5)	372
Total current liabilities	24,317	2,865	(12,401)		14,781	(12,401)		14,781	(12,401)		14,781

Long-term debt, net of current maturities	19,271	-	(10,045)	(5)	9,226	(10,045)	(5)	9,226	(10,045)	(5)	9,226
Deferred compensation	7,163	-	(1,433)	(5)	5,730	(1,433)	(5)	5,730	(1,433)	(5)	5,730
Deferred tax liability	351	-			351			351			351
Long-term deferred revenue	18	-			18			18			18
Operating lease liabilities, noncurrent	627	-			627			627			627
Other long-term liabilities	50	-			50			50			50
Contingent consideration	21,000	-	13,656	(5)	34,656	13,656	(5)	34,656	13,656	(5)	34,656
Deferred underwriting commissions	-	10,666	(10,666)	(2)	-	(10,666)	(2)	-	(10,666)	(2)	-
Warrant liabilities	-	720	-		720	-		720	-		720
Total liabilities	72,797	14,251	(20,889)		66,159	(20,889)		66,159	(20,889)		66,159

Class A common stock subject to possible redemption	-	306,503	(79,143)	(1)	-	(79,143)	(1)	-	(79,143)	(1)	-
			(229,160)	(1)		(229,160)	(1)		(229,160)	(1)
			1,800	(7)		1,800	(7)		1,800	(7)

Stockholders’ equity (deficit)
KRNL Preference Shares	-	-	-
AIRO common stock	-	-	-
KRNL Class A Ordinary Shares	-	-	9	(3)	9	9	(3)	9	9	(3)	9
KRNL Class B Ordinary Shares	-	1	(1)	(3)	-	(1)	(3)	-	(1)	(3)	-
Additional paid-in capital	293,866	-	79,143	(1)	492,214	79,143	(1)	492,214	-	(1)	413,071
			-	(1)		-	(1)		-	(1)
			(8)	(3)		(8)	(3)		(8)	(3)
			5,257	(9)		5,257	(9)		5,257	(9)
			25,000	(8)		25,000	(8)		25,000	(8)
			(13,880)	(4)		(13,880)	(4)		(13,880)	(4)
			49,136	(5)		49,136	(5)		49,136	(5)
			(1,800)	(7)		(1,800)	(7)		(1,800)	(7)
			37,500	(6)		37,500	(6)		37,500	(6)
			(18,000)	(7)		18,000	(7)		18,000	(7)
Accumulated other comprehensive loss	(1,717)	-	-		(1,717)	-		(1,717)	-		(1,717)
Accumulated deficit	(116,347)	(13,880)	-	(1)	(209,141)	-	(1)	(237,668)	-	(1)	(209,141)
			(6,841)	(2)		(6,841)	(2)		(6,841)	(2)
			13,880	(4)		13,880	(4)		13,880	(4)
			(62,696)	(5)		(62,696)	(5)		(62,696)	(5)
			(18,000)	(7)		(18,000)	(7)		(1,800)	(7)
			(5,257)	(9)		(5,257)	(9)		(5,257)	(9)
						(28,527)
Total stockholders’ equity (deficit)	175,802	(13,879)	119,443		281,435	90,915		252,838	40,299		202,222
Total liabilities, Class A common stock subject to possible redemption and stockholders’ equity (deficit)	248,599	306,875	(207,950)		347,524	(236,477)		318,977	(287,093)		268,381

101

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2021

(Dollars in thousands, except share and per share data)

	AIRO Historical	KRNL Historical	Transaction Accounting Adjustments (Assuming No Redemptions)	Note 2	Pro Forma Combined (Assuming No Redemptions	Transaction Accounting Adjustments (Assuming Maximum Redemptions with Backstop)	Note 2	Pro Forma Combined (Assuming Maximum Redemptions with Backstop)	Transaction Accounting Adjustments (Assuming Maximum Redemptions Without Backstop)	Note 2	Pro Forma Combined (Assuming Maximum Redemptions Without Backstop)
Revenue	$-	$-	$-		$-	-		$-	$-		$-
Operating expenses:
General and administrative expenses	808	3,597	6,841	(ee)	11,246	6,841	(ee)	11,246	6,841	(ee)	11,246
Administrative fees - related party	-	110	-		110	-		110	-		110
Total operating expenses	808	3,707	6,841		11,356	6,841		11,356	6,841		11,356
Income (Loss) from operations	(808)	(3,707)	(6,841)		(11,356)	(6,841)		(11,356)	(6,841)		(11,356)
Other income (expenses):
Change in fair value of liabilities	-	25,362	(61,560)	(dd)	(36,198)	(77,861)	(dd)	(52,499)	(61,560)	(dd)	(36,198)
Loss on issuance of Private Placement Warrants	-	(5,163)			(5,163)	-		(5,163)			(5,163)
Offering costs associated with issuance of warrants	-	(1,259)			(1,259)	-		(1,259)			(1,259)
Loss on extinguishment of debt	-	-	(23,257)	(cc)	(23,257)	(23,257)	(cc)	23,257	(23,257)	(cc)	(23,257)
Income from investments held in Trust Account	-	15	(15)	(aa)	-	(15)	(aa)	-	(15)	(aa)	-
Total other income (expense)	-	18,955	(84,832)		(65,877)	(101,133)		(82,178)	(84,832)		(65,877)
Income (loss) before income tax expense	(808)	15,248	(91,673)		(77,233)	(107,974)		(93,534)	(91,673)		(77,233)
Income tax expense	-	-	-		-	-		-	—		—
Net income (loss)	$(808)	$15,248	$(91,673)		$(77,233)	(107,974)		(93,534)	$(91,673)		$(77,233)
Weighted average shares outstanding of Class A Ordinary Shares, basic and diluted	11,723,387	27,552,740	94,045,628	(bb)	94,045,628	94,045,628	(bb)	94,045,628	(7,626,878)	(bb)	86,418,750
Basic and diluted net income (loss) per Class A Ordinary Share	$(0.07)	$0.43			$(0.82)	(1.15)		(0.99)			$(0.89)
Weighted average shares outstanding of Class B Ordinary Shares, basic		7,523,459	(7,523,459)	(bb)
Weighted average shares outstanding of Class B Ordinary Shares, diluted		7,618,750	(7,618,750)	(bb)
Basic and diluted net income per Class B Ordinary Share		$0.43

102

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2022

(Dollars in thousands, except share and per share data)

	AIRO Historical	KRNL Historical	Transaction Accounting Adjustments (Assuming No Redemptions)	Note 2	Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (Assuming Maximum Redemptions with Backstop)	Note 2	Pro Forma Combined (Assuming Maximum Redemptions with Backstop)	Transaction Accounting Adjustments (Assuming Maximum Redemptions Without Backstop)	Note 2	Pro Forma Combined (Assuming Maximum Redemptions Without Backstop)
Revenue	$13,622	$-	$-		$13,622	-		13,622	$-		$13,622
Cost of revenue	10,461	-	-		10,461	-		10,461	-		10,461
Gross profit	3,161	-	-		3,161	-		3,161	-		3,161
								-
Operating expenses:
Research and development	7,181	-			7,181	-		7,181			7,181
Sales and marketing	3,503	-			3,503	-		3,503			3,503
General and administrative expenses	8,202	783			8,451	-		8,985	-		8,985
Administrative fees - related party	-	90	-		90	-		90	-		90
Total operating expenses	18,886	873	-		19,759	-		19,759	-		19,759
Loss from operations	(15,725)	(873)	-		(16,598)	-		(16,598)	-		(16,598)
Other income (expense):						-		-
Interest expense, net	(2,868)		1,148	(ff)	(1,720)	1,148		(1,720)	1,148	(ff)	(2,868)
Change in fair value of derivative - warrant liabilities	666	11,754			12,420	-		12,420			12,420
(Gain) loss on extinguishment of debt	(541)	-			(541)	-		(541)			(541)
Income from investments held in Trust Account	-	1,838	(1,838)	(aa)	-	(1,838)	(aa)	-	(1,838)	(aa)	-
Other income (expense) net	1,667	-	(2,284)	(ff)	(617)	(14,510)	(ff)	(12,843)	(2,284)	(ff)	1,667
Total other income (expense)	(1,076)	13,592	(2,974)		9,542	(2,974)		(2,684)	(2,974)		10,678
Income (loss) before income tax expense	(16,801)	12,719	(2,974)		(7,056)	(2,974)		(19,282)	(2,974)		(5,920)
Income tax benefit (expense)	10,206	-	-		10,206	-		(2,020)	-		10,206
Net income (loss)	$(6,595)	$12,719	$(2,974)		$3,150	(2,974)		(9,076)	$(2,974)		$3,150
Weighted average shares outstanding of Class A Ordinary Shares, basic	18,860,691	30,475,000	94,045,628	(bb)	94,045,628	94,045,628	(bb)	94,045,628	(7,626,878)	(bb)	86,418,750
Weighted average shares outstanding of Class A Ordinary Shares, diluted	18,860,691	30,475,000	94,045,628	(gg)	94,045,628	94,045,628		94,045,628	(7,626,878)	(bb)	86,418,750
Basic net income (loss) per Class A Ordinary Share	$(0.35)	$0.33			$0.03	(0.03)		(0.10)			$0.04
Diluted net income (loss) per Class A Ordinary Share	(0.35)	0.33		(gg)	0.03	(0.03)		(0.10)			0.04
Weighted average shares outstanding of Class B Ordinary Shares, basic and diluted		7,618,750	(7,618,750)	(bb)		(7,618,750)	(bb)	-
Basic and diluted net income (loss) per Class B Ordinary Share		$0.33				-		-

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NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Kernel, who is the legal acquirer, will be treated as the “acquired” company for financial reporting purposes and AIRO will be treated as the accounting acquirer. This determination was primarily based on the following facts and circumstances: (i) AIRO’s existing stockholder will have more than 81.9% of the voting interest of ParentCo under both the no redemption and maximum redemption scenarios; (ii) AIRO’s senior management will comprise the senior management of ParentCo; (iii) the directors nominated by AIRO will represent a majority of the board of directors of ParentCo; and (iv) AIRO’s operations will comprise the ongoing operations of ParentCo. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of a capital transaction in which AIRO is issuing stock for the net assets of Kernel. The net assets of Kernel will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of AIRO. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 assumes the Business Combination occurred on September 30, 2022. The unaudited pro forma condensed combined statements of operation for the nine months ended September 30, 2022 and for the year ended December 31, 2021 present the pro forma effect of the Business Combination as if it had been completed on January 1, 2021, the beginning of the earliest period presented. These periods are presented on the basis of AIRO as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 has been prepared using, and should be read in conjunction with, the following:

● Kernel’s unaudited balance sheet as of September 30, 2022 and the related notes for the period ended September 30, 2022, included elsewhere in this registration statement; and

● AIRO’s unaudited condensed consolidated balance sheet as of September 30, 2022 and the related notes for the period ended September 30, 2022, included elsewhere in this registration statement.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2022 and for the year ended December 31, 2021 have been prepared using, and should be read in conjunction, with the following:

● Kernel’s audited statement of operations for the period ended December 31, 2021, and unaudited statement of operations for the nine months ended September 30, 2022, and the related notes included elsewhere in this registration statement; and

● AIRO’s audited consolidated statement of operations for the year ended December 31, 2021, and unaudited condensed consolidated statement of operations for the nine months ended September 30, 2022 and the related notes included elsewhere in this registration statement.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. Significant assumptions include AIRO obtaining $25 million in convertible debt that could convert to equity at closing, Kernel obtaining $37.5 million of equity investments or convertible debt that could convert to equity at closing and potential conversions of debt to equity and deferrals in payment timing as further described in the notes to the pro forma adjustments. The potential conversions are subject to negotiation but have been considered in the pro forma adjustments in order to meet debt thresholds established within the Business Combination Agreement. The AIRO financial statements reflect the results of operations for nine months of Aspen Avionics, Inc., AIRO’s predecessor and accounting acquirer, and the operating activity for Agile Defense, LLC, AIRO Drone, LLC, Jaunt Air Mobility LLC, Coastal Defense, Inc. and Sky-Watch A/S from their respective closing dates with AIRO as further described in “Business of AIRO”. As part of the pro forma adjustments, AIRO included adjustments to recognize interest and contingent consideration expense related to the Aspen Management Carveout Plan and other agreements. Adjustments were also made to reflect the February 1, 2023 redemptions of Kernel’s stock which totaled $229.2 million.

104

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination. The pro forma adjustments reflecting the consummation of the Business Combination are based on certain available information as of the date of these unaudited pro forma condensed combined financial statements and certain assumptions and methodologies that Kernel believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Kernel believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of ParentCo. They should be read in conjunction with the historical financial statements and notes thereto of Kernel and AIRO.

General Description of the Business Combination Agreement

On March 3, 2023, Kernel entered into the Business Combination Agreement by and among Kernel, Kernel Merger Sub, AIRO Merger Sub, ParentCo, AIRO, Sponsor, and Seller Representative, a copy of which is attached to this registration statement as Annex A. Pursuant to the Business Combination Agreement, on the Closing Date, Kernel Merger Sub will merge with and into Kernel (the “First Merger”), with Kernel surviving the First Merger as a wholly owned subsidiary of ParentCo, and immediately following the First Merger, AIRO Merger Sub will merge with and into AIRO (the “Second Merger”), with AIRO surviving the Second Merger as a wholly owned subsidiary of ParentCo. We refer to the post-Business Combination company and its consolidated subsidiaries following the Business Combination as “ParentCo.” The Business Combination will be accounted for as a reverse recapitalization.

Merger Consideration

As consideration for the Second Merger, the holders of AIRO’s common stock collectively shall be entitled to receive from ParentCo, in the aggregate, a number of shares of ParentCo common stock (with a per share value of $10.00) with an aggregate value equal to $770,000,000 minus (a) the amount, if any, by which the net working capital is less than negative $5,500,000 by more than $500,000, plus (b) the amount, if any, by which the net working capital is greater than negative $5,500,000 by more than $500,000 (but not less than zero), minus (c) the amount, if any, by which the closing net debt exceeds the target net debt of $75,000,000 by more than $500,000 (but not less than zero), minus (d) the amount, if any, by which the target net debt of $75,000,000 is less than closing net debt, minus (e) the amount, if any, by which AIRO’s transaction expenses exceed $14,000,000 (such resulting amount, the “AIRO Merger Consideration”).

Earnout Shares

After the Closing, subject to the terms and conditions set forth herein, (I) the AIRO Stockholders shall have the contingent right to receive shares of ParentCo Common Stock with an aggregate value of up to $330,000,000 (II) the Sponsor shall have the contingent right to receive shares of ParentCo Common Stock with an aggregate value of up to $33,000,000 (in the case of each of (I) and (II), subject to adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”), as additional consideration based on ParentCo’s revenue and EBITDA performance, as follows:

(i) In the event ParentCo’s revenue for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”) is greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

105

(ii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iv) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(v) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(vi) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

Both the number of Earnout Shares and the price per share is subject to adjustment to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the common stock (i.e., dilutive activities).

The accounting for the Earnout Shares was first evaluated under Accounting Standards Codification (“ASC”) 718 to determine if the arrangement represents a share-based payment arrangement. Because the Earnout Shares are issued to all of AIRO’s Shareholders (before the merger) and the Sponsor and there are no service conditions nor any requirement of the participants to provide goods or services, we determined that the Earnout Shares are not within the scope of ASC 718. In reaching this conclusion, Kernel focused on the fact that the Earnout Shares are not provided to any holder of options or unvested stock but rather the arrangement is provided only to vested equity holders.

Next, Kernel determined that the Earnout Shares represent a freestanding equity-linked financial instrument to be evaluated under ASC 480 and ASC 815-40. Based upon the analysis, Kernel concluded that the Earnout Shares should not be classified as a liability under ASC 480.

Under ASC 815-40, an entity must first evaluate whether an equity-linked instrument is considered indexed to the reporting entity’s stock. This analysis, which is performed under ASC 815-40-15, is a two-step test that includes evaluation of both exercise contingencies and settlement provisions. The Earnout Share arrangement contains contingencies – the daily volume weighted average stock price on the basis of a specific price per share. The contingency is based on an observable market or an observable index other than one based on Kernel’s stock. With respect to settlement provisions, the number of Earnout Shares is adjusted only for dilutive activities, which are an input into the pricing of a fixed-for-fixed option on equity shares under ASC 815-40-15-7E(c). It is important to note that, in absence of dilutive activities, there will be either zero or 19 million shares issuable under the Earnout Share arrangement; therefore, the triggering events for issuance of shares is only an exercise contingency to be evaluated under step 1 of ASC 815-40-15.

106

Kernel next considered the equity classification conditions in ASC 815-40-25 and concluded that all of them were met. Therefore, the Earnout Share arrangement is appropriately classified in equity.

As the merger is accounted for as a reverse recapitalization, the fair value of the Earnout Share arrangement as of the merger date will be accounted for as an equity transaction (as a deemed dividend) as of the closing date of the merger.

Warrants

Upon consummation of the Business Combination, there will be outstanding an aggregate of 15,237,500 Public Warrants and 8,750,000 Private Placement Warrants held by our Sponsor. Each of our outstanding whole warrants will be exercisable commencing 30 days following the Closing for one share of ParentCo common stock. Therefore, as of the date of this statement, if we assume that each outstanding whole warrant is exercised and one share of ParentCo common stock is issued as a result of such exercise, with payment to ParentCo of the exercise price of $11.50 per whole warrant for one whole share, ParentCo’s fully-diluted share capital would increase by a total of 23,987,500 shares, with approximately $275,856,250 million paid to ParentCo to exercise the warrants, assuming cash exercise.

Extension Share Award

Sponsor will be entitled to receive from ParentCo at Closing, as part of obtaining six (6) one-month extensions beyond the February 5, 2023 deadline to complete an initial business combination, additional shares of ParentCo common stock (collectively, an “Extension Share Award”). The Sponsor has exercised three such one-month extensions to May 5, 2023 to date, entitling the Sponsor to 600,000 additional shares of ParentCo common stock at Closing. If all the extensions are exercised, a total of 1,800,000 would be issued. The unaudited condensed combined pro forma information assumes that all six extension payments will be deposited in the Trust Account and a total of 1,800,000 shares will be issued to the Sponsor in settlement of the extension loans made to Kernel.

2. Adjustments to Unaudited Pro Forma Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to events that are directly attributable to the Business Combination. AIRO and Kernel have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had ParentCo filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of ParentCo’s shares outstanding, assuming the Business Combination had been completed on January 1, 2021, the beginning of the earliest period presented.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(1) Reflects the transactions relating to the business combination, purchase of shares under the Meteora Backstop Agreement and release of funds as part of such agreement.

Kernel and AIRO entered into an OTC Equity Prepaid Forward Transaction (the “Meteora Backstop Agreement”) with (i) Meteora Special Opportunity Fund I, LP, (ii) Meteora Capital Partners, LP and (iii) Meteora Select Trading Opportunities Master, LP (collectively, “Meteora”). The Meteora Backstop Agreement was entered into on February 28, 2023 prior to the execution of the Business Combination Agreement. The Meteora Backstop Agreement is intended to provide Kernel (pre-Closing) and ParentCo (post-Closing) with additional issued and outstanding shares and cash (in the short-term) following the closing of the Business Combination because it evidences Meteora’s intent to purchase shares from Kernel stockholders that elect to redeem their shares. This is intended to help Kernel obtain sufficient cash at the Closing of the Business Combination Agreement, reduce redemption related risks and generally facilitate the consummation of the Business Combination. However, if Meteora purchases any shares pursuant to the Meteora Backstop Agreement, immediately following the Closing, Kernel will need to prepay to Meteora an amount equal to the number of shares to be purchased by Meteora times the redemption price (as determined in accordance with the Kernel Charter), and, as a result, Kernel’s cash reserves would be reduced significantly. Please note Kernel may benefit from the additional cash and shares in the short-term but the Meteora Backstop Agreements may impose cash constraints on ParentCo and significantly reduce the amount of shares outstanding in the long-term, as described in the Risk Factor titled: “The Meteora Backstop Agreements may help ensure that Kernel has adequate cash under the Business Combination Agreement but could impose cash constrains on ParentCo in the long-term.”

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The Meteora Backstop Agreement was evaluated under the guidance of ASC 480. It was determined that the agreement should be accounted for as an asset and is presented at the fair value of the asset at the closing date. The value of the Meteora Backstop Agreement was calculated using the Options Method which makes use of the Binomial Lattice Model for evaluation. The valuation was prepared as if it was entered into on September 30, 2022 and the principal assumptions of the evaluation are as follows: volatility 50%; risk free interest of 4.25%; zero dividends; and a period of three years.

Pursuant to the Meteora Backstop Agreement, Meteora intends to purchase up to 7,700,000 Kernel Class A Ordinary Shares through a broker in the open market (which, if all such shares are purchased, would be valued at approximately $77,000,000), including from holders that previously elected to redeem their Kernel Class A Ordinary Shares during the redemption period (i.e., the period commencing upon the filing of the definitive registration statement and ending two (2) business days prior to the Extraordinary General Meeting) pursuant to Kernel’s redemption offer and subsequently revoke their elections. These purchases take place only after Kernel’s redemption deadline, which is two (2) business days prior to the Extraordinary General Meeting, but before the Closing of the Business Combination Agreement. Under the Meteora Backstop Agreement, the redemption rights in respect of the shares purchased thereunder have been waived, Meteora is prohibited from voting shares acquired by them in favor of the Business Combination and Meteora may purchase shares at prices offered to redeeming Public Stockholders. Kernel has not entered into a voting agreement in respect of such shares. None of the Kernel Class A Ordinary Shares purchased by Meteora may be voted in the Business Combination and Kernel has agreed to purchase those shares from Meteora on a forward basis at maturity (as further described below), but Kernel will not be required to purchase any of its Class A Ordinary Shares from Meteora at a price higher than the redemption price before or after the redemption deadline. The purchase price payable by Kernel will include a prepayment in the amount of the redemption price per share, payable from the proceeds released from the Trust Account related to those shares. The prepayment date is the earlier of: (i) one business day after the Closing of the Business Combination or (ii) the date any assets from the Trust Account are disbursed following the Closing of the Business Combination. Meteora may but is not obligated to sell some or all of the shares subject to the forward transaction following the expiration of the redemption period (i.e., two (2) business days prior to the Extraordinary General Meeting), after which those shares will no longer be subject to the forward transaction, and in such event Meteora will repay Kernel a portion of the prepayment amount relating to those shares from the sale proceeds equal to the number of shares sold by Meteora multiplied by the forward price (i.e. the lower of the redemption price, the then current forward price and the VWAP price for the last 10 trading days of the prior calendar month, but not lower than $5.00).

The Meteora Backstop Agreement matures on the earlier to occur of (a) 3 years after the closing of the Business Combination Agreement or (b) the date specified by Meteora in a written notice delivered at Meteora’s discretion if the VWAP of the shares during 20 out of 30 consecutive trading days is less than $3 per share. On the maturity date, Meteora may require that ParentCo repurchase all of the shares then being held by Meteora at a price equal to the redemption price (as determined in accordance with the Kernel Charter). Meteora will also be entitled to an additional $2.50 per share purchased with such amount being payable in shares of ParentCo common stock. The maturity date is significant because following the maturity date Kernel is under no obligation to repurchase shares then being held by Meteora. Shares sold by Meteora to third parties prior to the maturity date shall cease to be subject to the forward transaction. Any such sale will trigger an obligation by Meteora to pay Kernel an amount equal to the product of (a) the amount of shares sold by Meteora and (b) the forward price, which is defined in the Meteora Backstop Agreement as the lower of the redemption price (as determined in accordance with the Kernel Charter) and the VWAP price of the last ten trading days (but not lower than $5.00). During the term of the Meteora Backstop Agreement, Meteora may elect to sell some or all of the shares subject to the forward transaction after which those shares will no longer be subject to the forward transaction, and in such event Meteora will repay Kernel (or ParentCo, if made post-Closing) a portion of prepayment amount relating to those shares from the sale proceeds equal to the number of shares sold by Meteora multiplied by the forward price (i.e. the lower of the redemption price, the then-current forward price and the VWAP price for the last 10 trading days of the prior month, but not less than $5.00). If the Meteora Backstop Agreement is terminated after the Business Combination fails to close, except due to regulatory items or a material breach by Meteora, Kernel will be obligated to pay Meteora a break-up fee equal to $500,000 and certain fees and expenses. The maximum value of the agreement liability at settlement date under conditions of the contract as if they occurred at the reporting date is a liability of $19.3 million (i.e. 7,700,000 shares unsold at the reporting date x $2.50). ParentCo will also be obligated to pay a structuring fee in the amount of $5,000 on the first trading day of each calendar quarter to Meteora after the Business Combination is complete until the maturity date. Meteora has agreed that it does not possess and/or has agreed to waive any redemption rights with respect to the Kernel Class A Ordinary Shares that it may acquire in accordance with the Meteora Backstop Agreement.

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The amount of cash payment made to Meteora as a prepayment for the purchase of shares prior to closing under each of the scenarios.

Scenario 1 - No Redemptions - Meteora does not exercise its right to purchase Kernel Class A Ordinary Shares under the Meteora Backstop Agreement, so we do not receive any proceeds from the Meteora Backstop Agreement. $79.2 million is delivered to Kernel from the Trust, which includes the receipt of $1.8 million from the extension deposits. Number of Public Shares outstanding is based on a total of 30,475,000 redeemable Public Shares pursuant to the Kernel Charter less the 22,848,122 Public Shares redeemed in February 2023.

Scenario 2 - Maximum Redemptions with Backstop - Meteora purchases 7,626,878 shares, in the aggregate, under the Meteora Backstop Agreement. This assumes Meteora is able to purchase the shares prior to Closing but unable to sell the shares on the Closing date and no proceeds are received by Kernel. $79.2 million is delivered to Kernel from the Trust, which includes the receipt of $1.8 million from the extension deposits. Cash delivered at Closing to Meteora by us would be approximately $79.2 million.

Scenario 3 - Maximum Redemptions without Backstop – Meteora is unable to purchase any shares under the Meteora Backstop Agreement.

Reflects the reclassification of Kernel Class A Ordinary Shares subject to possible redemption to permanent equity assuming conversion of 7,626,878 Class A Ordinary Shares into shares of ParentCo common stock on a one-to-one basis. This amount is approximately $79.2 million.

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The following is a detail of footnote (1) entry (in thousands, except share and per share data):

		Scenario 1			Scenario 2			Scenario 3
		Assuming No Redemptions into Cash			Assuming Maximum Redemptions into Cash			Assuming Maximum Redemptions into Cash
					Shares Purchased under Backstop Agreement			No Shares Purchased under Backstop Agreement
				Net Changes			Net Changes			Net Changes
Cash and cash equivalents	Cash From Trust	79,243	(i)	79,243	79,243	(i)		100	(i)
	Payment for forward purchase	-	(ii)		(79,243)	(ii)	-	-	(ii)	-

Cash held in Trust	Transfer of cash from Trust	(79,243)	(i)	(308,403)	(79,243)	(i)	(308,403)		(i)	(308,403)
	To record redemptions	(229,160)	(iv)		(229,160)	(iv)		(308,403)	(iv)

Forward purchase receivable	Payment for Backstop Agreement	-	(ii)	-	79,243	(ii)		-	(ii)	-
	Valuation adjustment				(28,527)	(ii)	50,716

Accrued expenses and other current liabilities	Accrual for dissolution expenses	100	(i)	100	100	(i)	100	100	(i)	100

KRNL Class A Ordinary Shares subject to possible redemption	Transfer of common stock	(79,143)	(iii)	(308,303)	(79,143)	(iii)	(308,303)		(iii)	(308,303)
	To record redemptions	(229,160)	(iv)		(229,160)	(iv)		(308,303)	(iv)

Additional paid-in capital	Increase for transfer of common stock	79,143	(iii)	79,143	79,143	(iii)	79,143		(iii)

Accumulated deficit	Valuation adjustment	-	(ii)	-	(28,527)	(ii)	(28,527)	-	(ii)	-

(i) To record the release of Cash from the Trust Account for Redeemed shares, inclusive of $0.1 million of interest to pay dissolution expenses				0%			100%			100%
Shares redeemed				-			7,626,878			7,626,878
Price per redeemable share		$10.39		-
Total shares purchased per the Backstop Agreement				-			7,626,878			-
Total shares outstanding after the Backstop agreement				-			7,626,878			-
Total cash deposited from the Trust to the Company				$79,243			$79,243			$-

(ii) To record the payment to forward purchase of shares	Shares purchased times redeemable Price			$-			79,243			-

	Valuation of agreement			$-			$50,716			$-
	Adjustment for valuation			$-			$28,527			$-

(iii) To record the stock subject to redemption to additional paid-in capital				$79,143			$79,143			$-

(iv) To record redemptions on February 1, 2023 and redemptions of remaining common stock subject to redemption (scenario 3 only)				$229,160			$229,160			$308,303

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(2) Represents estimated direct and incremental transaction costs incurred by Kernel and AIRO related to the Business Combination. This includes the deferred commissions payable at Closing to the underwriter of Kernel’s IPO of $10.7 million; the payment of $6.7 million in accounts payable and accrued expenses recognized by AIRO and $0.2 million in accrued expenses recognized by Kernel; a $3.2 million payment for advisory services for AIRO and a $1.5 million payment to the Sponsor for advisory services for Kernel. This adjustment also eliminates $2.1 million of deferred offering costs from AIRO.

(3) Reflects the recapitalization of ParentCo through the issuance of 77,000,000 shares ($770,000,000 divided by $10.00) of ParentCo common stock at par value of $0.0001. Because closing adjustments to the AIRO Merger Consideration required by the terms of the Business Combination Agreement are expected to be immaterial, they have not been included in the pro forma calculations. Below is the computation of the AIRO Merger Consideration calculation as if the Closing had occurred on September 30, 2022. This takes into account all closing adjustments to the AIRO Merger Consideration calculations, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $14,000,000. The adjustments were calculated based on September 30, 2022 balance sheet. The calculation is the same for Scenarios 1-3.

(tables are in thousands)
Merger Consideration	$770,000
(a) Net Working Capital Adjustment Minus/Plus	(8,984)
(b) Closing Net Debt Adjustment	1,337
(c) Transaction expenses in excess of $14 million	-
Potential Adjusted Merger Consideration	$762,353

(a) Minus the amount, if any, by which the Net Working Capital is less than ($5.5 million) by more than $500,000

Current assets	$9,333
Current liabilities	24,317
Net Working Capital at Closing	(14,984)
Less Target Net Working Capital	(5,500)
Less: Net Working Capital Threshold	(500)
Net Working Capital Adjustment	$(8,984)

(b) Plus the amount, if any, by which the Company Net Debt is less than $75 million

All indebtedness of Target Company	$75,000
Company Closing Cash	1,337
Net Debt at Closing	73,663
Company Net Debt Threshold	75,000
Plus: Excess of Company Debt under Threshold	$1,337

(c) The amount, if any by which the Company Transaction Expenses exceed $14,000,000 (“Company Transaction Expense Threshold”)

Transaction Expenses at Closing	$14,000
Company Transaction Expense Threshold	14,000
Excess of Transaction Expenses over Threshold	$-

(4) Reflects the elimination of the historical accumulated deficit of Kernel, the legal acquirer, in the amount of $13.9 million.

(5) Represents estimated debt and contingent consideration payments of AIRO at Closing less amounts expected to be renegotiated through deferral of settlement in a combination of either cash or stock. Amounts currently due at closing total $89.5 million and amounts due after closing total $33.7 million. In conjunction with the Business Combination Agreement, these amounts are limited to $50 million due at closing and $75 million total indebtedness. Adjustments assume cash payments at closing of $16.9 million, deferral of amounts due at closing of $35.3 million and conversion of $36.4 million of amounts due at closing to equity. Of the $33.7 million due after closing, adjustments reflect AIRO’s intent to convert $12.8 million into equity.

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(6) Reflects receipt of unencumbered cash provided by Kernel in an equity transaction at closing, assuming $25 million in convertible debt from AIRO as described in Note 8.

(7) Reflects the expected receipt from the Extension Loans with Sponsor of $1.8 million to be transferred to the Trust Account to be distributed to the Kernel Public Shareholders upon redemption and the issuance of up to 1,800,000 extension shares in settlement of the Extension Loans upon completion of the Business Combination. The settlement of the Extension Loans for shares of ParentCo common stock represents a debt extinguishment. As such, the adjustment included a loss on extinguishment of debt of $18.0 million based on the extension share valuation. See calculations below (in thousands except share and per share data):

	Amount of	Number of Shares Per loan	Total Extension	Per Share	Total Extension Share
	Loan	Dollar	Shares	Value	Valuation
First Extension February 3, 2023	$300	1	300	$10.00	$3,000
Second Extension March 3, 2023	300	1	300	$10.00	3,000
Third Extension April 3, 2023	300	1	300	$10.00	3,000
Fourth Extension May 3, 2023	300	1	300	$10.00	3,000
Fifth Extension June 3, 2023	300	1	300	$10.00	3,000
Sixth Extension July 3, 2023	300	1	300	$10.00	3,000
	$1,800		1,800		$18,000

(8) Reflects the receipt of $25 million in proceeds of convertible debt and the conversion of debt to equity at closing.

(9) Reflects the $5.3 million of expense for debt premiums payable in stock at the Closing of the transaction.

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations (in thousands, except share and per share data)

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and year ended December 31, 2021 are as follows:

(aa) Represents the elimination of historical interest income earned on the Trust Account.

(bb) Represents the conversion of 7,626,878 Class A Ordinary Shares (except in Scenario 3) and 7,618,750 Class B Ordinary Shares into shares of ParentCo common stock, the issuance of 77,000,000 shares of ParentCo common stock and the issuance of 1,800,000 extension shares. (The number of shares of ParentCo common stock to be issued in the Business Combination are subject to closing adjustments to the merger consideration required by the terms of the Business Combination Agreement, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $14 million, that are expected to be immaterial. Also assumes exercise of the AIRO Warrants and AIRO options assumed by ParentCo in the Business Combination.)

(cc) Record $5.3 million of expense for debt premiums payable in stock at the closing of the transaction and $18.0 million related to the extension shares as described in Footnote (7).

(dd) Record the fair value charge related to contingent consideration, forward purchase agreement, and debt as part of the Business Combination.

(ee) Record estimated direct and incremental transaction costs of $3.2 million for AIRO and $1.5 million for Kernel and expense deferred offering costs of $2.1 million from AIRO.

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(ff) Adjustment is pro rated charge related to the change in fair value of the forward purchase agreement, net of the reversal of certain fair value adjustments which were recorded as other Income / expense for the year ended December 31, 2021 assuming a January 1, 2021 Closing.

(gg) Diluted shares were considered but as Earnout Shares are contingent and not deemed to be probable and Public and Private Warrants have a strike price of $11.50 compared to a $10.00 per share price defined in the BCA, they were determined to be anti-dilutive.

3. Net income (loss) per Share

Represents the net income (loss) per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2021, the beginning of the earliest period presented. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. When assuming maximum redemption, this calculation is adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined statements of operations have been prepared assuming the no redemptions, and maximum redemptions scenarios (in thousands, except share and per share data):

	For the Nine Months Ended September 30, 2022
	Pro Forma Combined (Assuming No Redemptions)	(Assuming Maximum Redemptions Scenario & with Backstop)	Pro Forma Combined (Assuming Maximum Redemptions) & No Backstop
Pro forma net income (loss)	$3,150	(9,076)	$3,150
Basic and diluted weighted average shares	94,045,628	94,045,628	86,418,750
Net income (loss) per share – Basic and Diluted	$0.03	(0.10)	$0.04

	Twelve Months Ended December 31, 2021
	Pro Forma Combined (Assuming No Redemptions)	(Assuming Maximum Redemptions Scenario & with Backstop)	Pro Forma Combined (Assuming Maximum Redemptions) & No Backstop
Pro forma net income (loss)	$77,233	(93,534)	$77,233
Basic and diluted weighted average shares outstanding	94,045,628	94,045,628	86,418,750
Net income (loss) per share – Basic and Diluted	$0.82	(0.99)	$0.89

	Pro Forma Combined (Assuming No Redemptions Scenario)	(Assuming Maximum Redemptions Scenario & with	Pro Forma Combined (Assuming Maximum Redemptions Scenario & No Backstop)
Stockholder	Shares	Backstop)	Shares
Shares issued to AIRO owners	77,000,000	77,000,000	77,000,000
Kernel Public Shareholders	7,626,878	7,626,878	-
Kernel Class B Shares	7,618,750	7,618,750	7,618,750
Extension Shares	1,800,000	1,800,000	1,800,000
	94,045,628	94,045,628	86,418,750

● Assuming No Redemptions: This presentation assumes that no Kernel public stockholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in Kernel’s Trust Account, which includes the receipt of $1.8 million from the extension deposits.

● Assuming Maximum Redemptions and No Backstop: This presentation assumes that Kernel public stockholders holding 7,618,750 Public Shares, will exercise their redemption rights for $79.2 million of funds in Kernel’s Trust Account, which includes the receipt of $1.8 million from the extension deposits.

At the Business Combination, there is one class of stock, ParentCo common stock (Class B common stock converts to Class A common stock immediately following the Domestication, and all Class A common stock converts to Kernel Common Stock, which in turn will be exchanged for ParentCo Common Stock at Closing). Private Warrants to purchase 8,750,000 shares of common stock and Public Warrants to purchase 15,237,500 shares of common stock were not used in the computation of basic and diluted weighted average shares outstanding, because the effect of inclusion would be anti-dilutive due to the excess of the strike price of $11.50 as compared to the BCA price of $10.00 per share.

Amounts do not reflect closing adjustments to the AIRO Merger Consideration required by the terms of the Business Combination Agreement, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $14,000,000, that are expected to be immaterial. Amounts also assume exercise of the AIRO Warrants and AIRO options assumed by ParentCo in the Business Combination.

This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this registration statement and the audited and unaudited financial statements of Kernel and AIRO and related notes that are included elsewhere in this registration statement.

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INFORMATION ABOUT Kernel

Overview

Kernel is a blank check company incorporated as a Cayman Islands exempted company on November 10, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Significant Activities Since Inception

The registration statement for Kernel’s IPO was declared effective on February 2, 2021. On February 5, 2021, Kernel consummated its Initial Public Offering of 30,475,000 units (the “Units” and, with respect to the Class A Ordinary Shares included in the Units being offered, the “Public Shares”), at $10.00 per Unit, including 3,975,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of approximately $304.8 million, and incurring offering costs of approximately $17.4 million, of which approximately $10.7 million was for deferred underwriting commissions.

Simultaneously with the closing of the IPO, Kernel consummated the private placement of 8,750,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant with Kernel’s original sponsor, Kernel Capital Holdings, LLC, generating gross proceeds of approximately $8.8 million.

Upon the closing of the IPO and the Private Placement, approximately $304.8 million ($10.00 per Unit) of the net proceeds of the IPO and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company, established for the benefit of Kernel’s Public Shareholders.

On December 28, 2022, Kernel entered into a purchase agreement (the “Purchase Agreement”) with Kernel Capital Holdings, LLC, the previous sponsor, which held 7,493,750 Founder Shares and 8,750,000 Private Placement Warrants, and VKSS Capital, LLC (the “Sponsor”), Kernel’s new sponsor, pursuant to which Kernel Capital Holdings, LLC transferred to VKSS Capital, LLC all of its Founder Shares and Private Placement Warrants. At the time of the purchase, Kernel’s prior board of directors and executive officers resigned and were replaced by appointees of Sponsor. In addition, certain of Kernel’s new executive officers have beneficial interests in the Sponsor.

On February 3, 2023, Kernel held an extraordinary general meeting of shareholders, at which shareholders voted upon, among other items, a proposal to amend Kernel’s governing documents to extend the date by which Kernel must consummate an initial business combination. In connection with the Extension Meeting and subsequent redemption, a total of 200 Kernel shareholders elected to redeem an aggregate of 22,848,122 public shares (the “Extension Redemption”). Following the Extension Redemption, Kernel had approximately $77.6 million left in its Trust Account, all of which is held in U.S. treasury bills. These funds will remain in the Trust Account, except for the withdrawal of interest to pay taxes, if any, until the earliest of (i) the completion of Kernel’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a Ihareholder vote to amend the Existing Kernel Governing Documents to modify the substance and timing of Kernel’s obligation to redeem 100% of the public shares if Kernel does not complete a business combination by August 5, 2023, subject to Sponsor’s electing to extend the date to consummate a business combination on a monthly basis for up to six times by an additional one month each time after February 5, 2023), or (iii) the redemption of all of the public shares if Kernel is unable to complete the Business Combination or any other initial business combination by August 5, 2023 subject to Sponsor’s electing to extend such date on a monthly basis for up to six times by an additional one month each time after February 5, 2023, by the Kernel Board in accordance with the Existing Kernel Governing Documents), subject to applicable law.

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Effecting a Business Combination

Kernel is not presently engaged in, and will not engage in, any operations until after the Business Combination. Kernel intends to effect the Business Combination using cash held in the Trust Account.

On February 3, 2023, at 10:00 a.m. ET, Kernel held an extraordinary general meeting of its shareholders (the “Extension Meeting”). At the Extension Meeting, Kernel’s shareholders entitled to vote at the meeting cast their votes and approved a proposal to amend the Trust Agreement to conform the procedures in the Trust Agreement by which Kernel may extend the date on which Continental must liquidate the Trust Account if Kernel has not completed its initial business combination to the procedures in an amendment to Kernel’s Amended and Restated Memorandum and Articles of Association which was also approved by Kernel’s shareholders at the Extension Meeting.

Kenrel’s shareholders approved the Amendment to the Amended and Restated Memorandum and Articles of Association of Kernel (the “Extension Amendment”) at the February 3, 2023 Extension Meeting, changing the structure and cost of the Company’s right to extend the date (the “Termination Date”) by which Kernel must (i) consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving Kernel and one or more businesses (a “business combination”), (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of Kernel’s Class A Ordinary Shares included as part of the units sold in Kernel’s initial public offering.

The Extension Amendment allows Kernel to extend the Termination Date by up to six (6) one-month extensions to August 5, 2023 (each of which we refer to as an “Extension”, and such later date, the “Extended Deadline”) provided that if any Extended Deadline ends on a day that is not a business day, such Extended Deadline will be automatically extended to the next succeeding business day. To obtain each 1-month extension, Kernel, the Sponsor or any of their affiliates or designees must deposit into Kernel’s Trust Account with Continental by the deadline applicable prior to the extension the lesser of (x) $300,000 or (y) $0.06 per share for each of Kernel’s publicly held shares outstanding as of the deadline prior to the extension (after giving effect to redemptions in connection with the approval of the Charter Amendment by Kernel’s shareholders with respect to the first such extension).

In connection with the approval of the Extension Amendment Proposal and the Trust Amendment Proposal at the Extension Meeting, holders of 22,848,122 of Kernel’s Class A Ordinary Shares exercised their right to redeem those shares for cash at an approximate price of $10.14 per share, for an aggregate of approximately $231.9 million. Following the payment of the redemptions, the Trust Account had a balance of approximately $77.6 million before any extension payment.

On February 5, 2023, Kernel timely deposited an aggregate of $300,000 into the Trust Account, representing $0.04 per public share remaining outstanding after the redemptions, to further extend the period of time it has to consummate its initial business combination by one month from February 5, 2023 to March 5, 2023.

On March 5, 2023, Kernel timely deposited an aggregate of $300,000 into the Trust Account, representing $0.04 per public share remaining outstanding after the redemptions, to further extend the period of time it has to consummate its initial business combination by one month from March 5, 2023 to April 5, 2023.

On April 3, 2023, Kernel timely deposited an aggregate of $300,000 into the Trust Account, representing $0.04 per public share remaining outstanding after the redemptions, to further extend the period of time it has to consummate its initial business combination by one month from April 5, 2023 to May 5, 2023.

Selection of a Target Business and Structuring of the Initial Business Combination

Under the Nasdaq rules, an initial business combination must occur with one or more target businesses that together have a fair market value of at least 80% of Kernel’s assets held in the Trust Account (excluding taxes payable on the income earned on the Trust Account count) at the time of the agreement to enter into the initial business combination. The fair market value of the target or targets will be determined by the Kernel Board based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. Subject to this requirement, Kernel’s management has had virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses, although Kernel was not permitted to effectuate an initial business combination with another blank check company or a similar company with nominal operations. In any case, Kernel determined that it would only complete an initial business combination in which it legally acquired 50% or more of the outstanding voting securities of the target or were otherwise not required to register as an investment company under the Investment Company Act.

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Redemption Rights for Holders of Public Shares

Kernel will provide Public Shareholders with the opportunity to redeem all or a portion of their Class A Ordinary Shares upon the completion of the initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the completion of the initial business combination, including interest earned on the funds held in the trust account and not previously released to Kernel to pay Kernel’s taxes, if any, divided by the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the trust account is initially $10.00 per public share. The per-share amount Kernel will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions Kernel will pay to the underwriters.

The redemption rights will include the requirement that a beneficial holder must identify itself in order to validly redeem its shares. Kernel’s Sponsor, directors and each member of Kernel’s management have entered into the Kernel Support Agreement with Kernel, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with (i) the completion of Kernel’s initial business combination and (ii) a stockholder vote to approve an amendment to the Existing Kernel Governing Documents that would affect the substance or timing of Kernel’s obligation to allow redemption in connection with Kernel’s initial business combination or to redeem 100% of Kernel’s Public Shares if Kernel has not completed an initial business combination within the period to consummate the initial business combination. However, Kernel will only redeem the Public Shares so long as (after such redemption) Kernel’s net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of its initial business combination and after payment of deferred underwriters’ fees and commissions (so that Kernel is not subject to the SEC’s “penny stock” rules). If this optional redemption right is exercised with respect to an excessive number of Public Shares such that Kernel cannot satisfy the net tangible asset requirement (described above), Kernel would not proceed with the amendment or the related redemption of Kernel’s Public Shares at such time. There will be no redemption rights or liquidating distributions with respect to Kernel’s warrants, which will expire worthless if Kernel fails to complete Kernel’s initial business combination prior to the Termination Date.

All costs and expenses associated with implementing Kernel’s plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $500,000 of proceeds held outside the trust account, although Kernel cannot assure that there will be sufficient funds for such purpose. Kernel will depend on sufficient interest being earned on the proceeds held in the trust account to pay any tax obligations Kernel may owe. However, if those funds are not sufficient to cover the costs and expenses associated with implementing Kernel’s plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes on interest income earned on the trust account balance, Kernel may request the trustee to release to Kernel an additional amount of up to $100,000 of such accrued interest to pay taxes, and these costs and expenses.

Submission of Kernel’s Initial Business Combination to a Stockholder Vote

Kernel is providing its Public Shareholders with redemption rights upon consummation of the Business Combination. Public Shareholders electing to exercise their redemption rights will be entitled to receive the cash amount specified above, provided that such stockholders follow the specific procedures for redemption set forth in this proxy statement/prospectus relating to the stockholder vote on a business combination. Unlike many other blank check companies, Kernel’s Public Shareholders are not required to vote against the Business Combination in order to exercise their redemption rights. If the Business Combination is not completed, then Public Shareholders electing to exercise their redemption rights will not be entitled to receive such payments.

The holders of the Founders Shares and Class A Ordinary Shares underlying the Private Placement Warrants have agreed to vote such Common Stock owned by them in favor of the Business Combination. In addition, the Sponsor and Kernel’s officers and directors have agreed to waive their redemption rights with respect to any capital stock they may hold in connection with the consummation of the Business Combination.

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Limitation on Redemption Rights

Notwithstanding the foregoing, the Existing Kernel Governing Documents provide that a Public Shareholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemptions with respect to more than 15% of the shares sold in the IPO.

Employees

Kernel currently has two executive officers. These individuals are not obligated to devote any specific number of hours to Kernel’s matters, but they intend to devote as much of their time as they deem necessary to Kernel’s affairs until Kernel has completed the Business Combination. Kernel does not intend to have any full-time employees prior to the completion of the Business Combination.

Directors and Executive Officers

Our executive officers and directors are as follows:

Name	Age	Position
Surendra Ajjarapu	52	Chairman and Chief Executive Officer
Howard Doss	69	Chief Financial Officer
Michael Peterson	60	Director
Donald Fell	77	Director
Venkatesh Srinivas	55	Director
Siva Srinivasan	48	Director

Surendra Ajjarapu

Suren Ajjarapu has served as Chairman of the Board, Chief Executive Officer and Secretary of TrXADE HEALTH, INC (Nasdaq: MEDS) a Delaware corporation, and its predecessor company since July 2010 and is a director of Oceantech Acquisition I Corp., traded on Nasdaq under the symbol “OTECU.” Beginning in 2021, Mr. Ajjarapu served as Chief Executive Officer and Chairman of Aesther Healthcare Acquisition Corp., a special purpose acquisition company that consummated its initial business combination in February 2023. Mr. Ajjarapu is currently serving as a director of the merged company, Ocean Biomedical Inc. (NASDAQ: OCEA) (f.k.a Aesther Healthcare Acquisition Corp.). Since March 2018, Mr. Ajjarapu has served as Executive Chairman of the Board of Kano Energy Corp., a company involved in the development of renewable natural gas sites in the United States. Mr. Ajjarapu was a Founder and served as Chief Executive Officer and Chairman of the Board of Sansur Renewable Energy, Inc., a company involved in developing wind power sites in the Midwest of the United States, from March 2009 to December 2012. Mr. Ajjarapu was also a Founder, President and Director of Aemetis, Inc., a biofuels company (NASDAQ: AMTX), and a Founder, Chairman and Chief Executive Officer of International Biofuels, a subsidiary of Aemetis, Inc., from January 2006 to March 2009. Mr. Ajjarapu was Co-Founder, Chief Operations Officer, and Director of Global Information Technology, Inc., an IT outsourcing and systems design company, headquartered in Tampa, Florida with major operations in India. Mr. Ajjarapu graduated from South Dakota State University with a M.S. in Environmental Engineering, and from the University of South Florida with an M.B.A., specializing in International Finance and Management. Mr. Ajjarapu is also a graduate of the Venture Capital and Private Equity program at Harvard University.

Howard Doss

Howard Doss is a seasoned chief financial officer and accountant. Beginning in 2021, he served as Chief Financial Officer of Aesther Healthcare Acquisition Corp., a special purpose acquisition company until it consummated its initial business combination in February 2023. He has also served as chief financial officer of TRxADE HEALTH, INC., an online marketplace for health traded on Nasdaq under the symbol “MEDS.” Mr. Doss has served in a variety of capacities with accounting and investment firms. He joined the staff of Seidman & Seidman (BDO Seidman, Dallas) in 1977 and in 1980 he joined the investment firm Van Kampen Investments, opening the firm’s southeast office in Tampa, Florida in 1982. He remained with the firm until 1996 when he joined Franklin Templeton. After working for the Principal Financial Group office in Tampa, Florida, Mr. Doss was City Executive for U.S. Trust in Sarasota, Florida, responsible for high net worth individuals. He retired from that position in 2009. He served as CFO and Director for Sansur Renewable Energy an alternative energy development company, from 2010 to 2012. Mr. Doss has also served as President of STARadio Corp. since 2005. Mr. Doss is a member of the America Institute of CPA’s. He is a graduate of Illinois Wesleyan University.

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Kernel’s executive officers are supported by a seasoned group of independent directors composed of executives and entrepreneurs with a unique combination of experiences in wholesale and retail, logistics and distribution, brands and technology development, and business transformation, which includes Michael Peterson, Donald Fell, Venkatesh Srinivasan and Siva Saravanan, with Mr. Ajjarapu also serving as members of the Kernel Board.

Michael Peterson

Michael Peterson commenced serving as President, Chief Executive Officer and as a member of the Board of Directors of Lafayette Energy Corp. in April 2022. Beginning in September 2021, Mr. Peterson served as a member of the Board of Directors, Audit Committee (Chair), Compensation Committee and Nominating and Corporate Governance Committee of Aesther Healthcare Acquisition Corp. (Nasdaq: AEHA), a special purpose acquisition company, that consummated its initial business combination in February 2023. Mr. Peterson is currently serving as a director of the merged company, Ocean Biomedical, Inc. (Nasdaq: OCEA) (f.k.a Aesther Healthcare Acquisition Corp.). Mr. Peterson has served as the president of Nevo Motors, Inc. since December 2020, which was established to commercialize a range extender generator technology for the heavy-duty electric vehicle market but is currently non-operational. Since May 2022, Mr. Peterson has served as a member of the Board of Directors and as the Chairperson of the Audit Committee of Trio Petroleum Corp., an oil and gas exploration and development company which is in the process of going public. Since February 2021, Mr. Peterson has served on the board of directors and as the Chairman of the Audit Committee of Indonesia Energy Corporation Limited (NYSE American: INDO). Mr. Peterson previously served as the president of the Taipei Taiwan Mission of The Church of Jesus Christ of Latter-day Saints, in Taipei, Taiwan from June 2018 to June 2021. Mr. Peterson served as an independent member of the Board of Directors of TRxADE HEALTH, INC (formerly Trxade Group, Inc.) from August 2016 to May 2021 (Nasdaq: MEDS). Mr. Peterson served as the Chief Executive Officer of PEDEVCO Corp. (NYSE American:PED), a public company engaged primarily in the acquisition, exploration, development and production of oil and natural gas shale plays in the US from May 2016 to May 2018. Mr. Peterson served as Chief Financial Officer of PEDEVCO between July 2012 and May 2016, and as Executive Vice President of Pacific Energy Development (PEDEVCO’s predecessor) from July 2012 to October 2014, and as PEDEVCO’s President from October 2014 to May 2018. Mr. Peterson joined Pacific Energy Development as its Executive Vice President in September 2011, assumed the additional office of Chief Financial Officer in June 2012, and served as a member of its board of directors from July 2012 to September 2013. Mr. Peterson formerly served as Interim President and CEO (from June 2009 to December 2011) and as director (from May 2008 to December 2011) of Pacific Energy Development, as a director (from May 2006 to July 2012) of Aemetis, Inc. (formerly AE Biofuels Inc.), a Cupertino, California-based global advanced biofuels and renewable commodity chemicals company (NASDAQ:AMTX), and as Chairman and Chief Executive Officer of Nevo Energy, Inc. (NEVE) (formerly Solargen Energy, Inc.), a Cupertino, California-based developer of utility-scale solar farms which he helped form in December 2008 (from December 2008 to July 2012). From 2005 to 2006, Mr. Peterson served as a managing partner of American Institutional Partners, a venture investment fund based in Salt Lake City. From 2000 to 2004, he served as a First Vice President at Merrill Lynch, where he helped establish a new private client services division to work exclusively with high-net-worth investors. From September 1989 to January 2000, Mr. Peterson was employed by Goldman Sachs & Co. in a variety of positions and roles, including as a Vice President. Mr. Peterson received his MBA at the Marriott School of Management and a BS in statistics/computer science from Brigham Young University.

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Donald Fell

Donald Fell brings along a wealth of experience in the field of economics and business to Kernel. Mr. Fell served as an independent director of Aesther Healthcare Acquisition Corp., a special purpose acquisition company, from 2021 until it consummated its initial business combination in February 2023. Mr. Fell has served as an independent director of TRxADE HEALTH, INC (Nasdaq: MEDS) since January 2014, as well as a director of Trxade Nevada since December 2013. He is presently Professor and Institute Director for the Davis, California-based Foundation for Teaching Economics and adjunct professor of economics for the University of Colorado, Colorado Springs. Mr. Fell held positions with the University of South Florida as a member of the Executive MBA faculty, Director of Executive and Professional Education and Senior Fellow of the Public Policy Institute from 1995 to 2012. Mr. Fell was also a visiting professor at the University of LaRochelle, France, and an adjunct professor of economics at both Illinois State University and The Ohio State University. Mr. Fell holds undergraduate and graduate degrees in economics from Indiana State University and his all but dissertation (ABD) in economics from Illinois State University. Through his work with the Foundation for Teaching Economics and the University of Colorado, Colorado Springs he has overseen graduate institutes on economic policy and environmental economics in 44 states, throughout Canada, the Islands and Eastern Europe.

Venkatesh Srinivasan

Venkatesh Srinivasan has a tremendous amount of experience in the pharmaceutical industry and currently serves as President of Micro Labs USA and previously served as President of Rising Pharma, USA and as President and CEO of Ascend Laboratories, USA where he grew the business, building a new team and strengthening processes and systems. In addition, Mr. Srinivasan served as a Director at Pfizer India. Mr. Srinivasan served as an independent director of Aesther Healthcare Acquisition Corp., a special purpose acquisition company, from 2021 until it consummated its initial business combination in February 2023.

Siva Saravanan

Siva Saravanan has more than 20 years of experience steering digital strategies and technology solutions for businesses. Mr. Saravanan is the Chief Digital Officer at Wavestone US, helping Fortune 1000 business and technology leaders accelerate digital transformation. Prior to joining Wavestone US, Mr. Saravanan was Chief Information Officer and SVP of Business Operations at Reviver, an exciting IoT start-up that creates connected digital license plates to enable true autonomous driving. He designed customer digital experiences, unified commerce, supply chain, field service operations and the digital agenda for Reviver. Mr. Saravanan was also VP for IT Digital Transformation and Program Delivery at Aristocrat Technologies. While at Aristocrat Technologies, he led the transformation of business systems for a leading high-tech gaming manufacturer. Mr. Saravanan spent many years at Verifone as a Senior Director supporting technology operations in 40+ countries and also taking on delivery responsibilities. At Verifone, he built a world-class global integrated supply chain network for agility and efficiency. Mr. Saravanan holds a M.S. in Systems Engineering from Tennessee State University and B.S. in Mechanical Engineering from Annamalai University in Chidambaram, India. He is also on the Advisory Board of NishTech Inc., a digital commerce company and the Advisory Council of George Washington University School of Business Digital Program. Mr. Saravanan is a member of Forbes Technology Council contributing regularly. Mr. Saravanan served as an independent director of Aesther Healthcare Acquisition Corp., a special purpose acquisition company, from 2021 until it consummated its initial business combination in February 2023.

Facilities

Kernel maintains its principal executive offices at 515 Madison Avenue, 8th Floor, Suite 8133, New York, New York 10022. The cost for this space is included in the $10,000 monthly charge to the Sponsor, which includes certain administrative and support services, which commenced on the date that Kernel’s securities were first listed on Nasdaq through the earlier of consummation of the initial Business Combination or its liquidation, pursuant to a letter agreement between Kernel and the Sponsor.

Legal Proceedings

To the knowledge of Kernel’s management, there are no legal proceedings pending against Kernel.

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Kernel’s MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Kernel’s financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements and the notes thereto and audited financial statements and the notes related thereto of Kernel contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

Kernel is a blank check company incorporated as a Cayman Islands exempted company on November 10, 2020. Kernel was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “business combination”). Kernel is an emerging growth company and, as such, is subject to all of the risks associated with emerging growth companies.

Kernel’s original sponsor was Kernel Capital Holdings, LLC, a Delaware limited liability company (the “Original Sponsor”). The registration statement for Kernel’s Initial Public Offering was declared effective on February 2, 2021. On February 5, 2021, Kernel consummated its Initial Public Offering of 30,475,000 units (the “Units” and, with respect to the Class A Ordinary Shares included in the Units being offered, the “Public Shares”), including 3,975,000 additional Units to cover the underwriters’ over-allotment (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of approximately $304.8 million, and incurring offering costs of approximately $17.4 million, of which approximately $10.7 million was for deferred underwriting commissions.

Simultaneously with the closing of the Initial Public Offering, Kernel consummated the private placement (“Private Placement”) of 8,750,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant with the Original Sponsor, generating gross proceeds of approximately $8.8 million.

On December 28, 2022 , Kernel entered into a purchase agreement with the Original Sponsor and VKSS Capital, LLC, a Delaware corporation (the “New Sponsor” or “Sponsor”), pursuant to which the New Sponsor, or an entity designated by the New Sponsor, purchased from the Original Sponsor 7,493,750 Class B Ordinary Shares and 8,750,000 Private Placement Warrants, each of which is exercisable to purchase one Class A Ordinary Share, for an aggregate purchase price of $1.00 payable at the time Kernel effects its initial business combination. Upon the closing of the initial business combination, New Sponsor shall also convey 2,000,000 Class B Ordinary Shares to the equityholders of the Original Sponsor, as of the Effective Date, pro rata based on the equityholders’ underlying interest in Kernel’s Class B Ordinary Shares as of the Effective Date.

Upon the closing of the Initial Public Offering and the Private Placement, approximately $304.8 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended, (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by Kernel, until the earlier of (i) the completion of a business combination or (ii) the distribution of the Trust Account as described below.

Kernel’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a business combination. Kernel’s initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time Kernel signs a definitive agreement in connection with the initial business combination. However, Kernel will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target business or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

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If Kernel is unable to complete a business combination before the Termination Date, Kernel will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Kernel to pay Kernel’s taxes that were paid by Kernel or are payable by Kernel, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Kernel Board, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to Kernel’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Extension Amendment and Share Redemptions

In an extraordinary general meeting held on February 3, 2023 (the “Extension Meeting), shareholders approved the Extension Amendment, changing the structure and cost of Kernel’s right to extend the date (the “Termination Date”) by which Kernel must (i) consummate a business combination, (ii) cease its operations if it fails to complete such business combination, and (iii) redeem or repurchase 100% of Kernel’s Class A Ordinary Shares included as part of the units sold in Kernel’s initial public offering that closed on February 5, 2021 (the “IPO”) which is currently May 5, 2023 unless extended. The Extension Amendment allows Kernel to extend the Termination Date by up to six (6) one-month extensions to August 5, 2023 (each of which we refer to as an “Extension”, and such later date, the “Extended Deadline”) provided that if any Extended Deadline ends on a day that is not a business day, such Extended Deadline will be automatically extended to the next succeeding business day. To obtain each 1-month extension, Kernel, its Sponsor or any of their affiliates or designees must deposit into Kernel’s Trust Account with Continental by the deadline applicable prior to the Extension the lesser of (x) $300,000 or (y) $0.06 per share for each of Kernel’s publicly held shares outstanding as of the deadline prior to the Extension (after giving effect to redemptions in connection with the approval of the Extension Amendment by Kernel’s shareholders with respect to the first such Extension). In connection with the approval of the Extension Amendment Proposal and the Trust Amendment Proposal at the Extension Meeting, holders of 22,848,122 of Kernel’s Class A Ordinary Shares exercised their right to redeem those shares for cash at an approximate price of $10.15 per share, for an aggregate of approximately $231.9 million. Following the payment of the redemptions, the Trust Account had a balance of approximately $74.7 million before any Extension Payments.

Going Concern

As of December 31, 2022, Kernel had approximately $93,000 in Kernel’s operating bank account and a working capital deficit of approximately $2.8 million.

Kernel’s liquidity needs to date have been satisfied through a contribution of $25,000 from Original Sponsor to cover certain expenses in exchange for the issuance of the Founder Shares, the loan of $77,000 from the Original Sponsor under the promissory note (the “Note”), and a certain portion of the proceeds from the consummation of the Private Placement not held in the Trust Account. Kernel repaid approximately $13,000 of the Note on February 5, 2021 and repaid the remaining amount due on the Note of approximately $64,000 on February 10, 2021. In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Kernel’s officers and directors may, but are not obligated to, provide Kernel working capital loans. As of December 31, 2022 and 2021, there were no amounts outstanding under any Working Capital Loans.

Kernel management has determined that Kernel has access to funds from Sponsor or an affiliate of Sponsor, or certain of Kernel’s officers and directors to meet its needs through the earlier of the consummation of a business combination or one year from this filing. Over this time period, Kernel will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating a business combination. In connection with Kernel’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” Kernel has determined that the liquidity condition, the date of the mandatory liquidation and subsequent dissolution raise substantial doubt about Kernel’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should Kernel be required to liquidate after August 5, 2023. The financial statements do not include any adjustment that might be necessary if Kernel is unable to continue as a going concern. Management plans to complete a business combination prior to the mandatory liquidation date.

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Risks and Uncertainties

Kernel management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on Kernel’s financial position, results of Kernel’s operations and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these financial statements. The specific impact on Kernel’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

Results of Operations

Kernel’s entire activity since inception up to December 31, 2022 was in preparation for Kernel’s formation and the Initial Public Offering, and since the closing of the Initial Public Offering, the search for an initial business combination. Kernel will not be generating any operating revenues until the closing and completion of Kernel’s initial business combination, at the earliest.

For the year ended December 31, 2022, Kernel had net income of approximately $15.7 million, which consisted of approximately $4.5 million of income from investments held in the Trust Account and a non-operating gain of approximately $12.3 million resulting from the change in fair value of derivative warrant liabilities, partially offset by approximately $1.0 million in general and administrative expenses and $120,000 related party administrative fees.

For the year ended December 31, 2021, Kernel had net income of approximately $15.2 million, which consisted of approximately $15,000 of interest income from investments held in the Trust Account and a non-operating gain of approximately $25.4 million resulting from the change in fair value of derivative warrant liabilities, partially offset by approximately $3.6 million in general and administrative expenses, $110,000 related party administrative fees, approximately $5.2 million loss on issuance of Private Placement Warrants, and approximately $1.3 million in offering costs associated with issuance of warrants.

Related Party Transactions

Founder Shares

On November 19, 2020, the Original Sponsor paid an aggregate of $25,000 for certain expenses on behalf of Kernel in exchange for issuance of 5,750,000 Class B Ordinary Shares (the “Founder Shares”). On January 11, 2021, Kernel effected a 1 for 1.25 forward stock split of the Founder Shares that increased the number of outstanding Founder Shares from 5,750,000 to 7,187,500 shares, and the Original Sponsor transferred an aggregate of 75,000 Founder Shares to the independent directors and an aggregate of 50,000 Founder Shares to the Former Advisors. On February 2, 2021, Kernel effected a 1 for 1.06 forward stock split of the Founder Shares that increased the number of outstanding Founder Shares from 7,187,500 to 7,618,750 shares and resulted in the Original Sponsor holding 7,493,750 Founder Shares. The Original Sponsor agreed to forfeit up to an aggregate of 993,750 Founder Shares to the extent that the option to purchase additional Units was not exercised in full by the underwriters or was reduced, so that the Founder Shares would represent 20% of Kernel’s issued and outstanding shares after the Initial Public Offering. On February 5, 2021, the underwriter fully exercised its over-allotment option; thus, these 993,750 Founder Shares are no longer subject to forfeiture.

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The Sponsor agreed not to transfer, assign or sell any of its Founder Shares until the earlier to occur of (A) one year after the completion of the initial business combination and (B) subsequent to the initial business combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination, or (y) the date on which Kernel completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

On December 28, 2022, Kernel entered into a purchase agreement with the Original Sponsor and New Sponsor, pursuant to which the New Sponsor, or an entity designated by the New Sponsor, purchased from the Original Sponsor 7,493,750 Class B Ordinary Shares and 8,750,000 Private Placement Warrants, each of which is exercisable to purchase one Class A Ordinary Share, for an aggregate purchase price of $1.00 payable at the time Kernel effects the initial business combination. Upon the closing of the initial business combination, New Sponsor shall also convey 2,000,000 Class B Ordinary Shares to the equityholders of the Original Sponsor, as of the Effective Date, pro rata based on the equityholders’ underlying interest in the Class B Ordinary Shares subject to the Purchase Agreement as of the date of the Purchase Agreement.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, Kernel consummated the Private Placement of 8,750,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant, with the Original Sponsor, generating gross proceeds of approximately $8.8 million.

On December 28, 2022, the Original Sponsor transferred all Private Placement Warrants to the New Sponsor.

Each whole Private Placement Warrant is exercisable for one Class A Ordinary Share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Original Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If Kernel does not complete a business combination before the Termination Date, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the New Sponsor or its permitted transferees.

The New Sponsor and Kernel’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial business combination.

Related Party Loans

On November 19, 2020, the Original Sponsor agreed to loan Kernel up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. Kernel borrowed $77,000 outstanding under the Note. Kernel repaid approximately $13,000 on February 5, 2021 and repaid the remaining amount of approximately $64,000 on February 10, 2021. Subsequent to the repayment, the facility was no longer available to Kernel.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Kernel’s officers and directors may, but are not obligated to, loan Kernel funds as may be required (“Working Capital Loans”). If Kernel completes a business combination, Kernel may repay the Working Capital Loans out of the proceeds of the Trust Account released to Kernel. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, Kernel may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2022 and 2021, Kernel had no borrowings under the Working Capital Loans.

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Administrative Services Agreement

Commencing on the date that Kernel’s securities were first listed on Nasdaq through the earlier of consummation of the initial business combination or its liquidation, Kernel agreed to pay the Sponsor $10,000 per month for office space, administrative and support services. For the years ended December 31, 2022 and 2021, Kernel incurred $120,000 and $110,000, respectively, in expenses in connection with such services, of which $170,000 and $50,000, respectively, were outstanding and included in related party accrued expenses as reflected in the accompanying balance sheets.

Commitments and Contractual Obligations

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A Ordinary Shares issuable upon the exercise of the Private Placement Warrants) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that Kernel register such securities. In addition, the holders will be entitled to certain demand and “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. Kernel will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Kernel granted the underwriters a 45-day option from the final date of the prospectus relating to the Initial Public Offering to purchase up to 3,975,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On February 5, 2021, the underwriter fully exercised its over-allotment option.

The underwriters were entitled to an underwriting discount of $0.20 per unit, approximately $6.1 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.7 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that Kernel completes a business combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

Derivative Warrant Liabilities

Kernel does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. Kernel evaluates all of Kernel’s financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to FASB ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, Kernel recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised. The fair value of warrants issued in connection with the Private Placement has been estimated using a modified Black-Scholes model at each balance sheet date before December 2022 and subsequently been measured by using the market value of the public warrants. The fair value of the warrants issued in connection with the Initial Public Offering was initially measured using a Monte-Carlo simulation and subsequently has been measured based on the market price at each measurement date when separately listed and traded. The determination of the fair value of the derivative liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

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Class A Ordinary Shares Subject to Possible Redemption

Kernel accounts for Kernel’s Class A Ordinary Shares subject to possible redemption in accordance with the guidance in ASC 480. Class A Ordinary Shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A Ordinary Shares (including Class A Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within Kernel’s control) are classified as temporary equity. At all other times, Class A Ordinary Shares are classified as shareholders’ equity. Kernel’s Class A Ordinary Shares feature certain redemption rights that are considered to be outside of Kernel’s control and subject to the occurrence of uncertain future events. Accordingly, as of its Initial Public Offering, Kernel had 30,475,000 Class A Ordinary Shares subject to possible redemption, that are presented as temporary equity, outside of the shareholders’ equity (deficit) section of Kernel’s balance sheets.

Kernel recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the Class A Ordinary Shares subject to possible redemption to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Effective with the closing of the Initial Public Offering, Kernel recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Net Income per Ordinary Share

Kernel complies with the accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” Kernel has two classes of shares, which are referred to as Class A Ordinary Shares and Class B Ordinary Shares. Income and losses are shared pro rata between the two classes of shares. This presentation assumes a business combination as the most likely outcome. Net income (loss) per Ordinary Share is calculated by dividing the net income (loss) by the weighted average number of Ordinary Shares outstanding for the respective period.

The calculation of diluted net income per Ordinary Share does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering and the Private Placement Warrants to purchase 23,987,500 Class A Ordinary Shares in calculation of diluted income per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income per share is the same as basic net income per share for years ended December 31, 2022 and 2021. Accretion associated with the redeemable Class A Ordinary Shares is excluded from earnings per share as the redemption value approximates fair value.

Kernel has considered the effect of Class B Ordinary Shares that were excluded from weighted average number as they were contingent on the exercise of over-allotment option by the underwriters. Since the contingency was satisfied, Kernel has included these shares in the weighted average number as of the beginning of the interim period to determine the dilutive impact of these shares.

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Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, ASC Subtopic 820 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for Kernel in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. Kernel is still evaluating the impact of this pronouncement on the financial statements.

Kernel’s management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on Kernel’s financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2022, Kernel did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. Kernel qualifies as an “emerging growth company” and under the JOBS Act is allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. Kernel is electing to delay the adoption of new or revised accounting standards, and as a result, Kernel may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, Kernel is in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” Kernel chooses to rely on such exemptions Kernel may not be required to, among other things, (i) provide an auditor’s attestation report on Kernel’s system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of Kernel’s Initial Public Offering or until Kernel is no longer an “emerging growth company,” whichever is earlier.

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BUSINESS OF AIRO

Formation of AIRO Group Holdings, Inc.

AIRO is a multi-faceted air mobility, autonomy and aerospace platform with differentiated technologies and capabilities that dynamically address high-growth market trends across the entire aviation and aerospace ecosystem.

After several years of preparation, the founders of AIRO formed AIRO Group, Inc., n/k/a Old AGI, Inc., a Delaware corporation (“Legacy AIRO”), for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry, including those that are discussed below. AIRO was formed on August 30, 2021, and Legacy AIRO became a wholly owned subsidiary of AIRO through a reorganization effective as of October 5, 2021. AIRO then entered into a series of transactions to develop its business across four primary divisions: (i) Advanced Avionics; (ii) Training; (iii) Uncrewed Air Systems; and (iv) Electric Air Mobility.

Advanced Avionics Division. AIRO’S Advanced Avionics Division is anchored by its wholly-owned subsidiary, Aspen Avionics, Inc. (“Aspen”). Aspen develops, manufactures, and sells avionics and electronic global position system (“GPS”) sensors for the general aviation (“GA”) systems, unmanned aerial systems (“UAS”), and eVTOL market segments. Aspen was formed on November 18, 2005. AIRO acquired Aspen on April 1, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Aspen, Legacy AIRO, AIRO, Aspen Merger Sub, Inc. and John Uczekaj as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of 2,575,758 shares of AIRO’s Common Stock.

Training Division. AIRO’S Training Division consists of two wholly owned subsidiaries, Coastal Defense Inc. (“CDI”) and Agile Defense, LLC (“Agile Defense”), which provide training and advisory services to the U.S. military and the private aerospace industry. Specifically, CDI provides close air support (“CAS”), intelligence surveillance and reconnaissance (“ISR”), unmanned ground systems, and target simulation services using fixed-wing aircraft with ground targeting focus to military customers. Agile Defense is a premier provider of advisory services to the U.S. military and the private aerospace industry based on the extensive experience of its founders and personnel. It has expertise in the areas of certification and regulatory compliance, high performance communications, modernization programs, quality management and safety and security, and missile defense. CDI was formed on October 26, 2004. AIRO acquired CDI on April 26, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among CDI, AIRO, Legacy AIRO, Coastal Merger Sub, Inc. and Jeffrey Parker as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $10.10 million and 1,818,182 shares of AIRO’s Common Stock. Agile Defense was formed on May 4, 2006. AIRO acquired Agile Defense on February 25, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Agile Defense, Legacy AIRO, AIRO, Agile Defense Merger Sub, LLC and Joseph Burns as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $2.32 million.

Uncrewed Air Systems Division. AIRO’s Uncrewed Air Systems Division consists of two wholly-owned subsidiaries, Sky-Watch A/S (“Sky-Watch”) and AIRO Drone, LLC (“AIRO Drone”), which provide drones, drone platforms and services used for civilian, commercial, and military applications. Specifically, Sky-Watch develops, manufactures, and sells mini unmanned aircraft systems (“mUAS”) for the defense and security segment of the aerospace industry, and AIRO Drone manufactures and customizes a variety of small unmanned aircraft systems (“sUAS”), operates drones in an AI-based commercial inspection service known as drones as a service (“DaaS”), and builds and operates a worldwide drone datacom network (“AIRO-NET”). Sky-Watch, a Danish company, was formed on December 1, 2009. AIRO acquired Sky-Watch on March 28, 2022, pursuant to the terms and conditions of an Equity Purchase Agreement by and among Sky-Watch, Legacy AIRO, AIRO, Dangroup ApS and Mekan I/S v/Per Pedersen & Claus Bo Jensen, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $12.88 million, 890,909 shares of AIRO’s Common Stock and an earnout of up to $6.50 million based on performance commencing on the closing date through the second fiscal quarter of 2024. AIRO Drone, an Illinois limited liability company, was formed on August 22, 2018. AIRO acquired AIRO Drone on February 25, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among AIRO Drone, Legacy AIRO, AIRO, AIRO Drone Merger Sub, LLC and Joseph Burns as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $2.09 million.

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Electric Air Mobility Division. AIRO’s Electric Air Mobility Division is anchored by its wholly owned subsidiary, Jaunt Air Mobility, LLC (“Jaunt”). Jaunt is a transformative aerospace company building the next generation of aircraft to meet the growing demands for faster, more affordable, and environmentally more sustainable travel over urban areas. Jaunt, a Delaware limited liability company, was formed on April 9, 2019. AIRO acquired Jaunt on March 10, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Jaunt, Legacy AIRO, AIRO, Jaunt Merger Sub, LLC and Martin Peryea as member representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of 5,343,124 shares of AIRO’s Common Stock.

Business Overview

AIRO leverages decades of industry expertise across the drone services, aviation, and avionics markets to offer a sector-leading enterprise providing best-in-class aerospace, UAM, and autonomy technologies and services. AIRO has brought together a complementary portfolio of well-positioned companies with differentiated and innovative technologies, which AIRO believes positions AIRO as the new mid-market aerospace & defense sector champion. AIRO’s six wholly owned subsidiaries are organized across four complimentary strategic divisions, each with a diverse set of partners and customers and each representing a large and fast growing market segment: (i) Advanced Avionics; (ii) Training; (iii) Uncrewed Air Systems; and (iv) Electric Air Mobility.

AIRO provides a diversified product portfolio, ranging from established and mature product offerings to innovative drone and eVTOL solutions, with a balanced customer mix, both military and civil. By leveraging its international footprint, comprehensive regulatory license portfolio, diverse customer base and design, and manufacturing and operational expertise, AIRO believes it will successfully pursue opportunities worldwide and focus on high-growth markets. AIRO management also believes AIRO will benefit from synergies across its divisions and leverage further growth opportunities through new customer segments, expanded geographic coverage, and an extended product and service portfolio.

Advanced Avionics Division. Advanced avionics are the highly critical electronic systems used in aircraft and include communications, navigation, monitoring, flight-control systems, artificial intelligence, collision-avoidance systems, radar and electro-optics. Aspen develops, manufactures, and sells avionics and electronic GPS sensors for the GA, UAS, and eVTOL market segments. Aspen’s customers are located worldwide ranging from individual operators to dealers and large original equipment manufacturers (“OEMs”). Aspen’s advanced avionics products are focused on GA aftermarket and OEM display and integration and Connected Panel solutions. Aspen’s products have also been installed on legacy military aircraft including older generation jets and helicopters. Currently, Aspen supplies displays as an OEM option on Robinson helicopters. Aspen also supplies Connected Panel solutions for Pilatus and Honeywell that are installed in A300 Cargo aircraft. Aspen’s GPS sensors are sold for installation on GA and UAS/eVTOL platforms.

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Training Division. AIRO’s Training Division provides professional training and consulting services for clients within the aerospace and defense sector including customer specific solutions, adversary air (“ADAIR”), aircraft leasing, ab initio pilot training, and training or aviation consulting services. AIRO’s subsidiary, CDI, provides CAS, ISR, unmanned ground systems, and target simulation services using fixed-wing aircraft with ground targeting focus to military customers. CDI provides manned, piloted fixed-wing aircraft, suitable payload, surveillance and reconnaissance equipment, ground liaison officers and Joint Terminal Attack Controller instructors, and a certified aircrew to provide full joint theatre ISR and simulated ground strike training, which can include live munition deployment. CDI also provides unmanned automobile systems used for air or ground strike training. AIRO’s subsidiary, Agile Defense, provides prime and subcontract combat ADAIR services to the U.S. military, selected North Atlantic Treaty Organization (“NATO”) countries, and other international allies of the U.S., as well as supplemental and supporting services with training solutions focused on professional pilots in both the commercial and military sectors. Agile Defense also offers customers high-end, advisory and consulting solutions in the aerospace industry, drawing on its deep expertise in the areas of certification and regulatory compliance, high performance communications, modernization programs, quality management and safety and security, and missile defense.

Uncrewed Air Systems Division. AIRO’s Uncrewed Air Systems Division provides unmanned aerial vehicle (“UAV”) platforms and services used for civilian, commercial, and military applications including reconnaissance, surveillance, inspection, weather analysis and healthcare. AIRO’s subsidiary, Sky-Watch, has been focused on UAS and has developed and brought to market both multirotor and fixed-wing UAS. Further, Sky-Watch develops, manufactures, and sells mUAS for the defense and security segment of the aerospace industry. Its solutions target the front line of net-centric warfare concepts, interoperability trends, and force multiplier initiatives and its mUAS solutions are designed to increase speed and precision in operational decision-making through a new dimension and scale of mUAS-enabled situational awareness. Sky-Watch’s current mUAS solutions are operative in European Union (“EU”) and NATO countries, and both solutions have been tested and deployed in international markets in the Europe, Middle East, and Africa

(“EMEA”) region and the Asia-Pacific (“APAC”) region. AIRO’s subsidiary, AIRO Drone, manufacture and customize a variety of small sUAS, operating DaaS, and building and operating AIRO-NET. AIRO management believes AIRO Drone’s extensive background in design, engineering, and manufacturing drones (AIRO Drone was the first company in the U.S. to certify and fly an FAA N-Numbered small drone), its broad FAA, TCCA, EASA and operational experience, as well as its expertise in datacom networks, radios, and aircraft communications gives AIRO a very unique opportunity to build and grow an entirely new, low-risk product line for commercial drone operations.

Electric Air Mobility Division. AIRO’s Electric Air Mobility Division is developing urban transport systems that move passengers and cargo by air in urban and suburban areas. Jaunt’s electric aircraft is expected to be used for fixed route flights, on-demand trips, and military operations. Passenger transport encompasses urban transport systems that move people by air, including air taxies. The Jaunt Journey air taxi is a combination of a helicopter and a fixed-wing aircraft, with what AIRO believes are the best attributes of both rotary and fixed-wing aircraft configurations. AIRO management believes the Jaunt Journey air taxi provides a quieter configuration, a higher level of safety, and a lower operational cost than some of its competitors. The patented slowed-rotor compound (“SRC”) technology has flown on multiple Jaunt demonstrator aircraft, with over 300 piloted flight hours and 1,000 takeoffs and landings, to validate the core technology. Cargo transport refers to electric and hybrid-electric vertical takeoff and landing (“VTOL”) aircraft that offer new forms of cargo transport. While Jaunt’s primary focus is on passenger transport, it is actively pursuing the application of its aircraft in the cargo transport market as well as for military transport and intends to more fully develop that segment of AIRO’s Electric Air Mobility Division.

Market Opportunity Overview

AIRO believes recent technological, sector, geopolitical, financial, environmental, and social evolutions support the development of a new market leader. The aerospace and defense market is primed for significant growth as a result of the emergence of new technologies such as 5G, artificial intelligence, advanced autonomous vehicles, and advanced avionics. Advanced geolocation capabilities of 5G can provide high-resolution accuracy for drone navigation and UAM, helping to alleviate perceived market concerns and provide growth opportunities. The rise of UAM and air taxies, remote medical delivery services, and military aviation training support highlight some of these opportunities.

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In AIRO’s experience, the aerospace and military defense market encompasses a number of large market participants, and a substantial number of small companies, many with advanced technologies. AIRO believes that the small companies often lack access to capital necessary to advance their emerging technologies. AIRO believes the large companies are not structured and organized in a way to nimbly exploit new disruptive technologies and, as a result, may struggle to advance the industry with solutions that are simpler, more effective and oftentimes less expensive. AIRO’s management team believes the aerospace industry is at an inflection point where a well-capitalized, mid-tier company that also has experience identifying, acquiring, integrating, and growing smaller, advanced technology companies will have a strategic advantage in its market.

AIRO’s goal is to leverage technologies that span data systems, resupply-package delivery, military and civil aerospace training, military and commercial manned and unmanned aircraft systems, and avionics technologies. AIRO believes that AIRO will transform the aerospace industry due to the diversified offering of capabilities that will position AIRO to be a formidable mid-tier, full-spectrum aerospace company that offers end-to-end solutions for the industry.

AIRO believes that recent events in Europe and other areas will stimulate increased interest in military defense, surveillance, and preparedness by many nations, with corresponding increases in budgets and willingness to adopt new technologies and methods, for many years to come. AIRO believes AIRO is well positioned to become a significant supplier of equipment, technology, and services in this growing market segment.

Advanced Avionics Division. The increasing need to upgrade existing avionics systems, including flight control, communication, navigation, and monitoring systems, and to make them more technologically advanced is expected to drive the growth of the aerospace avionics market. Increasing air traffic and the subsequent rise in demand for advanced aircraft are key drivers that will fuel global aerospace-avionics market growth. Aerospace avionics is an amalgamation of systems designed to work in harmony to manage numerous aircraft operations, both on-ground and in-flight.

Several global regions, including the APAC and Middle East regions, are witnessing a considerable rise in passenger and cargo traffic, thereby adding significant impetus to the aerospace-avionics market demand. This surge has given rise to proliferation in demand for newer travel routes and cost-effective aviation services, resulting in an increase in both the numbers of routes and flights flown by commercial low-cost carriers.

Furthermore, aerospace avionics OEMs are poised to experience tremendous growth in the coming years due to the burgeoning number of new aircraft orders from charter and scheduled-service airlines. Emerging economies, including India and China, will continue to be pivotal drivers, fueling the demand for new aircraft with higher growth of their local low-cost carriers as their emerging middle classes transition into regular flying customers.

Training Division. The training market segment includes customer-specific needs, aircraft leasing, and training and aviation consulting services. The overall demand for military flight training is expected to remain constant as higher defense spending offsets simulator competition. AIRO will address and service customer needs in four distinct lines of business within the training division, as follows:

●	CAS services for the military.

●	ADAIR pilot training and services for the military.

●	Commercial pilot training geared toward individuals seeking professional careers in aviation, with a training curriculum that will provide ab initio training (initial flight training through multi-engine jet training).

●	Consulting services to businesses and entities in all aspects of professional and commercial aviation.

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Key drivers include outsourcing of military training, technological advancement and massive shortages of air transportation pilots. The commercial aviation industry alone faces a monumental task in providing crews and mechanics to fly and maintain existing aircraft and routes1 as discussed in Boeing’s Pilot and Technician Outlook 2021-2040.

Uncrewed Air Systems Division. AIRO believes AIRO is positioned to serve the growing markets of both sUAS and medium unmanned aircraft systems (“meUAS”) as well as the DaaS market, both internationally and domestic.

AIRO believes that the U.S. military’s transformation into a smaller, more agile force that operates via a network of observation, communication, and precision targeting technologies will continue to accelerate the acceptance and use of sUAS and meUAS military operations around the world. AIRO currently has four sUAS platforms: (1) the MAGPIE; (2) the Sentinel; (3) the Heidrun; and (4) the Huginn.

●	The MAGPIE is a fixed-wing commercial utility UAV with a configurable sensor platform. The MAGPIE was the first FAA-certified commercial drone in the U.S. The drone has fully autonomous takeoff and landing capability, which does not require a catapult or recovery system, and allows for up to 90 minutes of flight-time endurance at speeds up to 60 knots.

1 BOEING CO., PILOT AND TECHNICIAN OUTLOOK 2021-2040, at 2 (2021), available at https://www.boeing.com/resources/boeingdotcom/market/assets/downloads/BMO_2021_Report_PTO_R4_091321AQ-A.PDF.

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Figure 1. MAGPIE.

●	The Sentinel is a multirotor vehicle that can operate in either a free-flight or tethered mode of operation. In tethered mode, the drone can operate up to 350 feet and has an unlimited flight time. The Sentinel can be programmed for either pre-planned or autonomous flight, can launch and recover in small areas, and can carry a variety of sensor payloads with connected thought cloud-based technology and applications.

Figure 2. Sentinel.

●	The Heidrun is a fully autonomous, fixed-wing, mini drone for low altitude reconnaissance and target acquisition. The Heidrun is ideal for collecting immediate data from any mission-critical area without exposing the operator to any danger.

Figure 3. Heidrun.

●	The Huginn is a VTOL UAV tailored for dismounted operations. The Huginn is launched within minutes and provides a better overview while enabling instant situational awareness. The Huginn X1 comes as a backpack deployment patrol kit.

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Figure 4. Huginn X1.

These systems provide critical observation and communications capabilities serving the increasing demand for actionable intelligence, while reducing risk to individual “warfighters.” Using sUAS and meUAS can provide real-time observation and communication capabilities directly to the small units who control them and to commanders.

As the industry further matures, AIRO believes aircraft and their components and subsystems will become more commoditized, and more industry growth will develop in the areas of services and service-derivative revenue. AIRO has observed that service opportunities are now moving up-market, with larger companies exploring the benefits of drone technology, and how to prudently apply drones to their operations within the construct of their need for credible providers with suitable assurances of safety, professionalism, training and certification, IT security, and application of advanced analytics to drone-derived data. This aligns well with AIRO’s strategy, which emphasizes the provision of multiple types of value-added solutions to user and industry needs, in addition to drone operations. Industrial/commercial users of drone services need actionable information and decision support tools, rather than “raw” drone-collected data. Customers prefer their information to be processed, managed and delivered securely and in accordance with their specific company-wide IT systems and procedures. AIRO believes its model provides the value-added advanced analytics, IT security, cloud-based IT system interface, drone operator safety and security processes, training, and AIRO-NET communication system access that customers will demand.

Total World Market

Goldman Sachs estimates a worldwide market opportunity for drones of $100 billion. 2 According to industry analysts, the commercial drone market worldwide revenue was over $2.60 billion in 2016, and estimates range from $10–$13 billion in global commercial revenue by 2025, with continued growth expected (See Figure 5).

2GOLDMAN SACHS, Drones: Reporting for Work (Mar. 2016), https://www.goldmansachs.com/insights/technology-driving-innovation/drones/.

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Source: Statista Research & Analysis3

Figure 5. Projected Uncrewed Air Systems Global Revenue.

Commercial use of drones is gaining steady momentum as multiple industries are working with drones as part of their daily regular business functions. The market for commercial and civilian drones grew at a CAGR of 19% between 2015 and 2020, compared with 5% CAGR on the military side. Sophisticated drones could soon be doing thousands of everyday tasks including fertilizing crop fields on an automated basis, monitoring traffic incidents, surveying hard-to-reach places, and transporting various types of cargo. According to the Association for Unmanned Vehicle Systems International’s 2013 report, the impact of commercial drones in the U.S. could result in more than $82 billion in economic impact and an additional 100,000 jobs in the U.S. by 2025.4

Total U.S. Market

According to industry research group Drone Industry Insights, the U.S. commercial drone market is one of the largest national drone markets in the world and, together with the Chinese drone market, accounts for more than two-thirds of the global drone market size. Regionally, however, revenue from the Asian drone market surpassed that of the North American drone market in 2019. The Asian drone market is expected to maintain its dominance as the leading regional market with a considerable margin in 2025. 5 After legalizing drones in 2018, India’s drone market is expected to be one of the fastest growing in the world and the third largest by 2024. 6

Drone Communication Services. It is AIRO’s intent to become the dominant infrastructure service provider for drone communications. As discussed above, communication services will become the key enabler for Beyond Visual Line of Sight (“BVLOS”) operations in controlled and managed airspace environments. AIRO intends to capture at least 50% of the drone communications market. AIRO is designing financial models to quantify revenue and cost. Its projected horizon for implementing the drone communication services component of its business is currently between 18 and 24 months following completion of the Business Combination.

3 STATISTA, Projected Commercial Drone Revenue Worldwide from 2016 to 2025 (2022), https://perma.cc/VC4L-SUVP.

4 ASS’N FOR UNMANNED VEHICLE SYS. INT’L, THE ECONOMIC IMPACT OF UNMANNED AIRCRAFT SYSTEMS INTEGRATION IN THE U.S. 2-3 (Mar. 2013), https://perma.cc/R4QE-6XBA.

5 Lukas Schroth, The Drone Market Size 2020-2025: 5 Key Takeaways, Drone Industry Insights (June 22, 2020), https://droneii.com/the-drone-market-size-2020-2025-5-key-takeaways.

6 RESEARCH & MARKETS, Global $43 Bn Commercial & Private Drone Market to 2024, GLOBE NEWSWIRE (Dec. 18, 2019), https://perma.cc/5W9A-BYK5.

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Electric Air Mobility Division. UAM is an emerging form of air transportation service that uses advanced air vehicles (“AAVs”) to provide passenger transportation and logistics services in low-altitude airspace within or around an urban area. In a 2021 industry report, Morgan Stanley estimates that the global UAM market is expected to be approximately $1.00 trillion to $4.40 trillion by 2040. 7 Half of the world’s population lives in cities today, and the United Nations predicts that by 2050, 70% of the population will live in cities. This migration has led to unprecedented traffic congestion, with a noticeable inability to scale ground infrastructure. Additional studies of the UAM market by several organizations (Goldman Sachs, 8 KPMG, 9 and Deloitte 10 ) also show significant market potential and substantial aircraft demand in the market. The largest segment of the urban air addressable market is shared mobility and passenger transportation, while cargo logistics and military and defense are also expected to provide a substantial market opportunity. 11

The increasing public consensus that the adoption of sustainability initiatives is critical to preserve the environment and reduce emissions has accelerated the implementation of government regulations, created additional federal and state incentives, started to meaningfully influence consumer behavior, and has led to an increased focus by corporations on their emissions standards and targets. This in turn has created greater interest in aircraft electrification.

Passenger-grade AAVs have the potential to provide an alternate, fast, safe, efficient and environmentally friendly means of transportation, particularly for short- to medium-distance travel. Passenger-grade AAVs are expected to be used in a wide variety of scenarios, including shuttle service (to and from airports and other high traffic locations), regional inter-city transportation, intra-city transportation in high traffic conditions, daily commuting, sightseeing, search and rescue, and emergency and disaster response 12 .

Population growth and urbanization are powerful megatrends that are stretching ground-based transportation infrastructure to its limits. 55% of the world’s 7.63 billion people lived in urban areas in 2018. The top 33 megacities alone were home to more than 529 million inhabitants, and the UN predicts that by 2050 the world’s urban population will grow by an additional 2.50 billion people. 13 AIRO expects these trends to continue post-COVID-19 pandemic. Transportation is the lifeblood of urban areas, and population growth combined with increased urbanization will continue to push existing infrastructure to the brink.

Expanding ground-based networks to address congestion and move people cost-effectively through cities has become increasingly difficult. The cost of transportation infrastructure has consistently outpaced inflation over the past fifty years, putting an ever-increasing strain on national, regional and municipal budgets. New light rail lines cost more than $100 million per mile in the U.S. and routinely exceed twice that number. Moving beneath the surface to expand subway networks is even more expensive, with new subway lines typically costing nearly $1 billion per mile or more. 14 AIRO believes these ground-based networks cannot scale efficiently and the costs are prohibitive. AIRO believes that cities need a new, sustainable mobility solution.

7 MORGAN STANLEY RESEARCH, “eVTOL/Urban AIR Mobility TAM Update: A Slow Take-Off, But Sky’s the Limit,” May 6, 2021, available at https://advisor.morganstanley.com/the-busot-group/documents/field/b/bu/busot-group/Electric%20Vehicles.pdf.

8 GOLDMAN SACHS, “The Future of Mobility,” June 4, 2019, available at https://www.goldmansachs.com/insights/pages/gs-research/future-of-mobility/report.pdf.

9 KPMG, “Getting Mobility Off the Ground,” 2019, available at https://assets.kpmg/content/dam/kpmg/ie/pdf/2019/10/ie-urban-air-mobility.pdf.

10 Aijaz Hussain, David Silver, Advanced Air Mobility, DELOITTE INSIGHTS (Jan. 26, 2021), https://www2.deloitte.com/us/en/insights/industry/aerospace-defense/advanced-air-mobility.html.

11 Hussain & Silver, supra note 10 .

12EHang , The Future of Transportation: White Paper on Urban Air Mobility Systems (Jan. 15, 2020), https://www.ehang.com/app/en/EHang%20White%20Paper%20on%20Urban%20Air%20Mobility%20Systems.pdf.

13 U.N. DEP’T OF ECONOMIC & SOC. AFFAIRS, WORLD URBANIZATION PROSPECTS: THE 2018 REVISION (2019).

14 Alon Levy, Why It’s So Expensive to Build Urban Rail in the U.S., BLOOMBERG (Jan. 26, 2018), https://www.bloomberg.com/news/articles/2018-01-26/the-u-s-gets-less-subway-for-its-money-than-its-peers.

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The key drivers for the future growth of the passenger UAM market include:

●	Increasing traffic congestion;

●	Advancement of technologies in aviation and batteries;

●	Increasing public acceptance of UAM;

●	Developing telecommunication and ground infrastructure; and

●	Increasing public awareness of environmental protection.

AAVs are ideal for delivery of medium-distance logistics and have the potential to be used in long-haul transportation. The logistics UAM market is at a nascent stage, with several companies having successfully completed their first pilot delivery programs, including Matternet Inc., UPS Flight Forward Inc., and Zipline International Inc. With rising labor costs related to ground transportation and the continued advancement in AAV technology, AIRO expects that logistics solutions based on AAVs will become more popular in the future.

The key drivers for the cargo transport UAM market include:

●	Growing prevalence of e-commerce;

●	Unmet logistics demands in remote areas;

●	Technological upgrades in key components and control systems;

●	Increasing traffic congestion; and

●	Developing telecommunication and ground infrastructure support.

Impact of COVID-19. While COVID-19 has not had a negative impact on the value of AIRO’s suite of patented technologies, the activities in the Uncrewed Air Systems Division and Training Division that focus on sales, marketing and manufacturing have been negatively impacted as some customers experienced budget reallocations and program postponements on otherwise approved procurements. It has been difficult to conduct critical customer demonstrations, deliver equipment, and train customers due to national quarantine regulations in many countries where AIRO’s customers are located. New customer acquisition has also suffered due to cancelled and postponed customer meetings, both international and domestic. AIRO has experienced a significant negative effect on lead times and accessibility to critical UAV system components, which has delayed and prevented both deliveries and demonstration activities and negatively impacted its ability to acquire aircraft. AIRO’s Advanced Avionics Division has also experienced supply chain issues, similar to its market segment, primarily driven by lower orders, as customers reduce their purchases, and lower production rates due to unpredictable employee absences due to infections. Moreover, recently the division has experienced reduced parts deliveries due to infections at suppliers’ facilities, which often leads to price premiums and larger minimum order requirements. AIRO’s Electric Air Mobility Division has been the least impacted, with the exception of slower coordination between AIRO and its supply base. AIRO’s Electric Air Mobility Division has not experienced, and AIRO does not anticipate that it will experience, a material impact on future growth outlook due to COVID-19.

Products and Services

Advanced Avionics : Current Products. AIRO’s Advanced Avionics Division develops, manufactures, and sells avionics and electronic GPS sensors for GA, UAS, and eVTOL market segments. Aspen’s customers are located worldwide ranging from individual operators to dealers and large OEMs.

Aspen’s avionics products are focused on GA aftermarket, OEM display and integration, and Connected Panel solutions. Aspen’s avionics have also been installed on legacy military aircraft including older generation jets and helicopters. Currently Aspen supplies displays as an OEM option on Robinson helicopters. Aspen also supplies Connected Panel solutions for Pilatus and Honeywell that are installed in A300 Cargo aircraft. Aspen’s GPS sensors are sold for installation on GA and UAS/eVTOL platforms.

Aspen’s Evolution Flight Display System line of products includes glass panel primary flight displays (“PFDs”) and multi-function displays (“MFDs”) and is a preferred retrofit solution for legacy GA aircraft. It is designed as a low-cost modular platform to supply a range of features from basic PFD to sophisticated MFD capabilities. AIRO estimates that there are over 15,000 GA aircraft flying with Aspen displays. AIRO’s strategy is to provide a robust hardware platform with low acquisition and install costs that feature open system interfaces and ability to interface to legacy and new technology avionics in GA aircraft. The platform was designed to affordably update to new technologies minimizing installation costs to upgrade. AIRO’s Advanced Avionics Division is currently developing its next generation display system focused on large-screen glass applications for GA and eVTOL platforms.

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Figure 6. The next generation of Evolution Flight Display System display, featuring glass panels, PFD, and MFD.

Aspen’s Connected Panel product is a smart bridge between installed avionics systems and aviation applications and provides tablet connectivity to avionics panels. Aspen was one of the first to market with this capability and secured programs with Pilatus on both the Pilatus PC12 turboprop and the PC24 business jet. Additionally, Aspen has agreements with a major avionics manufacturer to provide a version of its Connected Panel solution on A300 Freighter aircraft. The Connected Panel platform is designed to be extendable to many potential applications including datalink, data recording, fourth generation broadband cellular networks (“4G”), and 5G applications.

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Figure 7. Connected Panel provides two-way communications between panel avionics and personal smart devices.

Aspen’s NexNav GPS products offer solutions for manned and unmanned aircraft applications. The NexNav products are certified on over 600 different aircraft makes/model and are also installed on many UAS/eVTOL platforms.

Figure 8. Global Navigation Satellite System solutions: (1) Trig TN70 GNSSU (left); (2) Genesys 42-015002 GNSSU (center); (3) IS&S 9B-87010 GNSSU (right).

Advanced Avionics : New Products in Development. Aspen is developing a new line of large format avionics displays for the larger GA aircraft and the emerging eVTOL market. The product line is currently under development and will be integrated into AIRO’s EAM division platforms. It is being bid to supply several third-party eVTOL platforms and AIRO believes that the new displays will widen its customer base by expanding its market. The emerging eVTOL market is expected to create opportunities for AIRO’s Advanced Avionics Division. AIRO believes the market may create demand not only for its display products, but also for the existing GA class III, defined as an aircraft greater than 6,000 lbs. and not used for commuter applications. Over the next 10 years AIRO expects to broaden its advanced avionics offerings to include flight controls and integrated navigation into its next generation integrated display avionics to adapt to anticipated eVTOL and OEM opportunities.

Aspen continues to upgrade its line of Connected Panel products to provide 5G connectivity and enhance data recording capabilities. Regulatory bodies have called to expand the need for lightweight low cost data recorders. Both TCCA and EASA have moved toward requiring them on GA aircraft. Aspen’s Connected Panel line of products is being developed to add 5G capabilities and crash resistant technologies to enter this market. Current products designed for the air transport market are heavy (a significant consideration for payload restricted aircraft including eVTOL) and expensive. AIRO believes Aspen’s less expensive and materially lighter products differentiate AIRO from its competition and will fuel growth for its advanced avionics line of products.

Training. AIRO’s Training Division provides CAS, ISR, unmanned ground systems, and target simulation services using fixed-wing aircraft with ground targeting focus to military customers. CDI provides manned, piloted fixed-wing aircraft, suitable payload, surveillance and reconnaissance equipment, ground liaison officers and Joint Terminal Attack Controller instructors, and a certified aircrew to provide full joint theatre ISR and simulated ground strike training, which can include live munition deployment. CDI also provides unmanned automobile systems used for air or ground strike training, which include automated vehicles of various types and capabilities customized to meet training mission demands.

CDI employs highly trained special operations veterans, and its personnel have years of real-world experience on the battlefield and in the global war on terror. CDI’s personnel have collectively planned and executed hundreds of missions, which include air support, unmanned systems, full motion video systems (ROVER, MVR), and infiltration and exfiltration techniques. CDI’s personnel develop, integrate, and evaluate new equipment, and modify existing equipment to fit customized military orders and mission training. These customizations include, without limitation, aircraft, surveillance, and automobile equipment.

The U.S. military recently issued two large long-term contracts (“Contracts”), respectively $249 million and $6.4 billion each, to provide CAS, ISR, aggressor air combat (“Red Air”) and unmanned systems training to different branches of the U.S. military. The approved Contracts participants bid on task orders as they are issued by the U.S. military. The U.S. military chooses winning bids based on such factors as cost, certainty of fulfilling the requirements of a specific task order, safety records, and other factors. AIRO’s current fleet of aircraft works at almost maximum capacity before accounting for the Contracts and are CAS and ISR specific. AIRO requires additional aircraft and related equipment in order to bid and complete future task orders and to expand into Red Air services, which CDI expects will drive important revenue and profit growth.

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AIRO’s Training Division also provides aircraft leasing, training and aviation consulting services to defense civilian and commercial industries and serves the defense, civil and military training markets primarily in the U.S. Historically, Agile Defense has provided advisory services to the U.S. military and the private aerospace industry. Many of Agile Defense’s consulting projects have been classified engagements where they have been trusted to define, design, and implement solutions to protect critical assets. Expertise in the areas of certification and regulatory compliance, high performance communications, modernization programs, quality management, safety and security, and missile defense have provided significant benefits to Agile Defense’s clients. AIRO expects that the primary customers of Agile Defense will be the branches of the U.S. military requiring ADAIR and CAS training services. There is a large foreign military demand for contracted services currently being provided by a few of AIRO’s competitors. AIRO believes these foreign contracts will be available to Agile Defense upon acquisition of suitable aircraft.

Figure 9. Close Air Support.

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Figure 10. Adversary Air.

Figure 11. Commercial Training.

Uncrewed Air Systems. AIRO’s Uncrewed Air Systems Division focuses on UAVs, operating with various degrees of autonomy, either under remote control by a human operator or autonomously via auto pilot. UAVs are used for civilian, commercial, and military applications. Military applications include reconnaissance, surveillance, and defense services. Civilian and commercial applications include inspection, survey, mapping and photography, archaeology, weather analysis, conservation, healthcare, search and rescue and construction applications.

Sky-Watch, AIRO’s international drone company, provides and develops a complete suite of UAV products, technology, and system integration for worldwide defense, security and civil use. Its products serve the defense and military market with a focus on mini and small tactical UAVs. Sky-Watch has focused on UAS and has developed and brought to market both multirotor and fixed-wing UAS. Sky-Watch’s current mUAS solutions are operative in EU and NATO countries, and both solutions have been tested and deployed in international markets in the EMEA and APAC regions.

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Figure 12. The Heidrun is a fully autonomous, fixed-wing, mini drone for low altitude reconnaissance and target acquisition.

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Figure 13. Antenna Tracker companion to Heidrun platform.

Figure 14. The Heidrun can be rapidly deployed in the field for low-altitude drone reconnaissance or surveillance.

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Figure 15. The live video Heidrun payload option (left) is a dual-channel EO/IR stabilized camera. The still camera mapping payload option (right )combines an APS-C size Exmor™ CMOS image sensor with a BIONZ X™ processor to produce high-precision 24 MP images.

Figure 16. The Huginn X1.V3 is designed for tactical operations as surveillance and reconnaissance missions.

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Figure 17. With the Automated Hand Launch and Retrieval feature, Huginn X1.V3 can be launched and retrieved from hand and highlights the fast response time to establish “eye in the sky” view.

Figure 18. Sky-Watch Drone Manager V2.0.0 offers a tablet-user interactive experience.

Based on Sky-Watch’s sales experience, AIRO believes military commanders and security officers understand that UAS assets improve situational awareness and thus strengthen efficiency and quality in decision making whether it be in the battlespace or in any other intelligence, surveillance, or reconnaissance task. But it also understands that the mUAS procurement process is a highly politically influenced activity in most national defense and security markets. Although AIRO believes the value propositions of Sky-Watch’s mUAS solutions are strong, and the low cost of ownership of open architecture, open source and commercial off-the-shelf (“COTS”)-based mUAS solutions available are in stark contrast to the legacy systems currently deployed, national industrial defense politics and system inertia, from time to time, may prevent, prolong, or limit sales opportunities and related revenue streams. Sky-Watch is currently in the market entry phase of its development and growth, which is a phase where predictability of and performance levels in revenue generation and operational results may thus be compromised and/or fluctuate significantly.

AIRO Drone, AIRO’s domestic drone company, provides operational DaaS services and designs and integrates sensor platforms as well as ground-based and aerial subsystems. Its products serve the industrial inspection, civil engineering, insurance, construction, energy, transportation, agriculture, and security markets. Its current line of products and services consist of drone procurement and sales, DaaS and the development of AIRO-NET. The drones consist of a tethered drone system, a fixed-wing aircraft, a unique reseller relationship with Airgility, Inc. for their GPS-denied small drone line, and a large array of sensor and custom data derivation from drone operations. AIRO’s DaaS service line is an AI-based service model to be performed for companies to inspect properties and operations that were previously performed by manpower and manned aviation, such as helicopter, models. The data gathered from inspections is then delivered to the customer platform of choice such as IBM Bluemix, Microsoft Azure, or Amazon Web Services. Finally, AIRO-NET is a unique drone data Virtual Private Network (“VPN”) that will provide real-time secured command and control, and streaming data (such as electro-optical/infrared video) directly to the operator and customer. This type of service is a recurring business model and is currently performed, quite unstandardized, by most individual operators.

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Figure 19. Drone hardware (sUAS) products.

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Figure 20. Drones as a Service (DaaS) applications.

Figure 21. AIRO-NET Total IoT applications.

Electric Air Mobility. AIRO’s EAM company, Jaunt, is a development-stage, aerospace company and currently has no products available for sale, license, or use. Jaunt’s advanced technology is protected by a valuable portfolio of patents with additional patents in the process of being granted. Analyzed by Randolph Square IP (“RSIP”), Jaunt’s patent portfolio RSIP Score is 134%. The RSIP Score is the ratio of the portfolio to cohort grades and provides a comparison to companies innovating in the same space. Anything over 100% indicates that the subject portfolio contains above-average assets. Jaunt also has the trade secrets and proprietary intellectual property associated with the development of SRC technology, including the extensive experience and flight test data from the demonstrator aircraft.

The Jaunt Journey air taxi is a combination of a helicopter and fixed-wing eVTOL aircraft, with what AIRO believes to include the best attributes of both rotary and fixed-wing. AIRO believes Jaunt’s eVTOL aircraft provides the highest level of safety, the quietest configuration, and the lowest operational cost. The patented SRC technology has flown on multiple Jaunt demonstrator aircraft, with over 300 piloted flight hours and 1,000 takeoffs and landings, to validate the core technology.

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Jaunt plans to certify under existing CAR 529 Transport Category Rotorcraft airworthiness rules. In contrast to the Part 23 Small Airplane Normal Category rules being pursued by other AAM companies, this provides a clear path to eVTOL certification with safety standards equivalent to commercial airliners. Jaunt will certify through TCCA, capitalizing on TCCA’s bilateral agreements with the FAA and EASA to obtain world-wide approval and access to the global market.

Jaunt’s eVTOL aircraft will be certified as a single pilot IFR (instrument flight rules) and comply with Category Enhanced of EASA SC-VTOL-01 by:

●	using System Safety Assessment processes (ARP 4761 with ARP 4754A) that are industry standard for Commercial Transport Aircraft (ED79A),

●	designing flight critical systems to meet the requirements of a probability of catastrophic failure of less than 10-9 per flight hour (less than once every billion flight hours),

●	developing robust software design processes to meet Development Assurance Level A for functions that could exhibit catastrophic failures,

●	meeting requirements for bird strike, fatigue and damage tolerance, lightning strike, fire protection, and designing and incorporating elements for crashworthiness right from the conceptual stage.

This approach puts the design of Jaunt’s eVTOL aircraft in line with the commercial airliners in terms of safety and robustness.

AIRO also believes that Jaunt benefits from its innovative supplier cost sharing strategy, whereby suppliers are deferring the cost of their non-recurring engineering (“NRE”), reducing Jaunt’s initial funding requirements.

Aircraft sales will be through direct sales and leasing, similar to the current aircraft market. Jaunt intends to establish an in-house sales and marketing team to sell to the global air mobility markets. In addition to focusing on traditional aircraft buyers, Jaunt intends to sell to emerging AAM operators.

Since 2021, Jaunt has signed multiple non-binding letters of intent (each, an “LOI”) and other nonbinding agreements with flight operators for acquisition of its Jaunt Journey air taxis. On December 21, 2021, Flapper Tecnologia S.A. (“Flapper”) and Jaunt signed an LoI pursuant to which Flapper intends to acquire up to 25 aircraft starting in 2026. On the same date, Walle Mobility, Inc. (“Walle”) and Jaunt signed an LoI pursuant to which Walle intends to acquire 20 aircraft starting in 2026. On April 8, 2022, Jaunt signed a LoI with Vertiko Mobilite, Inc. (“Vertiko”) pursuant to which Vertiko intends to acquire 73 aircraft starting in 2026. On August 19, 2022, Jaunt signed an LoI with MintAir Co., LTD (“MintAir”) pursuant to which MintAir intends to acquire ten aircraft, with an option to purchase an additional 30 units. On January 12, 2023, Jaunt signed an LoI with REDWINGS S.A. DE C.V. to acquire ten aircraft, with an option to purchase an additional ten units. On March 28, 2023, Jaunt signed a Memorandum of Understanding with Fly Blade (India) Private Limited (“BLADE India”), pursuant to which BLADE India intends to acquire 150 aircraft, with an option to purchase an additional 100 units.

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Figure 22. The Jaunt Journey aircraft is a leader in slowed rotor compound (SRC) technology.

Figure 23. Jaunt’s patented technology slows the rotor once aloft, thereby reducing drag and associated vibration.

Facilities and Office Space

AIRO is headquartered in New Mexico, where its primary manufacturing plant is located at 5001 Indian School Road NE, Albuquerque, New Mexico 87110. AIRO’s executive offices are located in Phoenix, Arizona at 20860 N. Tatum Blvd., Suite 300. The Phoenix office space is leased pursuant to a one-year lease agreement between Aspen and Regus Management Group LLC at a fixed amount of $1,548 per month through October 31, 2023.

AIRO’s manufacturing plant is approximately 18,000 square feet. The facility is generally a modern facility with potential growth in adjacent building on site as well as adjacent to the facility. The property on which the manufacturing plant is located also contains office space, which is primarily used by Aspen employees. As such, Aspen is the named lessee to the two-year lease agreement pursuant to which AIRO rents its manufacturing plant (the “Plant Lease”). Under the Plant Lease, the current monthly rent is $20,868.35. The Plant Lease expires on December 31, 2023, subject to AIRO’s option to renew the lease for a two-year period and its right to terminate the lease with 270 days’ advance notice. AIRO also has hangar space leased at Double Eagle Airport in Albuquerque which houses flight test engineering and GA aircraft that support the flight test and certification of Avionics. This is a month-to-month lease for $2,971 per month.

In addition to the Plant Lease, some of AIRO’s portfolio companies rent office-related space pursuant to the arrangements described below.

Sky-Watch annually leases the property at Østre Alle 6F, 9530 Støvring, Denmark for DKK 836,100 per year (or roughly $119,291 USD). Sky-Watch uses the leased property for administrative, production, and inventory-storage purposes.

Jaunt rents coworking office space at 2626 Cole Avenue, Suite 300, Dallas, Texas 75204 on a month-to-month basis pursuant to a Service Agreement with Meridian Business Centers – Management Partners, LP. In exchange for Jaunt’s monthly payment of $325, the Service Agreement entitles Jaunt to shared and private use of office and conference-meeting spaces and equips Jaunt with a mailing address and local phone number. Jaunt employees conduct nearly all of their work remotely, so the co-working space available for use under the Service Agreement is both adequate and cost-effective for Jaunt’s business needs.

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AIRO Drone, CDI, and Agile Defense neither own nor lease any real property or office space and have not entered into any coworking arrangements. The work conducted for these entities is accomplished remotely and does not require established office space.

AIRO expects that its engineering and manufacturing facilities will expand to meet the design and production of its products. In particular the Electric Air Mobility Division and the Advanced Avionics Division will expand its facilities to meet the engineering and production requirements of the business.

The Electric Air Mobility Division will be expanding to lease Engineering and Manufacturing facilities in Quebec Canada to support the design and manufacturing of the Jaunt Journey aircraft. Jaunt is planning on leasing an office facility in Montreal, Quebec, to house engineering design and development Canadian funding is contingent with Jaunt’s plans to employ Canadians in the development of the Jaunt Journey. The facility will house Management, Finance, Human Resources, Supply Chain, Contracts, Legal, Quality, and Engineering for R&D. Space will be added as needed during this period of time and these costs are reflect in the financial plan. Jaunt intends to also lease existing final assembly facilities located at the Mirabel Airport in Quebec, Canada starting in 2024. The capital expenditures needed to meet these rates are budgeted into Jaunt’s aircraft development program. The manufacturing floor space required at full rate production is approximately 500,000 square feet.

The Advanced Avionics Division will expand its facilities to support growth the design and production of electronics and mechanical assemblies and product to support all divisions within AIRO as well as planned growth in the division itself. This will include additional office space for engineering, finance, sales, supply chain and manufacturing as well as addition floor space for production for internal manufacturing supporting other AIRO divisions and organic growth in Avionics. The division will be looking to expand its aircraft hangar facilities on airport to support additional flight test supporting all divisions. AIRO will be looking at its Albuquerque and Phoenix facilities to expand or consolidate based on local incentives, centers of talent availability in high skilled positions in engineering and production and airport use for flight test.

Plan of Operations

AIRO’s strategy is to achieve large growth in market share, and revenue, through organic development, innovation of new products and services, and strategic and complementary acquisitions, supported by its core tenets of safety first, environmental responsibility, and superior performance for its customers. AIRO’s business model and development strategies are discussed in “Business—Growth Strategies.”

Management anticipates that significant additional expenditures will be necessary to develop and expand AIRO’s business before significant positive operating cash flows can be achieved. AIRO’s ability to continue as a going concern is dependent on its ability to raise additional capital and to ultimately attain sustainable revenues and profitable operations. AIRO expects its capital expenditures to continue to be significant in the foreseeable future as it expands its development, certification, production, and commercial launch, and that its level of capital expenditures will be considerably affected by consumer demand for its services.

As discussed earlier, AIRO’s business consists of 4 divisions: (i) Advanced Avionics; (ii) Training; (iii) Uncrewed Air Systems; and (iv) Electric Air Mobility. Each division’s level of maturity, cash balance, and needs are unique. Because AIRO has a limited operating history and is entering new industries in the Electric Air Mobility and Uncrewed Air Systems Divisions, it has no historical data to rely on in assessing the demand for its services in those divisions. Its other divisions, Advanced Avionics and Training, have solid contracts and/or historical data that AIRO believes allows it to predict each division’s cash needs and market-growth opportunity with some certainty notwithstanding unforeseen macroeconomic and world events.

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Advanced Avionics Division. AIRO’s Advanced Avionics Division is revenue-generating. Pending its ability to meet its sales plan, AIRO believes that the Advanced Avionics Division will have sufficient cash to fund its current operations. AIRO intends to utilize a portion of the initial public offering financing to inject additional funds into the Advanced Avionics Division in order to scale operations and to support the production and design of Advanced Avionics products, which will in turn support the growth plans of the other three divisions. The Advanced Avionics Division also intends to release a new set of large-screen display, Connected Panel, and GPS sensor products. The funding generated through this offering will be used to scale production capabilities by expanding current facilities and hiring 15-20 engineers and 10-20 production resources over the next 12-18 months. The additional engineers will be tasked with completing and certifying the next generation of large-screen display for the Electric Air Mobility Division, supporting cockpit upgrades for the Training Division, and developing sensor technologies for the Uncrewed Air Systems Division. Production will be expanded to support each division’s production needs and to accelerate the development and introduction of new products.

Electric Air Mobility Division. AIRO’s Electric Air Mobility Division is pre-revenue and lacks sufficient cash to fund its plan of operations. Within the Electric Air Mobility Division, Jaunt will use the capital proceeds from this initial public offering to expand its business operations and to fund the Electric Air Mobility Division’s eVTOL aircraft development program over the next 12 months. These funds will be applied to the design and fabrication of the Division’s eVTOL demonstrator as well as the establishment of a design center to support R&D activities for major aircraft systems and key technologies. The majority of the capital raised will be used to hire key engineering and program management personnel.

The Electric Air Mobility Division will employ a strategic staffing plan that focuses not only on the required skillsets but also on the global resourcing of talent. Proceeds from the initial public offering will be used to hire approximately 100 people over the next 12 months for engineering, design, and manufacturing. The Electric Air Mobility Division will also utilize third-party engineering resources and is working with risk-sharing suppliers and other AIRO Divisions to co-develop aircraft, communications, data-management, and cyber-security systems, and to provide support for these systems throughout their life cycles. Some of the funds raised will be applied to systems-testing activities in collaboration with AIRO’s suppliers and Advanced Avionics Division.

Management believes that the Electric Air Mobility Division will be capable of raising enough money through this offering to continue its proposed operations over the next 12 months. The Electric Air Mobility Division’s capital requirements will be determined by the following key factors:

●	the level of R&D and engineering expenses incurred for the first phase of the Division’s aircraft development program;

●	capital expenditures needed to develop the Division’s eVTOL demonstrator aircraft;

●	capital expenditures needed to launch the Division’s aircraft manufacturing facilities;

●	general and administrative expenses as the Division builds out its design and engineering facilities in the U.S. and Canada, and;

●	sales, marketing, and distribution expenses as the Division builds, brands, and markets sits eVTOL aircraft.

Uncrewed Air Systems Division. AIRO’s Uncrewed Air Systems Division is revenue generating through its development and sales of drones, the operations of DaaS, and the operation of AIRO-NET, a 5G drone, UAM, and GA communications and data mesh network. However, AIRO does not believe that the drone sales and the DaaS and AIRO-NET operations will provide sufficient funds for the continued operations of the Uncrewed Air Systems Division. Additional financing from the initial public offering or other source will likely be needed to support the Uncrewed Air System Division’s operations. Funding will be used for additional design, sales, and production resources for drones in both the military and non-military markets. The Uncrewed Air Systems Division will make use of the production and engineering capabilities of the Advanced Avionics Division to minimize additional resources, which management believes should lower the Uncrewed Air Systems Division’s costs. AIRO believes that within 12 months demand for products in this Division will be strong enough to drive future revenues that allow this Division to generate the cash needed for operations.

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AIRO will prioritize acquisitions for the Uncrewed Air Systems Division to meet the anticipated growth in demand for products and services in this Division. Using proceeds from the initial public offering and future capital financing from public and/or private sources, AIRO will focus acquisitions for the Uncrewed Air Systems Division in the areas of drone vehicles, AI, and networking service. In particular, AIRO believes that the AI market and network services from its AIRO-NET data-centric mesh network will present opportunities to acquire early-stage and startup companies that will be a catalyst for the Uncrewed Air System Division’s growth.

Training Division. AIRO’s Training Division generates current revenue through its U.S. DoD contracts. Near-term future revenues will come from commercial pilot training. Longer-term training revenue will come from eVTOL commercial pilot training. The Training Division’s ability to fulfill future contracts is stunted by the need for capital purchases of aircraft, support equipment, and a currently operating FAR part 141 Flight School. The Training Division does not have sufficient revenue to fund the additional capital purchases that are needed to generate the necessary cash for continued operations. Funds raised through the initial public offering and/or other capital-raising sources would be used to acquire the aircraft and support equipment that is necessary to meet the additional demand under the DoD contracts and to generate revenue and cash to fund the Training Division’s internal operations.

As a result, the Training Division’s future capital requirements may be uncertain, and actual capital requirements may be different from those currently anticipated. AIRO may seek equity or debt financing to finance a portion of the Training Division’s capital expenditures. Such financing might not be available in a timely manner, on terms that are acceptable to AIRO, or at all.

AIRO’s ability to obtain the financing needed to execute its business plan and the business plans of its four Divisions is subject to a number of factors, including general market conditions and investor acceptance of AIRO’s industry and business model. In addition, AIRO’s future capital needs and other business reasons could require AIRO to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or equity-linked securities could dilute AIRO’s stockholders. In addition, such dilution may arise from the acquisition of or investment in companies in exchange, fully or in part, for newly issued shares, the granting of options to AIRO’s business partners, or the exercise of stock options by AIRO employees in the context of existing or future share-option programs or the issuance of shares to employees in the context of existing or future employee-participation programs. If AIRO cannot raise additional funds as it needs or desires, its operations and prospects could be negatively affected.

Management is focused on implementing plans to improve operations with the goal of sustaining operations for the next twelve months and beyond. These steps include: (i) raising additional capital and/or obtaining financing; (ii) pursuing strategic acquisitions and partnerships that complement AIRO’s business model and will provide it with access to additional consumers; (iii) continuing to develop AIRO’s existing business products while focusing R&D efforts on innovative technologies; (iv) executing material sales and training contracts; and (v) controlling overhead expenses and exploiting cost synergies across its four divisions. There can be no assurance that AIRO can successfully accomplish these steps, and it is uncertain whether AIRO will achieve profitability and obtain additional financing. There can be no assurance that any additional financing will be available to AIRO on satisfactory terms and conditions, if at all.

Growth Strategies

AIRO’s growth strategy and subsequent opportunities are anchored by a bold and focused vision for its future with compelling goals and objectives on how to achieve the vision. AIRO’s vision is to become the number one mid-tiered aerospace company, leading every market it serves, by providing innovative and value-based aerial platforms, solutions and services to its customers, while providing compelling benefit to humanity, its employees and investors.

Growth through Acquisition and Partnering. Within each of AIRO’s divisions, there are several opportunities to increase market share and revenue.

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Aggregation and acquisition is a key component of AIRO’s growth and opportunity capture strategy. As an example, the Uncrewed Air Systems Division’s market is ripe for aggregation and consolidation. Most drone solution and services companies today are small businesses, with limited capital and resources for business development, expansion, or post-service analytics, not to mention the level of operational, training, and safety processes required by most major company clients. There are few if any companies that provide end-to-end solutions for this large client base. There is a clear opportunity for consolidating selected smaller entities into AIRO where it will have the organizational structure and discipline, with the resources to centralize business development, IT, analytics, training, safety, and operational processes, and to effectively pursue and serve Fortune 1,000 clients. Where opportunities are advantageous to AIRO, it will aggressively pursue strategic business acquisitions. AIRO has compiled and evaluated a list of priority strategic acquisition targets that may be pursued post public funding. Current targets will focus on the Uncrewed Air Systems and Training Divisions. As an example, within the Training Division, AIRO anticipates the need for a regulated Maintenance, Repair and Overhaul (“MRO”) capability to expand its Part 145 operations, which both has tremendous growth opportunities and will be critical for the development and implementation of its Electric Air Mobility Division goals. In support of AIRO’s plans to build out its commercial and civilian pilot training offerings, Boeing predicts a need for over 600,000 airframe and powerplant mechanics and maintenance personnel over the next 18 years. That number does not include potential additional demand for airframe and powerplant mechanics in the GA, charter, or UAM sectors. 15

Utilizing the above strategy will immediately expand AIRO’s footprint and opportunities in new and existing areas, increasing its revenue, customer base, and market share and improving brand recognition.

Another of AIRO’s growth strategies is to leverage marketing, partnering, and teaming agreements with compatible service providers to expand the products and services it offers in a cost-effective way. AIRO currently has formal agreements with private, public and governmental organizations that have and will continue to provide avenues to increase direct revenue, increase its brand awareness, and the opportunity to serve new customers. AIRO might have limited access to some of these customers without the partnering relationships. Current examples span all AIRO’s divisions and include global engineering firms, major air carriers, large defense contractors and governmental agencies, and, in some cases, competitors. AIRO’s Advanced Avionics Division is a supplier and partner of avionics technology to a strong competitor of its own EAM manufacturer (Jaunt). Partnering relationships are common in training and specifically in the defense sector due to the limited number of authorized contractors by the DoD, and demand exceeding the capacity of any one of the authorized contractors.

Innovation and Offering of New Products and Services. To achieve its mission and objective, AIRO realizes it will lead by providing innovative products and solutions as well as focus on services and solutions within its existing portfolio. The development and implementation of AIRO-NET is a key driver in AIRO’s growth and opportunities plan.

The next major leap in the widespread adoption of drones in the market will require BVLOS operations. Large-scale BVLOS drone operations will require support infrastructure capabilities that do not currently exist. The key to this adoption and growth is enabling drones to conduct truly unmanned flights with no pilot needed for flight operations from takeoff to landing. The autonomous, long-range flight will require a suitable communication infrastructure for successful operation—a critical link enabling autonomous operations of drones within and outside of controlled airspace. Of particular importance is the need for a suitable communication system optimized for the specialized requirements of low altitude, lightweight BVLOS drone operations

15 BOEING Co., supra note 1.

AIRO-NET is a communication system geared to the specific needs of BVLOS drone operations, integrating existing data transport providers where available, supplemented by drone-specific infrastructure to provide truly seamless, secure communications to BVLOS drones at all times. AIRO-NET is essentially a VPN for all of the communications requirements for any BVLOS drone operation, for use by both AIRO Drone’s DaaS operations and other BVLOS drone operators.

Several derivative services are also enabled by AIRO-NET and represent significant growth areas as the system evolves. For example, the addition of sensors to the AIRO-NET communications package installed on large numbers of drones can be leveraged to produce environmental data that is valuable to other types of users. By leveraging the AIRO-NET data transport capability and offering service rate discounts to users who agree to host the additional sensors, AIRO-NET can use drones as flying and very mobile Internet-of-Things remote-sensor platforms. Utilizing a subscription services model, AIRO-NET’s derivative services, Internet-of-Things sensor packages, and payloads offer significant revenue growth in their own right, separate from the mission of BVLOS drone communications. Data is rapidly becoming recognized as a critical asset in many businesses today. The value of data has long been recognized as valued in high-tech companies. Several well-known companies such as Google and Facebook have built their business model around the harvesting and provisioning of data and information.

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In the Training Division, the adoption of and implementation of virtual reality (“VR”) training aids and simulation technologies are opportunities that can add significant value to AIRO and provide time and cost savings to its customers. VR platforms can be utilized by all of AIRO’s current divisions, including platforms from EAM aircraft to commercial and military aircraft.

Organic Growth and Associated Opportunities. AIRO will grow its existing business lines within each division. Substantial investment will be made in sales and marketing, analytics, and communications focused on the expansion of its footprint into current and specialized markets and applications domestically and internationally. Current budgets in the divisional financials include investments required and resources needed to achieve identified organic growth targets. Mechanisms are in place and specific opportunities already exist to increase AIRO’s sales and market presence in the EMEA region for all lines of business. Opportunities to expand its presence in Latin and South America and Asia will be analyzed and implemented based on value and timing to AIRO.

AIRO’s Competition

AIRO operates in highly competitive markets that are sensitive to technological advances. In each of AIRO’s market segments, some of its competitors are larger and can maintain higher levels of expenditures for R&D. In each of its markets, AIRO concentrates on the opportunities that it believes suit its resources, overall technological capabilities, and objectives. Principal competitive factors in these markets are product quality and reliability; technological capabilities, including reliable, resilient, and innovative cyber capabilities; service; past performance; ability to develop and implement complex, integrated solutions; ability to meet delivery schedules; the effectiveness of third-party sales channels in international markets; and cost-effectiveness. AIRO frequently “partners” or is involved in subcontracting and teaming relationships with companies that are, from time to time, competitors on other programs.

Advanced Avionics Division. AIRO has several competitors in the advanced avionics market. Those major competitors include companies such as Honeywell International Inc. (HON), Avidyne Corporation, Collins Aerospace, Dynon Avionics, Inc., uAvionix Corporation, L3Harris Technologies, Inc. (LHX), and Garmin Ltd. (GRMN). In the display and integrated avionics segment, the primary competitor is Garmin, which has the largest market share in the aftermarket segment. Garmin, Honeywell, and Collins Aerospace are the leaders in the OEM segment. As the eVTOL market emerges, AIRO expects new market competitors as well as the existing competitors in the avionics segment. AIRO’s primary competitors in the Connected Panel market include Honeywell, Garmin, and Teledyne. In the GPS market space, the NexNav system has few direct competitors. NexNav products include licensing, Circuit Card Assemblies (“CCA”), and Line Replaceable Units or boxes (“LRU”). Competitors include Honeywell’s wholly owned division, Bendix/King, CMC Electronics Inc./Esterline Technologies Corp., FreeFlight Systems Inc./Trig Avionics Ltd., and uAvionix Corporation. FreeFlight and Trig Avionics also license AIRO’s design. Other manufacturers of GPS components such as Garmin, Honeywell, and Collins Aerospace do not sell standalone GPS devices in AIRO’s markets and typically provide that functionality embedded in an integrated product.

Training Division. AIRO’s Training Division is part of an industry segment that is highly concentrated with several well capitalized competitors including, without limitation, Draken International, Inc., Top Aces Inc., Airborne Tactical Advantage Company, LLC (“ATAC”), and Tactical Air Defense Services Inc. (“TacAir”). AIRO also competes with simulation training.

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●	Draken. Large inventory of domestic and foreign-built aircraft including A4 Skyhawk, L-159G Alca, Aermacci MB 339, MiG 21, L-39 Albatros, F1 Mirage, and Atlas Cheetah. Newest aircraft Czech L159 Alca. A current contractor with the U.S. Air Force (“USAF”) and the U.S. Navy (“Navy”).

●	Top Aces. A Canadian-based company with an inventory of domestic and foreign-built aircraft including A4 Skyhawk and Dornier Alpha Jet. Set to acquire F-16 Falcons through its acquisition of Advanced Training Systems International in Mesa, Arizona.

●	ATAC. Large inventory of foreign-built fighter jets including F21 Kfir, MK-58 Hawker, L-39 Albatros, and F1 Mirage. The newest aircraft was operational in 1968. Current Contractor with the USAF and the Navy.

●	TacAir. Medium inventory of domestic built F-5 Freedom Fighters. Also operates customer-owned domestic and foreign-built aircraft including F-16 Falcon and SU-27.

Uncrewed Air Systems Division. AIRO anticipates the defense market for sUAS continues to evolve in response to changing technologies, shifting customer needs and expectations, and the potential introduction of new products. AIRO believes that a number of established domestic and international defense contractors have developed or are developing sUAS that continue to compete, or will compete, directly with its products. Some of these contractors have significantly greater financial and other resources than AIRO possesses. AIRO’s current principal sUAS competitors include Elbit Systems Ltd., Teledyne Technologies, Inc., L3 Technologies, Inc., and Lockheed Martin Corporation (LMT). The U.S. defense market for meUAS has been addressed primarily by Boeing’s ScanEagle and Textron Inc.’s Shadow UAS. AIRO’s current principal meUAS competitors include those competing with AIRO for the U.S. Army’s Future Tactical UAS Program: Martin UAV, LLC and Northrop Grumman Corporation’s V-Bat, Textron Inc.’s Aerosonde, and L3Harris Technologies, Inc.’s FVR-90. International meUAS competitors include Elbit Systems Ltd. and Israel Aircraft Industries International, Inc. AIRO does not view large UAS such as Northrop Grumman Corporation’s Global Hawk or General Atomics, Inc.’s Predator and its derivatives as direct competitors to the sUAS because they perform different missions, do not typically deliver their information directly to front-line ground forces, and are not hand launched and controlled. However, AIRO cannot be certain that these platforms will not become direct competitors in the future. Potential competition from consumer-focused drone manufacturers is emerging as their capabilities increase and their prices remain low relative to existing defense solutions, which is resulting in some level of military consideration even if such drones do not meet traditional military performance or security specifications. Such potential competitors include Skydio Inc. and Shield AI, Inc.

The market for commercial UAS products and services is in an early stage of development, but is evolving rapidly, generating a great deal of interest as government regulations evolve to accommodate commercial UAS operations in the U.S. National Airspace System (“NAS”) and in the airspace systems of other countries. Given the breadth of applications and the diversity of industries that could benefit from UAS technology, a growing number of potential competitors in this market include consumer drone manufacturers such as Dà-Jiāng Innovation, who seek to enhance their systems’ capabilities over time; other sUAS manufacturers, including large aerospace companies such as Lockheed Martin Corporation, and drone and aerial surveying and mapping service providers such as PrecisionHawk, Inc., Sentera LLC, and SlantRange, Inc.; ground-based surveying and mapping service providers; satellite imagery providers; and specialty system manufacturers, software as a service and other service providers aiming to address specific market segments. The emerging non-military market is attracting numerous additional competitors and significant venture capital funding given perceived lower barriers to entry and a much more fragmented marketplace as compared to the military market. Potential additional competitors include start-up companies providing low-cost solutions.

Electric Air Mobility Division. Unlike its competitors, AIRO anticipates utilizing existing certification rules for its aircraft configuration, which AIRO believes will give it a clearer path to commercial service. The Jaunt Journey air taxi is certifying at the highest level of commercial transport, allowing it to fly under existing rotorcraft rules and to utilize existing aviation infrastructure.

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AIRO’s main sources of competition in its Electric Air Mobility Division fall into three categories:

●	companies, including other eVTOL manufacturers and UAM service providers, that have entered, or plan to enter, the commercial electric vehicle market, such as publicly traded competitors Archer Aviation Inc. (ACHR), Eve UAM, LLC (an Embraer S.A. (ERJ) company), Joby Aviation, Inc. (JOBY), Lilium N.V. (LILM), and Vertical Aerospace Ltd. (EVTL);

●	incumbent aircraft charter services that have served a similar market for years with hydro-carbon-based combustion engines;

●	ground vehicle transportation, including personal vehicles and asset-light businesses such as Uber Technologies, Inc. (UBER) and Lyft, Inc. (LYFT), whose businesses AIRO expects some amount of competitive overlap with despite its belief that the traditional ground vehicle will be largely complementary to AIRO’s EAM offerings.

AIRO believes the principal competitive factors in its market include, but are not limited to:

●	certification approach and timeline;

●	cost;

●	customer experience;

●	integrated business model;

●	manufacturing efficiency;

●	product quality, reliability, and safety;

●	product performance;

●	service capabilities;

●	supplier partnerships and cost sharing; and

●	technological innovation.

Because of its focus on eVTOL aircraft design for safety and commercialization, AIRO believes that it is able to compete favorably across these factors.

Research and Development

AIRO benefits from the intellectual experience and capacity of visionary leadership and a robust R&D culture linked directly to its operating business model. AIRO intends to leverage this to continue its thought and innovation leadership among industries, government, military, academic, aviation, and other market segments.

Business survival and evolution of best systems demand comprehensive self-assessment and disruption analysis to be a true leader in the industry. Accordingly, AIRO will characterize its company and its people as an “innovation and invention machine.”

To this end, AIRO intends to promote company-wide experimentation, partnering and client/customer collaboration to assimilate and harness best ideas. It will induce R&D through big data collection, an internal architecture for participation and an enablement process to absorb external innovation resources extensively and assimilate them into its indigenous business. AIRO’s R&D process is matrixed internally with operating divisions and engineering efforts. It involves management and oversight from idea conception to prototyping, to commercialization and sales; then cycles to improve products and services continuously.

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Additionally, AIRO will partner with appropriate industry leaders, scientific and technology communities, academia, government entities and others to foster simultaneous research, design, development, and maintenance of both new and existing products. A key focus area will include synchronizing with NASA and DoD Small Business and Innovation Research (“SBIR”) and Small Business Technology Transfer (“STTR”) programs.

AIRO recognizes that R&D cannot be “moated” solely in its own separate area and still propel AIRO forward. Therefore, it has blurred the boundary between two types of R&D activities, either conducted in new development or in transforming routine or periodic alterations into significant improvement during the R&D process. To imbed this process, AIRO will also avoid separating activities by type as classified in the traditional accounting standards (Accounting Standards Codification (“ASC”) of the Financial Accounting Standards Board (“FASB”) defines “Research and Development” (FASB-ASC, 2018)) and integrate activities corresponding the contribution to significant improvement with those evolving from routine or periodic alterations.

AIRO’s R&D will focus in five areas that correspond to government and industry needs: (1) Advanced Avionics and Sensors, Displays and Integrations; (2) EAM System; (3) UAS and sUAS Critical Systems; (4) Drone Command, Control, and Communication Systems; and (5) U.S. and Global Standards.

Advanced Avionics and Sensors, Displays and Integration. AIRO will design and engineer advanced systems that include but are not limited to:

●	Detect-and-avoid obstacles (airborne or ground) that could enable manned and unmanned BVLOS operations in the NAS;

●	Connectivity and health monitoring between ground-based and flight-based systems;

●	Sensor payloads for specific missions; and

●	Use of advanced light field and near-eye optics for displays.

EAM Systems. AIRO will design and engineer safe, efficient, low-carbon, reliable and functional platforms and systems for passengers through stringent flight testing and evaluation. This includes, but is not limited to the research, development or analysis of:

●	efficient energy management system, flight control computers, and fly-by-wire systems with industry partners to enable the development of its all-electric aircraft;

●	high-fidelity virtual-reality (VR) flight simulator with an industry partner to support aircraft testing and pilot training; and

●	robotic automation technologies for thermoplastic airframe manufacturing to accelerate the mass production of electric air mobility aircraft and reduce production costs.

UAS and sUAS Critical Systems. AIRO will design and engineer safe, efficient, low-carbon-emission, reliable and functional platforms and systems for multi-mission roles through stringent flight testing and evaluation. This includes, but is not limited to the research, development or analysis of:

●	Sense and Avoid systems and standards necessary to comply with the Code of Federal Regulations that apply to operating and flight rules (14 C.F.R. pt. 91);

●	De-risk of operations by AI-enhanced on-board autonomy and decision-making for collision avoidance, mapping and path-planning, particularly in confined and largely inaccessible areas;

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●	Enabling the scale of UAS missions and services by minimizing UAS training lead-time via on-board AI/algorithm modification and hardware modularity to enhance flight safety and performance across broader applications;

●	The integration of VR and augmented reality;

●	Robotics for autonomous loading and unloading;

●	Disposable and recyclable drones;

●	Partner to design leading-edge vertiports and operations; and

●	Explore use of quantum computing in flight planning, scheduling and logistics.

Drone Command, Control and Communications Systems. AIRO will develop a global Command, Control and Communications network for safe, efficient and seamless air platform interoperability termed, “AIRO-NET;” through which it will:

●	Explore operation, data exchange requirements and the supporting framework to enable multiple beyond visual line-of-sight drone operations at low altitudes (under 400 feet above ground level (“AGL”) in airspace where FAA air traffic services are not provided;

●	Demonstrate and prove the feasibility of using a small radio or communications link in sUAS, UAS, and UAM airframes, while evaluating the operating compatibility with existing avionics equipment;

●	Develop secure Command and Control links with interference mitigation among satellite, drone-to-drone, and drone-to-controllers;

●	Design command centers for BVLOS Drone and AAM missions and services; and

●	Absorb, assimilate and develop best services, roles and responsibilities, information architecture, data exchange protocols, software functions, infrastructure, and performance requirements systems for a drone “traffic management” ecosystem for uncontrolled operations complementary to FAA’s Air Traffic Management (“ATM”) system.

US and Global Standards. AIRO’s goal is to be a leader of standard setting in the new aerosphere, such that it will support the development of regulations, policies, procedures, guidance, and standards for manned and unmanned aircraft operations, including but not limited to function allocation, control station requirements, pilot training and certification requirements. To accomplish that goal, AIRO will:

●	Provide information from flight tests, modeling and simulation, technology evaluations, risk assessments, and data gathering and analysis to provide the FAA and other global authorities with critical information in areas such as Detect and Avoid, UAS communications, Human Factors, System Safety, and Certification;

●	Support the FAA and industry with ongoing participation with GAMA and ASTM in the development of standards for UAS and electric aircraft systems; and

●	Address human factors, maintenance and safety concerns that are unique to manned and unmanned aircraft.

In these and other efforts, AIRO will extend its influence and thought leadership within technical and scientific communities, attract top talent, provide a leading platform for innovation, provide onramps for profitable growth and increase stockholder value.

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Intellectual Property and Brand Protection

AIRO’s success depends in part upon its ability to protect its core technology and intellectual property. To establish and protect its proprietary rights, AIRO relies on a combination of intellectual-property rights (e.g., patents, trademarks, copyrights, and trade secrets including know-how and expertise) and contracts (e.g., license agreements, confidentiality and non-disclosure agreements with third parties, and employee and contractor disclosure and invention assignment agreements).

AIRO owns patents, trademarks, copyrights, trade secrets, and other intellectual property rights in the U.S. and abroad that support AIRO and the respective brands, products and services of each of its four divisions. As of March 29, AIRO has 53 issued patents worldwide (of which 29 are U.S. patents) and 7 pending patent applications worldwide (of which 4 are U.S. patent applications). Of the above referenced patents and applications, approximately 21 of the issued U.S. patents and 2 of the pending U.S. patent applications are related to electronic flight display technologies. Approximately 8 of the issued U.S. patents and 2 of the pending U.S. patent applications are related to vertical take-off and landing aircraft technologies. AIRO also has 7 U.S. trademark registrations and 3 pending U.S. trademark applications. AIRO’s various portfolio companies regularly file for patent and trademark protection, and AIRO has also acquired intellectual property by way of corporate acquisition.

AIRO believes that its differentiated and balanced portfolio of intellectual property rights in the aerospace, defense and drone technologies spaces, its diversified product portfolio, ranging from established and mature product offerings to innovative drone and eVTOL solutions, and the brand reputation of its companies, provide it with a competitive advantage.

In the future, AIRO intends to continue to seek intellectual property protection for its new products, technologies and designs, and exercise its rights to exclusively use these valuable assets.

Employees and Human Capital Management

As of February 28, 2023 , AIRO had 119 full-time employees across its platform, including 40 in the Uncrewed Air Systems Division, 43 in the Advanced Avionics Division, 15 in the Training Division, 16 in the Electric Air Mobility Division, and five additional executives. AIRO’s human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating existing and new employees, advisors and consultants. AIRO anticipates additional hiring activity across its four divisions as it continues to scale its operations.

Eight employees based in Denmark in the Uncrewed Air Systems Division are covered by a collective bargaining agreement with the Danish Industry union. Apart from such employees, no other employees are currently covered by collective bargaining agreements or represented by labor unions.

AIRO anticipates increased hiring activity across its divisions as it continues to scale operations. In particular, Jaunt anticipates substantial hiring activity, although it will also augment staffing using third-party service providers. AIRO intends to hire operational management and engineering staff for R&D. It anticipates increasing staff by approximately ten people in 2022 and ramping up to approximately three hundred people by 2024.

Government Regulation

AIRO is subject to various local, state, federal and international laws and regulations relating to the development, manufacturing, sale and distribution of its products, systems and services, and it is AIRO’s policy to comply with the applicable laws in each jurisdiction in which it conducts business. Regulations include but are not limited to those related to import and export controls, corruption, bribery, environment, government procurement, wireless communications, competition, product safety, workplace health and safety, employment, labor and data privacy.

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Drones

Due to the fact that it contracts with the DoD and other agencies of the U.S. government, AIRO’s Uncrewed Air Systems Division is subject to extensive federal regulations, including the Federal Acquisition Regulations, Defense Federal Acquisitions Regulations, Truth in Negotiations Act, Foreign Corrupt Practices Act, False Claims Act and the regulations promulgated under the DoD Industrial Security Manual, which establishes the security guidelines for classified programs and facilities as well as individual security clearances. The federal government audits and reviews contractors’ performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations and standards. Like most government contractors, the Uncrewed Air Systems Division’s contracts are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Management Agency (“DCMA”) and the Defense Contract Audit Agency (“DCAA”).

Certain of these regulations impose substantial penalties for violations, including suspension or debarment from government contracting or subcontracting for a period of time. AIRO management monitors all of its government contracts and contractual efforts to minimize the possibility of any violation of these regulations.

In addition, the Uncrewed Air Systems Division is subject to industry-specific regulations due to the nature of the products and services it provides. For example, certain aspects of its business are subject to further regulation by additional U.S. government authorities, including: (i) the FAA, which regulates airspace for all air vehicles in the NAS; (ii) the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless communications upon which its UAS depend in the U.S.; and (iii) the Defense Trade Controls of the U.S. Department of State that administers the International Traffic in Arms Regulations, which regulate the export of controlled technical data, defense articles and defense services.

On June 21, 2016, the FAA released its final rules that allow routine use of certain sUAS in the NAS. The FAA rules, which went into effect in August 2016, provide safety rules for sUAS (under 55 pounds) conducting non-recreational operations. The rules limit flights to visual-line-of-sight daylight operation, unless the UAS has anti-collision lights in which case twilight operation is permitted. The final rule also addresses height and speed restrictions, operator certification, optional use of a visual observer, aircraft registration and marking and operational limits, including prohibiting flights over unprotected people on the ground who are not directly participating in the operation of the UAS. Current FAA regulations require drone operators to register their systems with the FAA and secure operating licenses for their drones as per the Part 107 specifications. These regulations continue to evolve to accommodate the integration of UAS into the NAS for commercial applications, including HAPS UAS.

In December 2019, the FAA proposed rules requiring the remote identification of UAS. Remote identification, which provides for a UAS in flight to provide identification that can be received by other parties, is designed to enhance safety and security by allowing the FAA and other agencies to identify a UAS that appears to be flying unsafely or in an area in which flight is not permitted. The public comment period for the proposed rules expired on March 2, 2020. On April 21, 2021, the final rule for remote identification of UAS went into effect. On the same day, the final rule for operation of sUAS over people also went into effect. This rule permits routine operations of small, unmanned aircraft over people, moving vehicles, and at night under certain conditions. The final rule also makes changes to the recurrent testing framework and expands the list of persons who may request the presentation of a remote pilot certificate. Additionally, in February 2020, the FAA issued a public request for comment on its proposed policy for the creation of a new type certification of certain UAS as a special class of aircraft under FAA regulations. Currently the Part 107 Rules allow for the operation of sUAS without the need for FAA airworthiness certification as long as the UAS meets certain specified criteria and certain flight rules are followed; larger UAS and operations of sUAS outside the scope of the Part 107 Rules require a waiver from the FAA. The FAA’s proposed policy proposes a new special class of UAS for which airworthiness certification can be obtained, however, the proposed policy only applies to the procedures for the type certification of the new class of UAS, not the criteria that will be needed for the UAS or the flight operations to be followed to operate. Further rulemaking by the FAA is anticipated regarding the particular criteria for the airworthiness certification standards under the new special class proposed by the new policy. The comment period for the FAA’s proposed policy expired on March 4, 2020.

While it is currently anticipated that the enactment of remote identification, operation of sUAS over people, and a new airworthiness certification process for a newly created special class of UAS will help formalize the process for manufacturing and obtaining airworthiness certification for UAS within the newly created class and accelerate the development of commercial UAS in the U.S., it is uncertain whether the FAA’s actions, if any, will have such effects. Additionally, it is unclear when, if ever, the FAA will implement final rules regarding remote UAS identification and whether they will differ from the proposed rules. It is also unclear when, if at all, the FAA will create a new class of UAS and what the final rules regarding the certification of such UAS will look like. AIRO cannot be certain as to how its business will be affected by the FAA’s proposals until the final rules for such matters are issued by the FAA.

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Furthermore, AIRO’s non-U.S. operations are subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on its U.S. operations.

The defense and security mUAS segment, most often represented by government clients, has, in AIRO’s opinion, the best possibility to utilize mUAS systems, as both armed forces and security agencies often times have access to restricted airspace in which to train, build capabilities, and operate. Nevertheless, the extent to which the mUAS market—defense, security and civilian professional—can be accessed, expanded, and commercially exploited is tied to clients’ ability to fly in non-restricted airspace and, moreover, the ability to fly BVLOS. National and international regulation, such as the Unmanned Aircraft System Traffic Management initiative implemented by the FAA and NASA in the U.S. or the “U-Space” initiative implemented by the EASA to address UAS traffic management in the EU, is still underway, as is standardization of operator certification and platform (airworthiness) certification. Until these standards, certifications, and traffic management are effectively clarified and ratified systematically and internationally, certain clients of the targeted customer segment may be hesitant, or even prevented, in acquiring and utilizing AIRO’s mUAS solutions. Accordingly, the nature of and the speed with these regulations are completed and implemented pose a risk for both AIRO’s financial performance and condition, timing of growth and (short-term) growth potential.

Government Contracting Process

AIRO’s Uncrewed Air Systems Division sells the significant majority of its small and medium UAS and TMS products and services as the prime contractor under contracts with the U.S. government. Certain important aspects of its government contracts are described below.

Bidding Process

Most of the Uncrewed Air Systems Division’s current government contracts were awarded through a competitive bidding process. The U.S. government awards competitive-bid contracts based on proposal evaluation criteria established by the procuring agency. Competitive-bid contracts are awarded after a formal bid and proposal competition among providers. Interested contractors prepare a bid and proposal in response to the agency’s request for proposal or request for information. A bid and proposal are usually prepared in a short time period in response to a deadline and requires the extensive involvement of numerous technical and administrative personnel. Following award, competitive-bid contracts may be challenged by unsuccessful bidders.

Funding

The funding of U.S. government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

The U.S. military funds its contracts for full-rate production UAS, either through operational need statements or as programs of record. Operational need statements require allocations of discretionary spending or reallocations of funding from other government programs. AIRO defines a program of record as a program that, after undergoing extensive DoD review and product testing, is included in the five-year government budget cycle, meaning that funding is allocated for purchases under these contracts during the five-year cycle, absent affirmative action by the customer or Congress to change the budgeted amount. Despite being included in the five-year budget cycle, funding for these programs is subject to annual approval.

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Material Government Contract Provisions

All contracts with the U.S. government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

●	terminate existing contracts for convenience, in whole or in part, when it is in the interest of the government to do so;

●	terminate contracts for default upon the occurrence of certain enumerated events;

●	unilaterally modify contracts with regard to certain performance requirements;

●	cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;

●	potentially obtain rights in, or ownership to, intellectual property associated with products and systems developed or delivered by a contractor as a result of its performance of the contract;

●	adjust contract costs and fees on the basis of audits completed by its agencies;

●	suspend or debar a contractor from doing business with the U.S. government; and

●	control or prohibit the export of certain items.

Generally, government contracts are subject to oversight audits by government representatives. Compensation, if any, in the event of a termination for default is limited to payment for work completed at the time of termination. In the event of a termination for convenience, the contractor may receive the contract price for completed work, as well as its costs of performance of terminated work including an allowance for profit and reasonable termination settlement costs.

Government Contract Categories

There are three primary types of government contracts in the commercial drones industry, each of which involves a different payment methodology and level of risk related to the cost of performance. These basic types of contracts are typically referred to as fixed-price contracts, cost reimbursable contracts, including cost-plus-fixed fee, cost-plus-award fee, and cost-plus-incentive fee, and time-and-materials contracts.

In some cases, depending on the urgency of the project and the complexity of the contract negotiation, one of AIRO’s Uncrewed Air Systems Division subsidiaries will enter into a Letter Contract prior to finalizing the terms of a definitive fixed-price, cost reimbursable or time-and-materials definitive contract. A Letter Contract is a written preliminary contractual instrument that provides limited initial funding and authorizes the contractor to begin immediately manufacturing supplies or performing services while negotiating the definitive terms of the procurement.

Fixed-Price. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, the contractor assumes the risk that it will not be able to perform at a cost below the fixed price, except for costs incurred because of contract changes ordered by the customer. Upon the U.S. government’s termination of a fixed-price contract, generally the contractor would be entitled to payment for items delivered to and accepted by the U.S. government and, if the termination is at the U.S. government’s convenience, for payment of fair compensation for work performed plus the costs of settling and paying claims by any terminated subcontractors, other settlement expenses and a reasonable allowance for profit on the costs incurred.

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Cost Reimbursable. Cost reimbursable contracts include cost-plus-fixed fee contracts, cost-plus-award fee contracts and cost-plus-incentive fee contracts, each of which are described below. Under each type of contract, the contractor assumes the risk that it may not be able to recover costs if they are not allowable under the contract terms or applicable regulations, or if the costs exceed the contract funding.

●	Cost-plus-fixed fee contracts are cost reimbursable contracts that provide for payment of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract type poses less risk of loss than a fixed-price contract, but a contractor’s ability to win future contracts from the procuring agency may be adversely affected if it fails to perform within the maximum cost set forth in the contract.

●	A cost-plus-award fee contract is a cost reimbursable contract that provides for a fee consisting of a base amount, which may be zero, fixed at inception of the contract and an award amount, based upon the government’s satisfaction with the performance under the contract. With this type of contract, the contractor assumes the risk that it may not receive the award fee, or only a portion of it, if it does not perform satisfactorily.

●	A cost-plus-incentive fee contract is a cost reimbursable contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs.

AIRO’s Uncrewed Air Systems Division typically experiences lower profit margins and lower risk under cost reimbursable contracts than under fixed-price contracts. Upon the termination of a cost reimbursable contract, generally the contractor would be entitled to reimbursement of its allowable costs and, if the termination is at the U.S. government’s convenience, a total fee proportionate to the percentage of work completed under the contract.

Time-and-Materials. Under a time-and-materials contract, compensation is based on a fixed hourly rate established for specified labor or skill categories. Contractors are paid at the established hourly rates for the hours it expends performing the work specified in the contract. Labor costs, overhead, general and administrative costs and profit are included in the fixed hourly rate. Materials, subcontractors, travel and other direct costs are reimbursed at actual costs plus an amount for material handling. Contractors make critical pricing assumptions and decisions when developing and proposing time-and-materials labor rates, risking reduced profitability if actual costs exceed the costs incorporated into the fixed hourly labor rate. One variation of a standard time-and-materials contract is a time-and-materials, award fee contract. Under this type of contract, a positive or negative incentive can be earned based on achievement against specific performance metrics.

Electric Air Mobility

A transport category type certification is the highest level in safety provided by the Civil Aviation Authorities. Jaunt intends to certify under CAR 529, single pilot IFR (instrument flight rules) and comply with Category Enhanced of EASA SC-VTOL-01 by:

●	using System Safety Assessment processes (Aerospace Recommended Practice (ARP) 4761 with ARP 4754A) that are industry standard for commercial transport aircraft (Exposure Draft (ED) 79A);

●	designing flight critical systems to meet the requirements of a probability of catastrophic failure of less than 10-9 per flight hour (less than once every billion flight hours);

●	developing robust software design processes to meet Development Assurance Level A for functions that could exhibit catastrophic failures; and

●	meeting requirements for bird strike, fatigue and damage tolerance, lightning strike, fire protection, and designing and incorporating elements for crashworthiness right from conceptual stage.

AIRO believes that this approach puts the design of the Jaunt Journey air taxi in line with the commercial transport category aircraft and rotorcraft in terms of safety and robustness. AIRO also believes it provides Jaunt with a clear, low risk path to certification by using existing VTOL regulations, thereby removing any guesswork from the certification approach.

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Government Regulations and Compliance

In the near-term, the efforts of the Electric Air Mobility Division will focus on obtaining FAA certification of its aircraft and engaging with key decision makers in the cities in the U.S. in which it anticipates its aircraft and UAM service will initially operate. Its aircraft will be required to comply with regulations governing aircraft design, production and airworthiness. In the U.S., this primarily includes regulations put forth by the FAA and the DOT. Outside the U.S., similar requirements are generally administered by the national civil aviation and transportation authorities of each country.

Producing the Aircraft

Production certification is the FAA’s approval for aircraft manufacturers to be able to manufacture aircraft under an FAA approved type design. To obtain production certification from the FAA, the manufacturer must demonstrate that its organization and its personnel, facilities, and quality system can produce the aircraft such that they conform to the approved design. Jaunt is working to develop the systems and processes it will need to obtain FAA production certification with the goal of obtaining such certification shortly following completion of the aircraft type certificate.

Operating the Aircraft

Airworthiness certification from the FAA signifies that an aircraft meets its approved type design and is in a condition for safe operation in the NAS. As is the industry standard, each of the aircraft manufactured by Jaunt will need to be issued an airworthiness certificate. AIRO expects that the airworthiness certificates issued to Jaunt’s aircraft will be a Standard Airworthiness certificate in the Normal Category, as such terms are defined by the FAA.

Operating the UAM Service

The DOT and the FAA have regulatory authority over air transportation operations in the U.S. To operate its UAM in air taxi service, Jaunt will be required to hold an FAA Air Carrier Certificate and operate under Part 135 of the FARs and register as an air taxi operator at the DOT. In addition, takeoff and landing locations (e.g., airports and heliports) typically require state and local approval for zoning and land use and their ongoing use are subject to regulations by local authorities. AIRO expects that as Jaunt builds out its UAM service there will be additional local, state and federal laws, regulations and other requirements that will cover its operations. Therefore, Jaunt has already begun and will continue to grow its engagement and collaboration with the cities in which it intends to operate its service in an effort to ensure that it operates in a safe and sustainable manner.

Regulatory Approvals Relating to Passenger-grade AAVs

Jaunt operates in a new and rapidly evolving industry, which is subject to extensive legal and regulatory requirements. While regulations governing this industry are evolving, currently in the jurisdictions where Jaunt sells and plans to sell its products, the commercial use of its passenger-grade AAVs, and in some cases its non-passenger-grade AAVs, is subject to an uncertain or lengthy approval process. In order for customers to use Jaunt’s passenger-grade AAVs, Jaunt is working on obtaining, or working closely with customers to obtain, relevant approvals and permits in the jurisdictions where it sells and plans to sell its products. AIRO is unable to estimate the average length of time required to obtain the applicable regulatory approvals due to the nascent nature of AAV-related regulations and the lack of relevant precedents. For example, AIRO is not aware of any operator having been granted all required approvals for the commercial operations of passenger-grade AAVs in China or the U.S. See “Risk Factors—Risks Relating to Our Business and Industry.” In the jurisdictions where Jaunt sells and plans to sell its products, the commercial use of its passenger-grade AAVs, and in some cases of its non-passenger-grade AAVs, is subject to an uncertain or lengthy approval process. AIRO cannot predict when regulations will change, and any new regulations may impose onerous requirements and restrictions with which Jaunt, its AAVs and its potential customers may be unable to comply. As a result, Jaunt may be limited in, or completely restricted from, growing its business in the foreseeable future.

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Advanced Avionics

Aspen designs and manufactures equipment under worldwide aviation regulatory agency approvals. These include but are not limited to FAA, EASA, TCCA, and ENAC (Brazil) regulations. These govern the design test, certification, installation, and manufacturing of Aspen’s equipment.

The FAA regulates the manufacture, repair and operation of all aircraft and aircraft parts operated in the U.S. Its regulations are designed to ensure that all aircraft and aviation equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. Aircraft operators must maintain logs concerning the utilization and condition of aircraft engines, life-limited engine parts and airframes. In addition, the FAA requires that various maintenance routines be performed on aircraft engines, some engine parts, and airframes at regular intervals based on cycles or flight time. Engine maintenance must also be performed upon the occurrence of certain events, such as foreign object damage in an aircraft engine or the replacement of life-limited engine parts. Such maintenance usually requires that an aircraft engine be taken out of service. Aspen’s operations may in the future be subject to new and more stringent regulatory requirements. In that regard, Aspen closely monitors the FAA and industry trade groups in an attempt to understand how possible future regulations might impact it. AIRO’s businesses that sell defense products directly to the U.S. government or for use in systems delivered to the U.S. government can be subject to various laws and regulations that govern pricing and other factors.

Import/Export Regulations. Aspen sells products and solutions to customers all over the world and is required to comply with U.S. Export Administration Regulations and economic and trade sanctions programs limiting or banning sales into certain countries. Countries outside of the U.S. have implemented similar controls and sanction regulations. Together these controls and regulations may impose licensing requirements on exports of certain technology and software from the U.S. and may impact Aspen’s ability to transact business in certain countries or with certain customers. Aspen has developed compliance programs and training to prevent violations of these programs and regulations, and regularly monitors changes in the law and regulations and create strategies to deal with changes. Changes in the law may restrict or further restrict Aspen’s ability to sell products and solutions.

Anti-Corruption Regulations. Because Aspen has significant international operations, it must comply with complex regulations, including U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other local laws prohibiting corrupt payments to governmental officials, and anticompetition regulations. Aspen has compliance policies, programs and training to prevent non-compliance with such anti-corruption regulations in the U.S. and outside the U.S. Aspen monitors pending and proposed legislation and regulatory changes that may impact its business and develops strategies to address the changes and incorporate them into existing compliance programs.

Environmental Regulations. Aspen’s facilities and operations are subject to numerous domestic and international laws and regulations designed to protect the environment, particularly with regard to waste and emissions. The applicable environmental laws and regulations are common within the industries and markets in which Aspen operates and serves. Aspen believes that it has complied with these requirements and that such compliance has not had a material adverse effect on its financial condition, results of operations, cash flows or equity. Aspen has installed waste treatment facilities and pollution control equipment to satisfy legal requirements and to achieve its waste minimization and prevention goals.

Electronic products are subject to governmental environmental regulation in a number of jurisdictions, such as domestic and international requirements requiring end-of-life management and/or restricting materials in products delivered to customers, including the European Union’s Directive 2012/19/EU on Waste Electrical and Electronic Equipment and Directive 2011/65/EU on the Restriction of the use of certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”), as amended. Other jurisdictions have adopted similar legislation. Such requirements typically are not applicable to most equipment produced by Aspen. Aspen believes that it has complied with such rules and regulations, where applicable, with respect to its existing products sold into such jurisdictions. Aspen intends to comply with such rules and regulations with respect to its future products.

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Wireless Communications Regulations. Wireless communications, whether radio, satellite or telecommunications, are also subject to governmental regulation. Equipment produced in Aspen’s Communication Systems and Space and Airborne Systems segments, in particular, is subject to domestic and international requirements to avoid interference among users of radio and television frequencies and to permit interconnection of telecommunications equipment. Aspen is also required to comply with technical operating and licensing requirements that pertain to its wireless licenses and operations. Aspen believes that it has complied with such rules and regulations and licenses with respect to its existing products and services, and it intends to comply with such rules and regulations and licenses with respect to its future products and services. Governmental reallocation of the frequency spectrum could impact Aspen’s business, financial condition, and results of operations.

Environmental Regulation

Operations in all of AIRO’s divisions are subject to extensive, and frequently changing, federal, state and local environmental laws and substantial related regulation by government agencies, including the Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the operation, handling, transportation and disposal of hazardous materials; protect the health and safety of workers; and require AIRO to obtain and maintain licenses and permits in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on AIRO. Notwithstanding these burdens, AIRO believes that it is in material compliance with all federal, state and local environmental laws and regulations governing its operations. There has been no material adverse effect to AIRO’s consolidated financial statements nor competitive positions as a result of these environmental regulations.

Other Regulation

AIRO is also subject to a variety of other regulations including work-related and community safety laws. The Occupational Safety and Health Act of 1970 mandates general requirements for safe workplaces for all employees and established the Occupational Safety and Health Administration (“OSHA”) in the Department of Labor. In particular, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. In addition, specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. Requirements under state law, in some circumstances, may mandate additional measures for facilities handling materials specified as extremely dangerous. AIRO believes that its operations are in material compliance with OSHA’s health and safety requirements.

Legal Proceedings

From time to time, AIRO may become involved in legal proceedings arising in the ordinary course of its business. AIRO is not currently a party to any legal proceedings that would individually or taken together have a material adverse effect on its business, financial condition, results of operations, or cash flows. Regardless of outcome, litigation can have an adverse impact on operations due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm, and other factors.

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AIRO’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of AIRO Group Holdings, Inc. should be read together with AIRO’s and its subsidiaries’ audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020, together with related notes thereto, and AIRO’s condensed consolidated financial statements as of September 30, 2022 and for the nine-month periods ended September 30, 2022 and 2021, together with related notes thereto. The discussion and analysis should also be read together with the unaudited condensed combined pro forma financial information of AIRO and its subsidiaries as of September 30, 2022, for the nine months ended September 30, 2022, and for the year ended December 31, 2021.

In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Some of the numbers included herein have been rounded for the convenience of presentation. AIRO’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus. AIRO cautions investors not to place undue reliance on the forward-looking statements contained in this section. These statements speak only as of the date of this prospectus, and AIRO undertakes no obligation to update or revise the statements, except as may be required by law.

Formation

After several years of preparation, the founders of AIRO formed AIRO Group, Inc., n/k/a Old AGI, Inc., a Delaware corporation (“Legacy AIRO”), for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry, including those that are discussed below. AIRO was formed on August 30, 2021, and Legacy AIRO became a wholly owned subsidiary of AIRO through a reorganization effective as of October 5, 2021. AIRO then entered into a series of transactions to develop its business across four divisions: (a) Advanced Avionics; (b) Training; (c) Uncrewed Air Systems; and (d) Electric Air Mobility.

Business Combinations

In the first and second quarter of 2022, AIRO completed its “Put Together Transaction” to acquire six companies which are now organized into AIRO’s four primary divisions, each with a diverse set of partners and customers and each representing a large and fast growing market segment: (i) Advanced Avionics, through AIRO’s subsidiary Aspen; (ii) Training, through its subsidiaries Agile Defense and CDI; (iii) Uncrewed Air Systems, through its subsidiaries AIRO Drone and Sky-Watch; and (iv) Electric Air Mobility, through its subsidiary Jaunt. Aspen, Agile Defense, CDI, AIRO Drone, Sky-Watch, and Jaunt are collectively referred to herein as the “Acquired Companies.” With these acquisitions, AIRO brought together decades of industry-leading experience to provide prominent products and services that it believes are uniquely capable of addressing a wide spectrum of aerospace markets.

AIRO acquired Agile Defense on February 25, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Agile Defense, Legacy AIRO, AIRO, Agile Defense Merger Sub, LLC, and Joseph Burns as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $2.32 million.

AIRO acquired AIRO Drone on February 25, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among AIRO Drone, Legacy AIRO, AIRO, AIRO Drone Merger Sub, LLC and Joseph Burns as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $2.09 million.

AIRO acquired Jaunt on March 10, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Jaunt, Legacy AIRO, AIRO, Jaunt Merger Sub, LLC and Martin Peryea as member representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of 5,343,124 shares of AIRO’s Common Stock.

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AIRO acquired Sky-Watch on March 28, 2022, pursuant to the terms and conditions of an Equity Purchase Agreement by and among Sky-Watch, Legacy AIRO, AIRO, Dangroup ApS and Mekan I/S v/Per Pedersen & Claus Bo Jensen, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $12.88 million, 890,909 shares of AIRO’s Common Stock and an earnout of up to $6.50 million based on performance commencing on the closing date through the second fiscal quarter of 2024.

AIRO acquired Aspen on April 1, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Aspen, Legacy AIRO, AIRO, Aspen Merger Sub, Inc. and John Uczekaj as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of 2,575,758 shares of AIRO’s Common Stock.

AIRO acquired CDI on April 26, 2022, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among CDI, Legacy AIRO, AIRO, Coastal Merger Sub, Inc. and Jeffrey Parker as target representative, dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $10.10 million and 1,818,182 shares of AIRO’s Common Stock.

Aspen was determined to be the accounting acquirer (the “Accounting Acquirer”) in the Put-Together Transaction. As a result, the comparative period for the nine months ended September 30, 2021 in AIRO’s unaudited interim condensed consolidated financial statements is Aspen’s historical consolidated financial statements.

Divisional Business Overview

1.	Advanced Avionics Division

Aspen Overview

AIRO’s Advanced Avionics Division is anchored by its wholly owned subsidiary, Aspen, which AIRO acquired on April 1, 2022. Aspen was founded in 2005 by two entrepreneurs in Albuquerque, New Mexico and was funded by a mix of venture capital and family/individual investors prior to merging with AIRO. Today, Aspen is based in Albuquerque, New Mexico, with an office in Phoenix, Arizona. Aspen develops, manufactures, and sells avionics and electronic GPS sensors for the GA, UAS, and eVTOL market segments. Aspen’s customers are located worldwide, ranging from individual operators, dealers, and large OEMs.

Aspen’s avionics products are focused on GA aftermarket and OEM display and integration and Connected Panel solutions. Aspen’s avionics have also been installed on legacy military aircraft including older generation jets and helicopters. Currently, Aspen supplies displays as an OEM option on Robinson helicopters. Aspen also supplies Connected Panel solutions for Pilatus and Honeywell that are installed in A300 Cargo aircraft. Aspen’s GPS sensors are sold for installation on GA and UAS/eVTOL platforms.

Aspen’s Evolution Flight Display System line of products is a preferred retrofit solution for legacy GA aircraft. It is designed as a low-cost modular platform to supply a range of features from basic PFD to sophisticated MFD capabilities. Aspen estimates that there are over 15,000 GA aircraft flying with Aspen displays. Aspen’s strategy is to provide a robust hardware platform with low acquisition and install costs that feature open system interfaces and ability to interface to legacy and new technology avionics in GA aircraft. The platform was designed to affordably update to new technologies minimizing installation costs to upgrade. Aspen is currently developing its next generation display system focused on large screen glass applications for GA and eVTOL platforms.

Aspen’s Connected Panel product was first introduced in 2011 to provide tablet connectivity to avionics panels. At that time, Aspen was the first to market with this capability and landed programs with Pilatus on both the Pilatus PC12 turboprop and the PC24 business jet. Additionally, Aspen previously entered into an agreement with a major avionics manufacturer to provide a version of its Connected Panel solution on A300 Freighter aircraft. The Connected Panel platform is designed to be extendable to many potential applications including datalink, data recording and 4G/5G applications.

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In 2015, Aspen acquired the GPS commercial aerospace market segment of Accord’s GPS business. Aspen’s GPS products are certified on over 600 different aircraft makes/model. It is also installed on many UAS/eVTOL platforms. The acquisition provided not only GPS technologies but access to low-cost engineering resources.

Key Factors Affecting Aspen’s Operating Results

Expansion and Sales of Current Product Lines

Aspen’s current line of products supplies a steady stream of revenue from its dealer network and OEM contracts. All major avionics manufacturers provide quarterly revenue information based on domestic and international aftermarket and OEM sales. While historically Aspen’s performance often mirrors that of the industry metrics, there are quarter-to-quarter variations in Aspen’s historic financial performance based on Aspen-related supply chain issues, product introduction schedules, and competitive products entering the market, which management expects will continue. Like the overall avionics industry, Aspen is impacted by fluctuations in demand due to changes in the overall economy. Macroeconomic factors that affect negative stock market performance and volatility often drive demand softness. Conversely, factors that affect positive performance and less volatility often drive demand strength.

A significant portion of aftermarket sales is made through a worldwide network of dealers. Currently, Aspen has 650 dealers, of which more than 250 are located outside of the U.S. Aspen’s sales team works closely with dealers and individual operators in conjunction with its marketing operations to drive demand into the dealer network. This effort consists of brand marketing, focused marketing on specific target audiences, sponsorships, and special pricing initiatives throughout the calendar year to coincide with industry shows. Aspen’s participation in industry shows and events creates direct sales opportunities for continued expansion of sales.

Historically, throughout the calendar year, Aspen would introduce updates to existing products to add functionality, including interfaces to new avionics introduced by other manufacturers to generate demand driven by new aircraft technology advancements in the market, and will continue to do so.

Aspen is extending the use of the GA Display line of products into legacy military aircraft for training exercises. It is currently installed in some versions of legacy jet fighters but recently is being tested on an F5 aircraft in preparation for a bid on military training aircraft. This market is expanding, and management believes this platform has a unique form factor and price point that is very attractive to this segment.

Development of Next Generation Avionics and GPS Solutions

Aspen is developing a new line of large format avionics displays for the larger GA aircraft and the emerging eVTOL market. The product line is being bid on several eVTOL platforms. Management believes the new displays will widen Aspen’s customer base by expanding the market of interest. The emerging eVTOL market is creating opportunities for all parts of Aspen’s business as the market will create demand not only for Aspen’s display products but also for the existing GA class III, generally defined as aircraft greater than 6,000 pounds, and not used for commuter applications. Over the next 10 years, management expects to broaden Aspen’s avionics offerings to include flight controls and integrated navigation into its next generation integrated display avionics to adapt to anticipated eVTOL and OEM opportunities.

Aspen continues to upgrade its line of Connected Panel products to provide 5G connectivity and enhance data recording capabilities. There are continued calls by regulatory bodies to expand the need for lightweight low cost data recorders. Both the TCCA and EASA have moved toward requiring them on GA aircraft. Aspen’s Connected Panel line of products is being developed to add 5G capabilities and crash-resistant technologies to enter this market. Aspen believes this will fuel growth for its Advanced Avionics line of products since current products designed for the air transport market are heavy and costly.

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Competition

Aspen has several competitors. Its major competitors include companies such as Honeywell International Inc. (HON) (“Honeywell”), Avidyne Corporation, Collins Aerospace, Dynon Avionics, Inc., uAvionix Corporation, L3Harris Technologies, Inc. (LHX), and Garmin Ltd. (GRMN) (“Garmin”). In the display and integrated avionics segment, Aspen’s primary competitor is Garmin since it has the largest market share in the aftermarket segment. In the OEM segment, Garmin, Honeywell, and Collins Aerospace are the leaders. As the eVTOL market emerges, Aspen expects new market competitors as well as the existing competitors in the avionics segment.

Aspen’s primary competitors in the Connected Panel market include Honeywell, Garmin, and Teledyne Technologies.

In the GPS market space, the NexNav system has few direct competitors. NexNav products include licensing, CCA, and LRU. Competitors include Honeywell’s wholly owned division, Bendix/King, CMC Electronics Inc./Esterline Technologies Corp., FreeFlight Systems Inc. (“FreeFlight”)/Trig Avionics Ltd. (“Trig”), and uAvionix Corporation. In the case of FreeFlight and Trig, they also license Aspen’s design. Other manufacturers of GPS components such as Garmin, Honeywell, and Collins Aerospace do not sell standalone GPS devices in the avionics markets, and typically provide that functionality embedded in an integrated product.

Government Regulation

Aspen designs and manufactures avionics equipment under worldwide aviation regulatory agency approvals. These include but are not limited to FAA, EASA, TCCA, and the National Civil Aviation Agency - Brazil (“ANAC”) regulations. These regulations govern the design test, certification, installation, and manufacturing of Aspen’s avionics equipment.

Customers

Aspen sells advanced avionics products through a dealer network or to OEM customers. Both the Connected Panel and GPS product lines are primarily sold to OEM customers although there are instances of purchase through the dealer network for specific installations.

Because of the nature of its business, Aspen’s top avionics customer base varies from year to year. Certain dealers may in any one year be a top customer for Aspen, depending on the dealer’s customers’ demand for Aspen’s equipment. For example, this could occur if a dealer (typically a smaller dealer) negotiates an upgrade of a fleet of aircraft that would also include Aspen’s avionics products. Then the following year that dealer may not have a large contract. This has occurred historically and management expects that it will continue. OEM customers such as Pilatus Aircraft Ltd, Robinson Helicopter Co., Genesys Aerosystems Group, Inc., FreeFlight Systems Inc. (now part of Moog, Inc.), Trig Avionics Ltd., Bae Systems plc, and Joby Aviation, Inc. (JOBY) have historically been Aspen’s top customers year to year, and it expects that they will remain its top customers in the coming years. The following dealers/customers are on the top Aspen customer list due to the size of the dealership and their consistent level of business with Aspen historically, and Aspen expects this business to continue: Sarasota Avionics, Trans Maldivian Airways, Gulf Coast Avionics, and Lancaster Avionics. The rest of Aspen’s customers are spread amongst many smaller and mid-sized dealers.

2.	Training Division

Agile Defense Overview

AIRO’s Training Division includes wholly owned subsidiary Agile Defense, LLC, which AIRO believes is positioned to become a premier provider of advisory services to the U.S. military and the private aerospace industry due to the extensive experience of the founders and personnel of Agile Defense. Agile Defense has expertise in the areas of certification and regulatory compliance, high performance communications, modernization programs, quality management, safety and security, and missile defense, which AIRO expects will offer significant benefit to its customers. Agile Defense offers a significant depth of defense experience, comprehensive analysis, and innovative solutions from concept to operational status.

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The Training Division will provide prime and subcontract combat ADAIR services to the U.S. military, selected NATO countries, and other international U.S. allies. The Training Division will also provide supplemental and supporting services with training solutions focused on professional pilots in both the commercial and military sectors and will offer high-end advisory and consulting solutions to the aerospace industry.

Key Factors Affecting Agile Defense’s Operating Results

Demand for Military Flight Training

The overall demand for military flight training continues to grow. There is an acute shortage of available pilots in several branches of the U.S. military that is likely to continue. In particular, according to the U.S. Congressional Research Service, the USAF is currently 1,650 pilots short. As a result of this shortage, the USAF cannot afford to take current pilots out of combat rotations for adversarial training missions. The USAF is also suffering from the use of outdated training platforms. The currently-contracted aggressor squadrons are using older, less competitive aircraft for training missions. Unfulfilled training requirements are also impacting the combat readiness of the USAF’s current pilots. The same problems exist within the other branches of the U.S. military that require and depend on well-trained combat-ready pilots. AIRO believes there are potential positive impacts going forward, with increased need for aircraft due to pandemic-induced delays in ongoing military training contracts, and a resumption of the pre-pandemic commercial transport pilot shortage.

Agile Defense is in the process of acquiring platforms for CAS and ADAIR missions to support the current and projected increase in training requirements. Foreign-aligned military training engagements also present potential for revenue. Agile Defense believes it will be able to realize these revenue opportunities once it has acquired the necessary aircraft to support both domestic and foreign training missions.

Airframe/Aircraft Availability

For the past several years, Agile Defense has worked to acquire Generation Four fighters from multiple countries. Agile Defense has invested significant amounts of time developing stringent requirements to ensure the desired platform sought by the USAF, balanced against the cost of acquisition and reasonable operational cost and expenses, which would ultimately result in favorable profitability and return. Currently, AIRO’s Training Division has secured two contracts for contract close air support aircraft and is in negotiations with several potential sellers and/or lessors to acquire the Generation Four aircraft desired by the USAF. Opportunities globally for acquiring Generation Four aircraft have been more limited because uncertainty related to the war in Ukraine has prompted governments to hold onto aircraft. However, with the recent increase of inflationary pressures worldwide, the market for these aircraft has opened up again as governments try to dispose of expensive unused assets.

Funding

A lack of funding has restricted Agile Defense’s ability to independently finance or lease potential aircraft. Agile Defense believes that the funding challenge is critical but temporary and expects the Business Combination to provide the necessary funding to independently finance or lease potential aircraft.

Competition

Agile Defense has four major, well-funded competitors that currently provide contracted ADAIR services to the U.S. military: Airborne Tactical Advantage Company, LLC, Draken International, Inc., Top Aces Inc., and Tactical Air Defense Services Inc. The fleets of these companies mostly consist of older Generation One, Generation Two, and Generation Three aircraft. Within the last 12 months, Draken and Top Aces have acquired fleets of F-16 fighters.

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Agile Defense does not believe its competitors pose a threat to the successful implementation of its business plan for the following reasons:

●	Operational and Cost Advantages. Agile Defense believes its current Generation Four platform of choice for ADAIR mission (the Saab JAS 39 Gripen aircraft) offers significant operational efficiencies over other Generation Four aircraft and superior operational cost advantages. Agile Defense will not be burdened with the costs and expenses of operating and maintaining disparate aircraft platforms. The Generation Four fighter platforms that Agile Defense will deploy are highly desired by the U.S. military and NATO countries.

●	Capacity. The available hours needed to support the U.S. military requirements for ADAIR and CAS services exceeds the capacity of Agile Defense and all of its competitors combined. Agile Defense believes that the number of hours required by the U.S. military will continue to grow.

●	Cooperation. Due to the demand and limited capacity, as well as the limited availability of aircraft and pilots, crews and other personnel, formal and informal agreements exist between Agile Defense and its competitors as subcontracts to the prime contractor for services.

●	High Barrier of Entry. The acquisition, operational, and maintenance costs, as well as experienced military leadership and staff requirements, are high barriers to entry in the industry that many aviation-oriented companies are unable to overcome.

Customers

AIRO’s Training Division customers will primarily be the branches of the U.S. military that require ADAIR and CAS training services. There is also a large foreign military demand for these contracted services currently being provided by a few of Agile Defense’s competitors. These foreign contracts could also be available to AIRO upon acquisition of suitable aircraft.

Coastal Defense Overview

AIRO’s Training Division also includes wholly owned subsidiary, CDI, which provides CAS, ISR, unmanned ground systems, and target simulation services using fixed-wing aircraft with ground targeting focus to military customers. CDI provides manned, piloted fixed-wing aircraft, suitable payload, surveillance and reconnaissance equipment, ground liaison officers and Joint Terminal Attack Controller instructors, and a certified aircrew to provide full joint theatre ISR and simulated ground strike training, which can include live munition deployment. CDI also provides unmanned automobile systems used for air or ground strike training. These include automated vehicles of various types and capabilities customized to meet training mission demands.

CDI has serviced the U.S. military for over 17 years. It employs highly trained special operations veterans, and its personnel have years of real-world experience on the battlefield and in the global war on terror. CDI’s personnel have collectively planned and executed hundreds of missions, which include air support, unmanned systems, full motion video systems (ROVER, MVR), and infiltration and exfiltration techniques. CDI’s personnel develop, integrate, and evaluate new equipment and modify existing equipment to fit customized military orders and mission training. These customizations include, without limitation, aircraft, surveillance, and automobile equipment.

The Training Division will provide prime and subcontract combat ADAIR services to the U.S. military, selected NATO countries, and other international U.S. allies. The Training Division will also provide supplemental and supporting services with training solutions focused on professional pilots in both the commercial and military sectors and will offer high-end advisory and consulting solutions to the aerospace industry.

Recent Developments

The U.S. military recently issued two large long-term contracts (the “Contracts”) in the amounts of $249 million and $6.40 billion, respectively, to provide CAS, ISR, ADAIR, and unmanned systems training to different branches of the U.S. military. The approved Contracts participants bid on task orders as they are issued by the U.S. military. The U.S. military chooses winning bids based on such factors as cost, certainty of fulfilling the requirements of a specific task order, safety records, and other factors. CDI believes additional aircraft and related equipment are required in order to bid and complete future task orders and to expand into ADAIR, which CDI expects will drive significant revenue and profit growth.

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Key Factors Affecting CDI’s Operating Results

Aircraft and Equipment Acquisition

CDI aims to utilize its aircraft at maximum capacity and to own and maintain the proper number of aircraft to meet the needs of its customers. In order to successfully and timely leverage the substantial anticipated growth due to the Contracts, CDI estimates capital requirements to be $20 million to $25 million to expand CDI’s fleet of aircraft and accompanying equipment to serve CAS and ISR task orders. This estimate is based on historical aircraft and equipment purchases. CDI has 11 aircraft that can be utilized for its training activities, but it has been experiencing an increased difficulty in obtaining additional aircraft due to the Ukrainian conflict and instability in other areas of the world. Potential seller countries have been holding onto aircraft while they see how the Ukrainian conflict unfolds. Recently, however, the supply of aircraft has increased again, driven by rises in inflation and seller countries’ desire to sell off unused assets.

A related challenge to having a fleet ready to meet demand is policy changes regarding aircraft transfers to the U.S. Purchased aircraft often need to be disassembled, imported into the U.S., and appropriately modified to meet customer needs. This requires significant capital and lead time to put an aircraft into operation. Delays in obtaining the aircraft could adversely impact financial results and growth plans due to missed task order bidding opportunities.

Competition

CDI competes in a sector that is highly concentrated by several well capitalized competitors including, without limitation, Draken International Inc., Top Aces Inc., Air USA, Inc., Airborne Tactical Advantage Company, LLC, Tactical Air Defense Services Inc., and Blue Air Training Corp. These competitors are also approved providers under the Contracts and are able to subcontract to companies that were not approved under the Contracts. CDI also competes with simulation training. CDI has maintained an excellent safety and performance record and expects to reduce or eliminate the gap in capitalization and fleet size between CDI and its competitors due to the capital investment expected to occur as a result of the Business Combination.

Releasing and Bidding Task Orders

While the U.S. military named CDI an approved provider under the Contracts with a limited number of competitors, the U.S. military periodically releases task orders requesting specific services pursuant to a bid process. The U.S. military chooses winning bids based on such factors as cost, certainty of fulfilling the needs of a specific task order, safety records, and other preferred factors. In the experience of CDI management, a material factor in determining a contractor’s ability to fulfill the needs of a specific task order is the contractor’s possession of the type and quantity of aircraft that fit the specifications of that task order when the contractor submits its bid. CDI believes that there is enough work under the Contracts to realize significant profits from aircraft acquisition; however, the bid process structure favors well-capitalized contractors due to the timing of cash-flow and the required capital investment.

3.	Uncrewed Air Systems Division

AIRO Drone Overview

AIRO’s Uncrewed Air Systems Division includes wholly owned subsidiary AIRO Drone, LLC, which is a transformative aerospace company formed in 2018. AIRO acquired AIRO Drone on February 25, 2022. AIRO Drone manufactures and customizes a variety of sUAS, more commonly known as “drones.” AIRO Drone operates drones in an AI-based commercial inspection service known as DaaS, and builds and operates a worldwide drone datacom network known as “AIRO-NET.” AIRO Drone believes its extensive background in design, engineering, and manufacturing drones (AIRO Drone was the first company in the U.S. to certify and fly an FAA N-Numbered small drone), its extensive FAA, TCCA, EASA and operational experience, as well as its expertise in datacom networks, radios, and aircraft communications gives it a very unique opportunity to build and significantly grow an entirely new, low-risk product line for commercial drone operations.

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Key Factors Affecting AIRO Drone’s Operating Results

Expansion and Sales of Current Product and Services Lines

AIRO Drone’s current line of products and services consists of drones, DaaS and AIRO-NET.

Early drone industry growth centered largely on sales of drone aircraft and accessories, with recreational and hobby users making up a large proportion of buyers. As the industry has matured, aircraft and their components and subsystems have become largely commoditized, and industry growth is rapidly shifting to services and service-derivative revenue. Service opportunities are now moving up-market, with larger companies exploring the benefits of drone technology and how to prudently apply drones to their operations based on their need for credible providers, with suitable assurances of safety, professionalism, training and certification, IT security, and application of advanced analytics to drone-derived data. AIRO Drone’s growth strategy leverages that trend, with a strong focus on how Fortune 1,000 and similar companies will use drones and data-rich analysis to perform inspections, with complete end-to-end solutions.

The drones business consists of a tethered drone system, a fixed-wing aircraft, a unique reseller relationship with Airgility, Inc. for its GPS-denied small drone line, and a large array of sensors and custom data derivation from the operating drones. AIRO Drone can provide needed datacom support capabilities for the rapidly emerging BVLOS market segment.

DaaS is an AI-based service model allowing customers to perform property inspections and operations that were previously performed by manpower and manned aviation (such as helicopters). The data gathered from inspections is then delivered to the customer’s platform of choice, such as IBM Bluemix, MS-Azure, or AWS. AIRO Drone expects to harness the fast-growing drone services market through a combination of direct services offerings, aggregation of services capacity, service capabilities, market reach, and the sale of custom designed, manufactured, and certified drones.

AIRO-NET is a unique drone data VPN that provides standardized real-time secured command and control, as well as streaming data (such as electro-optical/infrared video) directly to the operator and customer. This type of service is currently performed without standardization by most individual operators. Further, through AIRO-NET, AIRO Drone will provide other real-time data such as geo-referenced mapping and weather information to other commercial providers.

Service Growth through Aggregation

AIRO Drone’s growth strategy for DaaS revenue depends on increasing its current commercial drone solutions portfolio through a combination of expanded marketing, partnering with compatible service providers with common marketing and analytics and, where advantageous, strategic acquisition of businesses with complementary value-added services. AIRO Drone also expects significant growth as the FAA and other stakeholders finalize requirements for BVLOS operations. AIRO Drone plans to make substantial investments in sales and marketing, analytics, and communications, focused on expansion of its footprint into specialized markets and applications domestically and internationally.

The drone services industry is well-positioned for consolidation. Typical drone services companies today are small businesses, with limited capital and resources for business development, expansion, or post-service analytics, not to mention the level of operational, training, and safety processes required by most major company clients. There are few, if any, companies that provide end-to-end data and information solutions for the client. There is a clear opportunity to consolidate selected smaller entities into a larger services organization, with the resources to centralize business development, IT, analytics, training, safety and operational processes, and to effectively pursue and serve Fortune 1,000 clients. AIRO Drone currently has relationships with multiple providers who produce revenue in specialized industries and/or capability areas, in some cases providing services under its service agreements with large companies. Expanding that base will immediately expand AIRO Drone’s footprint in new areas, increasing revenue, customer base, and market share, and improving brand recognition.

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Value-Added Services

Boston Consulting Group predicts that, by 2050, over 48% of the commercial drone market will come from value-added services (see Figure 24)11, such as end-to-end, provider-managed turnkey service programs, data processing and analysis, and data management and security. This aligns well with the Uncrewed Air Systems Division growth strategy, which emphasizes the provision of multiple types of value-added services addressing common user and industry needs, in addition to simple drone operations. Industrial or other commercial users of drone services need actionable information and decision support tools, rather than “raw” drone-collected data. They also require such information to be managed and delivered securely and in accordance with company-wide IT systems and procedures. AIRO Drone’s value-added services offerings include advanced analytics, IT security and cloud-based interfaces with various corporate IT systems, drone operator safety and security processes, training, and its proprietary AIRO-NET communication system, which is under development.

Source: Boston Consulting Group

Figure 24—Distribution of Revenues by Product Type

AIRO-NET

AIRO-NET is a communication system being developed by AIRO Drone that focuses on the specific needs of BVLOS drone operations, integrating existing data transport providers where available, supplemented by drone-specific infrastructure to provide truly seamless, secure communications to BVLOS drones at all times. AIRO-NET is essentially a VPN for all the communications requirements for any BVLOS drone operation, for use by both AIRO Drone’s DaaS operations and other BVLOS drone operators. AIRO-NET revenue is also derived from a number of derivative services, such as data collected from onboard drone sensors and non-drone users of its communication capabilities. Gartner predicts that companies selling drone data communications services for guiding drones and relaying the data they collect, a derivative value-added service of AIRO-NET, can represent $23 billion of the $50 billion total market. Gartner predicts that AIRO-NET will enter service in Year 2 with a modest industry-wide equipage of 2,000 drone platforms and grow to over 25,000 platforms by the end of Year 5. By comparison, FAA projections predict a fleet size of commercial, non-model drones between 583,000 and 1,028,000 sUAS units by 2023 when AIRO-NET enters service, with 729,000 sUAS units likely. AIRO Drone’s projected equipage represents only a 0.28% penetration of that market. The same projection anticipates 835,000 commercial drones by 2025, compared to AIRO’s expected equipage of 11,045 drones with AIRO-NET, or a market penetration of 1.3%.

16 Francesco Castellano, Commercial Drones are Revolutionizing Business Operations (Oct 3, 2017), available at https://www.toptal.com/finance/market-research-analysts/drone-market.

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Certifications

AIRO Drone currently operates and plans on continuing to operate under US FAR Part 107 and will obtain a US FAR Part 135 Operating Certificate to be utilized by it and by its affiliates for unmanned (cargo delivery) and manned on-demand and scheduled operations. AIRO Drone’s risk of not achieving certification is very low as it already operates under the current guidelines, has extensive experience in US FAR Part 135, has completed 121 manned operations, utilize 100% licensed pilots, has an established FAA-recognized Safety Management System, and continually monitors and interfaces with the FAA for changes and expansions to the rules.

Sky-Watch Overview

AIRO’s Uncrewed Air Systems Division includes Sky-Watch A/S, its wholly owned subsidiary, which develops, manufactures, and sells mini unmanned aerial systems (“mUAS”) for the defense and security segment of the aerospace industry. AIRO acquired Sky-Watch on March 28, 2022. Sky-Watch solutions target the front line of net-centric warfare concepts, interoperability trends, and force multiplier initiatives. The Sky-Watch mUAS solutions are designed to increase speed and precision in operational decision-making through a new dimension and scale of mUAS-enabled situational awareness. Sky-Watch anticipates significant proliferation in the utilization and deployment of mUAS and sensor technology in the lower and sub-tactical levels of the defense and security force segment of the aerospace industry and believes it is positioned to be a driving force in shaping and facilitating this new multidomain dimension in defense, security and battlespace management.

The current mUAS defense market in the western hemisphere is dominated by a few aging proprietary mUAS platforms struggling with structural and forward-looking growth barriers such as high system costs (negatively impacting affordability), lagging rate of innovation and third-party integration challenges. Challenges regarding third-party integration include adopting third-party Commercial-Off-The-Shelf/Military-Off-The-Shelf system components for a fast-moving unmanned industry based on open architecture and open source software platforms as well as complying with the requirements of the mUAS defense market for interoperability, data analysis, and data dissemination. This market reality—an unavoidable shift from proprietary defense solutions toward open standards and broad third-party component system integration—is the window of opportunity and industry trend on which Sky-Watch’s mUAS business model is based.

Based in Denmark, since its inception in December 2009, Sky-Watch has focused on UAS and has developed and brought to market both multirotor and fixed-wing UAS. Sky-Watch’s mUAS solutions are operative in EU and NATO countries, and both solutions have been tested and deployed in international markets in the EMEA and APAC regions. Sky-Watch has over a decade of experience in working with a broad spectrum of the largest European and U.S.-based defense industry corporations on various UAS technologies.

Since inception, Sky-Watch’s focus has primarily been on technology and product development, which has resulted in operating losses in all years.

Key Factors Affecting Sky-Watch’s Operating Results

Development of the Mini UAS Defense & Security Market

Although vast global market potential remains largely unexploited, the concept of mUAS assets in defense and security, as well as in the civilian professional markets, has been known for years. Solid and clear industrial standards and industrial mUAS market leaders are nevertheless still absent. Sky-Watch believes that this standardization process, both industrially and technologically, will intensify over the next few years—especially in the mUAS system sphere of mechanical design concepts, sub-system hardware and other avionics, and system components. Sky-Watch also believes that the software aspect of mUAS operation will experience standardization in areas of flight control (both in the air element and in ground control), fueled in part by opensource flight control platforms and NATO standardization agreements concerning interoperability. Further, software trends concerning operational autonomy and reduced cognitive loads for the mUAS operator will standardize and simplify user interface in UAS control. As mUAS mechanical, hardware and software standardization intensifies and solutions mature to new levels, Sky-Watch believes the market’s focus will shift from a mix of operational mUAS functionality and operational ease toward software-based air/ground data analysis and dissemination and systems integration.

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Sky-Watch is aware of and experienced in navigating the above mUAS defense and security market trends and factors, but new and unforeseen competing technology may emerge with short notice, which may require it to redesign and upgrade its commercially released solutions or postpone already planned solution releases in order to remain competitive. Further, until industrial standards and a robust and diversified supply chain ecosystem are effectively established, throughout the mUAS market’s supply chain vertical, certain system components are covered by a relatively narrow spectrum of (trusted capital) suppliers with few or no substitution options for fast-track integration available. While Sky-Watch believes that it is agile and poised for growth in a rapidly evolving industry vertical, these aspects of the evolving mUAS defense and security market may impact sales cycles, R&D cycles, inventory valuation, ability to fully exploit operational economies of scale, sourcing, supply chain challenges, and other unforeseen challenges, any of which could impact financial predictability and performance, cash flows and operational results.

Competition

Due to the heavy capital requirements needed to develop robust and reliable defense-grade mUAS solutions, there are relatively few global competitors capable of challenging the high-cost legacy defense industry players. Most of those defense-grade open architecture competitors have completed substantial funding rounds relatively recently, which Sky-Watch expects will create additional competition to establish market leadership in the mUAS defense segment. As an EU-based company with broad geographical operational freedom to engage with clients globally, Sky-Watch is well-positioned to both capture market share and expand the market with its dual-use, non-ITAR, and battle proven mUAS solution. Competition may, however, move earlier and with stronger momentum and gain a substantial and strong foothold in the MUAV defense segment before Sky-Watch can harvest the results of the sales, marketing, and business development investments to be mobilized and deployed after successful completion of the Business Combination.

Government Regulation

Sky-Watch management believes that the defense and security mUAS segment, largely consisting of government clients, is most likely to utilize mUAS systems because both armed forces and security agencies often times have access to restricted airspace in which to train, build capabilities, and operate. Nevertheless, the extent to which the mUAS market, both defense, security and civilian professional, can be accessed, expanded, and commercially exploited is tied to clients’ ability to fly in non-restricted airspace and, moreover, the ability to fly BVLOS. National and international regulation, such as the Unmanned Aircraft System Traffic Management initiative implemented by the FAA and NASA in the U.S. or the “U-Space” initiative implemented by the EASA to address UAS traffic management in the EU, is still underway, as is standardization of operator certification, and platform (airworthiness) certification. Until these standards, certifications, and traffic management systems are effectively clarified and ratified systematically and internationally, certain clients of Sky-Watch’s targeted customer segment may be hesitant, or even prevented, in acquiring and utilizing Sky-Watch mUAS solutions. Accordingly, the nature of and the speed with these regulations are completed and implemented pose a risk for both financial performance and condition, timing of growth, and (short-term) growth potential.

Customers

Sky-Watch believes that, as mUAS end-users, all military commanders and security officers are aware that UAS assets improve situational awareness and thus strengthen efficiency and quality in decision making whether it be in the battlespace or in any other intelligence, surveillance, or reconnaissance task. But management’s experience has been that the mUAS procurement process is a highly politically influenced activity in most national defense and security markets. Sky-Watch believes that the value propositions of its mUAS solutions are strong, and that the low cost-of-ownership of open architecture, open source and commercial, off-the-shelf based mUAS solutions available stand in stark contrast to the legacy systems currently deployed. Nevertheless, national industrial defense politics and system inertia, from time to time may prevent, prolong, or limit sales opportunities and related revenue streams. Sky-Watch is currently in the market entry phase of its development and growth and thus its predictability of and performance levels in revenue generation and operational results may be compromised and/or experience significant fluctuations.

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4.	Electric Air Mobility Division

Jaunt Overview

AIRO’s Electric Air Mobility Division is anchored by wholly owned subsidiary Jaunt Air Mobility. Formed on April 9, 2019 as a Delaware limited liability company, Jaunt Air Mobility is a transformative aerospace company that focuses on building the next generation of aircraft to meet the growing demands for faster, more affordable, and environmentally more sustainable travel over urban areas. AIRO acquired Jaunt on March 10, 2022. The Jaunt Journey air taxi is a combination of a helicopter and fixed-wing eVTOL aircraft, with what AIRO believes to include the best attributes of both rotary and fixed wing. Jaunt believes its eVTOL aircraft provides the highest level of safety, the quietest configuration, and the lowest operational cost. The patented SRC technology has flown on multiple Jaunt demonstrator aircraft, with over 300 piloted flight hours and 1,000 takeoffs and landings, to validate the core technology.

Jaunt plans to certify under existing CAR 529 Transport Category Rotorcraft airworthiness rules. In contrast to the Part 23 Small Airplane Normal Category rules being pursued by other AAM companies, this provides a clear path to eVTOL certification with safety standards equivalent to commercial airliners. Jaunt also believes that it benefits from its innovative supplier cost sharing strategy, whereby suppliers are deferring the cost of their NRE, reducing Jaunt’s initial funding requirements.

Aircraft sales will be through direct sales and leasing, similar to the current aircraft market. Jaunt intends to establish an in-house sales and marketing team to sell to the global air-mobility markets. In addition to focusing on the traditional buyers of aircraft, Jaunt intends to sell to the emerging AAM operators.

Recent Developments

Air Force Agility Prime STTR Contracts

Jaunt was awarded three STTR contracts by the Air Force Research Laboratory in 2020 to investigate novel acoustic techniques and analysis tools, and the integration of advanced thermoplastic technologies and low-cost production techniques, and to develop extreme fast charging solutions for eVTOL aircraft. These three contracts brought in a total revenue of $0.449 million in 2021.

AFWERX HSVTOL Challenge

On February 1, 2022, the USAF and U.S. Special Operations Command selected Jaunt to receive a contract of $0.367 million, to develop two conceptual aircraft designs to meet notional performance attributes for the FY25 demonstrator and the FY30+ threshold system through the AFWERX High Speed Vertical Takeoff and Landing Concept Challenge program (the “Challenge”). Jaunt was one of the eleven companies, out of an initial field of 218, selected to advance to the next phase in the Challenge. Jaunt proposed a single engine hybrid aircraft, larger and faster than the Jaunt Journey air taxi, combining the speed and capabilities of a fixed-wing aircraft with VTOL through Jaunt’s highly efficient and patented SRC technology.

During the period of performance in Phase I, completed on June 30, 2022, Jaunt provided high-level conceptual designs and plans for three aircraft based on Jaunt’s original proposal. Jaunt is currently awaiting feedback from the USAF and, if selected, could progress to Phase II and Phase III of the development effort, with the eventual goal of building a flying prototype. The estimated award value for Phase II and Phase III of the effort is approximately $2.00 million and $30.00 million, respectively. The Phase II portion of the Challenge is to be completed by summer of 2023 and represents a 9-month technical risk reduction activity and a plan for building the demonstrator in Phase III by end of 2025.

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Customer Letters of Intent

On December 21, 2021, Jaunt signed LoIs with two operators to purchase Jaunt Journey air taxis. Flapper Tecnologia S.A. and Jaunt signed an LoI to acquire up to 25 aircraft starting in 2026. Walle Mobility, Inc. and Jaunt signed an LoI to acquire 20 aircraft starting in 2026.

On April 8, 2022, Jaunt signed a non-binding LoI with Vertiko Mobilité, Inc. to acquire 73 aircraft starting 2026 with an option to acquire 25 additional aircraft over 5 years.

On August 19, 2022, Jaunt signed a non-binding LoI with MintAir Co., LTD to acquire ten aircraft, with an option to purchase an additional 30 units.

On January 12, 2023, Jaunt signed a non-binding LoI with REDWINGS S.A. DE C.V. to acquire ten aircraft, with an option to purchase an additional ten units.

On March 28, 2023, Jaunt signed a non-binding Memorandum of Understanding with Fly Blade (India) Private Limited to acquire 150 aircraft, with an option to purchase an additional 100 units.

Canadian Operations

The Canadian government offers significant financial incentives to the aerospace industry and has a large, highly skilled workforce. Jaunt previously announced plans to open design and manufacturing centers in Canada utilizing the extensive experience of the Electric Air Mobility Division’s leadership team in developing and certifying aircraft in Canada. Furthermore, Jaunt intends to certify the Jaunt Journey air-taxi through TCCA, capitalizing on TCCA’s bilateral agreements with the FAA and the EASA to obtain world-wide approval and access to the global AAM market.

Jaunt previously entered into discussions with the federal and the provincial government of Quebec to provide funding for its aircraft development program. These discussions have progressed positively, to date, and the Quebec’s Minister of Economy and Innovation has conditionally agreed to financially support the program. The funding mechanisms have not yet been determined but it is anticipated that they would include grants and/or tax rebates. Jaunt expects to receive an LoI or letter of support from the Quebec government by fall 2022. The Canadian federal government has indicated that it would also financially support the development program in an amount equivalent to the provincial government once the Quebec government finalizes its LoI.

Key Factors Affecting Jaunt’s Operating Results

Advanced Air Mobility Market Opportunities

Studies of the AAM market by several organizations (Goldman Sachs 17 , KPMG 18 , Deloitte 19 , and Morgan Stanley 20 ) show significant market potential and substantial aircraft demand in the AAM market.

Jaunt’s first product will be the Jaunt Journey air taxi, but Jaunt believes that aircraft platform and the overall SRC technology are applicable to a broad range of applications including any mission that requires efficient VTOL capabilities and high cruise speeds. Jaunt plans to develop kits to allow the Jaunt Journey to fly additional mission sets such as cargo/package delivery, air ambulance, and law enforcement/military. These variants offer additional revenue streams from aircraft sales and support. Additionally, hybrid power options will extend the Jaunt Journey air taxis’ range and endurance beyond what is possible with current battery technology. Jaunt is exploring hybrid Jaunt air taxi configurations as well as other hybrid-electric aircraft configurations.

The AAM market will have multiple operators conducting daily flights of several eVTOL aircraft to transport commuters within a city or between cities. Jaunt expects MRO services will be essential to the success of this market with such a large fleet and that such services will provide another revenue stream once the aircraft enters service.

17 GOLDMAN SACHS, supra note 8 .

18 KPMG, supra note 9.

19 Hussain & Silver, supra note 10.

20 MORGAN STANLEY, supra note 7.

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If these markets do not develop as expected, it could adversely impact Jaunt’s results and growth plans. The industry is highly competitive, and competitive pressures from existing and new companies could have a material adverse effect on its financial condition and results of operations.

Players in the AAM Market Space

There are a plethora of startups attempting to enter the AAM market. Most OEMs are proposing a unique aircraft design configuration that has critical implications on their ability to certify and field a commercial aircraft.

Other eVTOL companies are developing aircraft configurations that Jaunt believes are likely to encounter major certification challenges due to their unique and novel designs. Jaunt management has observed that the regulatory authorities (e.g., the U.S. Federal Aviation Administration (“FAA”)) and their aircraft certification rules are not traditionally suited for these types of revolutionary aircraft configurations. As a result, these OEMs may have challenges in meeting their commercial entry to service timelines and may need the regulatory authorities to make rule changes before they can be certified for commercial operations. The FAA recently confirmed to The Air Current21 that it will require eVTOL companies to follow “powered-lift” category rules. AIRO believes this will cause further delays in some of Jaunt’s competitors’ certification programs as they will have to re-establish their certification bases.

Unlike Jaunt’s competitors, Jaunt plans to take advantage of existing certification rules for its aircraft configuration, which management believes will give Jaunt an established path to commercial service. The Jaunt Journey air taxi is certifying at the highest level of commercial transport aircraft, allowing it to fly under existing rotorcraft rules and to utilize existing aviation infrastructure.

Supplier NRE Model

Jaunt believes it has overcome the typical high investment cost associated with manufacturing a new aircraft through a unique combination of purchase orders, supplier cost sharing, innovative technologies, and employing advanced manufacturing methods and data management systems. Jaunt is working with Tier 1 aerospace suppliers such as Bae Systems plc and CAE, Inc. who bring key enabling technologies to the eVTOL development program. Several are financially supporting the design and development of the Jaunt Journey by deferring the cost of their NRE.

The combination of supplier cost sharing, deposits, and Canadian government funding, if successfully implemented, reduces risk and required development capital. Jaunt’s program management plan is novel and has not, to the best of AIRO’s knowledge, been utilized in connection with any aviation project of similar magnitude. Jaunt’s program management plan is based upon minimal incremental funding to reach milestones, which continually increases valuation while further reducing risk. This allows management to monitor funding in a controlled manner with the dynamic flexibility to adapt to most market changes during the development timeline.

Patents

Jaunt’s advanced technology is protected by a valuable portfolio of patents with additional patents in the process of being granted. Analyzed by RSIP, Jaunt’s patent portfolio RSIP Score is 134%. The RSIP Score is the ratio of the portfolio to cohort grades and provides a comparison to companies innovating in the same space. An RSIP Score over 100% indicates that the subject portfolio contains above-average assets. Jaunt also has the trade secrets and proprietary intellectual property associated with the development of SRC technology, including the extensive experience and flight test data from the demonstrator aircraft.

21 Elan Head and Jon Ostrower, FAA changes course on eVTOL certification, THE AIR CURRENT (May 9, 2022), https://theaircurrent.com/ aircraft-development/faa-changes-course-on-evtol-certification/.

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Path to Certification

A transport category type certification is the highest level in safety provided by the Civil Aviation Authorities. Jaunt intends to certify under CAR 529, single pilot IFR (instrument flight rules) and comply with Category Enhanced of EASA SC-VTOL-01 by:

●	using System Safety Assessment processes (Aerospace Recommended Practice (ARP) 4761 with ARP 4754A) that are industry standard for commercial transport aircraft (Exposure Draft (ED) 79A);

●	designing flight critical systems to meet the requirements of a probability of catastrophic failure of less than 10-9 per flight hour (less than once every billion flight hours);

●	developing robust software design processes to meet Development Assurance Level A for functions that could exhibit catastrophic failures; and

●	meeting requirements for bird strike, fatigue and damage tolerance, lightning strike, fire protection, and designing and incorporating elements for crashworthiness right from the conceptual stage.

Jaunt believes that this approach puts the design of the Jaunt Journey air taxi in line with the commercial transport category aircraft and rotorcraft in terms of safety and robustness. Jaunt also believes it provides a clear, low risk path to certification by using existing VTOL regulations, removing any guesswork from the certification approach.

Key Components of Results of Operations

Revenue

Revenues consist primarily of product sales, fees for consulting services, licensing revenue, warranty sales and after sale services.

Cost of Revenue

Cost of revenue includes direct labor ( including salary, benefits and taxes), material costs and indirect production costs. Indirect production costs include indirect labor, purchasing, quality and manufacturing leadership, consumables, freight, charges for inventory reserves and amortization of intangible assets.

Operating Expenses

Research and Development

R&D expenses consist primarily of personnel expenses, including salaries, benefits, costs of consulting, equipment and materials, direct allocable overhead costs, including staff development cost, travel costs and technology costs, and amortization of intangible assets.

Sales and Marketing

Sales and marketing expenses include salary, benefits and taxes, commissions, travel, costs of leased airplanes, advertising, trade shows and amortization of intangible assets.

General and Administrative

General and administrative expenses include costs of executive leadership, the accounting and finance operations, travel, and support functions including human resources and information technology.

180

Other Income (Expense)

Interest Expense, Net

Interest income consists primarily of interest earned on cash and cash equivalents, though these amounts are negligible. Interest expense consists primarily of the interest expense from borrowings relating to revolving lines of credit with external banks and third-party notes.

Change in Fair Value of Derivative Liabilities

AIRO has embedded derivative liabilities which are a standalone liability and adjusted to fair value on a recurring basis. The adjustment to fair value, either upwards or downwards, that results from a fair value determination is recorded in the operating statement in the period of the adjustments.

Loss on Extinguishment of Debt

The Advanced Avionics Division, Aspen business, converted certain notes and other liabilities to equity in anticipation of its merger transaction with AIRO and incurred a loss on extinguishment of debt in the nine months ended September 30, 2022.

Other Expense, Net

Other expense, net includes changes in fair value on two contingent consideration obligations and foreign currency exchange adjustments based on the terms of payments related an earnout obligation.

Income Tax Benefit (Expense)

Income tax expense has been nominal prior to the mergers. The purchase accounting from the merger transactions results in $6.9 million of tax benefits due to the release of valuation allowances by the Accounting Acquiror. In addition, an income tax benefit of $3.3 million was recognized from current operations.

Factors Affecting Comparability of Results

1.	Completion of Business Combinations

As of December 31, 2021, AIRO had not completed any acquisitions. Its primary activities were negotiating agreements with the six Acquired Companies, executing definitive agreements with the six Acquired Companies, which occurred in October 2021, and preparing to close the six acquisitions, all of which occurred in the first and second quarters of 2022.

During the nine months ended September 30, 2022, AIRO completed six acquisitions and, as a result, the condensed consolidated financial statements reflect the results of operations for nine months of activity for the Accounting Acquirer and the operating activity from the transaction closing dates through September 30, 2022 for the Acquired Companies. The condensed consolidated financial statements include 181 days, 214 days, 214 days, 156 days, 202 days and 154 days of operating activity for AIRO, Agile Defense, AIRO Drone, CDI, Jaunt and Sky-Watch, respectively, which results in an increase in activity reported in the statement of operations compared to the nine months ended September 30, 2021 when the activity was limited to the Accounting Acquirer’s business. AIRO has included $5.3 million in revenue and $7.0 million in net loss contributed by the Acquired Companies for the period of each respective closing date through September 30, 2022. The discussion in this section related to 2021 and 2020 are based upon AIRO’s consolidated financial statements prior to the acquisitions of the Acquired Companies. The comments in this section related to the nine months ended September 30, 2022 reflect the results of operations of AIRO as a combined company for the nine months ended September 30, 2022, and the results of operations of the Accounting Acquirer for the comparative period. The prior period comparison for the annual period reflects the results of operations for AIRO before the inclusion of the Acquired Companies and the prior period comparison for the nine months ended September 30, 2022 reflects the results of operations for the Accounting Acquirer.

2.	COVID-19 Impact

Although the COVID-19 pandemic slowed the coordination between AIRO and the companies it acquired, it did not materially impact AIRO’s performance. Going forward, management believes that the impact of the COVID-19 pandemic will differ division by division.

181

Advanced Avionics: Aspen experienced considerable impact from as a result of the COVID-19 pandemic consistent with others in its market segment. The primary impact was driven by both lower orders, as customers reduced their purchases, and reduced production rates caused by unpredictable absences in Aspen’s employee base due to infections. More recently, COVID-19 issues have impacted Aspen’s supply chain, with reduced deliveries of parts due to infections at its facilities.

Over the last 12 months, supply chain issues associated with availability of electronic parts have created a shortfall of parts reducing Aspen’s manufacturing output. In many cases, as parts became unavailable from its suppliers, Aspen would engage with parts brokers for those parts. If located, those parts often could only be procured at a premium and, at times, such purchases were subject to large minimum order quantities. Further, additional costs were and will continue to be incurred to ensure the parts are not counterfeit. This activity creates volatility in lead times and increased costs leading to volatile revenue and profitability from month to month. Aspen’s management believes that these issues will continue until a period at which the electronic-parts market stabilizes its production to a predictable demand system.

Training: The COVID-19 pandemic has had an adverse effect on the business of Agile Defense and its ability to execute financial and operational plans and to realize financial performance. The pandemic has postponed the Agile Defense’s ability to conduct face-to-face negotiations and critical customer and supplier interactions due to quarantine and other related restrictions. Agile Defense leaders have been unable to travel internationally to meet with foreign governmental and military officials on the potential acquisition of aircraft.

The COVID-19 pandemic also materially affected CDI’s growth outlook. The effect on past outlook was negative, delaying the performance of contracts and associated revenues. CDI believes the effect on future outlook is positive. Although CDI became an approved contractor under the Contracts in April and October 2019, significant performance under the Contracts has not yet occurred due to the pandemic-created delays in issuing task orders for bid. There is also risk that the U.S. military will reduce or otherwise amend the Contracts rather than concentrate them in the shortened time period. This delay has been advantageous to CDI because CDI has not yet acquired the aircraft necessary to bid and service some task order requirements. CDI is currently in contact with various parties to purchase aircraft expected to meet the needs of potential future task orders.

Uncrewed Air Systems: The COVID-19 pandemic has had a negative effect on activities that focus on sales, marketing and service delivery, due to customer budget constraints and restrictions on in-person business activities, quarantine and travel restrictions, and other factors. During this time, AIRO Drone focused its activity primarily on raising investment funds, to good effect. AIRO Drone does not believe the COVID-19 pandemic will have a material negative impact on future growth because the timing of raising the investment funds is expected to occur after the effects of the COVID-19 pandemic have substantially decreased, which should allow for AIRO Drone’s business plan to be executed with the required funding and at a greatly reduced level of pandemic issues. In addition, AIRO believes that the post-pandemic business climate will see a significant shift in commerce trends, including increased demand for touchless, robotic delivery and e-commerce, leading to higher levels of commercial drone service market opportunity than were available pre-pandemic.

Since March 2020, COVID-19 has had, and continues to have (although with indications of a diminishing effect), a material adverse effect on the business of Sky-Watch and its ability to execute financial and operational forecasts and realize financial performance. In terms of sales, marketing, and business development, COVID-19 has, on specific customer (government/defense) UAS programs, caused budget reallocations on otherwise approved UAS procurements; it has caused major customer budget postponements for planned UAS procurements involving Sky-Watch and it has seriously postponed the ability to conduct critical customer demonstrations, deliver equipment, and train customers due to national quarantine regulation in client countries. Furthermore, COVID-19 has prevented, delayed, and compromised Sky-Watch’s ability to effectively promote and support sales leads and opportunities as customer organizations, on many occasions, have been off-line or seriously understaffed during long periods of COVID-related lockdowns and other COVID ripple effects. In an operational / manufacturing aspect COVID-19 has had significant effect on lead times and accessibility to critical UAV system components, which has delayed and prevented both deliveries and demonstration activities. Management continues to monitor the COVID-19 situation and evaluate if actions may be required to optimize operational capability and performance.

182

Electric Air Mobility: Although the COVID-19 pandemic slowed the coordination between Jaunt and its supply base, it has not materially impacted Jaunt’s future growth outlook or the anticipated future growth of AIRO’s Electric Air Mobility Division.

3.	Bridge Financing

Since May 2022, AIRO has raised $5.21 million in the form of unsecured promissory notes with no collateral and no guarantees. Most of the notes have an “earlier to occur” maturity date of: (i) 30 days after the successful close of the Business Combination; or (ii) a specified future date (the “Trigger Date”). A note totaling $100,000 has a Trigger Date of December 31, 2022. Notes totaling $75,000 have a Trigger Date of March 31, 2023. AIRO is in extension discussions with these lenders with Trigger Dates that have passed. Notes totaling $180,000 have a Trigger Date of June 30, 2023. Notes totaling $1,057,000 have a Trigger Date of August 31, 2023. If the maturity date ends up being triggered by the Business Combination, the lender will receive the principal back in cash and an additional interest charge payable in AIRO Common Stock equal to the principal amount (i.e., a 100% interest charge).

The remaining notes, totaling $3,800,000, have been extended on terms that shall cause the 100% interest charge to be paid in shares of AIRO Common Stock immediately prior to Closing of the Business Combination, with the principal paid 190 days following Closing with twelve percent interest per annum accruing from the Closing Date.

AIRO Group Holdings, Inc. Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31		Period over period change
(in thousands)	2021	2020	($)	(%)

Operating expenses:
General and administrative	$808	$877	$(69)	(8%)
Total operating expenses	808	877	(69)	(8%)
Loss from operations	(808)	(877)	(69)	8%
Net loss and comprehensive loss	$(808)	$(877)	$(69)	8%

Comparison of the Nine Months Ended September 30, 2022 and 2021

	For the Nine Months Ended September 30,		Period over period change
(in thousands)	2022	2021	($)	(%)

Revenue	$13,622	$8,731	$4,891	56%
Cost of revenue	10,460	5,895	4,565	77%
Gross profit	3,162	2,836	326	11%
Operating expenses:
Research and development	7,181	903	6,278	695%
Sales and marketing	3,504	1,990	1,514	76%
General and administrative	8,202	1,722	6,480	376%
Total operating expenses	18,887	4,615	14,272	309%
Loss from operations	(15,725)	(1,779)	(13,946)	784%
Other income (expense):
Interest expense, net	(2,868)	(2,485)	(383)	15%
Change in fair value of derivative liabilities	666	(8,162)	8,828	(108%)
Gain (loss) on extinguishment of debt	(541)	706	(1,247)	(177%)
Other expense, net	1,667	(3,136)	4,803	(153%)
Total other income (expense)	(1,076)	(13,077)	12,001	(92%)
Net loss before income tax benefit	(16,801)	(14,856)	(1,945)	13%
Income tax benefit (expense)	10,206	(10)	10,216	n.m .
Net loss	$(6,595)	$(14,866)	$8,271	(56%)

183

n.m.=not meaningful

Revenue and Cost of Revenue

AIRO had no revenue and cost of revenue through December 31, 2021. For the nine months ended September 30, 2022, the increase in revenue is from Acquired Companies that contributed $5.3 million of revenue, an increase compared to September 30, 2021. That revenue was primarily from the Uncrewed Air Systems division related to sales of drones for use in Ukraine, which was offset by a decrease in revenue in the Advanced Avionics division. Cost of revenue increased due to the costs associated with the increased revenue and due to an inventory markdown of $2.9 million in the Advanced Avionics division to reduce inventory to estimated net realizable value as a result of significant changes in demand for remanufactured legacy avionics displays.

Operating Expenses

Research and Development

AIRO did not incur any R&D expense through December 31, 2021. For the nine months ended September 30, 2022, R&D expense increased by $6.3 million as compared to the nine months ended September 30, 2021. R&D costs of $7.2 million for the nine months ended September 30, 2022 are from the Accounting Acquirer for the full nine months and the Acquired Companies for the short period of each respective closing date through September 30, 2022, of which $6.3 million is from the Electric Air Mobility and Uncrewed Air Systems divisions. The increase over the prior period is primarily attributable to the amortization of intangible assets of $3.5 million and payroll related costs of $2.0 million.

Sales and Marketing

AIRO did not incur any sales and marketing expense through December 31, 2021. For the nine months ended September 30, 2022, sales and marketing expenses increased by $1.5 million as compared to the nine months ended September 31, 2021. Sales and marketing expenses of $3.5 million for the nine months ended September 30, 2022 are from the Accounting Acquirer for the full nine months and the Acquired Companies for the short period of each respective closing date through September 30, 2022, of which $1.4 million is from the Training and Uncrewed Air Systems divisions. The increase over the prior period is primarily attributable to the amortization of intangible assets of $1.2 million from the Uncrewed Air Systems and Training divisions.

General and Administrative

In 2021 and 2020, general and administrative expenses of AIRO were $0.8 million and $0.9 million, respectively, and were primarily for professional fees incurred in developing the business strategy and transactions.

For the nine months ended September 30, 2022, general and administrative expenses increased $6.5 million as compared to the nine months ended September 30, 2021. General and administrative expenses of $8.2 million for the nine months ended September 30, 2022 are from the Accounting Acquirer for the full nine months and the Acquired Companies for the short period of each respective closing date through September 30, 2022, of which $5.8 million is from the Training, Electric Air Mobility and Uncrewed Air Systems divisions. The increase over the prior period is primarily due to the addition to general and administrative expenses of the Acquired Companies for the short period of each respective closing date through September 30, 2022, which consisted of personnel expenses, including salaries, benefits, and warrant-based compensation, related to executive management, operations, finance functions, and contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including depreciation, amortization of intangibles, rent, information technology costs, and utilities. Additional increases were due to legal costs incurred in connection with the Put-Together transaction.

184

Interest Expense, Net

AIRO did not incur any interest income or expense through December 31, 2021. Interest expense, net for the nine months ended September 30, 2022 and 2021 was $2.9 million and $2.5 million, respectively. The $2.9 million in 2022 consists primarily of interest expense of $0.7 million from the Acquired Companies for the short period of each respective closing date through September 30, 2022 and $2.1 million from the Accounting Acquirer relating to revolving lines of credit with external banks and third-party notes. AIRO also incurred interest expense of $0.1 million related to promissory notes issued by AIRO during the nine months ended September 30, 2022. The $2.5 million of interest expense for the nine months ended September 30, 2021 was from the Accounting Acquirer relating to the convertible notes and end of term interest expense.

Change in Fair Value of Derivative Liabilities

A net benefit of $0.7 million for change in fair value of derivative liabilities was recognized in the nine months ended September 30, 2022, resulting from transactions in the Advanced Avionics division prior to the merger between the Accounting Acquirer and AIRO. A mark-to-market adjustment related to warrant liabilities of $2.0 million of income, was partially offset by an expense for the change in fair value of derivatives related to end-of-term payments on promissory notes of $1.3 million. These instruments were settled in the conversion of debt to equity to facilitate the merger between the Accounting Acquirer and AIRO. An expense of $8.2 million was recognized by the Accounting Acquirer for the change in fair value of derivative liabilities in the nine months ended September 30, 2021, of which $7.0 million is the fair value of the end of term payments for the convertible notes and $1.2 million is related to the mark-to-market adjustment of the fixed portion of the put option.

Gain (Loss) on Extinguishment of Debt

For the nine months ended September 30, 2022, a $0.5 million loss on extinguishment of debt was realized by the Accounting Acquirer from the conversion of promissory notes into equity in anticipation of its merger with AIRO during the nine months ended September 30, 2022. For the nine months ended September 30, 2021, AIRO had a gain from the extinguishment of debt of $0.7 million from the forgiveness of a PPP loan.

Other Income (Expense), Net

AIRO did not incur any other expense, net through December 31, 2021. Other income (expense), net for the nine months ended September 30, 2022 was income of $1.7 million compared to expense of $3.1 million for the nine months ended September 30, 2021. The other income, net of $1.7 million in 2022 is primarily due to $2.9 million of income related to the change in the fair value of the contingent consideration related to an obligation assumed from Jaunt on the date of acquisition that is contingent on future cash receipts of that entity, partially offset by expense of $0.6 million related to the change in fair value of contingent consideration from an earnout obligation incurred in the acquisition of Sky-watch, and foreign currency transaction losses of $0.4 million. For the nine months ended September 30, 2021, other expense, net of $3.1 million recognized by the Accounting Acquirer was related to the mark-to-market adjustment of warrant liabilities.

Income Tax Benefit

AIRO did not incur an income tax benefit through December 31, 2021. For the nine months ended September 30, 2022, the income tax benefit of $10.2 million is mainly driven by the release of valuation allowance by the Accounting Acquirer of $7.0 million and an operating tax benefit of $3.2 million driven by the impact of acquired intangible amortization and mix of income and losses from multiple tax jurisdictions. For the nine months ended September 30, 2021, there was $10,000 of income tax expense.

185

Historical Results of Operations—Acquired Companies

1.	Advanced Avionics Division

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31		Period over period change
(in thousands, except percentages)	2021	2020	($)	(%)

Revenues:
Product	$11,279	$12,583	$(1,304)	(10%)
Royalties	460	861	(401)	(47%)
Engineering development	43	271	(228)	(84%)
	11,783	13,716	(1,933)	(14%)
Cost of revenues	8,305	9,185	(881)	(10%)
Gross profit	3,478	4,530	(1,053)	(23%)
Operating expenses:
Research and development	1,150	1,489	(339)	(23%)
Sales and marketing	2,527	2,368	160	7%
General and administrative	2,374	2,353	21	1%
Total operating expenses	6,051	6,210	(159)	(3%)
Loss from operations	(2,573)	(1,679)	894	53%
Other income (expense):
Interest expense, net	(3,389)	(7,441)	(4,051)	(54%)
Total change in fair value of derivative liabilities	(15,341)	2,324	(17,665)	(760%)
Gain on forgiveness of PPP loans	706	787	(82)	(10%)
Other expense, net	82	(11)	93	845%
Total other income (expense)	(17,943)	(4,340)	13,603	313%
Loss before income tax expense	(20,516)	(6,020)	14,496	241%
Income tax expense	13	6	7	117%
Net loss and comprehensive loss	$(20,529)	$(6,025)	$14,504	241%

Revenue

Total revenue decreased by $1.93 million from 2020 to 2021. Approximately $0.40 million was attributable to the reduction in the ADS-B mandate that went into effect on January 1, 2020 and was essentially done in 2021. Royalties revenue was lower by about $0.40 million as licensing partners continued to feel the impact of the pandemic and supply chain issues. The remaining decrease was the result of supply chain issues limiting the ability to produce parts. From 2020 to 2021, gross profit was down approximately $1.05 million; however, when adjustment is made for the reduction in licensing revenue, which comes with no costs, Aspen was able to maintain its direct margin percent relative to 2020 despite growing cost pressures in the second half of 2021.

186

Operating Expenses

From 2020 to 2021, operating expenses decreased by $0.16 million on continued cost controls to align to lower revenue as a result of the pandemic.

Other Income (Expense), Net

Other expenses increased by $13.60 million from 2020 to 2021, primarily the result of changes in the fair value of the derivative liabilities related to investor subordinated convertible note end-of-term payments, contingent consideration and preferred stock warrant liability. These changes resulted in a larger net loss in 2021 of $20.53 million compared to a loss in 2020 of $6.03 million. This was partially offset by a decrease in interest and accretion expense from 2020 to 2021 of $4.05 million largely because much of the convertible notes were fully accreted in 2020.

2.	Training Division

Agile Defense

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31		Period over period change
(in thousands)	2021	2020	($)	(%)

Operating expenses:
General and administrative	$66	$32	$34	106%
Total operating expenses	66	32	34	106%
Loss from operations	(66)	(32)	34	106%
Interest expense, net	(1)	—	(1)	n.m.
Net loss and comprehensive loss	$(67)	$(32)	$35	109%

n.m. = not meaningful

Revenue

In 2020 and 2021 Agile Defense had no revenue.

Operating Expenses

From 2020 to 2021, operating expenses increased by $34,000 as efforts on the merger with AIRO intensified, and more resources, including contract labor and legal and accounting services, were required.

CDI

187

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31		Period over period change
(in thousands)	2021	2020	($)	(%)
Revenues
Consulting income	$5,341	$4,825	$516	11%
Product sales	1,004	90	914	1016%
	6,345	4,915	1,430	29%
Cost of revenues	3,384	3,193	191	6%
Gross profit	2,961	1,722	1,239	72%
Operating expenses:
Sales and marketing	9	3	6	200%
General and administrative	3,158	2,904	254	9%
Total operating expenses	3,167	2,907	260	9%
Loss from operations	(206)	(1,185)	979	83%
Interest expense, net	(231)	(231)	—	0%
Gain on forgiveness of PPP loan	346	—	346	n.m.
Other income (expense), net	(17)	164	(181)	(110)%
Net loss	$(109)	$(1,252)	$1,143	91%

n.m. = not meaningful.

Revenues

Total revenues increased by $1.43 million from 2020 to 2021 due to increased sales following COVID-related delays in 2020. From 2020 to 2021, gross profit increased by approximately $1.24 million.

Operating Expenses

From 2020 to 2021, operating expenses increased by $0.26 million, attributable in large part to an engine overhaul costing $240,000 and increased costs due to higher sales.

Other Income (Expense), Net

Other income and expenses increased by $0.17 million from 2020 to 2021, primarily the result of the forgiveness of the PPP loan in 2021.

3.	Uncrewed Air Systems Division

AIRO Drone

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31		Period over period change
(in thousands)	2021	2020	($)	(%)

Revenue	$—	$2	$(2)	(100%)
Cost of revenue	—	1	(1)	(100%)
Gross profit	—	1	(1)	(100%)
Operating expenses:
General and administrative	286	237	49	21%
Total operating expenses	286	237	49	21%
Loss from operations	(286)	(236)	50	21%
Interest expense, net	(4)	(3)	(1)	33%
Net loss	$(290)	$(239)	$51	21%

188

n.m. = not meaningful.

Revenue

From 2020 to 2021, total revenue decreased to zero as AIRO Drone’s resources were now fully focused on completing the merger with AIRO, along with all related activities. AIRO Drone anticipates incurring an additional loss in 2022 but expects to become profitable by 2023.

Operating Expenses

Operating expenses increased by $49,000 from 2020 to 2021, as efforts on the merger with AIRO and related activities intensified, due to costs of contract labor and legal and accounting services.

Sky-Watch

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31		Period over period change
Amounts in DKK in thousands	2021	2020	DKK	%

Revenues:

Research and development project revenue	605	2,795	(2,189)	(78%)
Product sales	196	365	(169)	(46%)
Service revenue	6	75	(69)	(92%)
	807	3,235	(2,428)	(75%)
Cost of revenues:
Research and development project revenue	216	2,512	(2,296)	(91%)
Other cost of sales	1,370	849	521	61%
	1,586	3,361	(1,775)	(53%)
Gross profit	(779)	(126)	(653)	518%
Gross profit margin	(97%)	(4%)
Operating expenses:
Research and development	9,071	9,105	(34)	0%
Sales and marketing	3,617	2,711	906	33%
General and administrative	9,263	8,620	643	7%
Total operating expenses	21,951	20,436	1,515	7%
Loss from operations	(22,730)	(20,562)	2,168	11%
Interest expense, net	(4,032)	(3,028)	1,004	33%
Loss before income tax benefit	(26,762)	(23,590)	3,172	13%
Income tax benefit	3,234	2,353	881	37%
Net loss	(23,528)	(21,237)	2,291	11%

189

Revenue

Total revenue decreased by DKK2.4 million, or 75%, from DKK3.2 million at the end of 2020 to DKK0.8 million at the end of 2021. The decrease was attributable to R&D revenue as Sky-Watch continues to exit funded R&D programs, as well as by the impact of COVID-19 on Sky-Watch’s product sales during 2021.

Gross profit decreased from negative DKK0.1 million at the end of 2020 to negative DKK0.8 million at the end of 2021 driven by negative variances on inventory provisions, partially offset by increased margin on R&D revenue.

Expenses

Operating Expenses

Total operating expenses increased by DKK1.5 million from DKK20.4 million at the end of 2020 to DKK22.0 million at the end of 2021. The increase was mainly attributable to the COVID-19 grants Sky-Watch received in 2020 that did not recur in 2021 and increased R&D cost, offset by salary savings related to delay in rehire of open positions.

Interest Expense, Net

Net interest expense increased by DKK1.0 million from DKK3.0 million at the end of 2020 to DKK4.0 million at the end of 2021 as a result of an increase in borrowings from Dangroup.

Income Tax Benefit

The income tax benefit increased by DKK0.9 million from 2020 to 2021 as a result of an increase of DKK1.4 million in utilization of tax losses under joint taxation arrangement with Dangroup and a decrease of DKK0.5 million in research and development tax credit.

4.	Electric Air Mobility Division

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31		Period over period change
(in thousands)	2021	2020	($)	(%)

Revenue	$449	$—	$449	n.m.
Cost of Revenue	375	—	375	n.m.
Gross profit	74	—	74	n.m.
Operating expenses:
Research and development	7,092	7,328	(236)	(3%)
General and administrative	3,106	2,416	690	29%
Total operating expenses	10,198	9,744	454	5%
Loss from operations	(10,124)	(9,744)	380	4%
Interest expense	(88)	(34)	54	159%
Other income	10	—	10	n.m.
Net loss	$(10,202)	$(9,778)	$424	4%

190

n.m. = not meaningful.

Revenue

Jaunt generated no revenue in 2020. 2021 revenue of $0.45 million was generated from three USAF STTR contracts.

Cost of Revenue

Cost of revenue increased by $0.38 million for the year ended December 31, 2021 due to securing three STTR contracts in 2021 versus no revenue and contract expense in 2020.

Expenses

Research and Development Expense

Jaunt’s R&D costs were $7.09 million for the year ended December 31, 2021, compared to $7.33 million for the year ended December 31, 2020. The $0.24 million decrease mainly reflected a net $0.18 million decrease in personnel costs due to a reduction of activity on the JTD, and a $0.05 million decrease in JTD testing materials partially offset by an increase in patent activity, a $0.05 million increase in amortization, and a $0.05 million decrease in the use of consultants.

General and Administrative Expense

General and administrative expenses were $3.11 million for the year ended December 31, 2021, compared to $2.42 million for the year ended December 31, 2020. The $0.69 million increase was primarily due to an increase in equity-based compensation expense partially offset by a decrease in personnel costs.

Interest Expense, Net

Interest expense, net was $88,000 for the year ended December 31, 2021, in comparison to $34,000 for the year ended December 31, 2020. The interest expense is primarily due to interest associated with Jaunt’s convertible notes, and the increase in interest expense is due to greater number of convertible notes issued in 2021.

Income Tax Expense

Jaunt did not incur income tax expense for the years ended December 31, 2021 or 2020 due to Jaunt’s net losses.

Other Income

For the year ended December 31, 2020, other income was zero.

For the year ended December 31, 2021, other income was $10,000. This income was generated by Jaunt’s receipt of a Targeted Economic Injury Disaster Loan Advance under the Economic Aid to Hard-Hit Small Businesses, Non-Profits and Venues Act. Jaunt is not required to repay the advance.

191

Liquidity and Capital Resources

As of December 31, 2021, AIRO had minimal cash and no debt or other liabilities other than with respect to accounts payable and accrued expenses.

As of September 30, 2022, AIRO had unrestricted cash of $1.3 million. AIRO has promissory notes with a contractual value of $77.0 million resulting from the acquisitions, of which $17.5 million was recognized as a liability at fair value and $59.5 million that was contingent upon the effective date of the IPO or SPAC transaction.

Over the next twelve months, AIRO will finance its operations with subsidiary revenues, subsidiary financing of operations, short-term debt financing, an equity raise and the proceeds from the Business Combination. Additionally, pursuant to the terms of their acquisition agreements, AIRO’s subsidiaries are obligated to provide financing as necessary for their operations. AIRO also has a successful track record of obtaining short-term financing and is currently in the process of securing debt financing of $3 million. Debt at the subsidiary level will be refinanced and consolidated as Company debt. Finally, AIRO is pursuing an interim private equity raise of $50 million.

Pending the closing of the Business Combination, AIRO will continue to operate with nominal cash flow, as it has historically. Longer term, AIRO forecasts that, in order to pursue its growth strategies and business objectives, it will need approximately $60 million through the end of 2023 to finance its operations. AIRO does not anticipate changes in its priorities as a result of additional cash flow provided by the Business Combination. However, if AIRO is unable to obtain a sufficient amount of financing to support all of its operations, AIRO will prioritize deploying resources to the businesses that generate the most revenue and have the potential for the greatest long-term growth. Specifically, AIRO will focus on CDI, Aspen and Sky-Watch for short-term revenue production and Jaunt as the driver of long-term growth.

Net Cash Provided by (Used in) Operating Activities

For the years ended December 31, 2021 and 2020, net cash provided by operating activities was zero which consisted of AIRO’s net loss of $0.8 million and $0.9 million, respectively, resulting from general and administrative costs associated with pursuing AIRO’s strategy to create the four lines of business through roll-up mergers, offset by an increase in liabilities since all costs were an accounts payable or accrued expense at period end.

Net cash used in operations for the nine months ended September 30, 2022 of $3.4 million was primarily due to a net loss of $6.6 million increased by total non-cash adjustments of $1.7 million, partially offset the net change in operating assets and liabilities of $4.9 million. The non-cash adjustments consisted primarily of a change in deferred tax accounts of $10.2 million, a decrease in the preferred stock warrant liability of $2.0 million, a decrease in the fair value of the contingent consideration liability of $2.0 million partially offset depreciation and amortization of $6.6 million, non-cash interest of $2.1 million, and increase in the fair value of the subordinated convertible notes end-of-term payments liability of $1.4 million and stock-based compensation of $0.9 million. The net change in operating assets and liabilities primarily consisted of a decrease in inventory of $2.5 million, an increase in accounts payable, accrued expenses and other long-term liabilities of $2.2 million and an increase in deferred compensation of $1.1 million, partially offset by a decrease in deferred revenue of $1.6 million.

Net cash used in operations for the nine months ended September 30, 2021 of $0.1 million was primarily due to a net loss of $14.9 million, partially offset by total non-cash adjustments of $13.9 million and the net change in operating assets and liabilities of $0.8 million. The non-cash adjustments consisted primarily of a increase in the fair value of the contingent consideration liability of $6.9 million, an increase in the preferred stock warrant liability of $3.2 million, an increase in the fair value of the subordinated convertible notes end-of-term payments liability of $6.9 million, non-cash interest of $2.4 million and depreciation and amortization of $0.8 million, partially offset by a gain on forgiveness of the PPP loan of $0.7 million. The net change in operating assets and liabilities primarily consisted of a decrease in accounts receivable of $0.6 million, an increase in accounts payable, accrued expenses and other long-term liabilities of $0.2 million and a decrease in inventory of $0.1 million, partially offset by a decrease in related party payables of $0.1 million.

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Net Cash Provided by (Used in) Investing Activities

For the years ended December 31, 2021 and 2020 there was no net cash provided by or used in investing activities.

For the nine months ended September 30, 2022, there was $1.0 million of cash provided by investing activities due primarily to the cash acquired in acquisitions of the Acquired Companies.

Cash flows from investing activities for the nine months ended September 30, 2021 were negligible.

Net Cash Provided by (Used in) Financing Activities

For the years ended December 31, 2021 and 2020 there was no significant net cash from or used in financing activities.

For the nine months ended September 30, 2022, cash flows provided by financing activities were $3.9 million primarily from net borrowings.

Cash flows from financing activities for the nine months ended September 30, 2021 were due to proceeds from borrowings partially offset by net repayments on the line of credit.

After September 30, 2022, AIRO raised approximately $1.0 million through borrowings, as discussed in the “Bridge Financing” section above. If cash on hand or the capital resources available to AIRO’s subsidiaries are insufficient, AIRO may need to obtain additional financing in order to meet its obligations.

Off-Balance Sheet Arrangements

As of September 30, 2022 and December 31, 2021, AIRO has not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets. AIRO does not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. AIRO has promissory notes with a contractual value of $77.0 million resulting from the acquisitions, of which $17.5 million was recognized as a liability at fair value and $59.5 million that was contingent upon the effective date of the IPO or SPAC transaction.

Other Commitments

As of December 31, 2021, AIRO did not have any long-term debt, capital lease obligations, operating lease obligations or other long-term liabilities.

As discussed further in Note 4 to AIRO’s unaudited condensed consolidated financial statements, as of September 30, 2022 AIRO’s subsidiaries Aspen, CDI and Sky-Watch have debt obligations in the form of revolving lines of credit and term debt. Additionally, as of September 30, 2022, AIRO issued bridge financing notes aggregating to $2.9 million. AIRO’s reported debt balances as of September 30, 2022 included revolving lines of credit of $1.5 million, related party borrowings of $2.5 million, current maturities of debt of $4.8 million, and long-term debt of $19.3 million. The current maturities of debt consisted of $2.2 million of term notes, $0.1 million for the Danish tax agency loans, $0.2 million of financed insurance premiums, and $2.3 million of bridge financing promissory notes.

Effective April 1, 2022, Aspen and KippsDeSanto & Co. (“KDC”) entered into an amendment (the “KDC Amendment”) to the parties’ prior engagement letter dated August 7, 2018 (the “KDC Agreement”), pursuant to which Aspen engaged KDC to provide financial advisory services in connection with AIRO’s potential acquisition of Aspen. Pursuant to the terms of the KDC Amendment, upon the closing of the Business Combination, Aspen is obligated to cause a one-time, final payment of $1,000,000 to be made to KDC in satisfaction of Aspen’s obligations under the KDC Agreement.

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KDC is a wholly owned non-bank subsidiary of Capital One, N.A. (“CONA”) , which is itself a wholly owned subsidiary of Capital One Financial Corporation (“COFC”). Capital One Securities, Inc. (“COS”) is also a wholly owned non-bank subsidiary of COFC and an affiliate of CONA. Both KDC and COS are members of FINRA and Securities Investor Protection Corporation.

As of September 30, 2022, Aspen has operating lease liabilities with payments totaling $0.9 million through 2025. These liabilities relate to leases for offices and hanger space in Albuquerque, New Mexico, offices in Phoenix, Arizona, and leases for two single piston engine aircraft used primarily to demonstrate Aspen’s flight equipment.

Aspen currently has a line of credit with Pathward, a Division of Metabank, with a maximum advance limit of $2,500,000 at a variable interest rate of 9% or prime plus 4.25% and the balance outstanding as of September 30, 2022 was $0.9 million. This amount varies and is collateralized by essentially all assets of Aspen.

On March 31, 2022, immediately prior to the effective date of the merger with AIRO, Aspen executed a Plan of Restructuring (the “Restructuring”) pursuant to which its outstanding convertible notes were modified so that the note holders would receive a fixed cash payment at the closing of the Business Combination equal to the principal, end-of-term payments and outstanding interest accrued. After the Restructuring, Aspen had $19,440,520 of gross debt remaining. As of September 30, 2022, the net debt outstanding under these notes was $18.8 million. The amount owed is fixed and does not incur any interest after the Restructuring. All other debt that existed prior to the Restructuring was converted to equity on March 31, 2022.

Aspen has a Commercialization Agreement with Centro Italiano Richerche Aerospaziali S.c.p.A (“CIRA”), a former shareholder of Aspen, whereby CIRA licensed certain technology to Aspen. As consideration for the license, CIRA will receive a royalty based on each unit sold by Aspen. In March 2020, Aspen entered into an agreement with CIRA to settle unpaid royalty amounts due under a development agreement. Aspen owed $0.5 million to CIRA as of September 30, 2022 and this will be paid off promptly following the effective date of the Business Combination.

CDI is a party to operating leases primarily for land, buildings (office space), equipment, and hangars used for storage, maintenance, and repair. These leases are either month-to-month or year-to-year. Ongoing lease commitments with nominal rate increases are expected, subject to additional hangar leases at sites where future task orders may be won and additional camera and aircraft leases to meet the needs of expected revenue growth.

CDI is also borrower under certain notes and lines of credit as more fully described in Note 4 to the unaudited condensed consolidated financial statements. Pursuant to such borrowings, as of September 30, 2022 future principal payments total $2.9 million, of which $2.4 million are due between 2022 to 2023 and payments aggregating $0.5 million being due between 2027 through May 2050.

Sky-Watch has non-cancelable operating lease commitments amounting to $0.1 million. These relate to rent commitments for office and production facilities and car/van lease commitments.

Sky-Watch is party to a Credit Facility Agreement with Dangroup ApS, a stockholder of AIRO, for a revolving line of credit of up to DKK 33,000,000. Interest is fixed at 12% per annum. The outstanding balance due on this credit facility was $0.9 million as of September 30, 2022. Principal and interest are due at the earlier of the Business Combination or June 30, 2023.

Related to the Merger Transactions

Contingent consideration of $21.0 million results from contingent obligations recorded at fair value of $17.5 million and $3.5 million from the Jaunt and Sky-Watch acquisitions, respectively.

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The contingent obligation related to Jaunt originated from acquisition of certain patents, licenses, and other intellectual property payable in an amount up to $50 million based on 10% of any cash receipts of Jaunt, of which $49.6 million in future payments remained as of September 30, 2022. Upon the completion of the IPO, the contingent consideration will be replaced by promissory notes, the first of which will be for $23 million due one day after the closing of AIRO’s IPO and the second will be for the remaining portion of the contingent consideration at the closing of AIRO’s IPO date that will be paid over three years subsequent to the closing of AIRO’s IPO.

The contingent obligation related to Sky-Watch is in the form of an earnout. The earnout is payable up to $6.5 million, of which up to a maximum of $3.0 million is payable on a dollar for dollar basis on revenue earned within the first two year anniversary of the acquisition and $3.5 million will become due and payable if and only if Sky-Watch earns a minimum of $13.845 million in revenue during the period from the acquisition date through June 2024. During the nine months ended September 30, 2022, AIRO determined that the first tranche of the earnout was fully earned and will be paid in 2023.

In addition to the obligations reported at fair value on the consolidated balance sheet, there are contingent obligations due in the form of promissory notes issued as consideration to former owners of the Acquired Companies payable within five (5) business days after the public trading of AIRO’s common stock begins. Because of the uncertainty of these events, the payment of these promissory notes was deemed not probable as of the acquisition dates and as of September 30, 2022. As a result, the promissory notes were not included in the determination of the consideration paid on the respective acquisition dates. The total amount of the contingent promissory notes is $27.4 million consisting of $2.1 million, $2.32 million, and $12.9 million and $10.1 million for AIRO Drone, Agile, Sky-Watch, and CDI, respectively.

Related to the Acquired Companies

Deferred compensation of $7.2 million represents an arrangement with various employees that allow for a portion of compensation to various employees in the Electric Air Mobility line of business to be deferred and paid upon a single outside investment of no less than $25 million. AIRO does not expect the deferred salary arrangements will be paid out in the next 12 months.

Sky-Watch received interest free loans from the Danish Tax Agency with an outstanding balance of $0.1 million as of September 30, 2022, which is included in current maturities of debt.

AIRO has operating leases recognized in operating lease right-of-use assets with a carrying value of $1.1 million. The operating leases have a remaining aggregate lease liability of $1.1 million of which $0.6 million was a non-current obligation.

Critical Accounting Policies and Estimates

AIRO’s management’s discussion and analysis of its financial condition and results of operations is based on its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period.

On an ongoing basis, management evaluates its estimates. AIRO bases its estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

Revenue Recognition

AIRO’s revenues are derived from various sources: (i) avionics products consisting primarily of hardware with embedded firmware sold to an authorized dealer network and avionics and global navigation satellite system technologies (“GNSS”) products sold to original equipment manufacturers (“OEMs”), (ii) R&D projects, (iii) sales-based royalties related to GNSS technology licensed to OEMs, (iv) consultation and training services related to aerial integration and close air support providing the latest tactics, technique, and procedures (“TTP”) to incorporate contract close air support/intelligence surveillance reconnaissance (“CCAS/ISR”) with video downlink systems into tactical operations, (v) technology and equipment sales (vi) mini unmanned aerial systems (“MUAS” or “commercial drones”) sales, including hardware, software, training and product service, and (vii) drone services, including surveys, imaging, security, and other drone applications.

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AIRO’s revenue contracts have performance obligations that are recognized at a point in time or over time as the services are performed. The contract liabilities as of September 30, 2022 were $0.2 million, the majority of which is expected to be recognized as revenue in 2022. AIRO had no contract assets as of September 30, 2022 or 2021. AIRO’s contracts do not have a significant financing component.

Revenue is recognized when, or as, AIRO satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration it expects to receive. AIRO applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. AIRO accounts for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectability of the contract consideration is probable.

Business Combination

AIRO records business combinations using the acquisition method of accounting. Under the acquisition method of accounting, identifiable assets acquired, and liabilities assumed are recorded at their acquisition date fair values. The excess of the purchase price over the estimated fair value is recorded as goodwill. Changes in estimated fair values of net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will adjust the amount of the purchase price allocable to goodwill. Measurement period adjustments are reflected in the period in which they occur.

The fair value of acquired intangible assets, primarily related to developed technology, tradenames, and customer relationships, were estimated by applying an income approach. That measure is based on significant Level 3 inputs not observable in the market. Key assumptions developed based on AIRO’s future projections and comparable market data include future cash flows, long-term growth rates, and discount rates.

Contingent consideration payable in cash arising from business combinations is recorded as a liability upon acquisition and measured at fair value each subsequent reporting period. Changes in fair value are recorded in the consolidated statements of operations. Determining the fair value of contingent consideration requires AIRO to make assumptions and judgments. AIRO estimates the fair value of contingent consideration using discounted cash flow models and monte carlo analysis. These estimates involve inherent uncertainties and if different assumptions had been used, the fair value of contingent consideration could have been materially different from the amounts recorded.

As of September 30, 2022, AIRO’s total liability related to contingent consideration was $21.0 million, with payments occurring on an on-going basis.

Impairment of Long-Lived Assets and Assets Held for Sale

AIRO reviews long-lived assets, which primarily include property and equipment and intangible assets with definite useful lives, for impairment whenever in management’s judgment events or changes in circumstances indicate that a decline in the recoverability of the carrying value of the assets may have occurred. An impairment loss is recognized in operating results when projected discounted cash flows are less than the assets’ carrying value. An impairment loss adjusts the carrying value to the asset’s fair value. Management is required to use judgments and assumptions for estimates of future cash flows and an asset’s fair value. If impairment is identified for long-lived assets to be held and used, the fair value is compared to the carrying value of the group of assets and an impairment charge is recorded for the excess of the carrying value over the fair value. For long-lived assets that are classified as assets held for sale, AIRO recognizes impairment charges for the excess of the carrying value plus estimated costs of disposal over the estimated fair value.

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Fair value represents the estimated price between market participants to sell an asset in the principal or most advantageous market for the asset, based on assumptions a market participant would make. When warranted, management assesses the fair value of long-lived assets using commonly accepted techniques and may use more than one source in making such assessments. Sources used to determine fair value include, but are not limited to, recent third-party comparable sales, internally developed discounted cash flow analyses and analyses from outside advisors. Significant changes, such as changes in contract rates or terms, the condition of an asset, or management’s intent to utilize the asset, generally require management to reassess the cash flows related to long lived assets. A reduction of carrying value of fixed assets represents a Level 3 fair value measure.

For the year ended December 31, 2021, AIRO determined that no impairment of long-lived assets existed, and accordingly, no adjustments to the carrying amounts of its long-lived assets had been made. For the nine months ended September 30, 2022 $0.2 million of costs related to patents that were abandoned were charged to expense.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. AIRO reviews goodwill for impairment at the reporting unit level annually as of October 1 or whenever events and changes in circumstances indicate that the carrying amount may exceed its fair value. When performing the annual impairment test, AIRO uses a qualitative assessment to determine if any facts or circumstances during the period could require a quantitative analysis. When performing a qualitative assessment, AIRO considers factors including, but not limited to, current macroeconomic conditions, industry and market conditions, cost factors, financial performance, and other events relevant to the entity or reporting unit under evaluation to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, AIRO performs a quantitative impairment analysis for goodwill. The quantitative analysis requires a comparison of fair value of the reporting unit to its carrying value, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

As of September 30, 2022, the carrying value of goodwill was $115.2 million. AIRO determined that no triggering events occurred during the nine months ended September 30, 2022 that would indicate that goodwill was impaired. AIRO believes the factors considered in the impairment analysis are reasonable, however, significant changes in any one of its assumptions could produce a different result and result in impairment charges that could be material to its consolidated financial statements.

Intangible Assets

AIRO evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the net book value may not be recoverable. AIRO’s intangible assets with definite useful lives include customer contracts and non-compete agreements, and the amounts are presented as its cost basis. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of AIRO’s use of the acquired assets or the strategy for its overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, AIRO makes an assessment of the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the asset over the remaining amortization period, AIRO would be required to reduce the net book value of the related intangible asset to fair value and may adjust the remaining amortization period.

The carrying value of AIRO’s intangible assets was $111.6 million as of September 30, 2022 and AIRO recorded $5.9 million and $0.8 million of amortization expense attributable to intangible assets for the nine months ended September 30, 2022 and 2021, respectively.

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Equity-based Compensation

AIRO accounts for equity-based compensation at fair value. The options issued can be service based awards or a combination of service and performance-based awards.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of a number of complex assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends of the option. The expected volatility assumption used in the Black-Scholes option pricing model are based on estimates derived from both historical and implied volatility from a group of comparable public companies operating in the same or similar lines of businesses as AIRO. The expected term of employee options represents the weighted-average period the options are expected to remain outstanding and was derived using the simplified method for awards that qualify as its “plain-vanilla” options. All awards that are outstanding are qualified for “plain-vanilla” options. The risk-free rate is based on the United States Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option. As AIRO has never paid cash dividends and have no present intention to pay cash dividends the dividend yield is set to zero.

AIRO expenses the fair value of its options to employees and non-employees on a straight-line basis over the associated service period, which is generally the vesting period. AIRO accounts for forfeitures as they occur instead of estimating forfeitures at the time of grant. Ultimately, the actual expense recognized over the vesting period will be for only those options that vest.

The fair value of the stock options issued in the acquisition of Jaunt was estimated using various assumptions including expected volatility based on historical volatility of a peer group of aviation and defense contracting entities. The estimated fully vested fair value of the stock options was $9.1 million as of acquisition date of Jaunt on March 10, 2022. Aspen had administered the 2018 Stock Option Plan during 2021 and through the merger with AIRO upon which the 2018 Stock Plan was terminated and the options outstanding on that date were cancelled.

Due to not having sufficient historical volatility, AIRO uses the historical volatilities of publicly traded companies that are similar to it in business markets and customers served. AIRO will continue to use this peer group of companies unless a situation arises within the group that would require evaluation of which publicly traded companies are included or once sufficient data is available to use AIRO’s own historical volatility. In addition, for stock options where vesting is dependent upon achieving certain operating performance goals, AIRO estimates the likelihood of achieving the performance goals. For goals dependent upon a change in control, AIRO will not recognize any expense until the event occurs. Differences between actual results and these estimates could have a material effect on the consolidated financial results.

AIRO recorded $0.9 million and negligible equity-based compensation expense for the nine months ended September 30, 2022 and 2021, respectively. AIRO uses judgment in evaluating the factors used in the Black-Scholes option pricing models. As a result, if factors change, AIRO’s equity-based compensation expense could be significantly different on stock options granted in the future.

In May 2022, AIRO granted restricted stock awards for 431,818 shares of common stock with performance-based vesting criteria. The recognition of vesting on the restricted stock awards can vary by reporting period as the recognition of vesting expense is based on the probable outcome of the performance threshold condition and the cumulative progress to those performance conditions. AIRO reassesses at each reporting date whether the achievement of the performance threshold condition is probable and accrues compensation expense if and when achievement of the performance threshold condition is probable and the expected achievement and vesting date for the performance tranche. Through the cumulative period ended on September 30, 2022, AIRO had determined that the achievement of the performance conditions was not probable and had not recognized any compensation expense.

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Given the absence of a public trading market for AIRO’s common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately Held Company Equity Securities Issued as Compensation, AIRO’s board of directors along with management exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of AIRO’s common stock, including:

●	the prices at which AIRO or other holders sold its common and convertible preferred stock to outside investors in arms-length transactions;

●	contemporaneous valuations performed by an unrelated third-party valuation firm;

●	AIRO’s operating and financial performance;

●	the lack of marketability of AIRO’s common stock;

●	the valuation of comparable companies;

●	the industry outlook;

●	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the company given prevailing market conditions; and

●	the U.S. and global economic and capital market conditions and outlook.

AIRO determines the fair value of its common stock using the most observable inputs available to it, including income approaches as well as recent sales of its stock. The income approach estimates the value of AIRO’s business based on the future cash flows AIRO expects to generate discounted to their present value using an appropriate discount rate to reflect the risk of achieving the expected cash flows.

Following the effectiveness of the registration statement of which this prospectus forms a part, the fair value of our common stock will be based on the closing price as reported on the date of grant on the Nasdaq.

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EXECUTIVE COMPENSATION

Kernel

None of Kernel’s officers has received any cash compensation for services rendered to us. Commencing on the date of the IPO, we agreed to pay the Sponsor, a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Business Combination or our liquidation, Kernel will cease paying these monthly fees. No compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by Kernel to our Sponsor, officers or directors or any affiliate of our sponsor, officers or directors, prior to, or in connection with any services rendered in order to effectuate, the consummation of the Business Combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Kernel’s audit committee reviews on a quarterly basis all payments that were made to Kernel’s Sponsor, officers or directors or our or their affiliates. Any such payments prior to the Business Combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such payments, Kernel does not have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with identifying and consummating the Business Combination.

After the completion of the Business Combination, none of the directors or members of our management team who remain with ParentCo will be paid consulting or management fees from ParentCo. Any compensation to be paid to ParentCo officers will be determined, or recommended to the ParentCo Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the ParentCo Board.

Kernel has not taken any action to ensure that members of its management team maintain their positions with ParentCo after the consummation of the Business Combination, except that [●] and [●] will serve as directors of ParentCo and be compensated in the same manner as all other directors of ParentCo. We do not believe that the ability of our management to remain with ParentCo after the consummation of the Business Combination will be a determining factor in our decision to proceed with the Business Combination. Kernel is not party to any agreements with its officers and directors that provide for benefits upon termination of employment.

AIRO

Overview

The following discussion contains forward-looking statements that are based on AIRO’s current plans and expectations regarding its future compensation programs. The actual amount and form of compensation that AIRO pays and the compensation policies and practices that it adopts in the future may differ materially from the currently planned programs that are summarized in this discussion.

AIRO is an “emerging growth company” within the meaning of the Securities Act and has elected to comply with the reduced compensation disclosure requirements available to such emerging growth companies. In accordance with such requirements, AIRO’s reporting obligations regarding executive compensation extend only to its named executive officers (“NEOs”) meaning its principal executive officer and next two highly compensated executive officers in respect of their service to AIRO or its subsidiaries at the end of the last completed fiscal year. AIRO’s NEOs shall become the NEOs of ParentCo as a result of the Business Combination. AIRO’s NEOs and their positions are:

●	Joseph D. Burns, Chief Executive Officer;

●	John Uczekaj, President and Chief Operating Officer; and

●	[●], Chief Financial Officer.

In 2021, Joseph D. Burns became AIRO’s Chief Executive Officer. In 2022, John Uczekaj became its President and Chief Operating Officer. In 2023, [●] became its Chief Financial Officer. No arrangements for compensation to be paid to AIRO’s NEOs were made prior to 2023. Accordingly, AIRO has no compensation information to report in the summary table below.

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2022 Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for the years ended December 31, 2022 and 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

Joseph D. Burns Chief Executive Officer	2022 2021	0 0	0 0	0 0	0 0	0 0	0 0

John Uczekaj President and Chief Operating Officer	2022 2021	0 0	0 0	0 0	0 0	0 0	0 0

[●], Chief Financial Officer	2022 2021	0 0	0 0	0 0	0 0	0 0	0 0

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth summary information regarding the outstanding equity awards held by our NEOs at December 31, 2022.

Name	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)

Joseph D. Burns	0	$0
John Uczekaj	0	$0
	0	$0

Narrative to the 2022 Summary Compensation Table

Anticipated Offer Letters and Employment Agreements. We are in the process of negotiating employment terms with our NEOs and expect to enter into offer letters and, subsequently, employment agreements with our NEOs that will take effect as of the Closing of the Business Combination.

Components of Compensation for Fiscal Year 2023

Base Salary and Bonuses. Following Closing of the Business Combination, the AIRO NEOs will receive a base salary and bonuses to compensate them for services rendered to AIRO. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salary amounts will be established based on consideration of, among other factors, the scope of the NEO’s position, responsibilities and years of service and the compensation committee’s general knowledge of the competitive market, based on, among other things, experience with other similarly situated companies and AIRO’s industry and market data reviewed by the compensation committee.

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Legacy Equity-Based Compensation. Upon the acquisition of Jaunt on March 10, 2022, AIRO assumed the Jaunt Air Mobility, LLC 2021 Option Plan (the “Jaunt Plan”). Under the Jaunt Plan, employees and consultants of Jaunt may be granted options to purchase AIRO’s Common Stock. The Jaunt Plan provides that grants of options will be made at a price no less than the estimated fair value of the AIRO Common Stock at the grant date. The total number of shares reserved for issuance under the Jaunt Plan consists of 605,236 shares of AIRO’s Common Stock. No new option grants under the Jaunt Plan are contemplated, and ParentCo will assume the Jaunt Plan at Closing of the Business Combination. The exercise price and grant amounts have been determined in accordance with the provisions of the Jaunt Plan.

2023 Equity Incentive Plan. Promptly following the Closing of the Business Combination, the ParentCo Board shall approve and adopt the 2023 Equity Incentive Plan (the “2023 Plan”), subject to approval by the Kernel stockholders. For additional information regarding the 2023 Plan, see “Shareholder Proposal No. 6: The Incentive Plan Proposal.”

Employee Stock Purchase Plan. Promptly following the Closing of the Business Combination, the ParentCo Board shall approve and adopt the Employee Stock Purchase Plan (the “ESPP”), subject to approval by the Kernel stockholders. For additional information regarding the ESPP, see “Shareholder Proposal No. 7: The Employee Stock Purchase Plan Proposal.”

Other Elements of Compensation

Retirement Plans. ParentCo intends to adopt and maintain a 401(k) retirement savings plan for its employees, including its NEOs, who satisfy certain eligibility requirements. ParentCo expects that its NEOs will be eligible to participate in the 401(k) plan on the same terms as other full-time, salaried employees. The IRC allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. ParentCo believes that providing a vehicle for tax-deferred retirement savings through a 401(k) plan adds to the overall desirability of its executive compensation package and further incentivizes its employees, including its NEOs, in accordance with its compensation policies.

Health/Welfare Plans. ParentCo intends for all of its full-time, salaried employees, including its NEOs, to be eligible to participate in its health and welfare plans, which ParentCo expects will include: (i) medical, dental, and vision benefits, and (ii) life and accidental death and dismemberment insurance.

No Tax Gross-Ups. ParentCo does not intend to make gross-up payments to cover its NEOs’ personal income taxes that may pertain to any of the compensation or benefits paid or provided by ParentCo.

Employment Agreements

AIRO does not currently have employment agreements with any of its NEOs. However, in connection with the Business Combination, ParentCo intends to enter into employment agreements with the AIRO NEOs to be effective as of the date of Closing with terms and conditions that are comparable to the employment agreements offered by companies of AIRO’s size in its industry, including standard restrictive covenants.

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DIRECTOR COMPENSATION

Kernel

During the fiscal year ended December 31, 2022, we did not provide any compensation to our directors for their services on the Kernel Board.

AIRO

Members of the AIRO Board have not historically received compensation for their services as board members. During the fiscal year ended December 31, 2022, AIRO did not provide any compensation to its directors for their services on the AIRO Board.

Non-Employee Director Compensation Policy

In connection with the Business Combination, the ParentCo Board will adopt a non-employee director compensation policy, to be effective as of the Closing. The policy is designed to enable ParentCo to attract and retain, on a long-term basis, highly qualified non-employee directors. Pursuant to this policy, each non-employee director will be eligible to receive cash retainers (which will be payable quarterly in arrears and prorated for partial years of service) and equity awards as set forth below:

Annual Retainer for ParentCo Board Membership

[$●] for general availability and participation in meeting and conference calls of the ParentCo Board

Additional Annual Retainer for Committee Membership

Audit Committee Chairperson:	$	[●]
Audit Committee member (other than Chairperson):	$	[●]
Compensation Committee Chairperson:	$	[●]
Compensation Committee member (other than Chairperson):	$	[●]
Nominating and Corporate Governance Committee Chairperson:	$	[●]
Nominating and Corporate Governance Committee member (other than Chairperson):	$	[●]
Additional Retainer for Chairperson of the Board:	$	[●]

In addition, the policy will provide that, upon initial election or appointment to the ParentCo Board, each new non-employee director will be granted a one-time grant of a non-statutory stock option to purchase [●] shares of ParentCo Common Stock (the “Director Initial Grant”)17 on the date of such director’s election or appointment to the ParentCo Board. The Director Initial Grant will vest in substantially equal quarterly installments over three years, subject to the director’s continued service as a member of the ParentCo Board through each applicable vesting date. The Director Initial Grant is subject to full acceleration vesting upon the sale of ParentCo.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed $[●] in the first calendar year such individual becomes a non-employee director and $[●] in any other calendar year.

ParentCo will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of the ParentCo Board or any committee thereof.

Employee directors will receive no additional compensation for their service as a director.

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MANAGEMENT AFTER THE BUSINESS COMBINATION

Pursuant to the Business Combination Agreement, immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing Board nine directors, including (i) seven persons designated prior to the Closing by AIRO, at least 4 of whom will be independent; and (ii) two persons designated prior to the Closing by Kernel. Initially, AIRO has designated [●], [●], and [●] as non-independent directors, and [●], [●], [●] and [●] as independent directors. Kernel has designated [●] as a non-independent director and [●] as an independent director.

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of ParentCo will be managed by or under the direction of the ParentCo Board. The Proposed ParentCo Charter provides for a ParentCo Board consisting of nine (9) directors divided into three staggered classes. Each director’s term is subject to the election and qualification of his or her successor, or his or her earlier death, disqualification, resignation or removal. Subject to any rights applicable to any then outstanding preferred stock, any vacancies on the ParentCo Board may be filled only by the affirmative vote of a majority of the directors then in office. ParentCo’s directors only may be removed for cause by the affirmative vote of the holders of at least two-thirds of ParentCo’s voting securities.

The following table sets forth the name, age and position of each of the expected directors and executive officers of ParentCo upon consummation of the Business Combination:

Name	Age	Position(s)
Executive Officers:
Joseph D. Burns	61	Chief Executive Officer, Director
John Uczekaj	64	President, Chief Operating Officer, Director
[●]	[●]	Chief Financial Officer
Employee Director:
Dr. Chirinjeev Kathuria	58	Executive Chairman, Director
Non-Employee Directors:
John M. Belcher	81	Director
Gerald L. Gitner	77	Director
William F. Owens	72	Director
Gregory D. Winfree	57	Director
[●]	[●]	Director
[●]	[●]	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Corporate Governance Committee

Biographies

Executive Officers

Captain Joseph D. Burns has served as AIRO’s Chief Executive Officer and as a member of AIRO’s board of directors since its inception. Captain Burns is a 30-year veteran of the aviation, technology, and communications industries. Most recently, Captain Burns was the CEO at Sensurion Aerospace, an unmanned systems manufacturer and technology operations firm. Prior to that, he was the Managing Director of Technology and Flight Test at United Airlines responsible for over $250 million in annual NextGen programs. Captain Burns held several positions at United Airlines, including Managing Director – Flight Standards, FAA Certificate Director of Operations, Director Flight Standards, Chief Pilot FFDO Program, Manager Automation Systems, and Pilot Instructor. Type-rated on many large jet transports, he currently flies as International Captain on the Boeing 767. His engineering and management experience also includes CEO positions at Xcelar, Inc. and Inertia Technology B.V., Chief Pilot and systems engineer for Coffeen Associates, Chief Systems Engineer for Ericsson, Inc.’s Fiber Optic Division, and Engineering Manager for Sprint Corporation (now merged with T-Mobile US, Inc.). Captain Burns currently serves on the National Space-Based Positioning, Navigation, and Timing Advisory Board and Emeritus for EMS Technologies. He is also a member of the NextGen Advisory Council Subcommittee and the Chairman Emeritus for the Airline Operations Committee and the Air Traffic Control Council of Airlines for America, formerly known as the Air Transport Association of America. Captain Burns received a Master of Business Administration in Management from the Miami University Farmer School of Business and a Bachelor of Science in Aeronautics/Aeronautical Engineering from Miami University.

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John Uczekaj, AIRO’s President and Chief Operating Officer, has over 35 years of experience in the avionics industry, starting out as an engineer at Boeing and moving into key management positions at Sperry and Honeywell. While at Honeywell, Mr. Uczekaj was made executive vice president and general manager of the Aerospace Electronics Systems division. Immediately prior to joining Aspen Avionics, Mr. Uczekaj was president and COO of The NORDAM Group. Mr. Uczekaj received the Aviation Industry Entrepreneur of the Year in 2012 from the Living Legends of Aviation and was inducted into the Living Legends of Aviation in 2013. He is a member of the Board of Directors of the General Aviation Manufacturers Association (GAMA). Mr. Uczekaj holds a Bachelor of Science in Electrical and Computer Engineering from Oregon State University and an MBA from City University, Seattle, Washington. Mr. Uczekaj is an instrument rated private pilot.

Board of Directors

Dr. Chirinjeev Kathuria has served as Executive Chairman of AIRO since its inception. Dr. Kathuria is an Indian-American investor, businessperson, and philanthropist. He is co-founder and serves on the board of directors of UpHealth, Inc. (NYSE: UPH), a digital health company. Dr. Kathuria also co-founded Ocean Biomedical, Inc. (Nasdaq: OCEA) and serves as the executive chairman of its board of directors, a position he has held since inception. Ocean Biomedical, Inc. licenses the inventions and technologies of research universities and medical centers and develops them into products that address unmet medical needs. In addition, Dr. Kathuria co-founded New Generation Power in February 2009 and American Teleradiology NightHawks, Inc. in March 2003. American Teleradiology NightHawks, Inc. merged with NightHawk Radiology Holdings, Inc. and the combined company went public on Nasdaq in October 2006. From March 1998 to March 2000, Dr. Kathuria served as a director of The X-Stream Networks Inc., an internet service provider that was sold to Liberty Surf Group S.A. and subsequently went public on the Paris Stock Exchange. Dr. Kathuria has also been involved in space exploration and, in January 1999, became the founding director of MirCorp, the first commercial company to privately launch and fund manned space programs. Dr. Kathuria ran for U.S. Senate in Illinois, becoming the first Indian-American to run for the U.S. Senate in U.S. history, in a race that included eventual winner, former President Barack Obama. Dr. Kathuria received a Bachelor of Science degree and Doctor of Medicine degree from Brown University and a Master of Business Administration degree from Stanford University.

Former Governor William F. Owens is a Senior Director at Greenberg Traurig, LLP, a US-based international law firm with 40 offices worldwide. Since April 2011, he has served on the board of Federal Signal Corporation where he is Chairman of the Corporate Governance Committee. He previously served on the boards of HighPoint Resources Corporation, Key Energy Services, and Cloud Peak Energy, as well as on the boards of a number of private companies. Mr. Owens was elected to two terms as Governor of Colorado, from 1999 to 2007, and was re-elected by the largest margin in Colorado history. Prior to his election as Governor, he served as State Treasurer of Colorado for four years where he was responsible for the management of a $4 billion portfolio. He also served for four years on the board of Colorado’s $25 billion pension fund – the Public Employees Retirement Association (PERA). From April 2013 until his resignation in February 2022 upon the Russian invasion of Ukraine, Mr. Owens served as Chairman of the Board and Chair of the Governance/Compensation Committee of the Credit Bank of Moscow, a $50 billion (assets) bank that is Russia’s sixth largest bank overall and its second largest investor-owned bank. Mr. Owens graduated from Stephen F. Austin State University with a B.S. in Political Science and earned a Master’s Degree in Public Affairs from the University of Texas, where he was awarded a two-year fellowship.

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Gerald L. Gitner is the Chairman of Global Aero Holdings, Ltd., and he sits on its Compensation Committee. He is a retired private investor and previously held positions as the Chief Financial Officer and Vice Chairman of Pan American World Airways, the Chief Executive Officer and Chairman of Trans World Airlines, and the President of Texas Air. He has also served on the boards of over 30 publicly traded and privately owned corporations, including Kitty Hawk, Inc., Avalon Group, Ltd., Factory Card Outlet, D.G. Associates, Inc., Tricom, S.A., and CIFG Holdings. He has had roles with several universities as well, including Trustee and Trustee Emeritus at Boston University, Trustee for the Rochester Institute of Technology and the American College of Management and Technology in Croatia, and member of the Chancellor’s Council of the University of Missouri – St. Louis. He has also served on the Advisory Boards for Boston University and the Simon School of Business at the University of Rochester. He graduated from Boston University College of Arts and Sciences with a B.A. in History and earned his Master of Business Administration degree from the University of Rochester.

John M. Belcher is the founder and Chief Executive Officer of JMCB Enterprise Solutions. He provides management and engineering consulting as a board member and investor in eight technology companies internationally. He previously acted as the Chief Executive Officer and Chairman of ARINC, which he built into a global operation with products and services available in over 154 countries. He was also the President and Chief Executive Officer of Hughes Aircraft of Canada and the President/Chief Executive officer of Thomson Hickling Aviation. He held several executive positions with Canada’s Federal Government, including Executive Director of Facilities, Director General of Office Automation Services and Information Systems, and Director General of Corporate Systems, Supply and Services Canada. He has over 40 years of experience in aviation, aerospace, airports, information technology, communications, and defense. He previously served as Chairman of the Canadian Advanced Technology Association and Chairman of the Advisor Board for the University of Waterloo. He also served on the board of directors for several trade associations and aerospace technology companies. He has received numerous awards and honors, including the Canadian National Transportation Award, the Maryland International Business Leadership Award, Business Leader of the Year for Annapolis and Anne Arundel County, the Louis V. Gerstner, Jr. Excellence Award, and the Anne Arundel Excellence in Leadership Award. He is a member of the Annapolis and Anne Arundel County Chamber of Commerce Business Hall of Fame. Most recently he was awarded the USA Ellis Island Medals of Honor for his contribution to aviation, aerospace, and information technology as well as his successes as an entrepreneur and community leader. He graduated from the University of Ottawa with a B.S.C. in Applied Science and earned a graduate degree in Communication Systems Engineering and Business Management from Queens University.

Gregory D. Winfree is the Agency Director of the Texas A&M Transportation Institute (TTI) the largest, most comprehensive higher education-affiliated transportation research institute in the United States. He was appointed to the position in December 2016. Prior to his appointment at TTI, he worked as the Assistant Secretary of Research and Technology for the U.S. Department of Transportation, a position to which he was appointed by former President Barack Obama. As Assistant Secretary, he was the senior executive responsible for overseeing more than 1,000 scientific, data analysis, and administrative staff members. The program offices he was responsible for included the John A. Volpe National Transportation Systems Center, the Research, Development and Technology Coordination Office, the Bureau of Transportation Statistics, the Positioning, Navigation, Timing and Spectrum Management Office, the Intelligent Transportation Systems Joint Program Office, and the Transportation Safety Institute. He has also served as legal counsel for several Fortune 500 corporations. His previous legal positions include Chief Litigation Counsel for Freeport-McMoran Copper & Gold, Director of Litigation for Wyeth Pharmaceuticals (now known as Pfizer), and Senior Litigation Counsel for Union Carbide Corporation (now known as the Dow Chemical Company). He is also proficient in technology and innovation and is credited as the inventor on certain design and utility patents. He graduated from St. John’s University with a B.S. in Communications and earned his J.D. from the Georgetown University Law Center.

For the biography of each of Kernel’s appointees to the ParentCo Board, see the section entitled “Information About Kernel — Directors and Executive Officers.”

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Director Qualification

The officers of ParentCo and the ParentCo Board following the Business Combination are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. ParentCo’s officers and directors following the Business Combination also have experience serving on boards of directors and board committees of other public companies and private companies and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, managing and investing in assets.

The Kernel Board believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members, will provide ParentCo with a diverse range of perspectives and judgment necessary to facilitate the goals of ParentCo and be good stewards of capital.

Family Relationships

There are no family relationships among any of AIRO, Kernel, or ParentCo’s current or proposed directors or executive officers.

Composition of ParentCo’s Board of Directors

The ParentCo Board will consist of nine members. In the future, the ParentCo nominating and corporate governance committee and ParentCo Board may consider a broad range of factors relating to the qualifications and background of nominees. The ParentCo nominating and corporate governance committee’s and ParentCo Board’s priority in selecting board members is to identify persons who will further the interests of stockholders through his or her established record of professional accomplishments, the ability to contribute positively to the collaborative culture among board members, knowledge of ParentCo’s business, understanding of the competitive landscape, and professional and personal experiences and expertise relevant to ParentCo’s growth strategy. Directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. The Proposed ParentCo Charter and Bylaws that will become effective immediately following the Closing of the Business Combination also provide that directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all ParentCo stockholders would be entitled to cast in an annual election of directors, and that any vacancy on the ParentCo Board, including a vacancy resulting from an enlargement of the ParentCo Board, may be filled only by vote of a majority of its directors then in office.

Director Independence

Nasdaq’s rules generally require that a majority of a listed company’s board of directors to be comprised of independent directors. In addition, such rules require that all members of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Upon the Closing, we expect ParentCo’s independent directors, as such term is defined by the applicable rules and regulations of Nasdaq, will be [●], [●], [●], [●] and [●].

Under applicable Nasdaq rules, a director will only qualify as an “independent director” if, in the opinion of the listed company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Kernel Board has determined that all members of the proposed ParentCo Board except Joseph Burns, John Uczekaj, Dr. Chirnjeev Kathuria, and [●] will be independent directors, including for purposes of the rules of Nasdaq and the SEC. In making such independence determination, the Kernel Board considered the relationships that each director will have with ParentCo and all other facts and circumstances that the Kernel Board deemed relevant in determining his or her independence, including the beneficial ownership of ParentCo capital stock by each director. In considering the independence of the directors listed above, the Kernel Board considered the association of the ParentCo directors with the holders of more than 5% of ParentCo common stock following Closing. Upon the closing of the Business Combination, we expect that the composition and functioning of the ParentCo Board and each of its committees will comply with all applicable requirements of Nasdaq and the rules and regulations of the SEC, without relying on exemptions from those rules for controlled companies. Joseph Burns, John Uczekaj and Dr. Chirinjeev Kathuria are not independent directors under these rules because they will be employed as the chief executive officer, chief operating officer and president, and executive chairman, respectively, of ParentCo.

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Staggered Board

In accordance with the terms of the Proposed ParentCo Charter and Bylaws that will become effective upon the Closing, the ParentCo Board will be divided into three staggered classes of directors and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the years 2024 for Class I directors, 2025 for Class II directors and 2026 for Class III directors.

●	Our Class I directors will be [●],[●], and [●].

●	Our Class II directors will be [●],[●], and [●].

●	Our Class III directors will be [●],[●], and [●].

The Proposed ParentCo Charter and Bylaws that will become effective immediately upon the Closing will provide that the number of directors shall be fixed from time to time by a resolution of the majority of the ParentCo Board.

The division of the ParentCo Board into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of the ParentCo Board or a change in control.

Board Leadership Structure and Board’s Role in Risk Oversight

Dr. Chirinjeev Kathuria will serve as ParentCo’s executive chairman and Joseph Burns as ParentCo’s chief executive officer, hence the roles of lead director or chairman and the chief executive officer are separated. ParentCo plans to keep these roles separated following the Closing. ParentCo believes that separating these positions allows the chief executive officer to focus on setting the overall strategic direction of ParentCo, expanding the organization to deliver on its strategy and overseeing its day-to-day business, while allowing a lead director of the ParentCo Board to lead the board of directors in its fundamental role of providing strategic advice. The ParentCo Board recognizes the time, effort and energy that the chief executive officer is required to devote to his or her position in the current business environment, as well as the commitment required to serve as lead director, particularly as the ParentCo Board’s oversight responsibilities continue to grow. While the Proposed ParetnCo Governing Documents do not require that its lead director and chief executive officer positions be separate, the Kernel Board believes that having separate positions is the appropriate leadership structure for ParentCo at this time and demonstrates its commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. ParentCo faces a number of risks, including risks relating to its financial condition, development and commercialization activities, operations, strategic direction and intellectual property as more fully discussed in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus. Management is responsible for the day-to-day management of risks ParentCo faces, while the ParentCo Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the ParentCo Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

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The role of the ParentCo Board in overseeing the management of ParentCo’s risks is conducted primarily through committees of the ParentCo Board, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management ParentCo’s major risk exposures, their potential impact on ParentCo, and the steps ParentCo takes to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full ParentCo Board during the committee reports portion of the next board meeting. This enables the ParentCo Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of ParentCo Board

Following the Closing, ParentCo will establish an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate pursuant to a charter adopted by the ParentCo Board and will be effective upon the Closing. Upon the effectiveness of the Closing, the composition and functioning of all of ParentCo committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, and with Nasdaq and SEC rules and regulations.

Audit Committee

Effective upon the Closing, [●] and [●] will serve on the audit committee, which will be chaired by [●]. The Kernel Board has determined that each member of the audit committee is “independent” for audit committee purposes as that term is defined in the rules of the SEC and the applicable Nasdaq rules, and each has sufficient knowledge in financial and auditing matters to serve on the audit committee. The Kernel Board has designated [●] as an “audit committee financial expert,” as defined under the applicable Nasdaq rules. The audit committee’s responsibilities include:

■	appointing, approving the compensation of, and assessing the independence of ParentCo’s independent registered public accounting firm;

■	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by ParentCo’s independent registered public accounting firm;

■	reviewing the overall audit plan with ParentCo’s independent registered public accounting firm and members of management responsible for preparing our financial statements;

■	reviewing and discussing with management and ParentCo’s independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by ParentCo;

■	coordinating the oversight and reviewing the adequacy of ParentCo’s internal control over financial reporting;

■	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

■	recommending based upon the audit committee’s review and discussions with management and ParentCo’s independent registered public accounting firm whether ParentCo’s audited financial statements shall be included in our Annual Report on Form 10-K;

■	monitoring the integrity of ParentCo’s financial statements and ParentCo’s compliance with legal and regulatory requirements as they relate to its financial statements and accounting matters;

■	preparing the audit committee report required by SEC rules to be included in ParentCo’s annual proxy statement;

■	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

■	reviewing quarterly earnings releases.

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Compensation Committee

Effective upon the Closing, [●], [●] and [●] will serve on the compensation committee, which will be chaired by [●]. The Kernel Board has determined that each member of the compensation committee is “independent” as defined in the applicable Nasdaq rules. The compensation committee’s responsibilities include:

■	annually reviewing and recommending to the ParentCo Board the corporate goals and objectives relevant to the compensation of ParentCo’s principal executive officer;

■	evaluating the performance of ParentCo’s principal executive officer in light of such corporate goals and objectives and based on such evaluation: (i) determining cash compensation of ParentCo’s principal executive officer; and (ii) reviewing and approving grants and awards to ParentCo’s principal executive officer under equity-based plans;

■	reviewing and approving or recommending to the ParentCo Board the compensation of ParentCo’s other executive officers;

■	reviewing and establishing ParentCo’s overall management compensation philosophy and policy;

■	overseeing and administering ParentCo’s compensation and similar plans;

■	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

■	reviewing and approving ParentCo’s policies and procedures for the grant of equity-based awards;

■	reviewing and recommending to the ParentCo Board the compensation of ParentCo’s directors;

■	preparing the compensation committee report required by SEC rules, if and when required, to be included in ParentCo’s annual proxy statement; and

■	reviewing and approving the retention, termination or compensation of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and Corporate Governance Committee

Effective upon the Closing, [●] and [●] will serve on the nominating and corporate governance committee, which will be chaired by [●]. The Kernel Board has determined that each member of the nominating and corporate governance committee is “independent” as defined in the applicable Nasdaq rules. The nominating and corporate governance committee’s responsibilities include:

■	developing and recommending to the ParentCo Board criteria for board and committee membership;

■	establishing procedures for identifying and evaluating ParentCo Board candidates, including nominees recommended by stockholders;

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■	reviewing the composition of the ParentCo Board to ensure that it is composed of members containing the appropriate skills and expertise to advise ParentCo;

■	identifying individuals qualified to become members of the ParentCo Board;

■	recommending to the ParentCo Board the persons to be nominated for election as directors and to each of the board’s committees;

■	developing and recommending to the ParentCo Board a code of business conduct and ethics and a set of corporate governance guidelines; and

■	overseeing the evaluation of the ParentCo Board and ParentCo management.

The ParentCo Board may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of the proposed ParentCo compensation committee has at any time during the prior three years been one of the officers or employees of AIRO or Kernel. None of AIRO or Kernel’s executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the ParentCo Board or compensation committee.

Corporate Governance

We intend to adopt a written code of business conduct and ethics, effective upon the Closing, that applies to ParentCo’s directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the Closing, a current copy of the code will be posted on the investor relations section of ParentCo’s website, which is located at https://[●]. The inclusion of the website address in this proxy statement/prospectus does not incorporate by reference the information on or accessible through the website into this proxy statement/prospectus. If ParentCo makes any substantive amendments to, or grants any waivers from, the code of business conduct and ethics for any officer or director, it will disclose the nature of such amendment or waiver on its website or in a current report on Form 8-K.

Limitation on Liability and Indemnification Matters

The Proposed ParentCo Charter, which will become effective upon the Closing, will contain provisions that limit the liability of ParentCo’s directors and officers for monetary damages to the fullest extent permitted by Delaware law. Consequently, ParentCo’s directors and officers will not be personally liable to ParentCo or its stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:

●	any breach of the director’s or officer’s duty of loyalty to ParentCo or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law;

●	any transaction from which the director derived an improper personal benefit; or

●	in the case of officers, any action by or in the right of ParentCo.

Each of the Proposed ParentCo Charter and Bylaws, which will become upon the Closing, will provide that ParentCo is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. The ParentCo Bylaws will also obligate ParentCo to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit ParentCo to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether ParentCo would otherwise be permitted to indemnify him or her under Delaware law. ParentCo will enter and expects to continue to enter into agreements to indemnify ParentCo’s directors, executive officers and other employees as determined by the ParentCo Board. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these certificate of incorporation and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. ParentCo also maintains directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in the Proposed ParentCo Charter and Bylaws may discourage stockholders from bringing a lawsuit against ParentCo’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against ParentCo’s directors and officers, even though an action, if successful, might benefit ParentCo and its stockholders. Further, a stockholder’s investment may be adversely affected to the extent that ParentCo pays the costs of settlement and damage.

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DESCRIPTION OF KERNEL’S and Parentco’s SECURITIES

Description of Kernel Capital Stock Prior to the Business Combination

General

Kernel is authorized to issue 551,000,000 shares, consisting of 500,000,000 Class A Ordinary Shares, par value $0.0001 per share, 50,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share. As of the Record Date, [●] Class A Ordinary Shares are outstanding, held by shareholders of record and [●] Class B Ordinary Shares are outstanding, [held by one shareholder of record], and no preference shares are outstanding.

Units

Each Unit consists of one Class A Ordinary Share and one half of one Warrant. Each Warrant entitles the holder to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as described in this proxy statement/prospectus.

Ordinary Shares

Kernel’s shareholders of record are entitled to one vote for each Ordinary Share held on all matters to be voted on by shareholders. In connection with any vote held to approve an initial business combination, the Sponsor, as well as Kernel’s directors and officers, have agreed to vote their respective Founder Shares and any other Ordinary Shares held by them in favor of the business combination.

Kernel will proceed with a business combination only if Kernel has net tangible assets of at least $5,000,001 upon the completion of such business combination and a majority of the shares voted are voted in favor of the business combination. At least five days’ notice must be given for each Shareholders Meeting (although Kernel will provide whatever minimum number of days are required under Federal securities laws). Shareholders may vote at meetings in person or by proxy.

Only holders of Kernel’s Class B Ordinary Shares are eligible to vote for the election of directors. Directors may only be elected by an ordinary resolution of the holders a majority of the Class B Ordinary Shares that are present and vote at a meeting.

Pursuant to Kernel’s governing documents, if Kernel does not complete a business combination by August 5, 2023, it will trigger Kernel’s automatic winding up, dissolution and liquidation, unless Kernel submits and its shareholders approve an extension. The Sponsor and the directors and officers of Kernel have agreed to waive their rights to share in any distribution from the Trust Account with respect to their Founder Shares upon Kernel’s winding up, dissolution and liquidation.

Kernel’s shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares, except that Public Shareholders have the right to have their shares redeemed for cash if they vote on the Business Combination, properly demand Redemption of their shares as described in this proxy statement/prospectus and the Business Combination is completed. Public Shareholders who redeem their shares still have the right to exercise the Warrants that they received as part of the Units.

For additional information with respect to the Redemption Rights of Kernel’s shareholders, see the section entitled “Questions and Answers — Q. Do I have Redemption Rights?”

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Preference Shares

The Memorandum and Articles of Association authorizes the issuance of 1,000,000 preference shares, with such designation, rights and preferences as may be determined from time to time by the Kernel Board. Accordingly, the Kernel Board is empowered, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of shares. However, the underwriting agreement for Kernel’s IPO prohibits it, prior to a business combination, from issuing preference shares which participate in any manner in the proceeds of the Trust Account, or which vote as a class with the Ordinary Shares on a business combination. Kernel may issue some or all of the preference shares to effect a business combination, but is not issuing any preference shares in connection with the Business Combination. In addition, the preference shares could be utilized as a method of discouraging, delaying or preventing a change in control of Kernel. Although Kernel does not currently intend to issue any preference shares, it cannot assure you that it will not do so in the future.

Warrants

As of the Record Date, [●] Warrants were outstanding, including [●] Public Warrants and [●] Private Placement Warrants. Each Public Warrant entitles the registered holder to purchase one Class A Ordinary Share at a price of $11.50 per full share, subject to adjustment as discussed below, at any time commencing upon the later of 12 months from the closing of the IPO or 30 days after the completion of a business combination. Pursuant to the Warrant Agreement, a Public Warrant Holder may exercise its Warrants only for a whole number of shares. This means that only an even number of Warrants may be exercised at any given time by a Public Warrant Holder. However, except as set forth below, no Public Warrants will be exercisable for cash unless Kernel has an effective and current registration statement covering the Class A Ordinary Shares issuable upon exercise of the Warrants and a current prospectus relating to such Ordinary Shares. Notwithstanding the foregoing, if a registration statement covering the Kernel’s Class A Ordinary Shares issuable upon exercise of the Public Warrants is not effective within 60 business days from the completion of the initial business combination, Public Warrant Holders may, until such time as there is an effective registration statement and during any period when Kernel will have failed to maintain an effective registration statement, exercise Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Warrants on a cashless basis. The Public Warrants will expire at 5:00 p.m., New York City time on the earlier to occur of: (i) five years from the completion of an initial business combination, (ii) the liquidation of Kernel, if Kernel fails to complete a business combination, or (iii) the redemption date as fixed by Kernel pursuant to the Warrant Agreement, if Kernel elects to redeem all Warrants.

The Private Placement Warrants are identical to the Public Warrants except that the Private Placement Warrants (including the Ordinary Shares issuable upon exercise of the Private Placement Warrants) will (i) not be transferable, assignable or salable until 30 days after the completion of Kernel’s initial business combination, (ii) be exercisable for cash (even if a registration statement covering the Kernel’s Ordinary Shares issuable upon exercise of such Warrants is not effective) or on a cashless basis, at the holder’s option, and (iii) not be redeemable by Kernel, in each case so long as they are still held by the initial purchasers or their respective affiliates.

Kernel may call the Warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per Warrant:

●	at any time while the Warrants are exercisable,

●	upon not less than 30 days’ prior written notice of redemption to each Public Warrant Holder,

●	if and only if, the reported last sale price of the shares of the Kernel’s Class A Ordinary Shares equals or exceeds $18.00 per share, for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to Public Warrant Holders, and

●	if and only if, there is a current registration statement in effect with respect to Kernel’s Class A Ordinary Shares underlying such Warrants at the redemption date and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

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The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such Warrant.

The redemption criteria for the Warrants have been established at a price which is intended to provide Public Warrant Holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of a redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants.

If Kernel (or after the business combination, ParentCo) calls the Warrants for redemption as described above, its management will have the option to require all holders that wish to exercise Warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the Warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” will mean the average reported last sale price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. Whether Kernel will exercise its option to require all holders to exercise their Warrants on a “cashless basis” will depend on a variety of factors including the price of the Class A Ordinary Shares at the time the Warrants are called for redemption, Kernel’s cash needs at such time and concerns regarding dilutive share issuances.

The Warrants are issued under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent and Kernel. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding Public Warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of Class A Ordinary Shares issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or Kernel’s recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of Class A Ordinary Shares at a price below their respective exercise prices. Kernel is also permitted, in its sole discretion, to lower the exercise price (but not below the par value of a Class A Ordinary Share) at any time prior to the expiration date for a period of not less than 10 business days; provided, however, that Kernel provides at least 10 business days prior written notice of such reduction to registered holders of the Warrants and that any such reduction will be applied consistently to all of the Warrants. Any such reduction in the exercise price will comply with any applicable regulations under the Federal securities laws, including Rule 13e-4 under the Exchange Act generally and Rule 13e-4(f)(1)(i) specifically.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to Kernel, for the number of Warrants being exercised. The Public Warrant Holder will not have the rights or privileges of holders of Class A Ordinary Shares and any voting rights until they exercise their Warrants and receive Class A Ordinary Shares. After the issuance of Class A Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

Except as described above, no Public Warrants will be exercisable and Kernel will not be obligated to issue Class A Ordinary Shares unless at the time a holder seeks to exercise such warrant, a prospectus relating to the Class A Ordinary Shares issuable upon exercise of the Warrants is current and the Class A Ordinary Shares has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the Warrant Agreement, Kernel has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the Class A Ordinary Shares issuable upon exercise of the Warrants until the expiration of the Warrants. However, Kernel cannot assure you that it will be able to do so and, if it does not maintain a current prospectus relating to the Class A Ordinary Shares issuable upon exercise of the Warrants, holders will be unable to exercise their Warrants and Kernel will not be required to settle any such warrant. If the prospectus relating to the Class A Ordinary Shares issuable upon the exercise of the Warrants is not current or if the Class A Ordinary Shares is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside, Kernel will not be required to net cash settle or cash settle the warrant exercise, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.

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Public Warrant Holders may elect, at their sole option and discretion, to be subject to a restriction on the exercise of their Warrants such that an electing Public Warrant Holder (and his, her or its affiliates) would not be able to exercise their Warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.8% of the Class A Ordinary Shares outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of Kernel, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying Class A Ordinary Shares and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share dividend payable in shares of common stock, or by a split up of the Class A Ordinary Shares or other similar event), Kernel will, upon exercise, round up or down to the nearest whole number the number of Class A Ordinary Shares to be issued to the Public Warrant Holder.

Contractual Arrangements with respect to Certain Warrants

Kernel has agreed that so long as the Private Placement Warrants are still held by the initial purchasers or their affiliates, Kernel will not redeem such Warrants, Kernel will allow the holders to exercise such Warrants on a cashless basis and such Warrants may be exercisable for cash.

Dividends

Kernel has not paid any cash dividends on its Ordinary Shares to date and does not intend to pay cash dividends prior to the Business Combination. The payment of cash dividends in the future, including after the Business Combination, will be dependent upon ParentCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the ParentCo Board. It is the present intention of the Kernel Board to retain all earnings, if any, for use in ParentCo’s business operations and, accordingly, the Kernel Board does not anticipate declaring any dividends in the foreseeable future.

Transfer Agent, Rights Agent and Warrant Agent

The Transfer Agent for Kernel Shares and warrant agent for its Warrants is Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, NY 10004.

Listing of Kernel’s Securities

Kernel’s Units, Class A Ordinary Shares and Warrants are listed on Nasdaq under the symbols “KRNLU”, “KRNL” and “KRNLW,” respectively. At the closing of the Business Combination, the Units will separate into their component shares of Kernel’s common stock and Warrants so that the Units will no longer trade separately under “KRNLU.” Kernel cannot assure you that Kernel’s securities will continue to be listed on Nasdaq as Kernel might not in the future meet certain continued listing standards.

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Certain Differences in Corporate Law

Companies incorporated in the Cayman Islands are governed by the Companies Act. The Companies Act differs from laws applicable to U.S. corporations and their shareholders. A description of the differences between the laws of the Cayman Islands and Delaware law are set forth in the section entitled “Comparison of Corporate Governance and Shareholder Rights”

Memorandum and Articles of Association

The Memorandum and Articles of Association contain provisions designed to provide certain rights and protections to its shareholders prior to the completion of a Business Combination. The following are the material rights and protections contained in the Memorandum and Articles of Association:

●	the right of Public Shareholders to exercise Redemption Rights and redeem or have repurchased their shares in lieu of participating in a proposed business combination;

●	a prohibition against completing a business combination unless Kernel has net tangible assets of at least $5,000,001 upon completion of such business combination;

●	a requirement that if Kernel seeks shareholder approval of any business combination, a majority of the outstanding Ordinary Shares must be voted in favor of such business combination;

●	a requirement that directors may call general meetings on their own accord and are required to call a general meeting if holders of not less than 30% in par value of the issued shares request such a meeting;

●	a prohibition, prior to a business combination, against Kernel issuing (i) any Ordinary Shares or (ii) any other securities which participate in or are otherwise entitled in any manner to any of the proceeds in the Trust Account or which vote as a class with the Public Shares on a business combination;

●	a requirement that Kernel’s management take all actions necessary to liquidate the Trust Account in the event Kernel does not complete a business combination by August 5, 2023; and

●	a limitation on shareholders’ rights to receive a portion of the Trust Account.

The Companies Act permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of a special resolution under Cayman Islands law, being the approval of the holders of at least two-thirds of the Kernel Shares as of the Record Date that are present and vote at a general meeting. A company’s memorandum and articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Accordingly, although Kernel could amend any of the provisions relating to its structure and business plan which are contained in its Memorandum and Articles of Association, Kernel views all of these provisions as binding obligations to its shareholders and neither Kernel, nor its officers or directors, will take any action to amend or waive any of these provisions prior to the completion of an initial business combination.

Capital Stock of ParentCo after the Business Combination

[To come.]

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BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of Kernel Ordinary Shares as of [●], 2023, the record date, and (ii) expected beneficial ownership of ParentCo, the post-combination company, common stock immediately following the Closing, assuming that no Public Shares are redeemed, and alternatively that the maximum (100%) Public Shares are redeemed, by:

●	each person who is, or is expected to be, the beneficial owner of more than 5% of issued and outstanding Kernel Ordinary Shares or of ParentCo common stock;

●	each of Kernel’s current executive officers and directors;

●	each person who will become an executive officer or director of ParentCo post-Business Combination; and

●	all executive officers and directors of Kernel as a group pre-Business Combination and all executive officers and directors of ParentCo post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, Kernel believes that all persons named in the table have sole voting and investment power with respect to all shares of Kernel Ordinary Shares beneficially owned by them.

The beneficial ownership of shares of Kernel Ordinary Shares pre-Business Combination is based on [●] shares of Kernel Ordinary Shares (including [●] Public Shares, [●] placement shares underlying the Private Placement Warrants, and [●] Founder Shares) issued and outstanding as of [●].

The beneficial ownership information below excludes the shares underlying the Public Warrants and the Private Placement Warrants because those securities are not exercisable within 60 days of this proxy statement/prospectus and are contingent upon the consummation of the Business Combination. The beneficial ownership information below also excludes the shares expected to be issued or reserved under the 2023 Plan.

The expected beneficial ownership of shares of ParentCo common stock post-Business Combination assuming none of the Public Shares are redeemed has been determined based upon the following: (i) that no Public Shareholders exercise their redemption rights (no redemptions scenario), (ii) that none of the investors set forth in the table below has purchased or purchases shares of Kernel Ordinary Shares (pre-Business Combination) or ParentCo common stock (post-Business Combination), (iii) that [●] shares of ParentCo common stock are issued in the Business Combination, and (iv) there will be an aggregate of [●] shares of ParentCo common stock issued and outstanding at Closing. (The number of shares of ParentCo common stock to be issued in the Business Combination are subject to closing adjustments to the merger consideration required by the terms of the Business Combination Agreement, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $[●], that are expected to be immaterial. Above number also assumes exercise of the AIRO Warrants and AIRO options assumed by ParentCo in the Business Combination.)

The expected beneficial ownership of shares of ParentCo common stock post-Business Combination assuming the maximum number of Public Shares have been redeemed has been determined based on the following: (i) that holders of [●] Public Shares exercise their redemption rights (maximum redemption scenario), (ii) that none of the investors set forth in the table below has purchased or purchases Kernel Ordinary Shares (pre-Business Combination) or ParentCo common stock (post-Business Combination), (iii) that [●] shares of ParentCo common stock are issued in the Business Combination, and (iv) there will be an aggregate of [●] shares of ParentCo common stock issued and outstanding at Closing.

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Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

After the Business Combination
						Assuming No			Assuming Maximum
	Before the Business Combination					Redemption			Redemption
	Number of		Number of			Number of shares of			Number of shares of
Address of	Kernel		AIRO			ParentCo			ParentCo
Beneficial	Ordinary Shares		Capital			Common			Common
Owner(1)	(2)%		Stock	%		Stock	%		Stock	%
Directors and Executive Officers of Kernel:
Suren Ajjarapu(1)(3)	7,493,750	49.7%	—	—		[●]	[●]	%	[●]	[●]	%
Howard Doss(1)	—	—	—	—
Michael Peterson(1)	—	—	—	—
Donald Fell(1)	—	—
Srinivas Venkatesh(1)	—	—	—	—
Siva Srinivasan	—	—
All Directors and Executive Officers of Kernel as a Group (Six Individuals)	[●]	[●] %	—	—		[●]	[●]	%	[●]	[●]	%

Five Percent Holders of Kernel:
VKSS Capital, LLC(1)(3)	3,032,031	19.9%	—	—		[●]	[●]	%	[●]	[●]	%
Glazer Capital, LLC(4)	1,575,610	10.3%	—	—
Saba Capital Management, L.P.(5)	1,575,610	10.3%	—	—
Boaz R. Weinstein(5)	1,575,610	10.3%	—	—
Saba Capital Management GP, LLC(5)	1,678,987	11.0%	—	—
Fir Tree Capital Management LP(6)	1,867,000	12.2%	—	—
Directors and Executive Officers of ParentCo After Consummation of the Business Combination:
[●]	—	—	—	—		[●]	[●]	%	[●]	[●]	%
[●]	—	—	—	—		—	—		—	—
[●]	—	—	—	—		—	—		—	—
[●]	—	—	—	—		—	—		—	—
[●]	—	—	—	—		—	—		—	—
[●]	—	—	—	—		—	—		—	—
[●]	—	—	—	—		—	—		—	—
[●]	—	—	—	—		—	—		—	—
[●]	—	—	—	—		—	—		—	—
[●]	—	—	—	—		—	—		—	—
[●]	—	—	—	—		—	—		—	—

All Directors and Executive Officers of ParentCo as a Group ([●] Individuals)			[●]	[●]		[●]	[●]	%	[●]	[●]	%

Five Percent Holders of ParentCo After Consummation of the Business Combination:
[●]	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%
[●]	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%
[●]	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%

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(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Kernel Group Holdings, Inc., 515 Madison Avenue, Suite 8133, New York, NY 10022.
(2)	Interests shown consist solely of founder shares, classified as Class B Ordinary Shares. Such shares are convertible into Class A Ordinary Shares on a one-for-one basis, subject to adjustment.
(3)	Represents shares held by VKSS Capital, LLC, our Sponsor. Suren Ajjarapu is the managing member of our Sponsor and may be deemed to have beneficial ownership of the Ordinary Shares held directly by our Sponsor. Suren Ajjarapu disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
(4)	According to a Schedule 13G filed with the SEC on August 5, 2022, on behalf of Glazer Capital, LLC. The business address of this shareholder is 2 Rousseau Street, San Francisco, California 94112.
(5)	According to a Schedule 13G filed with the SEC on May 27, 2022, on behalf of Saba Capital Management, L.P., Boaz R. Weinstein and Saba Capital Management GP, LLC. The business address of these shareholders is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
(6)	According to a Schedule 13G/A filed with the SEC on February 14, 2023, on behalf of Fir Tree Capital Management LP. The business address of this shareholder is 55 West 46th Street, 29th Floor New York, NY 10036.

The following tables summarize the pro forma Kernel shares of ParentCo common stock issued and outstanding immediately after the Business Combination both on an issued and outstanding share and diluted basis, presented under the three redemption scenarios:

Issued and Outstanding Share Basis	No Redemption	% Owned	Maximum Redemption with Backstop	% Owned	Maximum Redemption without Backstop	% Owned
Kernel Public Shares	7,626,878	8.1%	-	-%	-	-%
Kernel Founder Shares	7,618,750	8.1%	7,618,750	8.1%	7,618,750	8.8%
AIRO shareholders (1)	77,000,000	81.9%	77,000,000	81.9%	77,000,000	89.1%
Meteora Backstop Agreement	-	-%	7,626,878	8.1%	-	-%
Extension Shares (2)	1,800,000	1.9%	1,800,000	1.9%	1,800,000	2.1%
Pro Forma common stock at September 30, 2022	94,045,628	100.0%	94,045,628	100.0%	86,418,750	100.0%

Potential sources of dilution:
Public Warrants (3)	15,237,500	16.2%	15,237,500	16.2%	15,237,500	17.6%
Private Warrants (4)	8,750,000	9.3%	8,750,000	9.3%	8,750,000	10.1%
First Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Second Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Third Earnout Share Payment (5)	7,260,000	7.7%	7,260,000	7.7%	7,260,000	8.4%
Fourth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%
Fifth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%
Sixth Earnout Share Payment (5)	4,840,000	5.1%	4,840,000	5.1%	4,840,000	5.6%

(1)	Does not reflect closing adjustments to the merger consideration required by the terms of the Business Combination Agreement, including net working capital adjustments, closing net debt adjustment and transaction expenses in excess of $14,000,000, that are not expected to be significant. Assumes exercise of the AIRO Warrants and AIRO options assumed by ParentCo in the Business Combination.

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(2)	Assumes the issuance of Class A common stock under the terms of the Extension Agreement. The agreement calls for an issuance of up to 1,800,000 shares for the payment of extension payments.

(3)	Assumes exercise of 15,237,500 Public Warrants (at a purchase price of $11.50 per Public Warrant) resulting in a cash inflow of $175,231,250 for ParentCo and 15,237,500 shares of ParentCo common stock issued to holders of Public Warrants.

(4)	Assumes exercise of 8,750,000 Private Placement Warrants (at $11.50 per Private Placement Warrant) resulting in a cash inflow of $100,625,000 for ParentCo and 8,750,000 shares of ParentCo common stock issued to holders of Private Placement Warrants.

(5)	Assumes the earnout measurements will be met and based on $10.00 stated price per share per the Business Combination Agreement:

(i) In the event ParentCo’s revenue for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”) is greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(ii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iv) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(v) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(vi) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the AIRO Stockholders such AIRO Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Kernel’s Related Party Transactions

Founder Shares

On November 19, 2020, the previous sponsor paid an aggregate of $25,000 for certain expenses on behalf of Kernel in exchange for issuance of 5,750,000 Class B Ordinary Shares (the “Founder Shares”). On January 11, 2021, Kernel effected a 1 for 1.25 forward stock split of the Founder Shares that increased the number of outstanding Founder Shares from 5,750,000 to 7,187,500 shares, and the previous sponsor transferred an aggregate of 75,000 Founder Shares to the independent directors and an aggregate of 50,000 Founder Shares to the advisors. On February 2, 2021, Kernel effected a 1 for 1.06 forward stock split of the Founder Shares that increased the number of outstanding Founder Shares from 7,187,500 to 7,618,750 shares and resulted in the previous sponsor holding 7,493,750 Founder Shares. The previous sponsor agreed to forfeit up to an aggregate of 993,750 Founder Shares to the extent that the option to purchase additional Units was not exercised in full by the underwriters or was reduced, so that the Founder Shares would represent 20% of Kernel’s issued and outstanding shares after the Initial Public Offering. On February 5, 2021, the underwriter fully exercised its over-allotment option; thus, these 993,750 Founder Shares are no longer subject to forfeiture.

On December 28, 2022, Kernel entered into a purchase agreement (the “Purchase Agreement”) with Kernel Capital Holdings, LLC, the previous sponsor, which held 7,493,750 Founder Shares that were issued to the previous sponsor prior to our IPO, and 8,750,000 Private Placement Warrants, and VKSS Capital, LLC (the “Sponsor”), our new sponsor, pursuant to which Kernel Capital Holdings, LLC transferred to VKSS Capital, LLC all of the Founder Shares and Private Placement Warrants.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which Kernel completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans (and any Class A Ordinary Shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders will be entitled to certain demand and “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. Kernel will bear the expenses incurred in connection with the filing of any such registration statements.

Office Space and Related Support Services

Kernel’s Sponsor is entitled to receive reimbursement of an aggregate of $10,000 per month under an administrative support agreement for office space, secretarial and administrative support provided to Kernel, for which Sponsor has not been paid.

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Related Party Loans

On November 19, 2020, the Sponsor agreed to loan Kernel up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. Kernel borrowed $77,000 outstanding under the Note. Kernel repaid approximately $13,000 on February 5, 2021 and repaid the remaining amount of approximately $64,000 on February 10, 2021. Subsequent to the repayment, the facility was no longer available to Kernel.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of Kernel’s officers and directors may, but are not obligated to, loan Kernel funds as may be required (“Working Capital Loans”). If Kernel completes a Business Combination, Kernel may repay the Working Capital Loans out of the proceeds of the Trust Account released to Kernel. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, Kernel may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2022 and December 31, 2021, Kernel had no borrowings under the Working Capital Loans.

AIRO Related Party Transactions

Effective June 7, 2022, AIRO and New Generation Aerospace, Inc. (“NGA”) entered into a Success Fee Agreement pursuant to which NGA would provide the following services to AIRO relating to the AIRO’s consideration and execution of roll-up mergers and an initial public offering (the “Services”):

●	Coordination of the formation and operation thesis of an initial public offering, including targeting and vetting strategic roll-up transactions;

●	Assistance with negotiating and closing roll-up transactions and related equity allocations;

●	Coordination of investment bank bookrunners and onboarding professional advisors; and

●	Provide ongoing diligence support services, including audit preparation.

In consideration for its provision of the Services, AIRO shall pay NGA a fee of $1,500,000.00 (the “Success Fee”) upon the completion of an initial public offering. NGA began providing the Services to AIRO in 2021 and will continue to provide ongoing diligence support in connection with this offering. Dr. Kathuria, AIRO’s executive chairman and a promoter, owns 85% of the shares of NGA. The Success Fee will be distributed to Neeraj Arora, Inderjote Kathuria, and Michael R. Pontarelli (together, the “Minority Members”) as deferred salaries and to the Minority Members and Dr. Kathuria as reimbursement for expenses incurred in connection with providing the Services, not to exceed $500,000. Dr. Kathuria will not receive any portion of the Success Fee as a deferred salary.

Since June 2022, AIRO issued three unsecured promissory notes to MPeryea RD LLC (the “Lender”) (each, a “Note”) totaling $500,000. One note, for $200,000, accrues interest at an annual rate of 12% (the “Base Interest Charge”). Such Note and the applicable interest are payable upon the earlier of (i) the date that is 30 days after the closing of the Business Combination, or (ii) August 31, 2023 (the “Maturity Date”). If the Maturity Date is not related to the Business Combination, then AIRO will pay the Lender at the Maturity Date the Principal plus the Base Interest Charge. If the Maturity Date is related to the Business Combination, then, in lieu of the Base Interest Charge, AIRO will pay the Lender at the Maturity Date the Principal plus a one-time interest charge of $200,000, payable in 20,000 shares of AIRO’s Common Stock. In the two other notes totaling $300,000, one-time interest totaling 30,000 shares of AIRO’s Common Stock shall be payable immediately prior to Closing of the Business Combination and the principal (plus twelve percent interest per annum accruing from Closing) shall be payable 190 days after Closing.

Martin Peryea, our Senior Vice President and General Manager, Electric Air Mobility Division, is the sole member and manager of MPeryea RD LLC.

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Policies for Approval of Related Party Transactions

Prior to the completion of the Business Combination, ParentCo expects to adopt a written related person transaction policy that sets forth procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective immediately upon the closing of the Merger. For purposes of ParentCo’s policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which ParentCo and any related person are, were, or will be participants and in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to ParentCo as an employee or director are not covered by this policy. A related person is any executive officer, director, or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, ParentCo’s management must present information regarding the related person transaction to ParentCo’s audit committee, or, if audit committee approval would be inappropriate, to another independent body of the ParentCo Board, for review, consideration, and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to ParentCo of the transaction, and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, ParentCo will collect information that it deems reasonably necessary from each director, executive officer, and, to the extent feasible, significant stockholder to enable ParentCo to identify any existing or potential related person transactions and to effectuate the terms of the policy.

In addition, under ParentCo’s Code of Conduct, which it intends to adopt in connection with this offering, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

In considering related person transactions, ParentCo’s audit committee, or other independent body of the ParentCo Board, will take into account the relevant available facts and circumstances including, but not limited to:

●	the risks, costs, and benefits to ParentCo;

●	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director, or an entity with which a director is affiliated;

●	the availability of other sources for comparable services or products; and

●	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify, or reject a related person transaction, ParentCo’s audit committee, or other independent body of the ParentCo Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, ParentCo’s best interests and those of its stockholders, as ParentCo’s audit committee, or other independent body of the ParentCo Board, determines in the good faith exercise of its discretion.

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COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Kernel is an exempted company incorporated under the Cayman Islands Companies Law. The Cayman Islands Companies Law, Cayman Islands Companies Law generally and the Existing Kernel Governing Documents govern the rights of its shareholders. The Cayman Islands Companies Law and Cayman Islands Companies Law generally differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the Existing Kernel Governing Documents differ in certain material respects from the Proposed Kernel Governing Documents and the Proposed ParentCo Governing Documents. ParentCo will be incorporated in Delaware and governed by Delaware law. As a result, when you become a stockholder of ParentCo, your rights will differ in some regards as compared to when you were a shareholder of Kernel.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Kernel and ParentCo according to applicable law and/or the governing documents of Kernel and ParentCo. You also should review the Proposed ParentCo Charter and the Proposed ParentCo Bylaws attached hereto as Annex D and Annex E to this proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to Kernel and ParentCo.

	Delaware	Cayman Islands

Applicable legislation	General Corporation Law of the State of Delaware.	Cayman Islands Companies Act (as revised)

Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of a majority of all outstanding shares.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

Mergers under the Cayman Islands Companies Law require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder in connection with a tender offer / contractual acquisition of equity (i.e. not a statutory merger under Cayman Islands Companies Law) has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by a majority in number representing 75% in value of shareholders in attendance and voting at a general meeting.

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	Delaware	Cayman Islands

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	Under the Cayman Islands Companies Law and the Existing Kernel Governing Documents, routine corporate matters, requiring shareholder approval, may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).

Requirement for Quorum	Quorum is a majority in voting power of the stocked issued and outstanding and entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.

Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by unanimous written resolutions is permitted by the articles of association.

Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger except in certain circumstances.	Minority shareholders that dissent from a merger are entitled to be paid the fair value of their shares, which if necessary, may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum)).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

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	Delaware	Cayman Islands

Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

A director owes fiduciary duties to a company, including to exercise powers for the purposes conferred, exercise independent judgment, not make secret profits, avoid conflicts of interest and act in good faith in the best interests of the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill.

Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

Indemnification of Directors and Officers	A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and. with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.	A Cayman Islands exempted company generally may indemnify its directors or officers except with regard to fraud, willful neglect or willful default.

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	Delaware	Cayman Islands

Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be eliminated except with regard to their own fraud or willful default.

Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the charter otherwise provides, or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors	The number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.

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PRICE RANGE OF SECURITIES AND DIVIDENDS

Price Range of Kernel’s Securities

Kernel’s Public Units, Class A Ordinary Shares and Public Warrants are each traded on Nasdaq under the symbols “KRNLU,” “KRNL” and “KRNLW,” respectively. Kernel’s Public Units commenced public trading on February 6, 2021, and shares of Kernel’s Class A Ordinary Shares and Public Warrants began separate trading on March 26, 2021.

The following table sets forth, for the calendar quarter and years indicated, the high and low sales prices per Public Unit as reported on the Nasdaq for the period from February 6, 2021 (the first day on which Public Units began trading) through March 31, 2023, and for Kernel Class A Ordinary Shares and Public Warrants for the period from March 26, 2021 (the first day on which Kernel’s Class A Ordinary Shares and Public Warrants were traded separately) through March 31, 2023.

	Units (KRNLU)		Class A Common Stock (KRNL)		Warrants (KRNLW)
	High	Low	High	Low	High	Low

Quarter ended June 30, 2021	$10.32	$9.93	$9.95	$9.61	$1.06	$0.51
Quarter ended September 30, 2021	$10.30	$9.95	$9.76	$9.62	$1.19	$0.58
Quarter ended December 31, 2021	$10.23	$9.93	$9.77	$9.72	$0.69	$0.48
Quarter ended March 31, 2022	$9.97	$9.85	$9.81	$9.69	$0.49	$0.19
Quarter ended June 30, 2022	$9.94	$9.82	$9.89	$9.78	$0.34	$0.08
Quarter ended September 30, 2022	$9.94	$9.85	$9.93	$9.82	$0.10	$0.03
Quarter ended December 31, 2022	$10.09	$9.91	$10.11	$9.93	$0.04	$0.00
Quarter ended March 31, 2023	$10.85	$10.06	$10.42	$10.10	$0.18	$0.01

Dividend Policy of Kernel and ParentCo

Kernel has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon ParentCo’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the ParentCo Board at such time. In addition, the Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Representatives of Kernel’s independent registered public accounting firm, WithumSmith+Brown, PC, will be invited to attend the Extraordinary General Meeting of Kernel’s stockholders. If the representatives attend the meeting, the representatives will have the opportunity to make a statement if they so desire and they are expected to be available to respond to appropriate questions.

APPRAISAL RIGHTS

Appraisal rights are not available to holders of our Ordinary Shares in connection with the Business Combination. However, holders of shares of Common Stock may be entitled to redemption under certain circumstances. See the section “Extraordinary General Meeting of Kernel Stockholders—Redemption Rights.”

HOUSEHOLDING INFORMATION

Unless we have received contrary instructions, we may send a single copy of this proxy statement/prospectus to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:

●	If the shares are registered in the name of the stockholder, the stockholder should contact us at our offices at Kernel Group Holdings., 515 Madison Avenue, Suite 8078, New York, New York 10022 or by telephone at (646) 908-2659, to inform us of his or her request; or

●	If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF STOCKHOLDER PROPOSALS

The Kernel Board is aware of no other matter that may be brought before the Extraordinary General Meeting.

FUTURE STOCKHOLDER PROPOSALS

The Extraordinary General Meeting is to be held on [●], 2023. The next annual meeting of stockholders will be held in [●] 2024. It is expected that ParentCo will set, and publicly announce, the date for the 2024 annual meeting of stockholders at a later date. For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2024 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and our bylaws. Rule 14a-8 proposals must be received at our principal office a reasonable time before we begin to print and send our proxy materials for our 2024 annual meeting of stockholders. For all other future Rule 14a-8 proposals, notice must be received at our principal office not less than 120 calendar days before the date of the proxy statement released to stockholders in connection with the previous year’s annual meeting. If we did not hold an annual meeting in the previous year, or if the date of the next annual meeting has been changed by more than 30 days from the anniversary of the immediately preceding annual meeting, then the notice must be provided a reasonable time before we begin to print and send our proxy materials.

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Our bylaws, currently and as proposed to be amended and restated effective at the time of the Closing, provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to us at the principal executive offices of Kernel not later than the close of business on the 90th nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the date on which public announcement of the date of the annual meeting was first made by Kernel.

In addition to satisfying the notice requirements under Rule 14a-8 and our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to us at our principal office no later than 60 calendar days prior to the first anniversary date of the immediately preceding annual meeting. If we did not hold an annual meeting in the previous year, or the date of the next annual meeting is changed by more than 30 calendar days from the anniversary of the immediately preceding annual meeting, then notice must be provided by the later of 60 calendar days prior to the date of the next annual meeting or the 10th calendar day following the day on which public announcement of the date of the next annual meeting is first made.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read Kernel’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Extraordinary General Meeting, you should contact Kernel at the following address and telephone number:

Kernel Group Holdings, Inc.

515 Madison Avenue, Suite 8078

New York, New York 10022

Attn: Suren Ajjarapu

Telephone No.: (646) 908-2659

You may also obtain these documents by requesting them in writing or by telephone from Kernel’s proxy solicitation agent at the following address and telephone number:

Alliance Advisors

200 Broadacres Drive, Suite 300

Bloomfield, NJ 07003

Toll Free: 855-796-2125

Email: KRNL@allianceadvisors.com

If you are a stockholder of Kernel and would like to request documents, please do so by [●], 2023, in order to receive them before the Extraordinary General Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Kernel has been supplied by Kernel, and all such information relating to AIRO has been supplied by AIRO. Information provided by either Kernel or AIRO does not constitute any representation, estimate or projection of any other party.

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This document is a proxy statement/prospectus of Kernel for the Extraordinary General Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, Kernel or AIRO that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

LEGAL MATTERS

Nelson Mullins Riley & Scarborough LLP has passed upon the validity of the securities of Kernel offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The financial statements of Kernel Group Holdings, Inc. for the period from November 10, 2020 (inception) through December 31, 2021 and the year ended December 31, 2022 appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Kernel Group Holdings, Inc. to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of AIRO Group Holdings, Inc. for the nine months ended September 30, 2022 and September 30, 2021, as of December 31, 2021 and 2020, for the year ended December 31, 2021 and for the period from March 16, 2020 (date of inception) through December 31, 2020, included in this proxy statement/prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to AIRO Group Holdings, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Aspen Avionics, Inc. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to Aspen Avionics, Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Agile Defense, LLC as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to Agile Defense, LLC’s ability to continue as a going concern as described in Note 1 to the financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Coastal Defense Inc. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to Coastal Defense Inc.’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of AIRO Drone, LLC as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to AIRO Drone, LLC’s ability to continue as a going concern as described in Note 1 to the financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Sky-Watch A/S as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to Sky-Watch A/S’s ability to continue as a going concern as described in Note 1 to the financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Jaunt Air Mobility, LLC as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, included in this proxy statement/prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to Jaunt Air Mobility, LLC’s ability to continue as a going concern as described in Note 1 to the financial statements) of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Kernel and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Kernel’s annual report to shareholders and Kernel’s proxy statement. Upon written or oral request, Kernel will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Kernel delivers single copies of such documents in the future. Shareholders may notify Kernel of their requests by calling or writing Kernel at its principal executive offices at 515 Madison 8th Floor, Suite 8078, New York, New York 10022 or (646) 908-2659.

ENFORCEABILITY OF CIVIL LIABILITY

Kernel is a Cayman Islands exempted company. If Kernel does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon Kernel. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Kernel in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Kernel may be served with process in the United States with respect to actions against Kernel arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Kernel’s securities by serving Kernel’s U.S. agent irrevocably appointed for that purpose.

230

INDEX TO FINANCIAL STATEMENTS

KERNEL GROUP HOLDINGS, INC.

AIRO GROUP HOLDINGS, INC.

F-1

KERNEL GROUP HOLDINGS, INC.

CONDENSED BALANCE SHEETS

	September 30, 2022	December 31, 2021
	(Unaudited)
Assets:
Current assets:
Cash	$112,580	$474,945
Prepaid expenses	159,039	444,503
Total current assets	271,619	919,448
Investments held in Trust Account	306,603,530	304,765,064
Total Assets	$306,875,149	$305,684,512

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$801,822	$797,789
Accrued expenses	1,909,539	1,791,858
Accrued expenses - related party	153,852	50,000

Total current liabilities	2,865,213	2,639,647
Deferred underwriting commissions	10,666,250	10,666,250
Warrant liabilities	719,625	12,473,500
Total liabilities	14,251,088	25,779,397

Commitments and Contingencies

Class A ordinary shares subject to possible redemption, $0.0001 par value; 30,475,000 shares issued and outstanding at approximately $10.06 and $10.00 per share redemption value as of September 30, 2022 and December 31, 2021, respectively	306,503,530	304,750,000

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of September 30, 2022 and December 31, 2021	-	-
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no non-redeemable shares issued or outstanding as of September 30, 2022 and December 31, 2021	-	-
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,618,750 shares issued and outstanding as of September 30, 2022 and December 31, 2021	762	762
Accumulated deficit	(13,880,231)	(24,845,647)
Total shareholders’ deficit	(13,879,469)	(24,844,885)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$306,875,149	$305,684,512

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-2

KERNEL GROUP HOLDINGS, INC.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Operating expenses
General and administrative expenses	$249,489	$240,508	$783,395	$1,703,529
Administrative fees - related party	30,000	30,000	90,000	80,000
Loss from operations	(279,489)	(270,508)	(873,395)	(1,783,529)
Other income (expenses):
Change in fair value of warrant liabilities	1,199,375	11,034,250	11,753,875	23,682,750
Loss on issuance of Private Placement Warrants	-	-	-	(5,162,500)
Offering costs associated with issuance of warrants	-	-	-	(1,259,038)
Income from investments held in Trust Account	1,378,065	4,682	1,838,466	11,959
Net income	$2,297,951	$10,768,424	$12,718,946	$15,489,642

Weighted average shares outstanding of Class A ordinary shares, basic and diluted	30,475,000	30,475,000	30,475,000	26,567,949
Basic and diluted net income per Class A ordinary share	$0.06	$0.28	$0.33	$0.45
Weighted average shares outstanding of Class B ordinary shares, basic	7,618,750	7,618,750	7,618,750	7,491,346
Weighted average shares outstanding of Class B ordinary shares, diluted	7,618,750	7,618,750	7,618,750	7,618,750
Basic and diluted net income per Class B ordinary share	$0.06	$0.28	$0.33	$0.45

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-3

KERNEL GROUP HOLDINGS, INC.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the Three and Nine Months Ended September 30, 2022

		Ordinary Shares			Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balance - December 31, 2021	-	$-	7,618,750	$762	$-	$(24,845,647)	$(24,844,885)
Net income	-	-	-	-	-	6,124,381	6,124,381
Balance - March 31, 2022 (unaudited)	-	-	7,618,750	762	-	(18,721,266)	(18,720,504)
Increase in redemption value of Class A ordinary shares subject to possible redemption	-	-	-	-	-	(375,465)	(375,465)
Net income	-	-	-	-	-	4,296,614	4,296,614
Balance - June 30, 2022 (unaudited)	-	-	7,618,750	762	-	(14,800,117)	(14,799,355)
Increase in redemption value of Class A ordinary shares subject to possible redemption	-	-	-	-	-	(1,378,065)	(1,378,065)
Net income	-	-	-	-	-	2,297,951	2,297,951
Balance - September 30, 2022 (unaudited)	-	$-	7,618,750	$762	$-	$(13,880,231)	$(13,879,469)

For the Three and Nine Months Ended September 30, 2021

		Ordinary Shares			Additional		Total
	Class A		Class B		Paid-in	Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance - December 31, 2020	-	$-	7,618,750	$762	$24,238	$(23,107)	$1,893
Accretion on Class A ordinary shares subject to possible redemption amount	-	-	-	-	(24,238)	(40,070,796)	(40,095,034)
Net loss	-	-	-	-	-	(6,694,512)	(6,694,512)
Balance - March 31, 2021 (unaudited)	-	-	7,618,750	762	-	(46,788,415)	(46,787,653)
Net income	-	-	-	-	-	11,415,730	11,415,730
Balance - June 30, 2021 (unaudited)	-	-	7,618,750	762	-	(35,372,685)	(35,371,923)
Net income	-	-	-	-	-	10,768,424	10,768,424
Balance - September 30, 2021 (unaudited)	-	$-	7,618,750	$762	$-	$(24,604,261)	$(24,603,499)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-4

KERNEL GROUP HOLDINGS, INC.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended
	September 30, 2022	September 30, 2021
Cash Flows from Operating Activities:
Net income	$12,718,946	$15,489,642
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liabilities	(11,753,875)	(23,682,750)
Loss on issuance of Private Placement Warrants	-	5,162,500
Income from investments held in Trust Account	(1,838,466)	(11,959)
Offering costs associated with issuance of warrants	-	1,259,038
Changes in operating assets and liabilities:
Prepaid expenses	285,464	(554,106)
Accounts payable	4,033	838,243
Accrued expenses	187,681	1,237
Accrued expenses - related party	103,852	16,143
Net cash used in operating activities	(292,365)	(1,482,012)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	-	(304,750,000)
Net cash used in investing activities	-	(304,750,000)

Cash Flows from Financing Activities:
Proceeds from note payable to related party	-	37,000
Repayment of note payable to related party	-	(77,000)
Proceeds received from initial public offering, gross	-	304,750,000
Proceeds received from private placement	-	8,750,000
Offering costs paid	(70,000)	(6,659,948)
Net cash provided by (used in) financing activities	(70,000)	306,800,052

Net change in cash	(362,365)	568,040

Cash - beginning of the period	474,945	-
Cash - end of the period	$112,580	$568,040

Supplemental disclosure of noncash activities:
Offering costs included in accrued expenses	$-	$70,000
Deferred underwriting commissions	$-	$10,666,250

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-5

KERNEL GROUP HOLDINGS, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 - Description of Organization, Business Operations and Going Concern

Kernel Group Holdings, Inc. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on November 10, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).

As of September 30, 2022, the Company had not yet commenced operations. All activity for the period from November 10, 2020 (inception) through September 30, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), and since the closing of the Initial Public Offering, the search for an initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in trust account from the proceeds derived from the Initial Public Offering.

The Company’s sponsor is Kernel Capital Holdings, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 2, 2021. On February 5, 2021, the Company consummated its Initial Public Offering of 30,475,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 3,975,000 additional Units to cover the underwriters’ over-allotment (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of approximately $304.8 million, and incurring offering costs of approximately $17.4 million, of which approximately $10.7 million was for deferred underwriting commissions (see Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 8,750,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant with the Sponsor, generating gross proceeds of approximately $8.8 million (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, approximately $304.8 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and has been invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”), as amended, or the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target business or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

F-6

The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association which will be adopted by the Company upon the consummation of the Initial Public Offering (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or whether they were a Public Shareholder on the record date for the general meeting held to approve the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares (as defined in Note 4) prior to this Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association will provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to allow the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 24 months from the closing of the Initial Public Offering, or February 5, 2023, (the “Combination Period”) or (B) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up;

(ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

F-7

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less taxes payable and up to $100,000 of interest to pay dissolution expenses).

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution in the Trust Account will be less than the $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. There can be no guarantee that the Company will be successful in obtaining such waivers from its targeted vendors and service providers.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of this unaudited condensed financial statements. The unaudited condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these unaudited condensed financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these unaudited condensed financial statements.

F-8

Going Concern

As of September 30, 2022, the Company had approximately $113,000 in its operating bank account and working capital deficit of approximately $2.6 million.

The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of $77,000 from the Sponsor under the Note (see Note 4), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company repaid approximately $13,000 of the Note on February 5, 2021 and repaid the remaining amount due on the Note of approximately $64,000 on February 10, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of September 30, 2022 and December 31, 2021, there were no amounts outstanding under any Working Capital Loans.

Management has determined that the Company has access to funds from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition, the date of the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after February 5, 2023. The unaudited condensed financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. Management plans to complete a business combination prior to the mandatory liquidation date.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X and pursuant to the rules and regulations of the SEC. Accordingly, certain disclosures included in the annual financial statements have been condensed or omitted from these unaudited condensed financial statements as they are not required for interim financial statements under U.S. GAAP and the rules of the SEC. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the period presented. Operating results for the three and nine months ended September 30, 2022, are not necessarily indicative of the results that may be expected through December 31, 2022, or any future period.

The accompanying unaudited condensed financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2022.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

F-9

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting periods. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these unaudited condensed financial statements is the determination of the fair value of the warrant liability. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000 and investments held in Trust Account. As of September 30, 2022 and December 31, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of September 30, 2022 and December 31, 2021.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in net gain from investments held in Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

F-10

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the ASC Topic 820, “Fair Value Measurements”, equals or approximates the carrying amounts represented in the condensed balance sheets, except for warrant liabilities (see Note 9).

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815, “Derivatives and Hedging”. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised. The fair value of warrants issued in connection with the Private Placement has been estimated using a modified Black-Scholes model at each balance sheet date. The fair value of the warrants issued in connection with the Initial Public Offering was initially measured using a Monte-Carlo simulation and subsequently been measured based on the market price at each measurement date when separately listed and traded. The determination of the fair value of the derivative liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

F-11

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities are expensed as incurred, presented as non-operating expenses in the unaudited condensed statements of operations. Offering costs associated with the Class A ordinary shares issued were charged against the carrying value of Class A ordinary shares upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of Initial Public Offering, the Company had 30,475,000 Class A ordinary shares subject to possible redemption that are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets.

Under ASC 480-10-S99, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Net Income per Ordinary Shares

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares.This presentation assumes a business combination as the most likely outcome. Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average number of ordinary shares outstanding for the respective period.

The calculation of diluted net income per ordinary share does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering and the Private Placement Warrants to purchase 23,987,500 Class A ordinary shares in calculation of diluted income per ordinary share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the three and nine months ended September 30, 2022 and 2021. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The Company has considered the effect of Class B ordinary shares that were excluded from weighted average number as they were contingent on the exercise of over-allotment option by the underwriters. Since the contingency was satisfied, the Company included these shares in the weighted average number as of the beginning of the interim period to determine the dilutive impact of these shares.

F-12

The tables below present a reconciliation of the numerator and denominator used to compute basic and diluted net income per ordinary share for each class of ordinary shares:

	For the Three Months Ended		For the Three Months Ended
	September 30, 2022		September 30, 2021
	Class A	Class B	Class A	Class B
Numerator:
Allocation of net income	$1,838,361	$459,590	$8,614,740	$2,153,684

Denominator:
Weighted average ordinary shares outstanding, basic and diluted	30,475,000	7,618,750	30,475,000	7,618,750

Basic and diluted net income per ordinary share	$0.06	$0.06	$0.28	$0.28

	For the Nine Months Ended		For the Nine Months Ended
	September 30, 2022		September 30, 2021
	Class A	Class B	Class A	Class B
Numerator:
Allocation of net income - basic	$10,175,157	$2,543,789	$12,082,694	$3,406,948
Allocation of net income - diluted	$10,175,157	$2,543,789	$12,037,665	$3,451,977

Denominator:
Weighted average ordinary shares outstanding, basic	30,475,000	7,618,750	26,567,949	7,491,346
Weighted average ordinary shares outstanding, diluted	30,475,000	7,618,750	26,567,949	7,618,750

Basic net income per ordinary share	$0.33	$0.33	$0.45	$0.45
Diluted net income per ordinary share	$0.33	$0.33	$0.45	$0.45

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes”. ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022 and December 31, 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statement. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, ASC Subtopic 820, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is still evaluating the impact of this pronouncement on the unaudited condensed financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

F-13

Note 3 - Initial Public Offering

On February 5, 2021, the Company consummated its Initial Public Offering of 30,475,000 Units, including 3,975,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of approximately $304.8 million, and incurring offering costs of approximately $17.4 million, of which approximately $10.7 million was for deferred underwriting commissions.

Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 8).

Note 4 - Related Party Transactions

Founder Shares

On November 19, 2020, the Sponsor paid an aggregate of $25,000 for certain expenses on behalf of the Company in exchange for issuance of 5,750,000 Class B ordinary shares (the “Founder Shares”). On January 11, 2021, the Company effected a 1 for 1.25 forward stock split of the Founder Shares that increased the number of outstanding Founder Shares from 5,750,000 to 7,187,500 shares, and the Sponsor transferred an aggregate of 75,000 Founder Shares to the independent directors and an aggregate of 50,000 Founder Shares to the advisors. On February 2, 2021, the Company effected a 1 for 1.06 forward stock split of the Founder Shares that increased the number of outstanding Founder Shares from 7,187,500 to 7,618,750 shares and resulted in the Sponsor holding 7,493,750 Founder Shares. The Sponsor agreed to forfeit up to an aggregate of 993,750 Founder Shares to the extent that the option to purchase additional Units was not exercised in full by the underwriters or was reduced, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On February 5, 2021, the underwriter fully exercised its over-allotment option; thus, these 993,750 Founder Shares are no longer subject to forfeiture.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 8,750,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant with the Sponsor, generating gross proceeds of approximately $8.8 million.

Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable except and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

F-14

Related Party Loans

On November 19, 2020, the Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. The Company borrowed $77,000 outstanding under the Note. The Company repaid approximately $13,000 on February 5, 2021 and repaid the remaining amount of approximately $64,000 on February 10, 2021. Subsequent to the repayment, the facility was no longer available to the Company.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2022 and December 31, 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

Commencing on the date that the Company’s securities were first listed on Nasdaq through the earlier of consummation of the initial Business Combination or its liquidation, the Company agreed to pay the Sponsor $10,000 per month for office space, administrative and support services. For the three months ended September 30, 2022 and 2021, the Company incurred $30,000 for such services. For the nine months ended September 30, 2022 and 2021, the Company incurred $90,000 and $80,000 for such services, respectively. As of September 30, 2022 and December 31, 2021, $140,000 and $50,000 were outstanding, respectively, and included in the related party accrued expenses as reflected in the accompanying condensed balance sheets.

In addition, the Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made from funds held outside the Trust Account. For the three and nine months ended September 30, 2022 and 2021, the Company incurred approximately $14,000 and $0 expenses in connection with compliance services with related party, respectively. As of September 30, 2022, there was approximately $14,000 outstanding included in the related party accrued expenses as reflected in the accompanying condensed balance sheets.

F-15

Note 5 - Commitments and Contingencies

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders will be entitled to certain demand and “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the final date of the prospectus relating to the Initial Public Offering to purchase up to 3,975,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On February 5, 2021, the underwriter fully exercised its over-allotment option.

The underwriters were entitled to an underwriting discount of $0.20 per unit, approximately $6.1 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.7 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 6 - Warrants

As of September 30, 2022 and December 31, 2021, the Company had 15,237,500 Public Warrants and 8,750,000 Private Placement Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company agreed that as soon as practicable, but in no event later than twenty (20) business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.

F-16

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except (i) that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (ii) except as described below, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or such its permitted transferees and (iii) the Sponsor or its permitted transferees will have the option to exercise the Private Placement Warrants on a cashless basis and have certain registration rights. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00:

Once the warrants become exercisable, the Company may call the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption; and

●	if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

F-17

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of Class A ordinary shares to be determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;

●	if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and

●	if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares for the above purpose shall mean the volume weighted average price of Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7 - Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 30,475,000 Class A ordinary shares outstanding, which were all subject to possible redemption and are classified outside of permanent equity in the condensed balance sheets.

The Class A ordinary shares subject to possible redemption reflected on the condensed balance sheets are reconciled on the following table:

F-18

Gross proceeds received from Initial Public Offering	$304,750,000
Less:
Fair value of Public Warrants at issuance	(23,922,875)
Offering costs allocated to Class A ordinary shares	(16,172,159)
Plus:
Accretion on Class A ordinary shares to redemption value	40,095,034
Class A ordinary shares subject to possible redemption as of December 31, 2021	304,750,000
Accretion on Class A ordinary shares subject to possible redemption	1,753,530
Class A ordinary shares subject to possible redemption as of September 30, 2022	$306,503,530

Note 8 - Shareholders’ Deficit

Preference Shares-The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. As of September 30, 2022 and December 31, 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares-The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of September 30, 2022 and December 31, 2021, there were 30,475,000 Class A ordinary shares outstanding, all of which were subject to possible redemption and included as temporary equity (see Note 7).

Class B Ordinary Shares-The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On November 19, 2020, the Company issued 5,750,000 Class B ordinary shares to the Sponsor. On January 11, 2021, the Company effected a 1 for 1.25 forward stock split of the Class B ordinary shares, resulting in an aggregate of 7,187,500 Class B ordinary shares outstanding. On February 2, 2021, the Company effected a 1 for 1.06 forward stock split of the Class B ordinary shares that increased the number of outstanding Class B ordinary shares from 7,187,500 to 7,618,750 shares. Of the 7,618,750 Class B ordinary shares outstanding, up to 993,750 Class B ordinary shares were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Class B ordinary shares would collectively represent 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On February 5, 2021, the underwriter fully exercised its over-allotment option; thus, these 993,750 Class B ordinary shares were no longer subject to forfeiture. There were 7,618,750 shares issued and outstanding as of September 30, 2022 and December 31, 2021.

Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

F-19

Note 9 - Fair Value Measurements

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2022 and December 31, 2021 and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

	Fair Value Measured as of September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account - money market fund	$306,603,530	$-	$-	$306,603,530
Liabilities:
Warrant liabilities - public warrants	$457,125	$-	$-	$457,125
Warrant liabilities - private placement warrants	$-	$-	$262,500	$262,500

	Fair Value Measured as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account - money market fund	$304,765,064	$-	$-	$304,765,064
Liabilities:
Warrant liabilities - public warrants	$7,923,500	$-	$-	$7,923,500
Warrant liabilities - private placement warrants	$-	$-	$4,550,000	$4,550,000

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement, upon trading of the Public Warrants in an active market in March 2021. There were no transfers during the three and nine months ended September 30, 2022.

Level 1 assets include investments in money market funds that invest solely in U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

For periods where no observable traded price was available, the fair value of the Public Warrants issued in connection with the Public Offering, the Company utilized a binomial Monte-Carlo simulation to estimate the fair value of the public warrants at each reporting period and Black-Scholes Option Pricing Model to estimate the fair value of the private warrants at each reporting period, with changes in fair value recognized in the condensed statements of operations.

The change in the fair value of the derivative warrant liabilities, measured using Level 3 inputs, for nine months ended September 30, 2022 and 2021 is summarized as follows:

Warrant liabilities at December 31, 2021	$4,550,000
Change in fair value of warrant liabilities	(2,362,500)
Warrant liabilities at March 31, 2022	2,187,500
Change in fair value of warrant liabilities	(1,487,500)
Warrant liabilities at June 30, 2022	700,000
Change in fair value of warrant liabilities	(437,500)
Warrant liabilities at September 30, 2022	$262,500

F-20

Warrant liabilities at January 1, 2021	$-
Issuance of Public and Private Placement Warrants	37,835,375
Public Warrants transfer to Level 1	(23,922,875)
Change in fair value of warrant liabilities	(175,000)
Warrant liabilities at March 31, 2021	13,737,500
Change in fair value of warrant liabilities	(4,550,000)
Warrant liabilities at June 30, 2021	9,187,500
Change in fair value of warrant liabilities	(4,025,000)
Warrant liabilities at September 30, 2021	$5,162,500

The estimated fair value of the derivative warrant liabilities is determined using Level 3 inputs. Inherent in a Monte-Carlo simulation and Black-Scholes Option Pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero. Any changes in these assumptions can change the valuation significantly. Significant increases (decreases) in the expected volatility in isolation would result in a significantly higher (lower) fair value measurement.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	September 30, 2022	December 31, 2021
Exercise price	$11.50	$11.50
Stock Price	$9.92	$9.75
Term (in years)	5.35	4.85
Volatility	1.50%	10.70%
Risk-free interest rate	4.04%	1.24%
Dividend yield	0.00%	0.00%

Note 10 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

F-21

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Kernel Group Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Kernel Group Holdings, Inc. (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to raise additional funds to alleviate liquidity needs and complete a business combination by August 5, 2023 then the Company will cease all operations except for the purpose of liquidating. The liquidity condition and date for mandatory liquidation and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2020.

New York, New York

March 29, 2023

PCAOB Number 100

F-22

KERNEL GROUP HOLDINGS, INC.

BALANCE SHEETS

	December 31,
	2022	2021
Assets:
Current assets:
Cash	$93,095	$474,945
Prepaid expenses	42,022	444,503
Total current assets	135,117	919,448
Investments held in Trust Account	309,234,766	304,765,064
Total Assets	$309,369,883	$305,684,512

Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$848,420	$797,789
Accrued expenses	1,949,715	1,791,858
Accrued expenses - related party	170,000	50,000
Total current liabilities	2,968,135	2,639,647
Deferred underwriting commissions	10,666,250	10,666,250
Warrant liabilities	174,354	12,473,500
Total liabilities	13,808,739	25,779,397

Commitments and Contingencies

Class A ordinary shares subject to possible redemption, $0.0001 par value; 30,475,000 shares issued and outstanding at approximately $10.14 and $10.00 per share redemption value as of December 31, 2022 and 2021, respectively	309,134,766	304,750,000

Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of December 31, 2022 and 2021	-	-
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; no non-redeemable shares issued or outstanding as of December 31, 2022 and 2021	-	-
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 7,618,750 shares issued and outstanding as of December 31, 2022 and 2021	762	762

Accumulated deficit	(13,574,384)	(24,845,647)
Total shareholders’ deficit	(13,573,622)	(24,844,885)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption and Shareholders’ Deficit	$309,369,883	$305,684,512

The accompanying notes are an integral part of these financial statements.

F-23

KERNEL GROUP HOLDINGS, INC.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2022	2021
Operating expenses
General and administrative expenses	$992,819	$3,597,145
Administrative fees - related party	120,000	110,000
Loss from operations	(1,112,819)	(3,707,145)
Other income (expenses):
Change in fair value of warrant liabilities	12,299,146	25,361,875
Loss on issuance of Private Placement Warrants	-	(5,162,500)
Offering costs associated with issuance of warrants	-	(1,259,038)
Income from investments held in Trust Account	4,469,702	15,064
Net income	$15,656,029	$15,248,256

Weighted average shares outstanding of Class A ordinary shares, basic and diluted	30,475,000	27,552,740
Basic and diluted net income per Class A ordinary share	$0.41	$0.43
Weighted average shares outstanding of Class B ordinary shares, basic	7,618,750	7,523,459
Weighted average shares outstanding of Class B ordinary shares, diluted	7,618,750	7,618,750

Basic and diluted net income per Class B ordinary share	$0.41	$0.43

The accompanying notes are an integral part of these financial statements.

F-24

KERNEL GROUP HOLDINGS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Ordinary Shares				Additional		Total Shareholders’
	Class A		Class B		Paid-in	Accumulated	Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balance - December 31, 2020	-	$-	7,618,750	$762	$24,238	$(23,107)	$1,893
Accretion on Class A ordinary shares subject to possible redemption amount	-	-	-	-	(24,238)	(40,070,796)	(40,095,034)
Net income	-	-	-	-	-	15,248,256	15,248,256
Balance - December 31, 2021	-	-	7,618,750	762	-	(24,845,647)	(24,844,885)
Increase in redemption value of Class A ordinary shares subject to possible redemption	-	-	-	-	-	(4,384,766)	(4,384,766)

Net income	-	-	-	-	-	15,656,029	15,656,029
Balance - December 31, 2022	-	$-	7,618,750	$762	$-	$(13,574,384)	$(13,573,622)

The accompanying notes are an integral part of these financial statements.

F-25

KERNEL GROUP HOLDINGS, INC.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	$15,656,029	$15,248,256
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of warrant liabilities	(12,299,146)	(25,361,875)
Loss on issuance of Private Placement Warrants	-	5,162,500
Income from investments held in Trust Account	(4,469,702)	(15,064)
Offering costs associated with issuance of warrants	-	1,259,038
Changes in operating assets and liabilities:
Prepaid expenses	402,481	(437,212)
Accounts payable	50,631	797,392
Accrued expenses	227,857	1,721,858
Accrued expenses - related party	120,000	50,000
Net cash used in operating activities	(311,850)	(1,575,107)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	-	(304,750,000)
Net cash used in investing activities	-	(304,750,000)

Cash Flows from Financing Activities:
Proceeds from note payable to related party	-	37,000
Repayment of note payable to related party	-	(77,000)
Proceeds received from initial public offering, gross	-	304,750,000
Proceeds received from private placement	-	8,750,000
Offering costs paid	(70,000)	(6,659,948)
Net cash provided by (used in) financing activities	(70,000)	306,800,052

Net change in cash	(381,850)	474,945

Cash - beginning of the year	474,945	-
Cash - end of the year	$93,095	$474,945

Supplemental disclosure of noncash activities:
Offering costs included in accrued expenses	$-	$70,000
Deferred underwriting commissions	$-	$10,666,250

The accompanying notes are an integral part of these financial statements.

F-26

KERNEL GROUP HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Organization, Business Operations and Going Concern

Kernel Group Holdings, Inc. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on November 10, 2020. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”).

As of December 31, 2022, the Company had not yet commenced operations. All activity for the period from November 10, 2020 (inception) through December 31, 2022 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”), and since the closing of the Initial Public Offering, the search for an initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income on investments held in trust account from the proceeds derived from the Initial Public Offering.

The Company’s sponsor was Kernel Capital Holdings, LLC, a Delaware limited liability company (the “Original Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on February 2, 2021. On February 5, 2021, the Company consummated its Initial Public Offering of 30,475,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”), including 3,975,000 additional Units to cover the underwriters’ over-allotment (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of approximately $304.8 million, and incurring offering costs of approximately $17.4 million, of which approximately $10.7 million was for deferred underwriting commissions (see Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 8,750,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant with the Original Sponsor, generating gross proceeds of approximately $8.8 million (see Note 4).

On December 28, 2022 (the “Effective Date”), the Company entered into a purchase agreement with the Original Sponsor, and VKSS Capital, LLC, a Delaware corporation (the “New Sponsor” or “Sponsor”), pursuant to which the New Sponsor, or an entity designated by the New Sponsor, will purchase from the Original Sponsor 7,618,750 Class B ordinary shares of the Company, par value $0.0001 per share and 8,750,000 Private Placement Warrants, each of which is exercisable to purchase one Class A ordinary share of the Company, par value $0.0001 per share, for an aggregate purchase price of $1.00 payable at the time the Company effects the initial Business Combination. Upon the closing of the initial Business Combination, New Sponsor shall also convey 2,000,000 Class B ordinary shares to the equityholders of the Original Sponsor, as of the Effective Date, pro rata based on the equityholders’ underlying interest in the Company’s Class B ordinary shares as of the Effective Date (see Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, approximately $304.8 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee and has been invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 (the “Investment Company Act”), as amended, or the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target business or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

F-27

The Company will provide its holders of the Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to the amended and restated memorandum and articles of association (the “Amended and Restated Memorandum and Articles of Association”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by applicable law or stock exchange listing requirements, or the Company decides to obtain shareholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction or whether they were a Public Shareholder on the record date for the general meeting held to approve the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the holders of the Founder Shares (as defined in Note 4) prior to this Initial Public Offering (the “Initial Shareholders”) agreed to vote their Founder Shares and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the Initial Shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination. In addition, the Company agreed not to enter into a definitive agreement regarding an initial Business Combination without the prior consent of the New Sponsor.

Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provide that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Class A ordinary shares sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s New Sponsor, officers and directors agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association (A) to modify the substance or timing of the Company’s obligation to allow the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within 30 months (including six month extension) from the closing of the Initial Public Offering, or August 5, 2023, (the “Combination Period”) or (B) with respect to any other provisions relating to shareholders’ rights or pre-initial business combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Class A ordinary shares in conjunction with any such amendment.

F-28

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less taxes payable and up to $100,000 of interest to pay dissolution expenses).

The Initial Shareholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to their deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution in the Trust Account will be less than the $10.00 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the New Sponsor agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In the event that an executed waiver is deemed to be unenforceable against a third party, the New Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the New Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. There can be no guarantee that the Company will be successful in obtaining such waivers from its targeted vendors and service providers.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations, and/or search for a target company, the specific impact is not readily determinable as of the date of this financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements.

F-29

Going Concern

As of December 31, 2022, the Company had approximately $93,000 in its operating bank account and working capital deficit of approximately $2.8 million.

The Company’s liquidity needs to date have been satisfied through a contribution of $25,000 from Original Sponsor to cover for certain expenses in exchange for the issuance of the Founder Shares, the loan of $77,000 from the Original Sponsor under the Note (see Note 4), and the proceeds from the consummation of the Private Placement not held in the Trust Account. The Company repaid approximately $13,000 of the Note on February 5, 2021 and repaid the remaining amount due on the Note of approximately $64,000 on February 10, 2021. In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 4). As of December 31, 2022 and 2021, there were no amounts outstanding under any Working Capital Loans.

Management has determined that the Company has access to funds from the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors to meet its needs through the earlier of the consummation of a Business Combination or one year from this filing. Over this time period, the Company will be using these funds for paying existing accounts payable, identifying and evaluating prospective initial Business Combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Business Combination. In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that the liquidity condition, the date of the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after August 5, 2023. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern. Management plans to complete a business combination prior to the mandatory liquidation date.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) for financial information and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

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Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the warrant liabilities. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000 and investments held in Trust Account. As of December 31, 2022 and 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2022 and 2021.

Investments Held in Trust Account

The Company’s portfolio of investments held in the Trust Account is comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the ASC Topic 820, “Fair Value Measurements”, equals or approximates the carrying amounts represented in the balance sheets, except for warrant liabilities (see Note 9).

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Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers consist of:

●	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and
●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815, “Derivatives and Hedging”. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in connection with the Initial Public Offering and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised. The fair value of warrants issued in connection with the Private Placement has been estimated using a modified Black-Scholes model at each balance sheet date before December 2022 and subsequently has been measured by using the market value of the public warrants. The fair value of the warrants issued in connection with the Initial Public Offering was initially measured using a Monte-Carlo simulation and subsequently has been measured based on the market price at each measurement date when separately listed and traded. The determination of the fair value of the derivative liability may be subject to change as more current information becomes available and accordingly the actual results could differ significantly. Derivative liabilities are classified as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred through the Initial Public Offering that were directly related to the Initial Public Offering. Offering costs are allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs associated with derivative warrant liabilities are expensed as incurred, and presented as non-operating expenses in the statements of operations. Offering costs associated with the Class A ordinary shares issued were charged against the carrying value of Class A ordinary shares upon the completion of the Initial Public Offering. The Company classifies deferred underwriting commissions as non-current liabilities as their liquidation is not reasonably expected to require the use of current assets or require the creation of current liabilities.

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Class A Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as liability instruments and are measured at fair value. Conditionally redeemable Class A ordinary shares (including Class A ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A ordinary shares are classified as shareholders’ equity. The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of Initial Public Offering, the Company had 30,475,000 Class A ordinary shares subject to possible redemption, that are presented as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheets.

Under ASC 480-10S99, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying value of the security to equal the redemption value at the end of each reporting period. This method would view the end of the reporting period as if it were also the redemption date for the security. Effective with the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount, which resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

Net Income per Ordinary Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Income and losses are shared pro rata between the two classes of shares. This presentation assumes a business combination as the most likely outcome. Net income (loss) per ordinary share is calculated by dividing the net income (loss) by the weighted average number of ordinary shares outstanding for the respective period.

The calculation of diluted net income (loss) per ordinary share does not consider the effect of the warrants underlying the Units sold in the Initial Public Offering and the Private Placement Warrants to purchase 23,987,500 Class A ordinary shares in calculation of diluted income (loss) per share, because their exercise is contingent upon future events and their inclusion would be anti-dilutive under the treasury stock method. As a result, diluted net income (loss) per share is the same as basic net income (loss) per share for the years ended December 31, 2022 and 2021. Accretion associated with the redeemable Class A ordinary shares is excluded from earnings per share as the redemption value approximates fair value.

The Company has considered the effect of Class B ordinary shares that were excluded from weighted average number as they were contingent on the exercise of over-allotment option by the underwriters. Since the contingency was satisfied, the Company included these shares in the weighted average number as of the beginning of the interim period to determine the dilutive impact of these shares.

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The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of ordinary shares:

	For the Years Ended December 31,
	2022		2021
	Class A	Class B	Class A	Class B

Numerator:
Allocation of net income - basic	$12,524,823	$3,131,206	$11,977,673	$3,270,583
Allocation of net income - diluted	$12,524,823	$3,131,206	$11,945,221	$3,303,035

Denominator:
Weighted average ordinary shares outstanding, basic	30,475,000	7,618,750	27,552,740	7,523,459
Weighted average ordinary shares outstanding, diluted	30,475,000	7,618,750	27,552,740	7,618,750

Basic net income per ordinary share	$0.41	$0.41	$0.43	$0.43
Diluted net income per ordinary share	$0.41	$0.41	$0.43	$0.43

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes”. ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and 2021. The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

There is currently no taxation imposed on income by the government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, ASC Subtopic 820, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is still evaluating the impact of this pronouncement on the financial statements.

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 - Initial Public Offering

On February 5, 2021, the Company consummated its Initial Public Offering of 30,475,000 Units, including 3,975,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of approximately $304.8 million, and incurring offering costs of approximately $17.4 million, of which approximately $10.7 million was for deferred underwriting commissions.

Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 8).

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Note 4 - Related Party Transactions

Founder Shares

On November 19, 2020, the Original Sponsor paid an aggregate of $25,000 for certain expenses on behalf of the Company in exchange for issuance of 5,750,000 Class B ordinary shares (the “Founder Shares”). On January 11, 2021, the Company effected a 1 for 1.25 forward stock split of the Founder Shares that increased the number of outstanding Founder Shares from 5,750,000 to 7,187,500 shares, and the Original Sponsor transferred an aggregate of 75,000 Founder Shares to the independent directors and an aggregate of 50,000 Founder Shares to the Former Advisors. On February 2, 2021, the Company effected a 1 for 1.06 forward stock split of the Founder Shares that increased the number of outstanding Founder Shares from 7,187,500 to 7,618,750 shares and resulted in the Original Sponsor holding 7,493,750 Founder Shares. The Original Sponsor agreed to forfeit up to an aggregate of 993,750 Founder Shares to the extent that the option to purchase additional Units was not exercised in full by the underwriters or was reduced, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On February 5, 2021, the underwriter fully exercised its over-allotment option; thus, these 993,750 Founder Shares are no longer subject to forfeiture.

The Initial Shareholders agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, (x) if the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading-day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Public Shareholders having the right to exchange their ordinary shares for cash, securities or other property.

On December 28, 2022, the Company entered into a purchase agreement with the Original Sponsor, and the New Sponsor, pursuant to which the New Sponsor, or an entity designated by the New Sponsor, will purchase from the Original Sponsor 7,618,750 Class B ordinary shares of the Company, par value $0.0001 per share and 8,750,000 Private Placement Warrants, each of which is exercisable to purchase one Class A ordinary share of the Company, par value $0.0001 per share, for an aggregate purchase price of $1.00 payable at the time the Company effects the initial Business Combination. Upon the closing of the initial Business Combination, New Sponsor shall also convey 2,000,000 Class B ordinary shares to the equityholders of the Original Sponsor, as of the Effective Date, pro rata based on the equityholders’ underlying interest in the Company’s Class B ordinary shares as of the Effective Date.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated a private placement (the “Private Placement”) of 8,750,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant with the Original Sponsor, generating gross proceeds of approximately $8.8 million.

On December 28, 2022, the Original Sponsor transferred all Private Placement Warrants to the New Sponsor.

Each whole Private Placement Warrant is exercisable for one whole Class A ordinary share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Original Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

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Related Party Loans

On November 19, 2020, the Original Sponsor agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Initial Public Offering pursuant to a promissory note (the “Note”). The Note was non-interest bearing, unsecured and due upon the closing of the Initial Public Offering. The Company borrowed $77,000 outstanding under the Note. The Company repaid approximately $13,000 on February 5, 2021 and repaid the remaining amount of approximately $64,000 on February 10, 2021. Subsequent to the repayment, the facility was no longer available to the Company.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2022 and 2021, the Company had no borrowings under the Working Capital Loans.

Administrative Services Agreement

Commencing on the date that the Company’s securities were first listed on Nasdaq through the earlier of consummation of the initial Business Combination or its liquidation, the Company agreed to pay the Sponsor $10,000 per month for office space, administrative and support services. For the years ended December 31, 2022 and 2021, the Company incurred $120,000 and $110,000 for such services, respectively. As of December 31, 2022 and 2021, $170,000 and $50,000 were outstanding, respectively, and included in accrued expenses – related party as reflected in the accompanying balance sheets.

In addition, the Sponsor, officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The audit committee will review on a quarterly basis all payments that were made by the Company to the Sponsor, officers or directors, or the Company’s or their affiliates. Any such payments prior to an initial Business Combination will be made from funds held outside the Trust Account. For the years ended December 31, 2022 and 2021, the Company incurred approximately $14,000 and $0 of expenses in connection with compliance services with related party, respectively. As of December 31, 2022 and 2021, there were approximately $14,000 and $0 outstanding, respectively, included in accrued expenses – related party as reflected in the accompanying balance sheets.

Note 5 - Commitments and Contingencies

Registration and Shareholder Rights

The holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any Class A ordinary shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) were entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the effective date of the Initial Public Offering. The holders of these securities were entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders will be entitled to certain demand and “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

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Underwriting Agreement

The Company granted the underwriters a 45-day option from the final date of the prospectus relating to the Initial Public Offering to purchase up to 3,975,000 additional Units at the Initial Public Offering price less the underwriting discounts and commissions. On February 5, 2021, the underwriter fully exercised its over-allotment option.

The underwriters were entitled to an underwriting discount of $0.20 per unit, approximately $6.1 million in the aggregate, paid upon the closing of the Initial Public Offering. In addition, $0.35 per unit, or approximately $10.7 million in the aggregate will be payable to the underwriters for deferred underwriting commissions. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 6 – Warrants

As of December 31, 2022 and 2021, the Company had 15,237,500 Public Warrants and 8,750,000 Private Placement Warrants outstanding.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the Units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder (or the Company permit holders to exercise their warrants on a cashless basis under certain circumstances). The Company agreed that as soon as practicable, but in no event later than twenty (20) business days after the closing of the initial Business Combination, the Company will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

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The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except (i) that the Private Placement Warrants and the Class A ordinary shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (ii) except as described below, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or such its permitted transferees and (iii) the Sponsor or its permitted transferees will have the option to exercise the Private Placement Warrants on a cashless basis and have certain registration rights. If the Private Placement Warrants are held by someone other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by the Company in all redemption scenarios and exercisable by such holders on the same basis as the Public Warrants.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00:

Once the warrants become exercisable, the Company may call the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption; and
●	if, and only if, the last reported sale price (the “closing price”) of Class A ordinary shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period.

Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00:

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;
●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of Class A ordinary shares to be determined by reference to an agreed table based on the redemption date and the “fair market value” of Class A ordinary shares;
●	if, and only if, the closing price of Class A ordinary shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading-day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and
●	if the closing price of the Class A ordinary shares for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

The “fair market value” of Class A ordinary shares for the above purpose shall mean the volume weighted average price of Class A ordinary shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment).

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

F-38

Note 7 - Class A Ordinary Shares Subject to Possible Redemption

The Company’s Class A ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 30,475,000 Class A ordinary shares outstanding, which were all subject to possible redemption and are classified outside of permanent equity in the balance sheets.

The Class A ordinary shares subject to possible redemption reflected on the balance sheets are reconciled on the following table:

Gross proceeds received from Initial Public Offering	$304,750,000
Less:
Fair value of Public Warrants at issuance	(23,922,875)
Offering costs allocated to Class A ordinary shares	(16,172,159)
Plus:
Accretion on Class A ordinary shares to redemption value	40,095,034
Class A ordinary shares subject to possible redemption as of December 31, 2021	304,750,000
Accretion on Class A ordinary shares subject to possible redemption	4,384,766
Class A ordinary shares subject to possible redemption as of December 31, 2022	$309,134,766

Note 8 - Shareholders’ Deficit

Preference Shares-The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share. As of December 31, 2022 and 2021, there were no preference shares issued or outstanding.

Class A Ordinary Shares-The Company is authorized to issue 500,000,000 Class A ordinary shares with a par value of $0.0001 per share. Holders of the Company’s Class A ordinary shares are entitled to one vote for each share. As of December 31, 2022 and 2021, there were 30,475,000 Class A ordinary shares outstanding, all of which were subject to possible redemption and included as temporary equity (see Note 7).

Class B Ordinary Shares-The Company is authorized to issue 50,000,000 Class B ordinary shares with a par value of $0.0001 per share. On November 19, 2020, the Company issued 5,750,000 Class B ordinary shares to the Sponsor. On January 11, 2021, the Company effected a 1 for 1.25 forward stock split of the Class B ordinary shares, resulting in an aggregate of 7,187,500 Class B ordinary shares outstanding. On February 2, 2021, the Company effected a 1 for 1.06 forward stock split of the Class B ordinary shares that increased the number of outstanding Class B ordinary shares from 7,187,500 to 7,618,750 shares. Of the 7,618,750 Class B ordinary shares outstanding, up to 993,750 Class B ordinary shares were subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the Class B ordinary shares would collectively represent 20% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering. On February 5, 2021, the underwriter fully exercised its over-allotment option; thus, these 993,750 Class B ordinary shares were no longer subject to forfeiture. There were 7,618,750 shares issued and outstanding as of December 31, 2022 and 2021.

Class A ordinary shareholders and Class B ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Except as described below, holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the shareholders except as required by law.

F-39

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the Initial Public Offering, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities (as defined herein) or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, its affiliates or any member of the management team upon conversion of Working Capital Loans. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one to one.

Note 9 - Fair Value Measurements

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021 and indicate the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

	Fair Value Measured as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account - money market fund	$309,234,766	$-	$-	$309,234,766
Liabilities:
Warrant liabilities - public warrants	$86,854	$-	$-	$86,854
Warrant liabilities - private placement warrants	$-	$87,500	$-	$87,500

	Fair Value Measured as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Investments held in Trust Account - money market fund	$304,765,064	$-	$-	$304,765,064
Liabilities:
Warrant liabilities - public warrants	$7,923,500	$-	$-	$7,923,500
Warrant liabilities - private placement warrants	$-	$-	$4,550,000	$4,550,000

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement, upon trading of the Public Warrants in an active market in March 2021. The estimated fair value of the Private Placement Warrants was transferred from a Level 3 measurement to a Level 2 fair value measurement in December 2022, as the Black-Scholes model used historically did not produce a meaningful result, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant. There were no other transfers during the years ended December 31, 2022 and 2021.

Level 1 assets include investments in money market funds that invest solely in U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

For periods where no observable traded price was available, the fair value of the Public Warrants issued in connection with the Initial Public Offering, the Company utilized a binomial Monte-Carlo simulation to estimate the fair value of the public warrants at each reporting period and Black-Scholes Option Pricing Model to estimate the fair value of the private warrants at each reporting period, with changes in fair value recognized in the statements of operations.

F-40

The change in the fair value of the derivative warrant liabilities, measured using Level 3 inputs, for the years ended December 31, 2022 and 2021 is summarized as follows:

Warrant liabilities at January 1, 2021	$-
Issuance of Public and Private Placement Warrants	37,835,375
Public Warrants transfer to Level 1	(23,922,875)
Change in fair value of warrant liabilities	(9,362,500)
Warrant liabilities at December 31, 2021	4,550,000
Private Placement Warrants transfer to Level 2	(262,500)
Change in fair value of warrant liabilities	(4,287,500)
Warrant liabilities at December 31, 2022	$-

The estimated fair value of the derivative warrant liabilities is determined using Level 3 inputs. Inherent in a Monte-Carlo simulation and Black-Scholes Option Pricing model are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero. Any changes in these assumptions can change the valuation significantly. Significant increases (decreases) in the expected volatility in isolation would result in a significantly higher (lower) fair value measurement.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement date:

December 31, 2021
Exercise price	$11.50
Stock Price	$9.75
Term (in years)	4.85
Volatility	10.70%
Risk-free interest rate	1.24%
Dividend yield	0.00%

Note 10 - Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date financial statements were issued. Based upon this review, other than as described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

Charter Amendment

On February 3, 2023, the Company held an extraordinary general meeting of its shareholders, where the shareholders approved to amend the Company’s memorandum and articles of association to extend the Combination Period by up to six one-month extensions to August 5, 2023. To obtain each one-month extension, the Company, its Sponsor or any of their affiliates or designees must deposit into the Trust Account by the deadline applicable prior to the extension the lessor of $300,000 or $0.06 per share for each of the Company’s publicly held shares outstanding as of the deadline prior to the extension. The Company has deposited an aggregate of $300,000 into the Trust Account, representing $0.04 per public share remaining outstanding after the redemptions described below.

In connection with the shareholders’ meeting, shareholders holding 22,848,122 Class A ordinary shares exercised their right to redeem those shares for cash at an approximate price of $10.15 per share for an aggregate of approximately $231.9 million. Following the payment of the redemptions, approximately $74.7 million was left in the Trust Account before the extension payment.

F-41

Proposed Business Combination

On March 3, 2023, the Company entered into Business Combination Agreement by and among the Company, AIRO Group, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“ParentCo”), Kernel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“Kernel Merger Sub”), AIRO Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“AIRO Merger Sub”), the Company’s Sponsor, Dr. Chirinjeev Kathuria, in the capacity as the representative for the Company shareholders (the “Seller Representative”), and AIRO Group Holdings, Inc., a Delaware corporation (“AIRO Group Holdings”) (as may be amended and/or restated from time to time, the “Business Combination Agreement”), pursuant to which, among other things, the Company will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”).

In connection with the Domestication, each Class B ordinary share, par value $0.0001 per share, of the Company (the “Class B Ordinary Shares”) shall convert into a share of Class B common stock, par value $0.0001 per share, of the Company and each Class A ordinary share, par value $0.0001 per share, of the Company (the “Class A Ordinary Shares”) shall convert into a share of Class A common stock, par value $0.0001 per share, of the Company. Further, each share of Class B common stock of the Company and each share of Class A common stock of the Company that is then issued and outstanding shall convert automatically, on a one-for-one basis, into one share of the Company’s common stock (the “Kernel Common Stock”).

Following the domestication, the parties will effect the merger of Kernel Merger Sub with and into the Company, with the Company continuing as the surviving entity as a wholly owned subsidiary of ParentCo (the “First Merger”). Immediately following the First Merger, AIRO Merger Sub will merge with and into AIRO Group Holdings , with AIRO Group Holdings continuing as the surviving entity as a wholly owned subsidiary of ParentCo (the “Second Merger” and the other transactions contemplated by the Business Combination Agreement, together, the “Transaction”).

As consideration for the Second Merger, the holders of AIRO Group Holdings’ securities collectively shall be entitled to receive from ParentCo, in the aggregate, a number of shares of ParentCo common stock with an aggregate value equal to (the “AIRO Merger Consideration”) (a) $770,000,000 minus (b) the amount, if any, by which the net working capital is less than negative $500,000, plus (c) the amount, if any, by which the net working capital exceeds $500,000 (but not less than zero), minus (d) the amount, if any, by which the closing net debt exceeds the target net debt of $75,000,000, by more than $500,000 (but not less than zero), plus (e) the amount, if any, by which the target net debt of $75,000,000 exceeds closing net debt, minus (f) the amount, if any, by which the company transaction expenses exceed the target company transaction expenses of $14,000,000 (but not less than zero). In addition, holders of AIRO Group Holdings’ securities shall also be entitled to receive from ParentCo, in the aggregate, an additional shares of ParentCo common stock with an aggregate value of up to $330,000,000 in the event that for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”) ParentCo’s revenue is (i) greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, (ii) greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, and (iii) greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the stockholders of AIRO Group Holdings such stockholder’s pro rata share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000. In the event that ParentCo’s EBITDA for any Earnout Period is (i) greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, (ii) greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period and (iii) greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then ParentCo shall issue to each of the stockholders of AIRO Group Holding such stockholder’s pro rata share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

F-42

Working Capital Loans

During January and March 2023, the Company entered into loan agreements with eight investors and the Sponsor. Pursuant to the loan agreements, the investors loaned the Sponsor a total of $750,000, which will in turn be loaned by the Sponsor to the Company, to cover a portion of the extension fees with any balance to be used for the Company’s working capital. The loan accrues 8% interest per annum and shall be repaid upon closing the initial Business Combination. The Company intends to pay all principal under the loans and shall not be responsible for the payment of any interest on the loans.

On March 23, 2023, the Company entered into a subscription agreement with an investor and the Sponsor. Pursuant to the agreement, the investor loaned the Sponsor a total of $600,000, which will in turn be loaned by the Sponsor to the Company, to cover the Company’s working capital. The loan shall not accrue interest and shall be repaid upon closing the initial Business Combination.

In consideration of the loan, the Company will issue 600,000 shares of Class A common stock to the investor at the close of the Business Combination. The subscription shares shall be subject to no transfer restrictions of any other lock-up provisions, earn outs, or other contingencies.

F-43

AIRO Group Holdings, INC.

Condensed Consolidated Financial Statements

For the Nine Months Ended September 30, 2022 and 2021

F-44

AIRO Group Holdings, Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$1,336,911	$13,622
Restricted cash	223,261	50,000
Accounts receivable, net	1,338,875	1,354,284
Related party receivables	378,981	-
Inventory	2,399,431	4,048,520
Inventory reserve	-	-
Prepaid expenses and other current assets	793,049	824,550
Deferred offering costs	2,083,261	-
Tax receivable	778,914	-
Total current assets	9,332,683	6,290,976
Property and equipment, net	11,190,779	275,912
Right-of-use operating lease assets	1,112,032	-
Goodwill	115,183,429	-
Intangible assets, net	111,612,810	3,158,617
Other assets	167,422	51,703
Total assets	$248,599,155	$9,777,208

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$10,046,330	$1,747,637
Related party payables	875,700	572,034
Accrued expenses	3,915,898	1,546,461
Operating lease liabilities, current	489,731	-
Deferred revenue	170,450	248,209
Related party borrowings	2,543,439	10,418
Revolving lines of credit	1,464,396	1,154,654
Current maturities of debt	4,810,654	-
Total current liabilities	24,316,598	5,279,413
Long-term debt, net of current maturities	19,270,634	32,184,335
Deferred compensation	7,162,694	-
Preferred stock warrant liability	-	5,592,794
Deferred tax liability	351,075	-
Long-term deferred revenue	17,714	24,166
Operating lease liabilities, noncurrent	627,577	-
Other long-term liabilities	50,000	4,508,343
Contingent consideration	21,000,553	-
Derivative liability	-	9,652,930
Total liabilities	72,796,845	57,241,981

Commitments and contingencies (Note 14)
Redeemable convertible preferred stock	-	58,780,134
Stockholders’ equity (deficit):
Common stock, $0.000001 par value; 35,000,000 shares authorized; 27,858,276 and 5,876 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	28	-
Additional paid-in capital	293,865,407	3,506,353
Treasury stock, at cost	-
Stockholder loan	(5)	-
Accumulated other comprehensive loss	(1,716,521)	-
Accumulated deficit	(116,346,599)	(109,751,260)
Total stockholders’ equity (deficit)	175,802,310	(106,244,907)
Total liabilities, redeemable convertible preferred stock, and stockholders’ equity (deficit)	$248,599,155	$9,777,208

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-45

AIRO Group Holdings, Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Nine months ended September 30,
	2022	2021
Revenue	$13,622,077	$8,731,326
Cost of revenue	10,460,497	5,895,218
Gross profit	3,161,580	2,836,108

Operating expenses:
Research and development	7,181,316	903,223
Sales and marketing	3,503,259	1,989,574
General and administrative	8,201,691	1,722,460
Total operating expenses	18,886,266	4,615,257
Loss from operations	(15,724,686)	(1,779,149)
Other income (expense):
Interest expense, net	(2,868,107)	(2,484,454)
Change in fair value of derivative liabilities	665,747	(8,162,148)
Gain (loss) on extinguishment of debt	(540,873)	705,579
Other income (expense), net	1,666,703	(3,136,077)
Total other expense	(1,076,530)	(13,077,100)
Loss before income tax benefit (expense)	(16,801,216)	(14,856,249)
Income tax benefit (expense)	10,205,877	(9,401)
Net loss	$(6,595,339)	$(14,865,650)

Net loss per share - basic and diluted	$(0.35)	$(1,958.58)

Weighted-average number of common shares used in computing net loss per share, basic and diluted	18,860,691	7,590

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-46

AIRO Group Holdings, Inc.

Condensed Consolidated Statements of comprehensive loss

(Unaudited)

	Nine months ended September 30,
	2022	2021
Net loss	$(6,595,339)	$(14,865,650)
Other comprehensive loss:
Foreign currency translation, net of tax	(1,716,521)	-
Total other comprehensive loss	(1,716,521)	-
Comprehensive loss	$(8,311,860)	$(14,865,650)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-47

AIRO Group Holdings, Inc.

Condensed Consolidated Statements of Stockholders’ Equity (Deficit)

(Unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Stockholder	Accumulated Other Comprehensive	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Loan	Loss	Deficit	(Deficit)
Balance as of January 1, 2022	22,007,751	$58,780,134	5,876	$-	$3,506,353	$-	$-	$(109,751,260)	$(106,244,907)
Warrant exercised	2,833,885	286,500	327	-	9,154	-	-	-	9,154
Conversion of debt into preferred stock	16,124,927	32,249,855	-	-	-	-	-	-	-
Conversion of preferred stock to common stock	(40,966,563)	(91,316,489)	2,569,555	3	91,316,486	-	-	-	91,316,489
Reclassification of warrant liability	-	-	-	-	3,568,887	-	-	-	3,568,887
Issuance of common stock in connection with business combinations	-	-	8,052,215	8	184,788,804	-	-	-	184,788,812
Fair value of warrants assumed	-	-	-	-	2,117,326	-	-	-	2,117,326
Fair value of stock options assumed	-	-	-	-	9,092,688	-	-	-	9,092,688
Contribution of assets from Agile Defense and AIRO Drone	-	-	-	-	819,806	-	-	-	819,806
Holdings reverse recapitalization	-	-	17,230,303	17	(2,292,999)	(5)	-	-	(2,292,987)
Stock-based compensation	-	-	-	-	938,902	-	-	-	938,902
Foreign currency translation adjustment	-	-	-	-	-	-	(1,716,521)	-	(1,716,521)
Net loss	-	-	-	-	-	-	-	(6,595,339)	(6,595,339)
Balance as of September 30, 2022	-	$-	27,858,276	$28	$293,865,407	$(5)	$(1,716,521)	$(116,346,599)	$175,802,310

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Stockholder	Accumulated Other Comprehensive	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Loan	Loss	Deficit	(Deficit)
Balance as of January 1, 2021	26,692,633	$61,034,752	7,590	$-	$3,636,859	$-	$-	$(89,222,406)	$(85,585,547)
Stock-based compensation	-	-	-	-	2,996	-	-	-	2,996
Net loss	-	-	-	-	-	-	-	(14,865,650)	(14,865,650)
Balance as of September 30, 2021	26,692,633	$61,034,752	7,590	$-	$3,639,855	$-	$-	$(104,088,056)	$(100,448,201)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-48

AIRO Group Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(6,595,339)	$(14,865,650)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	938,902	2,996
Provision for (recovery of) doubtful accounts	(11,753)	43,237
Non-cash interest	2,086,640	2,422,915
Gain on forgiveness of PPP loan	-	(705,579)
Loss on extinguishment of debt	540,873	-
Loss on disposal of property and equipment	10,005	-
Depreciation and amortization	6,559,020	788,328
Accretion of deferred compensation assumed	490,572	-
Amortization of right-of-use lease assets	372,511	-
Change in fair value of contingent consideration	(2,038,779)	1,229,433
Change in fair value of investor subordinated convertible notes end-of-term payments	1,358,160	6,932,715
Change in fair value of preferred stock warrant liability	(2,023,907)	3,215,443
Patent intangible asset impairment	194,730	-
Change in deferred tax accounts	(10,181,947)	-
Changes in operating assets and liabilities:
Accounts receivable	357,115	608,105
Related party receivables	(40,499)	13,635
Prepaid expenses and other assets	601,304	(2,329)
Inventory	2,508,846	119,272
Accounts payable, accrued expenses and other long-term liabilities	2,152,060	174,968
Related party payables	110,814	(139,349)
Lease liabilities	(362,530)	-
Deferred revenue	(1,605,202)	47,336
Deferred compensation	1,131,707	-
Net cash used in operating activities	(3,446,697)	(114,524)
Cash flows from investing activities:
Cash acquired in acquisitions of businesses	946,983	-
Purchase of property and equipment and investment in intangible assets	(75,062)	(28,635)
Sale of property and equipment	127,800	-
Net cash provided by (used in) investing activities	999,721	(28,635)
Cash flows from financing activities:
Change in lines of credit	(292,484)	(664,339)
Change in related party lines of credit	939,991	-
Proceeds from borrowings	2,895,000	821,237
Repayments on borrowings	(511,926)	(16,245)
Proceeds from related party borrowings	700,000	-
Repayments on related party borrowings	(18,000)	-
Proceeds from the exercise of warrants	295,654	-
Debt issuance costs paid	(25,000)	(25,000)
Payment of contingent consideration	(45,000)	-
Net cash provided by financing activities	3,938,235	115,653
Effect of exchange rate changes	5,291	-
Net increase (decrease) in cash, cash equivalents and restricted cash	1,496,550	(27,506)
Cash, cash equivalents and restricted cash as of beginning of period	63,622	132,514
Cash, cash equivalents and restricted cash as of end of period	$1,560,172	$105,008

Supplemental disclosure of non-cash financing and investing activities:
Common stock issued in business combinations	$184,788,812	$-
Fair value of warrants assumed in business combinations	$2,117,326	$-
Fair value of stock options assumed in business combinations	$9,092,688	$-
Contribution of assets from Agile Defense and AIRO Drone	$819,806	$-
Contingent consideration obligations assumed in business combinations	$23,330,000	$-
AIRO Holdings reverse recapitalization	$(2,292,987)	$-
Conversion of debt to preferred stock	$32,249,855	$-
Other long-term liabilities converted to convertible debt	$483,333	$-
Preferred stock converted to common stock	$91,316,489	$-
Reclassification of warrant liability to equity	$3,568,887	$-
Right-of-use assets obtained in exchange for operataing lease liabilities (upon adoption of ASC 842)	$1,151,848	$-
Financing of insurance premiums	$250,357	$-
Deferred offering costs included in accounts payable and accrued expenses	$2,083,261	$-
Purchases of property and equipment included in accounts payable	$2,593,740	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-49

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

AIRO Group, Inc. (“AIRO Group”), a Delaware corporation was formed on March 16, 2020, for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry to develop its business across four primary divisions: (i) Advanced Avionics; (ii) Training; (iii) Uncrewed Air Systems; and (iv) Electric Air Mobility. On October 5, 2021, AIRO Group underwent a reorganization to form AIRO Group Holdings, Inc. (“Holdings”) by exchanging all of its outstanding common stock for common shares of Holdings and becoming a wholly owned subsidiary of Holdings. AIRO Group was deemed the predecessor to Holdings and the historical results of AIRO Group were deemed the historical results of Holdings for periods prior to and including October 4, 2021.

In October 2021, Holdings entered into a series of plan of merger and equity purchase agreements (the “Merger Agreements”) with AIRO Drone, LLC (“AIRO Drone”), Agile Defense, LLC (“Agile Defense”), Coastal Defense Inc. (“Coastal Defense”), Jaunt Air Mobility, LLC (“Jaunt”), and Aspen Avionics, Inc. (“Aspen Avionics”). The Company also entered into an equity purchase agreement (“Equity Agreement”) with Sky-Watch A/S (“Sky-Watch”). AIRO Drone, Agile Defense, Coastal Defense, Jaunt, Aspen Avionics and Sky-Watch together represent the “Merger Entities.” Under the Merger Agreements, the parties entered into a series of transactions in which Holdings would acquire all of the equity of the Merger Entities. Between February and April 2022, the mergers of the Merger Entities with Holdings were completed. The transactions constitute acquisitions of related businesses under linked contracts accounted for as a put-together transaction (the “Put-Together Transaction”).

The Company has organized the assembled businesses into four primary divisions consisting of: (i) Advanced Avionics (Aspen Avionics); (ii) Training (Coastal Defense and Agile Defense); (iii) Uncrewed Air Systems (Sky-Watch and AIRO Drone); and (iv) Electric Air Mobility (Jaunt). Advanced Avionics develops, manufactures, and sells avionics and electronic global position system (“GPS”) sensors for the General Aviation (“GA”) and Unmanned Aerial Systems (“UAS”) and Electric Vertical Takeoff and Landing (“eVTOL”) market segments. The Training Division provides training and advisory services to the U.S. military and the private aerospace industry. The Uncrewed Air Systems Division provides drones, drone platforms and services used for civilian, commercial, and military applications. The Electric Air Mobility Division builds next generation aircraft to meet the growing demands for faster, more affordable, and environmentally more sustainable travel over urban areas.

Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of Holdings and its wholly owned subsidiaries, including AIRO Group, AIRO Drone, Agile Defense, Jaunt, Sky-Watch, Coastal Defense, and Aspen Avionics (together, the “Company”). All intercompany accounts and transactions have been eliminated in consolidation.

Aspen Avionics was determined to be the accounting acquirer in the Put-Together Transaction. The merger of Holdings and Aspen Avionics is reflected for accounting purposes as a reverse recapitalization. In the reverse recapitalization, Aspen Avionics is treated as if it were the legal successor to Holdings’ reporting obligation as of the date of the acquisition and the condensed consolidated financial statements represent the continuation of the consolidated financial statements of Aspen Avionics, except for the capital structure which has been adjusted to reflect the legal capital structure of Holdings. The condensed consolidated financial statements presented for the nine months period ended September 30, 2022 are those of Aspen Avionics for the entire period and those of the other Merger Entities and Holdings as of the Merger Dates to the end of the period ended September 30, 2022. The condensed consolidated financial statements for the nine months period ended September 30, 2021 are those of Aspen Avionics. The historical equity of Aspen Avionics has been adjusted to the legal capital structure of Holdings based upon the Holdings shares issued in the reverse recapitalization at a ratio of 864 Aspen Avionics shares to 1 Holdings share.

F-50

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements reflect all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of such interim results.

The results for the unaudited interim condensed consolidated statements of operations are not necessarily indicative of results to be expected for the year ending December 31, 2022 or for any future interim period. The unaudited interim condensed consolidated financial statements do not include all of the disclosures required by U.S. GAAP for complete financial statements. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021 and notes thereto.

Liquidity and Management’s Plans

The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception. As of September 30, 2022, the Company had minimal cash and cash equivalents of $1,336,911 and a working capital deficit of $14,983,915 including debt payments due within one year of $8,828,906. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is actively pursuing an initial public offering (“IPO”) and a transaction with a special purpose acquisition company (“SPAC”). Management expects to use the proceeds from the IPO or SPAC transaction to support the operations of the consolidated entity, settle the outstanding indebtedness assumed from the Merger Entities and to pay the consideration owed to certain entities acquired in connection with the closing of the mergers. There can be no assurance that the IPO or SPAC transaction will be successful. In the event the Company does not complete its IPO or SPAC transaction, the Company will seek additional funding through other means including private equity financing and debt financing. The accompanying unaudited interim condensed consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments, estimates and assumptions are used to determine litigation and claims and other asset and liability amounts. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from these estimates and these differences may be material.

F-51

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Business Combinations and Asset Acquisitions

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the consideration transferred over the fair value of assets acquired and liabilities assumed on the acquisition date. While the Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. Examples of estimates and assumptions in valuing certain of the intangible assets and goodwill the Company has acquired include, but are not limited to, future expected cash flows from acquired developed technologies, customer relationships, and tradenames. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

The authoritative guidance allows a measurement period of the purchase price allocation that ends when the entity has obtained all relevant information about facts that existed at the acquisition date, and that cannot exceed one year from the date of acquisition. As a result, during the measurement period the Company may record adjustments to the fair values of assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon conclusion of the measurement period or final determination of the values of the assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments will be recorded to the condensed consolidated statements of operations.

Where the purchase of an entity or net assets does not meet the definition of a business, the Company accounts for the transaction as an asset acquisition. In an asset acquisition, the purchase price is allocated to the net assets acquired on a relative fair value basis, and no goodwill is recognized in the transaction. Direct costs for asset acquisitions are generally considered part of the purchase price.

Business Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are maintained with financial institutions and the composition and maturities are regularly monitored by management. Deposits at any time may exceed federally insured limits.

To date, Holdings has not raised significant capital. Until significant capital is raised, pursuit of the Company’s strategy may be constrained, which may have a material adverse effect on future results. In addition, the Company’s operational structure includes an existing operating business and early-stage businesses in emerging and developing markets that are concentrated in an industry characterized by rapid technological advances, changes in customer requirements, and evolving regulatory requirements and industry standards. Any significant delays in the development or introduction of products or services, or any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements, or changes in regulatory requirements or industry standards, could have a material adverse effect on the Company’s business and operating results.

The Company’s business, results of operations, and financial condition for the foreseeable future will likely continue to depend on sales to a relatively small number of customers. In the future, these customers may decide not to purchase the Company’s products, may purchase fewer products than in previous years, or may alter their purchasing patterns. Further, the amount of revenue attributable to any single customer or customer concentration generally may fluctuate in any given period. In addition, a decline in the production levels of one or more of the Company’s major customers could reduce revenue. The loss of one or more key customers, a reduction in sales to any key customer or the Company’s inability to attract new significant customers could negatively impact revenue and adversely affect the Company’s business, results of operations, and financial condition.

F-52

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Business Risk and Concentration of Credit Risk, continued

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a “Public Health Emergency of International Concern,” while the Company’s operations have not been significantly impacted by the COVID-19 outbreak, the COVID-19 outbreak has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The COVID-19 outbreak, and government responses are creating disruption in global supply chains and adversely impacting many industries. The COVID-19 outbreak could have a material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 outbreak. Nevertheless, the COVID- 19 outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Supply Risk

During the nine months ended September 30, 2022 and 2021, purchases from three vendors and four vendors constituted approximately 51% and 70%, respectively, of total inventory purchases.

Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less from the date of purchase to be cash equivalents. The Company had cash equivalents of $602,676 and zero as of September 30, 2022 and December 31, 2021, respectively.

Restricted Cash

The Company had $223,261 and $50,000 in restricted cash as of September 30, 2022 and December 31, 2021, respectively. Restricted cash is comprised of cash held in an account subject to collateral agreements to be used for the payment on revolving credit card balances.

Accounts Receivable, Net

Accounts receivable are reported on the accompanying condensed consolidated balance sheets at the gross outstanding amount adjusted for an allowance for doubtful accounts based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. The Company determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. As of September 30, 2022 and December 31, 2021, the Company has provided an allowance for doubtful accounts of $49,774 and $61,527, respectively, for amounts that may ultimately be uncollectible. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

F-53

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is primarily determined based on standard cost and approximates actual cost on a first in, first out basis. Work-in-process and finished goods include materials, labor and allocated overhead. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. Reductions to the carrying value of inventory are charged to cost of revenue and a new, lower cost basis for that inventory is established. Subsequent changes to facts or circumstances do not result in the restoration or increase in the related inventory value. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Fair Value Measurements

The Company applies the requirements of the fair value measurements framework, which establishes a hierarchy for measuring fair value and requires enhanced disclosures about fair value measurements. The fair value measurement guidance clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement guidance also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy in which these assets and liabilities must be grouped based on significant levels of inputs as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:	Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.
Level 3:	Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

F-54

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

The following is a summary of the financial assets and liabilities measured at fair value on a recurring basis by caption and by level within the fair value hierarchy as of September 30, 2022 and December 31, 2021:

	Fair value as of September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Money market investments	$602,676	$-	$-	$602,676
Total financial assets	$602,676	$-	$-	$602,676
Liabilities:
Debt	$-	$-	$18,770,634	$18,770,634
Contingent consideration	-	-	21,000,553	21,000,553

Total financial liabilities	$-	$-	$39,771,187	$39,771,187

	Fair value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Investor convertible subordinated notes-end-of-term payments	$-	$-	$9,652,930	$9,652,930
Preferred stock warrant liability	-	-	5,592,794	5,592,794

Total financial liabilities	$-	$-	$15,245,724	$15,245,724

There were no financial assets measured at fair value on a recurring basis as of December 31, 2021. There were no transfers between Levels 1, 2, or 3 within the fair value hierarchy for the nine months ended September 30, 2022 and 2021.

Debt

As discussed in Note 4. Revolving Lines of Credit and Long-Term Debt, the Company modified certain debt arrangements as of March 31, 2022. The debt was recorded at present value to estimate the fair value of the debt obligation as of September 30, 2022. The effective interest rate in the fair value shown above was 12.5%.

F-55

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

Contingent Consideration

The contingent consideration includes i) an obligation assumed from Jaunt on the date of acquisition that is contingent on future cash receipts and ii) an earnout liability payable contingent upon certain revenue milestones over a period of time, see Note 2. Put-Together Transaction. The contingent consideration liability is measured at fair value on a recurring basis for which there was no available quoted market prices or principal markets. The inputs for this measurement were unobservable and were, therefore, classified as Level 3 inputs. The obligation assumed from Jaunt was valued using a discounted cash flow model and the earnout liability was valued using a Monte Carlo simulation. As of September 30, 2022, the obligation assumed from Jaunt was valued using a discount factor of 47% and had a total fair value of $17,479,000. For the earnout liability, the underlying simulated variable includes recognized revenue. The recognized revenue volatility estimate was based on a study of historical asset volatility for a set of comparable public companies. The model includes other assumptions including the market price of risk, which was calculated as the weighted-average cost of capital less the long-term risk-free rate. As of September 30, 2022, the inputs used included a volatility of 62.6%, a market price of risk of 27.7%, a cost of capital of 15.0% and a risk-free rate of 2.4% and the total fair value of the earnout liability was $3,521,533.

Derivative Liability - Investor Convertible Subordinated Notes – End-of-Term-Payments

Investor convertible subordinated notes issued prior to 2018 included a provision that stated that upon a liquidation event (as defined in Aspen Avionics’ articles of incorporation, including among other terms, an equity exit event), the holders of the notes have the option to receive an end-of-term payment that is a multiple of principal and accrued interest in exchange as full payment for the cancelation of the notes. The end-of-term payment related to notes was 200% and 100% of principal and accrued interest for the notes issued in 2015 and the notes issued after 2015 but prior to 2018, respectively. The end-of-term payment was in addition to the principal and accrued interest due. This option provision met the definition of an embedded derivative and is accounted for as a standalone liability that was measured at fair value on a recurring basis. As there was no available quoted market price or principal markets, the derivative is classified as a Level 3 liability. The fair value was determined based on discounted cash flow of a range of possible future expected enterprise values from a liquidation event reduced by senior debt obligations. During the nine months ended September 30, 2022, the derivative liability was derecognized as all of the notes issued prior to 2018 were converted to equity. The fair value of the end-of-term payments derivative liability was $9,652,930 as of December 31, 2021.

The Company estimated the fair value of the derivative liability using a binomial model to estimate enterprise values. Inputs into the binomial model included the estimated value of the Company using a weighted-average probability analysis, the risk-free interest rate, volatility, and the expected settlement period. As of March 31, 2022, the date of derecognition, to determine the estimated value the Company used various value scenarios weighted between 10% to 40%, a risk-free interest rate of 0.52%, volatility of 50% and an expected settlement period of 0.3 years.

Preferred Stock Warrant Liability

The preferred stock warrant liability is a standalone liability that is measured at fair value on a recurring basis for which there were no available quoted market prices or principal markets. The inputs for this measurement were unobservable and were, therefore, classified as Level 3 inputs. The fair value is determined based on a Black-Scholes option valuation model to value the initial liability and subsequent changes in fair value at each reporting date. In connection with the warrant exercises and cancellations as discussed in Note 6. Common Stock, Redeemable Convertible Preferred Stock and Warrants, the warrants were revalued immediately before the exercises and cancellations and the remaining fair value was reclassified to stockholders’ equity (deficit).

F-56

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Fair Value Measurements, continued

Preferred Stock Warrant Liability, continued

The remaining preferred stock warrants were cancelled on April 1, 2022 in connection with the merger of Aspen Avionics with Holdings. The fair value of the preferred stock warrant liability was determined using the following assumptions as of April 1, 2022, the cancellation date, and December 31, 2021:

	April 1, 2022	December 31, 2021
Fair value of redeemable convertible preferred stock	$1.64	$1.75
Expected volatility	50.2%	50.0%
Remaining term (years)	0.1	4.5
Risk-free interest rate	0.15%	1.26%
Dividend yield	0%	0%

The changes in fair value of the Level 3 financial liabilities for the nine months ended September 30, 2022 were as follows:

			Investor
			Convertible
			Subordinated
		Contingent	Notes - End-of Term	Preferred Stock Warrant
	Debt	Consideration	Payments	Liability
Balance as of January 1, 2022	$-	$-	$9,652,930	$5,592,794
Additions	17,622,258	23,330,000	-	-
Change in fair value	1,148,376	(2,284,447)	1,358,160	(2,023,907)
Settlement	-	(45,000)	(11,011,090)	(3,568,887)
Balance as of September 30, 2022	$18,770,634	$21,000,553	$-	$-

The change in the fair value of the debt is included in “Interest expense, net” on the condensed consolidated statements of operations and represents the amortization of the debt discount. The change in the fair value of the contingent consideration, which includes the effect of translating the contingent consideration with Sky-Watch from local currency to reporting currency, is included in “Other income (expense), net” on the condensed consolidated statements of operations. The change in fair value of the end-of-term payments and preferred stock warrant liability derivatives are included in “Change in fair value of derivative liabilities” on the condensed consolidated statements of operations.

Fair Value of Financial Instruments

The carrying value of cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses approximates fair value due to the short time to maturity. The carrying value of the Company’s borrowings approximates fair value based on current rates offered to the Company.

F-57

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity issuances as deferred offering costs until such equity issuances are consummated. After consummation of the equity issuance, these costs are recorded as a reduction in the capitalized amount associated with the equity issuance. Should the equity issuance be delayed or abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the condensed consolidated statements of operations.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability approach method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases, as well as for net operating losses and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more-likely-than-not to be realized.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will more-likely-than-not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. Interest and penalties, if applicable, are recorded in the period assessed as income tax expense. No interest or penalties have been accrued for as of September 30, 2022 or December 31, 2021.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is provided primarily utilizing the straight-line method for condensed consolidated financial statement purposes at rates based on the following useful lives:

Aircraft equipment	5 - 20 years
Machinery and equipment	2 - 15 years
Furniture and fixtures	3 - 10 years
Leashold improvements	The shorter of the useful life or term of the lease
Software	3 - 7 years

Additions, improvements, and expenditures that significantly add to the productivity or extend the economic life of assets are capitalized. Any amounts incurred as recurring expenditures or that do not extend or improve the economic life of the asset are expensed as incurred.

F-58

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of net identifiable assets acquired in a business combination. Goodwill is not amortized and is tested at the reporting unit level for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company has selected October 1st as the date to perform its annual impairment test. In the valuation of goodwill, management must make assumptions regarding estimated future cash flows to be derived from the Company’s business. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment for these assets. Management may first evaluate qualitative factors to assess if it is more likely than not that the fair value of a reporting unit is less than its carrying amount and to determine if an impairment test is necessary. Management may choose to proceed directly to the evaluation, bypassing the initial qualitative assessment. The impairment test involves comparing the fair value of the reporting unit to which goodwill is allocated to its net book value, including goodwill. A goodwill impairment loss would be the amount by which a reporting unit’s carrying value exceeds its fair value, however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. No goodwill impairment charges have been recorded for any period presented.

Definite-lived Intangible Assets

The Company performs valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and allocates the purchase price of the acquired business to the respective net tangible and intangible assets. The Company determines the appropriate useful life by performing an analysis of expected cash flows based on historical experience of the acquired businesses. Intangible assets are amortized over their estimated useful lives using the straight-line method which approximates the pattern in which the economic benefits are consumed. The Company capitalizes third-party legal costs and filing fees, if any, associated with obtaining patents. Once the patent asset has been placed in service, the Company amortizes these costs over the shorter of the asset’s legal life, generally 20 years from the initial filing date, or its estimated economic life using the straight-line method. The estimated useful lives for the Company’s intangible assets are as follows:

Estimated useful life
Developed technology	8 to 13 years
Tradenames - definite-lived	4 to 8 years
Customer relationships	3 to 7 years
Patents	up to 20 years

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such evaluation indicates that the carrying amount of the asset or the asset group is not recoverable, any impairment loss would be equal to the amount the carrying value exceeds the fair value. During the nine months ended September 30, 2022, the Company wrote off $194,730 of patent costs. There was no impairment during the nine months ended September 30, 2021.

F-59

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Revenue Recognition

The Company recognizes revenue when, or as, it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company accounts for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectibility of the contract consideration is probable.

For certain sales, the Company has contracts with customers that include multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, by allocating the contract’s total transaction price to each performance obligation in an amount based on the relative standalone selling price (“SSP”) of each distinct good or service in the contract. The Company determines the SSP based on its overall pricing objectives, taking into consideration market conditions. Determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when control of the promised services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company’s contracts do not include highly variable components. The timing of revenue recognition, billings, and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities). The costs to obtain contracts, primarily commission expenses, are expensed when incurred.

Amounts that are invoiced are recorded in accounts receivable and revenues or deferred revenue, depending on whether the revenue recognition criteria have been met. The Company generally invoices customers for products at the time of delivery, while professional services are invoiced either upfront or upon meeting certain milestones. Customer invoices generally have payment terms of net 30 days and do not have a significant financing component.

The Company’s revenues are derived from various sources: (i) avionics products consisting primarily of hardware with embedded firmware sold to an authorized dealer network and avionics and global navigation satellite system technologies (“GNSS”) products sold to original equipment manufacturers (“OEMs”), (ii) research and development (“R&D”) projects, (iii) sales-based royalties related to GNSS technology licensed to OEMs, (iv) consultation and training services related to aerial integration and close air support providing the latest tactics, technique, and procedures (“TTP”) to incorporate contract close air support/intelligence surveillance reconnaissance (“CCAS/ISR”) with video downlink systems into tactical operations, (v) technology and equipment sales (vi) mini unmanned aerial systems (“MUAS” or “commercial drones”) sales, including hardware, software, training and product service, and (vii) drone services, including surveys, imaging, security, and other drone applications.

F-60

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

The Company expenses costs to obtain a contract as incurred when the amortization period is one year or less.

In general, revenue is disaggregated by segment and geography. See Note 15. Segment Information.

Product Revenue

Product revenue, which includes avionics, MUAS/commercial drones and other equipment sales, is recognized upon the transfer of control of promised products to the customer in an amount that depicts the consideration the Company is entitled to for the related products. Product revenue is recognized upon shipment or delivery and title and risk of loss have transferred to the customer.

Service and Extended Warranty Revenue

Service revenue includes drone services, training, consultations and out-of-warranty repairs. Revenue from services rendered is recognized at a point in time when control of service is transferred to the customer. When applicable, the Company recognizes revenue upon invoicing in amounts that correspond directly with the value to the customer of performance completed to date which primarily includes professional service arrangements entered on a time and materials basis.

Extended warranties are service-type warranties and are typically sold under separate contracts. Revenue for those extended warranties is recognized over the contractual service period, which is typically two years.

Research and Development Contracts

Revenue from engineering development projects is recognized over a period of time based on the input method and is measured by the percentage of total labor and materials cost incurred to date to estimated total labor and materials cost at completion for each contract. The input method of accounting involves considerable use of estimates in determining revenues, costs, and profits and in assigning the amounts to accounting periods; as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period.

Sales-based Royalties

Revenue for sales-based royalties is recognized at a point in time. Revenue from sales-based royalties is recognized as subsequent sales occur.

The following table summarizes the revenue recognition based on time periods for the nine months ended September 30:

	Nine months ended September 30,
	2022	2021
Point in time	$13,305,450	$8,697,966
Over time	316,627	33,360
	$13,622,077	$8,731,326

F-61

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

The contract liabilities as of September 30, 2022 were $188,164, the majority of which is expected to be recognized within twelve months. The Company had no contract assets as of September 30, 2022 and December 31, 2021. As of December 31, 2021, there were contract liabilities of $272,375, of which $136,803 was recognized during the nine months ended September 30, 2022.

Customer Concentrations

During the nine months ended September 30, 2022, one customer accounted for approximately 20% of the Company’s revenue. During the nine months ended September 30, 2021, no customers individually accounted for over 10% of the Company’s revenue. As of September 30, 2022, one customer individually accounted for 12% of accounts receivable. As of December 31, 2021, no customers individually accounted for over 10% of the Company’s accounts receivable.

Cost of Revenue

Cost of revenue includes labor cost and direct material cost, including freight and duties. Indirect production costs comprising of consumables, cost of sales freight, quality related costs and production maintenance costs are also included in cost of revenue.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the nine months ended September 30, 2022 and 2021 was $117,172 and $215,074, respectively.

Shipping and Handling

Shipping charges billed to customers are included in revenue and related costs are included in cost of revenue.

Product Warranty

Drone Product Warranty

The Company provides a one-year warranty on certain drone sales provided the customer enters into a one-year service-and-support contract. Estimated future warranty obligations related to those products are recorded during the period of sale.

Avionics Product Warranty

The Company establishes warranty reserves based on estimates of avionics product warranty return rates and expected costs to repair or to replace the avionics products under warranty. The warranty provision is recorded as a component of cost of revenue in the condensed consolidated statements of operations. The Company does not offer returns unless special circumstances exist and the return is approved by the Company.

F-62

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Stock-Based Compensation

The Company recognizes compensation expense for stock-based awards based on the grant-date estimated fair value of the awards. Options and restricted stock awards may be granted as time-based awards, performance-based awards or combinations of the time-based and performance-based awards. The Company expenses the fair value of its options to employees and non-employees on a straight-line basis over the associated service period for time-based awards, which is generally the vesting period. The performance-based awards begin their period of ratable vesting at the time that the Company determines that the achievement of the performance thresholds is probable. The Company accounts for forfeitures as they occur and does not estimate forfeitures at the time of grant. Ultimately, the actual expense recognized over the vesting period will be for only those options that vest.

Comprehensive Loss

Comprehensive loss generally represents all changes in the equity of a business except those resulting from investments or contributions by stockholders. Unrealized gains and losses on foreign currency translation adjustments are included in the Company’s components of comprehensive loss, which are excluded from net loss.

Research and Development

Research and development costs are expensed when incurred.

Lease Accounting

At contract inception, the Company determines whether the contract is, or contains, a lease and whether the lease should be classified as an operating or a financing lease. Operating leases are recorded in operating lease right-of-use (“ROU”) assets, lease liability, current and lease liability, noncurrent on the condensed consolidated balance sheets. The Company did not have any finance leases during the periods presented.

The Company recognizes operating lease ROU assets and operating lease liabilities based on the present value of the future minimum lease payments over the lease term at commencement date. The lease ROU asset is reduced for tenant incentives, if any, and excludes any initial direct costs incurred, if any. The Company uses its incremental borrowing rate based on the information available at commencement date to determine the present value of future payments and the appropriate lease classification. In determining the inputs to the incremental borrowing rate calculation, the Company makes judgments about the value of the leased asset, its credit rating and the lease term including the probability of its exercising options to extend or terminate the underlying lease. The Company defines the initial lease term to include renewal options determined to be reasonably certain. If the Company determines the option to extend or terminate is reasonably certain, it is included in the determination of lease assets and liabilities. The Company reassesses the lease term if and when a significant event or change in circumstances occurs within the control of the Company, such as construction of significant leasehold improvements that are expected to have economic value when the option becomes exercisable.

Lease expenses for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Amortization expense of the ROU asset for finance leases is recognized on a straight-line basis over the lease term and interest expense for finance leases is recognized based on the incremental borrowing rate.

The Company has lease agreements with lease and non-lease components, which it has elected to not combine for all asset classes. In addition, the Company does not recognize ROU assets or lease liabilities for leases with a term of 12 months or less of all asset classes.

F-63

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Redeemable Convertible Preferred Stock Warrant Liability

The Company’s warrants to purchase redeemable convertible preferred stock were classified as a liability on the condensed consolidated balance sheets and held at fair value because the warrants were exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ equity (deficit). The warrants were subject to remeasurement to fair value at each balance sheet date, and any change in fair value was recognized in the consolidated statements of operations. The Company adjusts the liability for changes in fair value until the earlier of the exercise, the expiration of the warrants, or the conversion of the underlying shares of redeemable convertible preferred stock. Upon the exercise, expiration, or the completion of a liquidation event, the related warrant liability will be reclassified to additional paid-in capital.

The holders of redeemable convertible preferred stock have no voluntary rights to redeem their shares. The redeemable convertible preferred stock has deemed liquidation provisions which require the shares to be redeemed upon a change in control or other deemed liquidation events. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a deemed liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of redeemable convertible preferred stock have been classified outside of stockholders’ equity (deficit) as temporary equity on the condensed consolidated balance sheets. The carrying values of the Company’s redeemable convertible preferred stock have not been accreted to their redemption values as these events are not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preferred shares will become redeemable.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss available to common stockholders by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is based on the treasury stock method and computed by dividing net loss available to common stockholders by the diluted weighted-average shares of common stock outstanding during each period. The potentially dilutive shares are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when the effect is dilutive.

The potentially dilutive shares of common stock that have been excluded from the calculation of net loss per share because of the anti-dilutive effect are as follows as of September 30:

	2022	2021
Redeemable convertible preferred stock	-	30,894
Outstanding stock options	605,236	3,684
Warrants to purchase common stock	112,246	2,788
Warrants to purchase preferred stock	-	6,044
Stock equivalents from convertible notes	-	20,092
Potential stock issued for contingent interest payment	128,540	-
Total anti-dilutive securities	846,022	63,502

F-64

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Net Loss Per Share, continued

The number of potentially dilutive shares is based on the maximum number of shares issuable on exercise or conversion of the related securities as of the period end. Such amounts have not been adjusted for the treasury stock method or weighted-average outstanding calculations as required if the securities were dilutive. Common stock equivalents as of September 30, 2021 have been adjusted by the merger exchange ratio.

Foreign Currency

The functional currency of the Company’s foreign subsidiary is its local currency. As such, assets and liabilities are translated to U.S. dollars at the exchange rates on the date of consolidation and related revenues and expenses are generally translated at average exchange rates prevailing during the period included in results of operations. Adjustments resulting from foreign currency translation are recorded in accumulated other comprehensive loss on the condensed consolidated balance sheets. Foreign currency transaction gains and losses are included in other income (expense), net on the condensed consolidated statements of operations. Losses from foreign currency transactions were $434,546 and zero for the nine months ended September 30, 2022 and 2021, respectively.

Recently Adopted Accounting Pronouncements

The Company adopted Financial Accounting Standard Board (“FASB”) Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASC 842”), as of January 1, 2022, using the modified retrospective approach. The modified retrospective approach provides a method for recording existing leases at the beginning of the period of adoption. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed it to carry forward the historical lease classification and to expense leases with a term of 12 months or less. Adoption of the new standard resulted in the recording of operating lease ROU assets of $1,151,848 and operating lease liabilities of $1,151,848, as of January 1, 2022. The standard did not have a material impact on the Company’s condensed consolidated results of operations, cash flows or redeemable convertible preferred stock and stockholders’ equity (deficit) previously reported. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which removes the second step of the goodwill impairment test that requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company adopted this standard on January 1, 2022 and it did not have a material impact on the Company’s condensed consolidated financial statements.

In November 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The objective of the simplification initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The Company adopted this standard on January 1, 2022 and it did not have a material impact on the condensed consolidated financial statements.

F-65

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	The Company and Summary of Significant Accounting Policies, continued

Recently Adopted Accounting Pronouncements, continued

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combinations—Overall. The amendments in this update require that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements (if the acquiree prepared financial statements in accordance with U.S. GAAP). The Company adopted this standard on January 1, 2022 and applied the guidance to the acquisitions completed in the Put-Together Transaction during the nine months ended September 30, 2022.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more-timely recognition of losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently assessing the impact of ASU 2016-13 on its condensed consolidated financial statements.

2.	Put-Together Transaction

Each of the acquisitions in the Put-Together Transaction are accounted for as a business combination, an asset acquisition or a reverse recapitalization based on the facts and circumstances of each transaction. Aspen Avionics was determined to be the accounting acquirer for the Put-Together Transaction. In the original merger agreements, each of the acquisitions completed had a provision for potential rescission of the acquisition should an IPO or merger with a SPAC not be completed by either August 31, 2022, or September 30, 2022, in accordance with the terms of the specific merger agreements. On August 25, 2022, the Third Amendment to each of the merger agreements was executed which deleted the rescission clauses in their entirety.

The Put-Together Transaction consists of the following acquisitions:

On February 25, 2022, the Company completed the acquisition of AIRO Drone, an Illinois limited liability company, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among AIRO Drone, AIRO Group, the Company, AIRO Drone Merger Sub, LLC and Joseph Burns as target representative dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $2,085,282. The amount of the promissory note is payable within five (5) business days after the public trading of the Company’s common stock begins. The acquisition of AIRO Drone was accounted for as a business combination. The fair value of the nonmonetary consideration exchanged at the date of acquisition was $854,058.

F-66

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

2.	Put-Together Transaction, continued

On February 25, 2022, the Company completed the acquisition of Agile Defense, a Minnesota limited liability company, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Agile Defense, AIRO Group, the Company, Agile Defense Merger Sub, LLC and Joseph Burns as target representative dated as of October 6, 2021, as amended, in exchange for consideration in the form of a promissory note in the amount of $2,323,809. The net amount of the promissory note is payable within five (5) business days after the public trading of the Company’s common stock begins. Agile Defense was determined to not meet the definition of a business and, as a result, the transaction with Agile Defense was accounted for as an asset acquisition.0

On March 10, 2022, the Company completed the acquisition of Jaunt, a Delaware limited liability company, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Jaunt, AIRO Group, the Company, Jaunt Merger Sub, Inc. and Martin Peryea as member representative dated as of October 6, 2021, as amended, in exchange for consideration in the form of i) 5,343,124 shares of the Company’s common stock with a fair value of $122,618,377, ii) warrants and stock options assumed with a fair value totaling $11,210,014 and iii) contingent consideration assumed from Jaunt with a fair value of $20,404,000. The fair value of the stock options assumed by the Company was determined using the Black-Scholes option pricing model. A share conversion ratio of 11.2246 was applied to convert Jaunt’s outstanding stock options and warrants into equity awards for shares of the Company’s common stock. The Jaunt contingent obligation originated from Jaunt’s acquisition of certain patents, licenses, and other intellectual property from Carter Aviation Technologies, LLC (“Carter Aviation”), a former member of Jaunt, in April 2019 (the “Jaunt Contingent Arrangement”). Under the Jaunt Contingent Arrangement, 10% of any cash receipt, including all income, receipts, proceeds, debt or equity investment, earnings, sales, or winnings, up to $50 million is payable to Carter Aviation. As of the acquisition date, $49,601,720 in future payments remained on this obligation. Upon the completion of the IPO, the contingent consideration assumed from Jaunt will be replaced by promissory notes, the first of which will be for $23,000,000 due one day after the closing of the Company’s IPO, and the second will be for the remaining portion of the contingent consideration at the closing of the Company’s IPO that will be paid over three years subsequent to the closing of the Company’s IPO. The acquisition of Jaunt was accounted for as a business combination.

On March 28, 2022, the Company completed the acquisition of Sky-Watch, a company organized under the laws of Denmark, pursuant to the terms and conditions of an Equity Purchase Agreement by and among Sky-Watch, AIRO Group, the Company, Dangroup ApS and Mekan I/S v/Per Pedersen & Claus Bo Jensen, dated as of October 6, 2021, as amended, in exchange for consideration in the form of i) a promissory note in the amount of $12,883,000, ii) 890,909 shares of the Company’s common stock with a fair value of $20,445,308 and iii) contingent consideration in the form of an earnout with a fair value of $2,926,000. The earnout is payable up to $6,450,000, of which up to a maximum of $3,000,000 is payable on a dollar-for-dollar basis on revenue earned within the first two-year anniversary of the acquisition and $3,450,000 will become due and payable if and only if Sky-Watch earns a minimum of $13,845,000 in revenue during the period from the acquisition date through June 2024. During the nine months ended September 30, 2022, the first tranche of the earnout was fully earned and will be paid in 2023. The acquisition of Sky-Watch was accounted for as a business combination.

On April 1, 2022, the Company completed the acquisition of Aspen Avionics, a Delaware corporation, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Aspen Avionics, AIRO Group, the Company, Aspen Merger Sub, Inc. dated as of October 6, 2021, as amended, in exchange for consideration in the form of 2,575,758 shares of the Company’s common stock. The acquisition of Aspen Avionics was accounted for as a reverse recapitalization as it was determined that Aspen Avionics is the accounting acquirer of the Put-Together Transaction.

F-67

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

2.	Put-Together Transaction, continued

On April 26, 2022, the Company completed the acquisition of Coastal Defense, a Pennsylvania corporation, pursuant to the terms and conditions of an Agreement and Plan of Merger by and among Coastal Defense, AIRO Group, the Company, Coastal Merger Sub, Inc. dated as of October 6, 2021, as amended, in exchange for consideration in the form of i) a promissory note in the amount of $10,100,000 that is contingently payable upon the closing of the Company’s IPO and ii) 1,818,182 shares of AIRO Holdings common stock with a fair value of $41,725,127. The amount of the promissory note is payable five (5) business days after the public trading of the Company’s common stock begins. The acquisition of Coastal Defense was accounted for as a business combination.

The purchase price allocation is based upon preliminary information and is subject to change when additional information is obtained. The Company has not completed its final assessment of the fair values of the purchased intangible assets, accrued liabilities, contingent liabilities, or deferred income taxes. The final purchase price allocation may result in adjustments to certain assets and liabilities, including the residual amount allocated to goodwill.

The following table summarizes the provisional allocation of the purchase price over the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date for the Put-Together Transaction acquisitions during the nine months ended September 30, 2022:

	Agile Defense	Airo Drone	Jaunt	Sky-Watch	Airo Group Holdings	Coastal Defense	Total
Assets Acquired:

Cash and cash equivalents	$194	$5,947	$336,525	$11,885	$5	$592,427	$946,983
Accounts receivable	4,000	16,278	-	76,559	-	241,173	338,010
Accounts receivable - related party	-	-	-	-	-	338,482	338,482
Prepaid expenses	-	3,347	13,125	352,696	-	153,411	522,579
Inventories	-	-	-	886,946	-	17,654	904,600
Deferred offering costs	-	-	-	-	639,221	-	639,221
Other current assets	-	-	-	595,447	-	-	595,447
Shareholder loan	-	-	-	-	5		5
Property, plant and equipment	-	-	5,524	68,947	-	9,002,064	9,076,535
Operating lease right-of-use assets	-	-	-	201,835	-	140,006	341,841
Intangible assets	-	-	90,700,000	9,290,000	-	15,490,000	115,480,000
Other assets	-	-	-	-	-	141,062	141,062
Accounts payable	(28,355)	(128,969)	(14,617)	(358,500)	(863,432)	(481,547)	(1,875,420)
Related party payable	(10,091)	(270,814)	-	-	-	-	(280,905)
Accrued liabilities	-	(2,578)	(176,747)	(764,783)	(2,058,781)	(129,246)	(3,132,135)
Operating lease liabilities	-	-	-	(201,835)	-	(140,006)	(341,841)
Related party borrowings	-	-	-	-	-	(899,996)	(899,996)
Deferred revenue	-	-	(93,117)	(1,429,741)	-	-	(1,522,858)
Deferred compensation	-	-	(5,484,415)	-	-	-	(5,484,415)
Deferred tax liability	-	-	(5,487,986)	(311,760)	-	(4,971,060)	(10,770,806)
Notes payable and long-term debt	-	-	-	(313,137)	(10,000)	(3,614,348)	(3,937,485)
Other liabilities	-	-	-	-	-	(70,000)	(70,000)

Net Assets Acquired	(34,252)	(376,789)	79,798,292	8,104,559	(2,292,982)	15,810,076	101,008,904

Goodwill	-	1,230,847	74,434,099	15,266,749	-	25,915,051	116,846,746

Total Purchase Allocation	$(34,252)	$854,058	$154,232,391	$23,371,308	$(2,292,982)	$41,725,127	$217,855,650

Purchase Consideration:

Equity issued	$-	$-	$133,828,391	$20,445,308	$-	$41,725,127	$195,998,826
Contribution value of non-monetary exchanges	(34,252)	854,058	-	-	-	-	819,806
Holdings reverse recapitalization	-	-	-	-	(2,292,982)	-	(2,292,982)
Contingent consideration	-	-	20,404,000	2,926,000	-	-	23,330,000

Total Purchase Consideration	$(34,252)	$854,058	$154,232,391	$23,371,308	$(2,292,982)	$41,725,127	$217,855,650

F-68

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

2.	Put-Together Transaction, continued

In the absence of a public trading market for the common stock, the Company exercised its reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the equity issued in the merger transactions. These factors included the Company’s historical and projected operating and financial performance, the valuation of comparable companies, the industry outlook, the likelihood and timing of achieving a liquidity event, and the U.S. and global economic and capital market conditions and outlook.

The Company determined that an income approach, and an income approach with a market derived exit value were appropriate valuation methodologies (the “Valuation Methodologies”) to determine the value of the equity issued. The income approach estimates the value of the Company’s business based on the future cash flows the Company expects to generate discounted to their present value using an appropriate discount rate to reflect the risk of achieving the expected cash flows. The Valuation Methodologies were reconciled, and the resulting final equity value was allocated to Holdings’ common stock, warrants to purchase common stock, and vested options to purchase common stock. The warrants and vested option values were determined through the application of the Black-Scholes option pricing model.

The promissory notes that were issued as consideration for the acquisitions of AIRO Drone, Agile Defense, Sky-Watch and Coastal Defense are contingently payable upon IPO effectiveness or completion of a SPAC merger. Because of the uncertainty of these events, the payment of these promissory notes was deemed not probable as of the acquisition dates and as of September 30, 2022. As a result, the promissory notes were not included in the determination of the consideration paid on the respective acquisition dates.

Determining the fair value of the intangible assets acquired requires significant judgment, including the amount and timing of expected future cash flows, long-term growth rates and discount rates. The fair value of the intangibles assets was determined using valuation techniques including cost and discounted cash flow analysis, which were based on the Company’s best estimate of future sales, earnings, and cash flows after considering such factors as general market conditions, anticipated customer demand, changes in working capital, long term business plans and recent operating performance. Use of different estimates and judgments could yield materially different results.

The goodwill is attributable to the synergies the Company expects to achieve through leveraging the acquired technology to its existing customers, and intellectual capital of the acquired workforces and expected future customers. The acquired businesses provide the Company experts and professional staff having specialized knowledge of specific markets and regulations in the broad aviation and defense industries. For tax purposes the acquisitions were treated as stock purchases and the goodwill is principally not tax deductible.

The Company has included $5,349,247 in revenue and $7,025,478 in net loss contributed by the Merger Entities in the condensed consolidated statements of operations since the date of acquisition of each entity.

The contribution by entity is shown in the table below:

	Revenue	Net Loss
AIRO Drone	$-	$(55,709)
Agile Defense	-	(21,185)
Jaunt	276,649	(1,974,990)
Sky-Watch	3,826,309	(982,347)
Holdings	-	(2,179,748)
Coastal Defense	1,246,289	(1,811,499)
	$5,349,247	$(7,025,478)

F-69

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

2.	Put-Together Transaction, continued

Supplemental Pro Forma Information

The following unaudited proforma results of operations are presented for information purposes only. The unaudited proforma results of operations are not intended to present actual results that would have been attained had the Put-Together Transaction been completed as of January 1, 2021, or to project potential operating results as of any future date or for any future periods:

	Nine months ended September 30,
	2022	2021
Total revenue	$15,958,692	$14,499,327
Net loss	$(10,273,727)	$(29,868,830)
Net loss per share - basic and diluted	$(0.38)	$(1.18)
Weighted-average shares outstanding - basic and diluted	27,011,081	25,290,108

The Company did not have any material, nonrecurring pro forma adjustments directly attributable to the business acquisition included in the reported pro forma revenue and earnings.

These pro forma amounts have been calculated by applying the Company’s accounting policies, assuming transaction costs had been incurred during the nine months ended September 30, 2022, reflecting the additional amortization that would have been charged assuming the fair value adjustments to intangible assets had been applied from January 1, 2022 and 2021 with the consequential tax effects and including the results of the Merger Entities prior to acquisition.

The Company incurred approximately $307,000 of acquisition-related expenses for the nine months ended September 30, 2022. These expenses are included in general and administrative expense on the Company’s condensed consolidated statements of operations.

The unaudited pro forma supplemental information is based on estimates and assumptions, which the Company believes are reasonable and are not necessarily indicative of the results that have been realized had the acquisition been consolidated in the tables above, nor are they indicative of results of operations that may occur in the future.

3.	Restructuring Plan

On March 31, 2022, prior to the merger between Aspen Avionics and Holdings, Aspen Avionics executed a Plan of Restructuring (the “Restructuring”) that resulted in:

a)	The increase of authorized shares of redeemable convertible preferred stock to 69,500,000, which includes 12,000,000 shares authorized for Series F convertible preferred stock (“Series F”) and 6,237,880 shares authorized for Series G redeemable convertible preferred stock (“Series G”), and common stock to 2,893,223, as adjusted for the merger exchange ratio;

b)	The conversion of $10,017,282 in principal, interest and the end-of-term payment of the convertible promissory notes under the 2018 Note and Warrant Purchase Agreement (“2018 Notes”) to 5,008,641 shares of newly created Series G;

c)	The conversion of $4,911,850 and $12,979,827 in principal, interest and end-of-term payments on the convertible promissory notes under the 2016 Note and Warrant Purchase Agreement (“2016 Notes”) and under the 2015 Note and Warrant Purchase Agreement (“2015 Notes”), respectively, and $4,340,896 in principal and interest due to Accord Global PTE LTD (“Accord Global”), a former stockholder of Aspen Avionics, to 11,116,286 shares of newly created Series F totaling $22,232,573;

F-70

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

3.	Restructuring Plan, continued

d)	The modification of the terms of the convertible promissory notes not converted to equity to a fixed obligation; and

e)	The conversion of 40,966,563 shares of redeemable convertible preferred stock to 2,569,555 shares of common stock, after the effect of the convertible notes above and the exercise of Series E redeemable convertible preferred stock (“Series E”) warrants in March 2022 (“Conversion to Common”) and as adjusted for the merger exchange ratio.

For further discussion on the Restructuring, refer to Note 4. Revolving Lines of Credit and Long-Term Debt.

4.	Revolving Lines of Credit and Long-Term Debt

Revolving Lines of Credit

In February 2020, Aspen Avionics entered into a Loan and Security Agreement for an asset-based loan facility (the “Facility”) with Crestmark, a Division of Pathward (formerly known as Metabank), with a maximum advance limit of $2,500,000. The Facility is due on demand. The Facility carries variable interest at the greater of 9% or prime plus 4.25% (10.5% as of September 30, 2022 and 9.00% as of December 31, 2021) and is collateralized by substantially all assets of Aspen Avionics. Cash receipts of Aspen Avionics are submitted to a lockbox, which is subject to a control agreement whereby all cash receipts are received by the lender and applied against the balance of the loan. Aspen Avionics obtains additional advances on the Facility based on eligible accounts receivable and inventory collateral.

The terms of the Facility include reporting requirements and a tangible net worth covenant, which Aspen Avionics was not in compliance with as of September 30, 2022. Subsequent to September 30, 2022, Aspen Avionics entered into an amendment to the Facility which waived the covenant violation. This amendment also updated the borrowing base formula and lowered the net tangible worth threshold. The Facility is guaranteed by three subsidiaries of Aspen Avionics: Accord Technology, LLC, Accord Software and Systems, Inc., and AvValues, LLC.

As of September 30, 2022 and December 31, 2021, the outstanding balance on the Facility, net of unamortized debt issuance costs was $859,005 and $1,154,654, respectively.

In November 2018, Coastal Defense obtained two variable rate non-disclosable revolving lines of credit of up to $500,000 and $200,000, due on demand, from First Citizens Community Bank. The lines expire in January 2069. These arrangements are collateralized by aircraft security agreements, assignments of life insurance, an assignment of a deposit account, and commercial security agreements dated November 15, 2018, and all associated financing statements. Interest is charged at the prime rate as published in the Wall Street Journal plus 0.50 percentage points (6.75% as of September 30, 2022). Jeffrey F. Parker, Coastal Defense’s Vice-President, Treasurer, and stockholder of Holdings; Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, Coastal Defense’s President and stockholder of Holdings; have guaranteed these notes. No withdrawals or repayments were made during the nine months ended September 30, 2022. The total amount outstanding on the lines of credit as of September 30, 2022 was $605,391. As of September 30, 2022, there was $94,609 available for borrowings under the lines of credit.

The two lines of credit with First Citizens Community Bank contain certain financial covenants. As of September 30, 2022, the Company was not in compliance with these financial covenants, and the lines of credit became due on demand and are shown as a current liability under “Revolving lines of credit” on the condensed consolidated balance sheets.

F-71

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

4.	Revolving Lines of Credit and Long-Term Debt, continued

Current Maturities of Debt and Long-Term Debt

Current maturities of debt and long-term debt consist of the following:

	September 30, 2022	December 31, 2021

First Citizens Community Bank 2018	$886,388	$-
IPO Bridge Loans	2,250,000	-
Muncy Bank & Trust Company 2021-1	651,000	-
Small Business Administration (“SBA”)
COVID-19 Economic Injury Disaster Loan (“EIDL”)	500,000	-
Muncy Bank & Trust Company 2021-2	450,000	-
Financed Insurance Premiums	232,449	-
First Citizens Community Bank 2019-1	105,748	-
First Citizens Community Bank 2019-2	95,985	-
Danish tax agency loans	139,084	-
2022 Notes	2,066,396	-
2019 Notes	5,022,353	1,870,865
2018 Notes	12,351,771	7,809,831
2016 Notes	-	1,692,265
2015 Notes	-	2,818,886
2019 Notes end-of-term payment	-	1,962,119
2018 Notes end-of-term payment	-	10,731,943
Accrued interest	-	5,298,426
	24,751,174	32,184,335
Less: unamortized debt discount	(669,886)	-
Less: current maturities of long-term debt	(4,810,654)	-
Long-term debt, net of current maturities	$19,270,634	$32,184,335

Aggregate maturities required on long-term debt as of September 30, 2022 are due in future years as follows:

Amount
2022 (remaining)	$1,267,098
2023	3,543,556
2024	19,440,520
2025	-
2026	-
Thereafter	500,000
Total	$24,751,174

F-72

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

4.	Revolving Lines of Credit and Long-Term Debt, continued

First Citizens Community Bank 2018

On November 15, 2018, Coastal Defense entered into a $2,550,000 note payable agreement with First Citizens Community Bank. This arrangement is collateralized by aircraft security agreements, assignments of life insurance, an assignment of a deposit account, a commercial security agreement dated November 15, 2018, and all associated financing statements. The loan requires 60 payments of $49,098, including interest at 5.75% per year. In 2020, First Citizens Community Bank approved a payment deferral for the months of November and December 2020. The loan matures in November 2023. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three, and 2% of the current principal balance in year four. The loan requires that Coastal Defense maintain a debt service coverage ratio of 1.20 to 1.00. As of September 30, 2022, Coastal Defense was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Current maturities of debt” on the condensed consolidated balance sheets. Coastal Defense expects that it will be able to obtain a waiver without incurring any significant penalties or fees. Jeffrey F. Parker, Coastal Defense’s Vice President and Treasurer and stockholder of Holdings; Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, Coastal Defense’s President and stockholder of Holdings; have guaranteed this note.

IPO Bridge Loans

During the nine months ended September 30, 2022, the Company issued promissory notes for total principal of $2,150,000. The promissory notes carry a simple annual interest of 12% per annum and are due at the earlier of the day that is 30 days after the closing of the Company’s IPO or March 31, 2023. If the IPO is successful prior to maturity date, a payment of 100% of the principal in lieu of the simple interest due will be paid in shares of common stock in addition to payment of the principal.

In August 2022, the Company issued a promissory note for the principal of $100,000. The promissory note carries a simple annual interest of 12% per annum and is due at the earlier of the closing of the Company’s IPO or December 31, 2022. If the IPO is successful prior to the maturity date, a payment of 100% of the principal in lieu of the simple interest due will be paid in shares of common stock in addition to payment of the principal. The Company is in the process of getting the promissory note repaid or extended.

Muncy Bank & Trust Company 2021-1

On September 15, 2021, Coastal Defense entered into a $651,000 commercial promissory note agreement with the Muncy Bank and Trust Company for continuing operations. The loan carries an annual interest rate of 4.5% per year and originally matured in March 2022. The maturity date of this promissory note was extended and the principal amount of $651,000 is due and payable on June 15, 2023 with interest payments due monthly. This arrangement is collateralized by a life insurance policy and a contract with the Air Force. Jeffrey F. Parker, Coastal Defense’s Vice President and Treasurer and stockholder of Holdings, and Alison D. Parker, Corporate Secretary of Coastal Defense, have guaranteed this note. The note payable may be prepaid without penalty.

F-73

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

4.	Revolving Lines of Credit and Long-Term Debt, continued

Small Business Administration (“SBA”) COVID-19 Economic Injury Disaster Loan (“EIDL”)

On May 28, 2020, the Coastal Defense entered into a $500,000 EIDL agreement with the SBA. The loan requires 360 payments of $2,437 initially scheduled to begin in May 2021, including interest at 3.75% per year. The loan matures on May 28, 2050. The SBA granted a payment deferral and amended the first payment due date to November 2022. These payments first reduce the interest accrued prior to reducing the principal owed. As such, the outstanding loan balance was included as a component of “Long-term debt, net of current maturities” on the condensed consolidated balance sheets. The EIDL is collateralized by all assets of Coastal Defense. Jeffrey F. Parker, Coastal Defense’s Vice President and stockholder of Holdings; Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, Coastal Defense’s President and stockholder of Holdings; have guaranteed this note.

Muncy Bank & Trust Company 2021-2

On January 21, 2021, Coastal Defense entered into a $450,000 commercial promissory note agreement with the Muncy Bank and Trust Company for continuing operations and for the execution of the Naval Special Warfare task orders. The loan carries an annual interest rate of 4.5% per year and originally matured in October 2021. The maturity date of this promissory note was extended and the principal amount of $450,000 is due and payable on June 20, 2023 with interest payments due monthly. This arrangement is collateralized by a contract with the Naval Special Warfare Command. Jeffrey F. Parker, Coastal Defense’s Vice President, Treasurer, and stockholder of Holdings has guaranteed this note. The note payable may be prepaid without penalty.

Financed Insurance Premiums

On September 23, 2021, Coastal Defense entered into a financing agreement with First Insurance Funding Corporation in the amount of $185,457 in relation to financing its aviation insurance premiums. The agreement called for 10 payments in the amount of $19,228, including interest at 7.95% per year, beginning on October 23, 2021. The agreement was collateralized by a security interest in the premium refund due under the policies being purchased. The financing matured in July 2022.

On October 26, 2021, Coastal Defense entered into a financing agreement with First Insurance Funding Corporation in the amount of $34,135 in relation to financing its workers compensation insurance premiums. The agreement calls for nine payments in the amount of $3,965, including interest at 10.75% per year, beginning on December 9, 2021. The agreement was collateralized by a security interest in the premium refund due under the policies being purchased. The financing matured in August 2022.

On February 18, 2022, the Coastal Defense entered into a financing agreement with First Insurance Funding in the amount of $15,456 in relation to financing its general liability insurance premiums. The agreement calls for nine payments in the amount of $1,529, including interest at 11.25% per year, beginning March 18, 2022. The agreement was collateralized by a security interest in the premium refund due under the policies being purchased. The financing matured in November 2022.

On June 13, 2022, Coastal Defense entered into a financing agreement with Advantage Premium Financing Company in the amount of $64,900 in relation to financing its general liability premiums. The agreement calls for nine payments in the amount of $7,597, including interest at 12.50% per year, beginning on July 15, 2022. The agreement is collateralized by security interest in the premium refund due under the policies being purchased. The financing will mature in March 2023.

F-74

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

4.	Revolving Lines of Credit and Long-Term Debt, continued

Financed Insurance Premiums, continued

On September 26, 2022, Coastal Defense entered into a financing agreement with Advantage Premium Financing Company in the amount of $185,457 in relation to financing its general liability premiums. The agreement calls for ten payments in the amount of $19,250, including interest at 8.2% per year, beginning on October 23, 2022. The agreement is collateralized by security interest in the premium refund due under the policies being purchased. The financing will mature in July 2023.

First Citizens Community Bank 2019-1

On February 25, 2019, Coastal Defense entered into a $175,000 note payable agreement with First Citizens Community Bank. The loan is collateralized by aircraft security agreements, an assignment of life insurance, an assignment on a deposit account, commercial security agreements dated February 25, 2019, and all associated financing statements. The loan requires 84 payments of $2,542, including interest at 5.75% per year. The loan matures in February 2026. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three and 2% of the current principal balance in year four. The loan requires that Coastal Defense maintain a debt service coverage ratio of 1.20 to 1.00. As of September 30, 2022, Coastal Defense was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Current maturities of debt” on the condensed consolidated balance sheets. Jeffrey F. Parker, Coastal Defense’s Vice President, Treasurer and stockholder of Holdings; Kenneth Parker, stockholder of Holdings; and Kyle Stanbro, stockholder of Holdings; have guaranteed this note.

First Citizens Community Bank 2019-2

On May 15, 2019, Coastal Defense entered into a $150,000 note payable agreement with First Citizens Community Bank. The loan is collateralized by aircraft security agreements, an assignment of life insurance, an assignment on a deposit account, commercial security agreements dated May 15, 2019 and all associated financing statements. The loan requires 84 payments of $2,180, including interest at 5.75% per year. The loan matures in May 2026. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three and 2% of the current principal balance in year four. The loan requires that Coastal Defense maintain a debt service coverage ratio of 1.20 to 1.00. As of September 30, 2022, Coastal Defense was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Current maturities of debt” on the condensed consolidated balance sheets. Jeffrey F. Parker, Coastal Defense’s Vice President, Treasurer, and stockholder of Holdings, Kenneth Parker, stockholder of Holdings and Kyle Stanbro; stockholder of Holdings have guaranteed this note.

Danish Tax Agency Loans

Between April and June 2021, Sky-Watch received three interest free loans from the Danish Tax Agency for total proceeds of $315,823 (DKK 2,121,383). In September 2022, $158,394 (DKK 1,063,930) was repaid. Of the $139,084 (DKK 1,057,453) remaining debt outstanding as of September 30, 2022, $64,123 (DKK 487,528) is due on February 1, 2023, and $74,961 (DKK 569,925) is due on May 1, 2023.

F-75

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

4.	Revolving Lines of Credit and Long-Term Debt, continued

Notes Issued under the 2022 Note Purchase Agreement

During the nine months ended September 30, 2022, Aspen Avionics entered into convertible promissory notes under the 2022 Note Purchase Agreement (“2022 Notes”) and received cash proceeds of $516,000 and converted other obligations previously included in other long-term liabilities of $483,333 for a total of $999,333. The holders were entitled to an end-of-term payment of 100% of principal and accrued interest. The 2022 Notes accrued interest at 10% per annum, compounded monthly.

Interest expense on the 2022 Notes, including the interest from the end-of-term payment and debt discount amortization, was $700,497 for the nine months ended September 30, 2022. On March 31, 2022, the 2022 Notes were exchanged for fixed payment obligations as discussed below under Impact of Restructuring – Debt Conversions.

Notes Issued under the 2019 Note Purchase Agreement

During the nine months ended September 30, 2022, additional convertible promissory notes under the 2019 Note Purchase Agreement (“2019 Notes”) were issued for total principal of $129,000.

Interest expense on the 2019 Notes, including the interest from the end-of-term payment, was $491,739 and $359,579 for the nine months ended September 30, 2022 and 2021, respectively. On March 31, 2022, the 2019 Notes were exchanged for fixed payment obligations as discussed below under Impact of Restructuring – Debt Conversions.

Notes Issued Under the 2018 Note and Warrant Purchase Agreement

Interest expense on the 2018 Notes, including the interest from the end-of-term payment, was $635,471 and $1,728,208 for the nine months ended September 30, 2022 and 2021, respectively. On March 31, 2022, the 2018 Notes were exchanged for fixed payment obligations as discussed below under Impact of Restructuring – Debt Conversions and Series G Preferred Stock as discussed under Impact of Restructuring – Preferred Stock Conversions.

Notes Issued Under the 2016 Note and Warrant Purchase Agreement

Interest expense on the 2016 Notes was $33,845 and $101,536 for the nine months ended September 30, 2022 and 2021, respectively.

Notes Issued Under the 2015 Note and Warrant Purchase Agreement

Interest expense on the 2015 Notes was $56,378 and $169,134 for the nine months ended September 30, 2022 and 2021, respectively.

Impact of Restructuring – Debt Conversions

As a part of the Restructuring, the terms of the unconverted 2022 Notes, 2019 Notes and 2018 Notes to be assumed in the merger with Holdings (“Indebtedness Assumed”) were modified so that the holders would receive a fixed cash payment at the closing of an IPO or a merger with a SPAC equal to the principal, end-of-term payments and interest accrued that would be outstanding through June 30, 2022 and were no longer convertible into Aspen Avionics’ redeemable convertible preferred stock.

F-76

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

4.	Revolving Lines of Credit and Long-Term Debt, continued

Impact of Restructuring – Debt Conversions, continued

The changes in the Indebtedness Assumed were accounted for as a debt modification and reflected at fair value on the debt modification date of March 31, 2022 as follows:

	Modified Debt Face Value	Discount	Modified Investor Debt Fair Value
2022 Notes	$2,066,396	$994,962	$1,071,434
2019 Notes	5,022,353	527,687	4,494,666
2018 Notes	12,351,771	295,613	12,056,158
Total	$19,440,520	$1,818,262	$17,622,258

The discount on the fixed payment debt represents an effective interest rate of approximately 12.5% per annum to the maturity date of January 15, 2024. The discount is being amortized on a straight-line basis to interest expense and is materially consistent with the effective interest method. The discount amortized to interest expense, net was $1,148,376 for the nine months ended September 30, 2022 and $669,886 in discount remained unamortized as of that date.

Impact of Restructuring – Preferred Stock Conversions

The above convertible notes not included in the Indebtedness Assumed, along with certain other liabilities, were converted to Series F and G at an amount equal to the principal, interest accrued and end-of-term payments, as applicable, through June 30, 2022 as per the terms of the Merger Agreement (the “Conversion to Preferred”). The Conversion to Preferred was accounted for as a debt extinguishment and a loss on extinguishment of $540,873 was recorded during the nine months ended September 30, 2022 equal to the difference between the value of the Conversion to Preferred and the carrying value of the liabilities as of March 31, 2022, the date of the Conversion to Preferred.

Upon the Conversion to Preferred and prior to the Conversion to Common, the balances were as follows:

			Value of
			Preferred Stock
	Converted to	Loss on	Converted from
	Preferred Stock	Extinguishment	Debt
Series G:
2018 Notes	$9,670,604	$346,678	$10,017,282

Series F:
2015 Notes	12,919,124	60,703	12,979,827
2016 Notes	4,881,328	30,522	4,911,850
Accrued consideration for shares repurchased	4,131,129	102,970	4,234,099
Other	106,797	-	106,797
	22,038,378	194,195	22,232,573
Total Conversion to Preferred	$31,708,982	$540,873	$32,249,855

F-77

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

5.	Other Long-Term Liabilities

Other long-term liabilities consisted of the following as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021

Accrued consideration for shares purchased	$-	$4,358,343
Cash advance	-	150,000
Other	50,000	-

	$50,000	$4,508,343

In January 2022, the cash advance was converted into 2022 Notes. In connection with the Restructuring, the accrued consideration for shares repurchased was converted into shares of Aspen Avionics Series F in the amount of $4,025,010 and $333,333 was converted into 2022 Notes.

6.	Common Stock, Redeemable Convertible Preferred Stock and Warrants

Common Stock

The Company has reserved the following shares of authorized but unissued common stock as of September 30, 2022:

Common stock warrants	112,246
Options	605,236
Potential stock issued for contingent interest payment	128,540
846,022

Redeemable Convertible Preferred Stock

Aspen Avionics had the following authorized, issued, and outstanding redeemable convertible preferred stock as of December 31, 2021:

December 31, 2021
Redeemable convertible preferred stock:
Series E: $0.003239 par value; 21,500,000 shares authorized; 6,483,917 shares issued; 5,542,726 shares outstanding	$8,456,281
Series D redeemable convertible preferred stock (“Series D”): $0.003239 par value; 20,500,000 shares authorized; 18,184,570 shares issued; 13,016,109 shares outstanding	19,753,569
Series C redeemable convertible preferred stock (“Series C”): $0.003239 par value; 4,939,797 shares authorized; 1,528,165 shares issued and outstanding	15,215,612
Series A redeemable convertible preferred stock (“Series A”): $0.003239 par value; 1,852,424 shares authorized; 809,300 shares issued and outstanding	5,942,340
Series B redeemable convertible preferred stock (“Series B”): $0.003239 par value; 2,469,899 shares authorized; 1,111,451 shares issued and outstanding	9,412,332

$58,780,134

F-78

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

6.	Common Stock, Redeemable Convertible Preferred Stock and Warrants, continued

Conversion to Common

Following the Aspen Avionics Conversion to Preferred, the Conversion to Common was executed as of March 31, 2022 under the terms of the Restructuring and pursuant to the terms of the Preferred Stock Conversion Agreement. Conversion to Common converted each individual series of redeemable convertible preferred stock into Aspen Avionic common stock as of March 31, 2022 based on a conversion ratio of 52.3437 as an interim step prior to the exchange of the Aspen Avionics common shares for Holdings common shares in the merger with Holdings. In connection with the merger, the Aspen Avionics common shares were converted to Holdings common shares in the order of liquidation preference as follows: (1) the Management Carveout Plan, which is described further in Note 7. Management Carveout Plan, (2) former holders of Series G up to the liquidation value amount, (3) former holders of Series F up to the liquidation values amount, (4) to the former holders of Series E, Series D, Series C, Series A and Series B up to the amount of shares that they would have received pursuant to the Aspen Avionics Amended Certificate immediately prior to the conversion of the Aspen Avionics preferred shares to Aspen Avionics common stock and (5) to the former holders of Aspen Avionics common stock for any remaining shares.

Warrants

As discussed in Note 2. Put-Together Transaction, the Company assumed warrants to purchase 112,246 shares of the Company’s common stock as part of the merger with Jaunt. These warrants expire ten years from the date of issuance, February 11, 2022, and have an exercise price of 9.90 per share. The Company determined that these warrants are equity classified. As of September 30, 2022, warrants to purchase 112,246 shares of common stock were outstanding.

During the nine months ended September 30, 2022, warrants to purchase 2,833,885 shares of Aspen Avionics’ Series E, and warrants to purchase 327 shares of Aspen Avionics’ common stock were exercised and warrants to purchase 2,349,329 shares of Series E were cancelled.

On April 1, 2022, all of the outstanding warrants to purchase shares of Aspen Avionics redeemable convertible preferred stock and common stock were cancelled under the terms of the merger with Aspen Avionics. The warrants outstanding consisted of the following as of December 31, 2021:

	Series D	Series E
	Preferred	Preferred	Common
	Stock	Stock	Stock

Warrants outstanding	26,000	5,195,927	2,788
Weighted-average exercise price	$1.25	$0.93	$25.92
Weighted-average maturity (in years)	2.2	4.5	0.7

F-79

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

7.	Management Carveout Plan

In December 2021, the Company adopted the 2021 Management Carveout Plan (the “Carveout Plan”), which establishes a benefit pool for designated employees and consultants payable upon the occurrence of a change in control, which is defined as two steps consisting of 1) the closing of the merger with Holdings and 2) an IPO of Holdings or merger with a SPAC by June 30, 2023. The amount to be paid as benefits under the Carveout Plan are determined based upon percentages of the total net proceeds calculated at the closing of the Holdings’ IPO or a SPAC merger, ranging from 0% to 5%. The net proceeds are calculated as the net sum of cash and the fair value of equity securities available for distribution to the stockholders of the Company after all liabilities, exclusive of the subordinated convertible notes or other loans from the stockholders and transaction costs are paid, capped at $2.3 billion. The benefit payments to the participants in the Carveout Plan are to be made in the form or forms of payment and in the same proportions as the consideration paid by the purchaser. The Carveout Plan terminates on June 30, 2023. As of September 30, 2022, no amounts have been expensed or accrued for in connection with the Carveout Plan.

8.	Goodwill

The changes in the carrying value of goodwill were as follows:

	Advanced Avionics	Commercial Drones	Electric Air Mobility	Training	Total
Balance as of December 31, 2021	$-	$-	$-	$-	$-
Additions	-	16,497,596	74,434,098	25,915,051	116,846,745
Effect of exchange rate	-	(1,663,316)	-	-	(1,663,316)
Balance as of September 30, 2022	$-	$14,834,280	$74,434,098	$25,915,051	$115,183,429

9.	Intangible Assets, Net

Intangible assets acquired through business combinations were as follows:

	As of September 30, 2022
	Weighted Average Remaining Life (Years)	Gross	Accumulated Amortization	Carrying Value

Developed technology - definite lived	11.9	$93,162,617	$6,975,392	$86,187,225
Patents pending	N/A	94,150	-	94,150
Tradenames - definite-lived	6.1	1,875,151	130,289	1,744,862
Tradenames - indefinite-lived	N/A	8,237,607	-	8,237,607
Customer relationships	6.1	19,888,017	4,907,050	14,980,967
Patents	8.3	641,649	273,650	367,999

		$123,899,191	$12,286,381	$111,612,810

F-80

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

9.	Intangible Assets, Net, continued

	As of December 31, 2021
	Weighted Average Remaining Life (Years)	Gross	Accumulated Amortization	Carrying Value

Developed technology	5.2	$4,960,000	$2,773,331	$2,186,669
Customer relationships	0.5	3,698,000	3,433,857	264,143
Patents	8.5	1,014,500	478,265	536,235
Patents pending	N/A	109,224	-	109,224
Tradenames - indefinite lived	N/A	62,346	-	62,346

		$9,844,070	$6,685,453	$3,158,617

Amortization expense related to intangible assets was $5,895,817 and $761,493 for the nine months ended September 30, 2022 and 2021, respectively.

Amortization expense is reported on the condensed consolidated statements of operations line items as shown in the table below for the nine months ended September 30, 2022 and 2021.

	Nine months ended September 30,
	2022	2021
Cost of revenue	$350,775	$365,279
Research and development	3,903,125	-
Sales and marketing	1,509,521	396,214
General and administrative	132,396	-
	$5,895,817	$761,493

Total estimated future amortization expense as of September 30, 2022 is as follows:

2022 (remaining)	$2,685,141
2023	10,591,025
2024	10,591,025
2025	9,978,521
2026	9,694,220
Thereafter	59,741,121

$103,281,053

10.	Inventory

Inventory consisted of the following:

	September 30, 2022	December 31, 2021

Raw materials	$854,441	$3,335,612
Work in process	437,470	472,597
Finished goods	1,107,520	240,311
Total	$2,399,431	$4,048,520

F-81

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

10.	Inventory, continued

For the nine months ended September 30, 2022, the Company recorded an inventory markdown of $2,885,753 reflected in cost of revenue in the condensed consolidated statements of operations to reduce inventory to estimated net realizable value as a result of significant changes in demand for remanufactured legacy avionics displays.

11.	Balance Sheet Components

Prepaid expenses and other current assets consisted of the following:

	September 30, 2022	December 31, 2021
Prepaid insurance	$382,784	$144,499
Other	410,265	680,051
	$793,049	$824,550

Accrued expenses consisted of the following:

	September 30, 2022	December 31, 2021
Accrued legal and professional fees	$1,708,316	$394,317
Deferred offering costs	60,655	-
Payroll related expenses	723,118	138,310
Accrued warranty	349,922	354,159
Other accrued expenses	1,073,887	659,675
	$3,915,898	$1,546,461

12.	Deferred Compensation

The Company has deferred salary arrangements with various employees that allow for a portion of their compensation to be deferred and paid upon a single outside investment of no less than $25 million, or such earlier time as the Company determines in its sole discretion that sufficient funds are available to commence payment of the deferred amounts. Employees must be actively employed, including approved leave, or if a consultant, providing services to the Company. The Company does not expect the deferred salary arrangements will be paid out in the next 12 months. As of September 30, 2022, the accrued deferred compensation was $7,162,694. Any unpaid amounts are forfeited upon termination of employment or consultancy with the Company.

F-82

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

13.	Warranty

The following table summarizes the Company’s accrued warranty during the nine months ended September 30, 2022 and 2021:

	Nine months ended September 30,
	2022	2021
Accrued warranty -beginning of period	$354,159	$299,298
Assumed in business combinations	19,750	-
Warranty cost incurred	(273,542)	(180,000)
Provision for warranty	249,555	143,625
Accrued warranty -end of period	$349,922	$262,923

14.	Commitments and Contingencies

Consulting Agreement

In October 2020, the Company entered into an agreement for market analysis and business strategy consulting. The services were performed in prior periods. The agreement states a fee of $535,000 for the services, due upon the completion of an IPO, SPAC merger, financing raise of at least $100 million or an acquisition of at least 50% of the equity of the Company. The fee for these consulting services was included in “Accrued expenses” on the condensed consolidated balance sheets.

Contingent Fee Arrangement

In June 2022, the Company executed a previously arranged contingent fee agreement with New Generation Aerospace, Inc. (“NGA”) to compensate NGA for past services rendered and future services rendered through December 31, 2022 related to the acquisitions and financing of the Merger Entities in the amount of $1,500,000 (the “Contingent Fee”). The Contingent Fee is payable upon the closing of an IPO. As the payment of the Contingent Fee is not deemed probable as of September 30, 2022, the Contingent Fee has not been accrued.

KDC IPO Payment Agreement

In April 2022, Aspen Avionics and KippsDeSanto & Co. (“KDC”) entered into an amendment (the “KDC IPO Payment Agreement”) to the parties’ prior engagement letter dated August 7, 2018 (the “KDC Agreement”), pursuant to which Aspen Avionics engaged KDC to provide financial advisory services in connection with AIRO’s potential acquisition of Aspen Avionics. Pursuant to the terms of the KDC IPO Payment Agreement upon the closing of an IPO, Aspen Avionics is obligated to cause a one-time, final payment of $1,000,000 to be made to KDC in satisfaction of Aspen Avionics obligations under the KDC agreement.

Litigation

A civil action was filed against AIRO Group in the Circuit Court of Cook County, State of Illinois in February 2022. The claimant alleges that an agreement for certain services entered into in March 2020 was breached and resulted in damages to claimant. This case was dismissed on July 5, 2022. However, the court allowed the claimant to amend its complaint. On August 5, 2022, the claimant filed its amended complaint. The Company intends to vigorously defend against the complaint.

F-83

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

14.	Commitments and Contingencies, continued

Aside from the above matter, the Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

15.	Segment Information

The Company reports segment information based on the “management” approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The Company’s chief operating decision-maker (“CODM”) has been identified as the chief executive officer. The Company will continue to reevaluate reportable and operating segments. The Company expects to manage its business primarily based upon four operating segments, Advanced Avionics, Uncrewed Air Systems, Electric Air Mobility and Training. Each of these operating segments represents a reportable segment.

●	Advanced Avionics: This segment develops, manufactures, and sells avionics and GPS sensors for the GA, UAS and eVTOL market segments. The Company’s advanced avionics products are focused on GA aftermarket, OEM display, integration and connected panel solutions.

●	Uncrewed Air System: This segment offers direct operation of drones and drone systems, provision of drone-derived information, and the development of drone-optimized communication services. Additionally, it consists of development and commercialization of market leading MUAS for professional users, primarily in the defense and security markets. The MUAS includes internally developed software, hardware, and mechanical system components. Operations cover sourcing, manufacturing, assembly, quality assurance testing activities and logistics.

●	Electric Air Mobility: This segment includes designing, licensing and ultimately the manufacturing of air vehicles incorporating slowed rotor compound technology that is capable of transporting people and packages operated by pilots or autonomous flight systems.

●	Training: This segment provides and operates military aircraft for U.S. military services and Department of Defense (“DOD”) contractors. Segment revenues are earned from 1) flying training missions as part of armed forces training groups, and 2) providing aircraft and support services to DOD contractors.

The Company evaluates the performance of its reportable segments based on the revenue and gross profit for each reporting segment. The Company does not report total assets, capital expenditures or operating expenses by operating segment as such information is not used by the CODM for purposes of assessing performance or allocating resources.

The following table shows information by reportable segment for the nine months ended September 30, 2022.

	Nine months ended September 30, 2022
	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
Revenue	$8,272,830	$3,826,309	$276,649	$1,246,289	$13,622,077
Cost of revenue	7,985,607	1,447,344	234,183	793,363	10,460,497
Gross profit	$287,223	$2,378,965	$42,466	$452,926	$3,161,580

F-84

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

15.	Segment Information, continued

The following table presents revenues by geographic area based on the sale location of our products:

	Nine months ended September 30, 2022
	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
United States	$8,272,830	$-	$276,649	$1,246,289	$9,795,768
Denmark	-	2,784,847	-	-	2,784,847
Others	-	1,041,462	-	-	1,041,462
	$8,272,830	$3,826,309	$276,649	$1,246,289	$13,622,077

Revenue for nine months ended September 30, 2021 was all related to Advanced Avionics from sales made in the United States.

The following table presents long-lived assets by geographic area:

	As of September 30, 2022
	Advanced Avionics	Uncrewed Air Systems	Electric Air Mobility	Training	Total
United States	$242,003	$-	$4,792	$10,886,654	$11,133,449
Denmark	-	57,330	-	-	57,330
	$242,003	$57,330	$4,792	$10,886,654	$11,190,779

As of December 31, 2021, all long-lived assets held were related to Advanced Avionics and were all located in the United States.

16.	Employee Benefit Plan

The employees of Aspen Avionics and Coastal Defense in the U.S. are eligible to participate in a profit-sharing plan under Internal Revenue Code Section 401(k). Participants in the profit-sharing plan may elect to have Aspen Avionics and Coastal Defense contribute a portion of their compensation to the profit-sharing plan. Contributions to be made by Aspen Avionics and Coastal Defense will be at their discretion. No significant contributions were made for the nine months ended September 30, 2022 and 2021.

17.	Stock-Based Compensation

Option Plans

In 2018, the Board of Directors of Aspen Avionics adopted the 2018 Stock Option Plan to grant stock options and other awards to purchase Aspen Avionics common stock to directors, officers, employees and consultants. On April 1, 2022, the 2018 Stock Plan was terminated and the options outstanding on that date were cancelled in connection with the merger with Holdings.

The total stock-based compensation expense for the 2018 Stock Plan during the nine months ended September 30, 2022 and 2021 was $968 and $2,996, respectively.

F-85

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

17.	Stock-Based Compensation, continued

Option Plans, continued

On March 10, 2022, as part of the merger with Jaunt, the Company adopted the Jaunt 2021 Option Plan, which was renamed the AIRO Group Holdings, Inc. Option Plan (the “Plan”), and assumed the outstanding options previously granted prior to the acquisition. The original option agreements were amended to purchase a total 605,236 shares of the Company’s common stock with an exercise price of $5.05 per share. The Plan has 605,236 shares of common stock reserved for issuance. There were no additional common shares available for future grants under the Plan. The options vesting periods range from immediate to four years and expire as determined by the Board of Directors, but not more than 10 years from the date of grant. The exercise price and grant amounts are determined in accordance with the provisions of the Plan and by the Board of Directors.

The total stock-based compensation expense for the Plan during the nine months ended September 30, 2022 was $937,934.

The weighted-average grant date fair value of options awarded in the Jaunt business combination was $19.15 per share. Unamortized expense as of September 30, 2022 was $1,560,948 and will be recognized over an estimated weighted-average period of 1.7 years.

A summary of option activity under the Plan for the nine months ended September 30, 2022:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term(Years)
Options outstanding, January 1, 2022	-	$-	-
Options assumed	605,236	$5.05
Options outstanding, September 30, 2022	605,236	$5.05	7.7

Vested and exercisable, September 30, 2022	281,131	$5.05	6.4
Vested and exercisable and expected to vest, September 30, 2022	605,236	$5.05	7.7

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of a number of complex assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends of the option.

The expected volatility assumption used in the Black-Scholes option pricing model are based on estimates derived from both historical and implied volatility from a group of comparable public companies operating in the same or similar lines of businesses as the Company.

The expected term of employee options represents the weighted-average period the options are expected to remain outstanding and was derived using the simplified method for awards that qualify as its “plain-vanilla” options. All awards that are outstanding are qualified for “plain-vanilla” options.

The risk-free rate is based on the United States Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

The dividend yield is set to zero as the Company has never paid cash dividends and has no present intention to pay cash dividends.

F-86

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

17.	Stock-Based Compensation, continued

The following weighted-average assumptions are used in the Black-Scholes option pricing model to estimate fair value of option awards at the Jaunt acquisition date for the stock options assumed:

2022

Market value	$22.95
Average volatilty	63.00%
Expected term (in years)	5.00
Risk-free interest rate	1.92%
Dividend yield	0.00%

Restricted Stock Awards

In May 2022, the Company granted restricted stock awards for 431,818 shares of common stock with performance-based vesting criteria with a grant date fair value of $22.95 per share. The recognition of vesting on the restricted stock awards can vary by reporting period as the recognition of vesting expense is based on the probable outcome of the performance threshold condition and the cumulative progress to those performance conditions. The Company reassesses at each reporting date whether the achievement of the performance threshold condition is probable and accrues compensation expense if and when achievement of the performance threshold condition is probable and the expected achievement and vesting date for the performance tranche.

The restricted stock awards granted in May 2022 were granted with three separate performance thresholds with specific amounts of restricted shares attached that vest based on the probable achievement of those performance thresholds. The performance thresholds are attached to contract dollar volumes on Adversary Air task orders from the United States Department of Defense. The restricted stock awards vest ratably at each performance tranche level of aggregate amounts of (1) $25.0 million, (2) $50.0 million and (3) $75.0 million.

As of September 30, 2022 the Company had concluded that achievement of the performance thresholds within the measurement period is not probable. Accordingly, during the period from the grant date to September 30, 2022, no compensation expense was recognized.

F-87

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

18.	Leases

Commercial real estate

Sky-Watch leases three commercial real estate locations used primarily as office space and for production with terms extending through 2023.

Aspen Avionics leases facilities and equipment under non-cancelable operating leases. Aspen Avionics has a two-year lease for its office and assembly facility in Albuquerque, New Mexico, which was extended to 2023 in 2021. At the option of Aspen Avionics, the lease may be extended for an additional two-year period or terminated, subject to an additional payment. Aspen Avionics has additional office leases that terminate between October 2022 and April 2023 and a hangar lease that is on a month-to-month lease.

Coastal Defense leases various hangars with lease periods ranging one year to 13 months. These leases include renewal options. Other hangar leases are leased on a month-to-month basis.

Additional office leases are leased on a month-to-month basis.

All of the commercial real estate leases described above are classified as operating leases and are included within ROU assets and lease liabilities on the Company’s condensed consolidated balance sheets.

Automobiles and Aircraft

Sky-Watch leases one automobile with a term that runs through 2026.

Additionally, Aspen Avionics leases aircraft under month-to-month agreements.

All of the automobile and aircraft leases described above are classified as operating leases and are included within ROU assets and lease liabilities on the Company’s condensed consolidated balance sheets.

The following table reflects the Company’s ROU assets and lease liabilities as of September 30, 2022 and January 1, 2022.

	September 30, 2022	January 1, 2022
Asset:
ROU operating lease assets	$1,112,032	$1,151,848

Liabilities
Current operating lease liabilities	$489,731	$320,367
Noncurrent operating lease liabilities	627,577	831,481
	$1,117,308	$1,151,848

F-88

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

18.	Leases, continued

The following table presents supplemental cash flow information related to the Company’s operating leases:

Nine months ended
September 30, 2022
Cash paid for amounts included in the measurement of operating lease liabilities
Operating cash flows from operating leases	$362,530

Maturities of operating lease liabilities as of September 30, 2022 were as follows:

2022 (remaining)	$132,752
2023	535,562
2024	259,170
2025	263,723
2026	4,197
Total	1,195,404
Less: interest	(78,096)
Present value of lease liabilities	$1,117,308

Total lease expense was $372,511 for the nine months ended September 30, 2022. Rent expense was $239,795 for the nine months ended September 30, 2021.

As of September 30, 2022, the weighted-average remaining lease term for the operating leases was 2.58 years and the weighted-average discount rate was 5.24%.

19.	Income Taxes

The Company provides for income taxes using an asset and liability approach under which deferred income taxes are provided for based upon enacted tax laws and rates applicable to periods in which the taxes become payable. The Company has used a discrete effective tax rate method to calculate taxes for the nine months ended September 30, 2022. The Company determined the information required to compute a reliable estimate of the annual effective tax rate based upon full fiscal year “ordinary” income or loss (pretax income or loss excluding unusual or infrequently occurring discrete items) did not exist due to the nature of a Put-Together Transaction and lack of operating history as a combined operating company.

For the nine months ended September 30, 2022, income tax benefit and the effective tax rate were $10,205,877 and 60.74%, respectfully. The income tax benefit included the release of the accounting acquirer’s valuation allowance resulting from the available taxable temporary differences of the acquired entities. The Company recorded no state income tax expense for the nine months ended September 30, 2022.

Under the acquisition method of accounting for business combinations, if changes are identified to acquired deferred tax asset valuation allowances or liabilities related to uncertain tax positions during the measurement period, and they are related to new information obtained about facts and circumstances that existed as of the acquisition date, those changes are considered a measurement-period adjustment, and offsets to goodwill are recorded. The Company’s acquired deferred tax asset valuation measurement period remains open primarily related to pre-acquisition income tax return filings, that are principally due in 2023.

F-89

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

19.	Income Taxes, continued

The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets. The Company primarily considered the nature of the Company’s deferred tax assets and the timing, likelihood and amount, if any, of future taxable income during the periods in which those temporary differences and carryforwards become deductible. The Company’s accounting for deferred taxes involves the evaluation of a number of factors concerning the realizability of its net deferred tax assets.

The Acquired domestic companies (AIRO Drone, Agile Defense, Coastal Defense, and Jaunt) recorded deferred tax liabilities primarily related to acquired intangibles other than goodwill in purchase accounting. As a result, Aspen Avionics, the accounting acquirer, released $6,094,671 of its federal valuation allowance during the nine months ended September 30, 2022. Aspen’s state net operating losses continue to be less than more-likely-than-not realizable; subject to an $846,639 valuation allowance as of September 30, 2022.

The merger of Aspen Avionics with Holdings resulted in an ownership change in control as defined under Internal Revenue Code Section 382. Therefore, Aspen Avionics’ net operating loss (“NOL”) carryforward is subject to an annual limitation. Aspen Avionics’ affected tax attribute(s) exceeded the fair market value assigned to its assets. Aspen Avionics’ acquired NOL was reduced by $25,185,706 to $32,558,863 from $57,744,569. State NOL carryforward is primarily limited by lack of available future income, and therefore subject to a valuation allowance. California net operating loss deductions are limited to a member’s contribution to combined California taxable income. Post acquisition NOL’s are not currently subject to a limitation.

The Company expects to file income tax returns in the United States and Denmark. As of September 30, 2022, Holdings’ tax years 2020 through 2021 remain open to examination. Prior to closing of the acquisitions, AIRO Drone, Agile Defense, and Jaunt were taxed as partnerships and, as a result, the Company is not responsible for pre-acquisition tax authority examinations. All of Aspen Avionics’ tax years remain open to examination. Coastal Defense’s tax years 2019 through 2021 remain open to examination. Denmark’s statute of limitations expires May 1st in the fourth calendar year following the end of the relevant accounting period, and therefore the 2019 through 2021 tax years remain open to tax examination.

20.	Related Party Transactions

Related party transactions include the following:

●	In February 2022, the Company issued a promissory note to an officer and stockholder of the Company for total principal of $10,000. The promissory note carried an annual interest rate of 12% per annum and matures on August 31, 2022. In May 2022, this promissory note was fully repaid.

●	As of September 30, 2022, related party payables were $175,681, including deferred compensation related to services provided by two entities controlled by two previous owners/stockholders of AIRO Drone and current stockholders of the Company. These payments are for services previously rendered to AIRO Drone. Payment arrangements provide deferment until the Company determines in its sole discretion that sufficient funds are available to commence payment of the deferred amounts.

●	As of September 30, 2022, the Company had related party payables and related party receivables of $2,925 and $693, respectively, with former owners/stockholders of Agile Defense and current stockholders of the Company.

F-90

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

20.	Related Party Transactions, continued

●	In March 2022, Sky-Watch entered into a Credit Facility Agreement with Dangroup ApS, a stockholder, for a revolving line of credit of up to DKK 33,000,000 that is due at the earlier of Closing of the Business Combination or June 30, 2023. Interest is fixed at 12% per annum. The outstanding balance due on this credit facility was $920,689 as of September 30, 2022. As of September 30, 2022, payables to Dangroup ApS were $10,287. Dangroup also provides advisory services to Sky-Watch. During the nine months ended September 30, 2022, fees for these services totaled $12,537, and is recorded as part of general and administrative expenses in the condensed consolidated statements of operations.

●	In January 2022, Sky-Watch entered into an administration agreement dated January 3, 2022 with Svehag APS, a company owed by a stockholder, to provide administrative services. During the nine months ended September 30, 2022, fees for these services totaled $8,358, and is recorded as part of general and administrative expenses in the condensed consolidated statements of operations.

●	Aspen Avionics has a Commercialization Agreement with Centro Italiano Richerche Aerospaziali S.c.p.A (“CIRA”), a stockholder of Aspen Avionics, whereby CIRA licensed certain technology to Aspen Avionics. As consideration for the license, CIRA will receive a royalty based on each unit sold by Aspen Avionics. In March 2020, Aspen Avionics entered into an agreement with CIRA to settle unpaid royalty amounts due under a development agreement. The Company owed $511,154 and $482,265 to CIRA as of September 30, 2022 and December 31, 2021, respectively. Aspen Avionics incurred royalty expenses of $28,889 and $31,745 during the nine months ended September 30, 2022 and 2021, respectively.

●	Aspen Avionics incurred expenses of $174,010 and $112,955 and earned revenues of $23,790 and $1,695 in the nine months ended September 30, 2022 and 2021, respectively, resulting from transactions with Accord Global, a stockholder. Expenses incurred relate primarily to engineering services provided to Aspen Avionics and per unit product support costs related to a manufacturing supply agreement. Revenue is primarily from the sale of GNSS product. Aspen Avionics owed $174,010 and $89,769 to Accord Global as of September 30, 2022 and December 31, 2021, respectively, related to such expenditures and had receivables of $23,790 and zero as of September 30, 2022 and December 31, 2021, respectively.

●	As of September 30, 2022, Coastal Defense had net receivables due from Failor Services, Inc. (“Failor”), which is owned by a stockholder of the Company, of $319,017, which are included in “Related party receivables” on the condensed consolidated balance sheets. No purchases were made from Failor during period from the Coastal Defense acquisition date through September 30, 2022. Coastal Defense also pays for certain expenses on Failor’s behalf, which are reimbursable to Coastal Defense.

●	Prior to 2018, Coastal Defense made cash disbursements on behalf of Parker Agle Enterprise Inc. which is owned by the two stockholders of the Company. As of September 30, 2022, Coastal Defense had a balance due from Parker Agle Enterprise Inc. of $14,197 which is included in “Related party receivables” on the condensed consolidated balance sheets.

●	On June 1, 2010, Coastal Defense entered into a lease agreement with a stockholder for office space. The lease continues on a month to month basis unless notification to terminate is received 30 days prior to the termination date. The current monthly rent under this agreement is $2,000 per month. The total amount paid to the stockholder for rent during the period from April 26, 2022 to September 30, 2022 was $10,155.

F-91

AIRO Group Holdings, Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

20.	Related Party Transactions, continued

●	During the nine months ended September 30, 2022, the Company issued promissory notes to an employee and stockholders for total principal of $600,000. The promissory notes carry a simple annual interest of 12% per annum and are due at the earlier of the closing of the Company’s IPO or March 31, 2023. If the IPO is successful prior to the maturity date, a payment of 100% of the principal in lieu of the simple interest due will be paid in shares of common stock in addition to payment of the principal.

●	Coastal Defense entered into unsecured due on demand notes with two stockholders (the “Stockholder Notes”). Interest is charged at 7.00% per year. As of September 30, 2022, the total outstanding balance of the Stockholder Notes was $908,723 . No specific repayment schedules have been determined.

21.	Subsequent Events

The Company has evaluated subsequent events through April 6, 2023, which represents the date the condensed consolidated financial statements were available for issuance. Other than the items listed below, there were no subsequent events that would require adjustment to or disclosure in these condensed consolidated financial statements.

In October 2022, the maturity dates for the commercial promissory notes with the Muncy Bank and Trust Company were extended to December 2022 with interest payments due monthly. In December 2022, the maturity dates were further extended to June 2023.

In October 2022, Sky-Watch entered into the second amendment to its DKK 7,000,000 Credit Facility Agreement with Dangroup ApS, a stockholder, and increased the revolving line of credit cap to up to $1,606,533 (DKK 12,000,000) due at the earlier of one day after the Company’s IPO or December 31, 2022. Interest is fixed at 12% per annum.

In December 2022, Sky-Watch entered into the third amendment to its DKK 7,000,000 Credit Facility Agreement with Dangroup ApS, a stockholder, and increased the revolving line of credit cap to up to $4,706,688 (DKK 33,000,000) due at the earlier of one day after the Company’s IPO or March 31, 2023. Interest is fixed at 12% per annum.

In March 2023, the Company, Sky-Watch, Dangroup ApS, Mekan I/S v/Per Pedersen & Claus Bo Jensen, and Old AGI, Inc. entered into an additional amendment to the Credit Facility Agreement with Dangroup ApS, a stockholder, and the Equity Purchase Agreement extending the due date for payment of the revolving line of credit through the earlier of the Business Combination closing date or June 30, 2023.

On March 3, 2023, the Company entered into an Agreement and Plan of Merger by and between the Company, Kernel Group Holdings, Inc. (“Kernel”), AIRO Group, Inc., Kernel Merger Sub, Inc., AIRO Merger Sub, Inc., VKSS Capital, LLC, and Dr. Chirinjeev Kathuria (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, Kernel will domesticate as a Delaware corporation, following which Kernel will merge with and into Kernel Merger Sub, Inc. (the “First Merger”) and the Company will merge with and into AIRO Merger Sub, Inc. (the “Second Merger”). Upon closing of the First Merger and Second Merger, both Kernel and the Company will survive as wholly owned subsidiaries of AIRO Group, Inc., whose common stock and warrants are expected to trade on Nasdaq as “AIRO” and “AIROW.”

From October 2022 through March 2023, the Company issued additional promissory notes for total principal of $1,382,000 to third parties and additional promissory notes to stockholders and employees for total principal of $880,000. Promissory notes totaling $1,262,000 carry a simple annual interest of 12% per annum and are due at the earlier of the closing of the Business Combination or a stated “Trigger Date.” One note for $25,000 has a Trigger Date of March 31, 2023 and the Company is in extension talks with that lender. Notes totaling $180,000 have a Trigger Date of June 30, 2023. Notes totaling $1,057,000 have a Trigger Date of August 31, 2023. If payment of the note is triggered by closing of the Business Combination, a payment of 100% of the principal in lieu of the simple interest due will be paid in shares of common stock in addition to payment of the principal for these notes. Notes totaling $1,000,000 include a payment of 100% of the principal in lieu of simple interest at closing of the Business Combination, with payment 190 days after closing of the principal plus twelve percent (12%) interest accruing from the closing date.

F-92

AIRO GRoup Holdings, INC.

Consolidated Financial Statements

December 31, 2021 and 2020

F-93

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of AIRO Group Holdings, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of AIRO Group Holdings, Inc. (a Delaware corporation) and its subsidiary (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for the year ended December 31, 2021 and for the period from March 16, 2020 (date of inception) through December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and the period from March 16, 2020 (date of inception) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has no present revenue and the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities for the next twelve months. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2022.

San Jose, California

August 12, 2022

F-94

AIRO GROUP HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

	2021	2020
ASSETS
Current assets:
Cash	$5	$5
Deferred offering costs	122,239	—
Total assets	$122,244	$5

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$860,852	$166,145
Accrued expenses	874,346	711,250
Total liabilities	1,735,198	877,395
Commitments and contingencies (Note 2)
Stockholders’ deficit:
Common stock—AIRO Group, Inc.: $0.000001 par value; 10,000,000 shares authorized, issued and outstanding as of December 31, 2020	—	10
Common stock—AIRO Group Holdings, Inc.: $0.000001 par value; 35,000,000 shares authorized as of
December 31, 2021; 17,230,303 shares issued and outstanding as of December 31, 2021	17	—
Additional paid-in capital	72,296	—
Stockholder loan	(5)	(5)
Accumulated deficit	(1,685,262)	(877,395)
Total stockholders’ deficit	(1,612,954)	(877,390)
Total liabilities and stockholders’ deficit	$122,244	$5

The accompanying notes are an integral part of these consolidated financial statements.

F-95

AIRO GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the year ended December 31, 2021 and the period from March 16, 2020 (inception) through December 31, 2020

	2021	2020
Operating expenses:
General and administrative	$807,867	$877,395
Total operating expenses	807,867	877,395
Loss from operations	(807,867)	(877,395)
Net loss and comprehensive loss	$(807,867)	$(877,395)
Net loss per common share, basic and diluted	$(0.07)	$(0.30)
Weighted-average number of common shares used in computing net loss per common share, basic and diluted	11,723,387	2,931,507

The accompanying notes are an integral part of these consolidated financial statements.

F-96

AIRO GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the year ended December 31, 2021 and the period from March 16, 2020 (inception) through December 31, 2020

	Common Stock
	AIRO Group Holdings, Inc.		AIRO Group, Inc.		Stockholder	Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Loan	Capital	Deficit	Deficit
Balance as of March 16, 2020 (date of inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of common shares	—	—	10,000,000	10	(5)	—	—	5
Net loss	—	—	—	—	—	—	(877,395)	(877,395)
Balance as of December 31, 2020	—	—	10,000,000	10	(5)	—	(877,395)	(877,390)
Issuance of common shares	—	—	7,230,303	7	—	72,296	—	72,303
Recapitalization	17,230,303	17	(17,230,303)	(17)	—	—	—	—
Net loss	—	—	—	—	—	—	(807,867)	(807,867)
Balance as of December 31, 2021	17,230,303	$17	—	$—	$(5)	$72,296	$(1,685,262)	$(1,612,954)

The accompanying notes are an integral part of these consolidated financial statements.

F-97

AIRO GROUP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31, 2021 and the period from March 16, 2020 (inception) through December 31, 2020

	2021	2020
Cash flows from operating activities:
Net loss	$(807,867)	$(877,395)
Adjustments to reconcile net loss to net cash provided by operating activities:
Stock-based compensation expense	72,303	—
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	735,564	877,395
Net cash provided by operating activities	—	—
Cash flows from financing activities:
Proceeds from issuance of stock	—	5
Net cash provided by financing activities	—	5
Net increase in cash	—	5
Cash as of beginning of year	5	—
Cash as of end of year	$5	$5
Supplemental disclosure of non-cash financing activties:
Common stock issued in exchange for a stockholder loan	$—	$5
Deferred offering costs included in accounts payable	$122,239	$—

The accompanying notes are an integral part of these consolidated financial statements.

F-98

AIRO GROUP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2021 and the period from March 16, 2020 (inception) through December 31, 2020

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

AIRO Group, Inc. (“AIRO Group”), a Delaware corporation was formed on March 16, 2020, for the purpose of acquiring and integrating various companies engaged in the aerospace and defense industry to develop its business across four primary divisions: (i) Advanced Avionics; (ii) Training; (iii) Commercial Drones; and (iv) Electric Air Mobility. On October 5, 2021, AIRO Group underwent a reorganization to form AIRO Group Holdings, Inc. (“Holdings”) by exchanging all of its outstanding common stock for common shares of Holdings and becoming a wholly owned subsidiary of Holdings. AIRO Group is deemed the predecessor to Holdings and the historical results of AIRO Group are deemed the historical results of Holdings for periods prior to and including October 4, 2021. As a result, the financial statements for AIRO Group and Holdings (together, the “Company”) have been combined in the accompanying consolidated financial statements.

In October 2021, the Company entered into plan of merger agreements (the “Merger Agreements”) with AIRO Drone Merger Sub, LLC, AIRO Drone, LLC (“AIRO Drone”), Agile Defense, LLC (“Agile Defense”), Agile Defense Merger Sub, LLC, Coastal Defense Inc. (“Coastal Defense”), Coastal Merger Sub, Inc., Jaunt Air Mobility, LLC (“Jaunt”), Jaunt Merger Sub, Inc., Aspen Avionics, Inc. (“Aspen Avionics”) and Aspen Merger Sub, Inc. The Company also entered into an equity purchase agreement (“Equity Agreement”) with Sky-Watch A/S (“Sky-Watch”). AIRO Drone, Agile Defense, Coastal Defense, Jaunt, Aspen Avionics and Sky-Watch together represent the Merger Entities. Under the Merger Agreements and Equity Agreement, the parties desired to enter into a transaction in which the Company would acquire all of the equity of the Merger Entities. Between February and April 2022, the mergers of the Merger Entities with AIRO Holdings were completed. See Note 5. Subsequent Events. The agreements include a right for the Company to rescind the agreements if an initial public offering (“IPO”) has not been completed by either August 31, 2022, or September 30, 2022, in accordance with the terms of the agreements with each of the Merger Entities. The Company anticipates amending the agreements to waive or extend that date.

Liquidity and Management’s Plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company had not commenced its principal operations and has incurred losses since inception. As of December 31, 2021, the Company had minimal cash and a working capital deficit of $1,735,193. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is actively pursuing an initial public offering (“IPO”) and management expects to use the proceeds from the IPO to support the operations of the consolidated entity, settle the outstanding indebtedness assumed from the acquired entities and to pay the consideration owed to certain entities acquired in connection with the closing of the mergers. There can be no assurance that the IPO will be successful. The Company has obtained commitments for unsecured notes to support the initial public offering effort. To date, $2,000,000 in proceeds from the issuance of the unsecured notes have been received. See Note 5. Subsequent Events. In the event the Company does not complete its IPO, the Company will seek additional funding through other means including private equity financings and debt financing. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

F-99

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, the consolidated financial statements contain all adjustments necessary for the fair presentation of the Company’s financial position as of the dates reported.

Consolidation

The accompanying consolidated financial statements include the accounts of Holdings and its wholly owned subsidiary AIRO Group. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments, estimates and assumptions are used to determine litigation and claims and other asset and liability amounts. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from these estimates and these differences may be material.

Business Risk and Concentration of Credit Risk

The Company has not commenced operational activities and is able to maintain a low-cost structure during the development stage. A low expense rate will continue until significant capital is raised. During this time, pursuit of the Company’s strategy could be constrained, which could have a material adverse effect on future results.

The planned products and services within the Merger Entities include existing operating business and early-stage businesses in emerging and developing markets. Delays in the execution of the Company’s strategy could also have a material adverse effect on the Company’s business and operating results.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a “Public Health Emergency of International Concern.” While the Company’s operations have not been significantly impacted by the COVID-19 outbreak, the COVID-19 outbreak has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The COVID-19 outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The COVID-19 outbreak could have a material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 outbreak. Nevertheless, the COVID- 19 outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less from the date of purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2021 and 2020.

F-100

Deferred Offering Costs

The Company capitalizes certain legal, professional, accounting, and other third-party fees that are directly associated with in-process equity issuances as deferred offering costs until such equity issuances are consummated. After consummation of the equity issuance, these costs will be recorded as a reduction of the proceeds received from the proposed IPO. Should the proposed IPO be delayed or abandoned, the deferred offering costs will be expensed immediately as a charge to operating expenses in the consolidated statements of operations and comprehensive loss.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability approach method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases, as well as for net operating losses and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more-likely-than-not to be realized.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will more-likely-than-not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. Interest and penalties, if applicable, are recorded in the period assessed as income tax expense. No interest or penalties have been accrued for as of December 31, 2021 and 2020.

Stock-Based Compensation

The Company recognizes compensation expense for stock-based awards based on the grant-date estimated fair value of the awards.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for the year ended December 31, 2021 and the period from March 16, 2020 (date of inception) through December 31, 2020.

Net Loss Per Share

Net loss per share is computed by dividing net loss attributed to common stockholders by the weighted-average number of shares of common stock outstanding during the period and, if dilutive, the weighted-average number of potential shares of common stock. Diluted net loss per common share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods.

For the year ended December 31, 2021 and the period from March 16, 2020 (date of inception) through December 31, 2020, there were no common stock equivalents.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to put most leases on their balance sheets, but recognize the expenses on their statement of operations in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. ASU 2016-02, as amended, was to be effective for the Company in its fiscal year beginning January 1, 2020. In June 2020, in response to the adverse effect caused by COVID-19 pandemic on private businesses, the FASB issued ASU 2020-05 which deferred the effective date for ASU 2016-02 for private businesses to annual reporting periods beginning after December 15, 2021. The Company adopted this standard on January 1, 2022 and it did not have a material impact on the Company’s consolidated financial statements.

F-101

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more-timely recognition of losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently assessing the impact of ASU 2016-13 on its condensed consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which removes the second step of the goodwill impairment test that requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This standard is effective for fiscal years beginning after December 15, 2021. The Company adopted this standard on January 1, 2022 and it did not have a material impact on the Company’s consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update apply to all entities that enter into a business combination within the scope of Subtopic 805-10, Business Combinations—Overall. The amendments in this Update require that an entity (acquirer) recognize, and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. Generally, this should result in an acquirer recognizing and measuring the acquired contract assets and contract liabilities consistent with how they were recognized and measured in the acquiree’s financial statements (if the acquiree prepared financial statements in accordance with U.S. GAAP). The Company adopted this standard on January 1, 2022 and it did not have a material impact on the Company’s consolidated financial statements.

2.	Commitments and Contingencies

Litigation

A civil action was filed against AIRO Group in the Circuit Court of Cook County, State of Illinois in February 2022. The claimant alleges that an agreement for certain services entered into in March 2020 was breached and resulted in damages to claimant. This case was dismissed on July 5, 2022. However, the court allowed the claimant to amend its complaint. On August 5, 2022, the claimant filed its amended complaint. The Company intends to vigorously defend against the complaint.

Aside from the above matter, the Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

Legal Fee Reimbursement Agreement

In September 2020, the Company entered into a legal fee reimbursement agreement with Aspen Avionics in connection with the legal fees billed to Aspen Avionics for matters related to the merger transactions contemplated by the Merger Agreements and the Equity Agreement and a premium payment due to the legal firm in the event the IPO is completed. Amounts due to Aspen Avionics under this agreement were $232,108 and $166,145 as of December 31, 2021 and 2020, respectively, and are included in accounts payable in the accompanying consolidated balance sheets.

Capitalization Cost Agreement

In August 2021, the Company entered into a Capitalization Cost Agreement with AIRO Drone whereby the Company assumed AIRO Drone’s financial obligation under a separate agreement with Commonwealth Capital Investment Fund I (“CCIF”) in connection with an offering for convertible securities. If the financing is cancelled or otherwise not completed, the Company could owe up to $500,000 in fees to CCIF.

F-102

3.	Income Taxes

Loss before income tax expense consisted of:

	2021	2020
United States	$(807,867)	$(877,395)
International	—	—
Total loss before income tax expense	$(807,867)	$(877,395)

For the year ended December 31, 2021 and for the period from March 16, 2020 (date of inception) through December 31, 2020, the Company had no income tax expense or benefit.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets related to the following:

	2021	2020
Deferred tax assets:
Net operating losses	$1,652	$—
Start up costs	352,253	184,253
Gross deferred tax assets	353,905	184,253
Valuation allowance	(353,905)	(184,253)
Net deferred tax assets	$—	$—

As of December 31, 2021, the Company had net operating loss carryforwards for federal and state income tax purposes of $7,869 and zero, respectively, available to reduce future income subject to income taxes. The federal net operating loss carryforwards do not expire. The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 (“IRC Section 382”). Events that may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by IRC Section 382 and similar state provisions.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax-planning strategies in making this assessment. The Company’s management believes that, based on a number of factors, it is more-likely-than-not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the year ended December 31, 2021 and the period from March 16, 2020 (date of inception) through December 31, 2020, the Company has provided a valuation allowance against the net deferred tax assets. The net change in the valuation allowance for the year ended December 31, 2021 and the period from March 16, 2020 (date of inception) through December 31, 2020 was an increase of $169,652 and $184,253, respectively.

F-103

As of December 31, 2021 and 2020, the Company did not have any unrecognized tax benefits.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company files U.S federal income tax returns. The Company’s tax years for 2020 and forward are subject to examination by the U.S. tax authorities.

4.	Common Stock

Each common share is entitled to one vote. The common shares do not have any stated liquidation or dividend rights.

During the period from March 16, 2020 (date of inception) to December 31, 2020, AIRO Group issued 10,000,000 shares of common stock at par value, of which $5 was paid in cash and $5 was payable under a stockholder loan.

During the year ended December 31, 2021, the AIRO Group issued 7,230,303 shares of common stock for no consideration to various individuals for services rendered. The fair value of the shares issued at the time of issuance was $72,303.

During the year ended December 31, 2021, as part of a recapitalization, the shareholders of AIRO Group exchanged their 17,230,303 outstanding shares of AIRO Group common stock for shares of Holdings common stock.

5.	Subsequent Events

The Company has evaluated subsequent events from December 31, 2021, the date of the consolidated financial statements, through August 12, 2022, which represents the date the consolidated financial statements were available for issuance. Other than the items listed below, there were no subsequent events that would require adjustment to or disclosure in these consolidated financial statements.

Acquisitions

The acquisitions of the Merger Entities were closed between February and April 2022 where the Company acquired 100% of the equity of each of the Merger Entities. The consideration transferred to the Merger Entities was as follows:

a)	The members of AIRO Drone received consideration in the form of a promissory note in the amount of $2,085,282;

b)	The members of Agile Defense received consideration in the form of a promissory note in the amount of $2,323,809;

c)	The members of Jaunt received consideration in the form of i) 5,343,124 shares of the Company’s common stock with a fair value of $122,144,764, ii) warrants and stock options assumed with a fair value totaling $11,644,803 and iii) contingent consideration assumed from Jaunt with a fair value of $20,375,000;

d)	The stockholders of Sky-Watch received consideration in the form of i) a promissory note in the amount of $12,883,000, ii) 890,909 shares of the Company’s common stock with a fair value of $20,366,357 and iii) contingent consideration in the form of an earnout with a fair value of $2,926,000;

F-104

e)	The stockholders of Aspen Avionics received consideration in the form of 2,575,758 shares of Holdings common stock with a fair value of $58,881,828; and

f)	The shareholders of Coastal Defense received consideration in the form of i) a promissory note in the amount of $10,100,000 and ii) 1,818,182 shares of Holdings common stock with a fair value of $41,563,641.

The promissory notes that were issued as consideration for the acquisitions of AIRO Drone, Agile Defense, Sky-Watch and Coastal Defense are contingently payable upon IPO effectiveness or completion of a SPAC merger. Because of the uncertainty of these events, the payment of these promissory notes was deemed not probable as of the acquisition dates. As a result, the promissory notes were not included in the determination of the consideration paid on the respective acquisition dates.

In March 2022, as part of the merger with Jaunt, the Company assumed the outstanding warrants and the outstanding options under the Jaunt Air Mobility 2021 Option Plan (the “Jaunt Option Plan”). The original warrant agreements were amended to purchase a total of 112,246 shares of the Company’s common stock at an exercise price of $9.90 per share. The Jaunt Option Plan was renamed the AIRO Group Holdings, Inc. Option Plan (the “Holdings Option Plan”) and the original option agreements were amended to purchase a total of 605,236 shares of the Company’s common stock with an exercise price of $5.05 per share. The Holdings Option Plan had 605,236 shares reserved for issuance.

The acquisitions of AIRO Drone, Jaunt, Sky-Watch, Aspen Avionics and Coastal Defense were accounted for as business combinations while the acquisition of Agile Defense was accounted for as an asset acquisition.

At the time these consolidated financial statements were available to be issued, the initial accounting for the business combinations of Aspen Avionics and Coastal Defense was not complete due to the timing of the acquisitions. As a result, the disclosures required under U.S. GAAP cannot be made at this time.

The following table summarizes the provisional allocation of the purchase price over the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date for the acquisitions where the initial accounting had been determined:

	Agile Defense	AIRO Drone	Jaunt	Sky-Watch	Total
Assets acquired:
Cash	$194	$5,947	$336,525	$11,885	$354,551
Accounts receivable	4,000	16,278	—	76,559	96,837
Prepaid expense and other current assets	—	3,347	13,125	948,143	964,615
Inventory	—	—	—	886,946	886,946
Property and equipment	—	—	5,524	68,947	74,471
Operating lease ROU assets	—	—	—	201,834	201,834
Intangible assets	—	—	90,900,000	9,290,000	100,190,000
Goodwill	—	1,230,847	75,305,565	15,188,947	91,725,359
Liabilities assumed:					—
Accounts payable	(38,446)	(409,783)	(14,617)	(358,500)	(821,346)
Accrued liabilities and other liabilities	—	(2,578)	(176,747)	(764,783)	(944,108)
Deferred compensation	—	—	(5,540,415)	—	(5,540,415)
Operating lease liabilities	—	—	—	(201,834)	(201,834)
Deferred revenue	—	—	(93,117)	(1,429,741)	(1,522,858)
Deferred tax liability	—	—	(6,564,563)	(312,908)	(6,877,471)
Debt	—	—	—	(313,137)	(313,137)
Net assets acquired	$(34,252)	$844,058	$154,171,280	$23,292,358	$178,273,444
Purchase consideration:
Fair value of equity issued	$—	$—	$133,796,280	$20,366,358	$154,162,638
Contribution value of non-monetary exchanges	(34,252)	844,058	—	—	809,806
Contingent consideration	—	—	20,375,000	2,926,000	23,301,000
Total purchase consideration	$(34,252)	$844,058	$154,171,280	$23,292,358	$178,273,444

Other

In February 2022, the Company issued a promissory note to an officer and stockholder of the Company for total principal of $10,000. The promissory note carried an annual interest rate of 12% per annum and matures on August 31, 2022. In May 2022, this promissory note was fully repaid.

In May and June 2022, the Company issued promissory notes (the “Notes”) for total principal of $2,350,000. The Notes carry a simple annual interest of 12% per annum and are due at the earlier of the closing of the Company’s IPO or October 31, 2022. If the IPO is successful prior to the maturity date, a payment of 100% of the principal in lieu of the simple interest due will be paid in shares of common stock.

In May 2022, the Company granted restricted stock awards for 431,818 shares of common stock.

In June 2022, the Company executed a previously arranged contingent fee agreement with New Generation Aerospace, Inc. (“NGA”) to compensate NGA for past services rendered and future services rendered through December 31, 2022 related to the acquisitions and financing of the Merger Entities in the amount of $1,500,000 (the “Contingent Fee”). The Contingent Fee is payable upon the closing of the IPO.

F-105

Aspen Avionics, Inc.

Consolidated Financial Statements

December 31, 2021 and 2020

F-106

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Aspen Avionics, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Aspen Avionics, Inc. and its subsidiaries (a Delaware corporation) (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations and cash used in operating activities raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2021.

San Jose, California

August 12, 2022

F-107

Aspen Avionics, Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

	2021	2020
ASSETS
Current assets:
Cash	$13,622	$82,514
Restricted cash	50,000	50,000
Accounts receivable, net	1,354,284	1,529,475
Related party receivables	—	13,635
Inventory	4,048,520	4,279,182
Prepaid expenses and other current assets	824,550	521,934
Total current assets	6,290,976	6,476,740
Property and equipment, net	275,912	312,947
Intangible assets, net	3,158,617	4,134,906
Other assets	51,703	85,826
Total assets	$9,777,208	$11,010,419

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$1,747,637	$1,339,799
Related party payables	572,034	661,758
Accrued expenses	1,546,461	1,222,500
Deferred revenue	248,209	198,995
Related party borrowings	10,418	10,418
Revolving line of credit	1,154,654	1,380,751
Current maturities of debt	—	22,899
Total current liabilities	5,279,413	4,837,120
Long-term debt, net of current maturities	32,184,335	28,941,094
Preferred stock warrant liability	5,592,794	47,952
Long-term deferred revenue	24,166	17,676
Other long-term liabilities	4,508,343	—
Derivative liability	9,652,930	1,085,925
Contingent consideration	—	631,447
Total liabilities	57,241,981	35,561,214

Commitments and contingencies (Note 13)
Redeemable convertible preferred stock:
Series E redeemable convertible preferred stock: $0.003239 par value; 21,500,000 shares authorized; 6,483,917 shares issued (2021 and 2020); 5,542,726 and 6,264,431 shares outstanding (2021 and 2020) (liquidation preference of $13,856,815 as of December 31, 2021)	8,456,281	9,203,665
Series D redeemable convertible preferred stock: $0.003239 par value; 20,500,000 shares authorized; 18,184,570 shares issued (2021 and 2020); 13,016,109 and 16,979,286 shares outstanding (2021 and 2020) (liquidation preference of $16,270,136 as of December 31, 2021)	19,753,569	21,260,803
Series C redeemable convertible preferred stock: $0.003239 par value; 4,939,797 shares authorized; 1,528,165 shares issued and outstanding (2021 and 2020) (liquidation preference of $3,019,914 as of December 31, 2021)	15,215,612	15,215,612
Series A redeemable convertible preferred stock: $0.003239 par value; 1,852,424 shares authorized; 809,300 shares issued and outstanding (2021 and 2020) (liquidation preference of $1,327,381 as of December 31, 2021)	5,942,340	5,942,340
Series B redeemable convertible preferred stock: $0.003239 par value; 2,469,899 shares authorized; 1,111,451 shares issued and outstanding (2021 and 2020) (liquidation preference of $2,278,697 as of December 31, 2021)	9,412,332	9,412,332
Stockholders’ deficit:
Common stock: $0.003239 par value; 69,500,000 shares authorized; 7,066,236 shares issued (2021 and 2020); 5,077,564 and 6,558,678 shares outstanding (2021 and 2020)	22,510	22,510
Additional paid-in capital	3,671,110	3,667,116
Treasury stock, at cost	(187,267)	(52,767)
Accumulated deficit	(109,751,260)	(89,222,406)
Total stockholders’ deficit	(106,244,907)	(85,585,547)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$9,777,208	$11,010,419

The accompanying notes are an integral part of these consolidated financial statements.

F-108

Aspen Avionics, Inc.

Consolidated Statements of Operations And Comprehensive Loss

For the years ended December 31, 2021 and 2020

	2021	2020

Revenues:
Product	$11,279,024	$12,583,445
Royalties	460,386	861,452
Engineering development	43,160	270,828
	11,782,570	13,715,725
Cost of revenues	8,304,684	9,185,278
Gross profit	3,477,886	4,530,447

Operating expenses:
Research and development	1,149,609	1,488,581
Sales and marketing	2,527,477	2,367,941
General and administrative	2,373,964	2,353,136
Total operating expenses	6,051,050	6,209,658
Loss from operations	(2,573,164)	(1,679,211)
Other income (expense):
Interest expense:
Interest	(277,134)	(202,770)
Deferred interest—investor subordinated convertible notes	(1,585,219)	(1,520,821)
Deferred interest—investor subordinated convertible notes-end-of-term payments accretion	(1,526,772)	(4,767,952)
Amortization of discounts—investor subordinated convertible notes	—	(948,968)
Total interest expense	(3,389,125)	(7,440,511)
Change in fair value of derivative liabilities:
Investor subordinated convertible notes end-of-term payments	(8,567,005)	1,425,639
Contingent consideration	(1,229,435)	919,189
Preferred stock warrant liability	(5,544,842)	(20,933)
Total change in fair value of derivative liabilities	(15,341,282)	2,323,895
Gain on forgiveness of PPP loans	705,598	787,376
Other expense, net	81,965	(11,093)
Total other income (expense)	(17,942,844)	(4,340,333)
Loss before income tax expense	(20,516,008)	(6,019,544)
Income tax expense	12,846	5,580
Net loss and comprehensive loss	$(20,528,854)	$(6,025,124)
Net loss per common share—basic and diluted	$(3.32)	$(0.88)
Weighted-average number of common shares used in computing net loss per common share	6,185,356	6,837,579

The accompanying notes are an integral part of these consolidated financial statements.

F-109

ASPEN AVIONICS, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

For the years ended December 31, 2021 and 2020

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In	Treasury Stock		Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit

Balance as of January 1, 2020	28,093,403	$62,263,273	7,009,115	$22,510	$3,663,182	57,121	$(29,602)	$(83,197,282)	$(79,541,192)
Shares repurchased	(1,424,770)	(1,228,761)	(450,437)	—	—	450,437	(23,165)	—	(23,165)
Warrants exercised	24,000	240	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	3,934	—	—	—	3,934
Net loss	—	—	—	—	—	—	—	(6,025,124)	(6,025,124)

Balance as of December 31, 2020	26,692,633	61,034,752	6,558,678	22,510	3,667,116	507,558	(52,767)	(89,222,406)	(85,585,547)
Shares repurchased	(4,684,882)	(2,254,618)	(1,481,114)	—	—	1,481,114	(134,500)	—	(134,500)
Stock-based compensation	—	—	—	—	3,994	—	—	—	3,994
Net loss	—	—	—	—	—	—	—	(20,528,854)	(20,528,854)

Balance as of December 31, 2021	22,007,751	$58,780,134	5,077,564	$22,510	$3,671,110	1,988,672	$(187,267)	$(109,751,260)	$(106,244,907)

The accompanying notes are an integral part of these consolidated financial statements.

F-110

Aspen Avionics, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net loss	$(20,528,854)	$(6,025,124)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,052,360	1,071,467
Stock-based compensation	3,994	3,934
Recovery of bad debts	(63,016)	(222,234)
Non-cash interest	3,291,736	7,305,640
Gain on forgiveness of PPP loan	(705,598)	(787,376)
Change in fair value of investor subordinated convertible notes end-of-term payments	8,567,005	(1,425,639)
Change in fair value of contingent consideration	1,229,435	(919,189)
Change in fair value of preferred stock warrant liability	5,544,842	20,933
Patent intangible asset impairment	—	62,476
Changes in operating assets and liabilities:
Accounts receivable	238,207	896,507
Related party receivables	13,635	207,311
Inventory	230,662	170,004
Cost in excess of billings	—	179,214
Prepaid expenses and other current assets	(302,616)	(272,088)
Other assets	34,123	42,375
Accounts payable	407,838	(763,577)
Related party payables	(89,724)	(222,423)
Accrued expenses	335,211	(86,069)
Deferred revenue	55,704	(985,012)
Other long-term liabilities	150,000	—
Net cash used in operating activities	(535,056)	(1,748,870)

Cash flows from investing activities:
Investment in intellectual property	(39,036)	(94,566)
Purchase of property and equipment	—	(3,085)
Net cash used in investing activities	(39,036)	(97,651)

Cash flows from financing activities:
Change in line of credit	(268,138)	940,461
Proceeds from borrowings	821,237	1,182,668
Repayment on borrowings	(22,899)	(175,521)
Proceeds from the exercise of warrants	—	240
Debt issuance costs paid	(25,000)	(74,034)
Net cash provided by financing activities	505,200	1,873,814
Net increase (decrease) in cash and restricted cash	(68,892)	27,293
Cash and restricted cash as of beginning of year	132,514	105,221
Cash and restricted cash as of end of year	$63,622	$132,514

The accompanying notes are an integral part of these consolidated financial statements.

F-111

Aspen Avionics, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

For the years ended December 31, 2021 and 2020

	2021	2020
Supplemental disclosures of cash flow information:
Cash paid for interest	$134,945	$112,758
Cash paid for taxes	$7,761	$6,815
Supplemental disclosure of non-cash financing activities:
Repurchase of shares in exchange for convertible notes payable	$—	$1,520,605
Repurchase of shares with consideration included in other long-term liabilities	$4,250,000	$—
Convertible notes payable issued to officers in lieu of pay	$11,250	$89,615

The accompanying notes are an integral part of these consolidated financial statements.

F-112

ASPEN AVIONICS, INC.

Notes to Consolidated Financial Statements

December 31, 2021 and 2020

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

Aspen Avionics, Inc. (together with its subsidiaries, the “Company”) designs hardware, develops related firmware, and assembles advanced electronic avionics for the certified general aviation aftermarket, which are sold through a globally authorized dealer network to airplane owners, as well as directly to original equipment manufacturers. The Company has also entered into development agreements with original equipment manufacturers to develop embedded software for applications similar to those in the Company’s products. The corporate offices and assembly facility are located in Albuquerque, New Mexico.

In June 2015, the Company acquired Accord Technology, LLC, Accord Software and Systems, Inc., and AvValues, LLC from Accord Global PTE LTD (“Accord Global”) and a private party. The entities acquired operate under the Company’s subsidiary, Accord Technology, LLC (“Accord”), which provides global navigation satellite systems technology (“GNSS”) in the form of line-replaceable units, circuit card assemblies, and through licensing of technology. Most products are certified by the Federal Aviation Administration for use in aircraft.

In October 2021, the Company entered into a plan of merger agreement (the “Merger Agreement”) with AIRO Group Holdings, Inc. (“AIRO Holdings”), AIRO Group, Inc. and Aspen Merger Sub, Inc. whereby the parties desire to enter into a transaction in which AIRO Holdings will acquire all of the Company’s equity. In April 2022, the merger with AIRO Holdings was completed. See Note 15. Subsequent Events.

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, the consolidated financial statements contain all adjustments necessary for a fair presentation of the Company’s financial position as of the dates reported.

Principles of Consolidation

The consolidated financial statements include the accounts of Aspen Avionics, Inc. and its subsidiaries, Accord, Accord Software and Systems, Inc., and AvValues, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

Liquidity and Management’s Plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2021, the Company had cash of $13,622 and an accumulated deficit of approximately $109.8 million. During the years ended December 31, 2021 and 2020, the Company has experienced recurring net losses and has used cash in operating activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

F-113

Management’s current plans include obtaining additional financing either through the issuance of debt or equity and managing the Company’s cash burn by controlling expenditures. There can be no assurance that such financings will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. As noted in Note 15. Subsequent Events, the Company merged into AIRO Holdings, along with several other companies. AIRO Holdings is actively pursuing an initial public offering (“IPO”) and expects to use the proceeds from the IPO to support the operations of the consolidated entity. There can be no assurance that the IPO will be successful. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates made by management include, but are not limited to, the allowance for doubtful accounts receivable, inventory valuation, percentage of completion on certain contracts, product warranty reserves, valuation of intangibles, fair value measurements, litigation and claims, and deferred income taxes including required valuation allowances. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from those estimates.

Business Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. The majority of the Company’s cash is invested in U.S. dollar deposits, with strong regional banks in the United States. Management believes that minimal credit risk exists with respect to the financial institutions that hold the Company’s cash. At times, such cash may be in excess of insured limits established by the Federal Deposit Insurance Corporation.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Payment terms are generally 30 days from delivery of product or service but may fluctuate depending on the terms of each specific contract. During the years ended December 31, 2021 and 2020, no customers represent more than 10% of revenue. As of December 31, 2021 and 2020, no customers represent more than 10% of accounts receivable.

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a “Public Health Emergency of International Concern,” which has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Supply Risk

During the years ended December 31, 2021 and 2020, purchases from three vendors constituted 61% of total inventory purchases.

Cash Equivalents

The Company considers all highly liquid investments, including its investments in money market accounts, certificates of deposit, and commercial paper with maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2021 and 2020.

F-114

Restricted Cash

Restricted cash is comprised of cash held in an account subject to collateral agreements to be used for the payment on revolving credit card balances.

Accounts Receivable, Net

The Company sells its products primarily to authorized dealers on an open credit basis. Accounts receivable are carried at the original invoice amounts less an allowance for doubtful accounts, to reserve for the inability of certain customers to pay their accounts receivable balances. The Company periodically assesses the financial condition of its customers to determine if there is reasonable assurance of collectibility. Additional allowances may be required if the financial condition of those customers deteriorates. Accounts are written off when they are deemed uncollectible. As of December 31, 2021 and 2020, the Company provided an allowance of $61,527 and $124,543, respectively, for doubtful accounts to reserve for amounts that may ultimately be uncollectible.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined on a first-in, first-out (FIFO) basis. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. Reductions to the carrying value of inventory are charged to the cost of revenues and a new, lower cost basis for that inventory is established. Subsequent changes to facts or circumstances do not result in the restoration or increase in the related inventory value. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. During the years ended December 31, 2021 and 2020, the Company recorded inventory write-offs of $1,084,214 and $1,171,020, respectively.

Property and Equipment, Net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is provided primarily utilizing the straight-line method for consolidated financial statement purposes at rates based on the following useful lives:

Aircraft equipment	5-10 years
Assembly equipment	2-10 years
Computer equipment	3-5 years
Engineering equipment	2-10 years
Furniture and fixtures	3-7 years
Leasehold improvements	The shorter of the useful life or term of the lease

Additions, improvements, and expenditures that significantly add to the productivity or extend the economic life of assets are capitalized. Any amounts incurred as recurring expenditures or that do not extend or improve the economic life of the asset are expensed as incurred.

Intangible Assets, Net

Intangible assets with definite lives are stated at cost, net of accumulated amortization and are amortized on a straight-line basis over their estimated useful lives. The Company’s intangible assets include patents, which are recorded at cost. The Company capitalizes third-party legal costs and filing fees, if any, associated with obtaining patents. Once the patent asset has been placed in service, the Company amortizes these costs over the shorter of the asset’s legal life, generally 20 years from the initial filing date, or its estimated economic life using the straight-line method.

F-115

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets, for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess value of the asset over the asset’s fair value or discounted estimates of future cash flows. During the year ended December 31, 2020, the Company wrote off $62,476 of patent costs. The Company has not identified any other impairment losses during the years ended December 31, 2021 and 2020.

Product Warranty Liability

Estimated costs related to original product warranties are accrued during the period that products are shipped. In estimating its future original product warranty obligations, the Company considers various relevant factors, including the Company’s stated warranty policies and practices, the historical frequency and trend of claims, and the cost to replace or rebuild its products under warranty. The standard warranty period is two years.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability approach method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the reported amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases, as well as for net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance reduces the deferred tax assets to the amount that is more-likely-than-not to be realized.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions will more-likely-than-not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. Interest and penalties, if applicable, are recorded in the period assessed as income tax expense. No interest or penalties have been accrued for as of December 31, 2021 and 2020.

Redeemable Convertible Preferred Stock Warrant Liability

The Company’s warrants to purchase redeemable convertible preferred stock are classified as a liability on the consolidated balance sheets and held at fair value because the warrants are exercisable for contingently redeemable preferred stock, which is classified outside of stockholders’ deficit. The warrants are subject to remeasurement to fair value at each balance sheet date, and any change in fair value is recognized in the consolidated statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise, the expiration of the warrants, or the conversion of the underlying shares of redeemable convertible preferred stock. Upon the exercise, expiration, or the completion of a liquidation event, the related warrant liability will be reclassified to additional paid-in capital.

Net Loss per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common share is computed by dividing the net loss by the weighted-average number of common shares and potentially dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per common share calculation, common stock equivalents are considered to be potentially dilutive securities.

F-116

The potentially dilutive securities that were excluded from the diluted per share calculation because they would have been anti-dilutive were as follows as of December 31:

	2021	2020
Redeemable convertible preferred stock	22,007,751	26,692,633
Outstanding stock options	3,183,370	3,188,001
Warrants to purchase common stock	2,408,967	2,408,967
Warrants to purchase preferred stock	5,221,927	5,221,927
Stock equivalents from convertible notes	19,490,292	17,773,805
Total anti-dilutive securities	52,312,307	55,285,333

Revenue Recognition

The Company’s revenues are primarily derived from three sources: (1) avionics products consisting primarily of hardware with embedded firmware sold to an authorized dealer network and avionics and GNSS products sold to original equipment manufacturers (“OEMs”), (2) engineering development projects, and (3) sales-based royalties related to GNSS technology licensed to OEMs.

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), and its related amendments, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2020. The adoption of ASC 606, using the modified retrospective approach, had no significant impact to the Company’s accumulated deficit as of January 1, 2020.

The Company recognizes revenue upon the transfer of control of promised products or services to the customer in an amount that depicts the consideration the Company expects to be entitled to for the related products or services. Revenue for products and sales-based royalties is recognized at a point in time. Product revenue is recognized upon shipment or delivery and title and risk of loss have transferred to the customer. Revenue from sales-based royalties is recognized as subsequent sales occur. Revenue from engineering development projects is recognized over a period of time based on the input method and is measured by the percentage of total labor and materials cost incurred to date to estimated total labor and materials cost at completion for each contract. The input method of accounting involves considerable use of estimates in determining revenues, costs, and profits and in assigning the amounts to accounting periods; as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period. The Company may perform services, such as training or out-of-warranty repairs. In these cases, the Company recognizes revenue upon invoicing in amounts that correspond directly with the value to the customer of performance completed to date. Extended warranties are service-type warranties and are typically sold under separate contracts. Revenue for those extended warranties are recognized over the contractual service period, which is typically two years.

The following table summarizes the revenue recognition based on time periods for the years ended December 31:

	2021	2020
Point in time	$11,738,673	$13,480,190
Over time	43,897	235,535
	$11,782,570	$13,715,725

F-117

Amounts that are invoiced are recorded in accounts receivable and revenues or deferred revenue, depending on whether the revenue recognition criteria have been met. The Company generally invoices customers for products at the time of delivery, while professional services are invoiced either upfront or upon meeting certain milestones. Customer invoices generally have payment terms of net 30 days and do not have a significant financing component.

The Company recognizes revenue when, or as, it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps:

(1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company accounts for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectibility of the contract consideration is probable.

The Company has contracts with customers that often include multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, by allocating the contract’s total transaction price to each performance obligation in an amount based on the relative standalone selling price (“SSP”) of each distinct good or service in the contract. The Company determines the SSP based on its overall pricing objectives, taking into consideration market conditions. Determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when control of the promised services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company’s contracts do not include highly variable components. The timing of revenue recognition, billings, and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities). The costs to obtain contracts, primarily commission expenses, are expensed when incurred.

As of January 1, 2020 (upon adoption of ASC 606), the Company had contract liabilities of $1,340,528, of which $72,347 and $1,156,890 were recognized during the years ended December 31, 2021 and 2020, respectively, and contract assets of $179,214. As of December 31, 2020, there were contract liabilities of $216,671, of which $94,544 was recognized during the year ended December 31, 2021, and there were no contract assets. The contract liabilities as of December 31, 2021 were $272,375, which is expected to be recognized as revenue through 2025, and there were no contract assets.

Shipping and Handling

Shipping and handling activities are typically performed before the customer obtains control of the good, and the related costs are therefore expensed as incurred. Shipping and handling costs are included in cost of revenues in the accompanying consolidated financial statements.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2021 and 2020 was $262,704 and $244,385, respectively.

Research and Development

Research and development costs are charged to operations when incurred and are included in operating expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements for employees and recognizes compensation expense for stock-based awards based on the grant-date estimated fair value of the awards. Compensation expense for all stock-based awards is recognized in earnings over the requisite service period (generally, the vesting period). The Company records stock-based compensation expense related to non-employees over the service periods commensurate with the services provided.

F-118

Fair Value Measurements

The Company applies the requirements of the fair value measurements framework, which establishes a hierarchy for measuring fair value and requires enhanced disclosures about fair value measurements. The fair value measurement guidance clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement guidance also requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy in which these assets and liabilities must be grouped based on significant levels of inputs as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities.

Level 2:	Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability.

Level 3:	Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a summary of financial liabilities measured at fair value on a recurring basis by caption and by level within the fair value hierarchy as of December 31, 2021 and 2020.

	Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Balance, December 31, 2021
Investor convertible subordinated notes-end-of-term payments	$—	$—	$9,652,930	$9,652,930
Preferred stock warrant liability	—	—	5,592,794	5,592,794
Total financial liabilities	$—	$—	$15,245,724	$15,245,724

	Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Balance, December 31, 2020
Contingent consideration	$—	$—	$631,447	$631,447
Investor convertible subordinated notes-end-of-term payments	—	—	1,085,925	1,085,925
Preferred stock warrant liability	—	—	47,952	47,952
Total financial liabilities	$—	$—	$1,765,324	$1,765,324

There were no financial assets measured at fair value on a recurring basis as of December 31, 2021 and 2020, and there were no transfers between Levels 1, 2, or 3 within the fair value hierarchy for the years ended December 31, 2021 and 2020.

F-119

Contingent Consideration

As part of the consideration given for the acquisition of Accord, Accord Global received an option to require the Company to repurchase the shares it received as consideration for the acquisition including 382,500 shares of Series E redeemable convertible preferred stock (“Series E”), 5,727,152 shares of Series D redeemable convertible preferred stock (“Series D”), and 2,490,242 shares of common stock. Subsequently, Accord Global participated in a subordinated convertible note financing under the terms of the 2015 Note and Warrant Purchase Agreement, which resulted in 558,691 shares of Series D held by Accord Global being exchanged for shares of Series E and 558,691 shares of common stock held by Accord Global being converted into warrants for Series E. As a result, the shares subject to repurchase were 941,191 shares of Series E, 5,168,461 shares of Series D and 1,931,551 shares of common stock (collectively, the “Merger Stock”) for a price of up to $6,800,000. The repurchase price for the Merger Stock was made up of a fixed payment of $4,250,000 and a variable payment of up to $2,550,000. In addition, there was an additional variable payment of up to $450,000 subject to the exercise of the variable portion of the put option to be paid to the other selling shareholder from the acquisition of Accord. The variable payment was contingent on the sales of certain products by Accord through June 19, 2020 or until the total amounts due equal $3,000,000. The variable portion of the put option was executed during the year ended December 31, 2020 and the fixed portion of the put option was executed during the year ended December 31, 2021.

The contingent consideration was a standalone liability that was measured at fair value on a recurring basis for which there was no available quoted market price or principal markets. The inputs for this measurement were unobservable and were, therefore, classified as Level 3 inputs. The calculation of this liability was a significant management estimate and used (1) estimated future sales volumes, (2) the fair value of the underlying shares of stock, and (3) a probability weighted discounted cash flow of a range of possible future enterprise values from a liquidation event (as defined in the articles of incorporation, which includes an exit transaction) reduced by senior debt obligations. As of December 31, 2021, the contingent consideration was fully settled. As of December 31, 2020, the fair value of the contingent consideration was $631,447. See Note 9. Common Stock, Redeemable Convertible Preferred Stock and Warrants regarding the repurchase of the stock associated with the contingent consideration.

Derivative Liability—Investor Convertible Subordinated Notes—End-of-Term-Payments

Investor convertible subordinated notes issued prior to 2018 include a provision that states that upon a liquidation event (as defined in the Company’s articles of incorporation, including among other terms, an equity exit event), the holders of the notes have the option to receive an end-of-term payment that is a multiple of principal and accrued interest in exchange as full payment for the cancelation of the notes. The end-of-term payment related to notes was 200% and 100% of principal and accrued interest for the notes issued in 2015 and the notes issued after 2015 but prior to 2018, respectively. The end-of-term payment is in addition to the principal and accrued interest due. This option provision meets the definition of an embedded derivative and is accounted for as a standalone liability that is measured at fair value on a recurring basis. As there is no available quoted market price or principal markets, the derivative is classified as a Level 3 liability. The fair value was determined based on discounted cash flow of a range of possible future expected enterprise values from a liquidation event reduced by senior debt obligations. The fair value of the end-of-term payments derivative liability was $9,652,930 and $1,085,925 as of December 31, 2021 and 2020, respectively.

The Company estimated the fair value of contingent consideration and derivative liability using a binomial model to estimate enterprise values in 2021 and the Monte Carlo model in 2020. Inputs into the binomial model included the estimated value of the Company using a weighted-average probability analysis, the risk-free interest rate, volatility and the expected settlement period. As of December 31, 2021, to determine the estimated value the Company used various value scenarios weighted between 10% to 40%, a risk-free interest rate of 0.19%, a volatility of 50% and an expected settlement period of 0.5 years. As of December 31, 2020, inputs in the Monte Carlo model included the expected future enterprise fair values that were de minimis to approximately $134,000,000 as of December 31, 2020.

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Preferred Stock Warrant Liability

The preferred stock warrant liability was a standalone liability that was measured at fair value on a recurring basis for which there were no available quoted market prices or principal markets. The inputs for this measurement were unobservable and were, therefore, classified as Level 3 inputs. The fair value was determined based on a Black-Scholes option valuation model to value the initial liability and subsequent changes in fair value at each reporting date.

The fair value of the preferred stock warrant liability was determined using the following assumptions as of December 31:

	2021	2020
Fair value of redeemable convertible preferred stock	$1.75	$0.06
Expected volatility	50%	50%
Remaining term (years)	4.5	5.5
Risk-free interest rate	1.26%	0.36%
Dividend yield	0%	0%

The changes in fair value of the Level 3 financial liabilities for the years ended December 31, 2021 and 2020 were as follows:

	Contingent Consideration	Investor Convertible Subordinated Notes—End-of Term Payments	Preferred Stock Warrant Liability
Balance as of January 1, 2020	$1,819,315	$2,511,564	$27,019
Settlement	(268,679)	—	—
Change in fair value	(919,189)	(1,425,639)	20,933
Balance as of December 31, 2020	631,447	1,085,925	47,952
Settlement	(1,860,882)	—	—
Change in fair value	1,229,435	8,567,005	5,544,842
Balance as of December 31, 2021	$—	$9,652,930	$5,592,794

Fair Value of Financial Instruments

The fair value of the Company’s financial instruments, including accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate their fair values because of the relatively short maturity of these instruments. The carrying value of the Company’s borrowings approximates fair value based on current rates offered to the Company for instruments with similar terms.

Debt Discounts

Debt issuance costs are presented as a discount to the related debt and are amortized over the term of the related loan for which the fees were incurred using the straight-line method, which approximates the effective interest method. Amortization expense, classified as interest expense on the consolidated statements of operations and comprehensive loss, was $67,041 and $65,544 for the years ended December 31, 2021 and 2020, respectively.

The Company has issued convertible debt together with detachable warrants and other equity incentives. The Company allocates the proceeds from the related debt between the debt and the equity classified incentives using the relative fair value method. The amount of proceeds allocated to incentives and the fair value of the warrants is recorded as a discount against the debt and amortized over the term of the related debt using the effective interest method. During the years ended December 31, 2021 and 2020, the debt discount amortization was zero and $948,968, respectively.

The Company assesses all convertible debt to determine if the terms of the embedded conversion features meet the definition of a beneficial conversion feature (“BCF”). There is a BCF in convertible debt if the fair value of the equity interests that the debt is convertible into is greater than the conversion price of the convertible debt. Any BCF is recorded at the intrinsic value, which is the difference between the fair value of the related equity interests and the conversion price of the convertible debt and is recorded as a discount against the related debt. The discount recorded for a BCF may not exceed the carrying value of the debt after giving effect to any other discounts. The discount is amortized over the term of the related debt using the effective interest method.

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Comprehensive Loss

Comprehensive loss is defined as the change in the equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for the years ended December 31, 2021 and 2020.

Recently Issued Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to put most leases on their balance sheets but recognize the expenses on their statement of operations in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-of-use (“ROU”) asset for the right to use the underlying asset for the lease term. The Company adopted this standard on January 1, 2022 using the modified retrospective approach and resulted in the recording of operating lease ROU assets of $1,151,848 and operating lease liabilities of $1,151,848 at adoption. The standard did not have a material impact on the Company’s consolidated results of operations, cash flows or redeemable convertible preferred stock and stockholders’ deficit reported.

In November 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The objective of the simplification initiative is to identify, evaluate, and improve areas of U.S. GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The Company does not expect this standard to have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying generally accepted accounted principles to contracts, hedging relationships, and other transactions affected by the transition away from reference rates expected to be discontinued to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope, to expand the scope of this guidance to include derivatives. The guidance was effective upon issuance and may be applied prospectively to contract modifications made and hedging relationships entered into on or before December 31, 2022. The Company is currently evaluating the impacts of this guidance on the Company’s consolidated financial statements. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is for fiscal years beginning after December 15, 2023 and should be applied on a full or modified retrospective basis. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact of ASU 2020-06 on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) (“ASU 2016-13”). ASU 2016-13 amends the impairment model to utilize an expected loss methodology in place of the currently used incurred loss methodology, which will result in the more-timely recognition of losses. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently assessing the impact of ASU 2016-13 on its consolidated financial statements.

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2.	Inventory

Inventory consisted of the following as of December 31:

	2021	2020
Raw materials	$3,335,612	$3,758,120
Work in process	472,597	327,608
Finished goods	240,311	193,454
	$4,048,520	$4,279,182

3.	Property and Equipment, Net

Property and equipment, net consisted of the following as of December 31:

	2021	2020
Aircraft equipment	$315,983	$315,983
Equipment	1,112,627	1,112,627
Furniture and fixtures	244,016	244,016
Leasehold improvements	147,324	147,324
	1,819,950	1,819,950
Less: accumulated depreciation	(1,544,038)	(1,507,003)
	$275,912	$312,947

Depreciation expense for the years ended December 31, 2021 and 2020 was $37,035 and $54,339, respectively.

4.	Intangible Assets, Net

	2021	2020	Weighted-average Remaining Life (in years)
Aspen intellectual property—patents	$1,186,070	$1,147,034	8.5
Accumulated amortization	(478,265)	(417,892)
Aspen intangible assets, net	707,805	729,142
Accord merger:
Product license	4,160,000	4,160,000	5.5
Accumulated amortization	(2,253,331)	(1,906,665)
Customer relationships	3,698,000	3,698,000	0.5
Accumulated amortization	(3,433,857)	(2,905,571)
FAA product certification	800,000	800,000	3.5
Accumulated amortization	(520,000)	(440,000)
Accord intangible assets, net	2,450,812	3,405,764
Intangibles, net	3,158,617	4,134,906
Less: Patent assets not placed in service	(109,224)	(126,404)
Less: Indefinite-lived intellectual property	(62,346)	(62,346)
Intangibles subject to amortization, net	$2,987,047	$3,946,156

F-123

As of December 31, 2021 and 2020, $109,224 and $126,404 in patent assets had not been place in service and, therefore, were not subject to amortization.

Amortization expense for the years ended December 31, 2021 and 2020 was $1,015,325 and $1,017,128, respectively. As of December 31, 2021, future amortization is as follows:

Year ending December 31:
2022	$758,824
2023	494,681
2024	494,681
2025	454,681
2026	414,681
Thereafter	369,499
$2,987,047

5.	Income Taxes

Loss before income tax expense consisted of the following for the years ended December 31:

	2021	2020
United States	$(20,516,008)	$(6,019,544)
International	—	—
Total loss before income tax expense	$(20,516,008)	$(6,019,544)

Income tax expense consisted of the following for the years ended December 31:

	2021	2020

Current:
Federal	$—	$—
State	12,846	5,580
Foreign	—	—
Total current tax expense	12,846	5,580
Deferred:
Federal	—	—
State	—	—
Foreign	—	—
Total deferred tax expense	—	—
Total income tax expense	$12,846	$5,580

Income tax expense differed from the amount computed by applying the federal statutory income tax rate to pretax income as a result of the following for the years ended December 31:

	2021	2020

Federal tax at statutory rate	$(3,183,713)	$(1,259,527)
State taxes	5,589	5,580
Nondeductible interest	2,607,254	823,726
Valuation allowance	577,632	436,685
Other	6,084	(884)
Total income tax expense	$12,846	$5,580

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The tax effects of temporary differences that give rise to the Company’s deferred tax assets and liabilities related to the following as of December 31:

	2021	2020

Deferred tax assets:
Net operating losses and credit carryover	$13,309,495	$12,382,478
Accruals and reserves	207,613	148,303
State taxes	1,174	1,172
Deferred revenue	9,721	9,416
Allowance for doubtful accounts	14,854	30,214
Inventory reserve	262,615	287,009
Gross deferred tax assets	13,805,472	12,858,592
Valuation allowance	(12,983,171)	(11,794,092)
Total deferred tax assets	822,301	1,064,500
Deferred tax liabilities:
Intangibles	(765,070)	(1,004,727)
Fixed assets	(57,231)	(59,773)
Total deferred tax liabilities	(822,301)	(1,064,500)
Net deferred tax assets	$—	$—

As of December 31, 2021, the Company had net operating loss carryforwards for federal and state income tax purposes of $57,744,919 and $2,539,151, respectively, available to reduce future income subject to income taxes. The federal and state net operating loss carryforwards will begin to expire in 2025 and 2028, respectively. The Company did not have any research and development credit carryforwards as of December 31, 2021. The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 (“IRC Section 382”). Events that may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions.

In assessing the reliability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

Management considers projected future taxable income and tax-planning strategies in making this assessment. The Company’s management believes that, based on a number of factors, it is more-likely-than-not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the years ended December 31, 2021 and 2020, the Company has provided a valuation allowance against the net deferred tax assets. The net change in the valuation allowance for the years ended December 31, 2021 and 2020 was an increase of $1,189,079 and an increase of $134,074, respectively.

As of December 31, 2021 and 2020, the Company did not have any unrecognized tax benefits.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.

F-125

The Company files income tax returns in the U.S. federal and various state jurisdictions. The Company’s tax years for 2005 and forward are subject to examination by the U.S. tax authorities. The Company’s tax years for 2009 and forward are subject to examination by various state tax authorities. The Company files U.S. federal and state income tax returns with varying statutes of limitations. Due to the Company’s net carryover of unused operating losses, all years from 2005 forward remain subject to future examination by tax authorities.

In addition, to the extent the Company is deemed to have a sufficient connection to a particular taxing jurisdiction to enable that jurisdiction to tax the Company, but the Company has not filed an income tax return in that jurisdiction for the year(s) at issue, the jurisdiction would typically be able to assert a tax liability for such years without limitation on the number of years it may examine.

6.	Accrued Expenses

Accrued expenses consisted of the following as of December 31:

	2021	2020

Product warranty	$354,159	$299,298
Legal fees	232,373	166,409
Payroll	128,310	95,882
Insurance premium financing	107,744	98,251
Interest	22,123	21,776
Other	701,752	540,884
	$1,546,461	$1,222,500

F-126

The following table summarizes the Company’s accrued warranty during the years ended December 31, 2021 and 2020:

Accrued warranty balance, January 1, 2020	$267,710
Warranty cost incurred	(120,000)
Provision for warranty	151,588
Accrued warranty balance, December 31, 2020	299,298
Warranty cost incurred	(240,000)
Provision for warranty	294,861
Accrued warranty balance, December 31, 2021	$354,159

7.	Revolving Line of Credit and Long-Term Debt

Revolving Line of Credit

In February 2014, the Company entered into a Loan and Security Agreement with Pacific Western Bank for a revolving line of credit up to $1,250,000. In February 2020, the line of credit was repaid in full.

In February 2020, the Company entered into a Loan and Security Agreement for an asset-based loan facility (the “Facility”) with Crestmark, a Division of Metabank, with a maximum advance limit of $2,500,000. The Facility is due on demand. The Facility carries a variable interest at the greater of 9% or prime plus 4.25% (9% as of December 31, 2021 and 2020) and is collateralized by substantially all assets of the Company. Cash receipts of the Company are submitted to a lockbox, which is subject to a control agreement whereby all cash receipts are received by the lender and applied against the balance of the loan. The Company obtains additional advances on the Facility based on eligible accounts receivable and inventory collateral. The terms of the Facility include a tangible net worth covenant, which the Company is in compliance with as of December 31, 2021, and other reporting requirements. The Facility is guaranteed by Accord, Accord Software and Systems, Inc., and AvValues, LLC.

As of December 31, 2021 and 2020, the outstanding balance on the Facility, net of unamortized debt issuance costs, was $1,154,654 and $1,380,751, respectively.

Long-Term Debt

Long-term debt consists of the following as of December 31:

	2021	2020
2019 Notes	$1,870,865	$1,739,615
2018 Notes	7,809,831	7,809,831
2016 Notes	1,692,265	1,692,265
2015 Notes	2,818,886	2,818,886
Term loan	—	22,899
2019 Notes end-of-term payment	1,962,119	1,677,626
2018 Notes end-of-term payment	10,731,943	9,489,664
Accrued interest on Investor Debt	5,298,426	3,713,207
	32,184,335	28,963,993
Less: current maturities of debt	—	(22,899)
Long-term debt, net of current maturities	$32,184,335	$28,941,094

F-127

Maturities of long-term obligations are as follows:

Year ending December 31:
2022	$—
2023	32,184,335
$32,184,335

Investor Debt Terms Common to All Investor Debt

All convertible notes described below (collectively, the “Investor Debt”) is subordinated to the Facility. Convertible notes issued under each purchase agreement are subordinate to the convertible notes issued under each subsequent purchase agreement entered into thereafter. The terms under each purchase agreement may be amended by holders of the majority aggregate principal amount of the total notes outstanding under each respective purchase agreement. The maturity date of the Investor Debt was extended at various times during the years ended December 31, 2021 and 2020. On December 15, 2021, the maturity date was extended to January 2023.

Notes Issued under the 2019 Note Purchase Agreement in 2019, 2020, and 2021

During 2019, the Company entered into convertible promissory notes under the 2019 Note Purchase Agreement (“2019 Notes”) with a certain stockholder that also holds other notes and received proceeds of $1,250,000. All outstanding principal and accrued interest related to the 2019 Notes are convertible any time and at the option of the holder into Series E at $1.00 per share. All outstanding principal and accrued interest related to the 2019 Notes automatically convert into the securities being issued upon the Company successfully completing a qualified equity financing (gross proceeds to the Company of at least $3,000,000) at a conversion price of 80% of the lowest price paid by the investors in the qualified financing. In the event of a non-qualifying equity financing or an IPO by the Company, the holders of the 2019 Notes have the option of converting all principal and accrued interest into the securities being issued at 80% of the lowest price paid by the investors in the financing or $1.00 per share if Series E is the most senior security. Additionally, the Company determined that the holders’ optional conversion feature described above does not represent a BCF. The holders are entitled to an end-of-term payment of 100% of principal and accrued interest at time of payoff as discussed more fully in Note 1. Fair Value Measurements. The 2019 Notes accrue interest at 10% per annum, compounded monthly.

During the years ended December 31, 2021 and 2020, additional convertible notes with the same terms as the 2019 Notes were issued for total principal of $131,250 and $489,615, respectively. Of these issuances, $11,250 and $89,615, respectively, in convertible notes were issued to employees of the Company who elected to waive their base compensation for a defined period of time in response to the COVID-19 pandemic and supply chain constraints. These notes have the same terms as described above except that the holders will be repaid the principal and interest outstanding and the end-of-term payment upon (1) a liquidation event occurring and (2) the employee being employed at the time of that event. Additionally, the Company determined that the holders’ optional conversion feature does not represent a BCF. The Company recorded the portion of the note related to the waived compensation and will record the end-of-term payment when the criteria for payment becomes probable.

Interest expense on the 2019 Notes, including the interest from the end-of-term payment, was $482,347 and $1,489,541 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, accrued interest, excluding the end-of-term payment, on the 2019 Notes was $374,220 and $176,366, respectively.

F-128

Notes Issued Under the 2018 Note and Warrant Purchase Agreement in 2018 and 2020

During 2018, the Company entered into convertible promissory notes under the 2018 Note and Warrant Purchase Agreement (“2018 Notes”) with certain stockholders and received proceeds of $6,600,000. All outstanding principal and accrued interest related to the 2018 Notes are convertible any time and at the option of the holder into Series E at $1.00 per share. All outstanding principal and accrued interest related to the 2018 Notes automatically convert into the securities being issued upon the Company successfully completing a qualified equity financing (gross proceeds to the Company of at least $3,000,000) at a conversion price of 80% of the lowest price paid by the investors in the qualified financing. In the event of a non-qualifying equity financing or an IPO by the Company, the holders of the 2018 Notes have the option of converting all principal and accrued interest into the securities being issued at 80% of the lowest price paid by the investors in the financing or $1.00 per share if Series E is the most senior security. The holders are entitled to an end-of-term payment of 100% of principal and accrued interest at time of payoff as discussed more fully in Note 1. Fair Value Measurements. The 2018 Notes accrue interest at 10% per annum, compounded monthly.

The Company issued warrants to purchase 1,056,000 shares of Series E in connection with the 2018 Notes. The Series E warrants had an exercise price of $0.20 per share and a ten-year term. The warrants are liability classified. The fair value of the warrants was determined to be $1.41 per share, which resulted in a discount on the related debt of $1,214,883. Additionally, the Company determined that the holders’ optional conversion feature described above represents a BCF. The Company determined the fair value of each share of Series E to be $1.58 on the date of issuance and that the 2018 Notes had an effective conversion price, after giving consideration to the discount for the warrants, of $0.82 per share. The BCF was recorded at the intrinsic value of $0.76 per share resulting in an additional discount of $5,042,883. The total discount was amortized over the original term of the notes using the effective interest method. The 2018 Notes originally matured in March 2020 and, as such, the unamortized discount on the 2018 Notes was zero as of December 31, 2020. Amortization of the total discount on the 2018 Notes was $907,776 for the year ended December 31, 2020.

During the year ended December 31, 2020, additional notes were issued in the amount of $1,709,831 in connection with the repurchase of 219,486 shares of Series E, 1,205,284 shares of Series D and 450,437 shares of common stock resulting from the partial exercise of a put option held by Accord. These notes are governed by the terms of the 2018 Notes except that these notes are not convertible.

Interest expense on the 2018 Notes, including the interest from the end-of-term payment, was $2,254,240 and $4,436,425 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, accrued interest on the 2018 Notes was $2,834,272 and $1,822,311, respectively.

Notes Issued Under the 2016 Note and Warrant Purchase Agreement in 2016 and 2017

During 2016, the Company entered into convertible promissory notes under the 2016 Note and Warrant Purchase Agreement (“2016 Notes”) with certain stockholders and received proceeds of approximately $1,040,808. All outstanding principal and accrued interest related to the 2016 Notes are convertible any time and at the option of the holder into Series E at $1.00 per share. All outstanding principal and accrued interest related to the 2016 Notes automatically convert into the securities being issued upon the Company successfully completing a qualified equity financing (gross proceeds to the Company of at least $3,000,000) at a conversion price of 80% of the lowest price paid by the investors in the qualified financing. In the event of a non-qualifying equity financing or an IPO by the Company, the holders of the 2016 Notes have the option of converting all principal and accrued interest into the securities being issued at 80% of the lowest price paid by the investors in the financing or $1.00 per share if Series E is the most senior security. The holders are entitled to an end-of-term payment of 100% of principal and interest accrued at the time of payoff as discussed in Note 1. Fair Value Measurements. The 2016 Notes accrue simple interest at 8% per annum.

The Company issued warrants to purchase 166,761 shares of Series E in connection with the 2016 Notes and warrants to purchase 8,000 shares of Series E in connection with the 2016 Notes. The Series E warrants had an exercise price of $0.20 per share and a ten-year term. The warrants are liability classified. The fair value of the warrants was determined to be $1.45 per share, which resulted in a discount on the related debt of $205,570. Additionally, the Company determined that the holders’ optional conversion feature described above represents a BCF. The Company determined the fair value of each share of Series E to be $1.62 on the date of issuance and that the 2016 Notes had an effective conversion price, after giving consideration to the discount for the warrants, of $0.81 per share. The BCF was recorded at the intrinsic value of $0.81 per share resulting in an additional discount of $882,798.

During 2017, the Company amended the 2016 Notes to extend the closing date for the 2016 Notes to allow for the purchase of additional convertible notes. The Company entered into two additional notes for an aggregate amount of $600,000 convertible into Series E at $1.00 per share in May 2017 that were issued together with warrants to purchase 96,000 shares of Series E with an exercise price of $0.20. The notes had an initial maturity date of November 2017. The warrants had the same terms as the warrants issued in 2016. The warrants are liability classified. The fair value of the warrants was determined to be $1.45 per share, which resulted in a discount on the related debt of $112,924. Additionally, the Company determined that the holders’ optional conversion feature described above represents a BCF. The Company determined the fair value of each share of Series E to be $1.62 on the date of issuance and that the notes had an effective conversion price, after giving consideration to the discount for the warrants, of $0.81 per share. The BCF was recorded at the intrinsic value of $0.81 per share resulting in an additional discount of $484,924.

The total discount for the 2016 Notes issued in 2016 and 2017 was amortized over the collective term of the Investor Debt that initially ended in March 2020 using the effective interest method. As such, the unamortized discount on the 2016 Notes was zero as of December 31, 2020. Amortization of the total discount on the 2016 Notes was $32,081 for the year ended December 31, 2020.

Interest expense on the 2016 Notes was $144,350 and $137,638 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, accrued interest on the 2016 Notes was $695,593 and $551,243, respectively.

F-129

Notes Issued Under the 2015 Note and Warrant Purchase Agreement

During 2016 and 2015, the Company entered into convertible promissory notes under the 2015 Note and Warrant Purchase Agreement (“2015 Notes”) with certain stockholders and received proceeds of $2,818,886 in three closings occurring in October 2015, November 2015, and January 2016, of which $257,886 in proceeds were received in January 2016. The October 2015 Notes were issued for $441,892 in proceeds with warrants to purchase 106,055 shares of Series E with an exercise price of $0.01 per share. The October 2015 Notes were then exchanged for the November 2015 Notes, which were entitled to the rights and incentives described below. All outstanding principal and accrued interest related to the 2015 Notes are convertible any time and at the option of the holder into Series E at $1.25 per share. All outstanding principal and accrued interest related to the 2015 Notes automatically convert into the securities being issued upon the Company successfully completing a qualified equity financing (gross proceeds to the Company of at least $2,000,000) at a conversion price of the lowest price paid by the investors in the qualified financing. In the event of an IPO by the Company, the holders of the 2015 Notes have the option of converting all principal and accrued interest into the securities being issued at the lowest price paid by the investors in the IPO or $1.25 per share if Series E is the most senior security. The holders are entitled to a provision that states that upon a liquidation event (as defined in the articles of incorporation, including among other terms, an equity exit event), the holders of the notes are entitled to receive an end-of-term payment of 200% of principal and accrued interest at the time of payoff as discussed more fully in Note 1. Fair Value Measurements. The 2015 Notes accrue interest at 8% per annum.

The Company issued a total of 2,190,365 warrants to purchase shares of Series E in connection with the 2015 Notes. Of the Series E warrants, 2,084,310 had an exercise price of $1.25 per share; 106,055 had an exercise price of $0.01 per share; and all of the warrants had a ten-year term. The fair value of the warrants was determined to be $1.56 per share for the warrants with an exercise price of $0.01 and $0.63 per share for the warrants with an exercise price of $1.25, resulting in a total fair value attributed to the warrants of $1,313,115. Additionally, the Company granted equity incentives to benefit the investors that participated in the 2015 Notes offering. The Company determined the fair value of the equity incentives as the difference between the securities given up and received of $6,123,592. The warrants are liability classified. The proceeds on the debt were allocated between the debt and the other equity incentives based on relative fair value, which resulted in a discount on the related debt of $2,089,005 ($167,901 of the discount related to the January 2016 closing and was recorded in 2016). Additionally, the Company determined that the holders’ optional conversion feature described above represents a BCF. The Company determined the fair value of each share of Series E to be $1.57 on the date of issuance and that the 2015 Notes had an effective conversion price, after considering the discount for the warrants and other equity incentives, of $0.32 per share for the 2015 closings and $0.43 per share for the January 2016 closing. The BCF was recorded at the intrinsic value of $1.25 per share for the 2015 closings and $1.14 per share for the January 2016 closing, resulting in a total intrinsic value of the BCF of $2,810,639. The Company recorded the BCF as a discount to the value of consideration allocated to the debt after giving effect to the amounts allocated to the warrants and other equity incentives of $729,881 (of which $89,402 was recorded in 2016). The total discount was amortized over the collective term of the Investor Debt that initially ended in March 2020 using the effective interest method. As such, the unamortized discount on the 2015 Notes was zero as of December 31, 2020. Amortization of the total discount on the 2015 Notes was $9,111 for the year ended December 31, 2020.

Interest expense on the 2015 Notes was $231,054 and $225,169 during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, accrued interest on the 2015 Notes was $1,394,341 and $1,163,287, respectively.

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The Investor Debt activity by year is summarized as follows:

	Notes Issued During Years Ended December 31,
	2021	2020	2019	2018	2017	2016	2015	Total

Total proceeds on notes	$131,250	$2,199,446	$1,250,000	$6,600,000	$600,000	$1,351,896	$3,001,172	$15,133,764
Discount for warrants and equity incentives granted with notes	—	—	—	(1,214,883)	(112,924)	(373,471)	(2,035,252)	(3,736,530)
Discount for BCF	—	—	—	(5,042,882)	(484,924)	(972,176)	(880,208)	(7,380,190)

Accumulated amortization of discounts as of
December 31, 2021	—	—	—	6,257,765	597,848	1,345,647	2,915,460	11,116,720

Principal payments	—	—	—	(500,000)	—	—	(441,917)	(941,917)

Carrying value of the debt as of December 31, 2021	$131,250	$2,199,446	$1,250,000	$6,100,000	$600,000	$1,351,896	$2,559,255	$14,191,847

Paycheck Protection Program Loans

During the years ended December 31, 2021 and 2020, the Company received loans pursuant to the Paycheck Protection Program, which is administered by the U.S. Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act and the Paycheck Protection Program Flexibility Act of 2020 (the “PPP Loans”) for total principal of $701,237 and $782,668, respectively. The principal amounts plus accrued interest of $4,361 and $4,708, respectively, were forgiven within the year funded and a gain on forgiveness of the PPP Loans plus interest was recognized in the consolidated statements of operations and comprehensive loss.

8.	Other Long-Term Liabilities

Other long-term liabilities consisted of the following as of December 31:

	2021	2020

Accrued consideration for shares repurchased	$4,358,343	$—
Cash advance	150,000	—
Total other long-term liabilities	$4,508,343	$—

9.	Common Stock, Redeemable Convertible Preferred Stock and Warrants

Common Stock

The holders of common stock are entitled to one vote per share.

The Company has reserved the following shares of authorized but unissued common stock as of December 31, 2021:

Redeemable convertible preferred stock	22,007,751
Preferred stock warrants	5,221,927
Common stock warrants	2,408,967
Options outstanding	3,183,370
Options available under the 2018 Stock Plan	3,700,876
Potential shares from convertible notes	19,490,292
56,013,183

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Redeemable Convertible Preferred Stock

One share of redeemable convertible preferred stock is convertible into one share of common stock at the option of the holder at any time. Additionally, each share of redeemable convertible preferred stock can be automatically converted if holders owning 50% or more of the redeemable convertible preferred stock so elect or immediately upon the sale of the common stock through an IPO under certain conditions. Subject to provisions to adjust the conversion price for certain events, the conversion price shall initially be $1.64016, $2.0502, and $1.97617 per share for the Series A redeemable convertible preferred stock (“Series A”), Series B redeemable convertible preferred stock (“Series B”), and Series C redeemable convertible preferred stock (“Series C”), respectively. The conversion price for Series D and Series E is $1.25 and $1.25, respectively. The convertible preferred stock conversion price will be adjusted down to the lowest conversion price included in future issuance of securities that are convertible into common stock subject to certain exclusions.

Each holder of the redeemable convertible preferred stock has the right to one vote for each share held. So long as at least 5% of the shares of redeemable convertible preferred stock remain outstanding, the Company must have the approval of 68% of the then-outstanding shares of redeemable convertible preferred stock to authorize the issuance of Company stock, make any changes to the certificate of incorporation or bylaws of the Company, or affect any business combination or merger. So long as at least 25% of the redeemable convertible preferred stock remains outstanding, the holders of the redeemable convertible preferred stock, voting together as a single class, shall be entitled to elect six of nine directors to the Company’s Board of Directors.

The redeemable convertible preferred stock is eligible for a dividend at the rate of 8%, subject to declaration by the Board of Directors, and is non-cumulative. The Board of Directors has not declared dividends. The redeemable convertible preferred stock is subject to certain anti-dilution rights. Each holder of the Series E is entitled to receive in each calendar year, when, as, and if declared by the Board of Directors, out of any assets at the time legally available, dividends in cash at the rate per annum of $0.10 per share, appropriately adjusted for any stock splits, stock dividends, recapitalizations, and the like, payable in preference and priority to any payment of any dividend on any other class or series of the Company’s capital stock. After the Series E dividend preference, each holder of the Series D is entitled to receive in each calendar year, when, as, and if declared by the Board of Directors, out of any assets at the time legally available, dividends in cash at the rate per annum of $0.10 per share, appropriately adjusted for any stock splits, stock dividends, recapitalizations, and the like, payable in preference and priority to any payment of any dividend on all other junior classes or series of the Company’s capital stock. The holders of the Series A, Series B, and Series C then share in any remaining dividends from funds available for distribution after the Series E and Series D dividends are paid at a rate per annum of $0.1312 per share, $0.1640 per share and $0.1581 per share, respectively.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Company, each holder of Series A, Series B, Series C, Series D and Series E shall be entitled to receive, prior and in preference to any distribution of the proceeds to the holders of common stock, an amount per share equal to the original issuance price of $1.64016, $2.0502, $1.97617, and $1.25 per share of Series A, Series B, Series C, and Series D, respectively, and two times the original issuance price of Series E, or $2.50 per share, plus all declared and unpaid dividends. If upon any liquidation, dissolution or winding up of the Company, the available funds are insufficient to permit the payment to holders of redeemable convertible preferred stock of their full preferential amounts, then the entire available funds shall be distributed on a pro rata basis among the holders of the then outstanding redeemable convertible preferred stock with the following order of priority: Series E, Series D and Series C, and then Series A and Series B.

F-132

The holders of redeemable convertible preferred stock have no voluntary rights to redeem their shares. The redeemable convertible preferred stock has deemed liquidation provisions which require the shares to be redeemed upon a change in control or other deemed liquidation events. Although the redeemable convertible preferred stock is not mandatorily or currently redeemable, a deemed liquidation event would constitute a redemption event outside the Company’s control. As a result of these liquidation features, all shares of redeemable convertible preferred stock have been classified outside of stockholders’ deficit as temporary equity on the consolidated balance sheets. The carrying values of the Company’s redeemable convertible preferred stock have not been accreted to their redemption values as these events are not considered probable of occurring. Subsequent adjustments of the carrying values to redemption values will be made only if and when it becomes probable the preferred shares will become redeemable.

Stock Repurchases

In August 2020, the Company repurchased 219,486 shares of Series E, 1,205,284 shares of Series D and 450,437 shares of common stock from Accord Global in exchange for promissory notes totaling $1,709,830, of which $256,475 represents the additional variable payment owed to the other selling shareholder from the Accord acquisition and $189,226 represents interest accrued between the date of the put option exercise notice and the settlement date on both notes. See Note 8. Revolving Line of Credit and Long-Term Debt for summary of terms related to these notes. The Company recorded $1,251,926 as cost of the treasury shares, which is the difference between the fair value of the contingent consideration relieved at the date of the put settlement and the consideration payable.

In November 2021, the Company repurchased 721,705 shares of Series E, 3,963,177 shares of Series D and 1,481,114 shares of common stock from Accord Global for total consideration payable of $4,250,000, which is included in other long-term liabilities on the consolidated balance sheets as of December 31, 2021. The Company recorded $2,389,118 as cost of the treasury shares, which is the difference between the fair value of the contingent consideration relieved at the date of the put settlement and the consideration payable. Subsequent to December 31, 2021, this amount was first converted to Series F redeemable convertible preferred stock (“Series F”) and then to common stock as part of the Company’s restructuring.

Warrants

The warrants expire at various times between 2022 and 2028. In the event of a stock subdivision, stock dividend, or reclassification, the number of shares subject to the warrants shall be adjusted proportionately.

F-133

Warrant activity is summarized as follows:

Balance as of January 1, 2020	7,707,379
Granted	—
Exercised	(24,000)
Cancelled	(52,485)
Balance as of December 31, 2020	7,630,894
Granted	—
Exercised	—
Cancelled	—
Balance as of December 31, 2021	7,630,894

Warrants outstanding consist of the following as of December 31, 2021:

	Series D Preferred Stock	Series E Preferred Stock	Common Stock

Warrants outstanding	26,000	5,195,927	2,408,967
Weighted-average exercise price	$1.25	$0.93	$0.03
Weighted-average maturity	2.2	4.5	0.7

Warrants outstanding consist of the following as of December 31, 2020:

	Series D Preferred Stock	Series E Preferred Stock	Common Stock

Warrants outstanding	26,000	5,195,927	2,408,967
Weighted-average exercise price	$1.25	$0.93	$0.03
Weighted-average maturity	3.2	5.5	0.7

10.	Incentive Stock Plan

On March 23, 2006, the Company established the 2006 Stock Plan, pursuant to which the Company has granted incentive stock options, non-statutory stock options, and stock grants. In 2018, the Board of Directors approved an amendment of the 2006 Stock Plan, which became the 2018 Stock Plan. Pursuant to the 2018 Stock Plan, the Company may award stock options and grants to purchase up to 7,260,942 shares of common stock, which may be granted to directors, officers, employees, and consultants from time to time. As of December 31, 2021, 3,700,876 options to purchase common stock were available for future grants. The Company grants its options under the 2018 Stock Plan at an exercise price equal to the common stock’s fair value on the date of grant, as determined by the Board of Directors, taking into consideration relevant factors, including any third-party independent valuations that may be available. If, at the time the Company grants an option, the holder owns more than 10% of the total combined voting power of all the classes of stock of the Company, the option price shall be at least 110% of the fair value and the option shall be exercisable for five years. All other options will expire within 10 years after the date of the award. Vesting is subject to the option holder’s continued service to the Company, generally over a four-year period, and generally vest 25% one year after the date of grant and ratably over the next 36 months. Unvested options are subject to forfeiture upon termination of employment.

F-134

A summary of common stock options under the 2018 Stock Plan for the years ended December 31, 2021 and 2020 is as follows:

	Options Outstanding
	Number of Shares	Weighted-Average Exercise Share Price	Weighted-Average Contractual Period (in years)

Balance as of January 1, 2020	3,191,490	$0.17	4.0
Granted	—	—
Exercised	—	—
Cancelled	(3,489)	1.62
Balance as of December 31, 2020	3,188,001	0.17	3.4
Granted	—	—
Exercised	—	—
Cancelled	(4,631)	1.62
Balance as of December 31, 2021	3,183,370	$0.16	2.4
Exercisable	3,052,763	$0.17	2.2
Exercisable and expected to vest	3,183,370	$0.16	2.4

The options outstanding and exercisable as of December 31, 2021 were in the following exercise price ranges:

Exercise Prices	Number Outstanding	Weighted- Average Contractual Life (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price

$0.08	522,413	7.0	$0.08	391,806	$0.08
0.09	522,413	3.0	0.09	522,413	0.09
0.20	1,741,073	0.8	0.20	1,741,073	0.20
0.22	397,471	2.3	0.22	397,471	0.22
	3,183,370	2.4	$0.16	3,052,763	$0.17

The Company determines compensation cost under the 2018 Stock Plan by estimating the fair value of each award using the Black-Scholes option pricing model. Stock-based compensation expense is recorded over the vesting period. The total stock-based compensation expense during the years ended December 31, 2021 and 2020 was $3,994 and $3,934, respectively. As of December 31, 2021, unrecognized stock-based compensation was $3,873 and will be recognized over a period of one year.

11.	Employee Benefit Plan

Substantially all of the Company’s employees are eligible to participate in a profit-sharing plan under Internal Revenue Code Section 401(k). Participants in the profit-sharing plan may elect to have the Company contribute a portion of their compensation to the profit-sharing plan. Contributions to be made by the Company will be at its discretion. No contributions were made for the years ended December 31, 2021 and 2020.

F-135

12.	Management Carve Out Plan

In December 2021, the Company adopted the 2021 Management Carveout Plan (the “Carveout Plan”), which establishes a benefit pool for designated employees and consultants payable upon the occurrence of a change in control, which is defined as two steps consisting of 1) the closing of the merger with AIRO Holdings and 2) an IPO of AIRO Holdings or merger with a special purpose acquisition company (“SPAC”) by June 30, 2023. The amount to be paid as benefits under the Carveout Plan are determined based upon percentages of the total net proceeds calculated at the closing of the AIRO Holdings’ IPO or a SPAC merger, ranging from 0% to 5%. The net proceeds are calculated as the net sum of cash and the fair value of equity securities available for distribution to the shareholders of the Company after all liabilities, exclusive of the subordinated convertible notes or other loans from the shareholders and transaction costs are paid, with the AIRO Holdings’ value being capped at $2.3 billion for the purpose of calculating net proceeds under the Carveout Plan. The benefit payments to the participants in the Carveout Plan are to be made in the form or forms of payment and in the same proportions as the consideration paid by the purchaser. The Carveout Plan terminates on June 30, 2023. As of December 31, 2021, no amounts have been expensed or accrued for in connection with the Carveout Plan.

13.	Commitments and Contingencies

Operating Leases

The Company leases facilities and equipment under non-cancelable operating leases.

The Company has a two-year lease for its office and assembly facility in Albuquerque, New Mexico, which was extended to 2023 in 2021. Rental charges of $238,007 and $246,439 were expensed under this lease during the years ended December 31, 2021 and 2020, respectively. At the option of the Company, the lease may be extended for an additional two-year period or terminated, subject to an additional payment. The Company has additional office leases that terminate between October 2022 and April 2023 and a hangar lease that is on a month-to-month lease.

Additionally, the Company leases aircraft under month-to-month agreements.

Rent expense for the years ended December 31, 2021 and 2020 was $314,197 and $296,325, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Year ending December 31:
2022	$272,409
2023	254,504
$526,913

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company had no litigation outstanding as of December 31, 2021.

14.	Related Party Transactions

Related party transactions include the following:

●	The Company has a Commercialization Agreement with Centro Italiano Richerche Aerospaziali S.c.p.A (“CIRA”), a shareholder of the Company, whereby CIRA licensed certain technology to the Company. As consideration for the license, CIRA will receive a royalty based on each unit sold by the Company. In March 2020, the Company entered into an agreement with CIRA to settle unpaid royalty amounts due under a development agreement. The Company owed $482,265 and $436,440 to CIRA as of December 31, 2021 and 2020, respectively, inclusive of the amount due under the development agreement. The Company incurred royalty expenses of $45,825 and $33,991 during the years ended December 31, 2021 and 2020, respectively.

F-136

●	The Company incurred expenses of $66,795 and $18,375 and earned revenues of $1,695 and $13,704 in the years ended December 31, 2021 and 2020, respectively, resulting from transactions with Accord Global, a shareholder of the Company. Expenses incurred relate primarily to engineering services provided to the Company and per unit product support costs related to a manufacturing supply agreement. Revenue is primarily from the sale of GNSS product. The Company owed $89,769 and $225,318 included in accounts payable to Accord Global as of December 31, 2021 and 2020, respectively, related to such expenditures and had receivables of zero and $13,635 as of December 31, 2021 and 2020, respectively.

●	The Company owes Accord Global $3,277,379 and $3,019,579 as of December 31, 2021 and 2020, respectively, under convertible subordinated promissory notes plus accrued interest, and $20,828 and $20,203 in principal and interest as of December 31, 2021 and 2020, respectively, related to promissory notes assumed in the Accord merger. In connection with the exercise of the fixed put option by Accord Global, the Company had amounts due to Accord Global of $4,250,000 plus interest of $108,343 as of December 31, 2021.

●	As disclosed in Note 7. Revolving Line of Credit and Long-Term Debt, the Company has entered into convertible notes with shareholders of the Company.

15.	Subsequent Events

The Company has evaluated subsequent events from December 31, 2021, the date of the consolidated financial statements through August 12, 2022, which represents the date the consolidated financial statements were available for issuance. Other than the items listed below, there were no subsequent events that would require adjustment to or disclosure in these consolidated financial statements.

Plan of Restructuring and Merger

In March 2022, the Company executed a Plan of Restructuring (the “Restructuring”) that resulted in:

a)	The increase of authorized shares of redeemable convertible preferred stock to 69,500,000, which includes 12,000,000 shares authorized for Series F and 6,237,880 shares authorized for Series G redeemable convertible preferred stock (“Series G”), and common stock to 2,500,000,000;

b)	The conversion of $10,017,282 in principal, interest and the end-of-term payment of the 2018 Notes to 5,008,641 shares of Series G;

c)	The conversion $4,911,850 and $12,979,827 in principal, interest and end-of-term payments on the 2016 Notes and 2015 Notes, respectively, and $4,340,896 in principal and interest due to Accord Global to 11,116,286 shares of Series F;

d)	The modification of the terms of the convertible promissory notes not converted to equity to a fixed obligation; and

e)	The conversion of 40,966,563 shares of redeemable convertible preferred stock to 2,144,342,839 shares of common stock, after the effect of the conversions to Investor Debt above and the exercise of Series E warrants in March 2022 (as disclosed below).

Other Subsequent Events

In January 2022, additional convertible notes were issued for $129,000 under the same terms as 2019 Notes and $666,000 under the terms of the Note Purchase Agreement entered into in January 2022 (the “2022 Notes”).

In February and March 2022, the Company issued convertible notes to Accord Global for a total of $333,333 under the terms of the 2022 Notes, which replaced a portion of the amount owed to Accord Global for the exercise of the put option during the year ended December 31, 2021.

In March 2022, warrants to purchase 5,190,664 shares of Series E and 282,622 shares of common stock were exercised.

In April 2022, the merger with AIRO Holdings was completed, whereby AIRO Holdings acquired 100% of the equity in the Company in exchange for 2,575,758 shares of AIRO Holdings common stock. As a condition of the Merger Agreement, all remaining outstanding warrants and the outstanding options under the 2018 Stock Plan were terminated at the closing of the merger.

F-137

Agile Defense, LLC

FINANCIAL STATEMENTS

December 31, 2021 and 2020

F-138

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Agile Defense, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Agile Defense, LLC (a Minnesota limited liability company) (the “Company”) as of December 31, 2021 and 2020, the related statements of operations and comprehensive loss, members’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no present revenue and the Company’s cash and working capital as of December 31, 2021 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2020.

San Jose, California

August 12, 2022

F-139

AGILE DEFENSE, LLC

BALANCE SHEETS

As of December 31, 2021 and 2020

	2021	2020
ASSETS
Current assets:
Cash	$1,113	$453
Total assets	$1,113	$453

LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$27,670	$18,872
Related party payables	11,612	7,519
Accrued expenses	919	—
Related party notes payable	23,350	5,350
Total liabilities	63,551	31,741
Commitments and contingencies (Note 3)

Members’ deficit:
Common units, 150,000 units authorized as of December 31, 2021 and 2020; 117,647 and 100,000 units issued and outstanding as of December 31, 2021 and 2020	235,294	200,000
Accumulated overdistributed earnings	(297,732)	(231,288)
Total members’ deficit	(62,438)	(31,288)
Total liabilities and members’ deficit	$1,113	$453

The accompanying notes are an integral part of these financial statements.

F-140

AGILE DEFENSE, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2021 and 2020

	2021	2020
Operating expenses:
General and administrative	$65,887	$31,797
Total operating expenses	65,887	31,797
Loss from operations	(65,887)	(31,797)
Interest expense	(557)	—
Net loss and comprehensive loss	$(66,444)	$(31,797)
Net loss per common unit—basic and diluted	$(0.58)	$(0.32)
Weighted average number of common units used in computing net loss per common unit	114,623	100,000

The accompanying notes are an integral part of these financial statements.

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AGILE DEFENSE, LLC

STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

For the years ended December 31, 2021 and 2020

	Common Units		Accumulated Overdistributed	Total Members’ Equity
	Shares	Amount	Earnings	(Deficit)
Balance as of January 1, 2020	100,000	$200,000	$(199,491)	$509
Net loss	—	—	(31,797)	(31,797)
Balance as of December 31, 2020	100,000	200,000	(231,288)	(31,288)
Issuance of common units for services rendered	17,647	35,294	—	35,294
Net loss	—	—	(66,444)	(66,444)
Balance as of December 31, 2021	117,647	$235,294	$(297,732)	$(62,438)

The accompanying notes are an integral part of these financial statements.

F-142

AGILE DEFENSE, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	2021	2020

Cash flows from operating activities:
Net loss	$(66,444)	$(31,797)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	35,294	—
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	9,717	26,391
Related party payables	4,093	—
Net cash used in operating activities	(17,340)	(5,406)
Cash flows from financing activities:
Proceeds from related party borrowing	18,000	5,350
Net cash provided by financing activities	18,000	5,350
Net increase (decrease) in cash	660	(56)
Cash as of beginning of year	453	509
Cash as of end of year	$1,113	$453

The accompanying notes are an integral part of these financial statements.

F-143

AGILE DEFENSE, LLC

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

Agile Defense, LLC (the “Company”), was incorporated in Minnesota on May 3, 2006. The Company’s area of business is in military aircraft operations, specifically, providing and operating military aircraft for U.S. military services and Department of Defense (“DOD”) contractors. Planned revenues will come from 1) flying training missions as part of armed forces training groups, and 2) providing aircraft and support services to DOD contractors. These services are currently in the development stage, and activities consist of developing the business, including contracting with suppliers, developing customer relationships and contract opportunities, developing operations procedures, and other planning. To date, the Company has not generated any revenue.

In October 2021, the Company entered into a plan of merger agreement (the “Merger Agreement”) with AIRO Group Holdings, Inc. (“AIRO Holdings”), AIRO Group, Inc, Agile Defense, LLC, and Agile Defense Merger Sub, LLC. whereby the parties desire to enter into a transaction in which AIRO Holdings will acquire all of the Company’s equity. In February 2022, the merger with AIRO Holdings was completed. See Note 6. Subsequent Events.

Liquidity and Management’s Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. As of December 31, 2021, the Company had $1,113 in cash and a working capital deficit of $62,438. The Company has not commenced its principal operations and does not currently have commitments for capital infusions, whether through debt or equity, to sufficiently cover its obligations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company expects to receive financial support through the completion of a rollup transaction with several other aerospace and defense companies under a newly formed holding company and proceeds from an initial public offering of that entity. Although the merger has been completed at the time of this report, there is no assurance that the initial public offering will be consummated. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments, estimates and assumptions are used to determine litigation and claims and other asset and liability amounts. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from these estimates and these differences may be material.

Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains its cash with a major financial institution that it considers to be of high credit quality. The Company had no cash equivalents as of December 31, 2021 and 2020.

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Business Risk and Concentration of Credit Risk

The Company has not commenced operational activities and is able to maintain a low-cost structure during the development stage. A low expense rate will continue until funded work is secured or significant capital is raised. During this time, difficulties in developing the products, keeping principal personnel engaged until revenue operations occur, or significant delays in achieving funded work and/or financing activities, could have material adverse effects on future results.

The Company’s planned products are concentrated in U.S. government operations, and as such satisfy a stable market which is nevertheless dependent on government funding. Any significant delays in the development or introduction of products or services, or any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements or changes in regulatory requirements or industry standards, could also have a material adverse effect on the Company’s business and operating results.

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. Management believes that minimal credit risk exists with respect to the financial institutions that hold the Company’s deposits.

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a “Public Health Emergency of International Concern,” and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Fair Value of Financial Instruments

At times, the Company has certain financial assets and liabilities recorded at fair value. They are classified as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize data points that are directly or indirectly observable such as quoted prices, interest rates and yield curves for similar assets or liabilities. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability. There were no financial assets or financial liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020. The carrying value of cash, accounts payable, and accrued expenses approximates fair value due to the short time to maturity.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for the years ended December 31, 2021 and 2020.

Income Taxes

The Company is a limited liability company and is taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company’s members are liable for the individual federal and state income taxes on the Company’s taxable income. As a partnership, the Company continues to be liable for some state-level income taxes.

F-145

The Company has adopted generally accepted accounting principles related to uncertain tax positions and has evaluated the tax positions taken for all open tax years. Currently, the 2018 through 2021 tax years are open and subject to examination by the Internal Revenue Service, Minnesota Department of Revenue, and various other state taxing agencies; however, the Company is not currently under audit nor has the Company been contacted by any of these agencies.

Net Loss per Common Unit

Basic net loss per common unit is calculated by dividing the net loss by the weighted average number of common units outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common unit is computed by dividing the net loss by the weighted average number of common units and potentially dilutive common unit equivalents outstanding for the period determined using the treasury-stock and if-converted methods.

For the years ended December 31, 2021 and 2020, there were no common unit equivalents.

Reclassification

Certain reclassifications have been made to the prior year balance sheet to conform to the current year presentation. The reclassification had no impact on the previously reported totaled assets, total liabilities or members’ deficit.

Recent Accounting Pronouncements—Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to put most leases on their balance sheets, but recognize the expenses on their statement of operations in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. ASU 2016-02, as amended, was to be effective for the Company in its fiscal year beginning January 1, 2020. In June 2020, in response to the adverse effect caused by Coronavirus Disease pandemic on private businesses, the FASB issued ASU 2020-05 which deferred the effective date for ASU 2016-02 for private businesses to annual reporting periods beginning after December 15, 2021. The Company is currently assessing the impact of this new guidance on its financial statements. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), which provides an alternative transition method by allowing companies to initially apply the new leases guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2018-11 is effective beginning for fiscal years beginning after December 15, 2021. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

2.	Investment

In September 2020, the Company received 2,500,000 shares of common stock of AIRO Group, Inc. The shares were issued as founding shares with a par value of $0.000001 per share. The Company became a shareholder with a 25% interest in AIRO Group, Inc. No capital contribution had been made as of December 31, 2020. On March 1, 2021, the Company paid $2.50 for its investment in AIRO Group, Inc. On March 22, 2021, the shares of AIRO Group, Inc. held by the Company were distributed to the individual members of the Company.

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3.	Commitments and Contingencies

Litigation

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that it believes will result in a probable loss that is reasonably estimable. As of December 31, 2021 and 2020, the Company had no amounts accrued.

4.	Common Units

Upon formation of the Company, the Company issued 100,000 common units at $2 per unit to its founders. The par value is deemed nominal. Each common unit is entitled to one vote. The common units do not have any stated liquidation or dividend rights. Since the Company is taxed as a partnership, all unit holders’ distributions are required to be prorated to the ownership percentage of each unit holder.

On March 13, 2021, the Board of Directors and the members of the Company issued 17,647 additional membership units to an officer of the Company. Non-cash stock-based compensation of $35,294 was recognized during the year ended December 31, 2021 and included in general and administrative expenses in the statements of operations and comprehensive loss.

5.	Related Party Transactions

On September 10, 2020, the Company entered into a promissory note (the “Note”) with AIRO Drone LLC (“AIRO Drone”), an affiliate, in the amount of $5,350. The Note carries a simple annual interest of 3% per year and was originally due on January 10, 2021. The maturity date was extended on various dates throughout 2021. Subsequent to December 31, 2021, the maturity date was extended to June 30, 2022. See Note 6. Subsequent Events. As of December 31, 2021, $5,350 was outstanding under the Note.

On March 5, 2021, the Company entered into a second promissory note (the “Second Note”) with AIRO Drone for an amount up to $16,000. The Second Note carries a simple annual interest of 3% per year and was originally due on June 30, 2021. The maturity date was extended on various dates throughout 2021. Subsequent to December 31, 2021, the maturity date was extended to June 30, 2022. See Note 6. Subsequent Events. As of December 31, 2021, $16,000 was outstanding under the Second Note.

On August 26, 2021, the Company entered into a third promissory note (the “Third Note”) with AIRO Drone in the amount of $2,000. The Third Note carries a simple annual interest of 3% per year and was originally due on February 28, 2022. Subsequent to December 31, 2021, the maturity date was extended to June 30, 2022. See Note 6. Subsequent Events. As of December 31, 2021, $2,000 was outstanding under the Third Note.

Interest expense on the Note, Second Note and the Third Note for the year ended December 31, 2021 was $359. This amount was included in related party payables on the accompanying balance sheets. Interest expense for the year ended December 31, 2020 was not material.

During the year ended December 31, 2021, AIRO Drone advanced $6,154 to the Company for operational purposes and the Company repaid $4,392 of total amount advanced. The net advance of $1,762 was included in related party payables on the accompanying balance sheets.

During the year ended December 31, 2021, certain members of the Company paid for various expenses on behalf of the Company. The total amount due to the Company’s members as of December 31, 2021 and 2020 was $9,491 and $7,519, respectively, and is included in related party payables on the accompanying balance sheets.

6.	Subsequent Events

The Company has evaluated subsequent events from December 31, 2021, the date of the financial statements, through August 12, 2022, which represents the date the financial statements were available for issuance. Other than the items listed below, there were no subsequent events that would require adjustment to or disclosure in these financial statements.

In February 2022, the merger with AIRO Holdings was completed, whereby AIRO Holdings acquired 100% of the equity in the Company for total consideration of $2.32 million. The consideration was in the form of a promissory note that is contingently payable upon the initial public offering of AIRO Holdings.

In February 2022, the maturity date of the Note, Second Note and Third Note was extended to June 30, 2022.

In May 2022, the Company received an advance of $75,000 from AIRO Holdings and advanced AIRO Drone $25,000.

F-147

COASTAL DEFENSE INC.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 and 2020

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Coastal Defense Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Coastal Defense Inc. (an Pennsylvania corporation) (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations and working capital deficit raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2020.

San Jose, California

August 12, 2022

F-149

COASTAL DEFENSE INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2021 and 2020

	2021	2020
ASSETS

Current assets:
Cash	$677,004	$134,980
Restricted cash	71,294	192,571
Accounts receivable	92,434	241,852
Inventory	55,005	34,258
Prepaid expenses and other current assets	346,361	271,654
Total current assets	1,242,098	875,315
Property and equipment, net	2,423,583	2,968,129
Related party receivables	327,493	277,361
Other assets	159,304	139,263
Total assets	$4,152,478	$4,260,068

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$151,038	$418,678
Accrued expenses and other liabilities	222,608	128,873
Related party borrowings	512,864	838,060
Borrowings, current portion	3,400,927	2,804,731
Total current liabilities	4,287,437	4,190,342
Borrowings, non-current	500,000	671,500
Other long-term liabilities	116,654	116,654
Total liabilities	4,904,091	4,978,496
Commitments and contingencies (Note 8)
Stockholders’ deficit:
Common stock: $1 par value; 5,000 shares authorized; 1,031 and 1,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively	1,031	1,000
Additional paid-in capital	99,919	24,000
Accumulated deficit	(852,563)	(743,428)
Total stockholders’ deficit	(751,613)	(718,428)
Total liabilities and stockholders’ deficit	$4,152,478	$4,260,068

The accompanying notes are an integral part of these consolidated financial statements.

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COASTAL DEFENSE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2021 and 2020

	2021	2020
Revenues:
Consulting	$5,340,799	$4,824,894
Product	1,003,713	90,323
	6,344,512	4,915,217
Cost of revenues:	3,383,932	3,193,170
Gross profit	2,960,580	1,722,047
Operating expenses:
Sales and marketing	8,529	2,876
General and administrative	3,158,064	2,904,198
Total operating expenses	3,166,593	2,907,074
Loss from operations	(206,013)	(1,185,027)
Interest expense, net	(231,382)	(230,958)
Gain on forgiveness of PPP loan	345,623	—
Other income (expense), net	(17,363)	164,064
Net loss and comprehensive loss	$(109,135)	$(1,251,921)
Net loss per common share—basic and diluted	$(108.16)	$(1,251.92)
Weighted average number of common shares used in computing net loss per common share	1,009	1,000

The accompanying notes are an integral part of these consolidated financial statements.

F-151

COASTAL DEFENSE INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the years ended December 31, 2021 and 2020

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Deficit)	(Deficit)
Balance as of January 1, 2020	1,000	$1,000	$24,000	$508,493	$533,493
Net loss	—	—	—	(1,251,921)	(1,251,921)
Balance as of December 31, 2020	1,000	1,000	24,000	(743,428)	(718,428)
Issuance of common stock	10	10	24,490	—	24,500
Issuance of common stock for services provided	21	21	51,429	—	51,450
Net loss	—	—	—	(109,135)	(109,135)
Balance as of December 31, 2021	1,031	$1,031	$99,919	$(852,563)	$(751,613)

The accompanying notes are an integral part of these consolidated financial statements.

F-152

COASTAL DEFENSE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net loss	$(109,135)	$(1,251,921)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	722,397	892,478
Stock-based compensation	51,450	—
Loss (gain) from sale of property and equipment	997	(142,407)
Non-cash interest	44,421	50,708
Gain on forgiveness of PPP loan	(345,623)	—
Changes in operating assets and liabilities:
Accounts receivable	149,418	41,470
Inventory	(20,747)	38,261
Prepaid expenses and other current assets	215,272	201,202
Other assets	(20,041)	17,815
Related party receivables	(50,132)	(6,120)
Accounts payable	(267,640)	40,989
Accrued expenses and other liabilities	93,735	76,012
Net cash provided by (used in) operating activities	464,372	(41,513)
Cash flows from investing activities:
Proceeds from sale of proprty and equipment	—	339,210
Purchase of property and equipment	(178,848)	(352,577)
Net cash used in investing activities	(178,848)	(13,367)
Cash flows from financing activities:
Change in lines of credit	—	(94,609)
Proceeds from related party borrowings	412,000	174,042
Repayment on related party borrowings	(781,615)	(172,291)
Proceeds from borrowings	1,275,122	671,500
Repayment on borrowings	(794,784)	(812,643)
Proceeds from the issuance of common stock	24,500	—
Net cash provided by (used in) financing activities	135,223	(234,001)
Net increase (decrease) in cash and restricted cash	420,747	(288,881)
Cash and restricted cash as of beginning of year	327,551	616,432
Cash and restricted cash as of end of year	$748,298	$327,551
Supplemental disclosures of cash flow information:
Cash paid for interest	$231,803	$231,446
Supplemental disclosure of non-cash financing activities:
Financing of insurance premiums	$289,979	$264,192

The accompanying notes are an integral part of these consolidated financial statements.

F-153

Coastal Defense Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

Coastal Defense Inc. (the “Company”) provides a completely integrated team for public and private agencies to use against threats through assessment, training, technology, and equipment. The Company was incorporated on October 25, 2004 and is based in the Mill Hall, Pennsylvania, area. The Company is a Service-Disabled Veteran-Owned Small Business employing highly trained Special Operations veterans. Management attributes the Company’s reputation to the lasting customer relationships developed throughout the years. Management believes that all of the Company’s customers deserve the highest level of service, and management is committed to providing just that.

The Company consists of experts in aerial integration and close air support providing the latest Tactics, Techniques, and Procedures (“TTP”) to incorporate Contract Close Air Support/Intelligence Surveillance Reconnaissance (“CCAS/ISR”) with video downlink systems into tactical operations. The Company’s firsthand knowledge and prior work experience seamlessly fill the gap left by otherwise unavailable and limited assets. Management has an excellent working relationship with the military, government agencies, and law enforcement allowing it to give realistic support with CCAS capabilities. The Company’s capability is enhanced through years of real-world experience in support of the National Command Authority, Joint Unmanned Aerial Systems Center of Excellence, and countless live fire exercises. Management provides a group of professionals with a depth and breadth of expertise that can address all CCAS/ISR needs while meeting all communications requirements, sensor capabilities, and tactical sensor requirements necessary to fulfill a variety of mission needs. The Company sells products worldwide.

In October 2021, the Company entered into a plan of merger agreement (the “Merger Agreement”) with AIRO Group Holdings, Inc. (“AIRO Holdings”), AIRO Group, Inc, Coastal Defense Inc., and Coastal Merger Sub, Inc. whereby the parties desire to enter into a transaction in which AIRO Holdings will acquire all of the Company’s equity. In April 2022, the merger with AIRO Holdings was completed. See Note 11. Subsequent Events.

Principles of Consolidation

The consolidated financial statements include the accounts of Coastal Defense Inc. and Hangar 2 Avionics LLC, which is a single member LLC wholly owned by Coastal Defense Inc. The activity of Hangar 2 Avionics LLC is included in Coastal Defense Inc.’s financial accounts. All intercompany balances and transactions have been eliminated. Hangar 2 Avionics LLC is a disregarded entity for tax purposes.

Liquidity and Management’s Plans

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company incurred net losses of approximately $109,000 and $1,252,000 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, the Company had an accumulated deficit of approximately $0.9 million and was in violation of certain covenants in connection with several borrowings and, accordingly, a total of approximately $1,513,000 of relevant borrowings became due on demand and are shown as “Borrowings, current portion” on the consolidated balance sheets. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

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Management expects that revenue and income will increase in 2022. The Company became an approved provider under two large military contracts issued in 2019. In April 2019, the United States Navy awarded a five-year contract for close air support (Terminal Attack Controller Trainer service contract) valued at $249 million to four companies; the Company was one of those companies. In October 2019, the United States Air Force awarded a five-year contract for close air support and adversary air training valued at $6.4 billion to seven companies; the Company was one of those companies. Due to the outbreak of a novel coronavirus (“COVID-19”), task orders for the two contracts that were supposed to begin in 2020 were delayed. The Company began to see orders in the third quarter of 2021 and expects increased revenue in 2022 and beyond.

Management’s current plans include increasing the Company’s revenue, as well as working to obtain a waiver of the debt covenant. If projected sales do not materialize or if the covenant waiver is not obtained, management may need to reduce expenses or find alternative sources of financing. There can be no assurance that such financings will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Basis of Presentation

The accompanying consolidated financial statements have been prepared by the Company in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company believes that the disclosures in these consolidated financial statements are adequate and not misleading. In the opinion of management, the consolidated financial statements contain all adjustments necessary for a fair presentation of the Company’s financial position as of the dates reported.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments, estimates and assumptions are used to determine revenue recognition, inventory write-downs, allowances for doubtful accounts receivable, litigation and claims and stock-based compensation. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from these estimates and these differences may be material.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2021 and 2020.

Restricted Cash

The Company maintains a savings account that has been pledged as collateral on various loans (see Note 5). The Company makes deposits into this account based on hours flown on the aircraft that the bank has a collateral interest. Invoices for maintenance are required for withdrawals from this savings account.

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A reconciliation of cash and restricted cash to the consolidated statement of cash flows is as follows as of December 31:

	2021	2020
Cash	$677,004	$134,980
Restricted cash	71,294	192,571
Total cash and restricted cash	$748,298	$327,551

Business Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. The majority of the Company’s cash is invested in U.S. dollar deposits, with strong regional banks in the United States. Management believes that minimal credit risk exists with respect to the financial institutions that hold the Company’s cash. At times, such cash may be in excess of insured limits established by the Federal Deposit Insurance Corporation.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral for accounts receivable. Payment terms are generally 30 to 60 days from delivery of product or service, but may fluctuate depending on the terms of each specific contract. The majority of customers of the Company’s services are United States Department of Defense entities, which results in customer concentration risk.

See Note 9. Significant Concentrations, for accounts receivable and revenue concentrations.

In January 2020, the World Health Organization declared the outbreak of COVID-19 as a “Public Health Emergency of International Concern,” and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Reclassification

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation. The reclassifications had no impact on the previously reported total assets, total liabilities, stockholders’ deficit or net loss.

Accounts Receivable

Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. The Company determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. As of December 31, 2021 and 2020, the Company has not provided for an allowance since all receivables are deemed collectible. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, including property and equipment, for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess value of the asset over the asset’s fair value or discounted estimates of future cash flows. The Company has not identified any such impairment losses to date.

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Fair Value of Financial Instruments

At times, the Company has certain financial assets and liabilities recorded at fair value. They are classified as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize data points that are directly or indirectly observable such as quoted prices, interest rates and yield curves for similar assets or liabilities. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability. There were no financial assets or financial liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020. The carrying value of cash, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other liabilities approximates fair value due to the short time to maturity. The carrying value of the Company’s borrowings approximates fair value based on current rates offered to the Company.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for the years ended December 31, 2021 and 2020.

Revenue Recognition

The Company derives revenue from services rendered and from product sales to customers primarily located in the United States. Services include consultation and training related to aerial integration and close air support providing the latest TTP to incorporate CCAS/ISR with video downlink systems into tactical operations and product sales include technology and equipment sales. The Company does not offer any right of return or warranty on any of its products or services. Since the Company operates in one segment, all financial segment and revenue information can be found in the consolidated financial statements.

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), and its related amendments, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2020. The adoption of ASC 606, using the modified retrospective approach, had no significant impact to the Company’s retained earnings as of January 1, 2020 and no significant impact to the total net cash provided by or used in operating, investing, or financing activities within the consolidated statements of cash flows.

Revenue from services rendered and product sales is recognized at a point in time when control of the good or service is transferred to the customer. When applicable, the Company recognizes revenue upon invoicing in amounts that correspond directly with the value to the customer of performance completed to date which primarily includes professional service arrangements entered on a time and materials basis. During the years ended December 31, 2021 and 2020, all of the revenue recognized was at a point in time. Amounts that are invoiced are recorded in accounts receivable and revenues or deferred revenue, depending on whether the revenue recognition criteria have been met. The Company generally invoices customers for services rendered and product sales at time of delivery. Customer invoices generally have payment terms of net 30 days and do not have a significant financing component with its contracts.

The Company recognizes revenue when, or as, it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company accounts for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectability of the contract consideration is probable.

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The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities). The costs to obtain contracts, primarily commission expenses, are insignificant; therefore, such costs are expensed when incurred. The Company had zero contract asset balances as of January 1, 2020 (upon adoption of ASC 606) or as of December 31, 2021 and 2020.

	2021	2020
Customer advances	$79,096	$29,341

During the year ended December 31, 2021, the Company recognized $29,341 in revenue that was previously included in contract liabilities as of December 31, 2020. The Company expects to recognize the amount in contract liabilities as of December 31, 2021 as revenue in 2022.

Cost of Revenues

Services costs consist of allocated materials, employee compensation, travel, contracted labor, and other job-specific expenses. Cost of revenues consists of costs incurred to purchase equipment and to provide and support the Company’s services.

Advertising and Marketing Expenses

The Company expenses advertising and promotional costs as incurred. Advertising and marketing costs were $8,529 and $2,876 for the years ended December 31, 2021 and 2020, respectively.

Income Taxes

The Company has elected to be taxed as a subchapter S Corporation for federal and Pennsylvania income tax purposes. Accordingly, income tax liabilities are the responsibility of the stockholders and no income tax provision is reflected in the Company’s consolidated financial statements.

Management is required to evaluate the Company’s tax positions to comply with accounting standards regarding income taxes. The Company has concluded that it has taken no uncertain tax positions that require adjustment to the consolidated financial statements.

Net Loss per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares and potentially dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods.

For the years ended December 31, 2021 and 2020, there were no common stock equivalents.

Recent Accounting Pronouncements—Not Yet Effective

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to put most leases on their balance sheets, but recognize the expenses on their statement of operations in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-of-use (“ROU”) asset for the right to use the underlying asset for the lease term. The Company adopted this standard on January 1, 2022 using the modified retrospective approach and resulted in the recording of operating lease ROU assets of $165,116 and operating lease liabilities of $165,116 at adoption. The standard did not have a material impact on the Company’s consolidated results of operations, cash flows or stockholders’ deficit reported.

F-158

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), which provides an alternative transition method by allowing companies to initially apply the new leases guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2018-11 is effective beginning for fiscal years beginning after December 15, 2021. The Company is in the process of evaluating the impact of ASU 2018-11 on its financial statements.

2.	Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is primarily determined based on standard cost and approximates actual cost on a first in, first out basis. Work-in-process and finished goods include materials, labor and allocated overhead. Inventory in excess of salable amounts and inventory which is considered obsolete based upon changes in existing technology is written off. At the point of loss recognition, a new lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in the new cost basis.

Inventory consists solely of raw materials as of December 31, 2021 and 2020.

3.	Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimate useful life of the asset. The Company depreciates property and equipment over the following periods:

Leasehold improvements	The shorter of the useful life or term of the lease
Machinery and equipment	5 to 10 years
Equipment	5 to 10 years

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Property and equipment, net consisted of the following as of December 31:

	2021	2020
Equipment	$9,054,605	$8,886,773
Automobiles	25,508	25,508
Leasehold improvements	27,664	27,664
	9,107,777	8,939,945
Less: accumulated depreciation	(6,684,194)	(5,971,816)
	$2,423,583	$2,968,129

Depreciation expense for the years ended December 31, 2021 and 2020 was $722,397 and $892,478 respectively.

4.	Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following as of December 31:

	2021	2020
Client deposit funds	$79,096	$29,341
Accrued repair and maintenance	92,468	—
Accrued interest	26,778	35,950
Accrued payroll	18,154	63,230
Other	6,112	352
	$222,608	$128,873

5.	Borrowings

Stockholder Notes

In connection with the incorporation of the Company, the Company entered into unsecured due on demand notes with three stockholders of the Company (the “Stockholder Notes”). During the year ended December 31, 2020, one of the Stockholder Notes was fully repaid. Interest is charged at 7.00% per year. As of December 31, 2021 and 2020, the total outstanding balance of the Stockholder Notes of $512,864 and $838,060, respectively, was included under “Related party borrowings” on the consolidated balance sheets. No specific repayment schedules have been determined.

Lines of Credit

In November 2018, the Company obtained two variable rate non-disclosable revolving lines of credit of up to $500,000 and $200,000, due on demand, from First Citizens Community Bank. The loans mature in November 2028. These arrangements are collateralized by aircraft security agreements, assignments of life insurance, an assignment of a deposit account, and commercial security agreements dated November 15, 2018, and all associated financing statements. Interest is charged at the prime rate as published in the Wall Street Journal plus 0.50 percentage points. Jeffrey F. Parker, Vice-President and shareholder; Kenneth Parker, shareholder; and Kyle Stanbro, President and shareholder; have guaranteed these notes. No withdrawals or repayments were made during the year ended December 31, 2021. The Company withdrew $242,891 and made repayments of $337,500 during the year ended December 31, 2020. The total amount outstanding on the lines of credit as of December 31, 2021 and 2020 was $605,391. As of December 31, 2021, there was $94,609 available for borrowings under the lines of credit.

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The two lines of credit with First Citizens Community Bank contain certain financial covenants. During 2021 and 2020, the Company was not in compliance with these financial covenants. The Company obtained a waiver of these covenants without incurring any additional fees or penalties, covering the period until December 31, 2020, and accordingly was not in default as of December 31, 2020. However, subsequent to December 31, 2020, the Company defaulted on the covenants, and the lines of credit became due on demand and are shown as borrowings, current on the consolidated balance sheets.

Term Notes

Term notes consisted of the following as of December 31:

		2021	2020
First Citizens Community Bank	(A)	$1,278,002	$1,759,785
The Muncy Bank and Trust Company	(B)	651,000	—
Small Business Administration (“SBA”)
COVID-19 Economic Injury Disaster Loan (“EIDL”)	(C)	500,000	500,000
The Muncy Bank and Trust Company	(D)	450,000	—
First Insurance Funding Corporation	(E)	131,100	—
First Citizens Community Bank	(F)	123,563	144,746
First Citizens Community Bank	(G)	111,035	128,865
First Insurance Funding Corporation	(H)	30,477	—
Advantage Premium Finance Company	(I)	20,359	—
SBA Paycheck Protection Program (“PPP”) Loan	(J)	—	171,500
Advantage Premium Finance Company	(K)	—	19,006
First Insurance Funding Corporation	(L)	—	115,715
First Insurance Funding Corporation	(M)	—	31,223
		3,295,536	2,870,840
Current Maturities		(2,795,536)	(2,199,340)
Long-term debt, net of current maturities		$500,000	$671,500

(A)	On November 15, 2018, the Company entered into a $2,550,000 note payable agreement with First Citizens Community Bank. This arrangement is collateralized by aircraft security agreements, assignments of life insurance, an assignment of a deposit account, a commercial security agreement dated November 15, 2018, and all associated financing statements. The loan requires 60 payments of $49,098, including interest at 5.75% per year. In 2020, First Citizens Community Bank approved a payment deferral for the months of November and December 2020. The loan matures in November 2023. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three, and 2% of the current principal balance in year four. The loan requires the Company maintain a debt service coverage ratio of 1.20 to 1.00. As of December 31, 2020, the Company was not in compliance with the loan covenant. The Company obtained a waiver of this covenant violation without incurring any additional fees or penalties, covering the period until December 31, 2020, and accordingly was not in default as of December 31, 2020. As of December 31, 2021, the Company was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Borrowings, current portion” on the consolidated balance sheets. The Company expects that it will be able to obtain a waiver without incurring any significant penalties or fees. Jeffrey F. Parker, Vice President and shareholder; Kenneth Parker, shareholder; and Kyle Stanbro, President and shareholder; have guaranteed this note.

F-161

(B)	On September 15, 2021, the Company entered into a $651,000 commercial promissory note agreement with the Muncy Bank and Trust Company for continuing operations. The loan carries an annual interest rate of 4.5% per year and originally matured in March 2022. Subsequent to year end, the maturity date was extended to May 2022. See Note 11. Subsequent Events. This arrangement is collateralized by a life insurance policy and a contract with the Air Force. Jeffrey F. Parker, Vice President and shareholder, and Alison D. Parker, Corporate Secretary, have guaranteed this note. The note payable may be prepaid without penalty.

(C)	On May 28, 2020, the Company entered into a $500,000 EIDL agreement with the SBA. The loan requires 360 payments of $2,437 initially scheduled to begin in May 2021, including interest at 3.75% per year. The loan matures May 28, 2050. The SBA granted a payment deferral and amended the first payment due date to November 2022. These payments will first reduce the interest accrued prior to reducing the principal owed. As such, the outstanding loan balance was included as a component of “Borrowings, non-current portion” on the consolidated balance sheets. The EIDL is collateralized by all assets of the Company. Jeffrey F. Parker, Vice President and shareholder; Kenneth Parker, shareholder; and Kyle Stanbro, President and shareholder; have guaranteed this note.

(D)	On January 21, 2021, the Company entered into a $450,000 commercial promissory note agreement with the Muncy Bank and Trust Company for continuing operations and for the execution of the Naval Special Warfare task orders. The loan carries an annual interest rate of 4.5% per year and originally matured in October 2021. Subsequent to year end, the maturity date was extended to May 2022. See Note 11. Subsequent Events. This arrangement is collateralized by a contract with the Naval Special Warfare Command. Jeffrey F. Parker, Vice President and shareholder, has guaranteed this note. The note payable may be prepaid without penalty.

(E)	On September 23, 2021, the Company entered into a financing agreement with First Insurance Funding Corporation in the amount of $185,457 in relation to financing its aviation insurance premiums. The agreement calls for 10 payments in the amount of $19,228, including interest at 7.95% per year, beginning on October 23, 2021. The agreement is collateralized by a security interest in the premium refund due under the policies being purchased. The financing matures in July 2022.

(F)	On February 25, 2019, the Company entered into a $175,000 note payable agreement with First Citizens Community Bank. The loan is collateralized by aircraft security agreements, an assignment of life insurance, an assignment on a deposit account, commercial security agreements dated February 25, 2019, and all associated financing statements. The loan requires 84 payments of $2,542, including interest at 5.75% per year. The loan matures in February 2026. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three and 2% of the current principal balance in year four. The loan requires the Company maintain a debt service coverage ratio of 1.20 to 1.00. As of December 31, 2020, the Company was not in compliance with the loan covenant. The Company obtained a waiver of this covenant violation without incurring any additional fees or penalties, covering the period until December 31, 2020, and accordingly was not in default as of December 31, 2020. As of December 31, 2021, the Company was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Borrowings, current portion” on the consolidated balance sheets. Jeffrey F. Parker, Treasurer and shareholder; Kenneth Parker, shareholder; and Kyle Stanbro, shareholder; have guaranteed this note.

(G)	On May 15, 2019, the Company entered into a $150,000 note payable agreement with First Citizens Community Bank. The loan is collateralized by aircraft security agreements, an assignment of life insurance, an assignment on a deposit account, commercial security agreements dated May 15, 2019 and all associated financing statements. The loan requires 84 payments of $2,180, including interest at 5.75% per year. The loan matures in May 2026. The loan includes a provision for a prepayment penalty in the amount of 5% on the current principal balance in year one, 4% of the current principal balance in year two, 3% of the current principal balance in year three and 2% of the current principal balance in year four. The loan requires the Company maintain a debt service coverage ratio of 1.20 to 1.00. As of December 31, 2020, the Company was not in compliance with the loan covenant. The Company obtained a waiver of this covenant violation without incurring any additional fees or penalties, covering the period until December 31, 2020, and accordingly was not in default as of December 31, 2020. As of December 31, 2021, the Company was in default on the debt service coverage ratio covenant, and the term note became due on demand and is shown as a component of “Borrowings, current portion” on the consolidated balance sheets. Jeffrey F. Parker, Treasurer and shareholder, Kenneth Parker, shareholder and Kyle Stanbro; shareholder have guaranteed this note.

F-162

(H)	On October 26, 2021, the Company entered into a financing agreement with First Insurance Funding Corporation in the amount of $34,135 in relation to financing its workers compensation insurance premiums. The agreement calls for nine payments in the amount of $3,965, including interest at 10.75% per year, beginning December 9, 2021. The agreement was collateralized by a security interest in the premium refund due under the policies being purchased. The financing matures in August 2022.

(I)	On June 3, 2021, the Company entered into a financing agreement with Advantage Premium Finance Company in the amount of $59,217 in relation to financing its general liability insurance premiums. The agreement calls for nine payments in the amount of $6,946, including interest at 13.0% per year, beginning July 15, 2021. The agreement is collateralized by a security interest in the premium refund due under the policies being purchased. The financing matured in March 2022.

(J)	On April 15, 2020, the Company entered into a $171,500 Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) SBA PPP loan agreement with First Citizens Community Bank. In January 2021, the Company received forgiveness from the SBA on the full principal and accrued interest outstanding on the SBA PPP loan.

On March 1, 2021, the Company entered into a $174,123 CARES Act SBA PPP loan agreement with the Muncy Bank and Trust Company. In October 2021, the Company received forgiveness from the SBA on the full principal and accrued interest outstanding on the SBA PPP loan.

(K)	On June 13, 2020, the Company entered into a financing agreement with Advantage Premium Finance Company in the amount of $55,284 in relation to financing its liability insurance premiums. The agreement called for nine payments in the amount of $6,004, including interest at 12.5% per year, beginning July 15, 2020. The agreement was collateralized by a security interest in the premium refund due under the policies being purchased. The financing matured and was fully satisfied in March 2021.

(L)	On September 23, 2020, the Company entered into a financing agreement with First Insurance Funding Corporation in the amount of $164,235 in relation to financing its aviation insurance premiums. The agreement called for 10 payments in the amount of $16,821, including interest at 5.25% per year, beginning October 23, 2020. The agreement was collateralized by a security interest in the premium refund due under the policies being purchased. The financing matured and was fully satisfied in July 2021.

(M)	On November 9, 2020, the Company entered into a financing agreement with First Insurance Funding Corporation in the amount of $34,600 in relation to financing its workers compensation insurance premiums. The agreement called for 10 payments in the amount of $3,564, including interest at 6.5% per year, beginning December 9, 2020. The agreement was collateralized by a security interest in the premium refund due under the policies being purchased. The financing matured and was fully satisfied in September 2021.

On March 15, 2021 the Company entered into a financing agreement with First Insurance Funding Corporation in the amount of $11,170 in relation to financing its aviation liability insurance premiums. The agreement called for 10 payments in the amount of $1,153, including interest at 7.00% per year, beginning on March 18, 2021. The agreement was collateralized by a security interest in the premium refund due under the policies being purchased. The financing matured and was fully satisfied in December 2021.

F-163

Future principal payments of the borrowings as of December 31, 2021, are as follows (before factoring in the covenant violation which made all future payments due on demand in 2021):

Year ending December 31:
2022	$2,461,145
2023	796,016
2024	49,697
2025	52,570
2026	41,499
Thereafter	500,000
$3,900,927

6.	Related Party Transactions

Other Related Companies

During the years ended December 31, 2021 and 2020, the Company made purchases totaling $17,764 and $5,670, respectively, from Failor Services Inc. (“Failor”), which is majority owned by a shareholder of the Company. The purchases consisted of precision machined components. The Company also pays for certain expenses on Failor’s behalf, which are reimbursable to the Company. As of December 31, 2021 and 2020, the Company had net receivables due from Failor of $313,296 and $263,164, respectively, which are included in “Related Party receivables” on the consolidated balance sheets.

During the years ended December 31, 2021 and 2020, the Company made purchases totaling zero and $261,455, respectively, from West Run LLC, which is owned by the spouse of one of the shareholders of the Company. The purchases consisted of role player services. As of December 31, 2021 and 2020, there were no balances due to West Run LLC.

Prior to 2018, the Company made cash disbursements on behalf of Parker Agle Enterprise Inc. which is owned by the two shareholders of the Company. As of December 31, 2021 and 2020, the Company had a balance due from Parker Agle Enterprise Inc. of $14,197 and $14,197, respectively, which are included in “Related party receivables” on the consolidated balance sheets.

On June 1, 2010, the Company entered into a lease agreement with a stockholder for office space. The lease continues on a month-to-month basis unless notification to terminate is received 30 days prior to the termination date. The current monthly rent under this agreement is $2,000 per month. The total amount paid to the stockholder for rent during each of the years ended December 31, 2021 and 2020 was $24,000.

7.	Retirement Plan

Effective January 1, 2010, the Company adopted a defined contribution retirement plan which permits participants to make contributions by salary deduction pursuant to Section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the plan when they attain age 21 and after completion of one year of service. This plan allows for voluntary employee deferrals. The Company matches employee deferrals up to a maximum of 25% of employee salary deferrals, but limited to 6% of an employee’s compensation for each pay period. Contributions for the years ended December 31, 2021 and 2020 were $9,249 and $7,045, respectively.

F-164

8.	Commitments and Contingencies

Operating Leases

On June 4, 2020, the Company entered into an equipment lease agreement for one Star SAFIRE 380 HD. For the years ended December 31, 2021 and 2020, monthly rent was $25,000 per month plus an additional $750 per hour over the 100th monthly hour. This lease terminated in March 2021.

On August 6, 2019, the Company entered into a lease agreement with the City of Lock Haven to rent a hangar with an initial term expiring in one year. The agreement automatically renews unless either party gives the other party 60 days written notice of termination. The agreement calls for monthly rent payments of $1,320 payable on the first day of each month.

On April 1, 2021, the Company entered into a lease agreement with Jackson Jet Center, LLC for hangar space with an initial term of 13 months and an option to extend the lease. The agreement calls for monthly rent payments of $1,650 payable on the first day of each month.

The Company has other leases on month-to-month terms.

Total annual rental expense paid under these lease agreements was $167,426 and $363,905, for the years ended December 31, 2021 and 2020, respectively. Future minimum lease payments under the Company’s non-cancelable operating lease agreement are $19,270 for the year ending December 31, 2022.

Legal Contingencies

In the normal course of business, the Company from time to time may be involved in various legal proceedings. In the opinion of management, as of December 31, 2021 and 2020, any liability resulting from such proceedings would not have a material adverse effect on the Company’s consolidated financial statements.

Other Contingencies

During the normal course of business, the Company enters into contracts for the purchase of material and other services. As of December 31, 2021, there were no material unusual items that required disclosure.

9.	Significant Concentrations

Customer Concentrations

Revenues for the year ended December 31, 2021, include sales to the following major customers, together with the receivables due from those customers:

Customer	Amount of Revenues	Percent of Revenues	Accounts Receivable Balance	Percent of Accounts Receivable
Customer A	$1,001,538	16%	*	*
Customer B	2,145,800	34%	36,937	40%
Customer C	*	*	*	*
Customer D	1,008,512	16%	*	*
Customer E	*	*	47,400	51%
	$4,155,850	66%	$84,337	91%

*	less than 10%

F-165

Revenues for the year ended December 31, 2020, include sales to the following major customers, together with the receivables due from those customers:

Customer	Amount of Revenues	Percent of Revenues	Accounts Receivable Balance	Percent of Accounts Receivable
Customer A	$1,286,739	26%	*	*
Customer B	2,665,785	54%	184,572	76%
Customer C	*	*	43,436	18%
	$3,952,524	80%	$228,008	94%

*	less than 10%

10.	Capital Stock

The Company has only one class of common stock. All stock has a one dollar par value. Each share of stock is entitled to one vote. The common stock does not have any stated liquidation or dividend rights. Since the Company is taxed as an S-Corporation, all shareholder distributions are required to be prorated to the ownership percentage of each shareholder.

In September 2021, the Company issued 21 shares to employees as compensation for services provided and recorded stock-based compensation expense of $51,450. The Company also issued 10 shares to a non-employee in exchange for $24,500 in cash.

11.	Subsequent Events

The Company has evaluated subsequent events from December 31, 2021, the date of the consolidated financial statements, through August 12, 2022, which represents the date the consolidated financial statements were available for issuance. Other than the items listed below, there were no subsequent events that would require adjustment to or disclosure in these consolidated financial statements.

Loans

In February 2022, the Company entered into a financing agreement with First Insurance Funding Corporation in the amount of $13,138 in relation to financing its aviation insurance premiums. The agreement calls for nine payments in the amount of $1,529, including interest at 11.25% per year, beginning on March 18, 2022. The agreement is collateralized by security interest in the premium refund due under the policies being purchased. The financing will mature in November 2022.

In April 2022, the maturity date on the commercial promissory notes with the Muncy Bank and Trust Company was extended from May 2022.

In May 2022, the maturity date on the commercial promissory notes with the Muncy Bank and Trust Company was extended to September 2022.

Merger with AIRO Holdings

In April 2022, the merger with AIRO Holdings was completed, whereby AIRO Holdings acquired 100% of the equity in the Company for total consideration of $10,100,000 in the form of a promissory note that is contingently payable upon the initial public offering of AIRO Holdings. The Company’s stockholders received a total of 1,818,182 of AIRO Holdings common stock as additional consideration.

Other

In May 2022, the Company received an advance of $500,000 from AIRO Holdings and $500,000 from an outside investor.

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AIRO Drone, LLC

FINANCIAL STATEMENTS

December 31, 2021 and 2020

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

AIRO Drone, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of AIRO Drone, LLC (an Illinois limited liability company) (the “Company”) as of December 31, 2021 and 2020, the related statements of operations and comprehensive loss, members’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has limited cash on hand. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2020.

San Jose, California

August 12, 2022

F-168

AIRO DRONE, LLC

BALANCE SHEETS

As of December 31, 2021 and 2020

	2021	2020
ASSETS
Current assets:
Cash	$7,351	$43,464
Accounts receivable, net	15,001	20,179
Related party receivables	2,131	—
Related party notes receivable	23,350	5,350
Prepaid expenses and other current assets	3,347	3,394
Total current assets	51,180	72,387
Goodwill	60,566	60,566
Total assets	$111,746	$132,953

LIABILITIES AND MEMBERS’ DEFICIT

Current liabilities:
Accounts payable	$128,575	$115,154
Related party payables	280,815	26,691
Accrued expenses and other liabilities	1,828	420
Total liabilities	411,218	142,265
Commitments and contingencies (Note 3)
Members’ deficit:
Common units, 3,410,000 units authorized, issued and outstanding as of December 31, 2021 and 2020	284,166	284,166
Accumulated overdistributed earnings	(583,638)	(293,478)
Total members’ deficit	(299,472)	(9,312)
Total liabilities and members’ deficit	$111,746	$132,953

The accompanying notes are an integral part of these financial statements.

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AIRO DRONE, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2021 and 2020

	2021	2020
Revenue	$—	$2,281
Cost of revenue	—	1,250
Gross profit	—	1,031
Operating expenses:
General and administrative	285,633	236,670
Total operating expenses	285,633	236,670
Loss from operations	(285,633)	(235,639)
Other expense:
Interest expense, net	(4,527)	(3,471)
Net loss and comprehensive loss	$(290,160)	$(239,110)
Net loss per common unit—basic and diluted	$(0.09)	$(0.07)
Weighted average number of common units used in computing net loss per common unit	3,410,000	3,410,000

The accompanying notes are an integral part of these financial statements.

F-170

AIRO DRONE, LLC

STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

For the years ended December 31, 2021 and 2020

	Common Units		Accumulated Overdistributed	Total Members’ Equity
	Shares	Amount	Earnings	(Deficit)
Balance as of January 1, 2020	3,410,000	$284,166	$(54,368)	$229,798
Net loss	—	—	(239,110)	(239,110)
Balance as of December 31, 2020	3,410,000	284,166	(293,478)	(9,312)
Net loss	—	—	(290,160)	(290,160)
Balance as of December 31, 2021	3,410,000	$284,166	$(583,638)	$(299,472)

The accompanying notes are an integral part of these financial statements.

F-171

AIRO DRONE, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net loss	$(290,160)	$(239,110)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of customer relationships	—	88,140
Impairment charge on customer relationships	—	66,105
Bad debt expense	—	9,388
Changes in operating assets and liabilities:
Accounts receivable	5,178	(2,281)
Related party receivables	(2,131)	—
Prepaid expenses and other current assets	47	2,112
Accounts payable and related party payables	267,545	47,529
Accrued expenses and other liabilities	1,408	—
Net cash used in operating activities	(18,113)	(28,117)
Cash flows from investing activities:
Proceeds from the repayment of founders’ notes receivable	—	76,931
Cash loaned to a related party	(18,000)	(5,350)
Net cash provided by (used in) investing activities	(18,000)	71,581
Net increase (decrease) in cash	(36,113)	43,464
Cash as of beginning of year	43,464	—
Cash as of end of year	$7,351	$43,464
Noncash investing and financing activities:
Reduction of founders’ notes receivable to offset accounts payable	$—	$6,873

The accompanying notes are an integral part of these financial statements.

F-172

AIRO DRONE, LLC

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

AIRO Drone, LLC (the “Company”) was incorporated in Illinois on August 22, 2018. The Company has been engaged in business development and has not yet begun its principal operations. Since inception, the Company’s business is drone-related services, including direct operation of drones and drone systems, provision of drone-derived information, and the development of drone-optimized communication services. The Company plans to expand its drone services business through acquisitions, partnering, and direct development of additional business. Revenue generating activities have taken place in 2020 through its acquisition of Sensurion, Inc. (“Sensurion”) from its legacy business in October 2019. The drone-optimized communication services offering, AIRO-NET, is in the development stage and the Company plans to utilize it to generate revenue in the future.

In October 2021, the Company entered into a plan of merger agreement (the “Merger Agreement”) with AIRO Group Holdings, Inc. (“AIRO Holdings”), AIRO Group, Inc. and AIRO Drone Merger Sub, LLC whereby the parties desire to enter into a transaction in which AIRO Holdings will acquire all of the Company’s equity. In February 2022, the merger with AIRO Holdings was completed. See Note 7. Subsequent Events.

Liquidity and Management’s Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has an accumulated overdistributed earnings of approximately $584,000 as of December 31, 2021 and has used approximately $46,000 in cash for operations over the two-year period ended December 31, 2021.

The Company expects operating losses and negative cash flows into the foreseeable future as it continues to develop and commercialize its products. These conditions, combined with the fact that as of December 31, 2021, the Company’s cash balance is not sufficient to fund operations for at least one year after the issuance of these financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s current plans include increasing the Company’s revenue through integrating the acquired business into its current product and service development as well as working to align the working capital position with operations, market demand, and projected sales. If projected sales do not materialize, management may need to reduce expenses. The Company expects to receive financial support through the completion of a rollup transaction with several other aerospace and defense companies under a newly formed holding company and proceeds from an initial public offering of that entity. Although the merger has been completed at the time of this report, there is no assurance that the initial public offering will be consummated. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments, estimates and assumptions are used to determine allowances for doubtful accounts receivable, litigation and claims, unit-based compensation, and other asset and liability amounts. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from these estimates and these differences may be material.

F-173

Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash with major financial institutions that it considers to be of high credit quality. The Company had no cash equivalents as of December 31, 2021 and 2020.

Business Risk and Concentration of Credit Risk

The Company’s products in development are based on capabilities that came with the acquisition of Sensurion in 2019. The Company has not generated any new revenue from the products in development and is currently working to assimilate and improve them while raising capital. Any significant delays in the development or introduction of products or services, or any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements or changes in regulatory requirements or industry standards, could have a material adverse effect on the Company’s business and operating results.

No revenue was recognized during the year ended December 31, 2021. As of December 31, 2021, one customer accounted for 93% of total accounts receivable.

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. Management believes that minimal credit risk exists with respect to the financial institutions that hold the Company’s deposits.

One customer accounted for 100% of revenue during the year ended December 31, 2020. As of December 31, 2020, two customers each accounted for more than 10% of total accounts receivable and combined accounted for 100%.

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a “Public Health Emergency of International Concern,” and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Accounts Receivable, Net

The Company’s accounts receivable were primarily acquired as part of the Sensurion purchase in 2019. Accounts receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a regular basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. The Company determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. As of December 31, 2021 and 2020, the Company recorded an allowance for doubtful accounts of $5,537 and $9,388, respectively. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

F-174

Goodwill

Goodwill represents the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. The Company reviews goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The Company has selected December 31 as the date to perform its annual impairment test. When evaluating goodwill for impairment, the Company may initially perform a qualitative assessment which includes a review and analysis of certain quantitative factors to estimate if a reporting units’ fair value significantly exceeds its carrying value. When the estimate of a reporting unit’s fair value appears more-likely-than-not to be less than its carrying value based on this qualitative assessment, the Company continues to the first step of the impairment test. In the first step, the Company compares the fair value of the reporting unit to its carrying value. The fair value of the reporting unit is determined using the market approach. If the fair value of the reporting unit exceeds the carrying value of net assets of the reporting unit, goodwill is not impaired, and the Company is not required to record an impairment charge. If the carrying value of the net assets of the reporting unit exceeds the fair value of the reporting unit, then the Company must record an impairment charge equal to the difference. As of December 31, 2021, the Company determined that the fair value of the Company exceeded its carrying value and therefore an impairment charge was not required.

Customer Relationships

Customer relationships are amortized over the useful lives of 2 years using the straight-line method. A total of $176,280 customer relationships was recorded upon the acquisition of Sensurion. During the year ended December 31, 2020, the Company recorded amortization expense of $88,140. As of December 31, 2020, the Company’s management determined that the customer relationships intangible asset was impaired as sales to the acquired customers did not materialize as expected due to economic downturn caused by the COVID-19 pandemic. As a result, the Company recorded a $66,105 impairment charge in general and administrative expenses in addition to the amortization expense for the year ended December 31, 2020. There was no future amortization expense to be recorded with respect to this asset.

Research and Development Costs

Costs incurred in the research and development of new products are charged to expense as incurred. No research and development costs have been incurred in 2021 and 2020.

Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as customer relationships, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. No impairment loss has been incurred in 2021 and 2020, except as noted above related to the customer relationships intangible asset.

Fair Value of Financial Instruments

At times, the Company has certain financial assets and liabilities recorded at fair value. They are classified as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize data points that are directly or indirectly observable such as quoted prices, interest rates and yield curves for similar assets or liabilities. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability. There were no financial assets or financial liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020. The carrying value of cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other liabilities approximates fair value due to the short time to maturity.

F-175

Revenue Recognition

The Company’s revenue is derived from two sources: drone services, including surveys, imaging, security, and other drone applications; and virtual private network (“VPN”) communications services to drone operators. The Company’s revenue was derived from Sensurion’s legacy business in 2019, mainly from performing drone services. The VPN communication services offering is in the development stage and is expected to generate revenue in 2023. The Company does not offer any right of return or warranty on any of its products or services. Since the Company operates in one segment, all financial segment and revenue information can be found in the financial statements.

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), and its related amendments, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2020. The adoption of ASC 606, using the modified retrospective approach, had no significant impact to the Company’s accumulated overdistributed earnings as of January 1, 2020 and no significant impact to the total net cash from or used in operating, investing, or financing activities within the consolidated statements of cash flows.

Revenue from services rendered is recognized at a point in time when control of the service is transferred to the customer, typically when video footage and/or photography captured during drone flights are uploaded to the customer. When applicable, the Company recognizes revenue upon invoicing in amounts that correspond directly with the value to the customer of performance completed to date which primarily includes professional service arrangements entered on a time and materials basis. The media upload generally represents the single distinct performance obligation included in the Company’s contracts. Amounts that are invoiced are recorded in accounts receivable and revenues or deferred revenues, depending on whether the revenue recognition criteria have been met. The Company generally invoices customers for services rendered at time of delivery. Customer invoices generally have payment terms of net 30 days and do not have a significant financing component with its contracts.

The Company recognizes revenue when, or as, it satisfies performance obligations by transferring promised services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company accounts for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectability of the contract consideration is probable.

The Company had no contract asset or liability balances as of January 1, 2020 (date of adoption) or as of December 31, 2021 and 2020.

The Company expenses costs to obtain a contract as incurred when the amortization period is one year or less.

Cost of Revenue

Cost of revenue consists of allocated materials, employee compensation, travel, contracted services and other job-specific expenses.

Income Taxes

The Company is a limited liability company and is taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company’s members are liable for the individual federal and state income taxes on the Company’s taxable income. As a partnership, the Company continues to be liable for some state-level income taxes.

F-176

The Company has adopted U.S. GAAP guidance related to uncertain tax positions and has evaluated the tax positions taken for all open tax years. Currently, the 2019 through 2021 tax years are open and subject to examination by the Internal Revenue Service, Illinois Department of Revenue, and various other state taxing agencies; however, the Company is not currently under audit nor has the Company been contacted by any of these agencies.

Net Loss per Common Unit

Basic net loss per common unit is calculated by dividing the net loss by the weighted average number of common units outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common unit is computed by dividing the net loss by the weighted average number of common units and potentially dilutive common unit equivalents outstanding for the period determined using the treasury-stock and if-converted methods.

For the years ended December 31, 2021 and 2020, there were no common unit equivalents.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs to date have not been significant.

Comprehensive Loss

Comprehensive loss is defined as the change in the equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for the years ended December 31, 2021 and 2020.

Recent Accounting Pronouncements—Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to put most leases on their balance sheets, but recognize the expenses on their statement of operations in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. ASU 2016-02, as amended, was to be effective for the Company in its fiscal year beginning January 1, 2020. In June 2020, in response to adverse effect caused by Coronavirus Disease pandemic on private businesses, the FASB issued ASU 2020-05 which deferred the effective date for ASU 2016-02 for private businesses to annual reporting periods beginning after December 15, 2021. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), which provides an alternative transition method by allowing companies to initially apply the new leases guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2018-11 is effective beginning for fiscal years beginning after December 15, 2021. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

2.	Investment

In September 2020, the Company received 2,500,000 shares of common stock of AIRO Group, Inc. The shares were issued as founding shares with a par value of $0.000001 per share. The Company became a shareholder with a 25% interest in AIRO Group, Inc. No capital contribution was made as of December 31, 2020. In March 2021, the Company paid $2.50 to capitalize AIRO Group, Inc. in proportion to its ownership in AIRO Group, Inc. This investment represented a 25% investment in AIRO Group, Inc. During the year ended December 31, 2021, the shares of AIRO Group, Inc. held by the Company, except for 50,000 shares, were distributed to the individual members of the Company. The remaining 50,000 shares of AIRO Group, Inc. were contributed to form AIRO Drone Holdings LLC (“Holdings”).

F-177

3.	Commitments and Contingencies

Litigation

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that it believes will result in a probable loss that is reasonably estimable. As of December 31, 2021 and 2020, the Company was not subject to litigation that would require the accrual of a liability.

4.	Common Units

Each common unit is entitled to one vote. All unit holders’ distributions are required to be prorated to the ownership percentage of each unit holder.

5.	Warrants

In January 2019, the Company was issued a warrant to purchase 94,333 shares in New Generation Power International, Inc. (“NGPI”). The Company assigned 53,733 shares of this warrant to the individual members of the Company and 13,333 shares of this warrant to the shareholders of Sensurion as part of the purchase of Sensurion. As of December 31, 2020, the Company held the remaining warrants to purchase 27,267 shares of NGPI, which had an insignificant value. In August 2021, the Company transferred the remaining portion of the warrant to purchase 27,267 shares of NGPI to Holdings.

6.	Related Party Transactions

On September 10, 2020, the Company entered into a promissory note (the “Note”) where the Company loaned Agile Defense, LLC (“Agile”), a related party, $5,350. The Note carries a simple annual interest of 3% per year and was originally due on January 10, 2021. The maturity date was extended on various dates throughout 2021. Subsequent to December 31, 2021, the maturity date was extended to June 30, 2022. See Note 7. Subsequent Events. As of December 31, 2021, $5,350 was due from Agile under the Note.

In March 2021, the Company entered into a second promissory note (the “Second Note”) with Agile to advance up to $16,000. The Second Note carries a simple annual interest rate of 3% per year and was originally due on June 30, 2021. The maturity date was extended on various dates throughout 2021. Subsequent to December 31, 2021, the maturity date was extended to June 30, 2022. See Note 7. Subsequent Events. As of December 31, 2021, $16,000 was due from Agile under the Second Note.

In August 2021, the Company entered into a third promissory note (the “Third Note”) with Agile for $2,000. The Third Note carries a simple annual interest rate of 3% per year and was originally due on February 28, 2022. Subsequent to December 31, 2021, the maturity date was extended to June 30, 2022. See Note 7. Subsequent Events. As of December 31, 2021, $2,000 was due from Agile under the Third Note.

During the year ended December 31, 2021 and 2020, the Company recognized interest income of $322 and $47, respectively, related to the Note, Second Note and Third Note. As of December 31, 2021, a total of $369 in interest receivable was included in related party receivables in the accompanying balance sheets.

During the year ended December 31, 2021, the Company advanced $6,154 to Agile for operational purposes and the Agile repaid $4,392 of total amount advanced.

During the year ended December 31, 2021 and 2020, certain members of the Company paid for various expenses on behalf of the Company. The total amount due to the Company’s members as of December 31, 2021 and 2020 was $40,815 and $26,691, respectively, and is included in related party payables on the accompanying balance sheets.

F-178

In July 2021, the Company entered into Contract Service Agreements (the “Agreements”) with Inertia Technology, Inc. (“Inertia”), Walker Run Technology, Inc. (“Walker Run”), and Magellan Associates, LLC (“Magellan”), which are related parties due to these companies being owned by members of the Company. The Agreements provide for payment for management support services of $20,000 per month to each company beginning on July 1, 2021. The payment for these services is contingent on the Company successfully securing sufficient working capital funding, debt funding or other funding. The Agreements were in effect through December 31, 2021 with provisions to continue on a month-to-month basis, unless renewed or terminated in writing. In October 2021, the agreement with Inertia was mutually terminated effective July 1, 2021, and no amounts were owed to Inertia. The agreements with Walker Run and Magellan were terminated effective December 31, 2021. As of December 31, 2021, the total amount owed to Walker Run and Magellan was $240,000.

7.	Subsequent Events

The Company’s management has evaluated subsequent events from the balance sheet date of December 31, 2021 through August 12, 2022, the date these financial statements were available to be issued. Other than the items listed below, there were no subsequent events that would require adjustment to or disclosure in these financial statements.

In February 2022, the merger with AIRO Holdings was completed, whereby AIRO Holdings acquired 100% of the equity in the Company for total consideration of $2.09 million. The consideration was in the form of a promissory note that is contingently payable upon the initial public offering of AIRO Holdings.

In February 2022, the maturity date of the Note, Second Note and Third Note was extended to June 30, 2022.

In May 2022, the Company received advances of $75,000 from AIRO Holdings and $25,000 from Agile Defense for working capital purposes.

F-179

Sky-Watch A/S

FINANCIAL STATEMENTS

December 31, 2021 and 2020

F-180

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Sky-Watch A/S

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Sky-Watch A/S (a Danish corporation) (the “Company”) as of December 31, 2021 and 2020, the related statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of these events and conditions and management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2020.

San Jose, California

August 12, 2022

F-181

Sky-Watch A/S

BALANCE SHEETS

As of December 31, 2021 and 2020

	2021		2020
ASSETS
Current assets:
Cash	DKK	28,053	DKK	27,797
Accounts receivable		518,658		316,226
Inventory		5,232,465		5,846,123
Tax receivable		3,233,888		2,351,335
Prepaid expenses and other current assets		1,014,930		661,411
Total current assets		10,027,994		9,202,892
Property and equipment, net		521,959		884,936
Total assets	DKK	10,549,953	DKK	10,087,828

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	DKK	587,394	DKK	793,588
Borrowings, current portion		8,466,328		10,483,980
Accrued expenses and other liabilities		3,071,378		5,857,908
Deferred revenue		65,186		118,566
Total current liabilities		12,190,286		17,254,042
Borrowings, non-current		100,557,453		71,500,000
Other noncurrent liabilities		—		3,867
Total liabilities		112,747,739		88,757,909
Commitments and contingencies (Note 4)
Stockholders’ deficit:
Common stock: DKK 1 par value; 1,030,900 shares authorized, 1,000,000 issued and outstanding as of December 31, 2021 and 2020		1,000,000		1,000,000
Accumulated deficit		(103,197,786)		(79,670,081)
Total stockholders’ deficit		(102,197,786)		(78,670,081)
Total liabilities and stockholders’ deficit	DKK	10,549,953	DKK	10,087,828

The accompanying notes are an integral part of these financial statements.

F-182

SKY-WATCH A/S

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2021 and 2020

	2021		2020

Revenues:
Research and development	DKK	605,679	DKK	2,794,895
Product		195,911		364,528
Service		5,856		74,844
		807,446		3,234,267

Cost of revenues:
Research and development		215,720		2,511,987
Other		1,370,426		848,700
		1,586,146		3,360,687
Gross profit		(778,700)		(126,420)
Operating expenses:
Research and development		9,070,728		9,104,738
Sales and marketing		3,617,478		2,711,096
General and administrative		9,262,896		8,619,970
Total operating expenses		21,951,102		20,435,804
Loss from operations		(22,729,802)		(20,562,224)
Interest expense, net		(4,032,295)		(3,027,440)
Loss before income tax benefit		(26,762,097)		(23,589,664)
Income tax benefit		3,234,392		2,352,610
Net loss and comprehensive loss	DKK	(23,527,705)	DKK	(21,237,054)
Net loss per common share—basic and diluted	DKK	(23.53)	DKK	(21.24)
Weighted average number of common shares used in computing net loss per common share		1,000,000		1,000,000

The accompanying notes are an integral part of these financial statements.

F-183

Sky-Watch A/S

STATEMENTS OF STOCKHOLDERS’ DEFICIT

For the years ended December 31, 2021 and 2020

	Common Stock			Accumulated		Total Stockholders’
	Shares	Amount		Deficit		Deficit

Balance as of January 1, 2020	1,000,000	DKK	1,000,000	DKK	(58,433,027)	DKK	(57,433,027)
Net loss	—		—		(21,237,054)		(21,237,054)
Balance as of December 31, 2020	1,000,000		1,000,000		(79,670,081)		(78,670,081)
Net loss	—		—		(23,527,705)		(23,527,705)
Balance as of December 31, 2021	1,000,000	DKK	1,000,000	DKK	(103,197,786)	DKK	(102,197,786)

The accompanying notes are an integral part of these financial statements.

F-184

SKY-WATCH A/S

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	2021		2020
Cash flows from operating activities:
Net loss	DKK	(23,527,705)	DKK	(21,237,054)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization		380,698		460,369
Gain on sale of assets		—		(75,897)
Non-cash other income recognized from the reduction of amounts owed under the revolving line of credit in exchange for the tax benefits provided through filing of group tax return with the lender		(3,233,888)		(2,351,335)
Non-cash interest		3,907,844		2,620,014
Changes in operating assets and liabilities:
Accounts receivable		(202,432)		76,870
Inventory		613,658		(246,191)
Prepaid expenses and other current assets		(353,519)		(15,684)
Accounts payable		(206,194)		21,092
Accrued expenses and other liabilities		(2,786,530)		2,944,622
Deferred revenue		(53,380)		(1,710,966)
Other noncurrent liabilities		(3,867)		(14,933)
Net cash used in operating activities		(25,465,315)		(19,529,093)
Cash flows from investing activities:
Purchase of property and equipment		(17,721)		(145,854)
Proceeds received from the sale of property and equipment		—		75,897
Net cash used in investing activities		(17,721)		(69,957)
Cash flows from financing activities:
Proceeds from borrowings		76,088,375		57,105,981
Repayments on borrowings		(50,605,083)		(37,517,637)
Net cash provided by financing activities		25,483,292		19,588,344
Net increase (decrease) in cash		256		(10,706)
Cash as of beginning of year		27,797		38,503
Cash as of end of year	DKK	28,053	DKK	27,797

Supplemental disclosures of cash flow information:
Cash paid for interest	DKK	1,777,123	DKK	2,374,951
Non-cash investing and financing activities:
Reduction of amounts owed under the revolving line of credit in exchange for the tax benefits provided through filing of group tax return with the lender	DKK	2,351,335	DKK	2,934,985
Issuance of debt in settlement of accrued interest	DKK	1,947,837	DKK	500,000

The accompanying notes are an integral part of these financial statements.

F-185

SKY-WATCH A/S

NOTE TO FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

Sky-Watch A/S was incorporated in 2009 in Denmark. The purpose of Sky-Watch A/S (the “Company”) is to develop and commercialize market leading mini unmanned aerial systems (“MUAS”) for professional users, primarily in the Defense & Security segment. The MUAS include internally developed software, hardware and mechanical system components. Operations cover sourcing, manufacturing, assembly, quality assurance testing activities and logistics. The Company’s revenues are derived from its products, after-service sales including training and product service, and research and development services (“R&D projects”). The Company targets and services a globally dispersed customer base.

In October 2021, the Company entered into an equity purchase agreement with AIRO Group Holdings, Inc. (“AIRO Holdings”) and AIRO Group, Inc. whereby the parties desire to enter into a transaction in which AIRO Holdings will acquire all of the Company’s equity. In March 2022, the merger with AIRO Holdings was completed. See Note 8. Subsequent Events.

Liquidity and Management’s Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. In 2021 and 2020, the Company experienced significant losses due to ongoing investments in research, development and marketing. The Company had an accumulated deficit of DKK 103,197,786 as of December 31, 2021 and has used DKK 44,994,408 in cash for operations over the two years ended December 31, 2021. The Company has successfully raised additional funds in the past in the form of loans from its largest stockholders to fund its operations. The Company expects operating losses and negative cash flows into the foreseeable future as it continues to develop and commercialize its products. These conditions, combined with the fact that, as of December 31, 2021, the Company’s cash is not sufficient to fund operations for at least one year after the issuance of this report, raise substantial doubt about the Company’s ability to continue as a going concern.

Management’s current plans include increasing the Company’s revenue, as well as working to align the working capital position with operations, market demand, and projected sales. If projected sales do not materialize, management may need to reduce expenses. Management also plans to raise additional funds through the issuance of debt and equity financing. There can be no assurance that such financings will be available at terms acceptable to the Company, if at all. Failure to generate sufficient cash flows from operations, raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Basis of Presentation

The accompanying financial statements have been prepared by the Company in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company’s financial position as of the dates reported. The Company’s reporting currency and the functional currency of all of its operations is Danish Krone, as it is the principal currency of the primary economic environment in which the Company operates.

F-186

Reclassification

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation. The reclassifications had no impact on the previously reported total assets, total liabilities, stockholders’ deficit or net loss.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments, estimates and assumptions are used to determine revenue recognition, accruals for warranty costs, inventory valuation, allowances for doubtful accounts receivable and sales returns, litigation and claims, warrants, and deferred income taxes including required valuation allowances and other asset and liability amounts. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from these estimates and these differences may be material.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash with major financial institutions that it considers to be of high credit quality. The Company had no cash equivalents as of December 31, 2021 and 2020.

Business Risk and Concentration of Credit Risk

The Company’s products are concentrated in an industry characterized by rapid technological advances, changes in customer requirements, and evolving regulatory requirements and industry standards. Any significant delays in the development or introduction of products or services, or any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements, or changes in regulatory requirements or industry standards, could have a material adverse effect on the Company’s business and operating results.

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. Cash is maintained with financial institutions and the composition and maturities are regularly monitored by management. Deposits at any time may exceed federally insured limits.

The Company’s accounts receivables are from sales to customers located both in and outside Denmark. The Company extends credit based upon an evaluation of the customer’s financial condition and generally collateral is not required. One customer accounted for more than 10% of total revenue and accounted for 75% during the year ended December 31, 2021, and three customers each accounted for more than 10%of total revenue and combined accounted for 84% during the year ended December 31, 2020.As of December 31, 2021, one customer accounted for 100% of accounts receivable. As of December 31, 2020, three customers each accounted for more than 10% of total accounts receivable and combined accounted for 90%.

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus as a “Public Health Emergency of International Concern,” and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

F-187

Accounts Receivable

Accounts receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. The Company determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history, and current economic conditions. As of December 31, 2021 and 2020, the Company has not provided an allowance for doubtful accounts since all receivables are deemed collectible. Accounts receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Fair Value of Financial Instruments

At times, the Company has certain financial assets and liabilities recorded at fair value. They are classified as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize data points that are directly or indirectly observable such as quoted prices, interest rates and yield curves for similar assets or liabilities. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability. There were no financial assets or liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020. The carrying value of cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other liabilities approximates fair value due to the short time to maturity. The carrying value of the Company’s borrowings approximates fair value based on current rates offered to the Company.

Research and Development Costs

Costs incurred in the research and development of new products are charged to expense as incurred.

Inventory

Inventory is stated at lower of cost (on a first-in, first-out basis) or net realizable value. The Company reduces the value of its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value. Reductions to the carrying value of inventory are charged to the cost of revenues and a new, lower cost basis for that inventory is established. Subsequent changes to facts or circumstances do not result in the restoration or increase in the related inventory value.

Property and Equipment, Net

Property and equipment, net are recorded at cost and depreciated over their estimated useful lives ranging from 2 to 15 years, using the straight-line method. Upon retirement or sale, the costs of assets disposed of and the related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss is credited or charged to the statement of operations and comprehensive loss. Repairs and maintenance costs are expensed as incurred.

Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash flows and the fair value of long-lived assets. No impairment loss has been incurred in 2021 and 2020.

F-188

Revenue Recognition

The Company’s revenues are derived from two sources: (i) MUAS sales, including hardware, software, training and product service, and (ii) R&D projects. The Company sells its products through both its direct sales force and resellers. Since the Company operates in one segment, all financial segment and revenue information can be found in the financial statements.

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), and its related amendments, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2020. The adoption of ASC 606, using the modified retrospective approach, had no significant impact to the Company’s accumulated deficit as of January 1, 2020 and no significant impact to the total net cash from or used in operating, investing, or financing activities within the statements of cash flows.

Revenue for hardware and certain software licenses is recognized at a point in time and included in Revenues—Product sales, which is generally upon shipment or delivery of the tangible product or access link/code to the software. Revenue from training and product services is recognized over time as services are completed or ratably over the contractual period and included in Revenues—Service revenue. Revenue from R&D projects, which is included in Revenue—Research and development, is recognized over a period of time based on the input method and is measured by the percentage of total labor and materials cost incurred to date to estimated total labor and materials cost at completion for each contract. Estimated losses on uncompleted contracts are recognized in the period in which such losses are determined. The input method of accounting involves considerable use of estimates in determining revenues, costs and profits and in assigning the amounts to accounting periods and, as a result, there can be a significant disparity between earnings as reported and actual cash received by the Company during any reporting period. When applicable, the Company recognizes revenue upon invoicing in amounts that correspond directly with the value to the customer of performance completed to date which primarily includes professional service arrangements entered on a time and materials basis. The following table summarizes the revenue recognition based on time periods.

	2021		2020
Point in Time	DKK	195,811	DKK	364,528
Over Time		611,635		2,869,739
	DKK	807,446	DKK	3,234,267

Amounts that are invoiced are recorded in accounts receivable and revenues or deferred revenue, depending on whether the revenue recognition criteria have been met. The Company generally invoices customers for hardware and software licenses at time of delivery, and professional services either upfront or upon meeting certain milestones. Customer invoices generally have payment terms between net 30 days and net 90 days and do not have a significant financing component.

The Company recognizes revenue when, or as, it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company accounts for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectability of the contract consideration is probable.

F-189

The Company has contracts with customers that often include multiple performance obligations. For these contracts, the Company accounts for individual performance obligations separately, by allocating the contract’s total transaction price to each performance obligation in an amount based on the relative standalone selling price (“SSP”) of each distinct good or service in the contract. The Company determines the SSP based on its overall pricing objectives, taking into consideration market conditions and other factors, including the value of its contracts, historical standalone sales, customer demographics, geographic locations, and the number and types of users within its contracts. Determining whether products or services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgement. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when control of the promised services are transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services. The Company’s contracts do not include highly variable components. The timing of revenue recognition, billings and cash collections can result in billed accounts receivable, unbilled receivables (contract assets), and deferred revenue (contract liabilities). The costs to obtain contracts, primarily commission expenses, are insignificant; therefore, such costs are expensed when incurred. The Company had zero contract asset balances as of January 1, 2020 (upon adoption of ASC 606) or as of December 31, 2020. The Company had a contract asset balance of DKK 518,658 as of December 31, 2021.

The deferred revenue balance as of January 1, 2020 (upon adoption of ASC 606) was DKK 1,829,531. Revenue recognized during the year ended December 31, 2020 that was included in the deferred revenue balance at the beginning of the year was DKK 1,829,531. The deferred revenue balance as of December 31, 2020 was DKK 118,566, and was recognized as revenue during the year ended December 31, 2021. The deferred revenue balance as of December 31, 2021 was DKK 65,186, which is expected to be recognized as revenue during the year ending December 31, 2022.

Cost of Revenues

Cost of revenues is comprised of labor cost and direct material cost, including freight and duties. Indirect production costs comprising of consumables, cost of sales freight, quality related costs and production maintenance costs are also included in cost of revenues.

Shipping and Handling

Shipping charges billed to customers are included in revenues and related costs are included in cost of revenues.

Software Development Costs

The Company accounts for software development costs for costs of the software to be sold, leased or marketed, whereby costs for the development of new software products and substantial enhancements to existing software products are included in research and development expense as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Technological feasibility is established upon completion of a working model. To date, software development costs incurred in the period between achieving technological feasibility and general availability of software have not been material and have been charged to operations as incurred.

Sales Taxes

Taxes collected from customers and remitted to governmental authorities on revenue transactions are presented on a net basis in the balance sheets.

Product Warranty and Return

The Company provides a one-year warranty on certain product sales provided the customer enters a one-year service-and-support contract. Estimated future warranty obligations related to those products are recorded during the period of sale. The Company establishes warranty reserves based on estimates of product warranty return rates and expected costs to repair or to replace the products under warranty. The warranty provision is recorded as a component of cost of revenues in the statements of operations and comprehensive loss. Accrued warranty, which is included in accrued expenses and other liabilities on the balance sheets, was not significant as of December 31, 2021 and 2020. The Company does not offer returns unless special circumstances exist and the return is approved by the Company.

F-190

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities under the provisions of enacted tax laws. The effect on deferred taxes of a change in tax rate is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company recognizes and measures benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more-likely-than-not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more-likely-than-not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. The Company evaluates its uncertain tax positions annually. Evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits and effective settlement of audit issues.

Net Loss per Common Share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares and potentially dilutive common share equivalents outstanding for the period determined using the treasury-stock and if-converted methods. For purposes of the diluted net loss per common share calculation, warrants for common stock are considered to be potentially dilutive securities.

For the years ended December 31, 2021 and 2020, warrants to purchase 30,900 shares of common stock have been excluded from the calculation of net loss per common share because the inclusion would be antidilutive.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs to date have not been significant.

Comprehensive Loss

Comprehensive loss is defined as the change in the equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for the years ended December 31, 2021 and 2020.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to put most leases on their balance sheets, but recognize the expenses on their statement of operations in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The Company adopted this standard on January 1, 2022 using the modified retrospective approach and resulting in the recording of operating lease ROU assets of DKK 1,527,944 and operating lease liabilities of DKK 1,527,944 at adoption. The standard did not have a material impact on the Company’s results of operations, cash flows or stockholders’ deficit reported.

F-191

2.	Balance Sheet Components

Inventory

Inventory consisted of the following as of December 31:

	2021		2020
Raw materials	DKK	4,002,925	DKK	3,761,789
Finished goods		1,229,540		2,084,334
	DKK	5,232,465	DKK	5,846,123

Property and Equipment, Net

The Company depreciates property and equipment over the following periods:

Leasehold improvements	The shorter of the useful life or term of the lease
Machinery and equipment	2 to 15years
Furniture and fixtures	5 to 10years

Property and equipment, net consisted of the following as of December 31:

	2021		2020
Leasehold improvements	DKK	813,455	DKK	813,455
Furniture and fixtures		710,024		692,303
Machinery		539,837		539,837
Software		756,579		756,579
		2,819,895		2,802,174
Less: accumulated depreciation and amortization		(2,297,936)		(1,917,238)
	DKK	521,959	DKK	884,936

The Company recorded depreciation and amortization expense of DKK 380,698 and DKK 460,369 during the years ended December 31, 2021 and 2020, respectively.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following as of December 31:

	2021		2020
Accrued vacation	DKK	2,128,953	DKK	2,087,363
Accrued payroll tax		415,752		1,687,213
Accrued payroll		75,162		105,227
Research and development grant		—		1,333,764
Other		451,511		644,341
	DKK	3,071,378	DKK	5,857,908

F-192

3.	Income Taxes

The components of the Company’s deferred tax assets are as follows as of December 31:

	2021		2020
Net operating loss carryforwards	DKK	12,282,851	DKK	9,945,320
Depreciation		44,773		(13,000)
Gross deferred tax assets		12,327,624		9,932,320
Valuation allowance		(12,327,624)		(9,932,320)
Net deferred tax assets	DKK	—	DKK	—

Based on the available objective evidence as of December 31, 2021, the Company does not believe it is more-likely-than-not that the net deferred tax assets will be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2021 and 2020. The valuation allowance increased by DKK 2,395,304 and DKK 2,410,280 during 2021 and 2020, respectively.

As of December 31, 2021, the Company had approximately DKK 55,831,000 of net operating loss carryforwards available to offset future taxable income. The net operating losses can be carried forward without any time limit.

No liability related to uncertain tax positions is recorded in the financial statements. The Company’s income tax returns remain open to examination by the Danish Tax Agency for a period ranging from 3 years to 10 years following the filing of the tax return.

The Company has elected to recognize interest and penalties for uncertain tax positions as a component of income tax expense. No interest or penalties related to unrecognized tax benefits have been incurred for the years ended December 31, 2021 and 2020.

4.	Commitments and Contingencies

Leases

The Company leases various office facilities under cancelable operating leases, which can be terminated with notice ranging from three to six months. The Company leases various vehicles and equipment. The lease terms range from thirty-six to sixty months. Management determined that these leases do not qualify as capital leases. The Company recognizes rent expense on a straight-line basis over the lease period, with the difference between actual rent paid and rent expense recognized as either prepaid rent or deferred rent, as applicable.

Rent expense for the years ended December 31, 2021 and 2020 was DKK 1,077,957 and DKK 1,030,334, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

	Operating Leases

Year ending December 31:
2022	DKK	453,502
2023		31,908
2024		18,613
Total minimum lease payments	DKK	504,023

F-193

Litigation

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that it believes will result in a probable loss that is reasonably estimable. As of December 31, 2021 and 2020, the Company had no amounts accrued.

5.	Borrowings

Borrowings consisted of the following as of December 31:

		2021		2020
Lines of credit:
Dangroup	(A)	DKK	99,500,000	DKK	71,500,000
Nordea Bank	(B)		6,301,568		9,592,703
Notes payable:
Nordjysk Lånefond	(C)		—		63,287
Danish Tax Authority	(D)		2,121,383		—
Accrued interest
Dangroup line of credit	(A)		1,024,163		750,849
Dangroup guarantee	(B)		76,667		76,667
Nordjysk Lånefond	(C)		—		474
			109,023,781		81,983,980
Current maturities			(8,466,328)		(10,483,980)
Borrowings, non-current		DKK	100,557,453	DKK	71,500,000

Lines of Credit

(A)	Historically, the Company’s largest stockholder, Dangroup ApS (“Dangroup”), has offered financing to the Company. The Company obtained a variable rate revolving line of credit loan with Dangroup. There is no maturity date for the line of credit. Interest is charged at Nordea’s market-related overnight rate (“N-BOR”) plus 4.15 percentage points and paid quarterly. The interest rate as of December 31, 2021 was 4.15%. The total amount outstanding on the line of credit as of December 31, 2021 and 2020 was DKK 99,500,000 and DKK 71,500,000, respectively. There is no firm repayment schedule and the outstanding amount is not expected to become due in the foreseeable future and has been classified as non-current on the balance sheets. For additional information, refer to Note 7. Related Party Transactions.

(B)	In January 2018, the Company entered into variable rate revolving lines of credit loan of up to DKK 20,000,000, due on demand, with Nordea Bank. The lines of credit include Danish Krone, Euro and U.S. Dollar accounts. In December 2018, the loan was amended to increase the maximum principal advances to DKK 33,000,000. In January 2019, the loan was amended to reduce the maximum principal advances to DKK 10,000,000. The lines of credit are due on demand. Interest is charged at N-BORplus 4.15 percentage points. The interest rate as of December 31, 2021 was 4.15%. Dangroup charges a fee of 3% for guaranteeing the Nordea lines of credit for the Company.

F-194

Notes Payable

(C)	In May 2013, the Company entered into a term loan of DKK 1,518,900 with Nordjysk Lånefond. Interest was charged at 3% per year. This loan was repaid in full in January 2021.

(D)	Between April and June 2021, the Company received three interest free loans from the Danish Tax Agency for total proceeds of DKK 2,121,383. Of the DKK 2,121,383 outstanding, DKK 1,063,930 is due on June 1, 2022, DKK 487,528 is due on February 1, 2023, and DKK 569,925 is due on May 1, 2023.

6.	Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors.

In 2016 and 2017, the Company issued warrants to purchase 10,300 and 20,600 shares of common stock with exercise prices of DKK 97.08 and DKK 108.89 per share, respectively, that expire in 2030 and three years after the resignation of the employee, respectively. As of December 31, 2021 and 2020, the 30,900 common stock warrants were fully vested and outstanding. Stock-based compensation expense was not significant to either of the years ended December 31, 2021 and 2020.

7.	Related Party Transactions

Dangroup is the Company’s largest stockholder. In October 2018, the Company entered into a DKK 8,500,000 line of credit agreement with Dangroup. In January 2020, the agreement was amended to increase the maximum principal advances to DKK 80,000,000. In January 2021, the agreement was amended to increase the maximum principal advances to DKK 100,000,000. Interest is currently charged at 4.15% per year and paid quarterly. As of December 31, 2021 and 2020, the outstanding balance of DKK 99,500,000 and DKK 71,500,000, respectively, was included as a component of Borrowings, non-current on the balance sheets. In addition, Dangroup charges a fee of 3% for guaranteeing the Nordea Bank lines of credit for the Company. The interest is paid quarterly. The Company incurred DKK 3,879,595 and DKK 2,925,014 in interest expense to Dangroup during the years ended December 31, 2021 and 2020, respectively. The Company had accrued interest due to Dangroup of DKK 1,100,830 and DKK 827,516 as of December 31, 2021 and 2020, respectively, and was included as a component of Borrowings, current portion on the balance sheets.

From time to time, Dangroup makes cash disbursements on behalf of the Company for legal and other invoices, which are included as part of the line of credit.

Dangroup charges a management fee for the group management and consulting service provided. During the years ended December 31, 2021 and 2020, the Company paid DKK 240,000 in management fees to Dangroup. The management fee was charged to general and administrative expense on the statements of operations and comprehensive loss.

The Company recognizes an income tax benefit as a result of the claim of its net operating loss by Dangroup through filing of a Danish group tax return. Such income reduces the amount owed under the revolving line of credit loan and amounted to DKK 3,233,888 and DKK 2,351,335 for the years ended December 31, 2021 and 2020, respectively.

8.	Subsequent Events

In January 2022, Dangroup approved an increase to the maximum principal advances to DKK 120,000,000.

In March 2022, Dangroup forgave DKK 99,072,304 in outstanding debt owed by the Company.

In March 2022, the Company entered into a credit facility agreement with Dangroup for a line of credit up to DKK 7,000,000 for a period up to the earlier of one day after the closing of AIRO Holdings’ IPO and August 31, 2022 (the “Availability Period”). The line of credit has an interest rate of 12% per annum and the line of credit matures at the end of the Availability Period.

In March 2022, the merger with AIRO Holdings was completed, whereby AIRO Holdings acquired 100% of the equity in the Company for consideration of $12.88 million in the form of a promissory note that is contingently payable upon the initial public offering of AIRO Holdings. The Company’s stockholders received a total of 890,909 shares of AIRO Holdings common stock as additional consideration.

The Company has evaluated subsequent events from December 31, 2021, the date of the financial statements, through August 12, 2022, which represents the date the financial statements were available for issuance. Other than the items listed above, there were no subsequent events that would require adjustment to or disclosure in these financial statements.

F-195

Jaunt Air Mobility, LLC

FINANCIAL STATEMENTS

December 31, 2021 and 2020

F-196

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of

Jaunt Air Mobility, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Jaunt Air Mobility, LLC (a Delaware limited liability company) (the “Company”) as of December 31, 2021 and 2020, the related statements of operations and comprehensive loss, members’ equity, and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has limited cash on hand. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BPM LLP

We have served as the Company’s auditor since 2021.

San Jose, California

August 12, 2022

F-197

Jaunt Air Mobility, LLC

BALANCE SHEETS

As of December 31, 2021 and 2020

	2021	2020
ASSETS
Current assets:
Cash	$301,185	$27,410
Prepaid expenses and other current assets	21,213	—
Total current assets	322,398	27,410
Property and equipment, net	5,781	—
Intangible assets, net	41,526,705	47,080,288
Total assets	$41,854,884	$47,107,698

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities:
Accounts payable	$50,163	$80,252
Accrued expenses	6,118,090	4,524,365
Total current liabilities	6,168,253	4,604,617
Convertible notes payable	3,100,000	1,300,000
Total liabilities	9,268,253	5,904,617
Commitments and contingencies (Note 9)
Members’ equity:
Common units, 562,500 common units authorized as of December 31, 2021 and 2020; 450,000 common units issued and outstanding as of December 31, 2021 and 2020	58,485,758	56,900,000
Accumulated overdistributed earnings	(25,899,127)	(15,696,919)
Total members’ equity	32,586,631	41,203,081
Total liabilities and members’ equity	$41,854,884	$47,107,698

The accompanying notes are an integral part of these financial statements.

F-198

Jaunt Air Mobility, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the years ended December 31, 2021 and 2020

	2021	2020
Revenue	$449,274	$—
Cost of revenue	375,304	—
Gross profit	73,970	—
Operating expenses:
Research and development	7,092,254	7,328,308
General and administrative	3,106,015	2,415,612
Total operating expenses	10,198,269	9,743,920
Loss from operations	(10,124,299)	(9,743,920)
Interest expense	(87,909)	(34,384)
Other income	10,000	—
Net loss and comprehensive loss	$(10,202,208)	$(9,778,304)
Net loss per common unit—basic and diluted	$(22.67)	$(21.73)
Weighted-average number of common units used in computing net loss per common unit	450,000	450,000

The accompanying notes are an integral part of these financial statements.

F-199

Jaunt Air Mobility, LLC

STATEMENTS OF MEMBERS’ EQUITY

For the years ended December 31, 2021 and 2020

	Common Units		Accumulated Overdistributed	Total Members’
	Units	Amount	Earnings	Equity
Balance as of January 1, 2020	450,000	$56,900,000	$(5,918,615)	$50,981,385
Net loss	—	—	(9,778,304)	(9,778,304)
Balance as of December 31, 2020	450,000	56,900,000	(15,696,919)	41,203,081
Equity-based compensation	—	1,585,758	—	1,585,758
Net loss	—	—	(10,202,208)	(10,202,208)
Balance as of December 31, 2021	450,000	$58,485,758	$(25,899,127)	$32,586,631

The accompanying notes are an integral part of these financial statements.

F-200

Jaunt Air Mobility, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:
Net loss	$(10,202,208)	$(9,778,304)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,769,325	5,748,679
Impairment of intangible asset	—	139,033
Equity-based compensation	1,585,758	—
Non-cash interest	87,909	34,384
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(21,213)	—
Accounts payable and accrued expenses	1,475,727	3,005,704
Related party payables	—	(291,225)
Net cash used in operating activities	(1,304,702)	(1,141,729)
Cash flows from investing activities:
Purchase of property and equipment	(6,596)	—
Cash paid for contingent consideration	(214,927)	(131,000)
Net cash used in investing activities	(221,523)	(131,000)
Cash flows from financing activities:
Proceeds from the issuance of convertible notes payable	1,800,000	1,300,000
Net cash provided by financing activities	1,800,000	1,300,000
Net increase in cash	273,775	27,271
Cash as of beginning of year	27,410	139
Cash as of end of year	$301,185	$27,410

The accompanying notes are an integral part of these financial statements.

F-201

Jaunt Air Mobility, LLC

NOTES TO FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

1.	The Company and Summary of Significant Accounting Policies

Nature of Operations

Jaunt Air Mobility, LLC (the “Company”) was formed as a limited liability company on April 9, 2019 in the state of Delaware. The Company is engaged in designing, licensing and ultimately the manufacturing of air vehicles incorporating slowed rotor compound technology that is capable of transporting people and packages operated by pilots or autonomous flight systems.

Operations for the Company are governed by the Limited Liability Company Agreement (the “Agreement”). Members will receive distributions based on their percentage interest. A member is not personally liable or bound for the expenses, liabilities, or obligations of the Company beyond the amount of such member’s capital. All income, gains, losses, deductions, and credits of the Company are allocated to the members in proportion to their respective member’s interest.

In October 2021, the Company entered into a plan of merger agreement (the “Merger Agreement”) with AIRO Group Holdings, Inc. (“AIRO Holdings”), AIRO Group, Inc, and Jaunt Merger Sub, Inc. whereby the parties desire to enter into a transaction in which AIRO Holdings will acquire all of the Company’s equity. In March 2022, the merger with AIRO Holdings was completed. See Note 13. Subsequent Events.

Liquidity and Management’s Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not yet commenced its principal operations, has sustained recurring losses of approximately $10,202,000 and $9,778,000 for the years ended December 31, 2021 and 2020, respectively, and has used cash from operations since inception. As of December 31, 2021, the Company had accumulated overdistributed earnings of approximately $25.9 million. Management expects to continue to incur losses as the Company continues to develop, refine and promote the Company’s technologies and product applications. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s current plans include obtaining addition funding through equity financings and government contracts for development services. There can be no assurance that such financings or contracts will be available at terms acceptable to the Company, if at all. Failure to generate raise additional capital and reduce discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Some of the Company’s accounting policies require management to make subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Changes in the accounting estimates used by the Company are reasonably likely to occur from time to time, which may have a material effect on the presentation of financial condition and results of operations.

F-202

The Company reviews these estimates, judgments and assumptions periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. Management believes these estimates are reasonable; however, actual results could differ from the estimates.

Business Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The majority of the Company’s cash is invested in U.S. dollar deposits, with strong regional banks in the United States. Management believes that minimal credit risk exists with respect to the financial institutions that hold the Company’s cash. At times, such cash may be in excess of insured limits established by the Federal Deposit Insurance Corporation.

During the year ended December 31, 2021, 100% of the revenue recognized was with one customer.

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) as a “Public Health Emergency of International Concern,” and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less, when purchased, to be cash equivalents. The Company had no cash equivalents as of December 31, 2021 and 2020.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test is typically based on undiscounted cash flows and, if impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. No impairment was identified during the year ended December 31, 2021. During the year ended December 31, 2020, the Company recorded an impairment charge of $139,033 related to the Company’s assembled workforce intangible asset and is included in general and administrative expense in the statements of operations and comprehensive loss.

Fair Value of Financial Instruments

At times, the Company has certain financial assets and liabilities recorded at fair value. They are classified as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize data points that are directly or indirectly observable such as quoted prices, interest rates and yield curves for similar assets or liabilities. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability. There were no financial assets or financial liabilities measured at fair value on a recurring basis as of December 31, 2021 and 2020. The carrying value of prepaid expenses and other current assets, accounts payable, and accrued expenses approximates fair value due to the short time to maturity. The carrying value of the Company’s borrowings approximates fair value based on current rates offered to the Company.

F-203

Intangible Assets, Net

Intangible assets with determinable economic lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful life of each asset on a straight-line basis.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for the years ended December 31, 2021 and 2020.

Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), and its related amendments, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2020. The adoption of ASC 606, using the modified retrospective approach, had no significant impact to the Company’s accumulated overdistributed earnings as of January 1, 2020 and no significant impact to the total net cash provided by or used in operating, investing, or financing activities within the statements of cash flows as the Company did not have any contracts with customers prior to 2021.

The Company recognizes revenue when, or as, it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. The Company applies the following five steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when a performance obligation is satisfied. The Company accounts for a contract with a customer when there is a legally enforceable contract, the rights of the parties are identified, the contract has commercial terms, and collectability of the contract consideration is probable.

For the year ended December 31, 2021, the Company’s revenues consisted of contracts to provide research and development services to the Department of Defense. These contracts had a single performance obligation that was recognized over time as the services were performed. There were no contract assets or liabilities associated with these contracts as the contracts were completed by December 31, 2021. The services rendered were in invoiced at time of delivery and had payment terms of net 30 days. The contracts did not have a significant financing component.

The Company expenses costs to obtain a contract as incurred when the amortization period is one year or less.

Cost of Revenue

Cost of revenue consists of employee compensation, travel, contracted services and other job-specific expenses.

Equity-Based Compensation

Compensation costs attributable to options or similar equity instruments granted are measured at the grant date fair value and expensed over the expected vesting period.

The Company determined that the Black-Scholes option pricing model is the most appropriate method for determining the estimated fair value for options. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions which determine the fair value of equity-based awards, including the option’s expected term and the price volatility of the underlying units.

Equity instruments issued to nonemployees are recorded in the same manner as similar instruments to employees.

F-204

Income Taxes

The Company is a limited liability company and is taxed as a partnership. As such, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Company’s members are liable for the individual federal and state income taxes on the Company’s taxable income. As a partnership, the Company continues to be liable for some state-level income taxes.

The Company has adopted U.S. GAAP guidance related to uncertain tax positions and has evaluated the tax positions taken for all open tax years. Currently, the 2019 through 2021 tax years are open and subject to examination by the Internal Revenue Service, Delaware Department of Revenue, and various other state taxing agencies; however, the Company is not currently under audit nor has the Company been contacted by any of these agencies.

Net Loss per Common Unit

Net loss per common unit is computed using the two-class method required for participating securities based on their participation rights. All classes of units participate equally in the earnings and losses of the Company and therefore all of the losses of the Company during the years ended December 31, 2021 and 2020 were attributable to the common unit holders. Basic net loss per common unit is calculated by dividing the net loss by the weighted average number of common units outstanding during the period, without consideration for potentially dilutive securities. Diluted net loss per common unit is computed by dividing the net loss by the weighted average number of common units and potentially dilutive common unit equivalents outstanding for the period determined using the treasury-stock and if-converted methods.

For the year ended December 31, 2021, options to purchase 53,921 Class C common units have been excluded from the calculation of net loss per common unit because the inclusion would be anti-dilutive. For the year ended December 31, 2020, there were no common unit equivalents.

Research and Development

Research and development costs represent costs incurred to develop the Company’s technology, including salaries and benefits for research and development personnel, allocated overhead costs, equipment and supplies and other costs. Research and development costs are expensed when incurred.

Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were not material for the years ended December 31, 2021 and 2020.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to put most leases on their balance sheets, but recognize the expenses on their statement of operations in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. ASU 2016-02, as amended, was to be effective for the Company in its fiscal year beginning January 1, 2020. In June 2020, in response to the adverse effect caused by the COVID-19 pandemic on private businesses, the FASB issued ASU 2020-05 which deferred the effective date for ASU 2016-02 for private businesses to annual reporting periods beginning after December 15, 2021. The Company is currently assessing the impact of this new guidance on its financial statements. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

F-205

In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”), which provides an alternative transition method by allowing companies to initially apply the new leases guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2018-11 is effective beginning for fiscal years beginning after December 15, 2021. The adoption of this accounting guidance did not have a material impact on the Company’s financial statements.

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”), Debt–Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging–Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The amendments in ASU 2020-06 simplify accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception. ASU 2020-06 is effective for interim and annual reporting periods beginning after December 15, 2023, with early adoption permitted but no earlier than for periods beginning after December 15, 2020. The Company is in the process of evaluating the impact of ASU 2020-06 on its financial statements.

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance. The amendments in this ASU apply to business entities other than non-for-profit entities and employee benefit plans that account for a transaction with a government by applying a grant or contribution accounting model by analogy to other accounting guidance, such as a grant model within IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, or Subtopic 958-605, Not-For-Profit Entities–Revenue Recognition. The amendments in this ASU require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: (1) information about the nature of the transactions and the related accounting policy used to account for the transactions; (2) the line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item; and (3) significant terms and conditions of the transactions, including commitments and contingencies. The amendments in this ASU are effective for all entities within their scope for financial statements issued for annual periods beginning after December 15, 2021. Early application is permitted. An entity shall apply the amendments in this ASU either (1) prospectively to all transactions within the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application or (2) retrospectively to those transactions. The Company is currently assessing the impact this recent accounting pronouncement will have on its financial statements.

2.	Asset Acquisition

On April 9, 2019 (date of inception), the Company acquired certain patents, licenses, and other intellectual property from Carter Aviation Technologies, LLC (“Carter Aviation”) in exchange for 60% ownership in the Company through the issuance of 270,000 Class B common units and contingent consideration. The contingent consideration is payable to Carter Aviation at 10% of any cash receipt including all income, receipts, proceeds, debt or equity investment, earnings, sales, or winnings up to $50 million. The contingent consideration is being recorded as it is settled or becomes probable and estimable as an adjustment to the cost basis of the developed technology. As a result, the entire value of the assets acquired was allocated to members’ equity as it was determined that the value of the assets acquired was more readily determinable than the value of the equity consideration.

The fair value of the developed technology asset as of the acquisition date was $56,440,000 and has an estimated useful life of ten years. The Company paid $214,927 and $131,000 to Carter Aviation during the years ended December 31, 2021 and 2020, respectively, as partial settlement of the contingent consideration. In addition, the industry knowledge, skills and expertise contributed represented an assembled workforce asset. The fair value of the assembled workforce asset as of the acquisition date was $460,000 and has an estimated useful life of five years.

F-206

The acquisition was accounted for as an asset acquisition as substantially all of the value related to the developed technology.

3.	Intangible Assets, Net

Intangible assets, net consisted of the following:

	2021
	Gross	Accumulated Amortization	Net
Amortizable intangible assets:
Developed technology	$56,785,927	$15,379,522	$41,406,405
Assembled workforce	266,000	145,700	120,300
Total amortizable intangible assets	$57,051,927	$15,525,222	$41,526,705

	2020
	Gross	Accumulated Amortization	Net

Amortizable intangible assets:
Developed technology	$56,571,000	$9,664,212	$46,906,788
Assembled workforce	266,000	92,500	173,500
Total amortizable intangible assets	$56,837,000	$9,756,712	$47,080,288

Amortization expense was $5,768,510 and $5,748,679 for the years ended December 31, 2021 and 2020.

As of December 31, 2021, the weighted-average remaining amortization period of the developed technology and assembled workforce is 7.3 years and 2.3 years, respectively.

Total estimated future amortization expense as of December 31, 2021 is as follows:

2022	$5,731,793
2023	5,731,793
2024	5,692,493
2025	5,678,593
2026	5,678,593
Thereafter	13,013,440
$41,526,705

4.	Property and Equipment, Net

Property and equipment, net is stated at cost, less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimate useful life of the asset. The Company depreciates its equipment over a four-year period.

F-207

Property and equipment, net consisted of the following as of December 31:

2021
Equipment	$6,596
Less: accumulated depreciation	(815)
$5,781

Depreciation expense for the year ended December 31, 2021 was $815.

5.	Accrued Expenses

Accrued expenses consist of the following as of December 31:

	2021	2020
Deferred compensation	$4,318,781	$2,779,786
Accrued severance	1,560,000	1,608,000
Accrued legal and professional fees	103,362	83,147
Accrued interest	122,293	34,384
Other	13,654	19,048
	$6,118,090	$4,524,365

6.	Deferred Compensation

The Company has deferred salary arrangements with various employees that allow for a portion of their compensation to be deferred and paid upon a single outside investment of no less than $25 million, or such earlier time as the Company determines in its sole discretion that sufficient funds are available to commence payment of the deferred amounts. Employees must be actively employed, including approved leave, or if a consultant, providing services to the Company. Any unpaid amounts are forfeited upon termination of employment or consultancy with the Company.

7.	Accrued Severance

During 2020, the Company entered into various severance arrangements with former employees, including a member of the Company. The Company has recorded accrued severance of $1,560,000 and $1,608,000 in the accompanying balance sheets as of December 31, 2021 and 2020, respectively, of which $1,000,000 is payable to a member within 30 days of closing of a merger or effective date of an initial public offering. An additional $560,000 is due upon a change in control or the completion of a Series A financing with a minimum investment of $15 million.

8.	Convertible Notes Payable

Throughout 2020 and 2021, the Company entered into convertible promissory notes (the “Notes”) with several investors. The Notes carry an interest rate of 4% to 10% per year and mature on the fifth anniversary of the issuance of each Note ranging from April 2025 to December 2026. The Notes may be paid prior to maturity without penalty; however, the holder of each Note has the right to cause the Company to prepay all of the outstanding principal and interest accrued but unpaid by written notice beginning on the second anniversary from the date of issuance and ending on the 90th day thereafter (the “Repurchase Period”). Upon any automatic conversion of the Notes that occurs prior to the Repurchase Period, the Company shall amend the Agreement to provide the holders of the Notes the right to cause the Company to repurchase all of the units received in the conversion at a price equal to the amount of principal and interest outstanding on the conversion date. The Notes will automatically convert upon the closing of a Qualified Financing (as defined below) into the same class of units or other equity issued at the closing of a Qualified Financing (the “Qualified Financing Units”) equal to the outstanding principal and accrued interest divided by 60% to 80% of the cash purchase price per Qualified Financing Unit. A Qualified Financing is either i) a transaction or series of transactions pursuant to which the Company raises at least $20 million in gross proceeds through the sale of the Company’s equity or ii) the execution of a merger pursuant to the Merger Agreement.

F-208

Management determined that there were no embedded features in the Notes that should have been bifurcated from the debt host. However, the issuance of the Notes resulted in a contingent beneficial conversion feature that will be evaluated when the contingency is resolved.

As of December 31, 2021 and 2020, gross principal outstanding was $3,100,000 and $1,300,000, respectively. Interest accrued on the notes was $122,293 and $34,384 as of December 31, 2021 and 2020, respectively.

9.	Commitments and Contingencies

Leases

The Company entered into month-to-month leases for office space. The Company’s base monthly rent is approximately $350 per month.

Rent expense was $3,564 and $2,966 for the years ended December 31, 2021 and 2020.

Litigation

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that it believes will result in a probable loss that is reasonably estimable. As of December 31, 2021 and 2020, the Company had no amounts accrued.

10.	Common Units

The Company has three classes of common units: Class A, Class B and Class C. Class A units are entitled to one vote. Class B units are entitled to one-third of one vote. Class C units are non-voting units. All classes of units participate in the earnings and losses of the Company. The Company has a total of 562,500 authorized common units. As of December 31, 2021 and 2020, 180,000 Class A units and 270,000 Class B units, respectively, were issued and outstanding. The remaining authorized but unissued 112,500 units may be issued as either Class B or Class C units.

11.	Option Plan

On July 27, 2021, the members approved and adopted the Jaunt Air Mobility, LLC 2021 Option Plan (the “Plan”). The total number of Class C common units reserved for issuance under the Plan consists of 75,000 common units. As of December 31, 2021, there were 21,079 common units available for future grants under the Plan.

Under the Plan, employees, consultants and members may be granted options to purchase Class C common units. The Plan provides that grants of options will be made at a price no less than the estimated fair value of the Company’s common units at the grant date. The options vesting periods range from immediate to four years and expire as determined by the Board of Managers, but not more than 10 years from the date of grant. The exercise price and grant amounts are determined in accordance with the provisions of the Plan and by the Board of Managers.

F-209

A summary of option activity under the Plan is as follows:

	Number of Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)
Options outstanding, January 1, 2021	—	$—	—
Granted	53,921	56.71
Options outstanding, December 31, 2021	53,921	$56.71	8.5
Vested and exercisable, December 31, 2021	14,921	$56.71	5.7
Vested and exercisable and expected to vest, December 31, 2021	53,921	$56.71	8.5

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of a number of complex assumptions including expected volatility, expected term, risk-free interest rate, and expected dividends of the option.

The expected volatility assumption used in the Black-Scholes option pricing model is based on estimates derived from both historical and implied volatility from a group of comparable public companies operating in the same or similar lines of businesses as the Company.

The expected term of employee options represents the weighted-average period the options are expected to remain outstanding and was derived using the simplified method.

The risk-free rate is based on the United States Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

The dividend yield of zero is based on the fact that the Company had never paid cash dividends and have no present intention to pay cash dividends.

The following weighted-average assumptions are used in the Black-Scholes option pricing model to estimate fair value of option awards when granted.

2021
Unit price	$120.07
Average volatility	51.04%
Expected term (in years)	5.4
Risk-free interest rate	0.74%
Dividend yield	—

Equity-based compensation charged to operations was $1,585,758 for the year ended December 31, 2021, of which $552,458 was related to non-employee options. The weighted-average grant date fair value of options granted during the year ended December 31, 2021 was $78.28. Unamortized expense was $2,635,015 as of December 31, 2021 and will be recognized over an estimated weighted-average period of 2.8 years.

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For the year ended December 31, 2021, the Company recorded equity-based compensation expense to the statements of operations and comprehensive loss as follows:

2021
Research and development	$420,624
General and administrative	1,165,064
$1,585,758

The Company recognized no material income tax benefit from equity-based compensation arrangements during the year ended December 31, 2021. In addition, no compensation cost was capitalized during the year ended December 31, 2021.

12.	Related Party Transactions

The Company contracts Carter Aviation, a member of the Company, for engineering services in connection with the development of the Company’s technology. During the years ended December 31, 2021 and 2020, the Company paid $9,726 and $59,741 to Carter Aviation. As of December 31, 2021 and 2020, the Company had amounts due to Carter Aviation of $0 and $9,048, respectively.

13.	Subsequent Events

The Company has evaluated subsequent events from December 31, 2021, the date of the financial statements, through August 12, 2022, which represents the date the financial statements were available for issuance. Other than the items listed below, there were no subsequent events that would require adjustment to or disclosure in these financial statements.

In February 2022, the Company sold 2,160 of its Class C units for consideration of approximately CAD 300,000 (USD $235,802 as of February 11, 2022). The investors also received warrants to purchase a total of 10,000 Class C units at a price of USD $111.11 per Class C unit. The warrants are exercisable at any time and expire ten years from the issuance date.

In March 2022, principal and interest on the outstanding convertible notes totaling $3,255,565 converted into 23,859 Class C common units.

In March 2022, the merger with AIRO Holdings was completed, whereby AIRO Holdings acquired 100% of the equity in exchange for 6,060,606 shares of AIRO Holdings common stock.

In March 2022, as part of the merger with the Company, AIRO Holdings assumed the outstanding warrants and the outstanding options under the Plan. The original warrant agreements were amended to purchase a total of 112,246 shares of AIRO Holdings’ common stock at an exercise price of $9.90 per share. The Plan was renamed the AIRO Group Holdings, Inc. Option Plan (the “Holdings Option Plan”) and the original option agreements were amended to purchase a total of 605,236 shares of AIRO Holdings’ common stock with an exercise price of $5.05 per share. The Holdings Option Plan had 605,236 shares reserved for issuance.

In May 2022 through July 2022, the Company received advances totaling $250,000 from AIRO Holdings.

In June 2022, the Company formed Jaunt Air Mobility Canada, Inc., a wholly owned subsidiary formed as a corporation in Canada. Jaunt Air Mobility Canada, Inc. was formed to provide access to talent and funding options for the design, development, certification and manufacture of the Company’s products through various Federal and Provincial programs that promote the Canadian aerospace industry and sustainable transportation.

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Annex A

Execution Version

BUSINESS COMBINATION AGREEMENT

by and among

KERNEL GROUP HOLDINGS, INC.,

as Kernel,

AIRO GROUP, INC.,

as ParentCo,

kernel MERGER SUB, Inc.,

as Kernel Merger Sub,

AIRO MERGER SUB, Inc.,

as AIRO Merger Sub,

VKSS CAPITAL, LLC,

as the Sponsor and ParentCo Representative,

Dr. Chirinjeev Kathuria,

in the capacity as the Seller Representative,

and

AIRO GROUP HOLDINGS, INC.,

as the Company,

Dated as of March 3, 2023

i

4.16. Investment Company Act	23
4.17. Finders and Brokers	23
4.18. Ownership of Merger Consideration	23
4.19. Certain Business Practices	24
4.20. Insurance	24
4.21. Independent Investigation	25

Iv. representations and warranties of THE COMPANY	25
5.1. Organization and Standing	25
5.2. Authorization; Binding Agreement	26
5.3. Capitalization	26
5.4. Subsidiaries	27
5.5. Governmental Approvals	28
5.6. Non-Contravention	28
5.7. Financial Statements	29
5.8. Absence of Certain Changes	30
5.9. Compliance with Laws including Privacy Laws	30
5.10. Company Permits	31
5.11. Litigation	31
5.12. Material Contracts	32
5.13. Intellectual Property	34
5.14. Taxes and Returns	37
5.15. Real Property	39
5.16. Personal Property	39
5.17. Title to and Sufficiency of Assets	39
5.18. Employee Matters	40
5.19. Benefit Plans	41
5.20. Environmental Matters	43
5.21. Transactions with Related Persons	45
5.22. Insurance	45
5.23. Books and Records	45
5.24. Top Customers and Suppliers	46
5.25. Certain Business Practices	46
5.26. Investment Company Act	47
5.27. Finders and Brokers	47
5.28. Independent Investigation	47
5.29. Information Supplied	48
5.30. Disclosure	48

V. COVENANTS	48
6.1. Access and Information	48
6.2. Conduct of Business of the Company	49
6.3. Conduct of Business of Kernel	53
6.4. Annual and Interim Financial Statements	55
6.5. Kernel Public Filings	55
6.6. No Solicitation	56
6.7. No Trading	57
6.8. Notification of Certain Matters	57
6.9. Efforts	57
6.10. Tax Matters	59
6.11. Further Assurances	59

ii

6.12. The Registration Statement	59
6.13. Company Stockholder Meeting	60
6.14. Public Announcements	60
6.15. Confidential Information	61
6.16. Documents and Information	62
6.17. Post-Closing Board of Directors and Executive Officers	63
6.18. Indemnification of Directors and Officers; Tail Insurance	64
6.19. Trust Account Proceeds	64
6.20. Additional Financing	65
6.21. Post-Closing Assumption or Creation of Benefit Plans	65
6.22. Extension	65
6.23. Non-Competition Agreements	65
6.24. Termination and Replacement of the Company Warrants	65
6.25. Assumption and Conversion of Company Options	66
6.26. Updating Disclosure Schedules	66
6.27. Audited Consolidated Financials	66
VII. Closing conditions	66
7.1. Conditions of Each Party’s Obligations	66
7.2. Conditions to Obligations of the Company	68
7.3. Conditions to Obligations of Kernel	69
7.4. Frustration of Conditions	71
VIII. TERMINATION AND EXPENSES	71
8.1. Termination	71
8.2. Effect of Termination	73
8.3. Fees and Expenses	73
Ix. WAIVERS and releases	73
9.1. Waiver of Claims Against Trust	73
x. MISCELLANEOUS	74
10.1. Notices	74
10.2. Binding Effect; Assignment	75
10.3. Third Parties	75
10.4. Arbitration	75
10.5. Governing Law; Jurisdiction	76
10.6. Waiver of Jury Trial	76
10.7. Specific Performance	76
10.8. Severability	76
10.9. Amendment	76
10.10. Waiver	77
10.11. Entire Agreement	77
10.12. Interpretation	77
10.13. Counterparts	78
10.14. ParentCo Representative	78
10.15. Seller Representative	80
10.16. Legal Representation	82
10.17. Non-Survival of Representations, Warranties	82
XI DEFINITIONS	83
11.1. Certain Definitions	83
11.2. Section References	96

iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of March 3, 2023 by and among (i) Kernel Group Holdings, Inc., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to Closing) (together with its successors, “Kernel”), (ii) AIRO Group, Inc., a Delaware corporation (“ParentCo”), (iii) Kernel Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“Kernel Merger Sub”), (iv) AIRO Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of ParentCo (“AIRO Merger Sub”), (v) VKSS Capital, LLC, a Delaware limited liability company, in the capacity as the representative from and after the First Effective Time (as defined below) for the stockholders of Kernel and ParentCo (other than the Company Security Holders (as defined below) as of immediately prior to the Second Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “ParentCo Representative”) and also in the capacity as Kernel’s Sponsor (“Sponsor”), (vi) Dr. Chirinjeev Kathuria, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined below) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”), and (vii) AIRO Group Holdings, Inc., a Delaware corporation (the “Company”). ParentCo, Kernel, Kernel Merger Sub, AIRO Merger Sub, ParentCo Representative, the Sponsor, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS:

A. The Company, directly and indirectly through its subsidiaries, is a multi-faceted air mobility, autonomy and aerospace platform with differentiated technologies and capabilities dynamically addressing high growth market trends across the entire drone ecosystem with a compelling range of drone technologies and services, avionics and defense training;

B. Each of ParentCo, Kernel Merger Sub and AIRO Merger Sub is a corporation newly formed for the purposes of the transaction proposed herein;

C. ParentCo is a wholly-owned direct subsidiary of Kernel and each of Kernel Merger Sub and AIRO Merger Sub is a wholly-owned direct subsidiary of ParentCo;

D. Prior to the Closing Date and subject to the satisfaction or waiver of the conditions of this Agreement, Kernel shall migrate out of the Cayman Islands and domesticate (the “Domestication”) as a Delaware corporation in accordance with Section 388 of the DGCL, and Part XII of the Cayman Islands Companies Act (2021 Revision) (the “Companies Act”);

E. Following the Domestication, Kernel shall adopt a certificate of incorporation, in a form mutually agreeable to ParentCo and the Company (the “Kernel Certificate of Incorporation”), and bylaws, in a form mutually agreeable to Kernel and the Company (the “Kernel Bylaws”);

F. (i) In connection with the Domestication, each issued and outstanding share of Old Kernel Preferred Stock, each issued and outstanding share of Old Kernel Class A Stock, each issued and outstanding share of Old Kernel Class B Stock, each issued and outstanding Old Kernel Private Warrant, each issued and outstanding Old Kernel Public Warrant and each issued and outstanding Old Kernel Unit shall convert automatically, on a one-for-one basis, into one share of Kernel Preferred Stock, one share of Kernel Class A Common Stock, one share of Kernel Class B Common Stock, one Kernel Private Warrant, one Kernel Public Warrant and one Kernel Public Unit, respectively, and (ii) immediately following the Domestication, (a) each share of Kernel Parent Class B Common Stock shall convert automatically, on a one-for-one basis, into one share of Kernel Class A Common Stock, (b) the Kernel Class A Common Stock will be reclassified as Kernel Common Stock and (c) each Kernel Public Unit will be separated into Kernel Common Stock and Kernel Public Warrants (collectively, the “Conversion”);

G. On the Closing Date, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (“DGCL”), Kernel Merger Sub will merge with and into Kernel (the “First Merger”), with Kernel surviving the First Merger as a wholly owned subsidiary of ParentCo;

H. On the Closing Date, immediately following the First Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL, AIRO Merger Sub will merge with and into the Company (the “Second Merger”), with the Company surviving the Second Merger as a wholly-owned subsidiary of ParentCo;

I. The boards of directors of ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub have each (i) determined that the First Merger and Second Merger are fair, advisable and in the best interests of their respective companies and stockholders, (ii) approved this Agreement and the transactions contemplated hereby, including the Domestication, Conversion, First Merger and Second Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to their respective stockholders the approval and adoption of this Agreement and the transactions contemplated hereby, including the Domestication, Conversion, First Merger and Second Merger;

J. The board of directors of the Company has unanimously (i) determined that it is in the best interests of the Company and the Subsidiaries, and declared it advisable, to enter into this Agreement, and (ii) approved this Agreement and the transactions (including the Second Merger), on the terms and subject to the conditions of this Agreement;

K. As a condition to Closing, the Significant Company Holders and Sponsor shall each enter into a Lock-Up Agreement with ParentCo and ParentCo Representative, the terms of which are pari passu with Sponsor’s Lock-Up Agreement with Kernel (each a “Lock-Up Agreement”), and shall become effective as of the Closing;

L. The Parties intend the First Merger and the Second Merger be treated as part of an integrated transaction that qualifies as a contribution pursuant to Section 351 of the Code (as defined below); and

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M. Certain capitalized terms used herein are defined in Article XI hereof.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

Article I

FIRST MERGER

1.1 First Merger. At the First Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, Kernel Merger Sub and Kernel shall consummate the First Merger, pursuant to which Kernel Merger Sub shall be merged with and into Kernel, following which the separate corporate existence of Kernel Merger Sub shall cease and Kernel shall continue as the surviving corporation. Kernel, as the surviving corporation after the First Merger, is hereinafter sometimes referred to as the “Kernel Surviving Corporation” (provided, that references to Kernel for periods after the Effective Time shall include the Kernel Surviving Corporation).

1.2 First Effective Time. The Parties shall cause the First Merger to be consummated by filing the Certificate of Merger for the merger of Kernel Merger Sub with and into Kernel (the “Kernel Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the Kernel Certificate of Merger, being the “First Effective Time”).

1.3 Effect of the First Merger. At the First Effective Time, the effect of the First Merger shall be as provided in this Agreement, the Kernel Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Kernel Merger Sub and Kernel shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Kernel Surviving Corporation, which shall include the assumption by the Kernel Surviving Corporation of any and all agreements, covenants, duties and obligations of Kernel Merger Sub and Kernel set forth in this Agreement to be performed after the First Effective Time.

1.4 Certificate of Incorporation and Bylaws. At the First Effective Time, the Certificate of Incorporation and Bylaws of Kernel, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of Kernel Merger Sub, as in effect immediately prior to the First Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the Kernel Surviving Corporation.

1.5 Directors and Officers of the Surviving Corporation. At the First Effective Time, the board of directors and executive officers of the Kernel Surviving Corporation shall be the board of directors and executive officers of Kernel, after giving effect to Section 6.17, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Kernel Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

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1.6 Amended Kernel Charter. Effective upon the First Effective Time, Kernel shall amend and restate its Certificate of Incorporation in a form mutually agreeable to the Company and Kernel (the “Kernel Amended Charter”) which shall, among other matters, (i) provide for size and structure of the Post-Closing Kernel Board in accordance with Section 6.17, and (ii) remove and change certain provisions in the Certificate of Incorporation related to Kernel’s status as a blank check company.

1.7 First Merger Consideration.

(a) Each share of Kernel Common Stock issued and outstanding immediately prior to the First Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of ParentCo Common Stock (“Kernel Merger Consideration”).

(b) Each share of ParentCo Common Stock held by Kernel issued and outstanding immediately prior to the First Effective Time shall automatically be cancelled and shall cease to exist as of the First Effective Time.

(c) Each share of Kernel Merger Sub Common Stock issued and outstanding as of immediately prior to the First Effective Time shall automatically be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Kernel Surviving Company.

1.8 Effect of First Merger on Kernel Securities. At the First Effective Time, by virtue of the First Merger and without any action on the part of any Party or the holders of any shares of Kernel Common Stock or the holders of any shares of capital stock of ParentCo or Merger Sub:

(a) Kernel Common Stock. Subject to clause (b) below, all shares of Kernel Common Stock issued and outstanding immediately prior to the First Effective Time will automatically be cancelled and cease to exist in exchange for the right to receive the Kernel Merger Consideration, with each Kernel Stockholder being entitled to receive its Pro Rata Share of the Kernel Merger Consideration, without interest, upon delivery of the Kernel Transmittal Documents in accordance with Section 1.9. As of the First Effective Time, each Kernel Stockholder shall cease to have any other rights in and to Kernel or the Kernel Surviving Corporation (other than the rights set forth in Section 1.12 below).

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the First Effective Time, if there are any shares of Kernel Common Stock that are owned by Kernel as treasury shares or any shares of Kernel Common Stock owned by any direct or indirect Subsidiary of Kernel immediately prior to the First Effective Time, such shares of Kernel Common Stock shall be cancelled and shall cease to exist without any conversion thereof or payment therefor.

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(c) Dissenting Shares. Each of the Kernel Dissenting Shares issued and outstanding immediately prior to the First Effective Time shall be cancelled and cease to exist in accordance with Section 1.12 and shall thereafter represent only the right to receive the applicable payments set forth in Section 1.12.

1.9 Surrender of Kernel Common Stock and Disbursement of Kernel Merger Consideration.

(a) Prior to the First Effective Time, ParentCo shall appoint its transfer agent, Continental Stock Transfer & Trust Company, or another agent reasonably acceptable to Kernel and the Company (the “Exchange Agent”), for the purpose of exchanging the certificates representing Kernel Common Stock (“Kernel Certificates”). At or prior to the First Effective Time, ParentCo shall deposit, or cause to be deposited, with the Exchange Agent the Kernel Merger Consideration. At or prior to the First Effective Time, ParentCo shall send, or shall cause the Exchange Agent to send, to each Kernel Stockholder, a letter of transmittal for use in such exchange, in the form mutually agreed to by ParentCo and Kernel (a “Letter of Transmittal”) (which shall specify that the delivery of Kernel Certificates in respect of the Kernel Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Kernel Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.

(b) Each Kernel Stockholder shall be entitled to receive its Pro Rata Share of the Kernel Merger Consideration in respect of the Kernel Common Stock represented by the Kernel Certificate(s) (excluding any Kernel Common Stock described in Sections 1.8(b) or 1.8(c)), as soon as reasonably practicable after the First Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “Kernel Transmittal Documents”): (i) the Certificate(s) for its Kernel Common Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or ParentCo. Until so surrendered, each Kernel Certificate shall represent after the First Effective Time for all purposes only the right to receive such portion of the Kernel Merger Consideration attributable to such Kernel Certificate.

(c) If any portion of the Kernel Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Kernel Certificate is registered immediately prior to the First Effective Time, it shall be a condition to such delivery that (i) the transfer of such Kernel Common Stock shall have been permitted in accordance with the terms of Kernel’s Organizational Documents and any stockholders agreement with respect to Kernel, each as in effect immediately prior to the First Effective Time, (ii) such Kernel Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient such portion of the Kernel Merger Consideration, or the Person in whose name such portion of the Kernel Merger Consideration is delivered or issued, shall have already executed and delivered, if Sponsor, counterparts to a Lock-Up Agreement, and such other Kernel Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or ParentCo and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Kernel Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

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(d) Notwithstanding anything to the contrary contained herein, in the event that any Kernel Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Kernel Certificate to the Exchange Agent, the Kernel Stockholder may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to ParentCo (a “Lost Certificate Affidavit”), which at the reasonable discretion of ParentCo may include a requirement that the owner of such lost, stolen or destroyed Kernel Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against ParentCo or the Kernel Surviving Corporation with respect to the shares of Kernel Common Stock represented by the Kernel Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 1.9(d) shall be treated as a Kernel Certificate for all purposes of this Agreement.

(e) After the First Effective Time, there shall be no further registration of transfers of Kernel Common Stock. If, after the First Effective Time, Kernel Certificates are presented to the Kernel Surviving Corporation, ParentCo or the Exchange Agent, they shall be cancelled and exchanged for the applicable portion of the Kernel Merger Consideration provided for, and in accordance with the procedures set forth in this Section 1.9. No dividends or other distributions declared or made after the date of this Agreement with respect to ParentCo Common Stock with a record date after the First Effective Time will be paid to the holders of any Kernel Certificates that have not yet been surrendered with respect to ParentCo Common Stock to be issued upon surrender thereof until the holders of record of such Kernel Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other Kernel Transmittal Documents. Subject to applicable Law, following surrender of any such Kernel Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Kernel Transmittal Documents, ParentCo shall promptly deliver to the record holders thereof, without interest, the certificates representing ParentCo Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the First Effective Time theretofore paid with respect to such ParentCo Common Stock.

(f) All securities issued upon the surrender of Kernel Common Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Kernel Common Stock. Any portion of the Kernel Merger Consideration made available to the Exchange Agent pursuant to Section 1.9(a) that remains unclaimed by Kernel Stockholders two (2) years after the First Effective Time shall be returned to ParentCo, upon demand, and any such Kernel Stockholder who has not exchanged its Kernel Stock for the applicable portion of the Kernel Merger Consideration in accordance with this Section 1.9 prior to that time shall thereafter look only to ParentCo for payment of the portion of the Kernel Merger Consideration in respect of such shares of Kernel Common Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the Kernel Surviving Corporation, ParentCo or any Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

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(g) Notwithstanding anything to the contrary contained herein, no fraction of a share of ParentCo Common Stock will be issued by virtue of the First Merger or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of ParentCo Common Stock (after aggregating all fractional shares of ParentCo Common Stock that otherwise would be received by such holder) shall instead have the number of shares of ParentCo Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of ParentCo Common Stock.

1.10 Effect of Transaction on Kernel Merger Sub Stock. At the First Effective Time, by virtue of the First Merger and without any action on the part of any Party or the holders of any Kernel Common Stock or the holders of any shares of capital stock of ParentCo or Kernel Merger Sub, each share of Kernel Merger Sub Common Stock outstanding immediately prior to the First Effective Time shall be converted into an equal number of shares of common stock of the Kernel Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Kernel Surviving Corporation.

1.11 Taking of Necessary Action; Further Action. If, at any time after the First Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Kernel Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Kernel and Kernel Merger Sub, the officers and directors of Kernel and Kernel Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.12 Appraisal and Dissenter’s Rights. No Kernel Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Kernel Dissenting Stockholder”) with respect to its Kernel Common Stock (such shares, “Kernel Dissenting Shares”) shall be entitled to receive any portion of the Kernel Merger Consideration with respect to the Kernel Dissenting Shares owned by such Kernel Dissenting Stockholder unless and until such Kernel Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Kernel Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the Kernel Dissenting Shares owned by such Kernel Dissenting Stockholder. Kernel shall give ParentCo and ParentCo Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by Kernel relating to any Kernel Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. Kernel shall not, except with the prior written consent of ParentCo and ParentCo Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the Kernel Merger Consideration shall be reduced by the Pro Rata Share of any Kernel Dissenting Stockholders attributable to any Kernel Dissenting Shares and the Kernel Dissenting Stockholders shall have no rights to any portion of the Kernel Merger Consideration with respect to any Kernel Dissenting Shares.

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Article II

second merger

2.1 Second Merger. At the Second Effective Time, and subject to and upon the terms and conditions of this Agreement, and in accordance with the applicable provisions of the DGCL, AIRO Merger Sub and the Company shall consummate the Second Merger, pursuant to which AIRO Merger Sub shall be merged with and into the Company, following which the separate corporate existence of AIRO Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Second Merger, is hereinafter sometimes referred to as the “AIRO Surviving Corporation” (provided, that references to the Company for periods after the Effective Time shall include the AIRO Surviving Corporation).

2.2 Second Effective Time. The Parties shall cause the Second Merger to be consummated by filing the Certificate of Merger for the merger of AIRO Merger Sub with and into the Company (the “AIRO Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be specified in the AIRO Certificate of Merger, being the “Second Effective Time”).

2.3 Effect of the Second Merger. At the Second Effective Time, the effect of the Second Merger shall be as provided in this Agreement, the AIRO Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of AIRO Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the AIRO Surviving Corporation, which shall include the assumption by the AIRO Surviving Corporation of any and all agreements, covenants, duties and obligations of AIRO Merger Sub and the Company set forth in this Agreement to be performed after the Second Effective Time.

2.4 Certificate of Incorporation and Bylaws. At the Second Effective Time, the Certificate of Incorporation and Bylaws of the Company, each as in effect immediately prior to the Effective Time, shall automatically be amended and restated in their entirety to read identically to the Certificate of Incorporation and Bylaws of AIRO Merger Sub, as in effect immediately prior to the Second Effective Time, and such amended and restated Certificate of Incorporation and Bylaws shall become the respective Certificate of Incorporation and Bylaws of the AIRO Surviving Corporation.

2.5 Directors and Officers of the Surviving Corporation. At the Second Effective Time, the board of directors and executive officers of the AIRO Surviving Corporation shall be the board of directors and executive officers of AIRO, after giving effect to Section 6.17, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the AIRO Surviving Corporation until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.

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2.6 Amended Company Charter. Effective upon the Second Effective Time, the Company shall amend and restate its Certificate of Incorporation in a form mutually agreeable to the Company and Kernel (the “AIRO Amended Charter”) which shall, among other matters, provide for size and structure of the Company Board post-Closing in accordance with Section 6.17.

2.7 Second Merger Consideration.

(a) As consideration for the Second Merger, the Company Security Holders collectively shall be entitled to receive from ParentCo, in the aggregate, a number of shares of ParentCo Common Stock with an aggregate value equal to (a) $770,000,000 minus (b) the amount, if any, by which the Target Net Working Capital Amount exceeds the Net Working Capital by more than $500,000, plus (c) the amount, if any, by which the Net Working Capital exceeds the Target Net Working Capital Amount by more than $500,000 (but not less than zero), minus (d) the amount, if any, by which the Closing Net Debt exceeds the Target Net Debt, by more than $500,000 (but not less than zero), plus (e) the amount, if any, by which the Target Net Debt exceeds Closing Net Debt, minus (f) the amount, if any, by which the Company Transaction Expenses exceed the Target Company Transaction Expenses (but not less than zero)(such resulting amount, the “AIRO Merger Consideration”), with each share of ParentCo Common Stock valued at the Per Share Price. The AIRO Merger Consideration shall be allocated among the Company Stockholders in accordance with their respective Pro Rata Shares.

(b) Additionally, after the Closing, subject to the terms and conditions set forth in this Agreement, the Company Stockholders and the Sponsor shall have the contingent right to receive Earnout Shares as additional consideration if the requirements for receipt of such Earnout Share Payments as set forth in Section 2.14 are satisfied.

(c) Additionally, after the Closing, subject to the terms and conditions set forth in this Agreement, ParentCo shall assume the Benefit Plans of the Company or create new Benefit Plans, including, but not limited to, equity incentive plans.

(d) Additionally, at Closing, subject to the terms and conditions set forth in this Agreement, ParentCo shall assume the Company Options, and convert them to options for ParentCo Common Stock with substantially similar economic terms.

(e) Additionally, (i) for each Extension obtained by Sponsor, Sponsor will be entitled to receive from ParentCo at Closing 1.00 additional share of ParentCo Common Stock for each dollar Sponsor deposited into the Trust Account necessary to obtain each Extension; and (ii) Sponsor will be entitled to receive from ParentCo at Closing 1.00 additional share of ParentCo Common Stock for each dollar Sponsor deposited into the Trust Account to be used by ParentCo as working capital. Any such deposits, whether for an Extension or for working capital purposes, would be made by Sponsor in the form of a loan to ParentCo, and any such loans will be non-interest bearing and payable by ParentCo upon the Closing in accordance with ParentCo’s Organizational Documents and the IPO Prospectus.

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(f) Finally, Sponsor will be entitled to receive from the ParentCo upon the Closing $1,500,000 in cash as consideration for advisory services provided to ParentCo by the Sponsor.

2.8 Effect of Second Merger on Company Securities. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of ParentCo or AIRO Merger Sub:

(a) Company Stock. Subject to clause (b) below, all shares of Company Stock issued and outstanding immediately prior to the Second Effective Time will automatically be cancelled and cease to exist in exchange for the right to receive the AIRO Merger Consideration (as it may be adjusted after the Closing pursuant to Section 2.11), with each Company Stockholder being entitled to receive its Pro Rata Share of the AIRO Merger Consideration, without interest, upon delivery of the AIRO Transmittal Documents in accordance with Section 2.9. As of the Second Effective Time, each Company Stockholder shall cease to have any other rights in and to the Company or the AIRO Surviving Corporation (other than the rights set forth in Section 2.13 below).

(b) Treasury Stock. Notwithstanding clause (a) above or any other provision of this Agreement to the contrary, at the Second Effective Time, if there are any Company Securities that are owned by the Company as treasury shares or any Company Securities owned by any direct or indirect Subsidiary of the Company immediately prior to the Second Effective Time, such Company Securities shall be cancelled and shall cease to exist without any conversion thereof or payment therefor.

(c) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Second Effective Time shall be cancelled and cease to exist in accordance with Section 2.13 and shall thereafter represent only the right to receive the applicable payments set forth in Section 2.13.

(d) Company Convertible Securities. Any Company Convertible Security, if not exercised or converted prior to the Effective Time, shall be cancelled, retired and terminated and cease to represent a right to acquire, be exchanged for or convert into shares of Company Stock.

2.9 Surrender of Company Securities and Disbursement of AIRO Merger Consideration.

(a) Prior to the Second Effective Time, ParentCo shall engage the Exchange Agent for the purpose of exchanging the certificates representing Company Stock (“Company Certificates”). At or prior to the Second Effective Time, ParentCo shall deposit, or cause to be deposited, with the Exchange Agent the AIRO Merger Consideration. At or prior to the Second Effective Time, ParentCo shall send, or shall cause the Exchange Agent to send, to each Company Stockholder, a Letter of Transmittal (which shall specify that the delivery of Company Certificates in respect of the AIRO Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Company Certificates to the Exchange Agent (or a Lost Certificate Affidavit)) for use in such exchange.

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(b) Each Company Stockholder shall be entitled to receive its Pro Rata Share of the AIRO Merger Consideration in respect of the Company Stock represented by the Company Certificate(s) (excluding any Company Securities described in Sections 2.8(b) or 2.8(c)), as soon as reasonably practicable after the Second Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto (collectively, the “AIRO Transmittal Documents”): (i) the Company Certificate(s) for its Company Stock (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal and (ii) such other documents as may be reasonably requested by the Exchange Agent or ParentCo. Until so surrendered, each Company Certificate shall represent after the Second Effective Time for all purposes only the right to receive such portion of the AIRO Merger Consideration (as it may be adjusted after the Closing pursuant to Section 2.11) attributable to such Company Certificate.

(c) If any portion of the AIRO Merger Consideration is to be delivered or issued to a Person other than the Person in whose name the surrendered Company Certificate is registered immediately prior to the Second Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Stock shall have been permitted in accordance with the terms of the Company’s Organizational Documents and any stockholders agreement with respect to the Company, each as in effect immediately prior to the Second Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and, (iii) the recipient such portion of the AIRO Merger Consideration, or the Person in whose name such portion of the AIRO Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Lock-Up Agreement, and such other AIRO Transmittal Documents as are reasonably deemed necessary by the Exchange Agent or ParentCo and (iv) the Person requesting such delivery shall pay to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) Notwithstanding anything to the contrary contained herein, in the event that any Company Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Company Certificate to the Exchange Agent, the Company Stockholder may instead deliver to the Exchange Agent a Lost Certificate Affidavit, which at the reasonable discretion of ParentCo may include a requirement that the owner of such lost, stolen or destroyed Company Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against ParentCo or the AIRO Surviving Corporation with respect to the shares of Company Stock represented by the Company Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly delivered in accordance with this Section 2.9(d) shall be treated as a Company Certificate for all purposes of this Agreement.

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(e) After the Second Effective Time, there shall be no further registration of transfers of Company Stock. If, after the Second Effective Time, Company Certificates are presented to the AIRO Surviving Corporation, ParentCo or the Exchange Agent, they shall be cancelled and exchanged for the applicable portion of the AIRO Merger Consideration provided for, and in accordance with the procedures set forth in this Section 2.9. No dividends or other distributions declared or made after the date of this Agreement with respect to ParentCo Common Stock with a record date after the Second Effective Time will be paid to the holders of any Company Certificates that have not yet been surrendered with respect to ParentCo Common Stock to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates (or provide a Lost Certificate Affidavit), if applicable, and provide the other AIRO Transmittal Documents. Subject to applicable Law, following surrender of any such Company Certificates (or delivery of a Lost Certificate Affidavit), if applicable, and delivery of the other Transmittal Documents, ParentCo shall promptly deliver to the record holders thereof, without interest, the certificates representing ParentCo Common Stock issued in exchange therefor and the amount of any such dividends or other distributions with a record date after the Second Effective Time theretofore paid with respect to such ParentCo Common Stock.

(f) All securities issued upon the surrender of Company Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities. Any portion of the AIRO Merger Consideration made available to the Exchange Agent pursuant to Section 2.9(a) that remains unclaimed by Company Stockholders two (2) years after the Second Effective Time shall be returned to ParentCo, upon demand, and any such Company Stockholder who has not exchanged its Company Stock for the applicable portion of the AIRO Merger Consideration in accordance with this Section 2.9 prior to that time shall thereafter look only to ParentCo for payment of the portion of the AIRO Merger Consideration in respect of such shares of Company Stock without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of the AIRO Surviving Corporation, ParentCo or any Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Notwithstanding anything to the contrary contained herein, no fraction of a share of ParentCo Common Stock will be issued by virtue of the Second Merger or the transactions contemplated hereby (including the Earnout Payments), and each Person who would otherwise be entitled to a fraction of a share of ParentCo Common Stock (after aggregating all fractional shares of ParentCo Common Stock that otherwise would be received by such holder) shall instead have the number of shares of ParentCo Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of ParentCo Common Stock.

2.10 Effect of Transaction on AIRO Merger Sub Stock. At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or the holders of any Company Securities or the holders of any shares of capital stock of ParentCo or AIRO Merger Sub, each share of AIRO Merger Sub Common Stock outstanding immediately prior to the Second Effective Time shall be converted into an equal number of shares of common stock of the AIRO Surviving Corporation, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the AIRO Surviving Corporation.

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2.11 Closing Calculations. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Kernel a statement (the “Closing Statement”) certified by the Company’s chief financial officer (the “CFO”) setting forth (i) a consolidated balance sheet of the Target Companies as of the Reference Time; and (ii) a calculation of the Company’s Closing Net Debt, Imminent Closing Net Debt, Net Working Capital and Company Transaction Expenses, in each case, as of the Reference Time, and the resulting AIRO Merger Consideration and AIRO Merger Consideration Shares based on these calculations, in reasonable detail including for each component thereof, along with the amount owed to each creditor of any of the Target Companies, and bank statements and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Closing Statement to Kernel, if requested by Kernel, the Company will meet with Kernel to review and discuss the Closing Statement and the Company will consider in good faith Kernel’s comments to the Closing Statement and make any appropriate adjustments to the Closing Statement prior to the Closing, which adjusted Closing Statement, as mutually approved by the Company and Kernel both acting reasonably and in good faith, shall thereafter become the Closing Statement for all purposes of this Agreement. The Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

2.12 Taking of Necessary Action; Further Action. If, at any time after the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the AIRO Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and AIRO Merger Sub, the officers and directors of the Company and AIRO Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

2.13 Appraisal and Dissenter’s Rights. No Company Stockholder who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (an “AIRO Dissenting Stockholder”) with respect to its Company Stock (such shares, “AIRO Dissenting Shares”) shall be entitled to receive any portion of the AIRO Merger Consideration with respect to the AIRO Dissenting Shares owned by such AIRO Dissenting Stockholder unless and until such AIRO Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each AIRO Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in Section 262 of the DGCL with respect to the AIRO Dissenting Shares owned by such AIRO Dissenting Stockholder. The Company shall give ParentCo and ParentCo Representative (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any AIRO Dissenting Stockholder’s rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of ParentCo and ParentCo Representative, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the AIRO Merger Consideration shall be reduced by the Pro Rata Share of any AIRO Dissenting Stockholders attributable to any AIRO Dissenting Shares and the AIRO Dissenting Stockholders shall have no rights to any portion of the AIRO Merger Consideration with respect to any AIRO Dissenting Shares.

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2.14 Earnouts.

(a) After the Closing, subject to the terms and conditions set forth herein, (I) the Company Stockholders shall have the contingent right to receive shares of ParentCo Common Stock with an aggregate value of up to $330,000,000 (II) the Sponsor shall have the contingent right to receive shares of ParentCo Common Stock with an aggregate value of up to $33,000,000 (in the case of each of (I) and (II), subject to adjustment for share splits, share dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”), as additional consideration from ParentCo based on ParentCo’s revenue and EBITDA performance, as follows:

(i) In the event ParentCo’s revenue for any full 12-month period (each an “Earnout Period”) commencing on or after the Closing Date (the “Earnout Start Date”) and ending on or before the last day of the thirteenth full calendar quarter following the Closing Date (the “Earnout End Date”, and the period between the Earnout Start Date and the Earnout End Date, the “Earnout Eligibility Period”) is greater than or equal to $42,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(ii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $141,400,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iii) In the event ParentCo’s revenue for any Earnout Period is greater than or equal to $358,900,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $66,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $6,600,000.

(iv) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $(19,300,000) for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(v) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $4,000,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

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(vi) In the event ParentCo’s EBITDA for any Earnout Period is greater than or equal to $98,600,000 for the first time during the Earnout Eligibility Period, then, subject to the terms and conditions of this Agreement, ParentCo shall issue to each of the Company Stockholders such Company Stockholder’s Pro Rata Share of Earnout Shares with a value equal to $44,000,000 and the Sponsor shall be issued Earnout Shares with a value equal to $4,400,000.

(b) The CFO will monitor ParentCo’s revenue and EBITDA regularly, and as soon as practicable (and in any event within ten (10) Business Days) after the end of each month following the Effective Date through the earlier of (x) ten (10) Business Days following the end of the Earnout Eligibility Period and (y) the date, if any, as of which all of the Earnout Shares have been finally determined pursuant to this Section 2.14 to have been earned, the CFO will prepare and deliver to each Representative Party a written statement (each, an “Earnout Statement”) that sets forth (i) the Company’s revenue for the most recently completed Earnout Period, (ii) the Company’s EBITDA for the previous Earnout Period and (ii) whether any Earnout Shares have been earned as a result of the Company’s performance during the most recently completed Earnout Period. Each Representative Party will have ten (10) Business Days after its receipt of an Earnout Statement to review it. Each Representative Party, and its Representatives on its behalf, may make inquiries to the CFO and related ParentCo and Company personnel and advisors regarding questions concerning or disagreements with the Earnout Statement arising in the course of their review thereof, and ParentCo and the Company shall provide reasonable cooperation in connection therewith. If either Representative Party has any objections to an Earnout Statement, such Representative Party shall deliver to ParentCo (to the attention of the CFO) and the other Representative Party a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Representative Party within twenty (20) Business Days following the date of delivery of each Earnout Statement, then such Representative Party will have waived its right to contest such Earnout Statement and the calculation of the revenue and EBITDA calculations during the applicable portion of the Earnout Period (and whether the Earnout Shares have been earned) as set forth therein. If such written statement is delivered by a Representative Party within such twenty (20) Business Day period, then the Seller Representative and ParentCo Representative shall negotiate in good faith to resolve any such objections for a period of ten (10) Business Day thereafter. If the Representative Parties do not reach a final resolution within such ten (10) Business Day period, then upon the written request of either Representative Party, the Representative Parties will refer the dispute to arbitration in accordance with the provision of Section 10.4.

(c) If there is a final determination in accordance with Section 2.14(b) that the Company Stockholders have earned Earnout Shares, the applicable Earnout Shares, will become due upon such final determination and ParentCo will deliver such shares within ten (10) Business Days thereafter.

(d) Following the Closing, ParentCo and its Subsidiaries, including the Target Companies, will be entitled to operate their respective businesses based upon their respective business requirements. Each of ParentCo and its Subsidiaries, including the Target Companies, will be permitted, following the Closing, to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, including actions that may have an impact on, the share price of ParentCo Common Stock and the ability of the Company Stockholders to earn the Earnout Shares, and no Person will have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions.

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Article III

CLOSING

3.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at such place (including remotely), date and time to be agreed upon by ParentCo and the Company, which date shall be no later than the second (2nd) Business Day after all the Closing conditions to this Agreement have been satisfied or waived (the date and time at which the Closing is actually held being the “Closing Date”).

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENTCO, KERNEL, Kernel merger sub and airo merger sub

Except as set forth in (a) Kernel’s SEC Reports filed or submitted on or prior to the date hereof (excluding any disclosures in any risk factors section that do not constitute statements of fact or factual matters, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature, (b) as otherwise explicitly contemplated by this Agreement and (c) the disclosure schedules delivered by Kernel to the Company on the date hereof (the “Kernel Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

4.1 Organization and Standing. Each of ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub is a company duly incorporated, validly existing and in good standing under the Laws its jurisdiction of incorporation. ParentCo, Kernel Merger Sub and AIRO Merger Sub were organized with the express purposes of completing the transactions contemplated herein and have not conducted any other business since their organization. Kernel has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Kernel is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Material Adverse Effect on Kernel. Kernel has heretofore made available to the Company accurate and complete copies of ParentCo’s, Kernel’s, Kernel Merger Sub’s and AIRO Merger Sub’s Organizational Documents, as currently in effect. Neither ParentCo, Kernel, Kernel Merger Sub nor AIRO Merger Sub are in violation of any provision of their applicable Organizational Documents in any material respect.

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4.2 Authorization; Binding Agreement. ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which they are a party, to perform their obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Kernel Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which they are a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub, and (b) other than the Required Kernel Stockholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of Kernel are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which ParentCo, Kernel, Kernel Merger Sub or AIRO Merger Sub is a party shall be when delivered, duly and validly executed and delivered by Kernel and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other Parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub (as applicable), enforceable against ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub (as applicable) in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.3 Governmental Approvals. Except as otherwise described in Schedule 4.3, no Consent of or with any Governmental Authority, on the part of ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub is required to be obtained or made in connection with the execution, delivery or performance by Kernel of this Agreement and each Ancillary Document to which they are a party or the consummation by ParentCo, Kernel, Kernel Merger Sub or AIRO Merger Sub of the transactions contemplated hereby and thereby, other than (a) pursuant to Antitrust Laws, (b) such filings as contemplated by this Agreement, (c) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (d) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (e) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on ParentCo, Kernel, Kernel Merger Sub or AIRO Merger Sub.

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4.4 Non-Contravention. Except as otherwise described in Schedule 4.4, the execution and delivery by ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub of this Agreement and each Ancillary Document to which they are a party, the consummation by ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub of the transactions contemplated hereby and thereby, and compliance by ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of ParentCo’s, Kernel’s, Kernel Merger Sub’s and AIRO Merger Sub’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Kernel under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of Kernel under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Kernel Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on ParentCo, Kernel, Kernel Merger Sub or AIRO Merger Sub.

4.5 Capitalization.

(a) Kernel is authorized to issue (i) 1,000,000 shares of Old Kernel Preferred Stock, (ii) 500,000,000 shares of Old Kernel Class A Stock and (iii) 50,000,000 shares of Old Kernel Class B Stock. The issued and outstanding Kernel Securities as of the date of this Agreement are set forth on Schedule 4.5(a). All outstanding Kernel Securities are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Act, Kernel’s Organizational Documents or any Contract to which Kernel is a party. None of the outstanding Kernel Securities have been issued in violation of any applicable securities Laws. Prior to giving effect to the transactions contemplated by this Agreement, other than Kernel Merger Sub, AIRO Merger Sub and ParentCo, Kernel does not have any Subsidiaries or own any equity interests in any other Person.

(b) Prior to giving effect to the First Merger, ParentCo is authorized to issue 10,000 shares of Kernel Merger Sub Common Stock, par value $0.001, of which all 10,000 shares are issued and outstanding, and all of which are owned by Kernel. There are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of ParentCo or (B) obligating ParentCo to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating ParentCo to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding obligations of ParentCo to repurchase, redeem or otherwise acquire any shares of ParentCo or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which ParentCo is a party with respect to the voting of any shares of ParentCo.

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(c) Prior to giving effect to the First Merger, Kernel Merger Sub is authorized to issue 10,000 shares of Kernel Merger Sub Common Stock, par value $0.001, of which all 10,000 shares are issued and outstanding, and all of which are owned by Kernel. There are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Kernel Merger Sub or (B) obligating Kernel Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Kernel Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding obligations of Kernel Merger Sub to repurchase, redeem or otherwise acquire any shares of Kernel Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which Kernel Merger Sub is a party with respect to the voting of any shares of Kernel Merger Sub.

(d) Prior to giving effect to the Second Merger, AIRO Merger Sub is authorized to issue 10,000 shares of AIRO Merger Sub Common Stock, par value $0.001, of which all 10,000 shares are issued and outstanding, and all of which are owned by Kernel. There are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of AIRO Merger Sub or (B) obligating AIRO Merger Sub to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating AIRO Merger Sub to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. There are no outstanding obligations of AIRO Merger Sub to repurchase, redeem or otherwise acquire any shares of AIRO Merger Sub or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. There are no shareholders agreements, voting trusts or other agreements or understandings to which AIRO Merger Sub is a party with respect to the voting of any shares of AIRO Merger Sub.

(e) Except as set forth in Schedule 4.5(a) there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of Kernel or (B) obligating Kernel to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Kernel to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of Kernel to repurchase, redeem or otherwise acquire any shares of Kernel or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 4.5(e), there are no shareholders agreements, voting trusts or other agreements or understandings to which Kernel is a party with respect to the voting of any shares of Kernel.

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(f) All Indebtedness of Kernel as of the date of this Agreement is disclosed on Schedule 4.5(f). No Indebtedness of Kernel contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by Kernel or (iii) the ability of Kernel to grant any Lien on its properties or assets.

(g) Since the date of formation of Kernel, and except as contemplated by this Agreement, Kernel has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and Kernel’s board of directors has not authorized any of the foregoing.

4.6 SEC Filings and Kernel Financials.

(a) Kernel, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by Kernel with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, Kernel has delivered to the Company copies in the form filed with the SEC of all of the following: (i) Kernel’s annual reports on Form 10-K for each fiscal year of Kernel beginning with the first year Kernel was required to file such a form, (ii) Kernel’s quarterly reports on Form 10-Q for each fiscal quarter that Kernel filed such reports to disclose its quarterly financial results in each of the fiscal years of Kernel referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by Kernel with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 4.6(a), the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Old Kernel Public Units, the shares of Old Kernel Class A Common Stock and the Old Kernel Public Warrants are listed on Nasdaq, (B) Kernel has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Kernel Securities, (C) there are no Actions pending or, to the Knowledge of Kernel, threatened against Kernel by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Kernel Securities on Nasdaq and (D) such Kernel Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

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(b) The financial statements and notes of Kernel contained or incorporated by reference in the SEC Reports (the “Kernel Financials”), fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of Kernel at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).

(c) Except as and to the extent reflected or reserved against in Kernel Financials, Kernel has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in Kernel Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since Kernel’s formation in the ordinary course of business.

4.7 Absence of Certain Changes. As of the date of this Agreement, except as set forth in Schedule 4.7, Kernel has, (a) to the Knowledge of Kernel, since its formation, conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities and (b) since its formation, not been subject to a Material Adverse Effect on Kernel.

4.8 Compliance with Laws. Kernel is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on Kernel, and Kernel has not received written notice alleging any violation of applicable Law in any material respect by Kernel.

4.9 Actions; Orders; Permits. There is no pending or, to the Knowledge of Kernel, threatened material Action to which Kernel is subject which would reasonably be expected to have a Material Adverse Effect on Kernel. There is no material Action that Kernel has pending against any other Person. Kernel is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. Kernel holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on Kernel.

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4.10 Taxes and Returns.

(a) Kernel has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are accurate and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in Kernel Financials have been established in accordance with GAAP. Schedule 4.10(a) sets forth each jurisdiction where Kernel files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against Kernel in respect of any Tax, and Kernel has not been notified in writing of any proposed Tax claims or assessments against Kernel (other than, in each case, claims or assessments for which adequate reserves in Kernel Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of Kernel’s assets, other than Permitted Liens. Kernel has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by Kernel for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b) Since the date of its formation, Kernel has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

4.11 Employees and Employee Benefit Plans. Kernel does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans.

4.12 Properties. Kernel does not own, license or otherwise have any right, title or interest in any material Intellectual Property. Kernel does not own or lease any material real property or material Personal Property.

4.13 Material Contracts.

(a) Except as set forth on Schedule 4.13(a), other than this Agreement and the Ancillary Documents, there are no Contracts to which Kernel is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by Kernel on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of Kernel as its business is currently conducted, any acquisition of material property by Kernel, or restricts in any material respect the ability of Kernel to engage in business as currently conducted by it or compete with any other Person (each, a “Kernel Material Contract”). All Kernel Material Contracts have been made available to the Company.

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(b) With respect to each Kernel Material Contract: (i) Kernel Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) Kernel Material Contract is legal, valid, binding and enforceable in all material respects against Kernel and, to the Knowledge of Kernel, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) Kernel is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by Kernel, or permit termination or acceleration by the other party, under such Kernel Material Contract; and (iv) to the Knowledge of Kernel, no other party to any Kernel Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by Kernel under any Kernel Material Contract.

4.14 Transactions with Affiliates. Schedule 4.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between Kernel and any (a) present or former director, officer or employee or Affiliate of Kernel, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of Kernel’s outstanding capital stock as of the date hereof.

4.15 Merger Sub Activities. Since its formation, Merger Sub has not engaged in any business activities other than as contemplated by this Agreement, does not own directly or indirectly any ownership, equity, profits or voting interest in any Person and has no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which it is a party and the Transactions, and, other than this Agreement and the Ancillary Documents to which it is a party, Merger Sub is not party to or bound by any Contract.

4.16 Investment Company Act. Kernel is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

4.17 Finders and Brokers. Except as set forth on Schedule 4.17, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Kernel, the Target Companies or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Kernel.

4.18 Ownership of Merger Consideration. All shares of Kernel Common Stock to be issued and delivered to the Company Stockholders as Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Kernel Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement, and any Liens incurred by any Company Stockholder, and the issuance and sale of such Kernel Common Stock pursuant to this Agreement will not be subject to or give rise to any preemptive rights or rights of first refusal.

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4.19 Certain Business Practices.

(a) Neither Kernel, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of Kernel, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Kernel or assist it in connection with any actual or proposed transaction.

(b) The operations of Kernel are and have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving Kernel with respect to any of the foregoing is pending or, to the Knowledge of Kernel, threatened.

(c) None of Kernel or any of its directors or officers, or, to the Knowledge of Kernel, any other Representative acting on behalf of Kernel is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and Kernel has not, in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.

4.20 Insurance. Schedule 4.20 lists all insurance policies held by Kernel relating to Kernel or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and Kernel is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of Kernel, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by Kernel. Kernel has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on Kernel.

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4.21 Independent Investigation. Kernel has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Target Companies, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Target Companies for such purpose. Kernel acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Kernel pursuant to this Agreement, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Target Companies, or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Kernel pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.

Article V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to Kernel on the date hereof and as updated in accordance with Section 6.26 (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, the Company hereby represents and warrants to Kernel, as of the date hereof and as of the Closing, as follows:

5.1 Organization and Standing. The Company is a corporation duly incorporated, validly existing and in good standing under the DGCL and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and as proposed to be conducted except as would not have a Material Adverse Effect on the business and operations of the Target Companies taken as a whole. Each Target Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. Schedule 5.1 lists all jurisdictions in which any Target Company is qualified to conduct business and all names other than its legal name under which any Target Company does business. The Company has provided to ParentCo accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. A correct and complete list of the directors and officers of each Target Company is set forth on Schedule 5.1. Except as set forth in Schedule 5.1, no Person has any right to designate any director or officer of any Target Company. No Target Company is in violation of any provision of its Organizational Documents.

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5.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Stockholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DGCL, any other applicable Law or any Contract to which the Company or any of its stockholders is a party or by which it or its securities are bound and (b) other than the Required Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company, its Subsidiaries and its stockholders, (ii) approved this Agreement and the Merger and the other transactions contemplated by this Agreement in accordance with the DGCL, (iii) directed that this Agreement be submitted to the Company’s stockholders for adoption and (iv) resolved to recommend that the Company stockholders adopt this Agreement.

5.3 Capitalization.

(a) The Company is authorized to issue 35,000,000 shares of Company Common Stock, 27,858,276 of which shares are issued and outstanding. Additionally, (i) pursuant to the Warrant to Purchase Equity, dated March 10, 2022 (the “Stephenson Warrant”) between the Company and Stephenson Management Inc. (“Stephenson”), Stephenson has the right to subscribe for 56,123 shares of Company Common Stock, (ii) pursuant to the Warrant to Purchase Equity, dated March 10, 2022 (the “Scarsdale Warrant”, and collectively with the Stephenson Warrant, the “Company Warrants”) between the Company and Scarsdale Capital Inc. (“Scarsdale”), Scarsdale has the right to subscribe for 56,123 shares of Company Common Stock, (iii) there are 605,236 shares of Company Common Stock reserved for issuance under the AIRO Group Holdings, Inc. Option Plan, all of which are issued and outstanding (the “Company Options”); (iv) 431,818 shares of Company Common Stock issued and outstanding pursuant to restricted stock awards (the “RSUs”) and (v) shares of Company Common Stock payable as IPO Interest Charges, as defined in those certain Unsecured Promissory Notes listed on Schedule 5.3(a) (the “Bridge Financing Notes”). Besides the foregoing, there are no other series or class of Company Stock (including preferred stock), or other warrants, options or rights entitling any other Person to Company Stock. Prior to giving effect to the transactions contemplated by this Agreement, all of the issued and outstanding Company Stock and other equity interests of the Company are set forth on Schedule 5.3(a), along with the record owners thereof, all of which shares and other equity interests are owned free and clear of any Liens other than those imposed under the Company Charter. All of the outstanding shares and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal or first offer, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which it or its securities are bound. The Company holds no shares or other equity interests of the Company in its treasury. None of the outstanding shares or other equity interests of the Company were issued in violation of any applicable securities Laws.

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(b) Other than as set forth on Schedule 5.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its stockholders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth on Schedule 5.3(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c) Except as disclosed in the Company Financials, since its formation, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.

5.4 Subsidiaries. Schedule 5.4 sets forth the name of each Subsidiary of the Company, and with respect to each Subsidiary of the Company (a) its jurisdiction of organization, (b) its authorized shares or other equity interests (if applicable), (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof, (d) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any, and (e) any limitation on the ability of the Company to exercise voting control of its Subsidiary, if any. All of the outstanding equity securities of each Subsidiary of the Company are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and are owned by the Company free and clear of all Liens. There are no Contracts to which the Company or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the equity interests of any Subsidiary of the Company other than the Organizational Documents of any such Subsidiary, and consummating the transactions contemplated by this Agreement will not result in a change in control or otherwise give rights to any equity holder in any Company Subsidiary. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of the Company is a party or which are binding upon any Subsidiary of the Company providing for the issuance or redemption of any equity interests of any Subsidiary of the Company. The Company owns all of the outstanding equity securities of its Subsidiaries directly free and clear of all Liens. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of the Company. No Subsidiary of the Company has any limitation, whether by Contract, Order or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. Except for the equity interests of the Company’s Subsidiaries listed on Schedule 5.4, no Target Company owns or has the right to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person. Except as set forth on Schedule 5.4, neither the Company nor its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding contractual obligations of the Company or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

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5.5 Governmental Approvals. Except as otherwise described in Schedule 5.5, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made, nor are any novation agreements required to be entered into with any Governmental Authority relating to any material government contract or otherwise, in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) pursuant to Antitrust Laws.

5.6 Non-Contravention. Except as otherwise described in Schedule 5.6, the execution and delivery by the Company (or any other Target Company, as applicable) of this Agreement and each Ancillary Document to which any Target Company is or is required to be a party or otherwise bound, and the consummation by any Target Company of the transactions contemplated hereby and thereby and compliance by any Target Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Target Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Target Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Target Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Target Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract.

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5.7 Financial Statements.

(a) As used herein, the term “Company Financials” means the (i) audited consolidated financial statements of the Target Companies (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2021 and December 31, 2020, and the related consolidated audited income statements, changes in stockholder equity and statements of cash flows for the fiscal years then ended, each audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “Audited Company Financials”), (ii) the Company prepared unaudited financial statements, consisting of the consolidated balance sheet of the Target Companies as of December 31, 2022 (the “Interim Balance Sheet Date”) and the related consolidated income statement, changes in stockholder equity and statement of cash flows for the twelve (12) months then ended. True and correct copies of the Company Financials have been provided to ParentCo. The Company Financials (i) accurately reflect the books and records of the Target Companies as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), (iii) comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, and (iv) fairly present in all material respects the consolidated financial position of the Target Companies as of the respective dates thereof and the consolidated results of the operations and cash flows of the Target Companies for the periods indicated in accordance with GAAP. No Target Company has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each Target Company maintains accurate books and records reflecting its assets and Liabilities and maintains proper and adequate internal accounting controls that provide reasonable assurance that the following is done in accordance with GAAP: (i) such Target Company does not maintain any off-the-book accounts and that such Target Company’s assets are used only in accordance with such Target Company’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Target Company and to maintain accountability for such Target Company’s assets, (iv) access to such Target Company’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Target Company’s assets is compared with existing assets at regular intervals and verified for actual amounts, and (vi) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. No Target Company has been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of any Target Company. No Target Company or any of its Representatives has ever received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Target Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

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(c) The Target Companies do not have any Indebtedness other than the Indebtedness set forth on Schedule 5.7(c), which schedule sets forth the amounts (including principal and any accrued but unpaid interest or other obligations) and maturity date with respect to such Indebtedness. Except as disclosed on Schedule 5.7(c), no Indebtedness of any Target Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Target Company, or (iii) the ability of the Target Companies to grant any Lien on their respective properties or assets.

(d) Except as set forth on Schedule 5.7(d), no Target Company is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), including any off-balance sheet obligations, except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of the Company and its Subsidiaries as of the Interim Balance Sheet Date contained in the Company Financials in accordance with GAAP or (ii) not material and that were incurred after the Interim Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(e) All financial projections with respect to the Target Companies that were delivered by or on behalf of the Company to ParentCo or its Representatives were prepared in good faith using assumptions that the Company believes to be reasonable.

(f) All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Target Companies (the “Accounts Receivable”) arose from sales actually made or services actually performed in the ordinary course of business and represent valid obligations to a Target Company arising from its business. None of the Accounts Receivable are subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefore on the Company Financials. All of the Accounts Receivable are, to the Knowledge of the Company, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Target Companies (net of reserves) within ninety (90) days.

5.8 Absence of Certain Changes. Except as set forth on Schedule 5.8, since September 30, 2022, each Target Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 6.2 (without giving effect to Schedule 6.2(b)) if such action were taken on or after the date hereof without the consent of Kernel.

5.9 Compliance with Laws including Privacy Laws. Except as set forth on Schedule 5.9, no Target Company is or has been in material conflict or material non-compliance with, or in material default or violation of, nor has any Target Company received, since January 1, 2017, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, officers or directors, employees or consultants, business or operations are or were bound or affected including, without limitation, all applicable laws regarding the handling of Personal Data. Except as set forth on Schedule 5.9:

(a) No Target Company has experienced any loss, damage or unauthorized access, use, disclosure or modification, or breach of security of Personal Data maintained by or on behalf of any Target Company (including, to the Knowledge of the Company, by any agent, subcontractor or vendor of a Target Company);

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(b) To the Knowledge of the Company, all activities conducted by a Target Company with respect to any Personal Data are permitted under the Contracts relating to Personal Data.

5.10 Company Permits. Except as described on Schedule 5.10, each Target Company (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Target Company), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Company Permits”). The Company has made available, or shall make available at least fifteen (15) days prior to Closing, to ParentCo true, correct and complete copies of all Company Permits, all of which Company Permits are listed on Schedule 5.10. All of the Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. No Target Company is in violation in any material respect of the terms of any Company Permit, and no Target Company has received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.

5.11 Litigation. Except as described on Schedule 5.11, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made (and no such Action has been brought or, to the Company’s Knowledge, threatened in the past five (5) years); or (b) Order now pending or outstanding or that was rendered by a Governmental Authority in the past five (5) years, in either case of (a) or (b) by or against any Target Company, its current or former directors, officers or equity holders (provided, that any litigation involving the directors, officers or equity holders of a Target Company must be related to the Target Company’s business, equity securities or assets), its business, equity securities or assets. Except as described on Schedule 5.11, the items listed on Schedule 5.11, if finally determined adversely to the Target Companies, will not have, either individually or in the aggregate, a Material Adverse Effect upon any Target Company. In the past five (5) years, none of the current or former officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud or been assessed any administrative fines following an investigation by a Governmental Authority.

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5.12 Material Contracts.

(a) Schedule 5.12(a) sets forth a true, correct and complete list of, and the Company has made available, or shall make available at least fifteen (15) days prior to Closing, to ParentCo (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets are bound or affected (each Contract required to be set forth on Schedule 5.12(a), a “Company Material Contract”) that:

(i) contains covenants that limit the ability of any Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii) involves any joint venture, strategic partnership, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii) involves any agreement relating to the supply of product to, the purchase of product for, or the performance of services by or to any Target Company, in each instance, which are material to the business and operations of the Company and Target Companies, taken as a whole;

(iv) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(v) evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Target Company having an outstanding principal amount in excess of $100,000;

(vi) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of any Target Company or another Person;

(vii) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(viii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or Contracts of at least $100,000 per year or $250,000 in the aggregate;

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(ix) is with any Top Customer or Top Supplier;

(x) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $100,000.

(xi) is between any Target Company and any directors, officers or employees of a Target Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xii) obligates the Target Companies to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);

(xiii) relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Target Company has outstanding obligations (other than customary confidentiality obligations);

(xiv) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xv) relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Target Company, other than Off-the-Shelf Software;

(xvi) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant; or

(xvii) is otherwise material to any Target Company and not described in clauses 5.12(a)(i) through 5.12(a)(xvii) above.

(b) Except as disclosed in Schedule 5.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all respects against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract; (iii) no Target Company is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by any Target Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by any Target Company, under such Company Material Contract; (v) no Target Company has received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Target Company in any material respect; and (vi) no Target Company has waived any rights under any such Company Material Contract.

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5.13 Intellectual Property.

(a) Schedule 5.13(a)(i) sets forth: (i) all U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications owned or licensed by a Target Company or otherwise used or held for use by a Target Company in which a Target Company is the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Target Company. Schedule 5.13(a)(ii) sets forth all Intellectual Property licenses, sublicenses and other agreements or permissions (“Company IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $20,000 per year (collectively, “Off-the-Shelf Software”), which are not required to be listed, although such licenses are “Company IP Licenses” as that term is used herein), under which a Target Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Target Company, if any. Each Target Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Target Company, and previously used or licensed by such Target Company, except for the Intellectual Property that is the subject of the Company IP Licenses. No item of Company Registered IP that consists of a pending Patent application fails to identify all pertinent inventors, and for each Patent and Patent application in the Company Registered IP, the Target Companies have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 5.13(a)(iii), all Company Registered IP is owned exclusively by the applicable Target Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Company Registered IP, and such Target Company has recorded assignments of all Company Registered IP.

(b) Each Target Company has a valid and enforceable license to use all Intellectual Property that is the subject of the Company IP Licenses applicable to such Target Company. The Company IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Target Companies as presently conducted. Each Target Company has performed all obligations imposed on it in the Company IP Licenses, has made all payments required to date, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder. The continued use by the Target Companies of the Intellectual Property that is the subject of the Company IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Target Company. All registrations for Copyrights, Patents, Trademarks and Internet Assets that are owned by or exclusively licensed to any Target Company are valid, in force and in good standing with all required fees and maintenance fees having been paid with no Actions pending, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No Target Company is party to any Contract that requires a Target Company to assign to any Person all of its rights in any Intellectual Property developed by a Target Company under such Contract.

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(c) Schedule 5.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Target Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Target Company, if any. Each Target Company has performed all obligations imposed on it in the Outbound IP Licenses, and such Target Company is not, nor, to the Knowledge of the Company, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder.

(d) No Action is pending or, to the Company’s Knowledge, threatened against a Target Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, licensed, used or held for use by the Target Companies, nor, to the Knowledge of the Company, is there any reasonable basis for any such Action. No Target Company has received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Target Company, nor to the Knowledge of the Company is there a reasonable basis therefor. There are no Orders to which any Target Company is a party or its otherwise bound that (i) restrict the rights of a Target Company to use, transfer, license or enforce any Intellectual Property owned by a Target Company, (ii) restrict the conduct of the business of a Target Company in order to accommodate a third Person’s Intellectual Property, or (iii) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned by a Target Company. No Target Company is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Target Company or, to the Knowledge of the Company, otherwise in connection with the conduct of the respective businesses of the Target Companies. To the Company’s Knowledge, no third party is currently, or in the past five (5) years has been, infringing upon, misappropriating or otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Target Company (“Company IP”) in any material respect.

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(e) Except as set forth in Schedule 5.13(e), all officers, directors, employees and independent contractors of a Target Company (and each of their respective Affiliates) have assigned to the Target Companies all Intellectual Property arising from the services performed for a Target Company by such Persons and all such assignments of Company Registered IP have been recorded. Except as set forth in Schedule 5.13(e), no current or former officers, employees or independent contractors of a Target Company have claimed any ownership interest in any Intellectual Property owned by a Target Company. To the Knowledge of the Company, there has been no violation of a Target Company’s policies or practices related to protection of Company IP or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Target Company. The Company has made available, or shall make available at least fifteen (15) days prior to Closing, to ParentCo true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Target Company. To the Company’s Knowledge, none of the employees of any Target Company is obligated under any Contract, or subject to any Order, that would materially interfere with the use of such employee’s best efforts to promote the interests of the Target Companies, or that would materially conflict with the business of any Target Company as presently conducted or contemplated to be conducted. Each Target Company has taken reasonable security measures in order to protect the secrecy, confidentiality and value of the material Company IP.

(f) To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of a Target Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by a Target Company. Each Target Company has complied in all material respects with all applicable Laws and Contract requirements relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Target Companies has not and does not violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g) Except as set forth in Schedule 5.13(g), the consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Target Company, or (ii) any Company IP License. Following the Closing, the Company shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Target Companies’ rights under such Contracts or Company IP Licenses to the same extent that the Target Companies would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Target Companies would otherwise be required to pay in the absence of such transactions.

(h) Schedule 5.13(h) contains a correct, current, and complete list of all social media accounts used in the Target Companies’ business. The Target Companies have complied with all terms of use, terms of service, and other Contracts and all associated policies and guidelines relating to its use of any social media platforms, sites, or services (collectively, “Platform Agreements”). There are no Actions, whether settled, pending, or threatened, alleging any (A) breach or other violation of any Platform Agreement by the Company; or (B) defamation, violation of publicity rights of any Person, or any other violation by the Company in connection with its use of social media.

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(i) All Target Company IT Systems are in good working condition and are sufficient for the operation of the Target Companies’ business as currently conducted and as proposed to be conducted. In the past five (5) years, there has been no malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Target Company IT Systems that has resulted or is reasonably likely to result in disruption or damage to the business of any of the Target Companies. The Target Companies have taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Target Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and Software and hardware support arrangements.

5.14 Taxes and Returns.

(a) Each Target Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established. Each Target Company has complied with all applicable Laws relating to Tax.

(b) There is no Action currently pending or, to the Knowledge of the Company, threatened against a Target Company by a Governmental Authority in a jurisdiction where the Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c) No Target Company is being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against a Target Company in respect of any Tax, and no Target Company has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).

(d) There are no Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens.

(e) Each Target Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f) No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

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(g) No Target Company has made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h) No Target Company has participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation section 1.6011-4.

(i) No Target Company has any Liability or potential Liability for the Taxes of another Person (other than another Target Company) that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on any Target Company with respect to any period following the Closing Date.

(j) No Target Company has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

(k) No Target Company: (i) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of securities (to any Person or entity that is not a member of the consolidated group of which the Company is the common parent corporation) qualifying for, or intended to qualify for, Tax-free treatment under Section 355 of the Code (A) within the two-year period ending on the date hereof or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement; or (ii) is or has ever been (A) a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (B) a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes other than a group of which the Company is or was the common parent corporation.

(l) No Target Company is aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

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5.15 Real Property. Schedule 5.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to ParentCo a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns or has ever owned any real property or any interest in real property (other than the leasehold interests in the Company Real Property Leases).

5.16 Personal Property. Each item of Personal Property which is currently owned, used or leased by a Target Company with a book value or fair market value of greater than One Hundred Thousand Dollars ($100,000) is set forth on Schedule 5.16, along with, to the extent applicable, a list of lease agreements, lease guarantees, security agreements and other agreements related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Company Personal Property Leases”). Except as set forth in Schedule 5.16, all such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted consistent with the age of such items), and are suitable for their intended use in the business of the Target Companies. The operation of each Target Company’s business as it is now conducted or presently proposed to be conducted is not dependent upon the right to use the Personal Property of Persons other than a Target Company, except for such Personal Property that is owned, leased or licensed by or otherwise contracted to a Target Company. The Company has provided to ParentCo a true and complete copy of each of the Company Personal Property Leases, and in the case of any oral Company Personal Property Lease, a written summary of the material terms of such Company Personal Property Lease. The Company Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of the Company, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default on the part of a Target Company or any other party under any of the Company Personal Property Leases, and no Target Company has received notice of any such condition.

5.17 Title to and Sufficiency of Assets. Each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Interim Balance Sheet Date included in the Company Financials and (d) Liens set forth on Schedule 5.17. The assets (including Intellectual Property rights and contractual rights) of the Target Companies constitute all of the assets, rights and properties that are used in the operation of the businesses of the Target Companies as it is now conducted.

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5.18 Employee Matters.

(a) Except as set forth in Schedule 5.18(a), no Target Company is a party to any collective bargaining agreement or other Contract covering any group of employees, labor organization or other representative of any of the employees of any Target Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees, consultant, independent contractor, officer or manager of any of the Target Companies. Schedule 5.18(a) sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of the Company, threatened between any Target Company and Persons employed by or providing services as independent contractors to a Target Company. No current officer or employee of a Target Company has provided any Target Company written or, to the Knowledge of the Company, oral notice of his or her plan to terminate his or her employment with any Target Company or go on leave of absence.

(b) Except as set forth in Schedule 5.18(b), each Target Company (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, sexual harassment, disability, labor relations, classification and payment of employees and independent contractors, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral notice that there is any pending Action involving unfair labor practices against a Target Company, (ii) is not liable for any material past due arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). There are no Actions pending or, to the Knowledge of the Company, threatened against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) Schedule 5.18(c) hereto sets forth a complete and accurate list as of the date hereof of all employees of the Target Companies showing for each as of such date (i) the employee’s name, job title or description, employer, location, salary level (including any bonus, commission, deferred compensation or other remuneration payable (other than any such arrangements under which payments are at the discretion of the Target Companies)), (ii) any bonus, commission or other remuneration other than salary paid during the fiscal year ended December 31, 2021, and (iii) any wages, salary, bonus, commission or other compensation due and owing to each employee during or for the fiscal year ending December 31, 2022. Except as set forth on Schedule 5.18(c), (A) no employee is a party to a written employment Contract with a Target Company and each is employed “at will”, and (B) the Target Companies have paid in full to all their employees all wages, salaries, commission, bonuses and other compensation due to their employees, including overtime compensation, and no Target Company has any obligation or Liability (whether or not contingent) with respect to severance payments to any such employees under the terms of any written or, to the Company’s Knowledge, oral agreement, or commitment or any applicable Law, custom, trade or practice. Except as set forth in Schedule 5.18(c), each Target Company employee has entered into the Company’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with a Target Company (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been made available, or shall make available at least fifteen (15) days prior to Closing, to ParentCo by the Company.

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(d) Schedule 5.18(d) contains a list of all independent contractors (including consultants) currently engaged by any Target Company, along with the position, the entity engaging such Person, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 5.18(d), all of such independent contractors are a party to a written Contract with a Target Company. Except as set forth on Schedule 5.18(d), each such independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights in such Person’s agreement with a Target Company, a copy of which has been provided to ParentCo by the Company. For the purposes of applicable Law, including the Code, all independent contractors who are currently, or within the last six (6) years have been, engaged by a Target Company are bona fide independent contractors and not employees of a Target Company. Each independent contractor is terminable on fewer than thirty (30) days’ notice, without any obligation of any Target Company to pay severance or a termination fee.

5.19 Benefit Plans.

(a) Set forth on Schedule 5.19 is a true and complete list of each Company Benefit Plan of a Target Company. With respect to each Company Benefit Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with GAAP on the Company Financials. No Target Company is or has in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does any Target Company have any Liability with respect to any collectively-bargained for plans, whether or not subject to the provisions of ERISA. No statement, either written or oral, has been made by any Target Company to any Person with regard to any Company Benefit Plan that was not in accordance with the Company Benefit Plan in any material respect.

(b) Each Company Benefit Plan is and has been operated at all times in compliance with all applicable Laws in all material respects, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code or the Target Companies have requested an initial favorable IRS determination of qualification and/or exemption within the period permitted by applicable Law. No fact exists which could adversely affect the qualified status of such Company Benefit Plans or the exempt status of such trusts.

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(c) With respect to each Company Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Target Company, the Company has provided to ParentCo accurate and complete copies, if applicable, of: (i) all Company Benefit Plan texts and agreements and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) all summary plan descriptions and material modifications thereto; (iii) the three (3) most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets; (v) the three (3) most recent nondiscrimination testing reports; (vi) the most recent determination letter received from the IRS, if any; (vii) the most recent actuarial valuation; and (viii) all material communications with any Governmental Authority.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made in all material respects as required under ERISA or have been fully accrued in all material respects on the Company Financials.

(e) No Company Benefit Plan is a “defined benefit plan” (as defined in Section 414(j) of the Code), a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “multiple employer plan” (as described in Section 413(c) of the Code) or is otherwise subject to Title IV of ERISA or Section 412 of the Code, and no Target Company has incurred any Liability or otherwise could have any Liability, contingent or otherwise, under Title IV of ERISA and no condition presently exists that is expected to cause such Liability to be incurred. No Company Benefit Plan will become a multiple employer plan with respect to any Target Company immediately after the Closing Date. No Target Company currently maintains or has ever maintained, or is required currently or has ever been required to contribute to or otherwise participate in, a multiple employer welfare arrangement or voluntary employees’ beneficiary association as defined in Section 501(c)(9) of the Code.

(f) There is no arrangement under any Company Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Target Companies and no arrangement exists pursuant to which a Target Company will be required to “gross up” or otherwise compensate any person because of the imposition of any excise tax on a payment to such person.

(g) With respect to each Company Benefit Plan which is a “welfare plan” (as described in Section 3(1) of ERISA): (i) no such plan provides medical or death benefits with respect to current or former employees of a Target Company beyond their termination of employment (other than coverage mandated by Law, which is paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan. Each Target Company has complied with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code.

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(h) Except as set forth in Schedule 5.19(g), the consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; or (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code. No Target Company has incurred any Liability for any Tax imposed under Chapter 43 of the Code or civil liability under Section 502(i) or (l) of ERISA.

(i) Except to the extent required by Section 4980B of the Code or similar state Law, no Target Company provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(j) All Company Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any Liability to the Surviving Corporation or ParentCo or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

(k) Each Company Benefit Plan that is subject to Section 409A of the Code (each, a “Section 409A Plan”) as of the Closing Date is indicated as such on Schedule 5.19(j). No options or other equity-based awards have been issued or granted by the Company that are, or are subject to, a Section 409A Plan. Each Section 409A Plan has been administered in compliance, and is in documentary compliance, with the applicable provisions of Section 409A of the Code, the regulations thereunder and other official guidance issued thereunder. No Target Company has any obligation to any employee or other service provider with respect to any Section 409A Plan that may be subject to any Tax under Section 409A of the Code. No payment to be made under any Section 409A Plan is, or to the Knowledge of the Company will be, subject to the penalties of Section 409A(a)(1) of the Code. There is no Contract or plan to which any Target Company is a party or by which it is bound to compensate any employee, consultant or director for penalty taxes paid pursuant to Section 409A of the Code.

5.20 Environmental Matters. Except as set forth in Schedule 5.20:

(a) Each Target Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.

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(b) No Target Company is the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. No Target Company has assumed, contractually or by operation of Law, any Liabilities or obligations under any Environmental Laws.

(c) No Action has been made or is pending, or to the Company’s Knowledge, threatened against any Target Company or any assets of a Target Company alleging either or both that a Target Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.

(d) No Target Company has manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Environmental Liabilities.

(e) There is no investigation of the business, operations, or currently owned, operated, or leased property of a Target Company or, to the Company’s Knowledge, previously owned, operated, or leased property of a Target Company pending or, to the Company’s Knowledge, threatened that could lead to the imposition of any Liens under any Environmental Law or Environmental Liabilities.

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, or (iii) equipment containing polychlorinated biphenyls.

(g) The Company has provided to ParentCo all environmentally related site assessments, audits, studies, reports, analysis and results of investigations that have been performed in respect of the currently or previously owned, leased, or operated properties of any Target Company.

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5.21 Transactions with Related Persons. Except as set forth on Schedule 5.21, no Target Company nor any of its Affiliates, nor any officer, director, or beneficial owner of 5% or more of the equity of a Target Company, manager, employee, trustee or beneficiary of a Target Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the past three (3) years, has been, a party to any transaction with a Target Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property or the license of Intellectual Property from, (c) granting or receiving any right or interest in any asset of a Target Company to or from, or (d) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business consistent with past practice) any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth on Schedule 5.21, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Target Company. The assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

5.22 Insurance.

(a) Schedule 5.22(a) lists all insurance policies held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to ParentCo. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the Closing. To the Knowledge of the Company, there is no threatened termination of, or material premium increase with respect to, any Target Companies’ insurance policies. No Target Company has any self-insurance or co-insurance programs. In the past five (5) years, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy.

(b) Schedule 5.22(b) identifies each individual insurance claim in excess of $50,000 made by a Target Company in the past five (5) years. Each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. No Target Company has made any claim against an insurance policy as to which the insurer is denying coverage.

5.23 Books and Records. All of the financial books and records of the Target Companies are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

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5.24 Top Customers and Suppliers. Schedule 5.24 lists, by dollar volume received or paid, as applicable, for each of (a) the twelve (12) months ended on December 31, 2021 and (b) the period from January 1, 2020 through the Interim Balance Sheet Date, the ten (10) largest customers of the Target Companies (the “Top Customers”) and the ten largest suppliers of goods or services to the Target Companies (the “Top Suppliers”), along with the amounts of such dollar volumes. The relationships of each Target Company with such suppliers and customers are good commercial working relationships and (i) no Top Supplier or Top Customer within the last twelve (12) months has materially modified (in a negative way), cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to materially modify (in a negative way), cancel or otherwise terminate, any material relationships of such Person with a Target Company, (ii) no Top Supplier or Top Customer has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with a Target Company or intends to stop, decrease or limit materially its products or services to any Target Company or its usage or purchase of the products or services of any Target Company, (iii) to the Company’s Knowledge, no Top Supplier or Top Customer intends to refuse to pay any amount due to any Target Company or seek to exercise any remedy against any Target Company, (iv) no Target Company has within the past two (2) years been engaged in any material dispute with any Top Supplier or Top Customer, and (v) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not adversely affect the relationship of any Target Company with any Top Supplier or Top Customer.

5.25 Certain Business Practices.

(a) No Target Company, nor any of their respective Representatives acting on their behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. No Target Company, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Target Company or assist any Target Company in connection with any actual or proposed transaction.

(b) The operations of each Target Company are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Target Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.

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(c) No Target Company or any of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is currently identified on the specially designated nationals or other blocked person, organization or entity list currently subject to any U.S. sanctions administered by OFAC, identified by the Consolidated Screening List of the U.S. International Trade Administration (“ITA”) or identified on the Denied Persons List, the Entity List, Unverified List, or the Military End User List of the U.S. Department of Commerce Bureau of Industry and Security (“BIS”) and no Target Company has in the last five (5) fiscal years, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner, agent, or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC, BIS, ITA, the U.S. Department of Treasury or U.S. Department of Justice or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of any U.S. sanctions, Law or regulation.

(d) To the Knowledge of each Target Company and of their respective directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company, their Affiliates, and their respective Representative and distributors in their capacity as such, have complied in all material respects at all times and are in compliance in all respects with all applicable export trade control Laws, including but not limited to (i) each of the Target Companies and Affiliates (A) who or which has not directly or indirectly, exported, re-exported, sold, disclosed or otherwise transferred to (including transfers to foreign nationals located in the United States) any goods, equipment, materials, software, technology, technical data or services in violation of such trade control Laws; and (B) has not unlawfully engaged in any other transactions or disclosures, with any person with whom U.S. persons are prohibited from dealing under U.S trade Laws; (ii) there is no charge, proceeding or, to the Knowledge of the Company, investigation by any Governmental Authority with respect to a violation of any applicable trade compliance Laws that is now pending or, to the Knowledge of the Company, has been asserted or threatened with respect to the Company or its Affiliates; and (iii) the Company or Affiliates have not made, nor need to make a voluntary self-disclosure with respect to a possible violation of any trade compliance Laws to any Governmental Authority.

5.26 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

5.27 Finders and Brokers. Except as set forth in Schedule 5.27, no Target Company has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

5.28 Independent Investigation. The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Kernel, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Kernel for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Kernel set forth in Agreement (including the related portions of Kernel Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither Kernel nor any of its Representatives have made any representation or warranty as to Kernel or this Agreement, except as expressly set forth in this Agreement (including the related portions of Kernel Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.

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5.29 Information Supplied. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference: (a) in any current report on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority or stock exchange with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Registration Statement; or (c) in the mailings or other distributions to Kernel’s stockholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Kernel or its Affiliates.

5.30 Disclosure. No representations or warranties by the Company in this Agreement (as modified by the Company Disclosure Schedules) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Company Disclosure Schedules and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

Article VI
COVENANTS

6.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 6.15, the Company shall give, and shall cause its Representatives to give, Kernel and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as Kernel or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with Kernel and its Representatives in their investigation; provided, however, that Kernel and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies. No information or knowledge obtained by Kernel in any investigation conducted pursuant to the access contemplated by this Section 6.1 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Kernel hereunder.

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(b) During the Interim Period, subject to Section 6.15, Kernel shall give, and shall cause its Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to Kernel or its Subsidiaries, as the Company or its Representatives may reasonably request regarding Kernel, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of Kernel’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of Kernel or any of its Subsidiaries. No information or knowledge obtained by the Company in any investigation conducted pursuant to the access contemplated by this Section 6.1 shall affect or be deemed to modify any representation or warranty of Kernel set forth in this Agreement or otherwise impair the rights and remedies available to the Company hereunder.

6.2 Conduct of Business of the Company.

(a) Unless Kernel shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 6.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Target Companies and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

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(b) Without limiting the generality of Section 6.2(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents as set forth on Schedule 6.2, during the Interim Period, without the prior written consent of Kernel (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or guarantee or endorse any Indebtedness, Liability or obligation of any Person in excess of $100,000 individually or $250,000 in the aggregate;

(v) increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;

(vi) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

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(vii) transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Target Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii) terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;

(ix) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x) establish any Subsidiary or enter into any new line of business;

(xi) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xii) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, a Target Company or its Affiliates) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;

(xiv) close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;

(xv) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $100,000 (individually for any project (or set of related projects) or $250,000 in the aggregate);

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(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate other than pursuant to the terms of a Company Material Contract or Company Benefit Plan;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;

(xxi) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xxii) accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;

(xxiii) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice);

(xxiv) maintain the existing relations and goodwill of the Target Companies with customers, suppliers, distributors and creditors of the Target Companies and use commercially reasonable efforts to maintain all insurance policies of the Target Companies or equivalent substitutes therefor; or

(xxv) authorize or agree to do any of the foregoing actions.

(c) Notwithstanding the foregoing, Kernel hereby consents to the Company engaging in, executing and closing the following transactions, and waives any violations of the restrictions set forth in Sections 6.2(a) and Section 6.2(b) above related thereto:

(i) The acquisition of Airgility, Inc., a Delaware corporation, and any ancillary documents related thereto; and

(ii) The raising of capital, whether in the form of equity, convertible security or other form of financing, and any ancillary documents related thereto.

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6.3 Conduct of Business of Kernel.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents or as set forth on Schedule 6.3(a), Kernel shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to Kernel and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 6.3(a), nothing in this Agreement shall prohibit or restrict Kernel from extending, in accordance with Kernel’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension” and, together, the “Extensions”), and no consent of any other Party shall be required in connection therewith.

(b) Without limiting the generality of Section 6.3(a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (including as contemplated by any PIPE/Convertible Note Investment) or as set forth on Schedule 6.3(b), during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), Kernel shall not, and shall cause its Subsidiaries to not:

(i) amend, waive or otherwise change, in any respect, its Organizational Documents other than in connection with the Domestication;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii) split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.3(b)(iv) shall not prevent Kernel from borrowing funds necessary to finance its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any costs and expenses necessary for Extensions (such expenses, “Extension Expenses”), up to aggregate additional Indebtedness during the Interim Period of $5,000,000);

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(v) make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi) amend, waive or otherwise change the Trust Agreement in any manner adverse to Kernel;

(vii) terminate, waive or assign any material right under any Kernel Material Contract;

(viii) fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(ix) establish any Subsidiary or enter into any new line of business;

(x) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;

(xi) revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting Kernel’s outside auditors;

(xii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Kernel or its Subsidiary) not in excess of $100,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in Kernel Financials;

(xiii) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;

(xiv) make capital expenditures in excess of $100,000 individually for any project (or set of related projects) or $250,000 in the aggregate (excluding for the avoidance of doubt, incurring any Expenses);

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(xv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xvi) voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate (excluding the incurrence of any Expenses) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.3 during the Interim Period;

(xvii) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xviii) enter into any agreement, understanding or arrangement with respect to the voting of Kernel Securities;

(xix) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xx) authorize or agree to do any of the foregoing actions.

6.4 Annual and Interim Financial Statements. During the Interim Period, within thirty (30) calendar days following the end of each calendar month, each three-month quarterly period and each fiscal year (or such earlier date as such financial statements need to be available for inclusion in the Registration Statement), the Company shall deliver to Kernel unaudited consolidated financial statements, including an income statement an unaudited consolidated balance sheet, changes in shareholders’ equity, and consolidated statement of cash flows of the Target Companies for the period from the Interim Balance Sheet Date through the end of such calendar month, quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by a certificate of the Chief Financial Officer of the Company to the effect that all such financial statements fairly present the consolidated financial position and results of operations of the Target Companies as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, the Company will also promptly deliver to Kernel copies of any audited consolidated financial statements of the Target Companies that the Target Companies’ certified public accountants may issue.

6.5 Kernel Public Filings. During the Interim Period, Kernel will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Old Kernel Public Units, the Old Kernel Preferred Stock, the Old Kernel Class A Stock, the Old Kernel Class B Stock and the Old Kernel Public Warrants on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only Kernel Common Stock and Kernel Public Warrants.

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6.6 No Solicitation.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Target Companies (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Target Companies, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise and (B) with respect to Kernel and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Kernel.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and Kernel, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

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6.7 No Trading. The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of Kernel, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of Kernel (other than to engage in the Merger in accordance with Article I), communicate such information to any third party, take any other action with respect to Kernel in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

6.8 Notification of Certain Matters. During the Interim Period, each Party shall give prompt notice to the other Parties if such Party or its Affiliates: (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Closing set forth in Article VII not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates, or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

6.9 Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

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(b) In furtherance and not in limitation of Section 6.9(a), to the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each Party hereto agrees to make any required filing or application under Antitrust Laws, as applicable, at such Party’s sole cost and expense, with respect to the transactions contemplated hereby as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the Antitrust Laws. Each Party shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other Parties reasonably informed of any communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit a Representative of the other Parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other Parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, the other Parties shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority.

(c) As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.

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(d) Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

6.10 Tax Matters. Each of the Parties shall use its reasonable best efforts to cause the First Merger and the Second Merger to be treated as part of an integrated transaction that qualifies as a reorganization pursuant to Section 368 of the Code and/or a contribution pursuant to Section 351 of the Code (collectively, the “Intended Tax Treatment”). Each Party shall file all Tax Returns consistent with, and take no position inconsistent with, such treatment (whether in audits, Tax Returns or otherwise) unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code. From and after the date of this Agreement, none of the Parties shall, nor shall they permit any of their Affiliates to, knowingly take any action, cause any action to be taken or omit to take any action which could cause the transactions to fail to qualify for, or fail to be reported in a manner consistent with, the Intended Tax Treatment.

6.11 Further Assurances. The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

6.12 The Registration Statement.

(a) As promptly as practicable after the date hereof, Kernel shall prepare with the reasonable assistance of the Company, and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of Kernel Common Stock to be issued under this Agreement as the Merger Consideration, which Registration Statement will also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from Kernel stockholders for the matters to be acted upon at Kernel Special Meeting and providing the Public Stockholders an opportunity in accordance with Kernel’s Organizational Documents and the IPO Prospectus to have their shares of Old Kernel Class A Stock redeemed (the “Redemption”) in conjunction with the stockholder vote on Kernel Stockholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from Kernel stockholders to vote, at a special meeting of Kernel stockholders to be called and held for such purpose (the “Kernel Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Merger (and, to the extent required, the issuance of any shares in connection with any PIPE/Convertible Note Investment), by the holders of shares of Old Kernel Class A Stock and Old Kernel Class B Stock in accordance with Kernel’s Organizational Documents, the Companies Act and the rules and regulations of the SEC and Nasdaq, (ii) the adoption and approval of the Amended Kernel Charter, (iii) the appointment of the members of the post-Closing Kernel Board in accordance with Section 6.17 hereof, (iv) such other matters as the Company and Kernel shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (iv), collectively, the “Kernel Stockholder Approval Matters”), and (v) the adjournment of Kernel Special Meeting, if necessary or desirable in the reasonable determination of Kernel. If on the date for which Kernel Special Meeting is scheduled, Kernel has not received proxies representing a sufficient number of shares to obtain the Required Kernel Stockholder Approval, whether or not a quorum is present, Kernel may make one or more successive postponements or adjournments of Kernel Special Meeting. In connection with the Registration Statement, Kernel will file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in Kernel’s Organizational Documents, the Companies Act and the rules and regulations of the SEC and Nasdaq. Kernel shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC. The Company shall provide Kernel with such information concerning the Target Companies and their stockholders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading.

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(b) Kernel shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, Kernel Special Meeting and the Redemption. Each of Kernel and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, Kernel and, after the Closing, Kernel Representative, and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. Kernel shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to Kernel stockholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Kernel’s Organizational Documents.

(c) Kernel, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. Kernel shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that Kernel or its Representatives receive from the SEC or its staff with respect to the Registration Statement, Kernel Special Meeting and the Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments.

(d) As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, Kernel shall distribute the Registration Statement to Kernel’s stockholders and the Company Stockholders, and, pursuant thereto, shall call Kernel Special Meeting in accordance with the Companies Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.

(e) Kernel shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, Kernel’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of Kernel Special Meeting and the Redemption.

6.13 Company Stockholder Meeting. As promptly as practicable after the Registration Statement has become effective, the Company will call a meeting of its stockholders in order to obtain the Required Company Stockholder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Stockholders proxies in favor of the Required Company Stockholder Approval prior to such Company Special Meeting, and to take all other actions necessary or advisable to secure the Required Company Stockholder Approval.

6.14 Public Announcements.

(a) The Parties agree that during the Interim Period no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of Kernel and the Company (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

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(b) The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, Kernel shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Company reviewing, commenting upon and approving such Signing Filing in any event no later than the third (3rd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, Kernel shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative and Kernel Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

6.15 Confidential Information.

(a) The Company and the Seller Representative hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Kernel Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of Kernel or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of Kernel Confidential Information without Kernel’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Kernel Confidential Information, (A) provide Kernel to the extent legally permitted with prompt written notice of such requirement so that Kernel or an Affiliate thereof may seek, at Kernel’s cost, a protective Order or other remedy or waive compliance with this Section 6.15(a), and (B) in the event that such protective Order or other remedy is not obtained, or Kernel waives compliance with this Section 6.15(a), furnish only that portion of such Kernel Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Kernel Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to Kernel or destroy (at Kernel’s election) any and all copies (in whatever form or medium) of Kernel Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Kernel Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.

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(b) Kernel hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent; and (ii) in the event that Kernel or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.15(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.15(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, Kernel shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at Kernel’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that Kernel and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement. Notwithstanding the foregoing, Kernel and its Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws.

6.16 Documents and Information. After the Closing Date, ParentCo and the Company shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Target Companies in existence on the Closing Date and make the same available for inspection and copying by ParentCo Representative during normal business hours of the Company and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by ParentCo or its Subsidiaries (including any Target Company) without first advising ParentCo Representative in writing and giving ParentCo Representative a reasonable opportunity to obtain possession thereof.

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6.17 Post-Closing Board of Directors and Executive Officers.

(a) The Parties shall take all necessary action, including causing the directors of ParentCo to resign, so that effective as of the Closing, ParentCo’s board of directors (the “Post-Closing ParentCo Board”) will consist of nine (9) individuals. Immediately after the Closing, the Parties shall take all necessary action to designate and appoint to the Post-Closing ParentCo Board (i) the two (2) persons that are designated by ParentCo prior to the Closing (the “ParentCo Directors”), and (ii) the seven (7) persons that are designated by the Company prior to the Closing (the “Company Directors”), at least four (4) of whom shall be required to qualify as an independent director under Nasdaq rules. The Post-Closing ParentCo Board directors shall be classified, with respect to the term for which they severally hold office, into three classes. The initial Class I Directors shall serve for a term expiring at the first annual meeting of stockholders to be held following the Closing; the initial Class II Directors shall serve for a term expiring at the second annual meeting of stockholders following the Closing; and the initial Class III Directors shall serve for a term expiring at the third annual meeting of stockholders to be held following the Closing. At each succeeding annual meeting of stockholders, beginning with the first annual meeting of stockholders following the Closing, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Three (3) of the Company Directors shall be Class I, two (2) of the Company Directors shall be Class II and two (2) of the Company Directors shall be Class III. One (1) of ParentCo Directors shall be Class II and one (1) of ParentCo Directors shall be Class III. The board of directors of the Surviving Corporation immediately after the Closing shall be the same as the Post-Closing ParentCo Board. At or prior to the Closing, ParentCo will provide each ParentCo Director with a customary director indemnification agreement, in form and substance reasonably acceptable to such ParentCo Director.

(b) The Parties shall take all action necessary, including causing the executive officers of ParentCo to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of ParentCo immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing.

(c) The Parties shall take all action necessary, including causing the directors and officers of Kernel to resign, so that the individuals serving as directors, chief executive officer and chief financial officer, respectively, of Kernel immediately after the Closing will be the same individuals (in the same office) as that of ParentCo immediately following the Closing.

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(d) The Parties shall take all action necessary, including causing the directors of the Company to resign, so that the individuals serving as directors of the Company immediately after the Closing will be the same individuals (in the same office) as that of ParentCo immediately following the Closing.

6.18 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of ParentCo, Kernel, Kernel Merger Sub, AIRO Merger Sub and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of ParentCo, Kernel, Kernel Merger Sub or AIRO Merger Sub (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and ParentCo, Kernel, Kernel Merger Sub or AIRO Merger Sub, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Second Effective Time, ParentCo shall cause the Organizational Documents of ParentCo and the Kernel Surviving Corporation and AIRO Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub to the extent permitted by applicable Law. The provisions of this Section 6.18(a) shall survive the consummation of the First Merger and Second Merger and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives, each of whom shall be a third-party beneficiary of the provisions of this Section 6.18(a).

(b) For the benefit of ParentCo’s, Kernel’s, Kernel Merger Sub’s and AIRO Merger Sub’s directors and officers, ParentCo shall be permitted prior to the First Effective Time to obtain and fully pay from the capital of the Kernel Surviving Company upon release of funds from the Trust Account the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the First Effective Time for events occurring prior to the First Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than ParentCo’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, ParentCo shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and ParentCo shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.

6.19 Unencumbered Cash Proceeds. The Parties agree that after the Closing, the Unencumbered Cash shall first be used to pay (in the following order until paid in full): (i) Company Transaction Expenses, (ii) ParentCo Expenses, (iii) deferred Kernel Expenses (including cash amounts payable to the IPO Underwriter and any legal fees) of the IPO, (iv) any loans owed by ParentCo to the Sponsor for any ParentCo Expenses (including deferred ParentCo Expenses), other administrative costs and expenses incurred by or on behalf of ParentCo, and then (v) any other Liabilities of ParentCo as of the Closing. Such ParentCo Expenses and Company Transaction Expenses, as well as any ParentCo Expenses and Company Transaction Expenses that are required to be paid by delivery of ParentCo’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of ParentCo and the Surviving Corporation.

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6.20 Additional Financing.

(a) PIPE/Convertible Note Investment. Without limiting anything to the contrary contained herein, during the Interim Period, Kernel shall use its best efforts to enter into and consummate subscription agreements and/or convertible note purchase agreements with investors relating to an investment in Kernel to purchase shares of Kernel in connection with a private placement, and/or relating to a private investment in Kernel in the form a convertible note, in either case on terms mutually agreeable to the Company and Kernel, acting reasonably (a “PIPE/Convertible Note Investment”), and, if Kernel consummates a PIPE/Convertible Note Investment, Kernel and the Company shall, and shall cause their respective Representatives to, cooperate with each other and their respective Representatives in connection with such PIPE/Convertible Note Investment and use their respective commercially reasonable efforts to cause such PIPE/Convertible Note Investment to occur (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by Kernel).

6.21 Post-Closing Assumption or Creation of Benefit Plans. After the Closing, subject to the terms and conditions set forth in this Agreement, ParentCo shall assume the Benefit Plans of the Company or create new Benefit Plans, including, but not limited to, equity incentive plans, that are substantially similar to the Benefit Plans previously approved by the board of directors of the Company.

6.22 Extension. Kernel shall timely obtain all Extensions necessary and permissible under Kernel’s charter (as in effect on the date hereof or as amended prior to the Closing Date) and applicable Law so that the First Merger and Second Merger can be completed prior to Kernel’s deadline to complete a Business Combination.

6.23 Non-Competition Agreements. On or prior to the Closing Date, the Significant Company Holders shall have each entered into a non-competition and non-solicitation agreement in favor of ParentCo and Company (each, a “Non-Competition Agreement”), in form and substance mutually acceptable to Kernel and the Company, which will become effective as of the Closing.

6.24 Termination and Replacement of the Company Warrants. The Company and Kernel shall attempt to negotiate in good faith with Stephenson and Scarsdale in order to obtain prior to Closing executed agreements in which Stephenson and Scarsdale terminate the Company Warrants in exchange for warrants for shares of ParentCo on terms of substantially similar economic value as the Company Warrants as of the time of Closing (the “Replacement Warrants”).

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6.25 Assumption and Conversion of Company Options. The Company and Kernel shall attempt to negotiate in good faith with holders of the Company Options in order to obtain prior to Closing executed agreements in which ParentCo assumes the Company Options, and converts them to options for ParentCo Common Stock with substantially similar economic terms (the “Replacement Options”).

6.26 Updating Disclosure Schedules. The Company shall have the right to update or otherwise amend the Company Disclosure Schedules prior to Closing so long as such changes to the Company Disclosure Schedules do not, in the aggregate, result in a Material Adverse Effect; however, any reference in the Company Disclosure Schedules (as of the date hereof) to any agreement or item that has not been made available to Kernel shall be deemed excluded from the Company Disclosure Schedules until such agreement or item is provided to Kernel. Notwithstanding the foregoing, in no event shall the Company providing Kernel the agreement or item referenced in the Company Disclosure Schedules as of the date hereof at some time after the date hereof be considered for the purposes of determining if a Material Adverse Effect has occurred, so long as the aforementioned agreement or item is provided to Kernel no later than fifteen (15) days prior to the Closing Date. For the avoidance of doubt, Kernel shall not be deemed to have conducted legal due diligence on any agreement or item referenced in the Company Disclosure Schedules but not made available to Kernel as of the date hereof.

6.27 Audited Consolidated Financials. Within 60 calendar days of the date hereof, the Company shall provide audited consolidated financial statements of the Target Companies (including, in each case, any notes thereto), consisting of the consolidated balance sheets of the Target Companies as of December 31, 2022, and the related consolidated audited income statements, changes in stockholders equity and statements of cash flows for the fiscal year then ended, audited by a PCAOB qualified auditor in accordance with GAAP and PCAOB standards (the “2022 Audited Financials”).

Article VII
CLOSING CONDITIONS

7.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the First Merger and Second Merger and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and Kernel of the following conditions:

(a) Required Kernel Stockholder Approval. Kernel Stockholder Approval Matters that are submitted to the vote of the stockholders of Kernel at Kernel Special Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the stockholders of Kernel at Kernel Special Meeting in accordance with Kernel’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Kernel Stockholder Approval”).

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(b) Required Company Stockholder Approval. The Company Special Meeting shall have been held in accordance with the DGCL and the Company’s Organizational Documents, and at such meeting, the requisite vote of the Company Stockholders (including any separate class or series vote that is required, whether pursuant to the Company’s Organizational Documents, any stockholder agreement or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Merger (the “Required Company Stockholder Approval”).

(c) Antitrust Laws. Any waiting period (and any extension thereof) applicable to the consummation of this Agreement under any Antitrust Laws shall have expired or been terminated.

(d) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(e) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 7.1(e) shall have each been obtained or made.

(f) No Adverse Law or Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(g) Net Tangible Assets Test. Upon the Closing, after giving effect to the Redemption, Kernel shall have net tangible assets of at least $5,000,001.

(h) Appointment to the Board. The members of the Post-Closing ParentCo Board, Kernel Board and Company Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 6.17.

(i) Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.

(j) Nasdaq Listing. ParentCo Common Stock to be issued in connection with this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.

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7.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 7.1, the obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of Kernel, ParentCo, Kernel Merger Sub and AIRO Merger Sub set forth in this Agreement and in any certificate delivered by or on behalf of Kernel, ParentCo, Kernel Merger Sub and AIRO Merger Sub pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Kernel.

(b) Agreements and Covenants. Kernel, ParentCo, Kernel Merger Sub and AIRO Merger Sub shall have performed in all material respects all of their obligations and complied in all material respects with all of their agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Kernel Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to Kernel since the date of this Agreement which is continuing and uncured.

(d) Closing Deliveries.

(i) Officer Certificate. Kernel shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of Kernel in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.2(a), 7.2(b), and 7.2(c).

(ii) Secretary Certificate. Kernel shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of Kernel’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of Kernel’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Kernel Stockholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which Kernel is or is required to be a party or otherwise bound.

(iii) Good Standing. Kernel shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for Kernel certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of Kernel’s jurisdiction of organization and from each other jurisdiction in which Kernel is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

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(iv) Company Stockholder Registration Rights Agreement. The Company Stockholders shall have received a copy of the Company Stockholder Registration Rights Agreement in a form mutually agreed to by the Company and Kernel, duly executed by ParentCo.

(v) Replacement Warrants and Replacement Options. ParentCo shall have delivered to the Company the Replacement Warrants and Replacement Options duly executed by ParentCo.

(d) Minimum Unencumbered Cash Condition. Upon the Closing, Kernel shall have Unencumbered Cash in an amount no less than Fifty Million U.S. Dollars ($50,000,000).

7.3 Conditions to Obligations of Kernel. In addition to the conditions specified in Section 7.1, the obligations of Kernel, ParentCo, Kernel Merger Sub and AIRO Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by Kernel) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Target Companies, taken as a whole.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Target Companies taken as a whole since the date of this Agreement which is continuing and uncured.

(d) Certain Ancillary Documents. Each Lock-Up Agreement and Non-Competition Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.

(e) Imminent Closing Net Debt. Imminent Closing Net Debt shall be no more than $50,000,000.

(f) Completion of Legal Due Diligence. Kernel shall have completed its legal due diligence of the Target Companies to its reasonable satisfaction and shall be satisfied with the results thereof in its reasonable discretion.

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(g) Closing Deliveries.

(i) Officer Certificate. Kernel shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 7.3(a), 7.3(b), and 7.3(c).

(ii) Secretary Certificate. The Company shall have delivered to Kernel a certificate executed by the Company’s secretary certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Second Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Merger and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Corporation Organizational Documents, and recommending the approval and adoption of the same by the Company Stockholders at a duly called meeting of stockholders, (C) evidence that the Required Company Stockholder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iii) Good Standing. The Company shall have delivered to Kernel good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Certified Charter. The Company shall have delivered to Kernel a copy of the Company Charter, as in effect as of immediately prior to the Second Effective Time, certified by the Secretary of State of the State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(v) Employment Agreements. Kernel shall have received employment agreements, in each case effective as of the Closing, in form and substance reasonably acceptable to the Company and Kernel, between each of the persons set forth Schedule 1.1(d)(v) hereto and the applicable Target Company or Kernel, as noted in Schedule 1.1(d)(v), each such employment agreement duly executed by the parties thereto.

(vi) Non-Competition Agreements. Kernel shall have received non-competition and non-solicitation agreement in favor of ParentCo and Company, in a form mutually agreed-to by Kernel and the Company, fully executed by the Significant Company Holders, which will become effective as of the Closing.

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(vii) Transmittal Documents. The Exchange Agent shall have received from each Company Stockholder the Transmittal Documents, each in form reasonably acceptable for transfer on the books of the Company.

(viii) Resignations. Subject to the requirements of Section 6.18, Kernel shall have received written resignations, effective as of the Closing, of each of the directors and officers of the Company as requested by Kernel prior to the Closing.

(ix) Lock-Up Agreements. Kernel shall have received a Lock-Up Agreement for each Significant Company Holder, duly executed by such Significant Company Holder.

(x) Termination of Certain Contracts. Kernel shall have received evidence reasonably acceptable to Kernel that the Contracts involving the Target Companies and/or Company Security Holders or other Related Persons set forth on Schedule 5.21 shall have been terminated with no further obligation or Liability of the Target Companies thereunder.

(xi) Replacement Warrants and Replacement Options. The Company shall have delivered to Kernel the Replacement Warrants and Replacement Options duly executed by the Company and the holders of the Company Warrants and Company Options.

7.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Target Company or Company Stockholder) failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article VIII
TERMINATION AND EXPENSES

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

(a) by mutual written consent of Kernel and the Company;

(b) by written notice by Kernel or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by August 2, 2023 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(c) by written notice by either Kernel or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;

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(d) by written notice by the Company to Kernel, if (i) there has been a breach by Kernel of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Kernel shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Kernel or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if at such time the Company is in material uncured breach of this Agreement;

(e) by written notice by Kernel to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that Kernel shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if at such time Kernel is in material uncured breach of this Agreement;

(f) by written notice by Kernel to the Company, if there shall have been a Material Adverse Effect on the Target Companies taken as a whole following the date of this Agreement which is uncured and continuing;

(g) by written notice by either Kernel or the Company to the other, if Kernel Special Meeting is held (including any adjournment or postponement thereof) and has concluded, Kernel’s stockholders have duly voted, and the Required Kernel Stockholder Approval was not obtained;

(h) by written notice by either Kernel or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Stockholders have duly voted, and the Required Company Stockholder Approval was not obtained; or

(i) by written notice by Kernel to the Company, if the Company shall have failed to provide the 2022 Audited Financials in accordance with Section 6.27.

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8.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 6.14, 6.15, 8.3, 9.1, Article X and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.1). Without limiting the foregoing, and except as provided in Sections 8.3 and this Section 8.2 (but subject to Section 9.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 10.7, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 8.1.

(a) In the event this Agreement is validly terminated pursuant to Section 8.1, within seven (7) days of the termination, Kernel shall change the name of ParentCo to a name that does not contain the word “Airo”, and shall promptly provide the Company evidence of a successful name change for ParentCo.

8.3 Fees and Expenses. Subject to Sections 6.19, 9.1, 10.14 and 10.15 all Company Transaction Expenses and Kernel Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses; provided, however, that if the Closing occurs, all remaining Company Transaction Expenses and Kernel Expenses shall be paid from the capital of Kernel upon release of funds from the Trust Account.

Article IX
WAIVERS AND RELEASES

9.1 Waiver of Claims Against Trust. Reference is made to the IPO Prospectus. The Company, Merger Sub and the Seller Representative each hereby represents and warrants that it has read the IPO Prospectus and understands that Kernel has established the Trust Account containing the proceeds of the IPO and the overallotment shares acquired by Kernel’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Kernel’s public stockholders (including overallotment shares acquired by Kernel’s underwriters) (the “Public Stockholders”) and that, except as otherwise described in the IPO Prospectus, Kernel may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their shares of Old Kernel Class A Stock in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Kernel’s Organizational Documents to extend Kernel’s deadline to consummate a Business Combination, (b) to the Public Stockholders if Kernel fails to consummate a Business Combination within 18 months after the closing of the IPO, subject to extension by amendment to Kernel’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, and (d) to Kernel after or concurrently with the consummation of a Business Combination. For and in consideration of Kernel entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, Merger Sub and the Seller Representative hereby agrees on behalf of itself and its Affiliates that, notwithstanding anything to the contrary in this Agreement, none of the Company, Merger Sub or the Seller Representative nor any of their respective Affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Kernel or any of its Representatives, on the one hand, and the Company, Merger Sub, the Seller Representative or any of their respective Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). Each of the Company, Merger Sub and the Seller Representative on behalf of itself and its Affiliates hereby irrevocably waives any Released Claims that any such Party or any of its Affiliates may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with Kernel or its Affiliates). The Company, Merger Sub and the Seller Representative each agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Kernel and its Affiliates to induce Kernel to enter in this Agreement, and each of the Company, Merger Sub and the Seller Representative further intends and understands such waiver to be valid, binding and enforceable against such Party and each of its Affiliates under applicable Law. To the extent that the Company, Merger Sub or the Seller Representative or any of their respective Affiliates commences any Action based upon, in connection with, relating to or arising out of any matter relating to Kernel or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Kernel or its Representatives, each of the Company, Merger Sub and the Seller Representative hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit such Party or any of its Affiliates (or any Person claiming on behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event that the Company, Merger Sub or the Seller Representative or any of their respective Affiliates commences Action based upon, in connection with, relating to or arising out of any matter relating to Kernel or its Representatives which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, Kernel and its Representatives, as applicable, shall be entitled to recover from the Company, Merger Sub, the Seller Representative and their respective Affiliates, as applicable, the associated legal fees and costs in connection with any such Action, in the event Kernel or its Representatives, as applicable, prevails in such Action. This Section 9.1 shall survive termination of this Agreement for any reason and continue indefinitely.

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Article X
MISCELLANEOUS

10.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Kernel, ParentCo, Kernel Merger Sub or AIRO Merger Sub at or prior to the Closing, to:

Kernel Group Holdings, Inc.
515 Madison Avenue, Suite 865

New York, New York 10022
Attn: Suren Ajjarapu
Telephone No.: (646) 908-2658
Email: sa@kernelcap.com

with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW Suite 900
Attn: Andrew M. Tucker
Facsimile No.: (202) 689-2860
Telephone No.: (202) 689-2987
Email: Andy.Tucker@nelsonmullins.com

If to ParentCo Representative, to: VKSS Capital, LLC 515 Madison Avenue, Suite 865 New York, New York 10022Attn: Suren Ajjarapu Telephone No.: (646) 908-2658 Email: sa@kernelcap.com with a copy (which will not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue, NW Suite 900
Attn: Andrew M. Tucker
Facsimile No.: (202) 689-2860
Telephone No.: (202) 689-2987
Email: Andy.Tucker@nelsonmullins.com

If to the Company or the Surviving Corporation, to: AIRO Group Holdings, Inc. 5001 Indian School Road NE, Suite 100 Attn: Joseph Burns joe.burns@theairogroup.com with a copy (which will not constitute notice) to:

Dykema Gossett PLLC
111 E Kilbourn Ave

Suite 1050

Milwaukee, WI 53202
Attn: Kate Bechen, Esq.
Facsimile No.: (866) 945-9792
Telephone No.: (414) 488-7333
Email: KBechen@dykema.com

If to the Seller Representative, to: Dr. Chirinjeev Kathuria 19W060 Avenue Latour Oak Brook, IL 60523 Email: drkathuria@theairogroup.com with a copy (which will not constitute notice) to:

Dykema Gossett PLLC
111 E Kilbourn Ave

Suite 1050

Milwaukee, WI 53202
Attn: Kate Bechen, Esq.
Facsimile No.: (866) 945-9792
Telephone No.: (414) 488-7333
Email: KBechen@dykema.com

If to ParentCo after the Closing, to: AIRO Group Holdings, Inc. 5001 Indian School Road NE, Suite 100 Attn: Joseph Burns joe.burns@theairogroup.com and ParentCo Representative with a copy (which will not constitute notice) to:

Dykema Gossett PLLC
111 E Kilbourn Ave

Suite 1050

Milwaukee, WI 53202
Attn: Kate Bechen, Esq.
Facsimile No.: (866) 945-9792
Telephone No.: (414) 488-7333
Email: KBechen@dykema.com

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10.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of Kernel and the Company (and after the Closing, Kernel Representative and the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

10.3 Third Parties. Except for the rights of the D&O Indemnified Persons set forth in Section 6.18(a), which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

10.4 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 10.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 10.4. A Party must, in the first instance, provide written notice of any Disputes to the other Parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The Parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other Parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules (the “AAA Procedures”) of the AAA. Any Party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition or merger agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the Parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the state of Delaware. Time is of the essence. Each Party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant Party (or Parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

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10.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Section 10.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in Delaware (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 10.4, each Party (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 10.1. Nothing in this Section 10.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

10.6 WAIVER OF JURY TRIAL. EACH PARTY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

10.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

10.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

10.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by Kernel, the Company, Kernel Representative and the Seller Representative.

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10.10 Waiver. Kernel on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Stockholders, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party , (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant to this Agreement and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by Kernel Representative or the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding the foregoing, any waiver of any provision of this Agreement after the Closing shall also require the prior written consent of Kernel Representative.

10.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

10.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to Kernel its stockholders under the Companies Act, as then applicable, or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to Kernel or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of Kernel and its Representatives and Kernel and its Representatives have been given access to the electronic folders containing such.

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10.13 Counterparts. This Agreement and each Ancillary Document may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.14 ParentCo Representative.

(a) ParentCo and Kernel, on behalf of themselves and their Subsidiaries, successors and assigns, by execution and delivery of this Agreement, hereby irrevocably appoints Sponsor, in the capacity as ParentCo Representative, as each such Person’s agent, attorney-in-fact and representative, with full power of substitution to act in the name, place and stead of such Person, to act on behalf of such Person from and after the Closing in connection with: (i) controlling and making any determinations with respect to the post-Closing AIRO Merger Consideration adjustments under Section 2.11; (ii) terminating, amending or waiving on behalf of such Person any provision of this Agreement or any Ancillary Documents to which ParentCo Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “ParentCo Representative Documents”); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any ParentCo Representative Documents; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as ParentCo Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as ParentCo Representative and to rely on their advice and counsel; (v) incurring and paying reasonable out-of-pocket costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other out-of-pocket fees and expenses allocable or in any way relating to such transaction Documents, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person; provided, that the Parties acknowledge that ParentCo Representative is specifically authorized and directed to act on behalf of, and for the benefit of, the holders of ParentCo Securities (other than the Company Security Holders immediately prior to the Second Effective Time and their respective successors and assigns). All decisions and actions by ParentCo Representative, including any agreement between ParentCo Representative and the Company, Seller Representative, any Company Stockholders, shall be binding upon ParentCo, Kernel and their Subsidiaries, successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.14(a) are irrevocable and coupled with an interest. ParentCo Representative hereby accepts its appointment and authorization as ParentCo Representative under this Agreement.

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(b) ParentCo Representative shall not be liable for any act done or omitted under any ParentCo Representative Document as ParentCo Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. ParentCo and Kernel shall indemnify, defend and hold harmless ParentCo Representative from and against any and all Losses incurred without gross negligence, bad faith or willful misconduct on the part of ParentCo Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of ParentCo Representative’s duties under any ParentCo Representative Document, including the reasonable fees and expenses of any legal counsel retained by ParentCo Representative. In no event shall ParentCo Representative in such capacity be liable under or in connection with any ParentCo Representative Document for any indirect, punitive, special or consequential damages. ParentCo Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on ParentCo Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, ParentCo Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of ParentCo and Kernel, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as ParentCo Representative may deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to ParentCo Representative under this Section 10.14 shall survive the Closing and continue indefinitely.

(c) The Person serving as ParentCo Representative may resign upon ten (10) days’ prior written notice to ParentCo, Kernel and the Seller Representative, provided, that ParentCo Representative appoints in writing a replacement ParentCo Representative. Each successor ParentCo Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original ParentCo Representative, and the term “ParentCo Representative” as used herein shall be deemed to include any such successor ParentCo Representatives.

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10.15 Seller Representative.

(a) Each Company Stockholder, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Dr. Chirinjeev Kathuria, in his capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative will deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) controlling and making any determinations with respect to the post-Closing Merger Consideration adjustments under Section 2.11; (ii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all Company Stockholders unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially material and adverse nature); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (v) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction, whether incurred prior or subsequent to Closing; (viii) receiving all or any portion of the consideration provided to the Company Stockholders under this Agreement and to distribute the same to the Company Stockholders in accordance with their Pro Rata Share; and (ix) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and ParentCo Representative, ParentCo or Kernel shall be binding upon each Company Stockholder and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.15(a) are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.

(b) Any other Person, including ParentCo Representative, Kernel and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Stockholders under any Seller Representative Documents. ParentCo Representative, Kernel and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) any payment instructions provided by the Seller Representative or (ii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company shall have any cause of action against ParentCo Representative, Kernel or the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. ParentCo Representative, Kernel and the Company shall not have any Liability to any Company Stockholder for any allocation or distribution among the Company Stockholders by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Stockholder under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Stockholder, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Stockholder with respect thereto. All notices or other communications required to be made or delivered by a Company Stockholder shall be made by the Seller Representative (except for a notice under Section 10.15(d) of the replacement of the Seller Representative).

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(c) The Seller Representative will act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Stockholders, but the Seller Representative will not be responsible to the Company Stockholders for any Losses that any Company Stockholder or any Indemnifying Party may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Stockholders shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Stockholders, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 10.15 shall survive the Closing and continue indefinitely.

(d) If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of Company Stockholders, then the Company Stockholders shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Stockholders holding in the aggregate a Pro Rata Share in excess of fifty percent (50%)), and promptly thereafter (but in any event within two (2) Business Days after such appointment) notify ParentCo Representative and Kernel in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.

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10.16 Legal Representation. The Parties agree that, notwithstanding the fact that Nelson Mullins Riley & Scarborough LLP may have, prior to Closing, jointly represented Kernel, ParentCo, Kernel Merger Sub, AIRO Merger Sub, ParentCo Representative and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented Kernel and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Nelson Mullins Riley & Scarborough LLP will be permitted in the future, after Closing, to represent the Sponsor, ParentCo Representative or their respective Affiliates in connection with matters in which such Persons are adverse to ParentCo or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Nelson Mullins Riley & Scarborough LLP’s future representation of one or more of the Sponsor, ParentCo Representative or their respective Affiliates in which the interests of such Person are adverse to the interests of ParentCo, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Nelson Mullins Riley & Scarborough LLP of Kernel, ParentCo, Kernel Merger Sub, AIRO Merger Sub, any Sponsor, ParentCo Representative or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor and ParentCo Representative shall be deemed the clients of Nelson Mullins Riley & Scarborough LLP with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor and ParentCo Representative, shall be controlled by the Sponsor and ParentCo Representative and shall not pass to or be claimed by ParentCo or the Surviving Corporation; provided, further, that nothing contained herein shall be deemed to be a waiver by ParentCo or any of its Affiliates (including, as applicable, after the First Effective Time or the Second Effective Time, the Surviving Corporation and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

10.17 Non-Survival of Representations, Warranties. The representations and warranties of the Company and ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Company or ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Company and ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Company or ParentCo, Kernel, Kernel Merger Sub or AIRO Merger Sub or their respective Representatives with respect thereto. The covenants and agreements made by the Company and ParentCo, Kernel, Kernel Merger Sub and AIRO Merger Sub in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).

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Article XI
DEFINITIONS

11.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.

“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Target Companies in the preparation of the latest audited Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or Kernel prior to the Closing.

“AIRO Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of AIRO Merger Sub.

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.

“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.

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“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercial banking institutions in New York, New York are generally open for use by customers on such day.

“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Target Companies on hand or in bank accounts, including deposits in transit, minus the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Target Companies as of such time.

“Closing Net Debt” means, as of the Reference Time, (a) the aggregate amount of all Indebtedness of the Target Companies, less (b) the Closing Company Cash, in each case of clauses (a) and (b), on a consolidated basis and as determined in accordance with the Accounting Principles.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.

“Company Benefit Plans” means all contracts, plans, agreements, programs, arrangements, employee benefit plans, compensation arrangements and other benefit arrangements, whether written or unwritten and whether or not providing cash- or equity-based incentives (e.g., restricted stock, stock option, stock appreciation right, phantom stock, etc.), health, medical, dental, disability, accident or life insurance benefits, change in control or retention payments, vacation, severance, salary continuation, or other termination pay, bonus, commissions or other variable compensation, vacation, paid-time-off, sick leave, fringe benefit, retirement, deferred compensation, retirement, pension or savings benefits, that are sponsored, maintained or contributed to by a Target Company for the benefit of any current or former employees, offices, directors, or consultants of a Target Company or under which a Target Company has any liability and all employment or other agreements (other than at will offer letters that do not provide for any severance or termination benefits) providing compensation, vacation, severance or other benefits to any officer, employee, consultant or former employee of a Target Company to which a Target Company is a party.

“Company Charter” means the Certificate of Incorporation of the Company, as amended and effective under the DGCL, prior to the Second Effective Time.

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“Company Common Stock” means the common stock, par value $0.000001 per share, of the Company.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by ParentCo, Kernel, Kernel Merger Sub or AIRO Merger Sub or their Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to ParentCo, Kernel, Kernel Merger Sub or AIRO Merger Sub or their Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any capital stock of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital stock of the Company.

“Company IT Systems” means all computer systems, computer software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Target Company.

“Company Securities” means, collectively, the Company Stock and any Company Convertible Securities.

“Company Security Holders” means, collectively, the holders of Company Securities.

“Company Stock” means any shares of the Company Common Stock.

“Company Stockholders” means, collectively, the holders of Company Stock.

“Company Transaction Expenses” means all fees and expenses of any of the Target Companies incurred or payable as of the Closing and not paid prior to the Closing (i) in connection with the consummation of the transactions contemplated hereby, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company, (ii) any change in control bonus, accrued but unpaid salary, transaction bonus, retention bonus, termination or severance payment or payment relating to terminated options, warrants or other equity appreciation, phantom equity, profit participation or similar rights, in any case, to be made to any current or former employee, independent contractor, director or officer of any Target Company at or after the Closing pursuant to any agreement to which any Target Company is a party prior to the Closing which become payable (including if subject to continued employment) as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, (iii) any sales, use, real property transfer, stamp, stock transfer or other similar transfer Taxes imposed on Target Company in connection with the Merger or the other transactions contemplated by this Agreement, and (iv) in connection with the Company’s prior attempt at completing an initial public offering or SPAC transaction, including any amounts payable to professionals (including investment bankers, brokers, finders, attorneys, accountants and other consultants and advisors) retained by or on behalf of any Target Company in connection with the Company’s attempted initial public offering or SPAC transaction.

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“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

“Copyrights” means any works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.

“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.

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“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“Imminent Closing Net Debt” means, as of the Reference Time, (a) the aggregate amount of all Indebtedness of the Target Companies due earlier than 180 days after the Closing, less (b) the Closing Company Cash, in each case of clauses (a) and (b), on a consolidated basis and as determined in accordance with the Accounting Principles.

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“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (f) all obligations of such Person in respect of acceptances issued or created, (g) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (h) all obligations secured by an Lien on any property of such Person, (i) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (j) all obligation described in clauses (a) through (i) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.

“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.

“IPO” means the initial public offering of Old Kernel Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of Kernel, dated as of February 2, 2021, and filed with the SEC on February 4, 2021.

“IPO Underwriter” means Citigroup Global Markets Inc., the lead underwriter in the IPO.

“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).

“Kernel Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Kernel after Domestication.

“Kernel Class B Common Stock” means the shares of Class B common stock, par value $0.0001 per share, of Kernel after Domestication.

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“Kernel Common Stock” means the common stock, par value $0.0001 per share, of Kernel after Domestication and Conversion.

“Kernel Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Kernel hereto or any of its Affiliates) incurred by Kernel or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement, including any and all deferred expenses (including fees or commissions payable to the underwriters and any legal fees) of the IPO upon consummation of a Business Combination, any Extension Expenses, and any expenses relating to Hart-Scott-Rodino Act, SEC and Nasdaq filing fees relating to this Transaction.

“Kernel Merger Sub Common Stock” means the shares of common stock, par value $0.001 per share, of Kernel Merger Sub.

“Kernel Preferred Stock” means the shares of preferred stock, par value $0.0001 per share, of Kernel after Domestication.

“Kernel Private Warrant” means, after Domestication and Conversion, one (1) whole private warrant entitling the holder thereof to purchase one (1) share of Kernel Common Stock at a purchase price of $11.50 per share.

“Kernel Public Units” means the units issued in the Domestication consisting of one (1) share of Kernel Class A Common Stock and one-half (1/2) of one (1) Kernel Public Warrant.

“Kernel Public Warrant” means, after Domestication and Conversion, one (1) whole public warrant, entitling the holder thereof to purchase one (1) share of Kernel Common Stock at a purchase price of $11.50 per share.

“Kernel Securities” means the Old Kernel Preferred Stock, Old Kernel Class A Stock, Old Kernel Class B Stock, Old Kernel Private Warrants, Old Kernel Public Warrants and the Old Kernel Units, collectively.

“Knowledge” means, with respect to (i) the Company, the actual knowledge of the executive officers or directors of any Target Company, after reasonable inquiry or (ii) Kernel, the actual knowledge of Suren Ajjarapu or Howard Doss.

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

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“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, results of operations, prospects or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein) and (vi), with respect to Kernel, the consummation and effects of the Redemption (or any redemption in connection with an Extension); provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses. Notwithstanding the foregoing, with respect to Kernel, the amount of the Redemption (or any redemption in connection with an Extension, if any) or the failure to obtain the Required Kernel Stockholder Approval shall not be deemed to be a Material Adverse Effect on or with respect to Kernel.

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“Nasdaq” means the Nasdaq Capital Market.

“Net Working Capital” means, as of the Reference Time, (i) all current assets of the Target Companies (excluding, without duplication, Closing Company Cash), on a consolidated basis, minus (ii) all current liabilities of the Target Companies (excluding, without duplication, Indebtedness and unpaid Company Transaction Expenses), on a consolidated basis and as determined in accordance with the Accounting Principles; provided, that, for purposes of this definition, whether or not the following is consistent with the Accounting Principles, “current assets” will exclude any receivable from a Company Stockholder.

“Old Kernel Class A Stock” means the Class A ordinary stock, par value $0.0001 per share, of Kernel prior to Domestication.

“Old Kernel Class B Stock” means the Class B ordinary stock, par value $0.0001 per share, of Kernel prior to Domestication.

“Old Kernel Preferred Stock” means the preferred stock, par value $0.0001 per share, of Kernel prior to Domestication.

“Old Kernel Private Warrant” means one (1) whole warrant issued as part of the private placement consummated simultaneously with the closing of the IPO, entitling the holder thereof to purchase one (1) share of Old Kernel Class A Stock at a purchase price of $11.50 per share.

“Old Kernel Public Warrant” means one (1) whole warrant, of which one-half (1/2) of one (1) was included as part of each Old Kernel Unit, entitling the holder thereof to purchase one (1) share of Old Kernel Class A Stock at a purchase price of $11.50 per share.

“Old Kernel Unit” means the units issued in the IPO (including overallotment units acquired by Kernel’s underwriter) consisting of one (1) share of Old Kernel Class A Stock and one-half (1/2) of one (1) Old Kernel Public Warrant.

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.

“ParentCo Confidential Information” means all confidential or proprietary documents and information concerning ParentCo or Kernel or any of its Representatives; provided, however, that ParentCo Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by ParentCo, Kernel or their Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such ParentCo Confidential Information. For the avoidance of doubt, from and after the Closing, ParentCo Confidential Information will include the confidential or proprietary information of the Target Companies.

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“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Per Share Price” means Ten and No/100 Dollars ($10.00).

“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, or (v) Liens arising under this Agreement or any Ancillary Document.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means any information relating to an identified or identifiable natural person (data subject); an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

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“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

“Privacy Laws” means any applicable international, national, federal, provincial, state, or local law, code, rule or regulation that regulates the processing of Personal Data in any way, including data protection laws, laws regulating marketing communications and/or electronic communications, information security regulations and security breach notification rules.

“Pro Rata Share” means (a) with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the portion of the AIRO Merger Consideration payable by ParentCo to such Company Stockholder in accordance with the terms of this Agreement, divided by (ii) the total AIRO Merger Consideration payable by ParentCo to all Company Stockholders in accordance with the terms of this Agreement, and (b) with respect to each Kernel Stockholder, a fraction expressed as a percentage equal to (i) the portion of the Kernel Merger Consideration payable by ParentCo to such Kernel Stockholder in accordance with the terms of this Agreement, divided by (ii) the total Kernel Merger Consideration payable by ParentCo to all Kernel Stockholders in accordance with the terms of this Agreement.

“Redemption Price” means an amount equal to the price at which each share of Kernel Common Stock is redeemed or converted pursuant to the Redemption (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing).

“Reference Time” means the close of business of the Company on the Closing Date (but without giving effect to the transactions contemplated by this Agreement, including any payments by ParentCo hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness, Transaction Expenses or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.

“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

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“Securities Act” means the Securities Act of 1933, as amended.

“Significant Company Holder” means Company Stockholders that own at least one percent (1%) of Company Stock as of the Reference Time.

“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases.

“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.

“Sponsor” means VKSS Capital, LLC, a Delaware limited liability company.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Company” means each of the Company and its direct and indirect Subsidiaries.

“Target Company Transaction Expenses” means $14,000,000.

“Target Net Debt” means $75,000,000.

“Target Net Working Capital Amount” means an amount equal to $(5,500,000).

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

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“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.

“Trading Day” means any day on which shares of ParentCo Common Stock are actually traded on the principal securities exchange or securities market on which ParentCo Common Stock are then traded.

“Trust Account” means the trust account established by Kernel with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, effective as of February 5, 2021 as it may be amended, by and between Kernel and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.

“Unencumbered Cash” means (a) cash remaining in the Trust Account after giving effect to (i) the completion and payment of the Redemption and (ii) any prepayment regarding any forward purchase agreement; (b) the net cash proceeds of any PIPE/Convertible Note Investment; (c) fifty percent (50%) of any net cash proceeds of any capital investment raise and/or convertible debt raise conducted by the Company during the period beginning on the Date of this Agreement and ending on the Closing Date; and (d) any net cash proceeds of any executed agreements regarding a capital investment raise and/or convertible debt raise conducted by Kernel or ParentCo in which such cash proceeds are required to be paid to ParentCo during the thirty (30) day period beginning on the Closing Date. For the avoidance of doubt: (x) the calculation of “Unencumbered Cash” shall occur prior to, and shall not consider, the payment of Kernel’s unpaid Expenses or Liabilities or the payment of Company Transaction Expenses; (y) “Unencumbered Cash” shall not include any cash received as a result of a forward purchase agreement other than prepayments; and (z) “Unencumbered Cash” shall not include any cash available or received as a result of an equity line of credit.

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11.2 Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
AAA Procedures	10.4
Accounts Receivable	5.7(f)
Acquisition Proposal	6.6(a)
Agreement	Preamble
AIRO Amended Charter	2.6
AIRO Certificate of Merger	2.1
AIRO Dissenting Shareholder	2.13
AIRO Dissenting Shares	2.13
AIRO Merger Consideration	2.7(a)
AIRO Merger Sub	Preamble
AIRO Surviving Corporation	2.1
AIRO Transaction Documents	2.9(b)
Alternative Transaction	6.6(a)
Amended ParentCo Charter	1.6
Antitrust Laws	6.9(b)
Audited Company Financials	5.7(a)
Bridge Financing Notes	5.3(a)
Business Combination	9.1
CFO	2.11
Closing	3.1
Closing Date	3.1
Closing Filing	6.14(b)
Closing Press Release	6.14(b)
Closing Statement	2.11
Companies Act	Recitals
Company	Preamble
Company Benefit Plan	11.1
Company Certificates	2.9(a)
Company Directors	6.17(a)
Company Disclosure Schedules	Article V
Company Financials	5.7(a)
Company IP	5.13(d)
Company IP Licenses	5.13(a)
Company Material Contract	5.12(a)
Company Options	5.3(a)
Company Permits	5.10
Company Personal Property Leases	5.16

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Company Real Property Leases	5.15
Company Registered IP	5.13(a)
Company Special Meeting	6.13
Company Warrants	5.3(a)
Conversion	Recitals
D&O Indemnified Persons	6.18(a)
D&O Tail Insurance	6.18(b)
DGCL	Recitals
Dispute	10.4
Domestication	Recitals
Earnout Eligibility Period	2.14(a)(i)
Earnout End Date	2.14(a)(i)
Earnout Period	2.14(a)(i)
Earnout Shares	2.14(a)
Earnout Start Date	2.14(a)(i)
Earnout Statement	2.14(b)
Enforceability Exceptions	4.2
Environmental Permits	5.20(a)
Exchange Agent	1.9(a)
Extension	6.3(a)
Extension Expenses	1.1(c)(iv)
Federal Securities Laws	6.7
First Effective Time	1.2
First Merger	Recitals
Intended Tax Treatment	6.10
Interim Balance Sheet Date	5.7(a)
Interim Period	6.1(a)
Kernel	Preamble
Kernel Amended Charter	1.6
Kernel Bylaws	Recitals
Kernel Certificate of Incorporation	Recitals
Kernel Certificate of Merger	1.1
Kernel Certificates	1.9(a)
Kernel Disclosure Schedules	Article IV
Kernel Dissenting Shareholders	1.12
Kernel Dissenting Shares	1.12

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Kernel Financials	4.6(b)
Kernel Material Contract	4.13(a)
Kernel Merger Consideration	1.7(a)
Kernel Merger Sub	Preamble
Kernel Special Meeting	6.12(a)
Kernel Stockholder Approval Matters	6.12(a)
Kernel Surviving Corporation	Recitals
Kernel Transmittal Documents	1.9(b)
Letter of Transmittal	1.9(a)
Lock-Up Agreement	Recitals
Lost Certificate Affidavit	1.9(d)
Non-Competition Agreement	6.23
OFAC	4.19(c)
Off-the-Shelf Software	5.13(a)
Outbound IP License	5.13(c)
Outside Date	8.1(b)
ParentCo	Preamble
ParentCo Directors	6.17(a)
ParentCo Disclosure Schedules	Article IV
ParentCo Financials	4.6(b)
ParentCo Material Contract	4.13(a)
ParentCo Representative	Preamble
ParentCo Representative Documents	10.14(a)
ParentCo Stockholder Approval Matters	6.12(a)
ParentCo Special Meeting	6.12(a)
PIPE/Convertible Note Investment	6.20(a)
Platform Agreements	5.13(h)
Post-Closing ParentCo Board	6.17(a)
Proxy Statement	6.12(a)

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Public Certifications	4.6(a)
Public Stockholders	9.1
Redemption	6.12(a)
Registration Statement	6.12(a)
Related Person	5.21
Released Claims	9.1
Replacement Options	6.25
Replacement Warrants	6.24
Required Company Stockholder Approval	7.1(b)
Required Kernel Stockholder Approval	7.1(a)
Resolution Period	10.4
RSUs	5.3(a)
Scarsdale	5.3(a)
Scarsdale Warrant	5.3(a)
SEC Reports	4.6(a)
Second Effective Time	2.2
Second Merger	Recitals
Section 409A Plan	5.19(j)
Seller Representative	Preamble
Seller Representative Documents	10.15(a)
Signing Filing	6.14(b)
Signing Press Release	6.14(b)
Specified Courts	10.5
Stephenson	5.3(a)
Stephenson Warrant	5.3(a)
Surviving Corporation	1.1
Top Customers	5.24
Top Suppliers	5.24
Transmittal Documents	1.9(b)

{REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS}

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IN WITNESS WHEREOF, each Party has caused this Agreement and Plan of Merger to be signed and delivered as of the date first written above.

Kernel:		ParentCo Representative/Sponsor:

KERNEL GROUP HOLDINGS, INC.		VKSS CAPITAL, LLC

By:		By:
Name:	Suren Ajjarapu	Name:	Suren Ajjarapu
Title:	Chief Executive Officer	Title:	Managing Member

Kernel Merger Sub:		Company:

KERNEL MERGER SUB, INC.		AIRO GROUP HOLDINGS, INC.

By:		By:
Name:	Suren Ajjarapu	Name:	Joseph Burns
Title:	President	Title:	Chief Executive Officer

AIRO Merger Sub:		Seller Representative:

AIRO MERGER SUB, INC.		Dr. Chirinjeev Kathuria,
solely in the capacity as the Seller Representative hereunder

By:		By:
Name:	Suren Ajjarapu	Name:	Dr. Chirinjeev Kathuria
Title:	President

ParentCo:

AIRO GROUP, INC.

By:
Name:	Suren Ajjarapu
Title:	President

[Signature Page to Business Combination Agreement]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers

Cayman Islands Companies Law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We may purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Item 21. Exhibits and Financial Statements Schedules

A.	(a) Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement, by, between, and among Kernel Group Holdings, Inc., AIRO Group, Inc., Kernel Merger Sub, Inc., AIRO Merger Sub, Inc., VKSS Capital LLC, Dr. Chirinjeev Kathuria, and AIRO Group Holdings, Inc., incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-39983), filed March 6, 2023
2.2	Purchase Agreement, by, between, and among VKSS Capital, LLC, Kernel Group Holdings, Inc., and Kernel Capital Holdings, LLC, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-39983), filed January 3, 2023
3.1	Amended and Restated Memorandum and Articles of Association, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K (File No. 001-39983), filed February 5, 2021
4.1	Specimen Unit Certificate, incorporated by reference to Exhibit 4.1 to the First Amendment to the Registration Statement on Form S-1/A (File No. 001-39983), filed January 26, 2021
4.2	Specimen Class A Ordinary Share Certificate, incorporated by reference to Exhibit 4.2 to the First Amendment to the Registration Statement on Form S-1/A (File No. 001-39983), filed January 26, 2021
4.3	Specimen Warrant Certificate, incorporated by reference to Exhibit 4.3 to the First Amendment to the Registration Statement on Form S-1/A (File No. 001-39983), filed January 26, 2021
4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 001-39983), filed February 5, 2021
4.5	Description of Securities, incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K (File No. 001-39983), filed March 31, 2022
4.6	Promissory Note, dated as of November 19, 2020, between the Registrant and the Sponsor, incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 001-39983), filed January 14, 2021
4.7	Specimen ParentCo Common Stock**
4.8	Specimen ParentCo Warrant**
5.1	Opinion of Dykema Gossett PLLC**
10.1	Private Placement Warrants Purchase Agreement between the Registrant and the Sponsor, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-39983), filed February 5, 2021
10.2	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-39983), filed February 5, 2021
10.3	Registration and Shareholder Rights Agreement among the Registrant, the Sponsor and the Holders signatory thereto, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-39983), filed February 5, 2021
10.4	Letter Agreement between the Registrant, the Sponsor and each director, executive officer and advisor of the Registrant, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-39983), filed February 5, 2021
10.5	Administrative Services Agreement between the Registrant and the Sponsor, incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (File No. 001-39983), filed January 26, 2021

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10.6	Form of Indemnity Agreement, incorporated by reference to Exhibit 10.4 to the First Amendment to the Registration Statement on Form S-1/A (File No. 001-39983), filed January 26, 2021
10.7	Securities Subscription Agreement, dated November 19, 2020, between the Registrant and the Sponsor, incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 (File No. 001-39983), filed January 14, 2021
10.8	[AIRO material contracts]**
10.[●]	Form of Director and Officer Indemnification Agreement**
10.[●]	2023 Stock option and Incentive Plan**
10.[●]	Employee Stock Purchase Plan**
23.1	Consent of WithumSmith+Brown, PC*
23.2	Consent of BPM LLP**
23.3	Consent of Dykema Gossett PLLC (included on Exhibit 5.1)**
24	Power of Attorney (included on signature page)
99.1	Form of Proxy Card**
99.2	Consent of [●] to be Named as a Director Nominee**
99.3	Consent of The Mentor Group**

* filed herewith
** to be filed by amendment

Item 22. Undertakings

11.	The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

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(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(f)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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(g)	That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(h)	That, every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(i)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(j)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the _____ day of ____________, 2023.

AIRO GROUP, INC.

By:
Name:	Surendra Ajjarapu
Title:	President

POWER OF ATTORNEY

Each of the undersigned, whose signature appears below, hereby constitutes and appoints Surendra Ajjarapu and Howard Doss, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments hereto in the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

President
Surendra Ajjarapu	(Principal Executive Officer)
Chief Financial Officer
Howard Doss	(Principal Financial and Accounting Officer)

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